Form 20-F
period 1997-12-31
TEVECAP S A; TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; GALAXY BRASIL S A; TVA SUL PARTICIPACOES S A; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA SUL FOZ DO IGUACU LTD; TVA SOUTH SANTA CATARINA LTD
filed 1998-05-21
CIK 1034029, 1034031, 1034032, 1034033, 1034034, 1034035, 1034036, 1034038, 1034040, 1037386

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------
                                   Form 20-F
                      ------------------------------------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                     Commission file number _______________


                      ------------------------------------


                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

         TEVECAP INC.                          THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's                    (Jurisdiction of incorporation
      name into English)                               or organization)

                               Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                   04552-904
                          (Telephone: 55-11-821-8550)
         (Address and telephone number of principal executive offices)

                      ------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
                               ------------------

                                (Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                               ------------------

                                (Title of Class)
 Securities                       for which there is a reporting obligation
                                  pursuant to Section 15(d) of the Act:

     12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., Galaxy Brasil S.A., TVA Sul Participacoes S.A., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Santa Catarina Ltda., TVA Sul Foz do Iguacu Ltda, TVA Distribuidora S.A., TVA Programadora Ltda. and TVA Satelite Ltda.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            196,712,855 Common Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                         YES _X_              NO ___

     Indicate by check mark which financial statements item the registrant has elected to follow:

                     ITEM 17 ____        ITEM 18 __X__

================================================================================

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS..........................................1
ITEM 2.       DESCRIPTION OF PROPERTY.........................................25
ITEM 3.       LEGAL PROCEEDINGS...............................................25
ITEM 4.       CONTROL OF REGISTRANT...........................................26
ITEM 5.       NATURE OF TRADING MARKET........................................29
ITEM 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
              HOLDERS.........................................................29
ITEM 7.       TAXATION........................................................31
ITEM 8.       SELECTED FINANCIAL DATA.........................................34
ITEM 9.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS.......................................37
ITEM 10.      DIRECTORS AND OFFICERS OF THE REGISTRANT........................51
ITEM 11.      COMPENSATION FOR DIRECTORS AND OFFICERS.........................52
ITEM 12.      OPTIONS TO PURCHASE SECURITIES..................................52
ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..................52

                                     PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED......................55

                                    PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES.................................56
ITEM 16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
              SECURITIES......................................................56
ITEM 17.      FINANCIAL STATEMENTS............................................56
ITEM 18.      FINANCIAL STATEMENTS............................................56
ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS...............................56

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

GLOSSARY.....................................................................A-1

Presentation of Certain Information

     Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated Financial Statements of Tevecap and Subsidiaries (the "Tevecap Financial Statements" and together with the Financial Statements of TVA Sistema de Televisao S.A., TVA Sul Participacoes S.A., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Parana Ltda., TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda. included elsewhere in this Annual Report on Form 20-F for the Year ended December 31, 1997 (the "Annual Report"), the "Financial Statements") of the Company. Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 1997 of R$1.1164 = US$1.000. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See "Item 6: Exchange Controls and Other Limitations Affecting Security Holders." All references in this Annual Report to
(i) "US Dollars," "$" or "US$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais. Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1991 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE"). There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1991 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 1997. The term DIRECTV(R) ("DIRECTV") (DIRECTV(R) is a registered trademark of Hughes Electronics Corporation ("Hughes Electronics")) refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America. Data concerning total MMDS, Cable, C-Band or Ku-Band subscribers and penetration rates represent estimates made by the Company based on the data of Kagan World Media, Inc., IBGE data, the Company's knowledge of the pay television systems of the Company and the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

     TVA is a leading pay television operator in Brazil and is one of the country's largest pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil and, in July 1996, the Company launched DIRECTV, Brazil's first digital Ku-Band service. With approximately 564,000 subscribers, TVA offers pay television services utilizing four distribution technologies: MMDS, Cable, digital Ku-Band and digital C-Band. TVA believes that its ability to strategically deploy alternative technologies provides it with significant competitive advantages, including the ability to rapidly enter new markets, maximize penetration of existing markets and deliver service in the most cost effective manner. Additionally, TVA has interests in HBO Brasil Partners and ESPN Brasil Ltda., two programming joint ventures (the "Programming Ventures"). Through owned, affiliated and independent pay television operators, TVA programming reaches approximately 1.4 million pay television households. TVA is a majority owned subsidiary of Abril, S.A. ("Abril"), Latin America's leading magazine publishing, printing and distribution company. TVA's other shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and Chase Manhattan International Finance Ltd. ("CMIF").

     The Company conducts its pay television operations through three owned operating systems (the "Owned Systems"): TVA Sistema, TVA Sul and Galaxy Brasil. Through the MMDS and Cable systems of TVA Sistema and TVA Sul, the Company serves six cities with a combined population of approximately 18 million, including three of the seven largest cities in Brazil: Sao Paulo (population of 10.2 million), Rio de Janeiro (population of 5.7 million) and Curitiba (population of 1.5 million). The Company also holds minority interests in Canbras TVA and TV Filme (the "Operating Ventures"), which together provide pay television services to an additional seven cities with a total population of 6.5 million. In addition, the Company sells programming to, and receives a per subscriber fee from, unaffiliated pay television operators ("Independent Operators").

     The Company, through Galaxy Brasil, is Brazil's exclusive provider of the premium programming service, DIRECTV, Brazil's first digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America ("GLA"), in which TVA holds a 10.0% equity interest. The other owners of GLA are a unit of Hughes Electronics, a member of the Cisneros Group and a subsidiary of Grupo MVS. Through local operating companies such as Galaxy Brasil, GLA plans to provide DIRECTV service throughout much of Latin America and the Caribbean. The Company, through TVA Sistema, also currently provides Brazil's only digital C-Band television service (together with Galaxy Brasil, the "DBS Systems"). The DBS Systems enable the Company to deliver a greater number of channels than any other television operator in Brazil and provide TVA with access to substantially all of Brazil's 36.4 million TV Homes.

     In 1998 the Company expects to complete a corporate reorganization pursuant to which three recently-created wholly-owned subsidiaries, TVA Distribuidora S.A., TVA Programadora Ltda. and TVA Satelite Ltda., will serve as holding companies for the Company's interests in its Cable and MMDS operations, the Programming Ventures and the DBS systems, respectively. This corporate reorganization is not expected to result in any change in the Company's beneficial interests in its current subsidiaries and affiliates.

Programming Distribution and Markets

     The following table sets forth information regarding the markets in which TVA operates systems and distributes programming:

                                                                                                              Average
                                                                                                              Revenue       Pay
                                                                                                             per Month    Television
                                         Service Launch          TV            Class ABC                        per      Programming
                                              Date              Homes(a)      TV Homes(a)     Subscribers    Subscriber   Channels
                                              ----              --------      -----------     -----------    ----------   --------
Owned Systems
MMDS
TVA Sistema
        Sao Paulo ..................      September 1991       4,400,650       1,917,608         117,304      $40.03          27
        Rio de Janeiro .............        March 1992         2,659,472         964,804          99,874       39.63          26
TVA Sul
        Curitiba ...................        March 1992           568,048         236,560          23,735       35.26          15
Cable(b)
TVA Sistema
        Sao Paulo ..................       October 1994        4,400,650       1,917,608          58,541       37.51          53
TVA Sul
        Curitiba ...................       January 1995          568,048         263,560          15,169       35.57          45
        Camboriu ...................        June 1996             37,618          22,686           6,144       30.88          49
        Foz do Iguacu ..............        June 1996             46,669          29,151           8,541       24.96          50
        Florianopolis ..............      September 1996         155,382          53,001           5,866       33.25          48
                                                                                               ---------
Total MMDS and Cable
  Subscribers ......................           --                     --              --         335,174          --          --
                                                                                               ---------
DBS
TVA Sistema/Galaxy
Brasil(c) ..........................        March 1995        36,400,000      15,238,518         211,209       44.05          52 (d)
Subscribers Awaiting
  Installation .....................           --                     --              --          17,963          --          --
                                                                                               ---------
Total Subscribers-Owned
  Systems ..........................           --                     --              --         564,346          --          --
                                                                                               =========
Households Receiving
  TVA Programming
Owned Systems ......................           --                     --              --         564,346          --          --
                                                                                               ---------
Operating Ventures
MMDS
TV Filme, Inc.
        Brasilia ...................        July 1993            424,542         273,135          63,047      $47.78          24
        Goiania ....................      December 1994          319,434         140,498          29,875       43.95          24
        Belem ......................      December 1994          193,106         123,820          18,322       46.57          24
Cable
Canbras TVA
        Four cities(e) .............        April 1996           222,358         152,773          30,904          --          45
                                                                                               ---------
Total-Operating Ventures ...........           --                     --              --         142,148          --          --
                                                                                               =========
Independent Operators
(53 Independent
  Operators) .......................           --                     --              --         669,543          --          --
                                                                                               ---------
Total ..............................           --                     --              --       1,376,037          --          --
                                                                                               =========

--------------------

(a) This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 457,313, 115,302, 18,055, 19,900 and 29,822 Homes Passed, respectively, as of December 31, 1997.

(c) This data reflects the Company's digital Ku-Band and digital C-Band operations. TV Homes and Class ABC TV Homes information is national information for all of Brazil.

(d) The number includes nine SAP channels.

(e) The four cities served by Canbras TVA are Santo Andre, Sao Bernardo, Guaruja and Sao Vicente.

Brazilian Pay Television Market

     Brazil is the largest television and video market in Latin America with an estimated 36.4 million TV Homes which, as of December 31, 1997, watched on average approximately 4.0 hours of television per day, figure comparable to that of the United States. Approximately 7.8 million television sets and 2.4 million VCR units were sold in Brazil during 1995. The pay television industry in Brazil began in 1989 with the commencement by the Company of UHF service in Sao Paulo. As of December 31, 1997, there were an estimated 2.6 million pay television subscribers, representing approximately 7.0% of Brazilian TV Homes. By comparison, as of December 31, 1997, 53.5% of TV Homes in Argentina, 14.1% of TV Homes in Mexico and 72.5% of TV Homes in the United States subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide DBS systems. The Ministry of Communications estimates that Brazil will have 16.5 million pay television subscribers by 2003.

                                                                                                                           United
                                                                Brazil(a)        Argentina(b)         Mexico(b)           States(c)
                                                                ---------        ------------         ---------           ---------
                                                                              (Numbers in Thousands, except percentages)
TV Homes .............................................            36,400              9,500             15,900             95,950
                                                                  ------             ------             ------             ------
        Cable Subscribers ............................             1,758              4,999              1,634             64,375
        MMDS Subscribers .............................               420                 78                454              1,120
        C-Band Subscribers ...........................               165                 --                 --              4,135(d)


        Ku-Band Subscribers ..........................               227                 35                150              4,135(d)
                                                                  ------             ------             ------             ------

Total Subscribers ....................................             2,571              5,112              2,238             69,630
                                                                  ======             ======             ======             ======
Total Subscribers/TV Homes (%) .......................               7.0%              53.5%              14.1%              72.5%

--------------------
(a)  Pay TV Survey (March 1998).

(b)  Kagan World Media, Inc. (1997).

(c)  National Cable Television Association (1996).

(d) The number represents C-Band and Ku-Band subscribers collectively.


Competitive Advantages

     Management believes that the Company has the following competitive advantages:

     Superior Quality Programming Lineup. TVA's programming line-up includes exclusive rights to ESPN Brasil in the Company's major markets, with coverage of many of Brazil's most important soccer championships, including the Brazilian Cup and the Sao Paulo and Rio de Janeiro State Championships. The Company exclusively offers Eurochannel and Bravo Brasil and is also the only Cable and MMDS operator offering HBO, E! Entertainment Television, Mundo and CBS Telenoticias in its served markets. Management believes that as the pay television industry grows, programming will become the critical factor driving consumer selection of a pay television provider, and that with TVA's relationships with strong international partners and its exclusive soccer coverage, TVA will continue to offer superior quality programming.

     Strategic Deployment of Alternative Distribution Technologies. The Company utilizes four distribution technologies: MMDS, Cable, digital Ku-Band and digital C-Band. The availability of multiple distribution technologies enables the Company to capitalize on the population and income characteristics, topography and competitive dynamics of each of its targeted markets. The Company has the ability to penetrate new markets quickly and efficiently and to offer tiered programming at low cost with MMDS. The Company is expanding its Cable systems, where warranted by economic and competitive conditions, to build its subscriber base and to prepare for future opportunities in interactive services and telecommunications. Additionally, management believes the Company can rapidly penetrate virtually any market through the continued deployment of its DBS Systems.

     DBS Systems: Nationwide Coverage and Digital Service. Through its DBS Systems, TVA is capable of offering programming to nearly all of Brazil's 36.4 million TV Homes, including those households in markets where Cable or MMDS systems are either not developed or not economically viable. Through its DIRECTV service, TVA is the first provider of Ku-Band pay television services in Brazil and expects to enroll as subscribers a significant share of those who are interested in broader, digital quality programming and pay-per-view services. Through its digital C-Band system, the Company provides 26 channels of programming (including nine SAP channels) and is capable of providing up to 38 channels of programming (including SAP channels). The Company's only significant competitor in C-Band pay television service provides six analog channels of programming in addition to off-air channels. The Company currently targets its C-Band service to the estimated 4.5 million parabolic C-Band antennae owners in Brazil, most of whom currently receive only the off-air channels.

     Modern Cable Infrastructure. The Company's Cable systems are constructed with, or are being upgraded to, either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity with only moderate investment. This Cable technology will enable the Company to provide data transmission and interactive services, including telecommunications, in the future. Management believes that the Company's major competitors for Cable service use narrower bandwidths over portions of their Cable systems and have installed certain types of Cable in households which currently may prevent them from providing telecommunications or high speed data delivery through these portions of their systems until substantial additional investments have been made for system reconstruction or upgrade.

     Strong Strategic Partners. The Company's strategic equity partners continue to offer valuable expertise. TVA benefits from Abril's extensive experience in the business of subscriptions and distribution and from the collective experience of Falcon International, Hearst and ABC with regard to pay television operations and from access to programming.

Business Strategy

     TVA seeks to be Brazil's largest and most profitable pay television operator and programming distributor and intends to capitalize on the convergence and development of voice, video and telecommunications services. The Company intends to achieve these goals through the following strategies:

     Maximize Penetration in Existing Markets. The Company seeks to increase its penetration of existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology, (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households and (iv) expanding its penetration in ABC Class households through its scheduled nationwide rollout of DIRECTV service and the continued development of C-Band service.

     Maximize Customer Retention Through Superior Customer Service. In order to maximize customer retention, the Company aims to provide a consistently high level of customer service. The Company has developed or has acquired the right to use proprietary management information systems which, among other things, provide Company representatives immediate access to customer records and correspondence history. This enables TVA to provide high quality service to its clients while monitoring subscriber payment patterns. The Company's Churn rate, which reflects the ability of the Company to retain subscribers, averaged approximately 2.9% per month during the year ended December 31, 1997. The average monthly Churn rate for MMDS service in 1994 was 1.6%, in 1995 was 1.3%, in 1996 was 2.4% and in 1997 was 4.0%. The average monthly Churn rate for Cable service in 1994 was less than 1.0%, in 1995 was 1.1%, in 1996 (the year Cable service was initiated) was 0.8% and in 1997 was 2.1%. The average monthly Churn rate for C-Band service in 1994 was 5.3%, in 1995 was 0.1%, in 1996 was 2.0% and in 1997 was 2.1%. The average monthly Churn rate for Ku-Band service was 0.9% in 1997.

     Enhance TVA's Programming Package. In order to maintain and enhance its position as a provider of superior programming in Brazil, TVA is developing new programming through the Programming Ventures, as well as through Abril and other partners. TVA frequently evaluates the demographics of its subscribers and potential subscribers and seeks to provide programming most in demand. The Company also takes advantage of opportunities to enter into exclusive distribution agreements for popular television programming in Brazil. Management believes that its DIRECTV service, which includes both basic and premium channels, as well as pay-per-view movies and events from Brazil, other Latin American countries, Europe, Asia and the United States, further enhances TVA's programming offerings and positions the Company to be the provider of the widest selection of popular programming in Brazil.

     Enter New Markets. The Company intends to enter new markets by: (i) acquiring existing MMDS and Cable operations, (ii) continuing the nationwide rollout of DIRECTV service and (iii) investing in new operating ventures with other MMDS and Cable operators.

     Continue Network Enhancement. The Company is positioning itself to provide high speed data transmission, interactive and other telecommunications services over its systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services. In addition, the Company continues to explore the development of digital compression of MMDS signals.

     Through the implementation of the Company's strategy, the Company has been able to achieve rapid subscriber growth. The following chart sets forth information regarding (i) the number of subscribers to the Company's Owned Systems at December 31, 1994, 1995, 1996 and 1997, (ii) the number of new installations during the years ended December 31, 1994, 1995, 1996 and 1997, and
(iii) the average installation fee for the year ended December 31, 1997.



                                                                                                                    Average
                                                                                                                  Installation
                                                                                                                  Fee for the
                                               Subscribers at                          New Installations              Year
                                               End of Period (a)                         During Period               Ended
                                     -------------------------------------   -------------------------------------  Dec. 31,
                                      1994      1995      1996      1997      1994      1995      1996      1997      1997
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
MMDS
        Sao Paulo ................    72,425   121,969   126,797   117,304    34,372    75,332    61,235    67,132   $ 65.95
        Rio de Janeiro ...........    28,234    51,664    79,928    99,874    13,855    31,733    48,928    55,707    167.64
        Curitiba .................    11,112    15,260    23,595    23,735     5,972    10,513    17,117    28,890     84.18
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
Total MMDS .......................   111,771   188,893   230,320   240,913    54,199   117,578   127,280   151,729      --
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
CABLE
        Sao Paulo ................     1,007    13,885    21,352    58,541       482     6,546     6,907    27,307   $ 29.14
        Curitiba .................      --       1,244    10,377    15,169      --         434     3,794     6,111     40.86
        Foz do Iguacu ............      --        --       7,157     6,144      --        --       2,275     2,576     47.16
        Camboriu .................      --        --       5,209     8,541      --        --       1,596     4,636     91.53
        Florianopolis ............      --        --       1,916     5,866      --        --       1,966     5,514     10.51
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
Total Cable ......................     1,007    15,129    46,011    94,261       482     6,980    16,538    46,144      --
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
DBS
C-Band/DIRECTV ...................     2,075    15,126    73,180   211,209     1,914    16,873    66,085   169,755   $481.74
                                     -------   -------   -------   -------   -------   -------   -------   -------   -------
Total Subscribers-Owned
  Systems ........................   114,853   219,148   349,511   546,383    56,595   141,431   209,903   367,628      --
                                     =======   =======   =======   =======   =======   =======   =======   =======   =======

--------------------

(a)  Excludes backlog, reconnected and disconnected subscribers.


Ownership

     Tevecap is a majority owned subsidiary of Abril, the leading magazine publishing, printing and distribution company in Latin America. Abril publishes approximately 200 weekly, bi-weekly and monthly titles. During 1997, the combined monthly paid circulation of Abril and its affiliates averaged 190 million copies. TVA benefits from Abril's extensive experience in the business of subscriptions and distribution, advertising synergies, common research resources and financial analysis and support. Certain of Tevecap's other shareholders provide the Company with access to additional international programming and certain technical and financial expertise. As of December 31, 1997, the Company's shareholders had invested, in aggregate, approximately $288.0 million in the Company, and Tevecap's ownership was as follows: Abril, 56.5%; Falcon International, 14.2%; Hearst, 10.0%; ABC, 10.0%; and CMIF, 9.3%. Following a $100 million capital contribution by Abril in February 1998, Tevecap's current ownership is as follows: Abril, 62.2%; Falcon International, 12.3%; Hearst, 8.7%; ABC, 8.7%; and CMIF, 8.1%.

Distribution Operating Systems

     TVA and the Operating Ventures distribute programming through four different technologies: MMDS, Cable, digital Ku-Band and digital C-Band. The availability of multiple distribution technologies enables the Company to exploit the population and income characteristics, topography and competitive dynamics of each of its markets.

     MMDS

     TVA's strategy of rapidly deploying an extensive MMDS network has allowed it to enter new markets quickly and develop broad geographic coverage which the Company may expand utilizing signal repeaters. TVA has developed Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of the Company's MMDS systems use addressable converters, which permit the Company to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. It is expected that expansion into such newly available territory would require minimal additional capital spending by the Company. However, tall buildings and other tall structures may block reception of an MMDS signal. See "--Regulatory Framework." MMDS is being used in other emerging pay television markets such as Venezuela and Hong Kong, and in Mexico, where Cable has a strong incumbent position.

     TVA owns five MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.4 million. TVA serves 240,913 MMDS subscribers in these three cities. During the year ended December 31, 1997, TVA averaged approximately 900 net new MMDS subscribers per month. The MMDS systems of TVA offer between 15 and 27 channels of programming. TVA also holds interests in three MMDS licenses through TV Filme, an Operating Venture, which operates MMDS systems in Brasilia, Goiania and Belem and has 111,244 MMDS subscribers. See "--Regulatory Framework--MMDS Regulations." During the year ended December 31, 1997, the Operating Ventures averaged approximately 2,800 net new MMDS subscribers per month.

     Cable

     TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities. Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path consisting of trunk and distribution cable, which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of the Company's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity. The Company's four newly acquired systems in Curitiba (2), Camboriu (1) and Foz do Iguacu (1) are being upgraded to 550 MHz bandwidth capacity. The Company's new system in Florianopolis is being constructed to 550 MHz bandwidth capacity. It is expected that this technology will enable the Company to provide interactive services, including telecommunications in the future. In addition, the Company's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

     TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 11.9 million and 94,261 subscribers. As of December 31, 1997, TVA had deployed approximately 2,500 kilometers of its Cable network, including 444 kilometers of fiber optic cable, including a 395 kilometer fiber optic loop in Sao Paulo and a 49 kilometer fiber optic network in Curitiba. The Company is also upgrading or constructing the three recently acquired Cable systems. As a result of this buildout, as of December 31, 1997, TVA Cable systems passed 457,313 homes in Sao Paulo, approximately 115,302 homes in Curitiba and a total of 640,392 homes throughout all of the Company's Cable systems. As of December 31, 1997, Canbras TVA, an Operating Venture, had an existing Cable network of 628 kilometers, with 186,237 Homes Passed and 30,904 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area with a combined population of over 2.8 million. By comparison, TVA's largest competitor in Sao Paulo for Cable service had, as of the same date, 1.0 million Homes

Passed. TVA and Canbras TVA currently offer between 45 and 53 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 78 analog channels. During the year ended December 31, 1997, TVA and Canbras TVA averaged approximately 4,000 and 1,900 net new Cable subscribers per month, respectively.

     DIRECTV

     In July 1996, TVA launched, on a limited basis, Brazil's DIRECTV service, Brazil's first Ku-Band service. A nationwide rollout of DIRECTV was launched in November 1996, at which time TVA initiated a publicity campaign supported by a nationwide network of trained installers. By comparison, DIRECTV, Inc., a unit of Hughes Electronics, started its DIRECTV service in the United States in June 1994 and had, as of December 31, 1997, approximately 3.6 million subscribers for this service.

     Galaxy Brasil receives programming from GLA, including programming which GLA purchases from TVA. Additionally, GLA provides scheduling and related services to Galaxy Brasil for use with DIRECTV. GLA distributes programming to Brazil through the transmission of an encoded signal via the Galaxy VIII-i (launched in December 1997 and replacing the Galaxy III-R satellite) satellite utilizing 32 transponders to a subscriber's 60 centimeter dish antenna which can be mounted outside a window or on a rooftop. The signal is then transmitted to an integrated receiver decoder in the subscriber's home. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. A unit of Hughes Electronics leases the Galaxy VIII-i satellite and provides the use of the satellite and related services to GLA pursuant to a technical service agreement, the term of which extends until October 31, 2010. GLA, in turn, charges Galaxy Brasil a royalty on a per subscriber basis for the use of the satellite transponders and related services. The orbital location of the Galaxy VIII-i satellite enables the Company to offer more than 150 channels through DIRECTV service to substantially all of the TV Homes in Brazil, substantially all of which are able to use a 60-centimeter dish antenna due to the Galaxy VIII-i's expanded footprint. In addition, the Galaxy VIII-i satellite provides a significant improvement in signal quality, even under adverse weather conditions, although tall buildings and other tall structures may block reception of the DIRECTV programming signal. With DIRECTV service, TVA provided 76 channels of video programming (including 24 pay-per-view channels) and 33 channels of audio programming as of April 1, 1998. In addition, since December 31, 1996 a competitor has entered the Ku-Band market, but offers only 26 channels of programming (including four pay-per-view channels). TVA owns and has made a substantial investment in a satellite uplink center for the Brazilian DIRECTV service in Tambore in greater Sao Paulo (the "Tambore Facility"). The Tambore Facility is used to uplink programming to the Galaxy III-R satellite.

     In August 1997, DIRECTV, after a significant reduction of operational costs and the consummation of the Galaxy Brasil Leasing Facility and certain financings under the SurFin Credit Facility, reduced its installation fee to $399 (as compared to an original installation price of $990), making the product more competitive compared with other technologies. This new price expanded the market of potential subscribers, as the monthly subscription cost became substantially similar to, and competitive with, that of other pay television operators in the same market. In early 1999, the decoders used by DIRECTV will be manufactured in Brazil, which will generate additional cost savings. Antennas used by DIRECTV are already being produced in Brazil at competitive prices.

     DIRECTV created a new regional structure in February 1998, with regional managers, supervisors and sales teams. New sales points have been set up at locations where distributors are located and which attract a large volume of customers, such as shopping centers and hypermarkets. In addition, the Company is installing multipoint distribution units in buildings in large cities, allowing residents in such buildings to share access to such units, thereby encouraging sales in such cities.

     C-Band

     TVA has offered C-Band service since 1993, and is the only pay television operator to deliver a digital C-Band signal in Brazil. TVA's C-Band service consists of the transmission of a digital encoded signal via the Brasilsat satellite utilizing four transponders to a satellite antenna 1.1 meters in diameter located at a subscriber's home, where the signal passes through an integrated receiver decoder. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. The Brasilsat satellite was launched in July 1994 and is owned by Empresa Brasileira de Telecomunicacoes (Brazilian Telecommunications Company, or "Embratel"), the Brazilian Government-owned company authorized to provide satellite telecommunications services utilizing the Sistema Brasileiro de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System, or "SBTS"). TVA utilizes the Brasilsat satellite pursuant to three satellite transponder leases that expire on May 30, 2002, November 20, 2003, and November 24, 2003, respectively. The orbital location of the Brasilsat satellite enables TVA to provide C-Band service throughout Brazil with little or no interference. However, tall buildings and other tall structures may block reception of C-Band programming. The Brasilsat satellite has an expected useful life of approximately 12 to 15 years from the date of launch.

     TVA's C-Band service provides the Company with national coverage via satellite transmission and a large preinstalled market. As of December 31, 1997, there were approximately 4.5 million parabolic C-Band antennae in use in Brazil, most of which receive only off-air channels. This installed base represents the Company's target market for its digital C-Band service and the Company expects to attract these viewers through marketing and promotional initiatives. TVA is able to deliver 38 channels of programming (including nine SAP channels) in addition to the off-air channels and currently delivers 26 channels (including nine SAP channels) as compared to the six channels in addition to the off-air channels offered by its only significant competitor for this service. As of December 31, 1997, TVA provided service to 68,309 C-Band subscribers throughout much of Brazil. During the year ended December 31, 1997, TVA averaged approximately 1,500 net new C-Band subscribers per month.

Recent Acquisitions

     Since January 1996, TVA has purchased four existing Cable systems, two in Curitiba and one in each of two other cities in southern Brazil, and has purchased a license to operate a Cable system in a fourth city. As of the respective dates of their acquisitions, the two systems in Curitiba had a total of 4,515 subscribers, and the systems in the two other cities had a total of 8,298 subscribers. The four acquired systems had in the aggregate, as of December 31, 1996, Cable networks comprising approximately 482 kilometers. The Company is upgrading the operations of the four existing Cable systems and is constructing a cable system in the fourth city.

The Owned Systems

     TVA Sistema and TVA Sul

     TVA Sistema and TVA Sul operate the Company's MMDS, Cable and C-Band businesses. TVA holds a 98.0% equity interest in TVA Sistema, and Robert Civita, a Brazilian national, holds the remaining 2.0% equity interest. The Company holds an 86.0% equity interest in TVA Sul, and Abril holds the remaining 14.0%.

     GLA and Galaxy Brasil

     Pursuant to a Partnership Agreement, dated February 13, 1995, GLA was formed as a general partnership. As of April 11, 1997, GLA was converted into a Delaware limited liability company. Such conversion did not materially affect the governance of GLA or TVA's ownership interest in GLA. Under a Limited Liability Company Agreement, dated April 11, 1997 (the "GLA Agreement"), GLA is managed by a seven-member Executive Committee to which DIRECTV Latin America, Inc. ("DLA") can appoint four members and each of the other partners, including Tevecap, can appoint one member as long as such partner holds at least an eight percent equity interest in GLA. The GLA Agreement provides for local operating agreements between GLA and local operators throughout South America, Central America, Mexico and the Caribbean which will govern the relationship between GLA and such local operator. The GLA Agreement stipulates that the local operator in Brazil shall be Galaxy Brasil, 100.0% of the equity interest of which is currently owned by Tevecap, but up to 12.5% of which may be purchased by DTI and up to 12.5% of which may be purchased by Darlene Investments, a member of the Cisneros Group. Tevecap, in turn, has an option to purchase up to 15.0% of the equity interest of the local operator in Venezuela, all of which is currently owned by Darlene Investments. The current partners in GLA have also agreed to "seek and maintain" equity positions in other local operators. The Company has agreed to make capital contributions under the GLA Agreement of $33.5 million, of which $27.8 million had been contributed as of July 1, 1997. The GLA Agreement places restrictions, including first negotiation, approval and tag-along rights, on the transfer of capital stock or voting securities of each of the current partners in GLA and in certain circumstances their parent entities. In connection with the conversion of GLA into a limited liability company, GLA's uplink facility was transferred to California Broadcast Center, LLC, a Delaware limited liability company formed on April 11, 1997 and owned by two units of Hughes Electronics.

     Pursuant to a Local Operating Agreement (the "Local Operating Agreement") between GLA and Galaxy Brasil, dated July 29, 1996, GLA has agreed to provide to Galaxy Brasil the exclusive right and ability to supply the DIRECTV service in Brazil. In accordance with a formula based on the number of subscribers, Galaxy Brasil is obligated to pay a periodic royalty to GLA. In addition, TVA may not own or engage in any other Ku-Band service and GLA may not own or engage in any other pay television service in Brazil. GLA, upon the occurrence of certain events, has the right to terminate the Local Operating Agreement, or to terminate Galaxy Brasil's exclusive rights to distribute DIRECTV programming. Such events include breach of any material obligation of Galaxy Brasil to GLA and the failure of Galaxy Brasil to meet certain specified performance goals.

The Operating Ventures

     The Operating Ventures also operate MMDS (TV Filme) or Cable (Canbras TVA) systems. TVA holds a 36.0% equity interest in each of Canbras TVA Cabo and TV Cabo Santa Branca (the "Canbras TVA Companies"). Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") holds the remaining interests in Canbras TVA Cabo and TV Cabo Santa Branca. Canbras-Par is an affiliate of Canbras Holdings Ltd. and Canbras Communications Corp., a publicly-traded Canadian company, which are affiliates of Bell Canada International, Inc., an affiliate of BCE Inc., Canada's largest telecommunications group. The Canbras Association Agreement provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA agreed to supply to the Canbras TVA companies all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. TVA will continue to provide MMDS service, where possible, to customers in the Santo Andre and Sao Bernardo operating area of the Canbras TVA Companies until cable service is available in these areas. Canbras TVA Cabo and TV Cabo Santa Branca will compensate TVA for each subscriber that transfers from TVA's MMDS system to a Canbras TVA Cable system. The Company agreed to grant to Canbras-Par a "right of first refusal" to participate in Cable licenses that the Company may obtain, directly or indirectly, and Canbras-Par granted to the Company a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions will be negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

     TVA holds a 14.7% equity interest in TV Filme. The remaining interests are held by Warburg, Pincus Investors, L.P., which currently holds a 38.8% equity interest; members of the Lins family, Brazilian nationals, who currently hold a 16.2% equity interest; public shareholders, who currently hold a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest. On July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of $10.00 per share. Pursuant to a programming agreement, TVA provides programming to TV Filme, and TV Filme has agreed to use 50.0% of the channel capacity of each of its MMDS systems in Brasilia, Goiania and Belem (the "TV Filme Service Area") to broadcast TVA programming so long as (i) the quality of TVA programming, in the reasonable judgment of TV Filme, remains compatible with the taste and standards of TV Filme's subscribers, (ii) TVA continues to own, directly or indirectly, 10.0% of TV Filme's common stock and (iii) TVA remains a subsidiary of Abril. Within the TV Filme Service Area, TVA may not provide TVA programming to any Cable or other MMDS pay television service provider and TVA may not compete with TV Filme as an MMDS service provider. TV Filme also has a nonexclusive license to TVA programming in 19 cities in which TV Filme has pending license applications, subject to any exclusive license previously granted by TVA to other pay television service providers in such cities and which exclusive license TVA, using its best efforts, is unable to renegotiate to allow TVA to provide for TV Filme to have a nonexclusive license. TVA may not charge TV Filme an amount greater than the minimum rates charged by TVA to other subscription television operators, nor may such charges exceed comparable rates for other programming of a similar nature. The terms of the programming agreement terminate on July 20, 2004. From time to time, in connection with the programming agreement, TV Filme has agreed to enter into additional agreements with the Company regarding specified channels. The agreements typically have two year terms and determine the monthly fees which TV Filme pays for such channels.

Programming

     TVA

     TVA, through its MMDS, Cable and C-Band systems, currently provides a programming package consisting of 15 to 53 television channels. TVA programming emphasizes sports, movies, and news with a secondary emphasis on general entertainment.

     With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of ESPN Brasil, HBO Brasil, E! Entertainment Television, Mundo, CBS Telenoticias, Bravo Brasil, RTPi and Eurochannel. In addition, TVA has distribution rights to certain of Brazil's most important soccer championships, including the Brazilian Cup and the Sao Paulo and Rio de Janeiro State Championships. TVA has entered into two Programming Ventures, ESPN do Brasil Ltda. ("ESPN Brasil Ltda.") and HBO Brasil Partners, through which it distributes a large volume of programming which management believes is especially important to its subscribers. ESPN Brasil Ltda. is a joint venture between Tevecap and ESPN Brazil, Inc. (a subsidiary of ESPN, Inc.), each of which holds a 50.0% equity interest. ESPN, Inc. is a joint venture between ABC and Hearst. ESPN, Inc. provides the programming of the US channel ESPN2 to ESPN Brasil Ltda., which packages such programming with Brazilian and other international content and provides such packaged programming to TVA. Pursuant to a Quotaholders Agreement, dated June 26, 1995 (the "ESPN Agreement"), ESPN Brasil has the right to transmit "ESPN2 Service" programming as well as all library programming of ESPN. The Company has the exclusive right to broadcast the programming of ESPN Brasil Ltda. in Sao Paulo, Rio de Janeiro, Curitiba, Brasilia, Belem and Goiania. The Company also acts as the exclusive sales representative of ESPN Brasil programming with respect to sales to other Brazilian pay television providers and receives a commission in connection therewith. The Company is also the sole advertising agent for ESPN Brasil until June 1999 and receives a commission on advertising sales. ESPN Brasil Ltda., in turn, receives on an exclusive basis from the Company all rights to soccer and other sporting events acquired by the Company after February 24, 1995. ESPN Brazil, Inc. has the right to terminate the ESPN Agreement and dissolve ESPN Brasil Ltda. in the event that a Brazilian court issues a non-appealable decision that the Company did not have the right to grant these rights to ESPN Brasil. TVA's mandatory capital contributions to ESPN Brasil Ltda. are subject to a maximum aggregate amount of $5.0 million, whether in the form of loans or subscriptions for additional quotas. The ESPN Agreement is effective until June 17, 2045 and automatically renewable for a 50-year period.

     HBO Brasil Partners is a joint venture between TVA, which as of December 31, 1997, held a 24.0% equity interest, and HBO Ole Partners, a joint venture among Time-Warner, Sony, Ole Communications, Inc. and BVI Television Investments, Inc. (an affiliate of Disney Enterprises, Inc.), which as of the same date held the remaining 76.0% equity interest. HBO Brasil Partners has exclusive programming contracts with Sony, Time-Warner and certain independent programming distributors. HBO Brasil Partners, through an affiliate, provides the programming for HBO Brasil to TVA. Pursuant to a Partnership Agreement dated April 15, 1994 (the "HBO Agreement"), HBO Brasil Partners is managed by a Partners' Committee comprised of an equal number of agents appointed by TVA and HBO Ole Partners, the other partner. The HBO Agreement provides for the Company to enter into an affiliation agreement with HBO Brasil Partners, pursuant to which the Company pays a monthly fee per subscriber to the partnership.

     In addition to the Programming Ventures, TVA has entered into a number of other programming agreements. The Bravo Company, a joint venture among NBC and certain other parties, provides international movies and arts programming for the Bravo Brasil channel on an exclusive basis to TVA for distribution in Brazil. TVA customizes Bravo Brasil with the insertion of Brazilian arts and movie programming. Eurochannel is a channel assembled exclusively by TVA with programming from the German channel Deutsche Welle, the Spanish channel Radiotelevision Espanola, the French channel TF1, European movies, and series acquired from the BBC. TVA distributes its programming through its own operations and through sales of programming to the Operating Ventures, Galaxy Latin America, the Independent Operators and, to a lesser extent, to competing pay television providers.

     In addition, TVA offers non-exclusive programming from major international subscription television programming providers, including such channels as ESPN International, CNN, TNT, Fox, and the Discovery Channel.

     TVA currently offers subscribers the following channels, among others:

     HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP channel. TVA also offers HBO Brasil2, transmitting HBO Brasil films with a six hour time shift. Recently, in some locations, TVA began offering Cinemax, an HBO premium movie channel with a film library complimentary to that of HBO.

     ESPN Brasil, offered exclusively by TVA, began transmission on June 17, 1995. TVA negotiated agreements with the major Brazilian soccer confederations, providing TVA, as of the 1997 season, exclusive first choice coverage of soccer games of the Brazilian Cup, the Sao Paulo State Championship and the Brazil Cup. ESPN Brasil's programming centers around these exclusive soccer games and other exclusive Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

     ESPN International is the second sports channel offered by TVA, for which TVA recently signed a new non-exclusive 50-year contract automatically renewable for another 50-year period. ESPN International offers a number of different sporting events, which include auto racing, National Football League games, professional tennis matches, Major League Baseball games, and National Basketball Association games. ESPN International also currently provides Portuguese language commentaries exclusively to TVA.

     CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

     TNT is a movie channel which, pursuant to a non-exclusive agreement with Turner International, Inc., offers the Turner Network Television movie collection, including over 5,000 classic movie titles from MGM. In addition, TNT airs children's programming, documentaries and sporting events. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

     Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

     Discovery Brasil is comprised of programming shown on the US Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures. Recently, TVA began offering Discovery Kids, a 24-hour channel featuring the best of Discovery programming for children.

     The Fox Channel presents movies, as well as programs from the 2,000 titles in Fox's library. Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others. Recently, TVA began offering Fox Kids, a 24-hour channel featuring the best of Fox programming for children.

     Eurochannel is specially assembled and packaged by TVA and offers subscribers European programming. The channel presents programs from the Spanish Radiotelevision Espanola, the German Deutsche Welle, the BBC, the news from the French TF1, as well as a variety of quality European films. News, sports, music and variety shows are also offered.

     MTV Brasil is a 24-hour channel produced by MTV Brasil, a joint venture company owned by Abril and an indirect subsidiary of Viacom International. MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

     Sony Entertainment is primarily a situation-comedy channel, consisting of Sony's film library, including Friends, Seinfeld, Mad About You and E.R.

     The Warner Channel is a family entertainment channel, with new and classic cartoons, children's programs and movies.

     Bravo Brasil is an arts and movie channel, following the same concept as the US version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies. TVA inserts local programming, such as Brazilian music and movies, as well as shows performed in Brazil by international artists.

     CMT-Country Music Television is a 24-hour channel with the best of country music programming, including videoclips, shows and interviews with the famous American country artists.

     Mundo presents 24 hours per day of documentaries, biographies and great moments in sports, music and history, including selected programming from the History Channel.

     Cinemax is a 24-hour movie channel offering a different variety of movie each day of the week.

     E! Entertainment Television presents 24 hours per day of reports regarding movies, television, fashion and the arts.

     CBS Telenoticias is the first international news channel in the Portuguese language. Its programming includes international news, the most important news from Brazil and other Latin American countries, as well as selected programs and documentaries from CBS/Eye on People.

     MGM Gold is a movie and series channel with selected productions from the Metro-Goldwin-Mayer studios.

     The New Travel Channel/People+Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

     Nickelodeon is a 24 hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

     RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

     TVA's complete channel offerings as of April 1, 1998 are as follows:

Channel                                   Description
-------                                   -----------
HBO Brasil..............................  movie channel
HBO Brasil 2............................  HBO Brasil with a six-hour time shift
ESPN Brasil.............................  sports channel
ESPN International......................  sports channel
CNN ....................................  news channel
TNT.....................................  movie channel
Cartoon Network.........................  cartoon channel
Discovery Brasil........................  science and documentary channel
Fox Channel.............................  movie channel
Eurochannel.............................  European variety programming channel
MTV Brasil..............................  music channel
RTPi....................................  Portugal's state television channel
CMT.....................................  music channel
TV5.....................................  French variety programming channel
WorldNet................................  American news and variety channel
RTVE....................................  Spanish variety channel
Deutsche Welle..........................  German variety channel
America 2...............................  Argentine variety channel
TeleUno.................................  Spanish variety channel
Sony Entertainment......................  situation comedy channel
The Warner Channel......................  family entertainment channel
Bravo Brasil............................  arts and movies channel
Cinemax.................................  movie channel
Mundo...................................  documentary channel
E! Entertainment Television.............  American variety channel
MGM Gold................................  movies and series channel

Channel                                     Description
-------                                     -----------
NHK.......................................  Japanese variety programming channel
RAI.......................................  Italian variety programming channel
ART.......................................  Arabian variety programming channel
CBS Telenoticias..........................  news channel
Discovery Kids............................  documentary channel
Nickelodeon...............................  cartoon channel
Travel Channel/People+Arts................  documentary channel
Fox Kids..................................  cartoon channel
CNN Espanol...............................  news channel
CV Sports ................................  Argentine sports channel
CV Noticias ..............................  Argentine news channel
Dubai ....................................  Arabian variety programming channel
Hallmark .................................  movie channel
Adulto ...................................  adult movie channel
SBT.......................................  national off-air channel
Globo ....................................  national off-air channel
CNT/Gazeta................................  national off-air channel
Bandeirantes..............................  national off-air channel
Record....................................  national off-air channel
Manchete..................................  national off-air channel
Cultura...................................  national off-air channel
CBI.......................................  local off-air channel
Rede Mulher...............................  local off-air channel
Rede Vida.................................  local off-air channel
TV Senado.................................  local off-air channel
TV Educativa Rio..........................  local off-air channel
TV Camara.................................  local off-air channel
TV Legislativa............................  local off-air channel
Canal Comunitario.........................  local off-air channel
Canal Universitario.......................  local off-air channel
Canal de Sao Paulo........................  local off-air channel
Canal 21..................................  local off-air channel
Rede Gospel...............................  local off-air channel
TV Educacao ..............................  local off-air channel

     DIRECTV

     The DIRECTV programming package offered by Galaxy Brasil as of April 1, 1998 consisted of 76 video channels (including 24 pay-per-view channels), certain of which, such as Bravo Brasil, CMT Brasil and Eurochannel, are provided by TVA, and 33 audio channels. Programming includes movies, news, athletic events and other programs available on a pay-per-view basis. The complete DIRECTV service channel offerings, other than pay-per-view, as of April 1, 1998, were as follows:

Channel                                    Description
-------                                    -----------
HBO Brasil...............................  movie channel
HBO Brasil 2.............................  HBO Brasil with a six-hour time shift
ESPN Brasil..............................  sports channel
ESPN International.......................  sports channel
Eurochannel..............................  European variety programming channel
CMT Brasil...............................  music channel
E! Entertainment Television..............  American variety channel
Mundo....................................  documentary channel

Channel                                   Description
-------                                   -----------
MGM Gold................................  movies and series channel
MTV Brasil..............................  music channel
MTV Latino..............................  music channel
RTPi....................................  Portugal's state television channel
CNN International.......................  news channel
CNN Espanol.............................  news channel
CBS Telenoticias........................  news channel
TNT.....................................  movie channel
Cartoon Network.........................  cartoon channel
Discovery Brasil........................  science and documentary channel
Sony Entertainment......................  situation comedy channel
Bravo Brasil............................  art and movie channel
Deutsche Welle..........................  German variety channel
TVE.....................................  Spanish variety channel
Tele Uno................................  Spanish variety channel
Warner Channel..........................  family entertainment channel
CBS Telenoticias........................  CBS news channel in Spanish
Bloomberg...............................  business news channel
Multipremier............................  Mexican movie channel
ZAZ.....................................  Mexican children's programming channel
Travel Channel..........................  travel programming channel
NHK.....................................  Japanese general entertainment channel
TV Chile International..................  Chilean programming channel
CNT/Gazeta..............................  national off-air channel
TV Senado...............................  local off-air channel
TV Educativa Rio........................  local off-air channel
TV Cultura..............................  local off-air channel
Nickelodeon.............................  children's programming channel
Discovery Kids..........................  children's programming channel
Locomotion..............................  children's programming channel
Disney Weekend..........................  children's programming channel
BBC World...............................  world news channel
TV Chile................................  Chilean programming channel
Playboy TV..............................  adult programming channel
AdulTVision.............................  adult programming channel
Adult Weekend...........................  adult programming channel
Classe..................................  education channel
Hallmark................................  television movie channel
Travel Channel/People & Arts............  documentary channel
RAI International.......................  Italian variety channel

Operations

     Marketing. The Company periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing,
(v) television, billboard, magazine and newspaper advertisements, (vi) prewiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

     Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Ku-Band satellite service typically involves installation of a 60-centimeter dish antenna, which can be mounted outside a subscriber's window or on the rooftop of a subscriber's building or house, together with a decoder located at the subscriber's dwelling. As with Ku-Band service, C-Band service installation includes the installation of a dish antenna, although of a greater size (1.1 meters in diameter) and a decoder and related equipment at the subscriber's home. DBS installations at single-family homes require an entire installation package, while installations at multiple dwelling units in which drop lines are installed require only a decoder at each subscriber's location and therefore are less costly to the Company. Once a new subscriber has requested service, the amount of time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit, whether the topography of the surrounding area makes MMDS service viable and whether the subscriber is located in an area of Brazil that can be reached by C-Band or Ku-Band service. TVA provides installation service with its own personnel and through local subcontractors. TVA or such subcontractor attempts to complete installation and begin service within 30 days of a subscription order.

     Uplink Facilities. A major part of the delivery of TVA's DBS service, whether Ku-Band or C-Band, is the collection of programming and the transmission, or uplinking, of such programming to the Galaxy III-R satellite and the Brasilsat satellite, respectively. Upon receipt of programming, the Company processes, compresses, encrypts, multiplexes (combines with other channels) and modulates (prepares for transmission to the satellite at a designated carrier frequency) such programming. The Company uses uplink facilities of Embratel in Sao Paulo to service its existing C-Band service. TVA delivers its programming to the Embratel uplink center via microwave transmission, where it is prepared for transmission to the Brasilsat satellite using equipment provided by TVA. For its DIRECTV service, the Company has built the Tambore Facility, an uplink center, for a total cost of approximately $20 million in Tambore in the State of Sao Paulo consisting of an uplink antenna and ancillary equipment. The Tambore Facility has operated since June 1996 and is used to uplink Brazilian programming to the Galaxy III-R satellite. Through the Galaxy III-R satellite, programming from Galaxy Brasil is mixed with programming from the California Broadcast Center (the "CBC") in Long Beach and with programming provided by members of the Cisneros Group through an uplink facility in Venezuela and by Grupo Frequencia Modulada Television through its uplink facility in Mexico, for delivery to subscribers in Brazil and other countries to which GLA provides DIRECTV service. The Tambore Facility and the uplink facilities in Venezuela, Mexico and the United States are equipped with full emergency power generation equipment and other emergency facilities to enable GLA to avoid signal disruptions. As of April 11, 1997, California Broadcast Center, LLC, a new Delaware limited liability company, was established, the principal asset of which is GLA's satellite uplink facility. The new company is owned by two subsidiaries of Hughes Electronics. In connection with the establishment of the new company, TVA Communications and Tevecap have agreed, pursuant to an Indemnification Agreement, dated April 11, 1997 (the "Indemnification Agreement"), to provide certain indemnities in favor of GLA, DLA, the newly-established company and its shareholders. To secure its obligations under the Indemnification Agreement, Tevecap has agreed to pledge its equity interest in GLA, as well as any future notes or interest it may hold relating to the uplink facility.

     Programming Facilities. Programming equipment is used to prepare the programming material for transmission via the Company's MMDS, Cable or DBS systems, including compression with respect to Cable and Ku-Band service. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

     Compression System. The Company also uses its programming facilities to digitize the programming signals used in TVA's Cable and Ku-Band service. Digital technology permits the compression and transmission of a digital signal to facilitate multiple channel transmission through a single channel's bandwidth, thereby giving broadcasters the ability to offer significantly more channels than is currently the case with analog systems. Digitized signals are compressed using the MPEG-1 and MPEG-2 standards. (Moving Pictures Expert Group, the international video compression standard).

     Conditional Access System. GLA and News Digital Systems Limited ("NDS"), a wholly-owned subsidiary of News Corporation, are parties to a System Implementation and License Agreement. Under the Local Operating Agreement, GLA provides to Galaxy Brasil the use of the access control system licensed from NDS and the Smart Cards provided by NDS. The Company expects the access control system to adequately protect DIRECTV programming from unauthorized access. With Smart Card technology, it is possible to change the access control system in the event of a security breach allowing TVA to reestablish security. Management believes that the ability to take electronic measures and to replace the Smart Cards will provide an effective means to combat unauthorized programming access.

     Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction. To enable its employees to provide quicker service, TVA is working to decentralize its subscriber service operations by opening small service offices throughout TVA's served markets.

     Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers select the day of the month on which payment for that month's service is due, and pay their bills at a bank through direct transfers, which is the standard payment method in Brazil.

Competition

     General

     TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. The Company expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a very limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. The Company and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations. TVA's MMDS and Cable operations and its C-Band satellite service and Ku-Band satellite service may compete for the same subscribers.

     MMDS and Cable Service

     TVA's principal competitors in Cable service are operations owned or controlled by Multicanal Participacoes S.A. ("Multicanal"), Net Brasil S.A. ("Net Brasil"), Globo Cabo S.A. ("Globo Cabo") and RBS Participacoes S.A. ("RBS"). Multicanal and Net Brasil operate Cable systems throughout much of Brazil, including Sao Paulo, Rio de Janeiro, Curitiba and several other large metropolitan areas. Globo Cabo has Cable systems in approximately 18 cities including Brasilia. RBS operates Cable services in 19 cities in Brazil and provides MMDS service in Porto Alegre. Net Brasil also provides MMDS service in Recife, and has a license to provide MMDS service in Curitiba. Globo Comunicacoes e Participacoes Ltda. ("Globo Par") and TV Globo, the owners of Brazil's most popular off-air channels (together, "Globo"), control, or have significant interests, in each of Multicanal, Net Brasil and Globo Cabo. RBS also holds an interest in Multicanal. The systems controlled by Multicanal, Net Brasil, Globo Cabo and RBS offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable Service. Each of these systems broadcasts programming purchased from TVA as well as from other services.

     DBS Service

     Management believes its only competitor in DBS service is Net Sat Servicos Ltda. ("Net Sat") in which Globo Par also has a controlling interest and whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited and Grupo Televisa, S.A., of Mexico. TVA offers 26 channels of programming with its C-Band service, compared to the six channels offered by Net Sat's C-Band service. However, while monthly charges are comparable and TVA's digital C-Band service offers more channels, often with better picture quality, the analog decoder necessary for Net Sat's C-Band service is significantly less expensive than the digital decoder TVA's subscribers must purchase. TVA's Ku-Band service currently offers 110 channels of audio and video programming, including 24 pay-per-view channels, as compared to the 101 audio and video channels of programming offered by Net Sat (including pay-per-view channels). In addition, Tectelcom-Tecnica em Telecomunicacoes announced its intention to provide Ku-Band service of up to 76 audio and video channels in the second quarter of 1998.

     Off-Air Broadcast Television

     Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs. Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, Bandeirantes, TV Manchete, TV Record and Gazeta/CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

     Programming Sales

     TVA competes with a variety of Brazilian and international programming providers for sales of its programming to the Operating Ventures and Independent Operators. In addition, TVA competes with other pay television operators to purchase programming from some of these Brazilian and international sources.

Regulatory Framework

     The subscription television industry in Brazil is subject to regulation by the Brazilian Ministry of Communications pursuant to Law No. 9472/97 ("Law 9472") and Law No. 9295/96 ("Law 9295"). The Ministry of Communications has to date granted concessions for MMDS, Cable, DBS, and UHF licenses. This authority was delegated in July 1997 to the Agencia Nacional de Telecomunicacoes ("ANATEL"), a division of the Ministry of Communications.

     MMDS Regulations

     General. Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 ("Decree 2196"), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, "Ordinance 254") and Rule No. 002/Rev. 97 ("Rule 002"). Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

     Licenses. ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company's Sao Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

     An MMDS license is granted for a renewable period of 15 years. The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.

     Under the most recently promulgated provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for
(i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants the Ministry of Communications full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. The Company currently controls five MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo (2), Rio de Janeiro, Curitiba and Porto

Alegre), but in each such city TVA has at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. The Ministry of Communications may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

     The Ministry of Communications awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After the Ministry of Communications determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, the Ministry of Communications may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing commercial operations, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by the Ministry of Communications, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

     In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to the Ministry of Communications whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is exclusive to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

     Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company, as of December 31, 1997, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

     Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

     Cable Regulation

     General. Cable services in Brazil are licensed and regulated by the Ministry of Communications pursuant to Law No. 8977/95 ("Law 8977"), Decree No. 2206/97 ("Decree 2206"), which authorized the regulation of Cable Services, and Ordinance 256/97 ("Ordinance 256"), which approved the Norma Compementar do Servico de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services. Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 ("Ordinance 250"), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 ("Ordinance 36").

     Ordinance 250 regulated the distribution of television signals ("DISTV") by physical means (i.e., by Cable) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services. Although Ordinance 250 did not specifically address Cable services, a number of DISTV operators (including the Company's Cable systems) began to offer Cable services based on DISTV authorizations.

     Licenses. Under Law 8977, a Cable operator must obtain a license from ANATEL in order to provide Cable services in Brazil. All Cable licenses are nonexclusive licenses to provide Cable services in a service area. Cable licenses are granted by ANATEL for a period of 15 years and are renewable for equal and successive periods. Renewal of the Cable license by ANATEL is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

     Ordinance No. 256/97 ("Ordinance 256") imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants the Ministry of Communications full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

     Generally, only legal entities that are headquartered in Brazil and that have 51.0% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

     Cable operators that previously provided Cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses. Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions. The Company's Cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

     Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by ANATEL after prior public consultation. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area. In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge. After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

     Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area. The 18 month period is subject to a single 12 month extension for cause at the discretion of ANATEL.

     Any transfer of a Cable license is subject to the prior approval of ANATEL. A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area. Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of ANATEL. ANATEL must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

     A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of ANATEL; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by ANATEL.

Cable Related Service Regulation

     General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472 and (iv) Law 9295. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television and cellular telephony. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which holds controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8,
Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. While Amendment 8 permits the Brazilian Government to authorize private companies to provide such services, further action on the part of the Brazilian legislature will be required before private entities may actually provide fixed telephony services.

     High-Speed Cable Data Services. Law 8977 and Decree 2208, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, prices and other data. This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

     Cable Telephony. In accordance with Law 8977, the Company is not permitted to furnish fixed telephone services in Brazil without a specific license to do so. Therefore, absent a change in Brazilian law, the Company would not be permitted to furnish cable telephony on its network. There are, however, certain limited regulatory exceptions pursuant to which private entities other than Telebras and the regional telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutacao Telefonica or "CPCT") serving "condominiums" (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term "condominium" refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of 10 December 1990 ("Ordinance 119"), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebras. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

     Satellite Service Regulation. On October 1, 1991, the Ministry of Communications enacted Ordinance No. 230 to regulate telecommunications services via satellite in Brazil ("Ordinance 230"). Under Ordinance 230 any company authorized to broadcast television by any means is also authorized to broadcast by satellite transmission. The Company has operated satellite pay-television services since 1993 through a contract signed with Embratel.

     Ordinance No. 281, issued by the Ministry of Communications on November 28, 1995, partially amended Ordinance 230 allowing only companies to which a concession, permission or authorization had been granted previously by the Ministry of Communications to provide telecommunications services via satellite. Companies that were already operating satellite telecommunications services without such authorization were given a period of 60 days to seek such authorization. The Company applied for such authorization within the 60-day period, and on April 23, 1996, the Ministry of Communications issued Ordinance No. 87/96 ("Ordinance 87"), granting TVA the non-exclusive permission to operate a pay television service via satellite. Such authorization is valid for a term of fifteen years, commencing October 26, 1994. Ordinance 87 further provides that TVA has the obligation to (a) render services continuously and efficiently in order to fully satisfy users, (b) in an emergency or disaster, render services to the entities that require services without charge, and (c) meet the technical adequacy requirements which the Ministry of Communications considers essential to guarantee fulfillment of the obligations under the permission granted. In addition, on April 23, 1996, Galaxy Brasil received approval from the Ministry of Communications, pursuant to Ordinance No. 86/96 ("Ordinance 86"), to operate satellite services via the Galaxy III-R satellite, leased by Hughes Electronics. Galaxy Brasil also received approval to operate the corresponding ground transmission station pursuant to Ordinance 86.

     Satellite-based pay television services are today regulated by Law 9295/96 ("Law 9295"), Law 9472/97 (the "General Law"), Decree 2196/97, which regulates special telecommunications services, including DBS services, Decree 2195/97, which regulates the transmission of signals via satellite, and Ordinance 321/97, which relates specifically to satellite-based pay television services. Law 9295 authorizes the Executive branch of the Brazilian federal Government, within three years, to limit the ownership by non-Brazilian entities of the voting capital of entities providing satellite-based pay television services to a maximum of 49%. In addition, the General Law broadly authorizes the Executive branch to limit non-Brazilian ownership of telecommunications service providers. Law 9295 also provides that the granting of concessions for the transmission of signals via satellite by private companies will occur after December 31, 1997.

     On May 21, 1997, the Ministry of Communications issued Ordinance No. 321 ("Ordinance 321") governing the granting of licenses to provide satellite pay television services.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, and the offices and uplink facility for Galaxy Brasil, located in Tambore, Sao Paulo State, all of which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 3. LEGAL PROCEEDINGS

     The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the combined financial position of the Company. As of December 31, 1997, the Company had reserved approximately $5.9 million as contingent liabilities in connection with certain litigation contingencies, including a number of claims by persons arising in connection with the termination of their employment (approximately $2.7 million) and claims relating to the payment by the Company of certain taxes on imported materials (approximately $1.1 million). See Note 19 to the Tevecap Financial Statements included herein.

     The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. The suit was filed against TVA in the Tribunal de Justica do Estado de Sao Paulo, the 16 Vara Civel do Estado de Sao Paulo, the Tribunal de Justica do Estado do Parana and the Tribunal de Justica do Estado de Santa Catarina. The suit was filed against TV Filme in the Tribunal de Justica do Estado de Goias, the Tribunal de Justica do Distrito Federal and the Tribunal de Justica do Estado do Para and against Canbras TVA in the Tribunal de Justica do Estado de Sao Paulo. In December 1997, a similar lawsuit was filed against Galaxy Brasil in the 20 Vara Civel do Estado de Sao Paulo. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being examined by court experts with the objective of determining the amounts in controversy with respect thereto. Although the Company intends to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to these suits whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD. As of December 31, 1997, the Company had reserved approximately $2.0 million for claims related to the ECAD suits.

The Company is also involved in a judicial dispute with Globo Par in connection with the exclusive right to broadcast the Brazilian Soccer Championship. Both TVA and Globo Par filed suits in the 1, 2 and 17 Varas Civeis do Estado de Sao Paulo and the 2 and 16 Varas Civeis do Estado do Rio de Janeiro requesting an injunction to prevent the other party from broadcasting the championship. In 1997 the Tribunal de Justica do Rio de Janeiro ruled in favor of Globo Par, thereby preventing TVA from broadcasting the championship. TVA is currently challenging this ruling, and bringing forth its own claims, in the Tribunal de Justica do Estado de Sao Paulo. The Company believes that it has a valid right to exclusively broadcast the championship pursuant to its agreements with the Confederacao Brasileira de Futebol (the Brazilian Soccer Federation) and the Clube dos Treze, a group of soccer teams, and therefore considers the likelihood of its success in this suit, or a negotiated settlement to the suit, to be favorable. The loss of such suit, however, may have a material adverse effect on the consolidated financial position of the Company.

ITEM 4. CONTROL OF REGISTRANT

     Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 1997, 196,712,855 common shares were outstanding representing authorized social capital of R$366,000,715. Following a capital increase on February 17, 1998, 226,338,285 common shares were outstanding representing authorized social capital of R$478,740,715. The following table sets forth, as of December 31, 1997 and April 30, 1998, information regarding the beneficial ownership of Tevecap's common shares:

                                                                        December 31, 1997                 April 30, 1998
                                                                    ----------------------------   ----------------------------
                                                                    Number of Common               Number of Common
Shareholder                                                           Shares Owned    Percentage     Shares Owned    Percentage
-----------                                                           ------------    ----------     ------------    ----------
Abril S.A ......................................................       111,075,318       56.47%       140,700,748        62.2%
Falcon International Communications (Bermuda) L.P.(a) ..........        27,930,827       14.20         27,930,827        12.3
Hearst/ABC Video Services II(b) ................................        34,714,031       17.65         34,714,031        15.3
Cable Participacoes Ltda.(b) ...................................         4,628,536        2.35          4,628,536         2.0
Chase Manhattan International Finance Ltd.(c) ..................        18,364,122        9.33         18,364,122         8.1
All directors and executive officers as a group ................                21          --(d)              21          --(d)

--------------------
(a) A subsidiary of Falcon International Communications L.L.C.

(b) Each of Hearst and ABC indirectly holds a 50.0% equity interest in each of Hearst/ABC Video Services II and Cable Participacoes Ltda.

(c) 11,496,329 and 6,867,793 of the shares beneficially owned by Chase Manhattan International Finance Ltd. ("CMIF") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

(d) Less than 1.0%.

     The relations among the Company's equity holders are governed by a Stockholders Agreement (the "Stockholders Agreement"), dated December 6, 1995, among Tevecap, Robert Civita, Abril, the Chase Parties, Falcon International and HABC II and CPL (together with HABC II, "Hearst/ABC Parties" and together with Robert Civita, Abril, the Chase Parties and Falcon International, the "Stockholders"). The following describes certain terms of the Stockholders Agreement, as amended.

     Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the

Company, and (iii) the price for sale to such third party is at least 90.0% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

     Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the Chase Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, HABC Parties, the Chase Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings. The Indenture, however, contains restrictions on the ability of Tevecap to purchase shares of its capital stock. Accordingly, the parties to the Stockholders Agreement have agreed to amend the Stockholders Agreement prior to the Offering to provide that if the terms of the Indenture prohibit the Company from purchasing shares that are subject to an Event Put ("Event Put Shares"), in whole or in part, the Company shall not be obligated to purchase such shares to the extent it is so restricted. However, in such event, the Company shall, subject to the terms of the Indenture, have the obligation to issue shares of preferred stock of the Company ("Special Preferred Shares") should the Tevecap Stockholder elect to convert Event Put Shares to Special Preferred Shares. The holders of Special Preferred Shares will be entitled to dividends required by law and a cumulative dividend equal to LIBOR plus a 4.0% margin, provided that if the terms of the Indenture prohibit the payment of dividends on the Special Preferred Shares, the Company shall not be obligated to make such dividend payments to the extent so restricted. However, under the terms of the Special Preferred Shares such unpaid dividends shall cumulate and will be paid in full when permissible under the Indenture or when the Indenture no longer restricts the payment of such dividends. After the payment of all dividends on the Special Preferred Shares, the Company must use any remaining profit or reserve to purchase the largest number of Event Put Shares and Special Preferred Shares, provided that, if the terms of the Indenture prohibit the purchase of such shares, the Company shall not be obligated to make such purchases until permitted by the terms of the Indenture.

     Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International if such shares are not publicly registered, listed or traded by September 22, 2002 (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. If Tevecap determines that the terms of the Indenture prohibit it from purchasing such shares, Tevecap may, subject to the terms of the Indenture, delay the payment of such purchase price with three annual payments ("Put Annual Payments") or issue promissory notes denominated in US dollars for the amount of such price ("Put Promissory Notes"). The Put Promissory Notes would mature three years after issuance with interest payments due quarterly in arrears. The interest rate on the Put Promissory Notes would be equal to the rate applicable to US

Treasury obligations of similar maturity plus a margin to be negotiated, with the parties taking into account the risks associated with the type of obligor, Tevecap's creditworthiness and investments in Brazil. Under the provisions of the Stockholders Agreement, as amended, while the Put Promissory Notes are outstanding, Tevecap may not pay any dividends or make distributions with respect to its capital stock, including the Special Preferred Shares, should they exist. To the extent dividends, distributions or payment sunder the Put Promissory Notes may be made under the Indenture, payments must be made first to satisfy the obligations under the outstanding Put Promissory Notes. If the terms of the Indenture prohibit the Company from making the Put Annual Payments, the Company shall not be required to make such payment, but shall be required to deliver Put Promissory Notes in the principal amount of the affected Put Annual Payments. If the terms of Indenture prohibit the Company from making an interest payment required under any Put Promissory Note, the Company shall not be required to make such payment at such time, provided that any accrued and unpaid interest shall accumulate and interest on such unpaid amount shall compound quarterly and the Company shall make payments of interest as soon as such payment is no longer restricted under the Indenture. Pursuant to the terms of the proposed amendment to the Stockholders Agreement, payment of the principal and interest on the Put Promissory Notes would be subordinated to the prior payment in full of the Notes.

     Registration Rights. At any time after December 6, 1997, the Chase Parties, considered together, the Hearst/ABC Parties or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. Also, the capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

     Board of Directors and Advisory Board. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates six members, Falcon International designates two members, the Chase Parties together designate one member, and Hearst/ABC Parties designates 2 members. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to Service Agreement. Tevecap must get the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must get the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must get the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

     Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25.0% of the net consolidated profit (as defined by Brazilian law) of Tevecap. However, Tevecap may delay the payment of such dividends to the extent the payment of such dividends is prohibited by the Indenture, and such dividends will accumulate and be payable to the extent allowed under the Indenture.

ITEM 5. NATURE OF TRADING MARKET

     The Company's outstanding registered securities consist solely of the Company's 125/8% Senior Notes due 2004 that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into US dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

     Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank, which typically intervened in the Commercial Market, prior to the implementation of the Real Plan, in order to control fluctuations and to regulate disparities between the Commercial Market Rate and the Floating Market Rate. After implementation of the Real Plan, the Central Bank allowed the real to float with minimal intervention. However, as described below, on March 6, 1995, the Central Bank announced its intention to intervene in the foreign exchange markets and has subsequently intervened in the markets and taken other actions affecting such markets.

     On August 1, 1993, the cruzeiro real replaced the cruzeiro as the unit of Brazilian currency, with each cruzeiro real being equal to 1,000 cruzeiros. Beginning in December 1993, the Brazilian Government began implementation of the Real Plan, which was intended to reduce inflation. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais and having an exchange rate of R$1.00 to US$1.00. According to Brazilian law, the issuance of reais is controlled by quantitative limits backed by a corresponding amount of US dollars in reserves, but the Brazilian Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the US dollar (R$1.00 to US$1.00) as a ceiling.

     On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a band (faixa de flutuacao) in which the exchange rate between the real and the US dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank adjusted the exchange rate within such band on a number of occasions, generally in increments of R$.001, by means of buying and selling US dollars in electronic auctions. The band has been adjusted from time to time and, since January 20, 1998, has been between R$1.12 and R$1.22 per U.S.$1.00. There can be no assurance that a new band will not be reset in the future or that the real will maintain its current exchange rate in future periods.

     On December 31, 1997 and May 7, 1998, the Commercial Market rate as reported by the Central Bank was R$1.1164 per U.S.$1.00 and R$1.1451 per U.S.$1.00, respectively.

     The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                                                         Exchange Rates of reais per U.S. $1.00(1)
                                                             -----------------------------------------------------------------------
Year Ended:                                                    Low                 High               Average(2)          Period End
                                                             --------             --------             --------            --------
December 31, 1992 ..............................             0.000392             0.004505             0.001810            0.004505
December 31, 1993 ..............................             0.004557             0.118584             0.032342            0.118584
December 31, 1994 ..............................             0.120444             1.000000             0.458968            0.848000
December 31, 1995 ..............................             0.834000             0.972600             0.921583            0.972500
December 31, 1996 ..............................             0.972500             1.039400             1.007992            1.039400
December 31, 1997 ..............................             1.039500             1.116400             1.079058            1.116400
Three Months Ended:
March 31, 1998 .................................             1.116500             1.141800             1.130500            1.137400

-----------

(1) Amounts have been translated from the predecessor currencies in effect during the relevant period, at the buying rates of exchange at the time the successor currency became the lawful currency of Brazil. The exchange rates at which the predecessor currencies were converted are described herein.

(2) Calculated as the average of the month-end exchange rates during the relevant period. Source: Central Bank of Brazil.

     Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

     The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into US dollars or other currencies other than in connection with certain authorized transactions. The can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12-5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

ITEM 7. TAXATION

Brazil

     The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Notes") including any interest thereon) and to beneficial owners of the Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Notes at the original issue price, and does not address investors who purchase Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non- Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Notes and the price at which the Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15.0% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes.

     If, however, any Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Notes, interest and other income with respect to the Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Notes, Tevecap would be required to gross up Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15.0%.

     Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

     On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Notes).

United States

     The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Notes that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source or a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. fiduciaries have the authority to control all substantive decisions, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("US Holders"). Such tax treatment may vary depending upon the particular situation of a US Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the US dollar or persons that hold Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Notes as capital assets. In addition, this summary is limited to US Holders that acquire the Notes at their issue price and does not address investors that purchase Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

     PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-US TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND
(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

Interest on the Notes

Interest on the Notes will be taxable to a US Holder as ordinary income at the time it accrues or is received in accordance with the US Holder's method of accounting for tax purposes. The amount includible in the income of a US Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

Disposition of a Note

     Generally, any sale, redemption or other taxable disposition of a Note by a US Holder will result in taxable gain or loss equal to the difference between
(1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the US Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

Effect of Brazilian Withholding Taxes

     It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that US Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a US Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a US Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5.0% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the US Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a US Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such US Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the US Holder). A US Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such withholding tax.

Information Reporting and Backup Withholding

     For each calendar year in which the Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a US Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such US Holder's name, address and taxpayer identification number (either such US Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such US Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain US Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

     In the event that a US Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such US Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31.0% of each payment of interest and principal with respect to the Notes. This backup withholding tax is not an additional tax and may be credited against the US Holder's United States Federal income tax liability if the required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 1995, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 have been derived from the audited financial statements of the Company that are not included elsewhere in this Annual Report.

     As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in US dollars. In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in US dollars may show distortions when compared on a period-to-period basis.

                                                                                      Year Ended December 31,
                                                                  -----------------------------------------------------------------
                                                                    1993          1994          1995          1996           1997
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                        (Dollars in Thousands, Except Selected Operating Data)
Statements of Operating Data:
Gross Revenues
      Monthly subscriptions ..................................    $  12,544     $  27,976     $  62,496     $ 123,020     $ 221,234
      Installation ...........................................        4,350         6,997        26,045        61,717        90,806
      Indirect programming (a) ...............................          530         1,626         2,866        11,377        22,810
      Other (b) ..............................................        2,468         7,173        10,603        15,724        18,596
      Revenue taxes (c) ......................................         (371)         (872)       (7,506)      (13,747)      (25,104)
                                                                  ---------     ---------     ---------     ---------     ---------
Total net revenue ............................................       19,521        42,900        94,504       198,091       328,342
                                                                  ---------     ---------     ---------     ---------     ---------
Direct operating expenses (d) ................................       29,779        28,659        62,026       112,297       176,958
Selling, general and administrative expenses .................       19,957        24,370        46,902        81,455       116,254
Depreciation and amortization ................................        4,813         6,177        13,268        28,216        56,381
Allowance for inventory obsolescence .........................         --            --            --           2,250         7,438
                                                                  ---------     ---------     ---------     ---------     ---------
Total operating expenses .....................................       54,549        59,206       122,196       224,218       357,031
                                                                  ---------     ---------     ---------     ---------     ---------
Operating loss ...............................................      (35,028)      (16,306)      (27,692)      (26,127)      (28,689)
Non operating expenses
      Interest expense .......................................       (8,492)      (16,413)      (17,745)      (17,520)      (56,553)
      Equity in income (losses) of affiliates (e) ............         --             383        (3,672)       (8,532)       (6,851)
      Other nonoperating income, net (f) .....................        5,892        20,339         8,039         4,443        10,676
      Income tax expense .....................................         --            --            --            (156)         --
                                                                  ---------     ---------     ---------     ---------     ---------
Net loss .....................................................    $ (37,628)    $ (11,997)    $ (41,070)    $ (47,892)    $ (81,417)
                                                                  =========     =========     =========     =========     =========

Other Data:
EBITDA-TV Group (g) ..........................................    $ (30,215)    $ (10,129)    $ (13,318)    $   8,991     $  22,675
EBITDA-Galaxy Brasil (g) .....................................         --            --          (1,106)       (4,652)       12,455
                                                                  ---------     ---------     ---------     ---------     ---------
EBITDA (g) ...................................................      (30,215)      (10,129)      (14,424)        4,339        35,130
Pro forma interest expense (h) ...............................         --            --          38,623        45,502        84,566
Purchase of fixed assets .....................................       11,379        22,369        93,029       125,612       247,867
Ratio of earnings to fixed charges (i) .......................         --            --            --            --            --

Cash Flow Data:
Cash provided by (used in) operating activities (j) ..........      (19,180)       (9,707)       22,989       (17,696)      (13,727)
Cash provided by (used in) investing activities ..............      (13,190)      (24,334)     (119,661)     (163,900)     (277,117)
Cash provided by (used in) financing activities ..............       32,348        38,666       116,229       262,193       187,070

Selected Operating Data:
Number of subscribers to owned systems (k) ...................       82,985       114,853       219,148       349,511       546,383
Average monthly revenue per Subscriber (l) ...................    $   21.30     $   27.80     $   33.24     $   39.15     $   40.49

Balance Sheet Data (at period end):
Cash and cash equivalents ....................................    $      19     $   4,644     $  24,201     $ 104,798     $   1,024
Property, plant and equipment ................................       35,859        51,426       131,266       233,593       421,972
Total assets .................................................       45,529        80,441       216,848       459,122       607,731
Loans from affiliated companies ..............................       89,769             0           586         2,721        95,232
Long-term liabilities ........................................       97,105         4,523         9,604       265,860       422,976
Redeemable common shares .....................................         --          19,754       149,534       164,910       189,034
Total shareholders equity ....................................      (92,111)       27,590       (18,260)      (81,528)     (187,069)


   See accompanying Notes to Selected Historical Financial And Other Data

             Notes to Selected Historical Financial and Other Data

(a) Represents revenues received by the company for selling programming to the Independent Operators.

(b) Includes Advertising and Other revenues.

(c) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 2.65% to 7.65%.

(d) Represents costs directly related to Monthly subscriptions, and a portion of Installation, Indirect programming and Other revenues.

(e) Represents the Company's pro rata share of the Net loss or income of its equity investment.

(f) Includes interest income, Gain on issuance of shares by equity investees, Translation gain or loss, Other nonoperating (expenses) income, net, and Minority interest. The amount for the year ended December 31, 1994 includes Interest income totaling $21,806. During that year, the Company received capital contributions from stockholders which resulted in a surplus of cash invested during such period.

(g) EBITDA represents the sum of (i) net income (loss), plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income (loss) with the exception of amortized deferred sign-on and hookup fee revenue, in each case determined in accordance with GAAP. EBITDA-TV Group and EBITDA-Galaxy represent operating loss plus depreciation and amortization. The term "TV Group" refers to the operations of TVA, excluding the operations of Galaxy Brasil. The TV Group, which constitutes the operations of TVA, excluding the operations of Galaxy Brasil, represents the more mature operations of the group while Galaxy Brasil remains in a startup phase and has yet to collect material revenues to offset the costs of initiating the Ku-Band service. EBITDA has been presented separately for the TV Group and Galaxy Brasil to take account of the different stages of development of these operations.

(h) Represents interest expense on a pro forma basis, resulting from the offering of the 12.625% Senior Notes due 2004 (the "Notes") and the application of the net proceeds therefrom as follows:

                                                                                       Year ended
                                                                                      December 31
                                                                             -----------------------------
                                                                               1995       1996       1997
                                                                             -------    -------    -------
Historical interest expense                                                   17,745     17,520     56,553
Elimination of interest expense related to certain affiliated indebtedness   (11,788)    (4,684)    (4,653)
Interest resulting from the Notes based on an interest rate of 12.625%        31,563     31,563     31,563
Amortization of deferred financing costs relating to the Notes                 1,103      1,103      1,103
                                                                             -------    -------    -------
                                                                              38,623     45,502     84,566
                                                                             =======    =======    =======

(i) For the five years ended December 31, 1997, earnings were insufficient to cover fixed charges by $37,920, $13,100, $38,268, $41,209 and $75,482, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one-third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Cash provided by (used in) operating activities (hereinafter referred to as cash flows from operating activities) has been determined in accordance with GAAP while EBITDA has been calculated in accordance with the definition in footnote (g). In accordance with GAAP, cash flows from operating activities generally reflect the cash effects of transactions and other events that enter into the determination of net income. The principal difference between EBITDA and cash flows from operating activities arise as a result of the treatment of the changes in the balances of operating assets and liabilities from the beginning to the end of a reporting period. That is, in accordance with GAAP, such changes are components of cash flows from operating activities while there is no similar adjustment in the calculation of EBITDA. EBITDA has been presented as it is a financial measure commonly used in the Company's industry. EBITDA should not be considered as an alternative to cash provided by (used in) operating activities, as an indicator of operating performance or as a measure of liquidity.

(k) Represents the number of Owned Systems' subscribers as of the last day of each period.

(l) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of US dollars.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations reflects the historical results of the Company. Due to the limited operating history, startup nature, translations of Brazilian currency into US dollars, and rapid growth of the Company, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of the Company.

Overview

     Since its inception in 1989, the Company has been in a developmental or buildout stage. The TV Group, representing the more mature operations of the Company, has experienced, and continues to experience, rapid growth. In addition, the Company, through Galaxy Brasil, initiated Ku-Band DIRECTV service on a limited basis in July 1996. Despite its growth and positive operating cash flow for the year ended December 31, 1997, the Company continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company since inception have been funded principally by
(i) net contributions of approximately $388,000 from the Company's shareholders (consisting of $288,000 as of December 31, 1997 and a $100,000 capital increase in February 1998), (ii) borrowings from Abril under the Abril Credit Facility and subordinated shareholder loan to Galaxy Brasil and (iii) bank loans and other borrowings made from time to time. Management expects the financial results of the Company to improve as the operation of the Ku-Band service matures and the number of subscribers for the Company's Ku-Band service and TV Group services continues to grow. There can be no assurance, however, that the number of the Company's subscribers will grow, or that the Company's financial performance will improve.

Results of Operations

     The following table sets forth for the periods indicated certain statements of operations data expressed in US dollar amounts and as a percentage of net revenue:

                                                                Year Ended December 31,
                                 -----------------------------------------------------------------
                                         1995                   1996                  1997
                                   ------------------    -------------------    ------------------
                                             % of Net               % of Net              % of Net
                                   Amount     Revenue    Amount      Revenue    Amount     Revenue
                                   ------     -------    ------      -------    ------     -------

Statement of Operations
  Data:
Gross revenues
Monthly subscriptions .......    $  62,496      66.1%   $ 123,020      62.1%   $ 221,234      67.4%
Installation ................       26,045      27.6       61,717      31.2       90,806      27.7
Indirect programming ........        2,866       3.0       11,377       5.7       22,810       6.9
Other .......................       10,603      11.2       15,724       7.9       18,596       5.7
Revenue taxes ...............       (7,506)     (7.9)     (13,747)     (6.9)     (25,104)     (7.6)
                                 ---------    ------    ---------    ------    ---------    ------
Net revenue .................       94,504     100.0      198,091     100.0      328,342    100.00
                                 ---------    ------    ---------    ------    ---------    ------
Direct operating expenses ...       62,026      65.6      112,297      56.7      176,958      53.9
Selling, general and
  administrative expenses ...       46,902      49.6       81,455      41.1      116,254      35.4
Depreciation and
  Amortization ..............       13,268      14.0       28,216      14.2       56,381      17.2
Allowance for inventory
  obsolescence ..............         --        --          2,250       1.1        7,438       2.3
                                 ---------    ------    ---------    ------    ---------    ------
Total operating expenses ....      122,196     129.3      224,218     113.2      357,031     108.7
                                 ---------    ------    ---------    ------    ---------    ------
Operating loss ..............      (27,692)    (29.3)     (26,127)    (13.2)     (28,689)     (8.7)
                                 ---------    ------    ---------    ------    ---------    ------
Interest income .............        3,118       3.3        5,813       2.9       10,764       3.3
Interest expense ............      (17,745)    (18.8)     (17,520)     (8.8)     (56,553)    (17.2)
Translation (loss) gain .....         (339)     (0.4)         473       0.2         (136)      0.0
Equity in (losses) income
  of affiliates .............       (3,672)     (3.9)      (8,532)     (4.3)      (6,851)     (2.1)
Gain on issuance of shares by
  equity investees ..........            0       0.0        2,317       1.2        1,160       0.4
Other nonoperating
  (expenses) income, net ....        4,389       4.6       (6,009)     (3.0)      (2,028)     (0.6)
Minority interest ...........          871       0.9        1,849       0.9          916       0.3
Income tax expense ..........            0       0.0         (156)     (0.1)                   0.0
                                 ---------    ------    ---------    ------    ---------    ------
Net loss ....................    $(41,070)    (43.5)%    (47,892)    (24.2)%    (81,417)    (24.8)%
                                 =========    ======    =========    ======    =========    ======

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     The table below sets forth the number of subscribers at December 31, 1996 and December 31, 1997 for the Owned Systems.

                                                   December 31,   December 31,
Owned Systems Subscribers                              1996          1997
                                                      -------       -------
MMDS(a) .......................................       230,320       240,913
Cable .........................................        46,011        94,261
DIRECTV and Digital C-Band ....................        73,180       211,209
                                                      -------       -------
                                                      349,511       546,383
Paid Subscribers Awaiting Installation(b) .....        31,124        17,963
                                                      -------       -------
Total Owned Systems ...........................       380,635       564,346
                                                      =======       =======
--------------------
(a)  Includes UHF subscribers
(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1997 and December 31, 1996 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming

                                               December 31,       December 31,
                                                  1996               1997
                                                ---------          ---------
Total Owned Systems ......................        380,635            564,346
Operating Ventures .......................         85,256            142,148
Independent Operators ....................        564,499            669,543
                                                ---------          ---------
Total ....................................      1,030,390          1,376,037
                                                =========          =========

     Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue, Indirect programming revenue (which consists of payments made to the Company for the sale of its programming to the Independent Operators) and Other revenue (which consists of Advertising revenues and Other revenues). Revenue taxes consist of a 2.65% tax on Advertising revenue and a 7.65% tax on the balance of revenues, in each case charged by the Brazilian Government.

     Monthly subscriptions revenue for the year ended December 31, 1997 was $221,234, as compared to $123,020 for the comparable period in 1996, an increase of $98,214 or 79.8%. This increase was principally attributable to an increase in the subscriber base and average monthly fees for existing subscribers from $39.15 to $40.50 and for new subscribers from $43.70 to $45.05 per subscriber. The average monthly subscription price during the year ended December 31, 1997, was $43.82 for MMDS service, $42.01 for Cable service, $34.66 for C-Band service and $50.00 for the Ku-band service, as compared to $44.94, $38.59, $38.02, and $40.20, respectively, for the year ended December 31, 1996.

     Installation revenue for the year ended December 31, 1997 was $90,806, as compared to $61,717 for the same period of 1996, an increase of $29,089 or 47.1%. This increase was the result of a strong sales performance during the year of 1997, principally for the Company's Ku-band operation, and occurred in spite of a decrease in average installation fees. The average installation fee during the year ended December 31, 1997 was $103.58 for MMDS service, $35.89 for Cable service, $347.03 for C-Band service and $513.12 for Ku-Band service, as compared $134.48, $36.61, $649.98 and $877.00 respectively, during the year ended December 31, 1996. The decrease in average installation fees was attributable primarily to reduced equipment costs and increased competition.

     Indirect programming revenue for the year ended December 31, 1997 was $22,810, as compared to $11,377 for the comparable period of 1996, an increase of $11,443, or approximately 100%. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period. The number of Independent Operators' subscribers increased by 104,954 during the year ended December 31, 1997, as compared to an increase of 222,800 during the same period of the prior year. Independent Operators pay a fee to the Company based on the number of subscribers to such Independent Operators' systems and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1997 was $2.60 per subscriber.

     Other revenue for the year ended December 31, 1997 was $18,596, as compared to $15,724 for the comparable period of 1996, an increase of $2,872. This change included a decrease in Advertising revenue to $4,947 from $7,532, a decrease of $2,585, and an increase in Other to $13,649 from $8,192, an increase of $5,457. The decrease in Advertising revenue was attributable to a shift in advertising on ESPN International programming (the Advertising revenues from which were reported as Advertising revenues in the Company's consolidated financial statements), to advertising sales on ESPN Brasil Ltda. programming (the Advertising revenues from which were not reported in the Advertising revenues line of the Company's consolidated financial statements but as part of the Company's Equity in (losses) income of affiliates). The increase in Other revenues was principally due to increased commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of TVA magazine to independent programming providers.

     Revenue taxes for the year ended December 31, 1997 were $25,104, as compared to $13,747 for the same period of the prior year, an increase of $11,357.

     For the reasons noted above, Net revenue for the year ended December 31, 1997 was $328,342, as compared to $198,091 for the comparable period in the previous year, an increase of $130,251.

     Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine and Other costs. These expenses, with the exception of C-Band Transponder lease costs, are variable expenses which increase as the number of subscribers increases and the Company's systems grow, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 1997 were $176,958, as compared to $112,297 for the same period in 1996, an increase of $64,661. This increase was primarily attributable to expenses incurred to service the increase in the number of subscribers for such period in 1997 compared to the same period in 1996. Payroll and benefits expense increased to $29,904 from $27,203, an increase of $2,701, as a result of the hiring of more than 95 new employees and an increase in the amounts of commissions paid to employees. Programming costs increased to $95,231 from $42,391, an increase of $52,840, as a result of changes implemented in the programming purchased by the Company. Transponder lease cost increased to $13,895 from $10,847, an increase of $3,048, as a result of an increase in subscribers of the Company's Ku-Band operation, which cost is variable, and the leasing of a fourth transponder in 1997. Technical assistance costs decreased from $5,507 to $1,863, a decrease of $3,644; Vehicle rentals expense decreased from $1,862 to $1,075, a decrease of $787; and the expense of publishing TVA Magazine increased to $7,737 from $6,842, an increase of $895. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1997, Other costs were $27,253, as compared to $17,645 for the same period the prior year, an increase of $9,608.

     Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits expense for selling, administrative, financial and human resources, Advertising and promotion, Rent expense, Other administrative expenses, and Other general expenses. Selling, general and administrative expenses for the year ended December 31, 1997 were $116,254, as compared to $81,455 for the same period of 1996, an increase of $34,799. The Company has experienced increasing Selling, general and administrative expenses as a result of its increased pay television activities and the associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase in Payroll and benefits expense resulting from an increase in the number of employees. Advertising and promotion expense increased to $37,525 from $21,355, an increase of $16,170, as a result of an increase in the number of subscribers and promotional activity.

     Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and Amortization includes depreciation of systems, equipment, installation materials, installation personnel and organizational costs and amortization of concessions. Provision for equipment and inventory obsolescence represents charges for lost and obsolete equipment and material. Depreciation and Amortization for the year ended December 31, 1997 was $56,381, as compared to $28,216 for the same period of 1996, an increase of $28,165. Provision for equipment and inventory obsolescence for the year ended December 31, 1997 was $7,438 as compared to $2,250 for the comparable period in 1996, an increase of $5,188.

     For the reasons noted above, Operating loss for the year ended December 31, 1997 was $28,689 compared to $26,127 for the comparable period in 1996, an increase of $2,562.

     Interest income. Interest income for the year ended December 31, 1997 was $10,764, as compared to $5,813 for the same period in 1996, an increase of $4,951, principally due to interest received on invested portions of the proceeds of the Senior Notes due 2004 issued in November 1996 (the "Notes").

     Interest expense. Interest expense for the year ended December 31, 1997 was $56,553, as compared to $17,520 for the same period of 1996, an increase of $39,033 principally attributable to the interest paid on the Notes.

     Equity in losses (income) of affiliates and Gain on issuance of shares by equity investee. For the year ended December 31, 1997, Equity in losses (income) of affiliates amounted to a loss of $6,215, as compared to a loss of $6,215 in the same period of 1996, a decrease in loss of $2,543. The loss was principally related to the sustained losses at ESPN Brasil. The Gain on issuance of shares by equity investees amounted to $1,160 for the year ended December 31, 1997 and was due to a capital gain from HBO Brasil Partners in connection with the entrance of Buena Vista Investments, Inc. (an affilate of Disney Enterprises Inc.) as a partner in HBO Ole Partners.

     Other non-operating (expenses) income. Other non-operating (expenses) income for the year ended December 31, 1997 was an expense of $2,028, as compared to $6,009 in the same period in 1996, a decrease of $3,981. The Other non-operating expenses for the year ended December 31, 1997 consisted primarily of charges for provision of certain equipment and material installed in the homes of subscribers whose service was terminated.

     Minority interest. The Minority interest of $916 for the year ended December 31, 1997 represents Mr. Leonardo Petrelli's 14.0% share in aggregate losses of TVA Sul.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1997 was $81,417, as compared to $47,892 for the comparable period in 1996, an increase of $33,525.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     The table below sets forth the number of subscribers at December 31, 1995 and December 31, 1996 for the Owned Systems.

                                                   December 31,   December 31,
Owned Systems Subscribers                             1995          1996
-------------------------                            -------       -------
MMDS(a) ......................................       188,893       230,320
Cable ........................................        15,129        46,011
DIRECTV and Digital C-Band ...................        15,126        73,180
                                                     -------       -------
                                                     219,148       349,511
Paid Subscribers Awaiting Installation(b) ....        18,343        31,124
                                                     -------       -------
Total Owned Systems ..........................       237,491       380,635
                                                     =======       =======
--------------------
(a)  Includes UHF subscribers.

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1995 and December 31, 1996 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming


                                                December 31,       December 31,
                                                   1995               1996
                                                 ---------          ---------

Total Owned Systems ......................         237,491            380,635
Operating Ventures .......................          35,572             85,256
Independent Operators ....................         341,699            564,499
                                                 ---------          ---------
Total ....................................         614,762          1,030,390
                                                 =========          =========

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1996 was $123,020, as compared to $62,496 for the comparable period in 1995, an increase of $60,524. This increase was principally attributable to an increase in subscriber base and an increase in the amount of average monthly fees for existing subscribers from $30.43 to $39.15 per subscriber and for new subscribers from $39.48 to $43.70 per subscriber. The average monthly subscription price during the year ended December 31, 1996, was $44.94 for MMDS service, $38.59 for Cable service and $38.02 for C-Band service, as compared to $44.04, $38.12 and $41.37, respectively, for the year ended December 31, 1995. The average monthly subscription price for Ku-Band service from its introduction in July 1996 to December 31, 1996, was $40.20. Galaxy Brasil contributed $2,266 to monthly subscription revenue for the year ended December 31, 1996.

     Installation revenue for the year ended December 31, 1996 was $61,717, as compared to $26,045 for the comparable period in 1995, an increase of $35,672. This increase was principally attributable to the increase in the number of new subscribers and also to an increase in the average installation fee for C-Band service from $586.79 to $649.98. The average installation fee during the year ended December 31, 1996 was $134.48 for MMDS service, $36.61 for Cable service and $649.98 for C-Band service, as compared to $169.70, $81.87 and $586.79 respectively, for the year ended December 31, 1995. The average installation fee for Ku-Band service from its introduction in July 1996 to December 31, 1996, was $877. The net number of subscribers added to the Company's Owned Systems during the year ended December 31, 1996 was 130,363, as compared to 104,295 added during the same period of 1995. Galaxy Brasil contributed $15,609 to Installation revenue for the year ended December 31, 1996. After an initial rollout in July 1996, Galaxy Brasil began enrolling subscribers.

     Indirect programming revenue for the year ended December 31, 1996 was $11,377, as compared to $2,866 for the comparable period of 1995, an increase of $8,511. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period. The number of Independent Operators' subscribers increased by 222,800 during the year ended December 31, 1996, as compared to an increase of 252,026 during the same period of the prior year. Independent Operators pay a fee to the Company based on the number of subscribers to such Independent Operators' systems and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1996 was $1.44 per subscriber.

     Other revenue for the year ended December 31, 1996 was $15,724, as compared to $10,603 for the comparable period of 1995, an increase of $5,121. This change included a decrease in Advertising revenue to $7,532 from $8,377, a decrease of $845, and an increase in Other to $8,192 from $2,226, an increase of $5,966. The decrease in Advertising revenue was attributable to a shift in advertising sales from advertising on ESPN International programming (the Advertising revenues from which were reported as Advertising revenues in the Company's consolidated financial statements), to advertising sales on ESPN Brasil Ltda. programming (the Advertising revenues from which were not reported in the Advertising revenues line of the Company's consolidated financial statements but as part of the Company's Equity in (losses) income of affiliates). The increase in Other revenues was principally due to the increase in sales of TVA magazine, technical assistance, commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of ESPN Brasil programming to independent programming providers.

     Revenue taxes for the year ended December 31, 1996 were $13,747, as compared to $7,506 for the same period of the prior year, an increase of $6,241. Galaxy Brasil contributed $1,488 to revenue taxes for the year ended December 31, 1996. Galaxy Brasil began enrolling subscribers and collecting revenue in July 1996.

     For the reasons noted above, Net revenue for the year ended December 31, 1996 was $198,091, as compared to $94,504 for the comparable period in the previous year, an increase of $103,587. Galaxy Brasil contributed $16,530 to Net revenue for the year ended December 31, 1996.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1996 were $112,297, as compared to $62,026 for the same period in 1995, an increase of $50,271. This increase was primarily attributable to expenses incurred to service the increase in the number of subscribers for such period in 1996 compared to the same period in 1995. Payroll and benefits expense increased to $27,203 from $12,520 an increase of $14,683, as a result of the hiring of more than 217 new employees and an increase in the amounts of commissions paid to employees. Programming costs increased to $42,391 from $21,609, an increase of $20,782, as a result of changes implemented in the programming purchased by the Company. Transponder lease cost increased to $10,847 from $7,568, an increase of $3,279, as a result of leasing a third transponder in 1996. Technical assistance costs increased to $5,507 from $5,152, an increase of $355; Vehicle rentals expense increased to $1,862 from $1,732, an increase of $130; and the expense of publishing TVA Magazine increased to $6,842 from $3,318, an increase of $3,524. This increase was principally due to the increase in the number of subscribers. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1996, Other costs were $17,645, as compared to $10,127 for the same period the prior year, an increase of $7,518. Galaxy Brasil contributed $5,854 to Direct operating expenses, as compared to $1,027 for the comparable period in 1995, an increase of $4,827 as Galaxy Brasil incurred Payroll and benefits, Vehicle rentals and other costs consistent with starting this operation.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1996 were $81,455, as compared to $46,902 for the same period of 1995, an increase of $34,553. The Company has experienced increasing Selling, general and administrative expenses as a result of its increased pay television activities and the associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase of $5,804 in Payroll and benefits expense, which, for the year ended December 31, 1996 were $27,431, as compared to $21,627 for the same period of 1995, resulting from an increase in the number of employees and sales commissions. Advertising and promotion expense increased to $21,355 from $11,122, an increase of $10,233, as a result of an increase in the number of subscribers and promotional activity. Galaxy Brasil contributed $15,328 to Selling, general and administrative expenses for the year ended December 31, 1996, as compared to $79 for the comparable period in 1995, an increase of $15,249. Such increase at Galaxy Brasil was due to increases in Payroll and benefits expense and Other administrative expenses.

     Depreciation, Amortization and Allowance for inventory obsolescence. Depreciation and Amortization for the year ended December 31, 1996 was $28,216, as compared to $13,268 for the same period of 1995, an increase of $14,948. This increase was principally due to the depreciation of additional reception equipment acquired during 1996, including equipment used in the expansion of the Company's cable systems and decoders used for DIRECTV and C-Band service. Allowance for inventory obsolescence for the year ended December 31, 1996 was $2,250 as compared to $0 for the comparable period in 1995, an increase of $2,250. This increase was principally due to advances in MMDS reception equipment technology which resulted in the obsolescence of MMDS reception equipment previously installed by the Company. Galaxy Brasil contributed $2,858 to Depreciation, Amortization and Allowance for inventory obsolescence for the year ended December 31, 1996, as compared to $127 for the comparable period in 1995, an increase of $2,731. Such increase was due to depreciation expenses associated with the Tambore Facility.

     For the reasons noted above, Operating loss for the year ended December 31, 1996 was $26,127, as compared to $27,692 for the comparable period in 1995, a decrease of $1,565. Galaxy Brasil contributed $7,510 of this loss for the year ended December 31, 1996, as compared to $1,233 for the comparable period in 1995, an increase of $6,277.

     Interest income. Interest income for the year ended December 31, 1996 was $5,813, as compared to $3,118 for the same period in 1995, an increase of $2,695. This increase was principally due to interest received by the Company in connection with temporarily invested portions of the proceeds of the Notes and capital contributions in December 1995.

     Interest expense. Interest expense for the year ended December 31, 1996 was $17,520, as compared to $17,745 for the same period of 1995, a decrease of $225. In November 1996 the Company issued the Notes and used some of the proceeds to repay certain outstanding indebtedness bearing interest rates greater than that applicable to the Notes.

     Equity in losses (income) of affiliates and Gain on issuance of shares by equity investee. For the year ended December 31, 1996, Equity in losses (income) of affiliates amounted to a loss of $8,532, as compared to a loss of $3,672 in the same period of 1995, an increase in loss of $4,860. The primary reason for this increase in loss was sustained losses at ESPN Brasil, which was formed on June 15, 1995. The Gain on issuance of shares by equity investees amounted to $2,317 for the year ended December 31, 1996 and was due to a capital gain from TV Filme's equity offering in 1996.

     Other non-operating (expenses) income. Other non-operating (expenses) income for the year ended December 31, 1996 was an expense of $6,009, as compared to income of $4,389 in the same period in 1995, an increase in expense of $10,398. This increase was primarily due to costs incurred in 1996 in connection with the negotiations resulting in the investment in the Company by certain shareholders in December 1995, a loss of unrecovered decoders installed in the homes of subscribers whose service was terminated, and the organization of TVA Sul as a holding company. The Other non-operating expenses for the year ended December 31, 1996 consisted primarily of fees paid in connection with the investment of Falcon International and Hearst/ABC Parties in the Company. The Other non-operating income for the comparable period of 1995 consisted primarily of income from the sale of movie inventory and other assets.

     Minority interest. The Minority interest of $1,849 for the year ended December 31, 1996 represents Mr. Leonardo Petrelli's 13.0% share of the aggregate losses of TVA Sul.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1996 was $47,892, as compared to $41,070 for the comparable period in 1995, an increase of $6,822.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     The table below sets forth the number of subscribers at December 31, 1995 and December 31, 1994 for the Owned Systems.

                                                  December 31,     December 31,
Owned System Subscribers                             1994             1995
                                                    -------          -------
MMDS(a) ........................................    111,771          188,893
Cable ..........................................      1,007           15,129
Digital C-Band .................................      2,075           15,126
                                                    -------          -------
                                                    114,853          219,148


Paid Subscribers Awaiting Installation(b) ......     13,956           18,343
                                                    -------          -------
Total Owned Systems ............................    128,809          237,491
                                                    =======          =======


--------------------
(a)  Includes UHF subscribers.

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1995 and December 31, 1994 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming

                                                  December 31,      December 31,
                                                    1994              1995
                                                   -------           -------
Total Owned Systems ........................       128,809           237,491
Operating Ventures .........................         7,640            35,572
                                                   -------           -------

Independent Operators ......................        89,673           341,699
                  Total ....................       226,122           614,762
                                                   =======           =======

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1995 was $62,496, as compared to $27,976 for the comparable period in 1994, an increase of $34,520. This increase was attributable to the net addition of 104,295 subscribers to the Company's Owned Systems, and the increase in the average monthly fee for existing subscribers to $33.24 from $27.80, an increase of $5.44, and for new subscribers to $39.48 from $31.87, an increase of $7.61. The average monthly subscription price during the year ended December 31, 1995 was $44.04 for MMDS service and $38.12 for Cable service, as compared to $42.48 and $26.26, respectively, for the year ended December 31, 1994. The average monthly subscription price for C-Band service for the year ended December 31, 1995 was $41.37. In 1994, the Company's C-Band service was in its initial phase of operations. In addition, Galaxy Brasil's Ku-Band service was under development in 1995. The Company was able to increase the monthly fee as the market price for pay television increased. The increase in the number of subscribers was due to (i) the continued expansion and penetration of the Company's MMDS service, including the introduction of signal repeaters in Sao Paulo and Rio de Janeiro, (ii) the full year benefit of Cable system construction in Sao Paulo and (iii) the net addition of 13,051 C-Band subscribers through an aggressive national marketing campaign timed to coincide with the Company's main competitor focusing on its Cable systems. During each year, all revenues came from the operation of the TV Group as the operations of Galaxy Brasil were in development.

     Installation revenue for the year ended December 31, 1995 was $26,045, as compared to $6,997 for the comparable period in 1994, an increase of $19,048. This increase was principally attributable to the increase in the number of installations and to the increase in the average fees for installations. The average fee for MMDS service installation increased to $169.70 from $119.75, an increase of $49.95, and the average fee for Cable service installation increased to $81.87 from $44.69, an increase of $37.18. The C-Band average installation fee increased to $586.79 from $500.00, an increase of $86.79. The growth in installations was aided by the continued growing awareness of pay television in Brazil and the Company's start-up of live broadcasts of the Brazilian National Soccer Championship, the Sao Paulo State Championship and other soccer events through ESPN Brasil. As with Monthly subscriptions revenue, all Installation revenue during each year came from the operations of the TV Group.

     Indirect programming revenue for the year ended December 31, 1995 was $2,866, as compared to $1,626 for the comparable period of 1994, an increase of $1,240. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period, as compared to the same period in 1994. Such Independent Operators' subscribers increased to 341,699 at December 31, 1995, as compared to 89,673 at December 31, 1994, an increase of 252,026. The average fee paid during both 1995 and 1994 was $1.50 per subscriber per month.

     Other revenue for the year ended December 31, 1995 was $10,603, as compared to $7,173 for the comparable period of 1994, an increase of $3,430. This increase included an increase in Advertising revenue to $8,377 from $5,727, an increase of $2,650. The growth in Advertising revenue was due to the increase in the subscriber base, an increase in the amount of advertising time sold by the Company per hour of programming and an increase in the rate charged for advertising time.

     Revenue taxes for 1995 were $7,506, as compared to $872 for the prior year, an increase of $6,634. This increase was primarily attributable to a Government imposed 5.0% increase in the tax rate, which increased Revenue taxes to 7.65% from 2.65%, imposed on the Company's Gross revenues (excluding Advertising revenue, which is taxed at 2.65%).

     For the reasons noted above, Net revenue for the year ended December 31, 1995 was $94,504, as compared to $42,900 for the comparable period the previous year, an increase of $51,604.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1995 were $62,026, as compared to $28,659 for the same period of 1994, an increase of $33,367. This increase was attributable primarily to the increase in the number of subscribers to the Company's systems which led to increases in Payroll and benefits expense, Programming expense, Transponder lease cost, Technical assistance expense, Vehicle rentals expense, TVA Magazine expense and Other costs. Payroll and benefits expense increased to $12,520 from $8,022, an increase of $4,498, as the Company added approximately 450 employees. Programming costs increased to $21,609 from $12,133, an increase of $9,476, as the Company's subscriber base grew and the Company added four new channels to each of its distribution systems. Transponder lease cost increased to $7,568 from $1,555, an increase of $6,013, due to an increase in the cost of satellite transponder leases and the application of a 25.0% tax charged by the Brazilian Government on transponder lease payments beginning in June 1995. Technical assistance expense increased to $5,152 from $1,622, an increase of $3,530, due to an increase in the subscriber base and the upgrade of existing systems for the receipt of additional channels by subscribers, Vehicle rentals expense increased to $1,732 from $788, an increase of $944, and TVA Magazine expense increased to $3,318 from $1,430, an increase of $1,888. These expenses are variable and increased due to the costs associated with servicing the larger subscriber base and installing new subscribers. For the year ended December 31, 1995, Other costs were $10,127, as compared to $3,109 for the same period the prior year, an increase of $7,018. The Company experienced increased expenses as a result of its increased television activities and associated costs, including costs related to opening and maintaining additional facilities. Galaxy Brasil contributed $1,027 to Direct operating expenses for the year ended December 31, 1995, as compared to $0 for the same period of 1994. Galaxy Brasil incurred Payroll and benefits expense, Vehicle rentals expense and Other costs consistent with starting its DIRECTV service.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1995 were $46,902, as compared to $24,370 for the same period of 1994, an increase of $22,532. The Company experienced increased Selling, general and administrative expenses as a result of its increased pay television activities and associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase in payroll expenses resulting from an increase in the number of employees. Advertising and promotion expense increased to $11,122 from $3,540, an increase of $7,582 largely due to the Company's increased promotional activity, including nationwide C-Band promotion. Galaxy Brasil contributed $79 to Selling, general and administrative expenses for the year ended December 31, 1995, all of which constituted Advertising and rent expenses, as compared to $0 for the same period of 1994.

     Depreciation and Amortization. Depreciation and Amortization expense for the year ended December 31, 1995 was $13,268, as compared to $6,177 for the same period of 1994, an increase of $7,091. The increase was due primarily to increased capitalization of the costs associated with building the MMDS, Cable and C-Band systems and with the installation of new subscribers. Galaxy Brasil contributed $127 to Depreciation and Amortization expense (all of which constituted Depreciation expense) for the year ended December 31, 1995, as compared to $0 for the comparable period in 1994.

     For the reasons noted above, Operating loss for the year ended December 31, 1995 was $27,692, as compared to $16,306 for the comparable period in 1994, an increase in loss of $9,303. Galaxy Brasil contributed $11,386 to this loss for the year ended December 31, 1995, as compared to $0 for the comparable period in 1994.

     Interest income. For the year ended December 31, 1995, Interest income totaled $3,118, as compared to $21,806 in the similar period in 1994, a decrease of $18,688. This reduction in Interest income was a result of the shorter period in which a capital contribution of $125,000 in 1995 earned interest relative to the length of time a capital contribution of $151,452 earned interest in 1994, as well as due to the sharp appreciation of the Brazilian real versus the US dollar upon introduction of the real in late 1994.

     Interest expense. Interest expense for the year ended December 31, 1995 was $17,745, as compared to $16,413 for the year ended December 31, 1994, an increase of $1,332.

     Equity in losses (income) of affiliates. For the year ended December 31, 1995, Equity in losses (income) of affiliates was a loss of $3,672, as compared to income of $383 for the same period in 1994, a decrease of $4,055. The principal reasons for this reduction were the loss sustained by ESPN Brasil Ltda. which came into existence during June 1995, and HBO Brasil Partners, which came into existence in 1994.

     Other non-operating (expenses) income. For the year ended December 31, 1995, Other non-operating (expenses) income was income of $4,389, as compared to an expense of $1,273 for the same period of 1994, an increase of $5,662. The primary reasons for this increase were equipment rental income, sales of assets and a release of certain obligations, among others.

     Minority interest. The Minority interest of $871 for the twelve months ended December 31, 1995 represents Mr. Leonardo Petrelli's 20.0% share of the $4,355 in aggregate losses of TVA Curitiba.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1995 was $41,070, as compared to $11,997 for the comparable period in 1994, an increase of $29,073.

Seasonality

     The Company's revenues are seasonal. Generally, during the Brazilian summer months of January and February the Company experiences lower demand for installation for each of its services. As a result, the Company experiences a decrease in Installation revenue of approximately 25% in these months, which decrease is offset by corresponding decreases in Payroll and benefits expense (i.e. sales commissions), Advertising and promotion expense and Other costs.

Liquidity and Capital Resources

     Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 1997, the Company had incurred cumulative net losses of over $285,284. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) cash and cash equivalents of $104,798 at December 31, 1996, (ii) borrowings from Abril under the Abril Credit Facility, of which $54,323 was outstanding as of December 31, 1997 (which amount was subsequently repaid in connection with a capital increase in February 1998) and a subordinated shareholder loan of $43,963 to Galaxy Brasil, of which $40,909 remained outstanding as of December 31,1997, (iii) borrowings under lines of credit, of which $50,317 was outstanding as of December 31, 1997, (iv) net capital contributions of approximately $388,000 from shareholders (consisting of $288,000 as of December 31, 1997 and a $100,000 capital increase in February
1998), (v) the EximBank Facility, of which $23,277 was outstanding as of December 31, 1997, (vi) the Galaxy Brasil Leasing Facility, of which $43,463 was outstanding as of December 31, 1997 and (vii) the Notes, of which $250,000 was outstanding as of December 31, 1997.

     The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 1997, the Company had approximately $465,009 of indebtedness outstanding, primarily consisting of $250,000 principal amount of the Notes and loans from shareholders.

     In addition to debt service, the Company will require substantial amounts of capital for (i) the construction of cable networks and the installation of equipment at subscribers' locations, (ii) the construction of additional transmission and headend facilities and related equipment purchases, (iii) the continued funding of losses and working capital requirements and (iv) investments in, and maintenance of, vehicles and administrative offices. In addition, the Company continually evaluates opportunities to acquire, either directly or indirectly, pay television licenses and programming rights.

     The Company made purchases of fixed assets of $22,639, $93,029, $125,612 and $247,867, in 1994, 1995, 1996 and 1997 respectively. Management estimates that $150,930 and $113,762 of capital expenditures will be required in 1998 and 1999, respectively, principally in connection with the purchase of materials and equipment.

     The Company also has certain commitments that must be funded, including investments of approximately $35,786 prior to December 31, 1998 in GLA ($15,014), Surfin ($10,000), ESPN Brasil Ltda., ($8,718) and HBO Brasil Partners, ($2,054). Actual amounts of funds required may vary materially from these estimates and additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological-driven changes.

     The Company's principal sources of liquidity are borrowings from Abril, the EximBank Facility, the Galaxy Brasil Leasing Facility, the Notes and the Company's short-term line of credit (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. The Company had approximately $1,024 of cash and cash equivalents as of December 31, 1997.

     For the year ended December 31, 1997, net cash used in operating activities was $13,727, primarily as the result of a net loss for the year of $81,417, an increase in accounts receivable of $22,475, an increase in pre-paid and other assets of $11,199 and an increase in inventories of $11,365. The increase was partially offset by $54,624 of depreciation, a non-cash item and a decrease in accounts payable to suppliers of $32,989. For the year ended December 31, 1997, cash used in investing activities was $277,117, primarily as the result of capital expenditures of $247,867 for the purchase of fixed assets and investments in equity and cost investments and concessions of $24,877. The purchases of fixed assets were principally related to the purchase of decoders, equipment, hardware and materials and labor used for new subscriber installations. For the year ended December 31, 1997, net cash provided by financing activities was $187,070, consisting principally of borrowings from the Abril Credit Facility, the EximBank Facility, the Galaxy Brasil Leasing Facility and the April subordinated shareholder loan to Galaxy Brasil.

     The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis until December 1998. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. The Company currently has no amounts outstanding under the Abril Credit Facility. However, the Company will be able to re-borrow the full amount of such facility, as required. In addition , in 1997 Abril made a subordinated shareholder loan of $43,963 to Galaxy Brasil, of which $40,909 was outstanding as of December 31,1997.

     On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") also guaranteed 85.0% of the amount of the loan. The loan was made on terms customary for credits supported by EximBank to Brazilian borrowers with an interest rate of LIBOR plus a specified margin. The principal amount of the loan was $29,350, which was dispersed in two tranches, the first in April 1997 in the principal amount of $11,400 with a term of five years and the second in August 1997 in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 1997, the principal amount outstanding under the EximBank Facility was $23,277.

     Galaxy Brasil entered into the Galaxy Brasil Leasing Facility, a five-year $49,900 sale leaseback facility, during the first quarter of 1997. Under the Galaxy Brasil Leasing Facility, Galaxy Brasil has access to financing for the purpose of acquiring dish antennae, decoder boxes and other equipment for its Ku-Band service. This facility will be available until 2002 and bear interest at a fixed rate of 12.5% per year. During 1997 Galaxy Brasil drew down the entire amount available under the Galaxy Brasil Leasing Facility, and had $43,463 outstanding as of December 31, 1997. Galaxy Brasil's payment obligations under the Galaxy Brasil Leasing Facility are guaranteed by Tevecap.

     On November 26, 1996, Tevecap raised funds in foreign markets through a private placement amounting to $250,000 12 5/8% Senior Notes (the "Notes"). These Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap's subsidiaries. The Indenture relating to the Notes contains certain restrictive covenants which relate to, among others, the ability of Tevecap and the Guarantors to incur additional indebtedness, declare dividends, effect asset dispositions, enter into new liens, sell capital stock, enter into mergers and/or consolidations, invest in non-guarantor subsidiaries that are not Guarantors and transfer existing businesses. As of December 31, 1997, the Company was in compliance with all restrictive covenants contained in the Indenture.

     The Company has also from time to time received contributions and loans from its shareholders to fund liquidity needs and may continue to receive such contributions and loans in the future. In addition, as is standard business practice in Brazil, the Company frequently finances a portion of its working capital through the deferment of payment terms for the purchase price of property (typically up to 360 days). These amounts have often subsequently been refinanced by the Company with short-term bank indebtedness. The Company currently has lines of credit with terms of 360 days which will continue to be available after the Offering.

     The Company believes, based on management's internal forecasts and assumptions relating to its operations, that the aggregate net proceeds from the sale of the Notes, together with the proceeds from the deferral of payments to suppliers of fixed assets, the EximBank Facility, the Galaxy Brasil Leasing Facility, the Abril Credit Facility, the Abril subordinated shareholder loan to Galaxy Brasil, the $100,000 capital increase in February 1998, additional leasings and financings and funds generated from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the period through December 31, 1998. In the long term, the Company believes, based on management's internal forecasts and assumptions relating to its operations, that its existing cash and funds generated from operations, together with its existing financing facilities agreements, will be sufficient to meet its working capital and capital expenditure requirements. In the event that the Company's plans change, its assumptions change or prove inaccurate, or if the proceeds from the sale of the Notes, the EximBank Facility, the Galaxy Brasil Leasing Facility, the Abril Credit Facility and projected cash flows otherwise prove insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company could be required to seek additional sources of financing. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company, or at all.

     In addition, the Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

Accounting for Income Taxes

     The Company has approximately $194,850 of net operating losses ("NOLs") to offset against regular taxes. These NOLs are unexpirable. Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109") requires that the Company determine whether it is "more-likely-than-not" that the Company will realize the benefits associated with such losses and provides that in making such a determination, all negative and positive evidence should be considered (with more weight given to evidence that is "objective and verifiable"). SFAS No. 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years". The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of NOL carryforwards in excess of net taxable temporary differences. This determination was based primarily on historical losses. Management does, however, believe that the Company will be profitable in the future and, as such, will be able to utilize these NOLs.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Management does not believe that SFAS No. 130 will have a material effect on the Company's consolidated financial statements, and it has not determined whether the new reporting provisions under SFAS No. 131 will require supplemental disclosures by the Company. See Note 23 to the Tevecap Financial Statements.

Year 2000 Date Conversion

     The Company has evaluated the implementation of changes to computer systems and applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to business operations. These actions are necessary to ensure that the systems and applications will recognize and process the year 2000 and beyond. The Company expects that the implementation of such changes will be completed during the first quarter of 1999, and will cost approximately $3,000.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

     The Company is managed by its Conselho de Administracao ("Board of Directors"), Conselho Consultivo ("Advisory Board") and Diretoria ("Committee of Officers"). Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on April 30, 2000. Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers").

Board of Directors

Member                                           Position                Current Position Held Since
------                                          ----------               ---------------------------
Robert Civita.............................      President                            1994
Jose Augusto P. Moreira...................        Member                             1994
Robert Hefley Blocker.....................        Member                             1995
Roger Philip Hipskind.....................        Member                             1998
Thomaz Souto Correa Neto..................        Member                             1995
Francisco Savio Couto Pinheiro............        Member                             1995
Arnaldo Bonoldi Dutra.....................        Member                             1996
Sergio Vladimirschi Junior................        Member                             1995
Jose Luis de Salles Freire................        Member                             1995
Jorge Fernando Koury Lopes................        Member                             1995
Oswaldo Leite de Moraes Filho.............        Member                             1995


Advisory Board

Member                                           Position                Current Position Held Since
------                                          ----------               ---------------------------
Robert Civita.............................      President                            1995
Jose Augusto P. Moreira...................        Member                             1995
Robert Hefley Blocker.....................        Member                             1995
Roger Philip Hipskind.....................        Member                             1998
Thomaz Souto Correa Neto..................        Member                             1998
Francisco Savio Couto Pinheiro............        Member                             1995
Stephen Vaccaro...........................        Member                             1996
Marc Nathanson............................        Member                             1995
Tully M. Friedman.........................        Member                             1995
Raymond E. Joslin.........................        Member                             1996
Herbert A. Granath........................        Member                             1996


Committee of Officers

Member                                           Position                Current Position Held Since
------                                          ----------               ---------------------------
Jose Augusto Pinto Moreira................        Member                             1992
Angelo Silvio Rossi.......................        Member                             1996
Claudio Cesar D`Emilio....................        Member                             1992
Sergio Vladimirschi Junior................        Member                             1996

Executive Officers

Member                                             Position                      Current Position Held Since
------                                             ----------                    ---------------------------
Raul Rosenthal............................  Chief Executive Officer                         1997
Douglas Duran.............................  Chief Financial Officer                         1992
Jeremiah Patrick Ryan.....................  Planning and Control Officer                    1997
Alexandre Annemberg.......................  Development Officer                             1997
Marcus Vinicius Althoff Rizzo.............  Curitiba Operations Officer                     1997
Luiz Eduardo B.P. Rocha...................  Sao Paulo Operations Officer                    1997
Luiz Gleiser..............................  Programming Officer                             1997
Roberto Rio Branco Nabuco de Gouvea.......  Rio de Janeiro Operations                       1997
                                              Officer
Virgilio Jose Carreira Amaral.............  Engineering Officer                             1995
Jose Carlos Romero Alves..................  Management Information                          1997
                                              System Officer
Leila Abraham Loria.......................  Galaxy Brasil Officer                           1997
Walter Barbosa de Sousa Jr................  Digisat Officer                                 1997
Roseli Parrella...........................  Human Resources Officer                         1997

     Marc Nathanson is the uncle of Sergio Vladimirschi Junior.

ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

     For the year ended December 31, 1997, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $5,067,511 million. Members of the Board of Directors, the Advisory Board and the Committee of Officers do not receive a salary from the Company.

     For the year ended December 31, 1997, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $103,381.

ITEM 12. OPTIONS TO PURCHASE SECURITIES

     Not applicable.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Overview

     Tevecap has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. Tevecap has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm's-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Shareholders

     On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See "Item

4: Control of Registrant." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

General and Advisory Services

     Under an Advisory Services Agreement, each of Hearst, ABC and HABC II has agreed, upon a request from the Company, to use its reasonable efforts to arrange for the investors to furnish personnel to provide advisory services to the Company. To date, the Company and Hearst, ABC and HABC II have not entered into a supplemental agreement to provide specific personnel or services at a particular cost.

     In addition, on April 1, 1996, Tevecap entered into a separate Advisory Services Agreement with Falcon International Communications, L.L.C. Pursuant to this agreement, which has a renewable two-year term, Falcon International Communications, L.L.C. has agreed to provide a range of advisory services to the Company, encompassing such areas as accounting, budget and billing procedures, financial and operation statements, customer, employee and government relations, the design, purchase and maintenance of equipment and supplies, negotiations with programmers and other such matters as the Company may reasonably request. In exchange for such services, the Company has agreed to pay Falcon International Communications, L.L.C. an annual fee of $200,000, which amount may be revised on each anniversary of the agreement.

Programming

     In connection with the investment by Hearst and ABC in Tevecap, Tevecap and these two parties entered into a Programming Agreement (the "Hearst/ABC Programming Agreement"). Pursuant to the Hearst/ABC Programming Agreement, each of Hearst and ABC has agreed to offer first to Tevecap pay programming that Hearst or ABC (or any subsidiary of which either Hearst or ABC owns at least 80.0% of the outstanding equity interests) intends to license for use in Brazil in the pay television markets served by TVA. The parties also agreed to consider future co-production activities which could enhance TVA's business and competitive position. Tevecap agreed to pay to each of Hearst and ABC such fees and expenses as are agreed upon at the time such programming or co-production services are provided. The Hearst/ABC Programming Agreement does not apply to The Walt Disney Company or its subsidiaries other than ABC and ABC's subsidiaries. In addition, the Hearst/ABC Programming Agreement does not apply to the activities of The A&E Television Networks, Lifetime Television and ESPN, including agreements relating to ESPN Brasil.

Other Transactions Among Shareholders

     Each of Tevecap's corporate shareholders has entered into a side letter to the Stock Purchase Agreement and the Stockholders Agreement pursuant to which each of Abril, Falcon and the Chase Parties agreed, with certain exceptions, to exchange all of its respective shares in Tevecap for a corresponding number of shares of a newly-formed Brazilian corporation. The new corporation would become an 80.0% shareholder in Tevecap and Hearst/ABC would remain a 20.0% shareholder in Tevecap, which would be reorganized as a Brazilian limitada. This new structure would not result in any change in the current beneficial equity participation of the Stockholders in Tevecap. In addition, the transactions in establishing the new structure and the new structure itself would have to conform to the terms of the Indenture. As of the date hereof, the timing of the restructuring is under discussion by the Stockholders.

Transactions Among Related Parties

General and Advisory Services

     TVA Sistema and MTV Brasil have entered into various agreements, dated August 27, 1996, governing reciprocal services between the Company and MTV Brasil. The services covered by the agreement include billing, subleasing, equipment use, administrative, financial, accounting, human resources, engineering, infrastructure and satellite services. TVA Sistema and Abril have also entered into an agreement, dated January 1995, with Uniser, a division of Abril, pursuant to which Uniser provides telecommunications, maintenance, human resources, travel, legal other services in exchange for a monthly payment of approximately $57,000.

     Tevecap provides financial and administrative services to Galaxy Brasil, in return for which the Company receives a monthly payment of $46,000 pursuant to an agreement dated March 9, 1995. Tevecap also provides to ESPN Brasil Ltda. satellite and other engineering services, for which it receives a payment of approximately $78,000 per month, pursuant to an agreement dated June 26, 1995.

     The Company has also entered into an agreement with HBO Brasil Ltda., dated September 1, 1995, to provide space, equipment and engineering services to HBO Brasil Ltda., in return for which the Company receives a monthly payment of approximately US$140,000.

Publishing and Advertising

     The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 350,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $353,000. The monthly magazine is distributed in accordance with a distribution agreement, dated September 1992, between the Company and Irmaos Reis, pursuant to which the Company pays Irmaos Reis approximately $72,000 per month.

     TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

     In addition, the Company has an agreement with HBO Brasil Ltda., dated September 1, 1995, pursuant to which the Company assists HBO Brasil Ltda. in selling advertising, in return for which the Company receives 25.0% of HBO Brasil Ltda.'s advertising revenues.

Insurance

     TVA currently reimburses TVA Sistema for payments made by TVA Sistema pursuant to an insurance policy covering the operations of TVA Sistema, TVA Brasil Abril Video da Amazonia and the former MTV Division of Abril (collectively, the "Insureds"). TVA Sistema makes such payments pursuant to an agreement among the Insureds dated September 30, 1997. The annual premiums paid by TVA Sistema and reimbursed by the Company amount to approximately $86,000.

Abril Loans

     Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Abril, as the lender. The Abril Credit Facility, effective December 6, 1995 and valid for a period of 36 months, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in US dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of December 31, 1997, the aggregate principal amount outstanding under the Abril Credit Facility was $54.3 million, although such amount was fully repaid in connection with a capital contribution by Abril to Tevecap in February 1998. In addition, in 1997 Abril made a $43.5 million subordinated shareholder loan to Galaxy Brasil, of which $40.9 million was outstanding as of December 31, 1997. See Note 9 to the Financial Statements included in this Annual Report.

Other Intercompany/Shareholder Loans

     Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema and Galaxy Brasil, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 1997 were: $23.9 million to TVA Brasil; $1.7 million to Galaxy Brasil; $12.3 million to HBO Brasil Ltda.; $16.6 million to TVA Sul; $5.5 million to Canbras TVA; $256,000 to Comercial Cabo Sao Paulo; and $214,000 to other affiliates.

     In addition, TVA Sistema has made loans to various interrelated companies. The aggregate principal outstanding amounts under these loans as of December 31, 1997 were $3.5 million to TVA Sul and $159,000 to TV Show Time. TV Show Time has loans outstanding to Abril, which loans, as of December 31, 1997, had an aggregate outstanding amount of approximately $2.5 million.

Service Agreement with Licenseholders

     Pursuant to a Service Agreement, dated July 22, 1994, as amended, TVA Brasil and TV Show Time (the "Licenseholders") agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to Tevecap. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

     Not applicable.

ITEM 17. FINANCIAL STATEMENTS

     The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

     See Item 19(a) for a list of financial statements filed as part of this Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent accountants.

                        INDEX TO THE FINANCIAL STATEMENTS

                                      Page
                                                                            ----

Report on Consolidated Financial Statements of Tevecap S.A.
   and Subsidiaries as of December 31, 1997 and 1996 and
   for each of the three years in the period ended December 31, 1997.........F-1

         Report of Independent Accountants...................................F-2

         Consolidated Balance Sheets as of December 31, 1997 and 1996........F-3

         Consolidated Statements of Operations for each of the three years in the period ended December 31, 1997................F-5

         Consolidated Statements of Changes in Shareholders' Equity and
                  Statement of Redeemable Common Stock for each of the three years in the period ended December 31, 1997......F-6

         Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1997................F-7

         Notes to these Consolidated Financial Statements....................F-9


                                      Page
                                                                            ----
Report on Financial Statements of TVA Sistema de Televisao S.A.
   as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997..............................F-49

         Report of Independent Accountants..................................F-50

         Balance Sheets as of December 31, 1997 and 1996....................F-51

         Statements of Operations for each of the three
            years in the period ended December 31, 1997.....................F-53

         Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 1997...F-54

         Statements of Cash Flows for each of the three
            years in the period ended December 31, 1997.....................F-55

         Notes to these Financial Statements................................F-56

Report on Financial Statements of TVA Sul Participacoes S.A. and Subsidiaries
   as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997....................................F-72

         Report of Independent Accountants..................................F-73

         Consolidated Balance Sheets as of December 31, 1997 and 1996.......F-74

         Consolidated and Combined Statements of Operations
            for the years ended December 31, 1997, 1996 and 1995............F-76

         Consolidated and Combined Statements of Changes
            in Shareholders' Equity for the years ended
            December 31, 1997, 1996 and 1995................................F-77

         Consolidated and Combined Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995..........................F-78

         Notes to Consolidated and Combined Financial Statements............F-80

                                                                            Page
                                                                            ----
Report on Financial Statements of TVA Sul Parana Ltda. as of and
   for the periods ended December 31, 1997 and 1996.........................F-96

         Report of Independent Accountants..................................F-97

         Balance Sheets as of December 31, 1997 and 1996....................F-98

         Statements of Operations for the years ended
            December 31, 1997 and 1996.....................................F-100

         Statements of Changes in Shareholders' Equity for
                  the years ended December 31, 1997 and 1996...............F-101

         Statements of Cash Flows for the periods ended
                  December 31, 1997 and 1996...............................F-102

         Notes to Financial Statements.....................................F-103

Report on Financial Statements of CCS--Camboriu Cable System de
   Telecomunicacoes Ltda. as of and for the periods ended
   December 31, 1997 and 1996..............................................F-116

         Report of Independent Accountants.................................F-117

         Balance Sheets as of December 31, 1997 and 1996...................F-118

         Statements of Operations for the year ended
            December 31, 1997 and the period since inception,
            May 30, 1996 to December 31, 1996..............................F-120

         Statements of Changes in Shareholders' Equity for the year ended December 31, 1997 and the period since
            inception, May 30, 1996 to December 31, 1996...................F-121

         Statements of Cash Flows for the year ended
            December 31, 1997 and the period since inception,
            May 30, 1996 to December 31, 1996..............................F-122

         Notes to Financial Statements.....................................F-123

Report on Financial Statements of TVA Sul Foz do Iguacu Ltda.
   as of and for the periods ended December 31, 1997 and 1996..............F-135

         Report of Independent Accountants.................................F-136

         Balance Sheets as of December 31, 1997 and 1996...................F-137

         Statements of Operations for the year ended December 31, 1997 and for the period since inception, May 30, 1996
            to December 31, 1996...........................................F-139

         Statements of Changes in Shareholders' Equity for the
            year ended December 31, 1997 and for the period since
            inception, May 30, 1996 to December 31, 1996...................F-140

         Statements of Cash Flows for the year ended
            December 31, 1997 and for the period since inception,
            May 30, 1996 to December 31, 1996..............................F-141

         Notes to Financial Statements.....................................F-142

Report on Financial Statements of TVA Sul Santa Catarina Ltda. as of
   and for the periods ended December 31, 1997 and 1996....................F-153

         Report of Independent Accountants.................................F-154

         Balance Sheets as of December 31, 197 and 1996....................F-155

         Statements of Operations for the year ended
            December 31, 1997 and for the period from inception,
            February 28, 1996 to December 31, 1996.........................F-157

         Statements of Changes in Shareholders' Equity for the year ended December 31, 1997 and for the period from
            inception, February 28, 1996 to December 31, 1996..............F-158

         Statements of Cash Flows for the year ended December 31, 1997 and for the period from inception, February 28, 1996
            to December 31, 1996...........................................F-159

         Notes to Financial Statements.....................................F-160

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.



By: /s/ Jose Augusto P. Moreira
   --------------------------------------
Name:   Jose Augusto P. Moreira
Title:  Officer


By: /s/ Claudio Cesar D'Emilio
   --------------------------------------
Name:   Claudio Cesar D'Emilio
Title:  Officer


Date:   May 20, 1998

                                  TEVECAP S.A.

                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements





Contents


                                                                            Page
                                                                            ----

Report of Independent Accountants                                            F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996                 F-3

Consolidated Statements of Operations for each of the three
   years in the period ended December 31, 1997                               F-5

Consolidated Statements of Changes in Shareholders' Equity and
   Statements of Redeemable Common Stock for each of the three years
   in the period ended December 31, 1997                                     F-6

Consolidated Statements of Cash Flows for each of the three
   years in the period ended December 31, 1997                               F-7

Notes to these Consolidated Financial Statements                             F-9

Report of Independent Accountants


To the Shareholders and Directors of
TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and redeemable common stock and cash flows for each of the three years in the period ended December 31, 1997, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEVECAP S.A. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand

Sao Paulo, Brazil
March 18, 1998

TEVECAP S.A.
AND SUBSIDIARIES


Consolidated Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                                December 31,
                                                            --------------------
                                                              1997        1996
                                                            --------    --------
                             ASSETS

Current assets
   Cash and cash equivalents (Note 3)                       $  1,024    $104,798
   Accounts receivable, net (Note 4)                          47,002      32,296
   Inventories, net (Note 5)                                  23,590      13,095
   Film exhibition rights, net (Note 6)                        1,291       1,061
   Prepaid and other assets (Note 7)                          14,028       2,829
   Other accounts receivable (Note 8)                         12,984       3,008
                                                            --------    --------

               Total current assets                           99,919     157,087
                                                            --------    --------

Property, plant and equipment, net (Note 12)                 379,834     233,593
Equipment under capital Lease, net (Note 24)                  42,138        --
Investments (Note 11)
   Equity basis                                                5,168       7,667
   Cost basis investments                                     36,904      16,326
   Concessions, net                                           13,775      17,574
Loans to related companies (Note 9)                           19,566      15,308
Debt issuance costs, net (accumulated amortization;
   1997- $1,428; 1996 - $ 96)
                                                               7,813       9,145
Others                                                         2,614       2,422
                                                            --------    --------

               Total assets                                 $607,731    $459,122
                                                            ========    ========




              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.
AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                                   December 31,
                                                             ----------------------
                                                               1997         1996
                                                             ---------    ---------
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans (Note 13)                                           $  50,058    $  18,039
   Obligations under capital leases (Note 24)                    9,980         --
   Film suppliers                                               26,184        7,012
   Other suppliers                                              66,749       52,932
   Taxes payable other than income taxes                        12,837        8,953
   Accrued payroll and related liabilities                       6,589        6,141
   Advance payments received from subscribers                      745       10,482
   Other accounts payable (Note 14)                              4,846        4,543
                                                             ---------    ---------

               Total current liabilities                       177,988      108,102
                                                             ---------    ---------

Long-term liabilities
   Loans (Note 13)                                             276,256      250,464
   Obligations under capital leases (Note 24)                   33,483         --
   Loans from shareholders (Note 15)                            95,232        4,361
   Provision for claims (Note 22)                                5,907        5,045
   Liability to  fund equity investee (Note 11)                   --          1,107
   Deferred hook-up fee revenue                                 12,098        4,883
                                                             ---------    ---------

               Total long-term liabilities                     422,976      265,860
                                                             ---------    ---------

Commitments and contingencies (Notes 17 and 19)

Minority interest                                                4,802        1,778
Redeemable common stock, no par value, 85,637,516 shares
   issued and outstanding (Note 18)                            189,034      164,910

Shareholders' equity
   Common stock, no par value, 111,075,339
      shares issued and outstanding (Note 18)                  142,495      142,495
   Accumulated deficit                                        (329,564)    (224,023)
                                                             ---------    ---------

               Total shareholders' deficit                    (187,069)     (81,528)
                                                             ---------    ---------

               Total liabilities and shareholders' deficit   $ 607,731    $ 459,122
                                                             =========    =========


              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.
AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                                                    Year Ended December 31,
                                                             -----------------------------------
                                                                1997         1996         1995
                                                             ---------    ---------    ---------
Gross revenues
   Monthly subscriptions                                     $ 221,234    $ 123,020    $  62,496
   Installation                                                 90,806       61,717       26,045
   Advertising                                                   4,947        7,532        8,377
   Indirect programming                                         22,810       11,377        2,866
   Other                                                        13,649        8,192        2,226
   Revenue taxes                                               (25,104)     (13,747)      (7,506)
                                                             ---------    ---------    ---------
            Net revenue                                        328,342      198,091       94,504
                                                             ---------    ---------    ---------

Direct operating expenses
   Payroll and benefits                                         29,904       27,203       12,520
   Programming                                                  95,231       42,391       21,609
   Transponder lease cost                                       13,895       10,847        7,568
   Technical assistance                                          1,863        5,507        5,152
   Vehicle rentals                                               1,075        1,862        1,732
   TVA magazine                                                  7,737        6,842        3,318
   Other costs                                                  27,253       17,645       10,127
                                                             ---------    ---------    ---------
                                                               176,958      112,297       62,026
                                                             ---------    ---------    ---------

Selling, general and administrative expenses
   Payroll and benefits                                         29,884       27,431       21,627
   Advertising and promotion                                    37,525       21,355       11,122
   Rent                                                          4,078        3,422        1,073
   Other administrative expenses                                22,402       18,910        6,673
   Other general expenses                                       22,365       10,337        6,407
                                                             ---------    ---------    ---------
                                                               116,254       81,455       46,902
                                                             ---------    ---------    ---------

Provision for equipment and inventory obsolescence               7,438        2,250         --
Depreciation                                                    54,624       26,539       12,848
Amortization                                                     1,757        1,677          420
                                                             ---------    ---------    ---------
            Operating loss                                     (28,689)     (26,127)     (27,692)
                                                             ---------    ---------    ---------

Interest income                                                 10,764        5,813        3,118
Interest expense                                               (56,553)     (17,520)     (17,745)
Translation gain (loss)                                           (136)         473         (339)
Equity in losses of affiliates                                  (6,851)      (8,532)      (3,672)
Gain on issuance of shares by equity investees                   1,160        2,317         --
Other nonoperating (expenses) income, net                       (2,028)      (6,009)       4,389
                                                             ---------    ---------    ---------

            Loss before income taxes and minority interest     (82,333)     (49,585)     (41,941)
Income taxes (Note 10)                                            --           (156)        --
                                                             ---------    ---------    ---------

            Loss before minority interest                      (82,333)     (49,741)     (41,941)
Minority interest                                                  916        1,849          871
                                                             ---------    ---------    ---------

            Net loss                                         $ (81,417)   $ (47,892)   $ (41,070)
                                                             =========    =========    =========



              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.
AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity and Statement of Redeemable Common Stock

for the years ended December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                                                         Total      Redeemable
                                                Paid-in                  Share-       Common
                                                Capital   Accumulated   holders'       Stock
                                               (Note 18)    Deficit      Equity      (Note 18)
                                               ---------   ---------    ---------    ---------
Balance as of December 31, 1994                $ 142,495   $(114,905)   $  27,590    $  19,754

Capital contributed on:
   September 22, 1995                               --          --           --          2,000
   September 25, 1995                               --          --           --          8,000
   September 26, 1995                               --          --           --         40,000
   December 8, 1995                                 --          --           --         75,000
Net loss for the year                               --       (41,070)     (41,070)        --
Accretion related to Redeemable Common Stock        --        (4,780)      (4,780)       4,780
                                               ---------   ---------    ---------    ---------

Balance as of December 31, 1995                  142,495    (160,755)     (18,260)     149,534

Net loss for the year                               --       (47,892)     (47,892)        --
Accretion related to Redeemable Common Stock        --       (15,376)     (15,376)      15,376
                                               ---------   ---------    ---------    ---------

Balance as of December 31, 1996                  142,495    (224,023)     (81,528)     164,910

Net loss for the year                               --       (81,417)     (81,417)        --

Accretion related to Redeemable Common Stock        --       (24,124)     (24,124)      24,124
                                               ---------   ---------    ---------    ---------

Balance as of December 31, 1997                $ 142,495   $(329,564)   $(187,069)   $ 189,034
                                               =========   =========    =========    =========


              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated  Statements of Cash Flows

for the years ended December 31, 1997, 1996 and 1995 (in thousands of U.S. dollars)

                                                                     Year Ended December 31,
                                                                -----------------------------------
                                                                  1997         1996          1995
                                                                ---------    ---------    ---------

Cash flows from operating activities:
  Net loss                                                      $ (81,417)   $ (47,892)   $ (41,070)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation                                                   54,624       26,539       12,848
    Amortization                                                    1,757        1,677          420
    Amortization of debt issuance cost                              1,332         --           --
    Provision for exhibition costs                                   --           --            827
    Provision for doubtful accounts                                 7,769        2,352        2,196
    Provision for equipment and inventory obsolescence              7,438        2,250         --
    Provision for claims                                              862        1,276        2,688
    Minority interest                                                (916)      (1,849)        (871)
    Disposal and write-off of property, plant and equipment           338        1,005          341
    Gain on issuance of shares by equity investees                 (1,160)      (2,317)        --
    Equity in losses  of affiliates                                 6,851        8,532        3,672
  Changes in operating assets and liabilities:
    Film exhibition rights                                           (230)      (1,031)         560
    Accounts receivable                                           (22,475)     (23,395)      (5,908)
    Prepaid and other assets                                      (11,199)      (8,973)      (1,269)
    Other accounts receivable                                     (10,168)        (775)        (709)
    Accrued interest                                                9,130        5,908        9,241
    Inventories                                                   (11,365)      (2,227)      (7,373)
    Suppliers                                                      32,989        1,549       36,275
    Taxes payable other than income taxes                           3,884        2,665        4,881
    Accrued payroll and related liabilities                           448        1,371        1,636
    Advances received from subscribers                             (9,737)       6,451        2,956
    Deferred hook-up fee revenue                                    7,215        4,883         --
    Other accounts payable                                            303        4,305        1,648
                                                                ---------    ---------    ---------
               Net cash (used in) provided by operating
                  activities                                      (13,727)     (17,696)      22,989
                                                                ---------    ---------    ---------

Cash flows from investing activities:
  Purchases of property, plant and equipment                     (247,867)    (125,612)     (93,029)
  Loans to related companies                                      (14,172)     (39,181)      (7,967)
  Repayments of loans to related companies                          9,799       31,696        2,591
  Purchases of concessions                                           --        (14,235)      (6,393)
  Investments in equity and cost investments                      (24,877)     (16,568)     (14,863)
                                                                ---------    ---------    ---------
               Net cash used in investing activities             (277,117)    (163,900)    (119,661)
                                                                ---------    ---------    ---------

Cash flows from financing activities:
  Bank loans                                                      114,570      268,503         --
  Principal payments on capital leases                             (6,437)        --           --
  Capital contributions                                              --           --        125,000
  Repayments of loans from shareholders                            (4,165)      (2,929)        --
  Loans from shareholders                                           2,525         --           --
  Loans from related companies                                     89,490      168,414      131,860
  Repayments of loans from related companies                       (1,630)    (171,795)    (140,631)
  Repayment of loans from banks                                   (10,307)        --           --
  Minority interest                                                 3,024         --           --
                                                                ---------    ---------    ---------
               Net cash provided by financing activities          187,070      262,193      116,229
                                                                ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents             (103,774)      80,597       19,557
Cash and cash equivalents at beginning of the period              104,798       24,201        4,644
                                                                ---------    ---------    ---------
               Cash and cash equivalents at end of the period   $   1,024    $ 104,798    $  24,201
                                                                =========    =========    =========
Supplemental cash disclosure:
  Cash paid for interest                                        $  32,038    $   7,312    $   8,390
                                                                =========    =========    =========

              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.
AND SUBSIDIARIES

Consolidated  statements of Cash Flows

for the years ended December 31, 1997 and 1996 (in thousands of U.S. dollars)

                                                                 Year Ended December 31,
                                                            -------------------------------
                                                              1997       1996        1995
                                                            --------   --------    --------
Supplemental noncash financing  and investing activities:
   Accrued interest on related company loans refinanced
     as principal balance                                   $  9,097   $    354    $  9,355
   Capital lease obligations incurred                         49,900       --          --

Details of acquisitions:
  Fair value of assets acquired                                 --       15,701        --
  Liabilities assumed                                           --       (1,385)       --
                                                            --------   --------    --------

  Cash paid                                                     --       14,316        --
  Less: cash acquired                                           --          (81)       --
                                                            --------   --------    --------
Net cash paid for acquisitions                              $   --     $ 14,235    $   --
                                                            ========   ========    ========



              The accompanying notes are an integral part of these
                       consolidated financial statements

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements

(in thousands of U.S. dollars)


1.   The Company and its principal operations

     The consolidated financial statements have been prepared to reflect the consolidated results of TEVECAP S.A. and its subsidiaries (the "Company").

     TEVECAP  S.A.  is a  holding  company,  the  subsidiaries  of which  render services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

     As of December 31, 1997, Abril S.A. ("Abril"), a printing and distribution company, was the majority shareholder of the Company.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1  Basis of presentation and consolidation

     a) Basis of presentation

     The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

     b) Principles of consolidation

     The consolidated financial statements include the accounts of TEVECAP S.A. and all majority-owned subsidiaries.

     Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost plus the Company's equity in undistributed earnings since acquisition. Investments in less than 20% owned affiliates are accounted for under the cost method. Intercompany transactions and accounts are eliminated in consolidation.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.2  Accounting records

     As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997; and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains/losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.4  Consolidated financial statements

     The Company's operating subsidiaries included in the consolidated financial statements are:

                                                Ownership Interest as of
                                                      December 31,
                                                    ------------------
                                                     1997        1996
                                                    ------      ------

Owned Systems
    TVA Sistema de Televisao S.A.                   98.00%     98.00%
    TVA Sul Participacoes S.A. (e)                  86.00%     87.00%
       TVA Sul Parana Ltda. (a), (b)                86.00%     87.00%
       TVA Sul Santa Catarina Ltda. (b)             86.00%     87.00%
       TVA Sul Foz do Iguacu Ltda. (b)              86.00%     87.00%
       TCC TV a Cabo Ltda. (b), (d)                  --        87.00%
       TV Alfa Cabo Ltda. (b), (d)                   --        87.00%
       CCS Camboriu Cable Systems
          de Telecomunicacoes Ltda.                 51.60%     52.20%
    Galaxy Brasil S.A.                             100.00%    100.00%

License Subsidiary
    Comercial Cabo TV Sao Paulo Ltda. (c)          100.00%    100.00%

Programming Ventures
    TVA Communications Ltd.                        100.00%    100.00%
       TVA Communications Aruba N.V.               100.00%    100.00%

(a) In August 1996, TVA Curitiba Servicos Telecomunicacoes Ltda. changed its name to TVA Parana Ltda. ("Parana"). The Company's initial investment in Parana together with its contributions of $18,454 relating to the acquisition of 27,712,345 shares during the year ended December 31, 1996, was in excess of the Company's share of the book value of Parana after the contribution. This resulted in a loss of $2,727.

(b) One common share in each of these entities is owned by a Brazilian national pursuant to local legislative requirements.

(c)  0.00149% of the common  shares in this entity are owned by the  controlling
     shareholder   of  the  parent   company   pursuant  to  local   legislative
     requirements.

(d) During 1997, TCC TV a Cabo Ltda. and TV Alfa Cabo Ltda. were merged into TVA Sul Parana Ltda.

(e) During 1997, the Company's shareholding in TVA Sul and its subsidiaries was reduced by 1.0% as a result of the exercise of an option by the minority shareholder.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.5  Acquisitions

     During the year ended December 31, 1996, the Company acquired control of the following entities which were accounted for under the purchase method of accounting: i) in February 1996, the Company acquired TVA Sul Santa Catarina Ltda. ("TVA SSC"); ii) in March 1996, the Company acquired TCC TV a Cabo Ltda. ("TCC") and TV Alfa Cabo Ltda. ("TV Alfa"); and iii) in May 1996, the Company acquired TVA Sul Foz do Iguacu Ltda. ("TVA SF") and CCS Camboriu Cable Systems de Telecomunicacoes Ltda. ("CCS"). In each case, the excess of the purchase price over the fair value of assets acquired represented the value of concessions of certain television stations. These concessions are being amortized on a straight line basis over ten years.

     The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the dates of acquisition, as follows:

                                       TVA SSC    TVA SF       CCS     TCC Alfa    TV Alfa
                                       -------    -------    -------   --------    -------
Current assets, other than cash        $  --      $    23    $     7    $    51    $     5
Property, plant and equipment               25        319      3,501        238        176
Other assets                              --            3       --         --         --
Concessions                                 45      5,346        841      2,622      2,418
Other liabilities                          (55)      (377)      (139)      (127)      (687)
                                       -------    -------    -------    -------    -------

Purchase price, net of cash received   $    15    $ 5,314    $ 4,210    $ 2,784    $ 1,912
                                       =======    =======    =======    =======    =======

           Total purchase price        $    15    $ 5,324    $ 4,210    $ 2,834    $ 1,933
                                       =======    =======    =======    =======    =======

     The operating results of these acquired businesses were included in the consolidated statements of operations from the dates of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place on January 1, 1995, consolidated net revenues would have been $98,147 for the year ended December 31, 1995. Such pro forma amount does not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor does it purport to be indicative of the results that will be obtained in the future.

     The Company is unable to present pro forma amounts for income before extraordinary items and net income as, although management attempted to obtain such information from the owners, it was not available. These entities were acquired for the purpose of expanding the cable TV system penetration for the Company. The assets purchased will be operated under the Company's management, using the Company's programming and employees.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.6  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.7  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

     o The fair value of third party loans including the Senior Notes approximates fair value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable and based on market rates.

2.8  Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.9  Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.10 Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited. An allowance for exhibition expiration is determined based on management's estimate of the Company's capacity to telecast the films and projected revenue streams.

2.11 Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 12.

2.12 Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

2.13 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


2.14 Revenue recognition

     Hook-up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. The remainder is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the system. Subscription revenues are recognized as earned on an accrual basis.

2.15 Licenses

     Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP S.A. at nominal cost.

2.16 Accounting for issuances of stock by subsidiaries and equity investees

     Gains or losses arising from the issuances of shares by subsidiaries and equity investees are recognized in income to the extent that the net book value of the shares owned after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary or equity investees.

3.   Cash and cash equivalents

     As of December 31, 1997 and 1996, cash and cash equivalents were comprised of:

                                                        1997              1996
                                                      --------          --------
Cash on hand and in banks                             $    104          $  1,296
Short-term investments                                     920           103,502
                                                      --------          --------

                                                      $  1,024          $104,798
                                                      ========          ========

     Short-term investments as of December 31, 1996 were comprised principally of short-term term deposits.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


4.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                        1997             1996
                                                      --------         --------
Subscriptions                                         $ 28,235         $  8,798
Installation fees                                       20,092           19,020
Advertising and programming                              4,958            4,511
Barter                                                   5,857            5,248
Others                                                   1,388              478
Provision for doubtful accounts                        (13,528)          (5,759)
                                                      --------         --------

                                                      $ 47,002         $ 32,296
                                                      ========         ========

5.   Inventories, net

     As of December 31, 1997 and 1996, inventories were comprised of:

                                                        1997             1996
                                                      --------         --------
Materials and supplies                                $ 25,192         $ 14,323
Imports in transit                                       1,518            1,022
Provision  for obsolescence                             (3,120)          (2,250)
                                                      --------         --------

                                                      $ 23,590         $ 13,095
                                                      ========         ========

6.   Film exhibition rights, net

     As of December 31, 1997 and 1996, film exhibition rights were comprised of:

                                                        1997             1996
                                                      --------         --------
Exhibition rights                                     $  1,291         $  2,223
Provision for exhibition expiration                       --             (1,162)
                                                      --------         --------

                                                      $  1,291         $  1,061
                                                      ========         ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


7.   Prepaid and other assets

     As of December 31, 1997 and 1996, prepaid expenses were comprised of:

                                                        1997             1996
                                                      --------         --------
Advances to suppliers                                 $ 12,337         $  1,973
Prepaid TVA magazine publishing expenses                   104              510
Prepaid meals and transportation                            92              227
Debt issuance costs                                      1,332             --
Others                                                     163              119
                                                      --------         --------

                                                      $ 14,028         $  2,829
                                                      ========         ========

8.   Other accounts receivable

     As of December 31, 1997 and 1996, other accounts receivable were comprised of:

                                                        1997             1996
                                                      --------         --------
Advances to employees                                 $    415         $    476
Accounts receivable from related companies (Note 9)      7,729            1,460
Others                                                   4,840            1,072
                                                      --------         --------

                                                      $ 12,984         $  3,008
                                                      ========         ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


8.   Related party transactions

     The following tables summarize the transactions between the Company and its related parties as of December 31, 1997 and 1996 and for the three years ended December 31, 1997:

                                                            December  31,
                                                      -------------------------
                                                        1997             1996
                                                      --------         --------
TVA Finco Ltda.
   Loans receivable                                   $  4,100         $     --

Abril S.A.
   Accounts payable                                   $    612         $    104
   Loans payable
      Credit  facility (see Note 15)                    54,323            2,721
      Other                                             40,909               --
    Accounts receivable                                     34               --

Televisao Abril Ltda.
   Accounts receivable                                $     --         $    136

ESPN do Brasil Ltda.
   Accounts receivable                                $     31         $     28
   Accounts payable                                        671              367

Canbras TV a Cabo Ltda.
   Accounts receivable                                $     10         $     70
   Loans receivable                                      5,879            3,710

HBO Brasil Partners Ltda.
   Accounts receivable                                $     --         $    271
   Loans receivable                                      1,792            1,792

California Broadcast Center L.L.C.
   Loans receivable                                   $  7,314         $  7,100

Galaxy Latin America L.L.C.
   Accounts payable                                   $  1,093         $    769
   Accounts receivable                                   5,442               --

TVA Network Participacoes S.A.
    Accounts receivable                               $  2,188         $     --

TVA Communications Aruba N.V. ("TVAICO")
   Loans receivable                                   $     --         $  1,640

Abril Investments Corporation ("AICO")
   Loans receivable                                   $     --         $  1,059

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


9.   Related-party transactions (Continued)

                                                   Year ended December 31,
                                             ----------------------------------
                                               1997         1996         1995
                                             --------     --------     --------
Abril S.A.
   Net interest expense                      $  4,653     $  7,196     $ 16,566
   Printing costs                               4,389        4,516        2,723

ESPN do Brasil Ltda.
   Programming costs                         $  5,213     $  3,850     $    646
   Net interest (income) expense               (1,720)        (773)         330

Abril Investments Corporation
   Net interest income                       $   --       $   (354)    $   --

TV Filme Inc.
   Programming revenue                       $ (8,629)    $ (6,435)    $   (742)

Canbras TV a Cabo Ltda.
   Net interest expense                      $   --       $    150     $   --
   Programming revenue                         (1,837)        (207)        --

California Broadcast Center L.L.C.
   Net interest income                       $   (551)    $   --       $   --

 LEONarDO PETRELLI
   Accounts receivable                       $   --       $    906     $   --
   Loans payable (Note 15)                       --          1,640         --

Others
   Accounts receivable                       $     24     $     49     $   --
   Loans receivable                               481            7         --
   Accounts payable                                14            4         --

     Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 3.85% to 4.45% per month as of December 31, 1997 (1.80% to 2.50% per month as of December 31, 1996).

     TEVECAP S.A. has a credit facility with Abril S.A. under which TEVECAP S.A. is allowed to borrow up to $60,000 on a revolving basis until December 1998. As of December 31, 1997 $54,323 was drawn down under the facility. The credit facility is subject to a variable interest rate (3.85% to 4.45% per month as of December 31, 1997; 1.80% to 2.50% per month as of December 31, 1996.)

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


9.   Related-party transactions (Continued)

     Additionally, Abril S.A. provided a guarantee in the course of the year for equipment imported by Galaxy Brasil S.A., TVA Sistema de Televisao S.A. ("TVAST"), TV Filme Inc. ("TV Filme") and TVA Sul Parana Ltda. The amount outstanding pursuant to this guarantee as of December 31, 1997 was $52,139.The Company and Falcon International Communications Services Inc., one of the Company's shareholders, signed a consulting service agreement on April 1, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

     Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

10.  Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                            1997         1996
                                                          --------     --------
Deferred tax assets:
   Net operating loss carryforwards                       $ 64,191     $ 44,562
   Deferred charges                                          4,818        7,536
   Deferred hook-up fee revenue                              2,614        1,611
   Provision for obsolescence                                  871          437
   Provision for claims                                      5,097        1,528
   Provision for decoders                                      904          438
   Provision for doubtful accounts                           3,159         --
   Others                                                     --            148
                                                          --------     --------

               Total gross deferred tax asset               81,654       56,260
                                                          --------     --------

      Less valuation allowance                             (78,509)     (50,274)
                                                          --------     --------

Net deferred tax asset                                       3,145        5,986

Deferred tax liability:
   Installation costs                                       (3,145)      (5,986)
                                                          --------     --------

               Total gross deferred tax liability           (3,145)      (5,986)
                                                          --------     --------

Net deferred tax asset/liability                          $   --       $   --
                                                          ========     ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


10.  Income taxes (Continued)

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 1997, the Company and subsidiaries have unexpirable accumulated tax losses of $194,850.

     The consolidated income tax benefit was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                              December 31,
                                                   ----------------------------------
                                                     1997         1996         1995
                                                   --------     --------     --------
Loss before income taxes and minority interest     $ 82,333     $ 49,585     $ 41,941
Statutory income tax rate                                33%          33%       30.56%
                                                   --------     --------     --------

                                                     27,170       16,363       12,817

Increase (decrease) in the income tax rate             --          2,644       (8,466)
Unallowable amortization                                738        2,088         (308)
Deferred charges amortization                         4,230        4,996       (5,576)
Translation rate difference on exhibition rights       --           --            381
Translation (loss) gain of tax losses                (3,089)      (2,103)       1,896
Monetary correction of shareholders' equity            --           --          5,889
Installation materials depreciation                     107        3,648         (314)
Equity in losses of affiliate                        (2,261)      (2,816)      (1,122)
Net loss of TVAICO                                   (1,957)      (1,436)          (6)
Others                                               (3,297)      (6,377)      (1,345)
                                                   --------     --------     --------

Net income tax benefit for the period                28,235       17,007        3,846

Increase in valuation allowance                     (28,235)     (17,163)      (3,846)
                                                   --------     --------     --------

                                                   $   --       $   (156)    $   --
                                                   ========     ========     ========

     Income tax payable represents amounts owned by subsidiaries calculated on a unitary basis.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


11.  Investments

     Investments as of December 31, 1997 and 1996 were comprised of:


                                                       Percentage
                                                       of Control           1997            1996
                                                       ----------       ------------    -------------
Joint ventures and equity basis investments:
    TV Filme, Inc                                       14.3 (a)        $      --      $       6,840
    ESPN do Brasil Ltda.                                   50                  2,748              827
    HBO Brasil Partners Ltda.                              24 (b)              2,325             --
    Canbras TV a Cabo Ltda.                                36                     95             --
                                                                        -------------   --------------

                                                                        $      5,168    $       7,667
                                                                        =============   ==============
Liability to fund joint ventures and
    equity basis investments:
    Canbras TV a Cabo Ltda.                                36           $      --       $       (997)
    HBO Brasil Partners Ltda.                              33                  --               (110)
                                                                        =============   ==============

                                                                        $      --       $     (1,107)
                                                                        -------------   --------------

Cost basis investments:
    TV Filme, Inc.                                      14.3 (a)        $      6,667    $        --
    Galaxy Latin America L.L.C.                            10                 30,220           16,320
    Others                                                                        17                6
                                                                        -------------   --------------

                                                                        $     36,904    $      16,326
                                                                        =============   ==============

Concessions, net:
    Stations in South of Brazil                              (c)        $      8,646    $      10,688
    Ype Radio e Televisao Ltda. concessions                                    6,363            6,363
    Comercial Cabo Ltda                                                        1,970            1,970
    Others                                                                        65               65
    Amortization                                                             (3,269)          (1,512)
                                                                        -------------   --------------

                                                                        $     13,775    $      17,574
                                                                        ============    =============

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


11.  Investments (Continued)

     (a) TV Filme, Inc. ("TV Filme") was accounted for under the equity method until December 31, 1996. Up until that time, the Company had the right to elect two of six members of the Board of Directors and, additionally, a significant proportion of TV Filme's business was transacted with the Company. In 1997, the number of members on the Board of Directors of TV Filme increased to seven while the Company's representation was unchanged. In addition, the level of transactions effected between TV Filme and Tevecap decreased substantially. The Company therefore reassessed this treatment resulting in a change to the cost method of accounting.

     (b) During 1997, HBO Brazil Partners Ltda. issued shares at a price above book value.The Company did not contribute this issuance on a basis proportionate with is ownership interest in HBO Brazil Partners Ltda. and, consequently, the Company's equity interest fell from 33% to 24%. The Company recorded a gain of $1,140 resulting from these issuance representing the increase in the book value of its share holding.

     (c) The movement of $2,042 represents a reclassification to property, plant and equipments.

     On February 3, 1995, an agreement was signed between TEVECAP S.A., Directv L.A. Inc. (Hughes Partner), Darlene Investments Ltd.(ODC Partner) and Grupo Frequencia Modulada Television S.A., CV (MVS Partner) for the incorporation of Galaxy Latin America L.L.C. ("Galaxy Latin America") in August 1995. On March 3, 1995, an operational agreement between Galaxy Latin America and TEVECAP S.A. was formalized with the purchase of 10% of the shares of Galaxy Latin America for $7,194.

     On March 3, 1995, Galaxy Brasil S.A. ("Galaxy Brasil") was created, with 99.5% of the shares held by TEVECAP S.A. Galaxy Brasil provides distribution services of multichannel TV programs to all national regions. The transmission commenced February 1996. Galaxy Latin America charges Galaxy Brasil for the use of a satellite.

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


11.  Investments (Continued)

     The ESPN do Brasil Ltda. ("ESPN Brasil") joint venture was formed in June 1995, with TEVECAP S.A. and ESPN Brazil, Inc. ("ESPN") each holding 50% of ESPN Brasil's shares. Operations representing the transmission of ESPN's international sport programs commenced on June 15, 1995. Condensed financial information of the joint venture as of and for the years ended December 31, 1997 and 1996 are as follows:

                                           1997           1996           1995
                                         --------       --------       --------
Current assets                           $  9,702       $  3,640
Non-current assets                       $  1,278       $  2,107
Current liabilities                      $  5,003       $  3,663
Long term liabilities                    $   --         $   --
Revenues                                 $ 18,031       $ 12,733       $  4,748
Gross  losses                            $(11,992)      $ (9,785)      $ (2,884)
Loss before income Taxes                 $(11,715)      $(10,715)      $ (4,020)
Net loss                                 $(11,715)      $(10,715)      $ (4,020)


     HBO Brazil Partners Ltda. ("HBO Brazil") is a joint venture between TVAICO, which as of December 31, 1997 held a 24% equity interest, (1996:33.3%), and HBO Brazil and HBO SOUTH B.V., which as of the same date held the remaining 76% (1996:66.7%).

     HBO Brazil , Disney Enterprises, Inc., provides the programming to TVA Sistema de Televisao S.A.

     The operations of HBO Brazil. commenced in 1994 and condensed financial information as of and for the years ended December 31, 1997 and 1996 are as follows:

                                               1997         1996         1995
                                             --------     --------     --------
Current assets                               $ 18,518     $ 10,080
Non-current assets                           $   --       $  1,659
Current liabilities                          $ 10,631     $ 11,615
Long-term liabilities                        $    961     $   --
Revenues                                     $ 32,678     $ 20,867     $ 11,354
Gross income (Losses)                        $ (4,411)    $ (3,072)    $ (4,384)
Income (loss) before  income Taxes           $ (4,338)    $ (3,168)    $ (4,323)
Net income (Loss)                            $ (2,291)    $ (3,168)    $ (4,323)

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


12.  Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                               Annual
                                            Depreciation           December 31,
                                               Rate        ----------------------------
                                                 %              1997           1996
                                          ---------------- --------------  ------------
Machinery and equipment                         10         $      77,483   $    47,784
Converters                                      10               177,367       103,208
Leasehold improvements                          25                 3,889         2,111
Furniture and fixtures                          10                 2,108         2,089
Premises                                        10                 3,785         2,730
Vehicles                                        20                 3,486         1,257
Software                                        20                 5,018         2,949
Tools                                           10                   843           696
Reception equipment                             20               120,413        73,330
Cable plant                                     10                30,018        25,385
Building                                         4                13,311        11,734
                                                           --------------  ------------
                                                                 437,721       273,273

Trademarks, patents and others                                       179           165
Telephone line use rights                                          2,844         2,320
Others                                                             2,338           950
Provision for decoders and machinery
      and equipment                                              (7,939)       (1,371)
Accumulated depreciation                                        (97,523)      (50,661)
Fixed  assets in transit                                          42,214         8,917
                                                           --------------  ------------

                                                           $     379,834   $   233,593
                                                           =============   ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


13.  Loans

     As of December 31, 1997, loans were comprised of:

                                             Short-term        Long-term
                                             ---------         ----------
Senior Notes due 2004                         $     --           $250,000
Supplier loans and other                         8,111             17,886
Bank loans                                      41,947              8,370
                                              --------           --------

                                              $ 50,058           $276,256
                                              ========           ========

     As of December 31, 1996                  $ 18,039           $250,464
                                              ========           ========

     On November 26, 1996, TEVECAP S.A. raised funds in foreign markets through a private placement amounting to $250,000 of Senior Notes. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of TEVECAP S.A.'s subsidiaries. Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

     Debt issuance costs associated with the 12.625% senior notes amounted to $9,241 and are being amortized over the term of the Senior Notes. Amortization costs for the year ended December 31, 1997 amounted to $1,332.

     The Senior Notes Indenture contains certain restrictive covenants which relate to, inter alia, the ability of TEVECAP S.A. and the guarantor subsidiaries to incur additional indebtedness, declare dividends, effect asset dispositions, enter into new liens, sell capital stock, enter into mergers and/or consolidations, invest in non-guarantor subsidiaries, tranfer existing business etc. As of December 31, 1997, the Company was in compliance with all restrictive covenants contained in the Senior Notes Indenture.

     Supplier loans as of December 31, 1997 represent the refinancing of certain supplier payables. The average interest rate on such loans is based on the one year London Inter-Bank Offered Rate ("LIBOR") which was 6.25 % as of December 31, 1997 plus 2%. Other consists of accrued interest on the Senior Notes.

     Bank loans in local currency are secured by promissory notes and chattel mortgages; interest rates on these loans vary from 8.5% to 10% per year.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


13.  Loans (Continued)

     Annual maturities of long-term debt, including the current component, for the five years subsequent to December 31, 1997 are as follows:

               1998                          $             50,048
               1999                                        13,559
               2000                                         5,548
               2001                                         4,307
               2002 and thereafter                        252,842
                                             --------------------
                        Total                             276,256
                                             ====================

14.  Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                                 1997      1996
                                                                ------    ------
        Accounts payable to related companies (Note 9)          $2,390    $1,244
        Advertising                                                165       265
        Importation expenses payable                               564     1,627
        Others                                                   1,727     1,407
                                                                ------    ------

                                                                $4,846    $4,543
                                                                ======    ======

15.  Loans from shareholders

     Loans from shareholders as of December 31, 1997 and 1996 were comprised of:

                                                         1997             1996
                                                        -------          -------
        Abril S.A                                       $95,232          $ 2,721
        Leonardo Petrelli                                  --              1,640
                                                        -------          -------

                                                        $95,232          $ 4,361
                                                        =======          =======

     The 1996 loan balance from Leonardo Petrelli represented an advance from a shareholder and was not subject to interest.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


16.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

17.  Leased assets and commitments

     The Company has funding commitments related to Galaxy Latin America, TV Filme, ESPN Brasil, HBO Brasil Partners Ltda., Canbras TV a Cabo Ltda., TVA Sistema de Televisao S.A. and Surfin Ltd. of approximately $36,000 which must be met prior to December, 1998.

     The Company has rented its office space until the year 2002. As of December 31, 1997, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $4,730, as follows:

             1998                    $     2,074
             1999                            798
             2000                            656
             2001                            601
             2002                            601
                                     ------------

                     Total           $     4,730
                                     ===========

     As of December 31, 1997, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2004. Based on the contract provisions, these commitments are currently estimated to aggregate approximately $93,072, as follows:

             1998                    $       13,296
             1999                            13,296
             2000                            13,296
             2001                            13,296
             2002 and thereafter             39,888
                                    ---------------

                     Total           $       93,072
                                     ==============

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


18.  Common stock

     Common stock as of December 31, 1997 and 1996 was comprised of:

                                                1997                       1996
                                     -------------------------   -------------------------
                                         US$         Shares          US$         Shares
                                     -----------   -----------   -----------   -----------
Redeemable Common Stock (including
     accretion)                      $   189,034    85,637,516   $   164,910    85,637,516
                                     ===========   ===========   ===========   ===========

Paid-in capital                      $   142,495   111,075,339   $   142,495   111,075,339
                                     ===========   ===========   ===========   ===========

a)   Common stock subject to redemption

     As of December 31, 1997 and 1996, 43.5% of the common stock of TEVECAP S.A. was subject to an Event Put, i.e., a "triggering event" under the Stockholders Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that TEVECAP S.A. purchase all or a portion of its shares, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded. In addition, as of December 31, 1997 and 1996, 14.2% of these shares are also subject to Time Put whereby, pursuant to the Stockholders Agreement, Falcon International Communications may demand that TEVECAP S.A. buy all or a portion of Falcon's shares of capital stock held in TEVECAP S.A. if such shares are not publicly registered, listed or traded by September 22, 2002.

     For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements;
     (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of TEVECAP S.A. without the approval of the Stockholders or ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of TEVECAP S.A.; (v) the Service Agreement as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another Stockholder exercises an Event Put other than a Regulatory Put.

     The Company's management believes that the probability of occurrence of the triggering events which would permit any of its shareholders to exercise their Event Put is remote. However, a company that is public in the United States, and which therefore is required to

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


18.  Common stock (Continued)

     register its securities with the United States Securities and Exchange Commission (the "SEC"),is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

     The Common Shares subject to the Time Put are redeemable at fair value as determined by appraisal or by a multiple of the Company's most recent quarterly earnings. The Company has recorded an accretion on these shares to fair market value of $24,124 and $15,376 with respect to the years ended December 31, 1997 and 1996, determined by Company management.

b)   Paid-in capital

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

19.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In Management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

20.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $662 for the year ended December 31, 1997 ($368 in 1996).

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


21.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

     In 1997, contributions made by TEVECAP S.A. and certain affiliated to Associacao Abril de Beneficios amounted to $2,918 ($2,088 in 1996).



22.  Supplementary information - valuation and qualifying accounts and reserves

                                                                                       Provision
                                           Provision                     Provision        for        Deferred
                                              for                           for         Decoders     Taxation      Provision
                                            Doubtful   Provision for    Exhibition        and        Valuation        for
                                            Accounts    Obsolescence    Expiration     Equipment     Allowance      Claims
                                            --------    ------------    ----------     ---------     ---------      ------
Balance as of December 31, 1994              $ 1,211       $  --         $   335        $  --         $29,265       $ 1,075
Additions charged to expense                   2,196          --             827           --           3,846         2,688
                                             -------       -------       -------        -------       -------       -------
Balance as of December 31, 1995                3,407          --           1,162           --          33,111         3,763
Additions charged to expense                   2,352         2,250          --            1,371        17,163         1,282
                                             -------       -------       -------        -------       -------       -------

Balance as of December 31, 1996                5,759         2,250         1,162          1,371        50,274         5,045

Additions charged to expense                   7,769           870          --            6,568        28,235           862
Reduction                                       --            --          (1,162)          --            --            --
                                             -------       -------       -------        -------       -------       -------

Balance as of December 31, 1997              $13,528       $ 3,120       $  --          $ 7,939       $78,509       $ 5,907
                                             =======       =======       =======        =======       =======       =======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


23.  Recent accounting pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. The statement also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. At this time, management is assessing this statement and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


24.  Capital leases

     In 1997, the Company acquired equipment (decoders) through a capital lease contract with Citibank, N.A. . Such contract has a five-year term with interest at LIBOR plus 2.5 % per year.

     Following is an analysis of this equipment :

                                                                         1997
                                                                       --------

Equipment (decoders)                                                   $ 49,900
Less: accumulated amortization                                           (7,762)
                                                                       --------

                                                                       $ 42,138
                                                                       ========

     Following is a schedule by years of future minimum lease payments under these capital leases with the present value of the net minimum lease payments as of December 31, 1997:

    1998                                                       $     13,215
    1999                                                             12,370
    2000                                                             11,550
    2001                                                             10,732
    2002                                                              3,630
                                                               ------------
   Total minimum lease payments                                $     51,497

   Less: amount representing interest                                (8,034)
                                                               ------------

   Present value of net minimum lease payment                  $     43,463
                                                               ============


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries

     TEVECAP S.A. conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November, 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.A. and TVA TCG Sistema TV.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (Continued)

     Presented below is condensed consolidating and combined financial information for: i) TEVECAP S.A. on a parent company only basis; ii) the Wholly-Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

     The equity method has been used by TEVECAP S.A., the Wholly-Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

     The following sets forth the Wholly-Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:


     a) Wholly-Owned Guarantor Subsidiaries

          - TVA Communications Ltd.
          - Galaxy Brasil S.A.
          - Comercial Cabo TV Sao Paulo Ltda.

     b) Majority-Owned Guarantor Subsidiaries

          - TVA Sistema de Televisao S.A.
          - TVA Sul Participacoes S.A.
          - TVA Parana Ltda. (during 1997, TCC TV a Cabo Ltda. and
            TVA Alfa Cabo Ltda. were merged into TVA Sul Parana Ltda.)
          - CCS Camboriu Cable System de Telecomunicacoes Ltda.
          - TVA Sul Foz do Iguacu Ltda.
          - TVA Sul Santa Catarina Ltda.

     c) Non-Guarantor Subsidiaries

          - TVA Communications Aruba N.A.
          - TVA TCG Sistema de Televisao de Porto Alegre S.A.

     Separate financial statements for TVA Sistema de Televisao S.A. have been presented as of December 31, 1997 and 1996 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (Continued)

     Separate consolidated and combined financial statements for TVA Sul Participacoes S.A. have also been presented as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997.

     Separate financial statements for TVA SUL PARANA LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of two years in the period ended December 31, 1997.

     Separate financial statements for CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996.

     Separate financial statements for TVA SUL FOZ DO IGUACU LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996.

     Separate financial statements for TVA SUL SANTA CATARINA LTDA., as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, February 28, 1996 to December 31, 1996.

     Separate financial statements for the Wholly-Owned Guarantor Subsidiaries have not been presented based on m anagement's determination that they do not provide additional information that is material to investors.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (Continued)

                      Condensed Consolidated Balance Sheets
                             As of December 31, 1997

                                                              Majority-      Wholly-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Assets                                           Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
------                                           -------    ------------   ------------  ------------  ------------  ------------
Current assets
Cash and cash equivalents                       $      20     $     455     $     547     $       2     $    --        $   1,024
Accounts receivable, net                             --          18,723        29,659          --          (1,380)        47,002
Inventories                                          --            --          23,590          --            --           23,590
Film exhibition rights                               --            --           1,291          --            --            1,291
Prepaid and other assets                            1,320           195        12,513          --            --           14,028
Other accounts receivable                           2,759         5,895         5,639            22        (1,331)        12,984
                                                ---------     ---------     ---------     ---------     ---------      ---------

          Total current assets                      4,099        25,268        73,239            24        (2,711)        99,919
                                                ---------     ---------     ---------     ---------     ---------      ---------

Property, plant and equipment, net                   --         111,274       273,260            42        (4,742)       379,834
Equipment under capital leases, net                  --          42,138          --            --            --           42,138
Investments
   Equity affiliates                               75,113          --            --           2,325       (72,270)         5,168
   Cost basis investees                             6,667        30,220             9             8          --           36,904
   Concessions, net                                 6,298          --           7,477          --            --           13,775
  Loans to affiliated companies                   437,044        21,075         4,227          --        (442,780)        19,566
  Prepaid expenses                                  7,813          --            --            --            --            7,813
  Other                                              --             701         2,420          --            (507)         2,614
                                                ---------     ---------     ---------     ---------     ---------      ---------

          Total assets                          $ 537,034     $ 230,676     $ 360,632     $   2,399     $(523,010)     $ 607,731
                                                =========     =========     =========     =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     Subsidiaries (continued)

                      Condensed Consolidated Balance Sheets
                             As of December 31, 1997

                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Liabilities and Shareholders' Equity             Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------
Short-term bank loans                           $   2,720     $   9,086     $  38,252     $    --       $    --        $  50,058
Obligations under capital leases                     --           9,980          --            --            --            9,980
Film suppliers                                       --          14,097        25,229          --         (13,142)        26,184
Other suppliers                                      --          35,657        32,098          --          (1,006)        66,749
Taxes payable other than income taxes                   5         3,616         9,216          --            --           12,837
Accrued payroll and related liabilities              --           1,048         5,541          --            --            6,589
Advance payments received from subscribers           --            --             745          --            --              745
Other accounts payable                                263         2,054         3,904         3,496        (4,871)         4,846
                                                ---------     ---------     ---------     ---------     ---------      ---------

     Total current liabilities                      2,988        75,538       114,985         3,496       (19,019)       177,988
                                                ---------     ---------     ---------     ---------     ---------      ---------

Financing                                         250,000           357        25,899          --            --          276,256
Obligations under capital leases                     --          33,483          --            --            --           33,483
Loans from  affiliated companies                   51,794        58,471       411,733           214      (426,980)        95,232
Provision for claims                                 --             252         5,655          --            --            5,907
Liability to fund equity investee                 203,828          --            --            --        (203,828)          --
Deferred hook up fee revenue                         --          12,098          --            --            --           12,098
                                                ---------     ---------     ---------     ---------     ---------      ---------

     Total long-term liabilities                  505,622       104,661       443,287           214      (630,808)       422,976
                                                ---------     ---------     ---------     ---------     ---------      ---------

Minority interest                                    --            --           4,802          --            --            4,802
Redeemable common stock, net par value            189,034          --            --            --            --          189,034
Shareholders' equity
   Paid-in capital                                141,782        89,814        56,089           105      (145,295)       142,495
   Retained earnings                             (302,392)      (39,337)     (258,531)       (1,416)      272,112       (329,564)

     Total shareholders' equity                  (160,610)       50,477      (202,442)       (1,311)      126,817       (187,069)
                                                ---------     ---------     ---------     ---------     ---------      ---------

     Total liabilities and
         shareholders' equity                   $ 537,034     $ 230,676     $ 360,632     $   2,399     $(523,010)     $ 607,731
                                                =========     =========     =========     =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     Subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1997

                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Description                                      Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------
Gross  Revenues
    Monthly subscriptions                        $    --      $  52,468     $ 168,766     $    --       $    --        $ 221,234
    Installation                                      --         67,658        23,148          --            --           90,806
    Advertising                                       --           --           4,947          --            --            4,947
    Indirect programming                              --           --          22,810          --            --           22,810
    Other                                             --           --          13,649          --            --           13,649
    Revenue taxes                                     --         (9,300)      (15,804)         --            --          (25,104)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Net Revenue                                           --        110,826       217,516          --            --          328,342
                                                 ---------    ---------     ---------     ---------     ---------      ---------

Direct operating expenses
    Payroll and benefits                              --         (5,727)      (24,177)         --            --          (29,904)
    Programming                                       --        (32,044)      (63,187)         --            --          (95,231)
    Transponder lease cost                            --         (3,490)      (10,405)         --            --          (13,895)
    Technical assistance                              --            (31)       (1,832)         --            --           (1,863)
    Vehicle rentals                                   --           --          (1,075)         --            --           (1,075)
    TVA Magazine                                      --           --          (7,737)         --            --           (7,737)
    Other costs                                       --        (11,978)      (15,275)         --            --          (27,253)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
                                                      --        (53,270)     (123,688)         --            --         (176,958)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Selling, general and administrative
  expenses
    Payroll and benefits                              --         (3,930)      (25,954)         --            --          (29,884)
    Advertising and promotion                         --        (17,226)      (20,299)         --            --          (37,525)
    Rent                                              --           (357)       (3,721)         --            --           (4,078)
    Other administrative expenses                   (2,857)      (6,001)      (13,544)         --            --          (22,402)
    Other general expenses                            --        (17,587)       (4,778)         --            --          (22,365)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
                                                    (2,857)     (45,101)      (68,296)         --            --         (116,254)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Depreciation                                          --        (17,685)      (37,431)         --             492        (54,624)
Amortization                                          (840)        --            (917)         --            --           (1,757)
Provision for Equipment, Inventory
  and obsolescence                                    --           --          (7,438)         --            --           (7,438)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Operating loss                                      (3,697)      (5,230)      (20,254)         --             492        (28,689)
                                                 ---------    ---------     ---------     ---------     ---------      ---------

Interest income                                     44,226        1,636        14,769          --         (49,867)        10,764
Interest expense                                   (42,888)     (16,681)      (46,744)         (107)       49,867        (56,553)
Translation loss                                        91          760          (949)          (38)         --             (136)
Equity in (losses) of affiliates                   (76,401)         127           --            550        68,873         (6,851)
Gain on issuance of shares
  by equity investees                                 --           --           1,160          --            --            1,160
Other nonoperating (expenses) income, net           (3,207)      (2,468)        2,248         1,399          --           (2,028)
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Loss before income taxes and
  minority interest                                (81,876)     (21,856)      (49,770)        1,804        69,365        (82,333)
Income taxes                                          --           --            --            --            --             --
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Net loss before minority interest                  (81,876)     (21,856)      (49,770)        1,804        69,365        (82,333)
Minority interest                                     --           --             916          --            --              916
                                                 ---------    ---------     ---------     ---------     ---------      ---------
Net loss                                         $ (81,876)   $ (21,856)    $ (48,854)    $   1,804     $  69,365      $ (81,417)
                                                 =========    =========     =========     =========     =========      =========


TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                Condensed Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1997


                                                               Wholly-       Majority-       Non-
                                                 Parent        Owned          Owned       Guarantor
                                                 Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                        $ (81,876)    $ (21,856)    $ (49,227)    $   1,804     $  69,738      $ (81,417)

Adjustments to reconcile net loss
   to net cash (used in) provided by
   operating activities:
   Depreciation                                      --          17,685        36,939          --            --           54,624
   Amortization                                       840          --             917          --            --            1,757
   Amortization of debt insuance cost               1,332          --            --            --            --            1,332
   Provision for doubtful accounts                   --           4,034         3,735          --            --            7,769
   Provision for equipment and
     inventory obsolescence                          --           6,568           870          --            --            7,438
   Provision for claims                              --             252           618          --              (8)           862
   Minority interest                                 --            --             (52)         --            (864)          (916)
   Disposal and write-off of property,
     plant and equipment                             --            --             338          --            --              338
   Gain on issuance of shares by
     equity investees                               1,995        (2,947)         --          (1,068)          860         (1,160)
   Equity in losses (earnings) of affiliates       76,401          (127)         --            (550)      (68,873)         6,851
Changes in operating assets and liabilities:
   Film exhibition rights                            --            --            (230)         --            --             (230)
   Accounts receivable                               --         (12,390)      (10,116)         --              31        (22,475)
   Prepaid and other assets                        (1,320)           52       (10,039)         --             108        (11,199)
   Other accounts receivable                       (1,727)       (5,653)       (1,855)          (22)         (911)       (10,168)
   Accrued interest                               (30,377)        9,094        30,402            17            (6)         9,130
   Inventories                                       --            --         (11,365)         --            --          (11,365)
   Suppliers                                         (163)       44,829       (10,629)           (1)       (1,047)        32,989
   Taxes payable other than income taxes                5         2,653         1,226          --            --            3,884
   Accrued payroll and related liabilities           --             412            38          --              (2)           448
   Advances received from subscribers                --          (2,973)       (6,748)         --             (16)        (9,737)
   Deferred accounts payable                         --           7,215          --            --            --            7,215
   Other accounts payable                              83         1,050        (1,829)        3,496        (2,497)           303
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net cash (used in) provided by
   operating activities                           (34,807)       47,898       (27,007)        3,676        (3,487)       (13,727)
                                                ---------     ---------     ---------     ---------     ---------      ---------

Cash flows from investing activities:
   Purchase of property, plant and equipment         --        (127,921)     (119,948)         --               2       (247,867)
   Loans to related companies                    (169,223)      (14,908)         (199)         --         170,158        (14,172)
   Repayments of loans to related companies       101,306         9,799          --            --        (101,306)         9,799
   Investments in equity and cost investments     (51,578)      (10,826)           (9)       (3,789)       41,325        (24,877)
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net cash used in investing activities            (119,495)     (143,856)     (120,156)       (3,789)      110,179       (277,117)
                                                ---------     ---------     ---------     ---------     ---------      ---------

Cash flows from financing activities:
   Bank loans                                        --          54,489        59,144          --             937        114,570
   Principal payments on capital leases              --          (6,437)         --            --            --           (6,437)
   Capital contributions                             --          18,324        27,899          --         (46,223)
   Repayments of loans from shareholders             --            --          (4,165)         --            --           (4,165)
   Loans from  shareholders                          --            --           2,525          --            --            2,525
   Loans from related companies                    53,119       107,175        95,863           102      (166,769)        89,490
      Repayments of loans from related companies   (1,633)      (72,984)      (28,319)         --         101,306         (1,630)
      Repayments of loans from banks                 (446)       (4,211)       (6,681)         --           1,031        (10,307)
      Minority interest                              --            --            --            --           3,024          3,024
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net cash provided by financing activities          51,040        96,356       146,266           102      (106,694)       187,070
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net increase (decrease) in cash
   and cash  equivalents                         (103,262)          398          (897)          (11)           (2)      (103,774)
Cash and cash equivalents at
   beginning of the  period                       103,282            59         1,444            13          --          104,798
                                                ---------     ---------     ---------     ---------     ---------      ---------

Cash and cash equivalents at end of the period  $      20     $     457     $     547     $       2     $      (2)     $   1,024
                                                =========     =========     =========     =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)



                      Condensed Consolidated Balance Sheets
                             as of December 31, 1996

                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Assets                                           Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
------                                           -------    ------------   ------------  ------------  ------------  ------------
Cash and cash equivalents                       $ 103,282     $      59     $   1,444     $      13     $    --        $ 104,798
Accounts receivable, net                             --          10,367        22,568          --            (639)        32,296
Inventories                                          --            --          13,095          --            --           13,095
Film exhibition rights                               --            --           1,061          --            --            1,061
Prepaid expenses and other assets                    --              71         2,758          --            --            2,829
Other accounts receivable                           1,032           242         4,372          --          (2,638)         3,008
                                                ---------     ---------     ---------     ---------     ---------      ---------

          Total current assets                    104,314        10,739        45,298            13        (3,277)       157,087
                                                ---------     ---------     ---------     ---------     ---------      ---------

Property, plant and equipment                        --          49,745       184,376            42          (570)       233,593
Investments - equity affiliates                    64,844          --            --            --         (57,177)         7,667
   Cost basis investees                              --          16,326          --            --            --           16,326
   Concessions, net                                 7,138          --          10,436          --            --           17,574
Advances payments for investments                    --            --            --            --            --             --
Loans to affiliated companies                     338,442        16,278         3,027          --        (342,439)        15,308
Debt issuance costs                                 9,145          --            --            --            --            9,145
Other                                                --             877         1,545          --            --            2,422
                                                ---------     ---------     ---------     ---------     ---------      ---------

          Total assets                          $ 523,883     $  93,965     $ 244,682     $      55     $(403,463)     $ 459,122
                                                =========     =========     =========     =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                      Condensed Consolidated Balance Sheets
                             as of December 31, 1996


                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Liabilities and Shareholders' Equity             Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------
Short-term bank loans                           $   3,166     $   6,789     $   8,084     $    --       $    --       $  18,039
Film suppliers                                       --            --          19,828          --         (12,816)        7,012
Other suppliers                                       163         4,925        48,127          --            (283)       52,932
Taxes payable other than income taxes                --             964         7,989          --            --           8,953
Accrued payroll and related liabilities              --             637         5,504          --            --           6,141
Advances payments received from                      --           3,685         6,797          --            --          10,482
        subscribers
Other accounts payable                                180           900         5,951          --          (2,488)        4,543
                                                ---------     ---------     ---------     ---------     ---------     ---------
          Total current liabilities                 3,509        17,900       102,280          --         (15,587)      108,102
                                                ---------     ---------     ---------     ---------     ---------     ---------

Financing                                         250,000           464          --            --            --         250,464
Loans from affiliated companies                      --          16,600       316,154            96      (330,129)        2,721
Loans from shareholders                              --            --           1,640          --            --           1,640
Provision from claims                                --            --           5,039          --               6         5,045
Liability to fund equity investee                 160,067           110          --             110      (159,180)        1,107
Deferred hook-up fee revenue                         --           4,883          --            --            --           4,883
                                                ---------     ---------     ---------     ---------     ---------     ---------
          Total long-term liabilities             410,067        22,057       322,833           206      (489,303)      265,860
                                                ---------     ---------     ---------     ---------     ---------     ---------

Minority interest                                    --            --           1,310          --             468         1,778
Redeemable common stock, no par value             164,910          --            --            --            --         164,910
Shareholders' equity
   Paid-in capital                                142,495        71,489        33,837         3,216      (108,542)      142,495
   Retained earnings                             (197,098)      (17,481)     (215,578)       (3,367)      209,501      (224,023)
                                                ---------     ---------     ---------     ---------     ---------     ---------
          Total shareholders' equity              (54,603)       54,008      (181,741)         (151)      100,959       (81,528)
                                                ---------     ---------     ---------     ---------     ---------     ---------
          Total liabilities and
                shareholders' equity            $ 523,883     $  93,965     $ 244,682     $      55     $(403,463)    $ 459,122
                                                =========     =========     =========     =========     =========     =========

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1996


                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Description                                      Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations       Total
                                                 -------    ------------   ------------  ------------  ------------  ------------
Gross revenues
Monthly subscription                            $   --        $  2,266      $120,754      $   --        $   --         $ 123,020
Installation                                        --          15,609        46,108          --            --            61,717
Advertising revenue                                 --            --           7,532          --            --             7,532
Indirect programming                                --            --          11,377          --            --            11,377
Other                                               --             143         8,049          --            --             8,192
Revenue taxes                                       --          (1,488)      (12,259)         --            --           (13,747)
                                                --------      --------      --------      --------      --------        --------

Net revenue                                         --          16,530       181,561          --            --           198,091
                                                --------      --------      --------      --------      --------        --------

Direct operating expenses                           --            --            --            --            --               --
Payroll and benefits                                --           2,781        24,422          --            --            27,203
Programming                                         --            --          42,391          --            --            42,391
Transponder lease cost                              --             905         9,942          --            --            10,847
Technical assistance                                --            --           5,507          --            --             5,507
Vehicle rentals                                     --              90         1,772          --            --             1,862
TVA Magazine                                        --            --           6,842          --            --             6,842
Other costs                                         --           2,078        15,567          --            --            17,645
                                                --------      --------      --------      --------      --------        --------

                                                    --           5,854       106,443          --            --           112,297
                                                --------      --------      --------      --------      --------        --------

Selling, general and
   administrative expenses                          --            --            --            --            --               --
Payroll and benefits                                --           1,491        25,940          --            --            27,431
Advertising and promotion                           --           7,369        13,986          --            --            21,355
Rent                                                --             177         3,245          --            --             3,422
Other administrative expenses                        836         6,316        11,758          --            --            18,910
Other general expenses                              --            --          10,337          --            --            10,337
                                                --------      --------      --------      --------      --------        --------

                                                     836        15,353        65,266          --            --            81,455
                                                --------      --------      --------      --------      --------        --------

Allowance for obsolescence                          --            --           2,250          --            --             2,250
Depreciation                                        --           2,858        23,681          --            --            26,539
Amortization                                         840          --             837          --            --             1,677
                                                --------      --------      --------      --------      --------        --------
                                                    --            --             --           --            --               --
Operating loss                                    (1,676)       (7,535)      (16,916)         --            --           (26,127)
                                                --------      --------      --------      --------      --------        --------

Interest income                                    1,995           596         7,590          --          (4,368)          5,813
Interest expenses                                (12,751)       (1,770)       (7,270)          (97)        4,368         (17,520)
Translation                                         (218)          292           399          --            --               473
Equity in (losses) income of
     affiliates                                  (44,751)       (1,220)         (883)       (1,220)       39,542          (8,532)
Other nonoperating, net                            9,243        (1,884)          278          --         (11,329)         (3,692)
                                                --------      --------      --------      --------      --------        --------
Loss before income tax and                       (48,158)      (11,521)      (16,802)       (1,317)       28,213         (49,585)
     minority interest
Income taxes                                        --            --            (156)         --            --              (156)
                                                --------      --------      --------      --------      --------        --------

Net loss before minority
     interest                                    (48,158)      (11,521)      (16,958)       (1,317)       28,213         (49,741)
                                                --------      --------      --------      --------      --------        --------

Minority interest                                   --            --              38          --           1,811           1,849
                                                --------      --------      --------      --------      --------        --------

Net loss                                        $(48,158)     $(11,521)     $(16,920)     $ (1,317)     $ 30,024        $(47,892)
                                                ========      ========      ========      ========      ========        ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                 Condensed Consolidated Statements of Cash Flows
                      for the year ended December 31, 1996

                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
                                                 Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations        Total
                                                 -------    ------------   ------------  ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                         $ (48,158)   $ (11,521)   $ (16,920)     $  (1,317)    $  30,024      $ (47,892)
Adjustment to reconcile net loss to
   net cash (used in) provided by
   operating activities:
   Depreciation                                       --          2,858       23,681           --            --           26,539
   Amortization                                        840         --            837           --            --            1,677
   Provision for exhibition costs                     --           --           --             --            --                0
   Provision for doubtful accounts                    --           --          2,352           --            --            2,352
   Provision for obsolescence                         --           --          2,250           --            --            2,250
   Provision for claims                               --           --          1,276           --            --            1,276
   Minority interest                                  --           --            (38)          --          (1,811)        (1,849)
   Disposal and write-off of fixed assets             --           --          1,005           --            --            1,005
   Capital gain                                     (2,317)        --           --             --            --           (2,317)
   Equity in losses (earnings) of affiliates        44,751        1,220         --            1,220       (38,659)         8,532
Changes in operating assets and liabilities:          --           --           --             --            --                0
   Film exhibition rights                             --           --         (1,031)          --            --           (1,031)
   Accounts receivable                                --        (10,368)     (13,666)          --             639        (23,395)
   Prepaid and other assets                         (9,145)        (877)         188           --             861         (8,973)
   Other accounts receivable                        (1,030)        (278)      (2,816)          --           3,349           (775)
   Other                                              --           --           --             --            --                0
   Accrued interest                                  8,062         (888)      (2,107)          --             841          5,908
   Inventories                                        --           --         (2,227)          --            --           (2,227)
   Legal deposits                                     --           --            (30)          --              30              0
   Suppliers                                           163         (934)      11,798           --          (9,478)         1,549
   Taxes payable other than income taxes              --           (130)       2,795           --            --            2,665
   Accrued payroll and related liabilities            --            569          802           --            --            1,371
   Advances received from subscribers                 --          3,685        2,766           --            --            6,451
   Deferred accounts payable                          --          4,883         --             --            --            4,883
   Other accounts payable                                5          645        4,550           --            (895)         4,305
                                                 ---------    ---------    ---------      ---------     ---------      ---------
Net cash (used in) provided by
  operating activities                              (6,829)     (11,136)      15,465            (97)      (15,099)       (17,696)
                                                 ---------    ---------    ---------      ---------     ---------      ---------

Cash flows from investing activities
Business acquisition
   Purchase of fixed assets                           --        (41,152)     (84,454)          --              (6)      (125,612)
   Loans to affiliated companies                  (112,557)     (17,675)        (508)          --          91,559        (39,181)
   Cash received on loans to affiliated companies   54,445        8,205        9,315           --         (40,269)        31,696
   Purchase of concessions                            --           --        (14,235)          --            --          (14,235)
   Investments in equity and cost investments     (100,452)      (5,100)        --             --          88,984        (16,568)
                                                 ---------    ---------    ---------      ---------     ---------      ---------

Net cash used in investing activities             (158,564)     (55,722)     (89,882)          --         140,268       (163,900)
                                                 ---------    ---------    ---------      ---------     ---------      ---------

Cash flows from financing activities:
   Short-term bank loans                           253,166        7,253        7,406           --             678        268,503
   Capital contributions                              --         65,359       17,533             15       (82,907)          --
   Repayments of loans from shareholders              --           --         (2,929)          --            --           (2,929)
   Loans from shareholders                            --           --           --             --            --
   Loans to shareholders                              --           --           --             --            --
   Loans from affiliated companies                 163,858       28,835       62,423             95       (86,797)       168,414
   Repayments of loans from affiliated companies  (171,795)     (34,542)      (9,315)          --          43,857       (171,795)
   Repayments of loans from banks                     --           --           --             --            --             --
                                                 ---------    ---------    ---------      ---------     ---------      ---------
Net cash provided by financing activities          245,229       66,905       75,118            110      (125,169)       262,193
                                                 ---------    ---------    ---------      ---------     ---------      ---------

Net (decrease) increase in cash
  and cash equivalents                              79,836           47          701             13          --           80,597

Cash and cash equivalents at
  beginning of the period                           23,446           12          743           --            --           24,201
                                                 ---------    ---------    ---------      ---------     ---------      ---------

Cash and cash equivalents at end of the period   $ 103,282    $      59    $   1,444      $      13     $    --        $ 104,798
                                                 =========    =========    =========      =========     =========      =========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                 Condensed Consolidated Statements of Cash Flows
                for the year ended December 31, 1996 (Concluded)

                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
                                                 Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations      Total
                                                 -------    ------------   ------------  ------------  ------------  ------------
Supplemental cash disclosure:
  Cash paid for interest                        $  7,312      $   --        $   --       $   --         $   --         $  7,312
                                                --------      --------      --------     --------       --------       --------

Supplemental noncash financing activities:
  Accrued interest on related company loans
    refinanced as principal balance                 --             648         1,497         --           (1,791)           354
                                                --------      --------      --------     --------       --------       --------

Details of acquisitions:
  Fair value of assets acquired                     --            --          15,701         --             --           15,701
  Liabilities assumed                               --            --          (1,385)        --             --           (1,385)
                                                --------      --------      --------     --------       --------       --------
  Cash paid                                         --            --          14,316         --             --           14,316
  Less: cash acquired                               --            --             (81)        --             --              (81)
                                                --------      --------      --------     --------       --------       --------
Net cash paid for acquisitions                  $   --        $   --        $ 14,235     $   --         $   --         $ 14,235
                                                ========      ========      ========     ========       ========       ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


25.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1995


                                                              Wholly-        Majority-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
Description                                      Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------

Gross  Revenues
  Monthly subscriptions                         $   --        $   --        $ 62,496      $   --        $   --         $ 62,496
  Installation                                      --            --          26,045          --            --           26,045
  Advertising                                       --            --           8,377          --            --            8,377
  Indirect programming                              --            --           2,866          --            --            2,866
  Other                                             --            --           2,226          --            --            2,226
  Revenue taxes                                     --            --          (7,506)         --            --           (7,506)
                                                --------      --------      --------      --------      --------       --------
Net  Revenue                                        --            --          94,504          --            --           94,504
                                                --------      --------      --------      --------      --------       --------

Direct operating expenses
  Payroll and benefits                              --             315        12,205          --            --           12,520
  Programming                                       --            --          21,609          --            --           21,609
  Transponder lease cost                            --            --           7,568          --            --            7,568
  Technical assistance                              --            --           5,152          --            --            5,152
  Vehicle rentals                                   --               7         1,725          --            --            1,732
  TVA Magazine                                      --            --           3,318          --            --            3,318
  Other costs                                       --             705         9,422          --            --           10,127
                                                --------      --------      --------      --------      --------       --------
                                                    --           1,027        60,999          --            --           62,026
                                                --------      --------      --------      --------      --------       --------
Selling, general and administrative expenses
  Payroll and benefits                              --            --          21,627          --            --           21,627
  Advertising and promotion                         --              62        11,060          --            --           11,122
  Rent                                              --              18         1,055          --            --            1,073
  Other  Administrative Expenses                     198           202         6,273          --            --            6,673
  Other general expenses                            --               4         6,403          --            --            6,407
                                                --------      --------      --------      --------      --------       --------
                                                     198           286        46,418          --            --           46,902
                                                --------      --------      --------      --------      --------       --------
Depreciation                                        --             127        12,721          --            --           12,848
Amortization                                         420          --            --                                          420
                                                --------      --------      --------      --------      --------       --------
Operating  Loss                                     (618)       (1,440)      (25,634)         --            --          (27,692)
                                                --------      --------      --------      --------      --------       --------

Interest income                                    6,772           350         7,965          --         (11,969)         3,118
Interest expense                                 (15,273)       (1,226)      (13,215)         --          11,969        (17,745)
Translation loss                                     (28)         (151)         (160)         --            --             (339)
Equity in (losses) of affiliates                 (27,316)       (1,427)         --          (1,427)       26,498         (3,672)
Other nonoperating (expenses) income, net           (477)          811         4,055          --            --            4,389
                                                --------      --------      --------      --------      --------       --------

Loss before income taxes and minority interest   (36,940)       (3,083)      (26,989)       (1,427)       26,498        (41,941)
Income taxes                                        --            --            --            --            --             --
                                                --------      --------      --------      --------      --------       --------
Net loss before minority interest                (36,940)       (3,083)      (26,989)       (1,427)       26,498        (41,941)
Minority interest                                   --            --            --            --             871            871
                                                --------      --------      --------      --------      --------       --------

Net loss                                         (36,940)     $ (3,083      $(26,989)     $ (1,427)     $ 27,369       $(41,070)
                                                ========      ========      ========      ========      ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                 Condensed Consolidated Statements of Cash Flows
                      for the year ended December 31, 1995

                                                              Majority-      Wholly-
                                                               Owned          Owned          Non-
                                                 Parent      Guarantor      Guarantor     Guarantor
                                                 Company    Subsidiaries   Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                 -------    ------------   ------------  ------------  ------------  ------------

Cash flows from operating activities:
Net loss                                        $ (36,940)    $  (3,083)    $ (26,989)    $  (1,427)    $  27,369      $ (41,070)
Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                      --             127        12,721          --            --           12,848
   Amortization                                       420          --            --            --            --              420
   Provision for exhibition costs                    --            --             827          --            --              827
   Provision for doubtful accounts                   --            --           2,196          --            --            2,196
   Provision for claims                              --            --           2,688          --            --            2,688
   Minority interest                                 --            --            --            --            (871)          (871)
   Disposal and write-off of fixed assets            --           4,352           474          --          (4,485)           341
   Equity in losses (earnings) of affiliates       27,316        (1,427)         --           1,427       (23,644)         3,672
Changes in operating assets and liabilities:
   Film exhibition rights                            --            --             560          --            --              560
   Accounts receivable                               --            --          (5,908)         --            --           (5,908)
   Prepaid and other assets                          --             (55)       (1,214)         --            --           (1,269)
   Other accounts receivable                           (2)         --            (599)         --            --             (601)
   Accrued interest                                 8,473           244         5,395          --          (4,871)         9,241
   Inventories                                       --             333        (7,706)         --            --           (7,373)
   Legal deposits                                    --            --            (108)         --            --             (108)
   Suppliers                                         --           5,385        34,004          --          (3,114)        36,275
   Taxes payable other than income taxes             --           1,095         3,786          --            --            4,881
   Accrued payroll and related liabilities           --              68         1,568          --            --            1,636
   Deferred accounts payable                         --            --           2,956          --            --            2,956
   Other accounts payable                               3           273         1,372          --            --            1,648
                                                ---------     ---------     ---------     ---------     ---------      ---------
Net cash (used in) provided by
   operating activities                              (730)        7,312        26,023          --          (9,616)        22,989
                                                ---------     ---------     ---------     ---------     ---------      ---------
Cash flows from investing activities:
   Purchase of fixed assets                          --         (11,619)      (86,470)         --           5,060        (93,029)
   Loans to related companies                    (115,498)       (6,709)       (8,220)         --         122,460         (7,967)
   Cash received on loans to related companies     34,220          --              26          --         (31,655)         2,591
   Purchase of concessions                         (6,393)         --            --            --            --           (6,393)
   Investments in equity and cost investments      (4,382)      (13,763)         --          (3,117)        6,399        (14,863)
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net cash used in investing activities             (92,053)      (32,091)      (94,664)       (3,117)      102,264       (119,661)
                                                ---------     ---------     ---------     ---------     ---------      ---------

Cash flows from financing activities:
   Capital contributions                          125,000         2,154          --           3,117        (5,271)       125,000
   Repayments of loans from shareholders             --           2,154          --            --          (2,154)          --
   Loans from related companies                   131,858        22,848        97,218          --        (120,064)       131,860
   Repayments of loans from related companies    (140,629)       (2,365)      (32,477)         --          34,840       (140,631)
                                                ---------     ---------     ---------     ---------     ---------      ---------
Net cash provided by financing activities         116,229        24,791        64,741         3,117       (92,649)       116,229
                                                ---------     ---------     ---------     ---------     ---------      ---------

Net increase (decrease) in cash and
   cash equivalents                                23,446            12        (3,901)         --            --           19,557

Cash and cash equivalents at beginning
   of the period                                     --            --           4,644          --            --            4,644

                                                ---------     ---------     ---------     ---------     ---------      ---------

Cash and cash equivalents at end of the period     23,446            12           743          --            --           24,201
                                                ---------     ---------     ---------     ---------     ---------      ---------

Supplemental cash disclosure:
   Cash paid for interest                           8,390          --           2,708          --          (2,708)         8,390
                                                ---------     ---------     ---------     ---------     ---------      ---------

Supplemental non-cash financing activities:
   Accrued interest on related company loans
        refinanced as principal balance         $   9,355     $      34     $   4,754          --       $  (4,788)     $   9,355
                                                =========     =========     =========     =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)


26.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $81,417 and $47,892 for the two years in the period ended December 31, 1997 and 1996, respectively. In addition, the Company had negative working capital of $78,069 at December 31, 1997.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. These obligations include, inter alia, interest payments on the Company's Senior Notes and other indebtedness, commitments to finance equity investees and capital expenditure requirements.

     Management's plans to continue as a going concern include the following efforts to generate the necessary cash flow to meet the Company's cost structure: i) capital increases - in February 1998, capital contributions of $100,000 were received from shareholders; ii) credit facilities - the Company has a $60,000 credit facility with Abril S.A. As of December 31, 1997, $5,677 of this facility was unutilized; and, iii) leasing and other financing - the Company is in the process of seeking additional financing to cover projected capital expenditures.

     The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

(in thousands of U.S. dollars)

27.  Subsequent events

     Management of the Company have completed an evaluation of its operations and determined that Brazil no longer contitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                          TVA SISTEMA DE TELEVISAO S.A.

                          Index to Financial Statements



                                    Contents



                                                                                                                   Page
                                                                                                                   ----

Report of Independent Accountants                                                                                  F-50

Balance Sheets as of December 31, 1997 and 1996                                                                    F-51

Statements of Operations for each of the three years in the period ended December 31, 1997                         F-53

Statements of Changes in Shareholders' Equity for each of the three years in the period
   ended December 31, 1997                                                                                         F-54

Statements of Cash Flows for each of the three years in the period ended December 31, 1997                         F-55

Notes to these Financial Statements                                                                                F-56

Report of Independent Accountants

To the Shareholders and Directors of TVA SISTEMA DE TELEVISAO S.A.

We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.A. as of December 31, 1997 and 1996, and the related results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.


Coopers & Lybrand

Sao Paulo, Brazil
March 18, 1998

TVA SISTEMA DE TELEVISAO S.A.


Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                                December 31,
                                                             -------------------
                                                               1997       1996
                                                             --------   --------
                          ASSETS

Current assets
   Cash and cash equivalents (Note 3)                        $     66   $    750
   Accounts receivable, net (Note 4)                           26,168     21,625
   Accounts receivable from related companies (Note 8)          3,207      2,582
   Inventories, net (Note 5)                                   12,139      9,126
   Film exhibition rights, net (Note 6)                         1,291      1,061
   Prepaid and other assets (Note 7)                           12,244      2,155
   Other accounts receivable                                    2,203        888
                                                             --------   --------

            Total current assets                               57,318     38,187
                                                             --------   --------

Property, plant and equipment, net (Note 11)                  231,178    165,543
Investments - cost basis investments                                9       --
Loans to related companies (Note 8)                             3,705      3,024
Other                                                           2,090      1,502
                                                             --------   --------

            Total assets                                     $294,300   $208,256
                                                             ========   ========


   The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                              December 31,
                                                         ----------------------
                                                            1997         1996
                                                         ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans (Note 12)                                       $  33,660    $   8,084
   Film suppliers                                           25,229       19,828
   Other suppliers                                          25,703       44,940
   Taxes payable other than income taxes                     8,169        7,522
   Accrued payroll and related liabilities                   5,018        5,057
   Advance payments received from subscribers                   34        6,782
   Other accounts payable (Note 13)                          2,464        2,687
                                                         ---------    ---------

            Total current liabilities                      100,277       94,900
                                                         ---------    ---------

Long-term liabilities
   Loans (Note 12)                                          25,899         --
   Loans from related companies (Note 8)                   391,177      293,658
   Provision for claims (Note 21)                            5,334        5,039
                                                         ---------    ---------

            Total long-term liabilities                    422,410      298,697
                                                         ---------    ---------

Commitments and contingencies (Notes 15 and 17)

Shareholders' equity
   Common shares, no par value, 6,980,764
      shares issued and outstanding (Note 16)               16,303       16,303
   Accumulated deficit                                    (244,690)    (201,644)
                                                         ---------    ---------

            Total shareholders' equity                    (228,387)    (185,341)
                                                         ---------    ---------

            Total liabilities and shareholders' equity   $ 294,300    $ 208,256
                                                         =========    =========


   The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Statements of Operations

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                                             Year Ended December 31,
                                                      -----------------------------------
                                                         1997         1996         1995
                                                      ---------    ---------    ---------
Gross revenues
   Monthly subscriptions                              $ 143,573    $ 108,774    $  59,263
   Installation                                          20,349       43,954       26,045
   Advertising                                            4,947        7,532        8,377
   Indirect programming                                  22,810       11,377        2,866
   Other                                                 13,142        7,983        2,226
   Revenue taxes                                        (13,846)     (11,841)      (7,280)
                                                      ---------    ---------    ---------
            Net revenue                                 190,975      167,779       91,497
                                                      ---------    ---------    ---------

Direct operating expenses
   Payroll and benefits                                  19,551       20,581       10,749
   Programming                                           54,265       39,067       21,609
   Transponder lease cost                                10,405        9,942        7,568
   Technical assistance                                   1,630        5,261        4,937
   Vehicle rentals                                          889        1,452        1,478
   TVA magazine                                           7,030        6,401        3,318
   Other costs                                           12,874       13,762        9,190
                                                      ---------    ---------    ---------
                                                        106,644       96,466       58,849
                                                      ---------    ---------    ---------

Selling, general and administrative expenses
   Payroll and benefits                                  24,557       24,662       21,089
   Advertising and promotion                             19,470       13,382       10,793
   Rent                                                   3,639        2,998          941
   Other administrative expenses                         10,822        9,772        5,981
   Other general expenses                                 3,883        9,500        5,917
                                                      ---------    ---------    ---------
                                                         62,371       60,314       44,721
                                                      ---------    ---------    ---------
Provision for equipment, inventory and obsolescence         869        2,250         --
Depreciation                                             33,484       22,128       12,535
                                                      ---------    ---------    ---------
            Operating loss                              (12,393)     (13,379)     (24,608)

Interest income                                           6,920        7,365        7,800
Interest expense                                        (34,888)      (5,227)      (9,687)
Translation (loss) gain                                     (92)          26         (167)
Other nonoperating (expenses) income, net                (2,593)      (2,217)       4,028
                                                      ---------    ---------    ---------
            Loss before income taxes                    (43,046)     (13,432)     (22,634)
Income taxes (Note 10)                                     --           --           --
                                                      ---------    ---------    ---------

            Net loss                                  $ (43,046)   $ (13,432)   $ (22,634)
                                                      =========    =========    =========


   The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Statements of Changes in Shareholders' Equity

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                            Paid-in
                                            Capital    Accumulated
                                           (Note 16)     Deficit         Total
                                           ---------   -----------    ---------
Balance as of December 31, 1994            $  16,303    $(165,578)    $(149,275)

Net loss for the period                         --        (22,634)      (22,634)
                                           ---------    ---------     ---------

Balance as of December 31, 1995               16,303     (188,212)     (171,909)

Net loss for the period                         --        (13,432)      (13,432)
                                           ---------    ---------     ---------

Balance as of December 31, 1996               16,303     (201,644)      185,341

Net loss for the period                         --        (43,046)      (43,046)
                                           ---------    ---------     ---------

Balance as of December 31, 1997            $  16,303    $(244,690)    $(228,387)
                                           =========    =========     =========


   The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.

Statements of Cash Flows

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                                                      Year Ended December 31,
                                                               -----------------------------------
                                                                  1997         1996         1995
                                                               ---------    ---------    ---------
Cash flows from operating activities:
   Net loss                                                    $ (43,046)   $ (13,432)   $ (22,634)
   Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities:
     Depreciation                                                 33,484       22,128       12,535
     Provision for doubtful accounts                               2,634        1,966        2,196
     Provision for obsolescence                                      870        2,250         --
     Provision for exhibition costs                                 --           --            827
     Provision for claims                                            295        1,276        2,688
     Disposal of property, plant and equipment                       338        1,005          474
Changes in operating assets and liabilities:
   Film exhibition rights                                           (230)      (1,031)         560
   Accounts receivable                                            (7,177)     (12,370)      (5,876)
   Prepaid and other assets                                      (10,089)         690       (1,191)
   Other accounts receivable including related companies          (2,528)      (1,925)        (711)
   Accrued interest                                               26,586       (3,604)         356
   Inventories                                                    (3,883)       1,700       (7,706)
   Suppliers                                                     (13,836)       9,133       34,010
   Taxes payable other than income taxes                             647        2,502        3,759
   Accrued payroll and related liabilities                           (38)         807        1,453
   Advances received from subscribers                             (6,748)       2,796        2,955
   Other accounts payable                                           (223)       1,537          426
                                                               ---------    ---------    ---------
         Net cash (used in) provided by operating activities     (22,944)      15,428       24,121
                                                               ---------    ---------    ---------

Cash flows from investing activities:
   Purchases of property, plant and equipment                    (99,457)     (69,792)     (85,016)
   Loans to related companies                                       (199)        (508)      (8,220)
   Repayments of loans to related companies                         --          9,315           26
   Others                                                             (9)        --           --
                                                               ---------    ---------    ---------
         Net cash used in investing activities                   (99,665)     (60,985)     (93,210)
                                                               ---------    ---------    ---------

Cash flows from financing activities:
   Bank loans                                                     54,785        7,406         --
   Repayments of loans from shareholders                            --         (2,767)        --
   Loans from related companies                                   76,971       40,970       89,000
   Repayments of loans from related companies                     (3,150)        --        (23,857)
   Repayments of loans from bank                                  (6,681)        --           --
                                                               ---------    ---------    ---------
         Net cash provided by financing activities               121,925       45,609       65,143
                                                               ---------    ---------    ---------

Net (decrease) increase in cash and cash equivalents                (684)          52       (3,946)
Cash and cash equivalents at beginning of the period                 750          698        4,644
                                                               =========    =========    =========
         Cash and cash equivalents at end of the period        $      66    $     750    $     698
                                                               =========    =========    =========

Supplemental cash disclosure:
   Cash paid for interest                                           --      $     317         --
                                                               =========    =========    =========

Supplemental non-cash financing activities:
   Accrued interest on related company loans refinanced
     as principal balance                                      $  26,580         --      $   2,468
                                                               =========    =========    =========


   The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.

Notes to these Financial Statements

(in thousands of U.S. dollars)

1.   TVA Sistema de Televisao S.A. (the "Company") and its principal operations

     The Company renders services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

2.   Summary of significant accounting policies

     Significant   policies   followed  in  the  preparation  of  the  financial
     statements are described below:

2.1  Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translations", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

2.3  Currency remeasurement (Continued)

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

2.6  Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7  Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.8  Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited. A provision for exhibition expiration is determined based on management's estimate of the Company's capacity to telecast the films and projected revenue streams.

2.9  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 11.

2.10 Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


2.11 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

2.12 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.13 Licenses

     Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP, TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP at nominal cost.

3.   Cash and cash equivalents

     As of December 31, 1997 and 1996, cash and cash equivalents were comprised of:

                                                                 December 31,
                                                             -------------------
                                                             1997           1996
                                                             ----           ----

     Cash on hand and in banks                               $ 22           $721
     Short-term investments                                    44             29
                                                             ----           ----

                                                             $ 66           $750
                                                             ====           ====

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


4.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:


                                                             December 31,
                                                      -------------------------
                                                        1997             1996
                                                      --------         --------
     Subscriptions                                    $ 11,084         $  7,294
     Installation fees                                  10,305            9,789
     Advertising and programming                         4,887            4,511
     Barter                                              5,857            5,248
     Others                                              2,042              156
     Provision for doubtful accounts                    (8,007)          (5,373)
                                                      --------         --------

                                                      $ 26,168         $ 21,625
                                                      ========         ========

5.   Inventories, net

     As of December 31, 1997 and 1996, inventories were comprised of:

                                                            December 31,
                                                     --------------------------
                                                       1997              1996
                                                     --------          --------

     Materials and supplies                          $ 13,835          $ 10,544
     Imports in transit                                 1,424               832
     Provision for obsolescence                        (3,120)           (2,250)
                                                     --------          --------

                                                     $ 12,139          $  9,126
                                                     ========          ========

6.   Film exhibition rights, net

     As of December 31, 1997 and 1996, film exhibition rights were comprised of:

                                                              December 31,
                                                         ----------------------
                                                           1997           1996
                                                         -------        -------

     Exhibition rights                                   $ 1,291        $ 2,223
     Provision for exhibition expiration                    --           (1,162)
                                                         -------        -------

                                                         $ 1,291        $ 1,061
                                                         =======        =======

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

7.   Prepaid and other assets

     As of December 31, 1997 and 1996, prepaid expenses were comprised of:

                                                                December 31,
                                                           ---------------------
                                                             1997          1996
                                                           -------       -------

     Advances to suppliers                                 $11,980       $ 1,411
     Prepaid TVA magazine publishing expenses                 --             510
     Prepaid meals and transportation                           89           194
     Others                                                    175            40
                                                           -------       -------
                                                           $12,244       $ 2,155
                                                           =======       =======

8.   Related-party transactions

     The following tables summarize the transactions between the Company and its related parties as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997:

                                                               December 31,
                                                       -------------------------
                                                         1997             1996
                                                       --------         --------

     TVA Parana Ltda
        Loans receivable                               $  3,404         $  2,936
        Accounts receivable                                 541            1,343
        Accounts payable                                   --                580
     TV Cabo Santa Catarina Ltda
        Accounts payable                                     21             --
        Loans receivable                                    101               88
     Tevecap S.A
        Loans payable                                   384,326          286,284
     Coml. Cabo Ltda
        Loans payable                                     4,320            4,642
     HBO Brasil Ltda
        Accounts receivable                                 330              778
     Televisao Abril Ltda
        Accounts receivable                                  34              136
     ESPN do Brasil Ltda
        Accounts receivable                                  31               55
        Accounts payable                                    489              337

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


8.   Related-party transactions (Continued)

                                                               December 31,
                                                         -----------------------
                                                          1997             1996
                                                         ------           ------
     Abril S.A
        Accounts receivable                              $ --             $   19
        Accounts payable                                    430              104
        Loans payable                                     2,531            2,721
     TV Filme Inc.
        Accounts receivable                                  19             --
        Loans receivable                                    200             --
     TVA Network S.A
        Accounts receivable                               2,138             --
     Galaxy Brasil S.A
        Accounts receivable                                  26              136
     Others
        Accounts receivable                                  88              115
        Accounts payable                                     30               32
        Loans payable                                      --                 11

                                                   Year Ended December 31,
                                           ------------------------------------
                                              1997          1996          1995
                                           --------      --------      --------

     Tevecap S.A
        Net interest (income) expense      $ 27,768      $ (1,749)     $  2,465
     Abril S.A
        Printing cost                         4,389         4,516         2,723
        Net interest (income) expense          (188)           46          --
     Coml. Cabo Ltda
        Net interest income                    (322)         (319)         --
     TV Cabo Santa Catarina Ltda
        Net interest income                     (14)          (21)         --
     ESPN do Brasil Ltda
        Programming costs, net                3,493         3,850           646
     TVA Parana Ltda
        Net interest income                    (469)       (1,330)       (2,286)
     TV Filme Inc.
        Programming revenue                  (8,629)       (6,435)         (742)
     Canbras TVA Cabo Ltda
        Programming revenue                  (1,837)         (207)         --

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

8.   Related-party transactions (Continued)

     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 3.85% to 4.05% per month in December 1997 (1.80% to 2.50% per month in December 1996). Such loans are renewable every year on December 31.

     The Company's parent, TEVECAP S.A. ("Tevecap"), and Falcon International Communications Services Inc., one of Tevecap's shareholders, signed a consulting service agreement on April 1, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

     Related-party transactions relating to programming sales and costs and printing service costs were carried out at usual market rates and terms.

     The Company received guarantees in the course of the year from its parent company Tevecap S.A. and from Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 1997 was $61,862 and $3,198, respectively.

9.   Loan guarantees

     In November 1996, Tevecap S.A., the Company's parent, issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes which mature in November 2004 were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries including the Company.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


10.  Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:



                                                               December 31,
                                                         ----------------------
                                                           1997          1996
                                                         --------      --------
     Deferred tax assets:
        Net operating loss carryforwards                 $ 50,981      $ 29,845
        Deferred charges                                    3,458         5,581
        Provision for obsolescence                            732           437
        Provision for claims                                3,011         1,461
        Provision for decoders                                904           438
        Others                                              1,076           379
                                                         --------      --------
                 Total gross deferred tax asset            60,162        38,141

     Less valuation allowance                             (57,386)      (32,685)
                                                         --------      --------
     Net deferred tax asset                                 2,776         5,456

     Deferred tax liability:
        Installation costs                                 (2,776)       (5,456)
                                                         --------      --------

                 Total gross deferred tax liability      $ (2,776)     $ (5,456)
                                                         ========      ========

     Net deferred tax asset                              $   --        $   --
                                                         ========      ========

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes".

     As of December 31, 1997, the Company has unexpirable accumulated tax losses of $154,486.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


10.  Income taxes (Continued)

     Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                Year Ended December 31,
                                                          ----------------------------------
                                                            1997         1996         1995
                                                          --------     --------     --------

      Loss before income taxes and minority interest      $ 43,047     $ 13,432     $ 22,635
      Statutory income tax rate                                 33%          33%       30.56%
                                                          --------     --------     --------
                                                            14,206        4,433        6,917

      Increase (decrease) in the income tax rate              --          1,957       (7,670)
      Deferred charges amortization                          3,839        5,102       (5,634)
      Translation rate difference on exhibition rights        --           --            381
      Translation (loss) gain of tax losses                 (2,069)      (2,054)       1,718
      Monetary correction of shareholders' equity             --           --           (449)
      Installation materials depreciation                       69        3,761         (452)
      Translation gain on loans from related companies       8,910         --           --
                                                          --------     --------     --------
      Others                                                  (254)      (5,375)       3,198

      Net income tax benefit (provision) for the period     24,701        7,824       (1,991)
      (Increase) Decrease in valuation allowance           (24,701)      (7,824)       1,991
                                                          --------     --------     --------

                                                          $   --       $   --       $   --
                                                          ========     ========     ========

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


11.  Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                             Annual
                                          Depreciation          December 31,
                                              Rate       ----------------------
                                               %           1997            1996
                                          ------------   ---------    ---------
     Machinery and equipment                   10        $  41,785    $  32,417
     Converters                                10           94,586       68,078
     Leasehold improvements                    25            3,783        2,007
     Furniture and fixtures                    10            1,371        1,199
     Premises                                  10            2,070        1,376
     Vehicles                                  20            2,706        1,044
     Software                                  20            4,497        2,626
     Tools                                     10              761          632
     Reception equipment                       20          107,251       68,637
     Cable plant                               10           24,650       21,931
                                                         ---------    ---------

                                                           283,460      199,947
     Telephone line use rights                               2,070        1,888
     Trademarks, patents and others                            179          165
     Others                                                  2,747          691
     Accumulated depreciation                              (78,292)     (45,727)
     Fixed assets in transit                                21,014        8,579
                                                              --           --

                                                         $ 231,178    $ 165,543
                                                         =========    =========

12.  Loans

     The loans as of December 31, 1997 represent the refinancing of certain supplier payables. The average interest rate on such loans is LIBOR plus 2.0%, and the principals will be paid following:

                                 1999                      $13,559
                                 2000                        5,548
                                 2001                        4,307
                                 2002                        2,485
                                                           -------

                                Total                      $25,899
                                                           =======

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


13.  Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                              December 31,
                                                           ----------------
                                                            1997      1996
                                                           ------    ------

     Accounts payable to related companies (Note 8)        $  970    $1,053
     Advertising                                              165       265
     Importation expenses payable                             398     1,330
     Others                                                   931        39
                                                           ------    ------

                                                           $2,464    $2,687
                                                           ======    ======

14.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

15.  Leased assets and commitments

     The Company has rented its office space until the year 2002. As of December 31, 1997, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $4,730 as follows:

                                  1998                 $2,074
                                  1999                    798
                                  2000                    656
                                  2001                    601
                                  2002                    601
                                                       ------

                                  Total                $4,730
                                                       ======

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


15.  Leased assets and commitments (Continued)

     As of December 31, 1997, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2004. Based on the contract provisions, these operating lease commitments are currently estimated to aggregate approximately $93,072, as follows:

                  1998                   $  13,296
                  1999                      13,296
                  2000                      13,296
                  2001                      13,296
                  2002 and thereafter       39,888
                                            ------

                  Total                    93,072
                                           ======

16.  Common shares

     Common shares represent registered shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

17.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


18.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $425 for the year ended December 31, 1997 ($308 in 1996).

19.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies to Associacao Abril de Beneficios amounted to $1,485 ($1,288 in 1996).

20.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $43,046 and $13,432 for the two years in the period ended December 31, 1997 and 1996, respectively. In addition, the Company had negative working capital of $42,959 at December 31, 1997.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain Sistema's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

21.  Supplementary information - valuation and qualifying accounts and reserves

                                                                                       Provision       Deferred
                                                         Provision      Provision         for          Taxation        Provision
                                                       for Doubtful        for         Exhibition      Valuation         for
                                                         Accounts      Obsolescence    Expiration      Allowance        Claims
                                                       ------------    ------------    ----------      ---------       --------
     Balance as of December 31, 1994                     $  1,211       $   --         $    335        $ 26,852        $  1,075
     Additions (Reductions) charged to                      2,196           --              827          (1,991)          2,688
          expense
                                                         --------       --------       --------        --------        --------
     Balance as of December 31, 1995                     $  3,407       $   --         $  1,162        $ 24,861        $  3,763
     Additions charged to expense                           1,966          2,250           --             7,824           1,276
                                                         --------       --------       --------        --------        --------
     Balance as of December 31, 1996                     $  5,373       $  2,250       $  1,162        $ 32,685        $  5,039
                                                         --------       --------       --------        --------        --------
     Additions charged to expense                           2,634            870           --            24,701             295
     Reduction                                               --             --           (1,162)           --              --
                                                         --------       --------       --------        --------        --------
     Balance as of December 31, 1997                     $  8,007       $  3,120       $   --          $ 57,386        $  5,334
                                                         ========       ========       ========        ========        ========

22.  Recent accounting pronouncements

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 131 also requires

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

22.  Recent accounting pronouncements (Continued)

     public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 131 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 131 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

23.  Subsequent events

     Until  1997,  the  Company  was  responsible  for signal  distribution  and
     programming.   In  January  1998,  the  Company's  parent,   Tevecap  S.A.,
     established   a  separate   company  to  perform   programming   functions.
     Accordingly, going forward the Company will be responsible for signal distribution. As a result, there will be no costs and revenues related to programming recorded in the 1998 financial statements of the Company.

     Management of the Company have completed an evaluating of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                           TVA SUL PARTICIPACOES S.A.
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


                                    Contents


                                                                                                                    Page
                                                                                                                    ----
Report of Independent Accountants                                                                                   F-73

Consolidated Balance Sheets as of December 31, 1997 and 1996                                                        F-74

Consolidated and Combined Statements of Operations for the years ended December 31,
   1997, 1996 and 1995                                                                                              F-76

Consolidated and Combined Statements of Changes in Shareholders' Equity for the years
   ended December 31, 1997, 1996 and 1995                                                                           F-77

Consolidated and Combined Statements of Cash Flows for the years ended December 31,
   1997, 1996 and 1995                                                                                              F-78

Notes to Consolidated and Combined Financial Statements                                                             F-80

Report of Independent Accountants


To the Shareholders and Directors of
TVA SUL PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheet of TVA SUL PARTICIPACOES S.A. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997, and the related combined statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1995, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA SUL PARTICIPAcoES S.A. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of operations and cash flows for each of the two years in the period ended December 31, 1997, and the combined results of operations and cash flows for the year ended December 31, 1995, in conformity with accounting principles generally accepted in the United States of America.

Coopers & Lybrand

Sao Paulo, Brazil
March 17, 1998

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES


Consolidated Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                             December 31,
                                                         ------------------
                                                            1997       1996
                                                         -------    -------

                            ASSETS

     Current assets
        Cash and cash equivalents (Note 3)               $   481    $   694
        Accounts receivable, net (Note 4)                  2,781        943
        Inventories (Note 5)                              11,451      3,969
        Prepaid and other assets (Note 6)                    269        603
        Other accounts receivable (Note 7)                   228        901
                                                         -------    -------

                 Total current assets                     15,210      7,110
                                                         -------    -------

     Property, plant and equipment, net (Note 12)         37,911     18,833
     Concessions, net (Note 13)                            7,477     10,436
     Other                                                   330         46
                                                         -------    -------

                 Total assets                            $60,928    $36,425
                                                         =======    =======


    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES


Consolidated Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                                      December 31,
                                                                  ---------------------
                                                                     1997        1996
                                                                  --------    --------
                      LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities
        Loans (Note 8)                                            $  2,719    $   --
        Suppliers                                                    6,394       3,187
        Taxes payable other than income taxes                        1,046         467
        Accrued payroll and related liabilities                        523         447
        Other accounts payable (Note 9)                                920       1,500
        Accounts payable to related companies (Note 10)                753       1,779
                                                                  --------    --------

                 Total current liabilities                          12,355       7,380
                                                                  --------    --------

     Long-term liabilities
        Loans                                                     $  1,640        --
        Loans from related companies (Note 10)                      20,034      11,354
        Advances from shareholders (Note 10)                          --        12,781
        Provision for claims (Note 20)                                 323        --
                                                                  --------    --------

                 Total long-term liabilities                        21,997      24,135
                                                                  --------    --------

     Commitments and contingencies (Note 19)

     Minority interest                                               1,258       1,310
     Shareholders' equity
        Paid-in capital (Note 16)                                   45,433      17,534
        Accumulated deficit                                        (20,115)    (13,934)
                                                                  --------    --------

                 Total shareholders' equity                         25,318       3,600
                                                                  --------    --------

                 Total liabilities and shareholders' equity       $ 60,928    $ 36,425
                                                                  ========    ========


    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES


Statements of Operations

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)


                                                                    Year Ended December 31,
                                                        ------------------------------------------
                                                             1997            1996           1995
                                                        (Consolidated)  (Consolidated)  (Combined)
                                                        --------------  --------------  ----------
Gross revenues
   Monthly subscriptions                                    $ 25,193      $ 11,980      $  3,233
   Installation                                                2,799         2,154          --
   Other                                                         506            66          --
   Revenue taxes                                              (1,958)         (418)         (227)

                                                            --------      --------      --------
         Net revenue                                          26,540        13,782         3,006
                                                            --------      --------      --------

Direct operating expenses
   Payroll and benefits                                        4,626         3,841         1,456
   Programming                                                 8,922         3,324          --
   Technical assistance                                          202           246           215
   Vehicle rentals                                               186           320           247
   TVA magazine                                                  707           441          --
   Other costs                                                 2,402         1,805           232

                                                            --------      --------      --------
                                                              17,045         9,977         2,150
                                                            --------      --------      --------

Selling, general and administrative expenses
   Payroll and benefits                                        1,397         1,278           538
   Advertising and promotion                                     824           604           267
   Rent                                                           82           247           114
   Other administrative expenses                               2,723         1,986           292
   Other general expenses                                        896           837           486

                                                            --------      --------      --------
                                                               5,922         4,952         1,697
                                                            --------      --------      --------

Depreciation                                                   3,455         1,553           186
Amortization                                                     917           837          --

                                                            --------      --------      --------
         Operating loss                                         (799)       (3,537)       (1,027)
                                                            --------      --------      --------

Interest income                                                  631           225           165
Interest expense                                              (5,440)       (2,043)       (3,527)
Translation (loss) gain                                          (58)          373             8
Other nonoperating (expense) income, net                        (567)        1,612            27
                                                            --------      --------      --------

         Loss before income taxes and minority interest       (6,233)       (3,370)       (4,354)

Income taxes (Note 11)                                          --            (156)         --
                                                            --------      --------      --------

         Loss before minority interest                        (6,233)       (3,526)       (4,354)

Minority interest                                                 52            38          --
                                                            --------      --------      --------

                           Net loss                         $ (6,181)     $ (3,488)     $ (4,354)
                                                            ========      ========      ========


    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Changes in Shareholders' Equity

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)

                                                    Paid-in
                                                    Capital    Accumulated
                                                   (Note 13)     Deficit        Total
                                                   ---------   -----------     --------
Balance as of December 31, 1994 (combined)         $      1     $ (6,092)     $ (6,091)

Net loss for the period                                --         (4,354)       (4,354)
                                                   --------     --------      --------

Balance as of December 31, 1995 (combined)                1      (10,446)      (10,445)

Capital contributed on:
   August 30, 1996                                   17,533         --          17,533

Net loss for the period                                --         (3,488)       (3,488)
                                                   --------     --------      --------

Balance as of December 31, 1996 (consolidated)     $ 17,534     $(13,934)     $  3,600

Capital contributed on:
   December 2, 1997                                  27,899         --          27,899

Net loss for the period                                --         (6,181)       (6,181)
                                                   --------     --------      --------

Balance as of December 31, 1997 (consolidated)     $ 45,433     $(20,115)     $ 25,318
                                                   ========     ========      ========


    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Cash Flows

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)


                                                                                                Year Ended December 31,
                                                                                ----------------------------------------------------
                                                                                     1997                1996               1995
                                                                                (Consolidated)      (Consolidated)       (Combined)
                                                                                --------------      --------------       ----------
Cash flows from operating activities:
   Net loss                                                                        $ (6,181)           $ (3,488)           $ (4,354)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation                                                                     3,455               1,553                 186
     Amortization                                                                       917                 837                --
     Provision for doubtful accounts                                                  1,101                 386                --
     Provision for claims                                                               323                --                  --
     Minority interest                                                                  (52)                (38)               --
Changes in operating assets and liabilities
   Accounts receivable                                                               (2,939)             (1,296)                (32)
   Prepaid and other assets                                                             334                (502)                (23)
   Other accounts receivable                                                            673                (891)                  5
   Accrued interest                                                                   3,816               1,497               2,331
   Inventories                                                                       (7,482)             (3,927)               --
   Other assets                                                                        (284)                (30)                 (1)
   Suppliers                                                                          3,207               2,665                  (6)
   Taxes payable other than income taxes                                                579                 293                  27
   Accrued payroll and related liabilities                                               76                  (4)                113
   Account payable to related companies                                              (1,026)                796                 927
   Other accounts payable                                                              (580)                838                  18
                                                                                   --------            --------            --------
         Net cash used in operating activities                                       (4,063)             (1,311)               (809)
                                                                                   --------            --------            --------

Cash flows from investing activities
   Purchases of property, plant and equipment                                       (20,491)            (14,662)             (1,454)
   Acquisition of businesses, net of cash acquired                                     --               (14,235)               --
                                                                                   --------            --------            --------
         Net cash used in investing activities                                      (20,491)            (28,897)             (1,454)
                                                                                   --------            --------            --------

Cash flows from financing activities
   Bank Loans                                                                         4,359                --                  --
   Capital contributions                                                             27,899              17,533                --
   Repayments of loans from shareholders                                               --                  (162)               --
   Loans from related companies                                                       6,302               8,672               8,220
   Advances from shareholders                                                       (12,781)             12,781                --
   Repayments of loans from related companies                                        (1,438)             (9,315)             (5,912)
   Minority interest                                                                   --                 1,348                --
                                                                                   --------            --------            --------

         Net cash provided by financing activities                                   24,341              30,857               2,308
                                                                                   --------            --------            --------

Net (decrease) increase in cash and cash equivalents                                   (213)                649                  45
Cash and cash equivalents at beginning of the period                                    694                  45                --
                                                                                   --------            --------            --------

         Cash and cash equivalents at end of the period                            $    481            $    694            $     45
                                                                                   ========            ========            ========

    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Cash Flows

for the years ended
December 31, 1997, 1996 and 1995
(in thousands of U.S. dollars)


                                                                                                 Year Ended December 31,
                                                                                 ---------------------------------------------------
                                                                                      1997               1996                1995
                                                                                 (Consolidated)      (Consolidated)       (Combined)
                                                                                 --------------      --------------       ----------
Supplemental cash disclosure
   Cash paid for interest                                                         $      --             $   --              $  2,708
                                                                                  ===========           ========            ========

Supplemental noncash financing activities
   Accrued interest on related company loans refinanced
      as principal balance                                                        $     3,816           $  1,497            $  2,286
                                                                                  ===========           ========            ========

Details of acquisitions
   Fair value of assets acquired                                                         --               15,701                --
   Liabilities assumed                                                                   --               (1,385)               --
                                                                                  -----------           --------            --------
   Cash paid                                                                             --               14,316                --
   Less: cash acquired                                                                   --                  (81)               --
                                                                                  -----------           --------            --------

   Net cash paid for acquisitions                                                 $      --             $ 14,235            $   --
                                                                                  ===========           ========            ========

    The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements

(in thousands of U.S. dollars)

1.   The Company and its principal operations

     The accompanying financial statements have been prepared to reflect the results of TVA Sul Participacoes S.A. and its subsidiaries (the "Company").

     TVA Sul Participacoes S.A. is a holding company, the subsidiaries of which render services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the accompanying consolidated and combined financial statements are described below:

2.1  Basis of presentation, consolidation and combination

     a) Basis of presentation

     The consolidated and combined financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

     b) Consolidated presentation as of and for the years ended December 31, 1997 and 1996

     TVA Sul Participacoes S.A. was incorporated on March 3, 1996 as a holding company for certain entities which were under common control. Accordingly, the financial statements as of

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

2.1  Basis of presentation, consolidated and combined (Continued)

     and for the years ended December 31, 1997 and 1996 are prepared on a consolidated basis.

     The  consolidated   financial   statements  include  the  accounts  of  all
     majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

     c) Combined presentation for the period ended December 31, 1995

     The combined  financial  statements  for the period ended December 31, 1995
     reflect  the  results  of  TVA  Parana  (formerly  TVA  Curitiba   Servicos
     Telecomunicacoes Ltda.).

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

     2.4  Consolidated financial statements

     The Company's consolidated operating subsidiaries included in the financial statements are:


                                                          Ownership Interest as of
                                                                 December 31,
                                                          ------------------------
                                                              1997       1996
                                                             ------     ------
                                                                %          %
                                                             ------     ------
     TVA Sul Parana Ltda. (a)                                100.00     100.00
     TVA Sul Santa Catarina Ltda. (a)                         99.50      99.50
     TVA Sul Foz do Iguacu Ltda. (a)                         100.00     100.00
     CCS Camboriu Cable System de Telecomunicacoes Ltda       60.00      60.00
     TCC TV a Cabo Ltda. (a) (b)                               --       100.00
     TV Alfa Cabo Ltda. (a) (b)                                --       100.00
                                                                        ------

     ----------
     a) One common share in each of these entities is owned by a Brazilian National pursuant to local legislation.
     b) In June 1997, the Company merged the operations of TCC TV a Cabo Ltda. ("TCC") and TV Alfa Cabo Ltda. ("TV Alfa") into TVA Sul Parana Ltda.

2.5  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.6  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


2.6  Financial instruments (Continued)

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

2.7  Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.8  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.9  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 12.

2.10 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


2.11 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.12 Accounting for issuances of stock by subsidiaries

     Gains and losses arising from the issuances of previously unissued shares to unrelated parties by subsidiaries are recognized in income as nonoperating income to the extent that the net book value of the shares owned by the parent after the sale exceed or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary.

3.   Cash and cash equivalents

     As of December 31, 1997 and 1996, cash and cash equivalents were comprised of:

                                                           December 31,
                                                        -------------------
                                                        1997           1996
                                                        ----           ----

     Cash on hand and in banks                          $463           $502
     Short-term investments                               18            192
                                                        ----           ----

                                                        $481           $694
                                                        ====           ====

4.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                          December 31,
                                                    ----------------------
                                                      1997           1996
                                                    -------        -------

     Subscriptions                                  $ 2,671        $   612
     Installation fees                                1,526            539
     Others                                              71            178
     Provision for doubtful accounts                 (1,487)          (386)
                                                    -------        -------

                                                    $ 2,781        $   943
                                                    =======        =======

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


5.   Inventories

     As of December 31, 1997 and 1996, inventories were comprised of:

                                                           December 31,
                                                    -----------------------
                                                      1997            1996
                                                    -------         -------

     Materials and suppliers                        $11,357         $ 3,779
     Import in transit                                   94             190
                                                    -------         -------

                                                    $11,451         $ 3,969
                                                    =======         =======

6.   Prepaid and other assets

     As of December 31, 1997 and 1996, prepaid expenses were comprised of:

                                                            December 31,
                                                        -------------------
                                                        1997           1996
                                                        ----           ----

     Advances to suppliers                              $269           $563
     Others                                              --              40
                                                        ----           ----

                                                        $269           $603
                                                        ====           ====

7.   Other accounts receivable

     As of December 31, 1997 and 1996, other accounts receivable were comprised of:

                                                               December 31,
                                                              -------------
                                                              1997     1996
                                                              ----     ----

     Advances to employees                                    $ 23     $ 79
     Accounts receivable from related companies (Note 9)        21      610
     Others                                                    184      212
                                                              ----     ----

                                                              $228     $901
                                                              ====     ====

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

8.   Loans

     As of December 31, 1997, loans were comprised of:

                                                Short-term         Long-term
                                                ----------         ----------

     Loans                                       $2,719              $1,640
                                                 ======              ======

     Loans as of December 31, 1997 represent the refinancing of certain suppliers' payables. They bear interest at rates varying from 8.26% to 9.29% per year.

9.   Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                              December 31,
                                                          -----------------
                                                            1997       1996
                                                          ------     ------

     Advances payments received from subscribers          $  233     $ --
     Pledges and guarantees                                   38        332
     Bank loans                                             --          427
     Accounts payable - imports                              167        297
     Others                                                  482        444
                                                          ------     ------

                                                          $  920     $1,500
                                                          ======     ======

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

10.  Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997:

                                                           December 31,
                                                     ----------------------
                                                       1997           1996
                                                     -------        -------

     Leonardo Petrelli
         Advance from shareholder                    $  --          $ 1,643

     TVA Sistema de Televisao S.A
         Loans payable                               $ 3,505        $ 3,025
         Accounts payable                                753          1,343
         Accounts receivable                              21            603

     Tevecap S.A
         Advance from shareholder                    $  --          $11,138
         Accounts receivable                            --                6
         Loans payable                                16,529          8,329

     TVA Parana Ltda
         Accounts receivable                         $  --          $     1

     ESPN do Brasil Ltda
         Accounts payable                            $  --          $    30

     Others
         Accounts payable                            $  --          $   406


                                                     Year Ended December 31,
                                                     -----------------------
                                                       1997           1996
                                                      ------         ------

     TVA Sistema de Televisao S.A                     $  483         $1,330
        Net interest expense
     Tevecap S.A
        Net interest expense                          $3,333         $  166

     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 3.85% to

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


10.  Related party transactions (Continued)

     3.93% per month in December 1997 (1.8% to 2.2% per month in December 1996). Such loans are renewable every year on December 31.

11.  Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                                 December 31,
                                                           --------------------
                                                             1997         1996
                                                           -------      -------

     Deferred tax assets
         Net operating loss carryforwards                  $ 6,552      $ 5,044
         Deferred charges                                       71           97
         Provision for claims                                  104         --
         Provision for obsolescence                            139         --
         Others                                                449          171
                                                           -------      -------

                    Total gross deferred tax asset           7,315        5,312
                                                           -------      -------

         Less valuation allowance                           (7,167)      (5,071)
                                                           -------      -------

     Net deferred tax asset                                    148          241

     Deferred tax liability
         Installation costs                                    148          241
                                                           -------      -------

                    Total gross deferred tax liability        (148)        (241)
                                                           -------      -------

     Net deferred tax asset                                $  --        $  --
                                                           =======      =======

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 1997, the Company and subsidiaries have unexpirable accumulated tax losses of $19,854.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


11.  Income taxes (Continued)

     The consolidated and combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                                         Year Ended December 31,
                                                                              -----------------------------------------------
                                                                               1997                1996                1995
                                                                              -------             -------             -------
     Loss before income taxes and minority interest                           $ 6,232             $ 3,370             $ 4,354
     Statutory income tax rate                                                  33.00%              33.00%              30.56%
                                                                              -------             -------             -------

                                                                                2,057               1,112               1,331

     (Decrease) Increase in the income tax rate                                  --                    76                (753)
     Deferred charges                                                            (341)               (198)               --
     Unallowable amortization                                                     110                 486                --
     Others                                                                       269                 317                 (26)
                                                                              -------             -------             -------

     Consolidated income tax benefit for the period                             2,095               1,793                 552
     Increase in valuation allowance                                           (2,095)             (1,949)               (552)
                                                                              -------             -------             -------

                                                                              $  --               $  (156)            $  --
                                                                              =======             =======             =======

     Income tax payable represents amounts owed by subsidiaries calculated on a unitary basis.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


12.  Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                                                           Annual                       December 31,
                                                                      Depreciation Rate      --------------------------------
                                                                             %                  1997                     1996
                                                                                              --------                --------
     Machinery and equipment                                                 10               $  2,858                $  1,847
     Converters                                                              10                  9,393                   5,412
     Leasehold improvements                                                  25                    106                     104
     Furniture and fixtures                                                  10                    365                     548
     Premises                                                                10                    657                     320
     Vehicles                                                                20                    638                     126
     Software                                                                20                    197                     116
     Tools                                                                   10                     70                      65
     Reception equipment                                                     20                 13,246                   4,693
     Cable plant                                                             10                  5,943                   3,454
     Building                                                                 4                  3,783                   3,765
                                                                                              --------                --------
                                                                                                37,256                  20,450
     Telephone line use rights                                                                     341                      60
     Others                                                                                       --                        56
     Accumulated depreciation                                                                   (5,372)                 (1,917)
     Fixed assets in transit                                                                     5,686                     184

                                                                                              $ 37,911                $ 18,833
                                                                                              ========                ========


13.    Concessions, net

        As of December 31, 1997 and 1996, concessions were comprised of:

                                                                                                         December 31,
                                                                                               -------------------------------
                                                                                                 1997                   1996
                                                                                               --------               --------
     CCS - Camboriu Cable System Telecomunicacoes Ltda                                         $    841               $    841
     TVA Sul Foz do Iguacu Ltda                                                                   5,346                  5,346
     TVA Sul Parana Ltda                                                                             45                     45
     TCC TV a Cabo Ltda                                                                           2,414                  2,414
     TV Alfa Ltda. (a)                                                                             --                    2,042
     Accumulated amortization                                                                    (1,169)                  (252)
                                                                                               --------               --------

                                                                                               $  7,477               $ 10,436
                                                                                               ========               ========

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

13.  Concessions, net (Continued)

     (a) The movement of $ 2,042 represents a reclassification to property, plant and equipment.

14.  Loan guarantees

     In November 1996, Tevecap S.A., the Company's parent, issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

15.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

16.  Paid-in capital

     Paid-in capital as of December 31, 1997 and 1996 was comprised of:

                                                                   1997                                      1996
                                                     --------------------------------          --------------------------------
                                                          US$                Shares                 US$                Shares
                                                     -----------          -----------          -----------          -----------
     Leonardo Petrelli Neto                          $     6,361            6,919,869          $     2,455            2,585,916
     Tevecap S.A                                          39,072           42,507,763               15,079           15,884,909
                                                     -----------          -----------          -----------          -----------
                                                     $    45,433           49,427,632          $    17,534           18,470,825
                                                     ===========          ===========          ===========          ===========

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to a minimum dividend of 25% of net income for the year, adjusted according to the Brazilian Corporation Law. As the Company has recorded no net income since its inception, no such dividends are payable.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

17.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

18.  Pension Plan

     In July 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $18 for the year ended December 31, 1997 ($2 in 1996).

19.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies to Associacao Abril de Beneficios amounted to $212 ($115 for 1996).

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)

20.  Supplementary information - valuation and qualifying accounts and reserves

                                                                              Deferred
                                                                              Taxation          Provision for          Provision
                                                                             Valuation            Doubtful                for
                                                                              Allowance           Accounts               Claims
                                                                             ----------         -------------          ----------
     Balance as of December 31, 1994                                           $2,570               $ --                 $ --
     Additions charged to expense                                                 552                 --                   --
                                                                               ------               ------               ------
     Balance as of December 31, 1995                                           $3,122               $ --                 $ --
     Additions charged to expense                                               1,949                  386                 --
                                                                               ------               ------               ------
     Balance as of December 31, 1996                                           $5,071               $  386               $ --
     Additions charged to expense                                               2,096                1,101                  323
                                                                               ------               ------               ------
     Balance as of December 31, 1997                                           $7,167               $1,487               $  323
                                                                               ======               ======               ======


21.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $6,181 and $3,488 for the two years in the period ended December 31, 1997 and 1996, respectively.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


22.  Recent accounting pronoucements

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 130 also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 130 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 130 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

23.  Subsequent events

     Management of the Company have completed an evaluating of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements, Continued

(in thousands of U.S. dollars)


23.  Subsequent events (Continued)

     change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                              TVA SUL PARANA LTDA.


                          INDEX TO FINANCIAL STATEMENTS


                                    Contents


                                                                                  Page
                                                                                  ----
     Report of Independent Accountants                                            F-97

     Balance Sheets as of December 31, 1997 and 1996                              F-98

     Statements of Operations for the years ended December 31, 1997 and 1996     F-100

     Statements of Changes in Shareholders' Equity for the years ended
       December 31, 1997 and 1996                                                F-101

     Statements of Cash Flows for the years ended December 31, 1997 and 1996     F-102

     Notes to Financial Statements                                               F-103

Report of Independent Accountants

To the Quotaholders and Directors of TVA SUL PARANA LTDA.

We have audited the accompanying balance sheets of TVA SUL PARANA LTDA. (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for each of two years in the period ended December 31, 1997, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SUL PARANA LTDA. as of December 31, 1997 and 1996 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

Coopers & Lybrand

Sao Paulo, Brazil
March 17, 1998

TVA SUL PARANA LTDA.


Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                   December 31,
                                                               -----------------
                                                                 1997      1996
                                                               -------   -------

               ASSETS

Current assets
   Cash and cash equivalents (Note 3)                          $   384   $   406
   Accounts receivable, net (Note 4)                             2,254       876
   Inventories (Note 5)                                         10,312     2,058
   Prepaid expenses and other assets (Note 6)                      220       408
   Accounts receivable from related companies (Note 10)            154     1,291
   Other accounts receivable (Note 7)                              110        58
                                                               -------   -------

               Total current assets                             13,434     5,097

Property, plant and equipment, net (Note 12)                    27,149    12,406
Concessions, net (Note 13)                                       2,232      --
Loans to related companies (Note 10)                             1,937     2,066
Other                                                              323        19
                                                               -------   -------

               Total assets                                    $45,075   $19,588
                                                               =======   =======


    The accompanying notes are an integral part of these financial statements

TVA SUL PARANA LTDA.


Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                December 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------

              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans (Note 8)                                          $  2,196    $   --
   Suppliers                                                  5,901       1,795
   Taxes payable other than income taxes                        778         378
   Accrued payroll and related liabilities                      401         335
   Accounts payable to related companies (Note 10)            6,254       1,806
   Other accounts payable (Note 9)                              792       1,052
                                                           --------    --------

               Total current liabilities                     16,322       5,366
                                                           --------    --------

Long-term liabilities
   Loans (Note 8)                                             1,639        --
   Loans from related companies (Note 10)                    21,509       9,683
   Provision from claims (Note 20)                              281        --
                                                           --------    --------

               Total long-term liabilities                   23,429       9,683
                                                           --------    --------
Shareholders' equity
   Paid-in capital (Note 16)                                 24,224      18,454
   Accumulated deficit                                      (18,900)    (13,915)
                                                           --------    --------

            Total shareholders' equity                        5,324       4,539
                                                           --------    --------

            Total liabilities and shareholders' equity     $ 45,075    $ 19,588
                                                           ========    ========

    The accompanying notes are an integral part of these financial statements

TVA SUL PARANA LTDA.

Statements of Operations

for the years ended
December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                         Year Ended December 31,
                                                         ----------------------
                                                           1997          1996
                                                         --------      --------

Gross revenues
   Monthly subscriptions                                 $ 15,785      $  9,854
   Installation                                             2,096         2,073
   Other                                                      358            36
   Revenue taxes                                           (1,297)         (366)
                                                         --------      --------

               Net revenue                                 16,942        11,597
                                                         --------      --------
Direct operating expenses
   Payroll and benefits                                     3,570         3,398
   Programming                                              5,521         2,511
   Technical assistance                                       152           246
   Vehicle rentals                                            186           320
   TVA magazine                                               564           379
   Other costs                                                404           905
                                                         --------      --------
                                                           10,397         7,759
                                                         --------      --------
Selling, general and administrative expenses
   Payroll and benefits                                       893           996
   Advertising and promotion                                  489           437
   Rent                                                        82           181
   Other administrative expenses                            1,889         1,704
   Other general expenses                                     869           832
                                                         --------      --------
                                                            4,222         4,150
                                                         --------      --------

Depreciation and amortization                               2,909         1,370
                                                         --------      --------

               Operating loss                                (586)       (1,682)
                                                         --------      --------

Interest income                                               326           321
Interest expense                                           (3,903)       (1,947)
Translation gain                                              310           117
Other nonoperating income, net                             (1,132)          127
                                                         --------      --------

               Loss before income taxes                    (4,985)       (3,064)
Income taxes (Note 11)                                       --             (64)
                                                         --------      --------

               Net loss                                  $ (4,985)     $ (3,128)
                                                         ========      ========

    The accompanying notes are an integral part of these financial statements

TVA SUL PARANA LTDA.


Statements of Changes in Shareholders' Equity

for the years ended
December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                             Paid-in
                                             Capital   Accumulated
                                            (Note 16)     Deficit        Total
                                            --------   -----------     --------

Balance as of December 31, 1995             $      1     $(10,787)     $(10,786)

Capital contributed on:
   April 30, 1996                             14,896         --          14,895
   August 30, 1996                             3,558         --           3,558

Net loss for the period                         --         (3,128)       (3,128)
                                            --------     --------      --------

Balance as of December 31, 1996               18,454      (13,915)        4,539

Capital contributed on:
   June 30, 1997                               5,770         --           5,770

Net loss for the period                         --         (4,985)       (4,985)
                                            --------     --------      --------

Balance as of December 31, 1997             $ 24,224     $(18,900)     $  5,324
                                            ========     ========      ========


    The accompanying notes are an integral part of these financial statements

TVA SUL PARANA LTDA.


Statements of Cash Flows

for the years ended
December 31, 1997 and 1996
(in thousands of U.S. dollars)

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                        1997         1996
                                                                                     ----------    ---------
Cash flows from operating activities
   Net loss                                                                            $ (4,985)   $ (3,128)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities
     Depreciation                                                                         2,728       1,370
     Amortization                                                                           181        --
     Provision for doubtful accounts                                                        102        --
     Provision for claims                                                                   281        --
   Changes in operating assets and liabilities
     Accounts receivable                                                                 (1,570)       (843)
     Prepaid and other assets                                                               188        (336)
     Other accounts receivable, including accounts receivable from related companies        593      (1,207)
     Other                                                                                 (309)       --
     Accrued interest                                                                     2,839       1,549
     Inventories                                                                         (8,254)     (2,016)
     Legal deposits                                                                        --           (10)
     Suppliers                                                                            4,411       1,363
     Taxes payable other than income taxes                                                  540         226
     Accrued payroll and related liabilities                                                 80         (69)
     Other accounts payable including accounts payable to related companies               4,270       1,619
                                                                                       --------    --------
         Net cash provided by (used in) operating activities                              1,095      (1,482)
                                                                                       --------    --------

Cash flows from investing activities
   Purchase of property, plant and equipment                                            (17,895)    (11,896)
   Loans to related companies                                                               129      (2,193)
   Purchase of concessions                                                               (2,413)       --
                                                                                       --------    --------
         Net cash used in investing activities                                          (20,179)    (14,089)
                                                                                       --------    --------

Cash flows from financing activities
   Loans from banks                                                                       3,835        --
   Capital contributions                                                                  5,770      18,453
   Repayments of loans from shareholders                                                   --          (180)
   Loans from related companies                                                           9,457       7,418
   Repayments of loans from related companies                                              --        (9,794)
   Repayments of loans to related companies                                                --           (30)
                                                                                       --------    --------
         Net cash provided by financing activities                                       19,062      15,867
                                                                                       --------    --------

Net (decrease) increase in cash and cash equivalents                                        (22)        296
Cash and cash equivalents at beginning of the period                                        406         110
                                                                                       --------    --------
   Cash and cash equivalents at end of the period                                      $    384    $    406
                                                                                       ========    ========

Supplemental cash disclosure:
Accrued interest on related company loans refinanced as principal balance              $  2,839    $   --

    The accompanying notes are an integral part of these financial statements

TVA SUL PARANA LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.   The Company and its principal operations

     The financial statements have been prepared to reflect the results of TVA Sul Parana Ltda. (the "Company").

     TVA Sul Parana Ltda. is a company which renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.   Summary of significant accounting policies

     Significant accounting policies followed by the Company as summarized below.

2.1  Basis of presentation

     The statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of two months or less at the time of purchase are considered cash equivalents.

2.5  Acquisition of companies undes common control

     In June 1997, the Company acquired TCC TV a Cabo Ltda. ("TCC") and TV Alfa Cabo Ltda. ("TV Alfa") from TVA Sul Participacoes S.A., a related company. Subsequently, both companies were merged into TVA Sul Parana Ltda.. The acquisitions of TCC and TV Alfa have been accounted for in a manner similar to a pooling of interests. Prior period financial statements of the Company have been restated to include TCC and TV Alfa and since inception.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)

2.6  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

2.7  Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.8  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.9  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 12.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)

2.10 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

2.11 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.12 Accounting for issuances of stock by subsidiaries

     Gains and losses arising from the issuances of previously unissued shares to unrelated parties by subsidiaries are recognized in income as nonoperating income to the extent that the net book value of the shares owned by the parent after the sale exceed or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary.

3.   Cash and cash equivalents

     As of December 31, 1997 and 1996, cash and cash equivalents were comprised of:

                                                             December 31,
                                                          -----------------
                                                          1997         1996
                                                          ----         ----

     Cash on hand and in banks                            $384         $309
     Short-term investments                                --            97
                                                          ----         ----

                                                          $384         $406
                                                          ====         ====

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


4.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                          December 31,
                                                     ---------------------
                                                       1997          1996
                                                     -------       -------

     Subscriptions                                   $ 1,295       $   648
     Installation fees                                 1,307           535
     Advertising & programming                            71            10
     Provision for doubtful accounts                    (419)         (317)
                                                     -------       -------

                                                     $ 2,254       $   876
                                                     =======       =======

5.   Inventories

     As of December 31, 1997 and 1996, inventories were comprised of:

                                                         December 31,
                                                    -----------------------
                                                      1997            1996
                                                    -------         -------

     Materials and suppliers                        $10,217         $ 2,058
     Import in transit                                   95            --
                                                    -------         -------

                                                    $10,312         $ 2,058
                                                    =======         =======

6.   Prepaid and other assets

     As of December 31, 1997 and 1996, prepaid expenses were comprised of:

                                                            December 31,
                                                         ------------------
                                                         1997          1996
                                                         ----          ----

     Materials and suppliers                             $220          $369
     Import in transit                                    --             39
                                                         ----          ----

                                                         $220          $408
                                                         ====          ====

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


7.   Other accounts receivable

     As of December 31, 1997 and 1996, other accounts receivable were comprised of:

                                                             December 31,
                                                         ------------------
                                                         1997          1996
                                                         ----          ----

     Advances to employees                               $ 21          $ 45
     Others                                                89            13
                                                         ----          ----

                                                         $110          $ 58
                                                         ====          ====

8.   Loans

     As of December 31, 1997, loans were comprised of:

                                                Short-term         Long-term
                                                ----------        -----------
     Loans                                        $2,196             $1,639
                                                  ======             ======



     Loans as of December 31, 1997 represent the refinancing of certain suppliers payables. The bear interest at rates varying from 8.26% to 9.29% per year.

9.   Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                              December 31,
                                                          -----------------
                                                           1997       1996
                                                          ------     ------

     Advance payment received from subscribers            $  188     $ --
     Importation expenses payable                            166        205
     Others                                                  438        847
                                                          ------     ------
                                                          $  792     $1,052
                                                          ======     ======

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)

10.  Related party transactions

     The following tables summarize the transactions between the Company and its related parties as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997:

                                                                  December 31,
                                                              -----------------
                                                                1997      1996
                                                              -------   -------
     TVA Sistema de Televisao S.A
        Accounts receivable                                   $  --     $   580
        Accounts payable                                          746     1,346
        Loans payable                                           3,405     2,915

     Net interest expense                                        --         469

     TVA Sul Participacoes S.A
        Accounts receivable                                      --         584
        Accounts payable                                        5,494       401
        Loans payable                                          18,104     6,768

     Net interest expense                                        --       2,227

     TVA Sul Santa Catarina Ltda
        Accounts receivable                                       119       127
        Loans receivable                                        1,937     2,066

     Net interest expense                                        --         143

     TVA Sul Foz do Iguacu Ltda
        Accounts payable                                           14        29

     ESPN do Brasil Ltda
        Accounts payable                                         --          30

     CCS - Camboriu Cable Systems de Telecomunicacoes Ltda
        Accounts receivable                                        35      --


     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 3.85% to 3.93% per month in December 1997 (1.88 to 2.2% per month in December 1996). Such loans are renewable every year on December 31.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)



11.  Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                            December 31,
                                                        ------------------
                                                          1997       1996
                                                        -------    -------

     Deferred tax assets
        Net operating loss carryforwards                $ 5,647    $ 4,338
        Provisions for claims                               104       --
        Provisions for obsolescence                         139       --
        Others                                              261        172
                                                        -------    -------

                 Total gross deferred tax asset           6,151      4,510
                                                        -------    -------

        Less valuation allowance                         (6,002)    (4,269)

     Net deferred tax asset                                 149        241
                                                        -------    -------

     Deferred tax liability
        Installation costs                                  149        241
                                                        -------    -------

                 Total gross deferred tax liability        (149)      (241)
                                                        -------    -------

     Net deferred tax asset                             $  --      $  --
                                                        =======    =======

     The Company has a limited operating history and has generated losses since its inception. The valuation provision has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


11.  Income taxes (Continued)

                                                     Year Ended December 31,
                                                     -----------------------
                                                       1997          1996
                                                     --------     ----------

     Loss before income taxes and minority interest   $ 4,985     $ 3,064
     Statutory income tax rate                          33.00%      33.00%
                                                      -------     -------
                                                        1,645       1,011
     Translation loss of tax losses                      (301)       --
     Unallowable amortization                              60        --
     Others                                               329         168
                                                      -------     -------
     Income tax benefit for the period                  1,733       1,179
     Increase in valuation provision                   (1,733)     (1,179)
                                                      -------     -------

                                                      $  --       $  --
                                                      =======     =======

12.  Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                           Annual
                                       Depreciation       December 31,
                                           Rate     -----------------------
                                             %         1997         1996
                                                    ---------    ----------
     Machinery and equipment                 10     $  1,874      $  1,350
     Converters                              10        9,024         5,316
     Leasehold improvements                  25           53           378
     Furniture and fixtures                  10          212           481
     Premises                                10           21            23
     Vehicles                                20          527            39
     Software                                20          149            81
     Tools                                   10           65            62
     Reception equipment                     20       12,386         4,689
     Cable plant                             10        4,777         1,188
     Building                                 4          330           330
                                                    --------      --------
                                             10       29,418        13,937
     Telephone line use rights               10          280           189
     Accumulated depreciation                25       (4,311)       (1,780)
     Fixed assets in transit                 10        1,762            60
                                                    --------      --------

                                             20     $ 27,149      $ 12,406
                                                    ========      ========

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


13.  Concessions, net

     As of December 31, 1997 and 1996, concessions were comprised of:

                                                         December 31,
                                                  -------------------------
                                                    1997              1996
                                                  -------          --------

     TCC TV a Cabo Ltda                           $ 2,413          $   --
     Accumulated amortization                        (181)             --
                                                  -------          --------

                                                  $ 2,232          $   --
                                                  =======          ========

     Concessions are being amortized on a straight-line basis over ten years.

14.  Loan guarantees

     In November 1996, Tevecap S.A., the parent of the Company's parent, TVA Sul Participacoes S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

15.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

16.  Paid-in capital

     Paid-in capital as of December 31, 1997 and 1996 was comprised of:

                                               1997                             1996
                                    ---------------------------     ---------------------------
                                        US$            Shares            US$          Shares
                                    -----------     -----------     -----------     -----------
     Leonardo Petrelli Neto         $         1               1     $         1               1
     TVA Sul Participacoes S.A           24,223      36,600,419          18,453      27,712,344
                                    -----------     -----------     -----------     -----------

                                    $    24,224      36,600,420     $    18,454      27,712,345
                                    ===========     ===========     ===========     ===========


     Paid-in capital represents registered common shares without par value.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


17.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

18.  Pension plan

     In July 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada, the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $18 for the year ended December 31, 1997 ($2 in 1996).

19.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the Health Care Plan), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies to Associacao Abril de Beneficios amounted to $146.

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


20.  Supplementary information - valuation and qualifying accounts and reserves

                                              Deferred      Provision
                                              Taxation         for        Provision
                                              Valuation      Doubtful        for
                                              Provision      Accounts      Claims
                                              ---------     ---------     ---------
     Balance as of December 31, 1996           $4,269        $  317        $ --
                                               ------        ------        ------

     Additions charged to expense               1,733           102           281

                                               ------        ------        ------
     Balance as of December 31, 1997           $6,002        $  419        $  281
                                               ======        ======        ======


21.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $2,888 and $310 for the two years in the period ended December 31, 1997 and 1996, respectively.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

22.  Recent accounting pronoucements

     The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted

TVA SUL PARANA LTDA.

(in thousands of U.S. dollars)


22.  Recent accounting pronoucements (Continued)

     accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 131 also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 131 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 131 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

23.  Subsequent events

     Management of the Company have completed an evaluation of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

               CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

                          INDEX TO FINANCIAL STATEMENTS


                                    Contents



                                                                                                                Page
                                                                                                                ----
Report of Independent Accountants                                                                              F-117

Balance Sheets as of December 31, 1997 and 1996                                                                F-118

Statements of Operations for the year ended December 31, 1997 and the period
   since inception, May 30, 1996 to December 31, 1996                                                          F-120

Statements of Changes in Shareholders' Equity for the year ended December 31,
   1997 and the period since inception, May 30, 1996 to December 31, 1996                                      F-121

Statements of Cash Flows for the year ended December 31, 1997 and the period
   since inception, May 30, 1996 to December 31, 1996                                                          F-122

Notes to Financial Statements                                                                                  F-123

Report of Independent Accountants

To the Shareholders and Directors of CCS - CAMBORIU CABLE SYSTEM
TELECOMUNICACOES LTDA.

We have audited the accompanying balance sheet of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.


Coopers & Lybrand

Sao Paulo, Brazil
March 17, 1998

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                 December 31,
                                                            --------------------
                                                             1997          1996
                                                            ------        ------

                             ASSETS

Current assets
   Cash on hand and in banks                                $   57        $   86
   Accounts receivable, net (Note 3)                           140             3
   Materials and suppliers                                     366           907
   Prepaid and other assets                                   --              31
   Other accounts receivable (Note 4)                           46            25
                                                            ------        ------

            Total current assets                               609         1,052

Property, plant and equipment, net (Note 8)                  4,679         3,455
Other                                                            2          --
                                                            ------        ------

            Total assets                                    $5,290        $4,507
                                                            ======        ======


    The accompanying notes are an integral part of these financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                December 31,
                                                           --------------------
                                                              1997         1996
                                                           -------      -------

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans (Note 9)                                          $   116      $  --
   Suppliers                                                   104          477
   Taxes payable other than income taxes                        90           34
   Accrued payroll and related liabilities                      39           11
   Other accounts payable (Note 5)                              55            3
   Accounts payable to related companies (Note 6)               35            2
                                                           -------      -------

            Total current liabilities                          439          525
                                                           -------      -------

Long-term liabilities
   Loans from related companies (Note 9)                     1,701          706
                                                           -------      -------
   Provision from claims (Note 15)                               4         --
                                                           -------      -------

            Total long-term liabilities                      1,705          706
                                                           -------      -------

Shareholders' equity
   Paid-in capital (Note 11)                                 4,012        4,012
   Accumulated deficit                                        (866)        (738)
                                                           -------      -------

            Total shareholders' equity                       3,146        3,274
                                                           -------      -------

            Total liabilities and shareholders' equity     $ 5,290      $ 4,507
                                                           =======      =======


    The accompanying notes are an integral part of these financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


Statements of Operations

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                         Year Ended December 31,
                                                         ----------------------
                                                           1997           1996
                                                         -------        -------

Gross revenues
   Monthly subscriptions                                 $ 2,522        $   943
   Installation                                              145           --
   Other                                                     106             30
   Revenue taxes                                             (88)           (26)
                                                         -------        -------

            Net revenue                                    2,685            947
                                                         -------        -------

Direct operating expenses
   Payroll and benefits                                      243            120
   Programming                                               920            286
   Other costs                                               459            215
                                                         -------        -------

                                                           1,622            621
                                                         -------        -------

Selling, general and administrative expenses
   Payroll and benefits                                      249            123
   Advertising and promotion                                  82             23
   Rent                                                     --                6
   Other administrative expenses                             268            111
                                                         -------        -------

                                                             599            263
                                                         -------        -------

Depreciation                                                 264             99
                                                         -------        -------

            Operating gain (loss)                            200            (36)
                                                         -------        -------

Interest income                                               85             12
Interest expenses                                           (355)           (34)
Translation gain (loss)                                       10             (2)
Other nonoperating, net                                      (68)          --
                                                         -------        -------

            Loss before income taxes                        (128)           (60)
                                                         -------        -------

Income tax (Note 7)                                         --              (34)
                                                         -------        -------

            Net loss                                     $  (128)       $   (94)
                                                         =======        =======

    The accompanying notes are an integral part of these financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


Statements of Changes in Shareholders' Equity

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)


                                             Paid-in    Accumulated
                                             Capital      Deficit        Total
                                             -------    -----------     -------
Balance as of May 30, 1996                   $ 4,012      $  (644)      $ 3,368

Net loss for the period                         --            (94)          (94)
                                             -------      -------       -------

Balance as of December 31, 1996                4,012         (738)        3,274

Net loss for the period                         --           (128)         (128)
                                             -------      -------       -------

Balance as of December 31, 1997              $ 4,012      $  (866)      $ 3,146
                                             =======      =======       =======


    The accompanying notes are an integral part of these financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


Statements of Cash Flows

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                           1997         1996
                                                                        --------       --------

Cash flows from operating activities:
   Net loss                                                              $  (128)     $   (94)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Depreciation                                                           264           99
      Provision for doubtful accounts                                        342         --
      Provision for claims                                                     4         --
      Accounts receivable                                                   (479)          (3)
      Prepaid and other assets                                                31          (34)
      Other accounts receivable                                              (23)         (15)
      Inventories                                                            541         (907)
      Suppliers                                                             (373)         388
      Taxes payable other than income taxes                                   56           11
      Accrued payroll and related liabilities                                 28          (12)
      Other accounts payable, including loans from related companies       1,080          706
                                                                         -------      -------

            Net cash provided by operating activities                      1,343          139
                                                                         -------      -------

Cash flows from investing activities:
   Purchase of fixed assets                                               (1,488)         (53)
                                                                         -------      -------

            Net cash used in investing activities                         (1,488)         (53)
                                                                         -------      -------

Cash flows from financing activities:
   Loans from banks                                                          116         --
                                                                         -------      -------

            Net cash provided by financing activities                        116         --
                                                                         -------      -------

Net decrease (increase) in cash and cash equivalents                         (29)          86
Cash and cash equivalents at beginning of the period                          86         --
                                                                         -------      -------

            Cash on hand and in banks at end of the period               $    57      $    86
                                                                         =======      =======


    The accompanying notes are an integral part of these financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.   The Company and its principal operations

     The financial statements have been prepared to reflect the results of CCS - Camboriu Cable System Telecomunicacoes Ltda. (the "Company").

     CCS - Camboriu which renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.   Summary of significant accounting policies

     Significant   policies   followed  in  the  preparation  of  the  financial
     statements are described below:

2.1  Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.5  Financial instruments (Continued)

     financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.6  Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.7  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 8.

2.9  Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.9 Recoverability of long-lived assets to be held and used in the business (Continued)

     Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

2.10 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

3.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                              December 31,
                                                          ----------------------
                                                           1997             1996
                                                          -----            -----

Subscriptions                                             $ 474            $--
Installation fees                                             8             --
Others                                                     --                  3
Provision for doubtful accounts                            (342)            --
                                                          -----            -----

                                                          $ 140            $   3
                                                          =====            =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


4.   Other accounts receivable

     As of December 31, 1997 and 1996, other accounts receivable were comprised of:

                                                                  December 31,
                                                                ----------------
                                                                1997        1996
                                                                 ---         ---

Advances to employees                                            $ 1         $--
Accounts receivable from related (Note 6)                          4          19
Others                                                            41           6
                                                                 ---         ---

                                                                 $46         $25
                                                                 ===         ===

5.   Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                                   December 31,
                                                                ----------------
                                                                1997        1996
                                                                ----        ----

Advance payments received from subscribers                      $ 25        $ --
Others                                                            30           3
                                                                ----        ----

                                                                $ 55        $  3
                                                                ====        ====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


6.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1997 and 1996:

                                                               December 31,
                                                         -----------------------
                                                          1997             1996
                                                         ------           ------

     TVA Sistema de Televisao S.A
        Accounts payable                                 $ --             $    2

     TVA Sul Participacoes S.A
        Accounts payable                                  1,701              706

     TVA Sul Foz do Iguacu Ltda
        Accounts receivable                                --                 19

     TVA Sul Parana Ltda
        Accounts payable                                     35             --

     TVA Santa Catarina Ltda
        Accounts receivable                                   4             --

7.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                             December 31,
                                                         ------------------
                                                          1997        1996
                                                         -----       -----

     Deferred tax assets:
        Net operating loss carryforwards                 $ 150       $ 209
        Others                                              60        --
                                                         -----       -----

                 Total gross deferred tax asset            210         209
                                                         -----       -----

     Less valuation allowance                             (210)       (209)
                                                         -----       -----

     Net deferred tax asset                              $ --        $ --
                                                         =====       =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


7.   Income taxes (Continued)

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                                    1997         1996
                                                                 ---------      --------
     Loss before income taxes and minority interest                 $ 128       $  60
     Statutory income tax rate                                      33.00%      33.00%
                                                                    -----       -----
                                                                       42          20
     Monetary correction over U.S. dollar on tax losses               (15)       --
     Others                                                           (26)        (54)
                                                                    -----       -----

     Consolidated income tax benefit (provision) for the period         1         (34)
     Increase in valuation allowance                                   (1)       --
                                                                    -----       -----

                                                                    $--         $ (34)
                                                                    =====       =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


8.   Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                                                       Annual
                                                                     Depreciation                December 31,
                                                                        Rate                --------------------
                                                                          %                    1997         1996
                                                                                            -------      -------
     Machinery and equipment                                              10                $   248      $     7
     Leasehold improvements                                               25                  3,447        3,447
     Furniture and fixtures                                               10                     79           74
     Vehicles                                                             20                     15            3
     Software                                                             20                      8            5
     Tools                                                                10                      2            2
     Reception equipment                                                  20                    278         --
     Cable plant                                                          10                    936         --
                                                                                            -------      -------
                                                                                              5,013        3,538
     Telephone line use rights                                                                    4            4
     Accumulated depreciation                                                                  (351)        (101)
     Fixed assets in transit                                                                     13           14
                                                                                               --           --

                                                                                            $ 4,679      $ 3,455
                                                                                            =======      =======

9.   Loans

     As of December 31, 1997, loans were comprised of:

                                                 Short-term         Long-term
                                                -----------        ----------
     Loans                                       $  116              $1,701
                                                 ======              ======


     Loans as of December 31, 1997 represent the refinancing of certain suppliers payables.The bear interest at rates varying from 8.26% to 9.29% per year.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


10.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

11.  Paid-in capital

     Paid-in capital as of December 31, 1997 and 1996 was comprised of:

                                             1997                       1996
                                    -----------------------     -----------------------
                                        US$        Shares          US$          Shares
                                    ---------     ---------     ---------     ---------
     Construtora ENE ESSE Ltda      $   1,605     1,940,000     $   1,605     1,940,000
     TVA Sul Participacoes S.A          2,407     2,910,000         2,407     2,910,000
                                    ---------     ---------     ---------     ---------

                                    $   4,012     4,850,000     $   4,012     4,850,000
                                    =========     =========     =========     =========


     Paid-in capital represents registered common shares without par value.

12.  Loan guarantees

     In November 1996, Tevecap S.A., the parent of the Company's parent, TVA Sul Participacoes S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

13.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

13.  Litigation contingencies, (Continued)

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

14.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies amounted to $18.

15.  Supplementary information - valuation and qualifying accounts and reserves

                                                                        Deferred
                                                                        Taxation        Provision for       Provision
                                                                        Valuation         Doubtful             for
                                                                        Allowance         Accounts            Claims
                                                                      --------------    --------------     -------------
     Balance as of December 31, 1996                                       $--               $--               $--
     Additions charged to expense                                             1               342                 4
                                                                           ----              ----              ----
     Balance as of December 31, 1997                                       $  1              $342              $  4
                                                                           ====              ====              ====

16.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $128 and $94 for the year ended in December 31, 1997 and for the period since inception, May 30, 1996 to December 31, 1996, respectively.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

16.  Working capital deficiency (Continued)

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

17.  Recent accounting pronoucements

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 131 also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

17.  Recent accounting pronoucements (Continued)

     fiscal years beginning after December 15, 1997. SFAS No. 131 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 131 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

18.  Subsequent events

     Management of the Company have completed an evaluation of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                           TVA SUL FOZ DO IGUACU LTDA.

                          INDEX TO FINANCIAL STATEMENTS



                                    Contents



                                                                           Page

Report of Independent Accountants                                          F-136

Balance Sheets as of December 31, 1997 and 1996                            F-137

Statements of Operations for the year ended December 31, 1997 and for the period since inception, May 30, 1996
   to December 31, 1996                                                    F-139

Statements of Changes in Shareholders' Equity for the year
   ended December 31, 1997 and for the period since inception,
   May 30, 1996 to December 31, 1996                                       F-140

Statements of Cash Flows for the year ended December 31, 1997
   and for the period since inception, May 30, 1996 to December 31, 1996   F-141

Notes to Financial Statements                                              F-142

Report of Independent Accountants


To the Shareholders and Directors of
TVA SUL FOZ DO IGUACU LTDA.

We have audited the accompanying balance sheet of TVA SUL FOZ DO IGUACU LTDA. (the "Company"), as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SUL FOZ DO IGUACU LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand

Sao Paulo, Brazil
March 17, 1998

TVA SUL FOZ DO IGUACU LTDA.


Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                   December 31,
                                                                ----------------
                                                                 1997      1996
                                                                ------    ------

                       ASSETS

Current assets
   Cash and cash equivalents (Note 3)                           $   21    $   34
   Accounts receivable, net (Note 4)                               256        15
   Materials and supplies                                          363       584
   Advances to suppliers                                            38       144
   Accounts receivable to affiliated companies (Note 6)             14        29
   Other accounts receivable (Note 5)                               54       195
                                                                ------    ------

            Total current assets                                   746     1,001
                                                                ------    ------

Property, plant and equipment, net (Note 8)                      1,652       502
Other                                                                2        25
                                                                ------    ------

            Total assets                                        $2,400    $1,528
                                                                ======    ======




    The accompanying notes are an integral part of these financial statements

TVA SUL FOZ DO IGUACU LTDA.

Balance Sheets

as of December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                 December 31,
                                                             ------------------
                                                              1997       1996
                                                             -------    -------

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans (Note 9)                                            $   166    $  --
   Suppliers                                                     184        580
   Taxes payable other than income taxes                         161         50
   Accrued payroll and related liabilities                        37         56
   Accounts payable to related companies (Note 6)               --           21
   Other accounts payable                                         31        336
                                                             -------    -------

            Total current liabilities                            579      1,043
                                                             -------    -------

Long-term liabilities
   Loans from related companies (Note 6)                       2,474        579
   Provision for claims (Note 15)                                 31       --
                                                             -------    -------

            Total long-term liabilities                        2,505        579
                                                             -------    -------

Shareholders' equity
   Paid-in capital (Note 12)                                       5          5
   Accumulated deficit                                          (689)       (99)
                                                             -------    -------

            Total shareholders' equity                          (684)       (94)
                                                             -------    -------

            Total liabilities and shareholders' equity       $ 2,400    $ 1,528
                                                             =======    =======



    The accompanying notes are an integral part of these financial statements

TVA SUL FOZ DO IGUACU LTDA.

Statements of Operations

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)


                                                         Year Ended December 31,
                                                         -----------------------
                                                            1997         1996
                                                          -------      -------

Gross revenues
   Monthly subscriptions                                  $ 2,992      $ 1,080
   Installation                                               431           70
   Other                                                       36         --
   Revenue taxes                                             (275)         (23)
                                                          -------      -------
            Net revenue                                     3,184        1,127
                                                          -------      -------

Direct operating expenses
   Payroll and benefits                                       202          125
   Programming                                              1,092          507
   TVA magazine                                                74           53
   Other costs                                                803          150
                                                          -------      -------
                                                            2,171          835
                                                          -------      -------

Selling, general and administrative expenses
   Payroll and benefits                                       255          159
   Advertising and promotion                                   84           50
   Other administrative expenses                              387           65
   Other general expenses                                      26            5
                                                          -------      -------
                                                              752          279
                                                          -------      -------

Depreciation                                                  184           40
                                                          -------      -------

            Operating gain (loss)                              77          (27)
                                                          -------      -------

Interest income                                                79           11
Interest expense                                             (834)         (27)
Translation                                                    37           32
Other nonoperating income, net                                 51         --
                                                          -------      -------

            Loss before income taxes                         (590)         (11)
Income taxes (Note 7)                                        --            (58)
                                                          -------      -------

            Loss before minority interest                    (590)         (69)
                                                          -------      -------

            Net loss                                      $  (590)     $   (69)
                                                          =======      =======


    The accompanying notes are an integral part of these financial statements

TVA SUL FOZ DO IGUACU LTDA.


Statements of Changes in Shareholders' Equity

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)


                                                  Paid-in  Accumulated
                                                  Capital    Deficit      Total
                                                  -------    -------      -----

Balance as of May 30, 1996                         $   5      $ (30)      $ (25)

Net loss for the period                             --          (69)        (69)
                                                   -----      -----       -----

Balance as of December 31, 1996                        5        (99)        (94)

Net loss for the period                             --         (590)       (590)
                                                   -----      -----       -----

Balance as of December 31, 1997                    $   5      $(689)      $(684)
                                                   =====      =====       =====



    The accompanying notes are an integral part of these financial statements

TVA SUL FOZ DO IGUACU LTDA.

Statements of Cash Flows

for the year ended December 31, 1997 and the period since inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                                Year Ended December 31,
                                                                -----------------------
                                                                   1997       1996
                                                                  -------    -------
Cash flows from operating activities:
   Net loss                                                       $  (590)   $   (69)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
      Depreciation                                                    184         40
      Provision for doubtful accounts                                 595       --
      Provision for claims                                             31       --
   Changes in operating assets and liabilities:
      Accounts receivable                                            (836)       (15)
      Advances to suppliers                                           106       (120)
      Other accounts receivable                                       156       (256)
      Accrued interest                                               --          (23)
      Inventories                                                     221       (584)
      Other                                                            23       --
      Suppliers                                                      (396)       579
      Taxes payable other than income taxes                           111         50
      Accrued payroll and related liabilities                         (19)        33
      Other accounts payable                                        2,148          2
                                                                  -------    -------

            Net cash provided by (used in) operating activities     1,734       (363)
                                                                  -------    -------

Cash flows from investing activities:
   Purchase of property, plant and equipment                       (1,334)      (215)
                                                                  -------    -------

            Net cash used in investing activities                  (1,334)      (215)
                                                                  -------    -------

Cash flows from financing activities:
   Loans from banks                                                   166       --
   Loans from related companies                                      --          826
   Repayments of loans from related companies                        (579)      (224)
                                                                  -------    -------

            Net cash (used in) provided by financing activities      (413)       602
                                                                  -------    -------

Net (decrease) increase in cash and cash equivalents                  (13)        24
Cash and cash equivalents at beginning of the period                   34         10
                                                                  -------    -------

            Cash and cash equivalents at end of the period        $    21    $    34
                                                                  =======    =======



    The accompanying notes are an integral part of these financial statements

TVA SUL FOZ DO IGUACU LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)


1.   The Company and its principal operations

     The financial statements have been prepared to reflect the results of TVA Sul Foz do Iguacu Ltda. (the "Company").

     TVA Sul Foz do Iguacu Ltda. renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.   Summary of significant accounting policies

     Significant   policies   followed  in  the  preparation  of  the  financial
     statements are described below:

2.1  Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


2.5  Financial instruments (Continued)

     estimate of their estimated fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

2.6  Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.7  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 8.

2.9  Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)

2.9 Recoverability of long-lived assets to be held and used in the business (Continued)

     indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

2.10 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

3.   Cash and cash equivalents

     As of December 31, 1997 and 1996, cash and cash equivalents were comprised of:

                                                             December 31,
                                                          -----------------
                                                          1997         1996
                                                          ----         ----

     Cash on hand and in banks                             $ 3          $34
     Short-term investments                                 18           --
                                                           ---          ---
                                                           $21          $34
                                                           ===          ===

4.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                            December 31,
                                                         ------------------
                                                          1997         1996
                                                         -----        -----

     Subscriptions                                       $ 663        $--
     Installation fees                                     188         --
     Others                                               --             15
     Provision for doubtful accounts                      (595)        --
                                                         -----        -----
                                                         $ 256        $  15
                                                         =====        =====

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


5.   Other accounts receivable

     As of December 31, 1997 and 1996, other accounts receivable were comprised of:

                                                   December 31,
                                        ------------------------------------
                                              1997                1996
                                        -----------------   ----------------

        Advances to employees           $              1    $       --
        Others                                        53                195
                                        -----------------   ----------------

                                        $             54    $           195
                                        =================   ================


6.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1997 and 1996:

                                                                             December 31,
                                                                  ------------------------------------
                                                                        1997                1996
                                                                  -----------------   ----------------
        TVA Sistema de Televisao S.A.
          Accounts payable                                        $       --          $             1

        TVA Sul Parana Ltda.
          Accounts receivable                                                   14                 29

        TVA Sul Participacoes S.A.
          Loans payable                                                      2,474                579

        CCS - Camboriu Cable Systems de
          Telecomunicacoes Ltda. Accounts payable                         --                       20

     The related company loans are denominated in reais and are subject to interest charges at the market rate which ranged from 3.85% to 3.93% per month in December 1997 (1.8% to 2.2% per month in December 1996). Such loans are renewable every year on December 31.

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


7.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                             December 31,
                                                           ---------------
                                                            1997      1996
                                                           -----     -----

     Deferred tax assets:
       Net operating loss carryforwards                    $ 128     $ 185
       Others                                                188       --
                                                           -----     -----

                   Total gross deferred tax asset            316       185
                                                           -----     -----

       Less valuation allowance                             (316)     (185)
                                                           -----     -----

     Net deferred tax asset                                $ --      $ --
                                                           =====     =====

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     The combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                        Year Ended December 31,
                                                        -----------------------
                                                            1997      1996
                                                           -----     -----

     Loss before income taxes and minority interest        $ 595     $  11
     Statutory income tax rate                             33.00%    33.00%
                                                           -----     -----
                                                             196         4

     Translatio loss on tax losses carryfoward               (13)     --
     Others                                                  (52)      (62)
                                                           -----     -----
     Income tax benefit ( provision) for the period          131       (58)
     Increase in valuation allowance                        (131)     --
                                                           -----     -----
                                                           $--       $ (58)
                                                           =====     =====

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)

8.   Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                                 Annual
                                              Depreciation
                                                  Rate                 December 31,
                                              ------------    -------------------------------
                                                     %             1997             1996
                                                              -------------   --------------
        Machinery and equipment                     10        $         352    $        232
        Converters                                  10                   54          --
        Furniture and fixtures                      10                   24              22
        Premises                                    10                  351               5
        Vehicles                                    20                   45              33
        Software                                    20                   20              16
        Cable plant                                 10                1,092             280
        Building                                     4                    2          --
                                                              -------------   -------------
                                                                      1,940             588
                                                              -------------   -------------
        Telephone line use rights                                        17              12
        Others                                                      --                   23
        Accumulated depreciation                                       (305)           (121)
                                                              -------------   -------------
                                                              $       1,652   $         502
                                                              =============   =============


9.   Loans

     As of December 31, 1997, loans were comprised of:

                                          Short-term       Long-term
                                        --------------    ------------


         Loans                          $          166    $      2,474
                                        ==============    ============


10.  Loan guarantees

     In November 1996, Tevecap S.A., the parent of the Company's parent, TVA Sul Participacoes S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


10.  Loan guarantees (Continued)

     unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

11.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

12.  Paid-in capital

     Paid-in capital as of December 31, 1997 and 1996 was comprised of:

                                                             1997                                   1996
                                              ------------------------------------   ------------------------------------
                                                    US$                Share               US$               Share
                                              -----------------   ----------------   -----------------  -----------------
          Leonardo Petrelli Neto              $       --                        1    $       --                        1
          TVA Sul Participacoes                              5              4,999                   5              4,999
                                              ----------------     ---------------   ----------------   ----------------

                                              $              5              5,000    $              5              5,000
                                              ================     ===============   ================   ================

     Paid-in capital represents registered common shares without par value.

13.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


14.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies to Associacao Abril de Beneficios amounted to $26.



15.  Supplementary information - valuation and qualifying accounts and reserves

                                                 Deferred
                                                 Taxation        Provision for     Provision
                                                 Valuation         Doubtful           for
                                                 Allowance         Accounts          Claims
                                              ---------------    ------------  -  -----------
        Balance as of December 31, 1996       $     --           $   --        $     --
                                              ---------------    ------------  -  -----------

        Additions charged to expense          $           131    $        595  $           31
                                              ---------------    ------------  -  -----------

        Balance as of December 31, 1997       $           131    $        595  $           31
                                              ===============    ============  =  ===========

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


16.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $590 and $69 for the year ended in December 31, 1997 and for the period since inception, May 30, 1996 to December 31, 1996, respectively.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

17.  Recent accounting pronoucements

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

TVA SUL FOZ DO IGUACU LTDA.

(in thousands of U.S. dollars)


17.  Recent accounting pronoucements (Continued)

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 131 also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 131 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 131 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

18.  Subsequent events

     Management of the Company have completed an evaluation of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                          TVA SUL SANTA CATARINA LTDA.

                          Index to Financial Statements



                                    Contents





                                                                            Page

Report of Independent Accountants                                          F-154

Balance Sheets as of December 31, 1997 and 1996                            F-155

Statements of Operations for the year ended December 31, 1997 and for the period from inception, February 28, 1996
   to December 31, 1996                                                    F-157

Statements of Changes in Shareholders' Equity for the year
   ended December 31, 1997 and for the period from inception,
   February 28, 1996 to December 31, 1996                                  F-158

Statements of Cash Flows for the year ended December 31, 1997 and for the period from inception, February 28, 1996 to
   December 31, 1996                                                       F-159

Notes to Financial Statements                                              F-160

Report of Independent Accountants


To the Shareholders and Directors of
TVA SUL SANTA CATARINA LTDA.


We have audited the accompanying balance sheet of TVA SUL SANTA CATARINA LTDA. (the "Company"), as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and period since inception, February 28, 1996 to December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SUL SANTA CATARINA LTDA. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and period since inception, February 28, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand

Sao Paulo, Brazil
March 17, 1998

TVA SUL SANTA CATARINA LTDA.

Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                   December 31,
                                                                 ---------------
                                                                  1997     1996
                                                                 ------   ------

                       ASSETS

Current assets
   Cash on hand and in banks                                     $   16   $ --
   Accounts receivable, net (Note 3)                                131       49
   Materials and supplies                                           410      420
   Advances to suppliers                                             11       19
   Accounts receivable from affiliated companies (Note 5)            22       23
   Other accounts receivable                                          1       31
                                                                 ------   ------

            Total current assets                                    591      542
                                                                 ------   ------

Property, plant and equipment, net (Note 7)                       4,431    2,470
Other                                                                 3     --
                                                                 ------   ------

            Total assets                                         $5,025   $3,012
                                                                 ======   ======





    The accompanying notes are an integral part of these financial statements

TVA SUL SANTA CATARINA LTDA.

Balance Sheets

December 31, 1997 and 1996
(in thousands of U.S. dollars)


                                                                December 31,
                                                             ------------------
                                                              1997       1996
                                                             -------    -------

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans                                                     $   241    $  --
   Suppliers                                                     312        335
   Taxes payable other than income taxes                          17          5
   Accrued payroll and related liabilities                        45         45
   Accounts payable to affiliated companies (Note 8)           4,465      1,256
   Other accounts payable (Note 4)                                42        107
                                                             -------    -------

            Total current liabilities                          5,122      1,748
                                                             -------    -------

Long-term liabilities
   Loans from related companies (Note 8)                       2,037      2,153
   Provision from claims (Note 13)                                 8       --
                                                             -------    -------

            Total long-term liabilities                        2,045      2,153
                                                             -------    -------

Shareholders' equity
   Paid-in capital (Note 9)                                        1          1
   Accumulated deficit                                        (2,143)      (890)
                                                             -------    -------

            Total shareholders' equity                        (2,142)      (889)
                                                             -------    -------

            Total liabilities and shareholders' equity       $ 5,025    $ 3,012
                                                             =======    =======

    The accompanying notes are an integral part of these financial statements

TVA SUL SANTA CATARINA LTDA.

Statements of Operations

for the year ended December 31, 1997 and for the period since inception, February 28, 1996 to December 31, 1996
(in thousands of U.S. dollars)


                                                        Year Ended December 31,
                                                        -----------------------
                                                           1997         1996
                                                         -------      -------

Gross revenues
   Monthly subscriptions                                 $ 1,979      $   103
   Installation                                              101           11
   Other                                                       3         --
   Revenue taxes                                            (155)          (3)
                                                         -------      -------

            Net revenue                                    1,928          111
                                                         -------      -------
Direct operating expenses
   Payroll and benefits                                      611          198
   Programming                                               711           20
   Technical assistance                                       47         --
   TVA magazine                                               69            9
   Other costs                                               634          535
                                                         -------      -------

                                                           2,072          762
                                                         -------      -------
Selling, general and administrative expenses
   Advertising and promotion                                 174           94
   Rent                                                       91           60
   Other administrative expenses                             163          106
                                                         -------      -------

                                                             428          260
                                                         -------      -------

Depreciation                                                 263           44
                                                         -------      -------

            Operating loss                                  (835)        (955)
                                                         -------      -------

Interest income                                              182         --
Interest expense                                            (643)        --
Translation                                                   59           95
Other nonoperating, net                                      (16)        --
                                                         -------      -------

            Loss before income taxes                      (1,253)        (860)
Income taxes                                                --           --
                                                         -------      -------

            Net loss                                     $(1,253)     $  (860)
                                                         =======      =======

    The accompanying notes are an integral part of these financial statements

TVA SUL SANTA CATARINA LTDA.

Statements of Changes in Shareholders' Equity

for the year ended December 31, 1997 and for the period since inception, February 28, 1996 to December 31, 1996
(in thousands of U.S. dollars)


                                            Paid-in
                                             Capital    Accumulated
                                             (Note 9)     Deficit        Total
                                             -------      -------       -------

Balance as of February 28, 1996              $     1      $   (30)      $   (29)

Net loss for the period                         --           (860)         (860)
                                             -------      -------       -------

Balance as of December 31, 1996                    1         (890)         (889)

Net loss for the period                         --         (1,253)       (1,253)
                                             -------      -------       -------

Balance as of December 31, 1997              $     1      $(2,143)      $(2,142)
                                             =======      =======       =======


    The accompanying notes are an integral part of these financial statements

TVA SUL SANTA CATARINA LTDA.

Statements of Cash Flows

for the year ended December 31, 1997 and for the period since inception, February 28, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                         1997       1996
                                                                                        -------    -------
Cash flows from operating activities:
   Net loss                                                                             $(1,253)   $  (860)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Depreciation                                                                          263         44
      Provision for doubtful accounts                                                       130       --
      Provision for claims                                                                    8       --
   Changes in operating assets and liabilities:
      Accounts receivable                                                                  (212)       (49)
      Advances to suppliers                                                                   8        (19)
      Other accounts receivable                                                              30        (53)
      Accrued interest                                                                     (143)       (31)
      Materials and supplies                                                                 10       (420)
      Other                                                                                  (2)      --
      Suppliers                                                                             (23)       335
      Taxes payable other than income taxes                                                  12          5
      Accrued payroll and related liabilities                                              --           46
      Other accounts payable                                                              3,144      1,363
                                                                                        -------    -------

            Net cash provided by operating activities                                     1,972        361
                                                                                        -------    -------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                             (2,224)    (2,490)
                                                                                        -------    -------

            Net cash used in investing activities                                        (2,224)    (2,490)
                                                                                        -------    -------

Cash flows from financing activities:
   Loans from banks                                                                         241       --
   Loans from related companies                                                              27      2,177
   Repayments of loans from related companies                                              --          (48)
                                                                                        -------    -------

            Net cash provided by financing activities                                       268      2,129
                                                                                        -------    -------

Net increase in cash on hand and in banks                                                    16       --
Cash on hand and in banks at beginning of the period                                       --         --
                                                                                        -------    -------

            Cash on hand and in banks at end of the period                              $    16    $  --
                                                                                        =======    =======

Supplemental cash disclosure
            Cash paid for interest                                                         --         --
                                                                                        -------    -------

Supplemental noncash financial activities
            Accrued interest on related company loans refinanced as principal balance   $   143    $  --
                                                                                        =======    =======


    The accompanying notes are an integral part of these financial statements

TVA SUL SANTA CATARINA LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.   The Company and its principal operations

     The financial statements have been prepared to reflect the results of TVA Sul Santa Catarina Ltda. (the "Company").

     TVA Sul Santa Catarina Ltda. renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.   Summary of significant accounting policies

     Significant   policies   followed  in  the  preparation  of  the  financial
     statements are described below:

2.1  Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


2.3  Currency remeasurement (Continued)

     Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.1164 to US$1 in effect on December 31, 1997, and R$1.0394 to US$1 in effect on December 31, 1996. Translation gains and losses are recognized in the income statement.

     Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1997 and 1996 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

2.6  Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.7  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 7.

2.9  Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


2.10 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

3.   Accounts receivable, net

     As of December 31, 1997 and 1996, accounts receivable were comprised of:

                                                           December 31,
                                                        ------------------
                                                         1997         1996
                                                        -----        -----

     Subscriptions                                      $ 239        $  47
     Installation fees                                     24            4
     Provision for doubtful accounts                     (132)          (2)
                                                        -----        -----

                                                        $ 131        $  49
                                                        =====        =====

4.   Other accounts payable

     As of December 31, 1997 and 1996, other accounts payable were comprised of:

                                                           December 31,
                                                        ------------------
                                                         1997         1996
                                                        -----        -----

     Advance payments received from customers           $   4        $--
     Importation expenses payable                        --             93
     Others                                                38           14
                                                        -----        -----

                                                        $  42        $ 107
                                                        =====        =====

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


5.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997:

                                                          December 31,
                                                        ------------------
                                                         1997         1996
                                                        -----        -----

     Tevecap S.A
       Loans payable                                    $--          $  87

     TVA Sistema de Televisao S.A
       Accounts receivable                                 22           23
       Accounts payable                                  --              2
       Loans payable                                      101         --

     TVA Parana Ltda
       Accounts payable                                    13          126
       Loans payable                                    1,936        2,066

     Net interest income                                 --           (143)

     TVA Sul Participacoes S.A
       Accounts payable                                 4,447        1,128

     CCS - Camboriu Cable Systems de
       Telecomunicacoes Ltda.
       Accounts payable                                     5         --

     The related company loans are denominated in reais and are subject to interest charges at the market rate which ranged from 3.85% to 3.93% per month in December 1997 (1.8% to 2.2% per month in December 1996). Such loans are renewable every year on December 31.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


6.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                           December 31,
                                                        ------------------
                                                         1997         1996
                                                        -----        -----

     Deferred tax assets:
       Net operating loss carryforwards                 $ 604        $ 188
       Deferred charges                                    71           97
                                                        -----        -----

                   Total gross deferred tax asset         675          285
                                                        -----        -----

       Less valuation allowance                          (675)        (285)
                                                        -----        -----
       Net deferred tax asset                           $--          $--
                                                        =====        =====

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                        Year Ended December 31,
                                                        -----------------------
                                                           1997        1996
                                                         -------     -------

     Loss before income taxes and minority interest      $ 1,253     $   860
     Statutory income tax rate                             33.00%      33.00%
                                                         -------     -------
                                                             413         284

     Monetary correction over U.S. dollar on tax losses      (13)       --
     Others                                                  (10)          1
                                                         -------     -------

     Consolidated income tax benefit for the period          390         285
     Increase in valuation allowance                        (390)       (285)
                                                         -------     -------

                                                         $  --       $   --
                                                         =======     =======

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


7.   Property, plant and equipment, net

     As of December 31, 1997 and 1996, property, plant and equipment were comprised of:

                                                   Annual
                                                Depreciation
                                                    Rate               December 31,
                                                               -----------------------------
                                                      %             1997             1996
                                                               -------------   -------------
        Machinery and equipment                      10        $        384    $         192
        Converters                                   10                 315               98
        Leasehold improvements                       25                  53                2
        Furniture and fixtures                       10                  50               47
        Premises                                     10                 285                6
        Vehicles                                     20                  51               51
        Software                                     20                  20               14
        Tools                                        10                   3           --
        Reception equipment                          20                 582           --
        Cable plant                                  10               3,052            2,052
                                                               ------------    -------------

                                                                      4,795            2,462
                                                               ------------    -------------

        Telephone line use rights                                        41           --
        Others                                                       --                   53
        Accumulated depreciation                                       (405)             (45)
                                                               ------------    -------------

                                                               $      4,431    $       2,470
                                                               ============    =============


8.   Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


9.   Paid-in capital

     Paid-in capital as of December 31, 1997 and 1996 was comprised of:

                                                            1997                                    1996
                                            -------------------------------------   ------------------------------------
                                                   US$                Shares               US$               Shares
                                            ------------------   ----------------   ----------------   -----------------
          Leonardo Petrelli Neto            $        --                         1    $      --                         1
          TVA Sul Participacoes S.A.                         1                199                  1                 199
                                            ------------------   ----------------   ---------------    -----------------

                                            $                1                200    $             1                 200
                                            ==================   ================   ===============    =================

     Paid-in capital represents registered common shares without par value.

10.  Loan guarantees

     In November 1996, Tevecap S.A., the parent of the Company's parent, TVA Sul Participacoes S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

11.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


12.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1997, contributions made by the Company to the Health Care Plan and certain affiliated companies to Associacao Abril de Beneficios amounted to $22.


13.  Supplementary information - valuation and qualifying accounts and reserves

                                                  Deferred
                                                  Taxation        Provision for       Provision
                                                  Valuation          Doubtful            for
                                                  Allowance          Accounts           Claims
                                                --------------    --------------     ------------
        Balance as of December 31, 1996         $         285     $           2      $      --
        Additions charged to expense                      390               130                 8
                                                -------------     -------------      ------------
        Balance as of December 31, 1997         $         675     $         132      $          8
                                                =============     =============      ============


14.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1997 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $1,253 and $860 for the year ended in December 31, 1997 and for the period since inception, February 28, 1996 to December 31, 1996, respectively. In addition, the Company had negative working capital of $4.531 at December 31, 1997.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.

TVA SUL SANTA CATARINA LTDA.

(in thousands of U.S. dollars)


15.  Recent accounting pronouncements

     In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under generally accepted accounting principles bypass reported net income. SFAS No. 130 requires that comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements and requires an entity to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. Management is currently considering the impact of SFAS No. 130, but does not believe it will have a material effect on the Company's consolidated financial statements.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for public companies to report certain financial information about operating segments in interim and annual financial statements. Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in assessing performance and deciding how to allocate resources. SFAS No. 131 also requires public companies to report certain information about their products and services and the geographic areas in which they operate. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 131 does not need to be applied to interim financial statements in the initial year of its application, but such comparative information will be required in interim statements in the second year. At this time, management is assessing the impact of SFAS No. 131 and has not determined whether the new reporting provisions will require supplemental disclosures by the Company.

16.  Subsequent events

     Management of the Company have completed an evaluating of its operations and determined that Brazil no longer constitutes a highly inflationary economy. The effective date of this change is January 1, 1998. Management of the Company is currently performing an assessment in order to determine the functional currency of the Company.

                                    GLOSSARY


     ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

     ABC Class households: The highest three classes of Brazilian households based upon the achievement of a total of 10 points or higher on the classification scale used by the Associacao Brasileira de Anunciantes (Brazilian Advertisers Association) to determine a household's socio-economic class, which ranges from A to E depending on the education level of the head of the household, the possession by the household of certain items of material comfort, including automobiles, television sets and other household items, and the hiring of domestic servants by the household.

     Abril:   Abril  S.A.,  the  leading  magazine   publishing,   printing  and
distribution company in Latin America.

     Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

     BBC: British Broadcasting Corporation.

     BNDES: Banco National de Desenolvimento Economico e Social, the national development bank owned by the Brazilian Government.

     Brasilsat: A satellite operated by Embratel through which the Company provides C-Band service.

     C-Band: A satellite transmission system which provides a signal on the "c" bandwidth.

     Cable: A Cable network employs electromagnetic transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers' television sets. Networks may allow one-way (from a headend to a residence and/or business) or two-way transmission from a headend to a residence and/or business with a data return path for the headend.

     Cable license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing Cable services for a specific franchise/license area.

     Canbras: Canbras Communications Corp., a Canadian corporation.

     Canbras Association Agreement: Association Agreement dated June 14, 1995, among Tevecap, TVA Sistema, the Canbras TVA Companies, Canbras and Canbras-Par.

     Canbras TVA Companies: Canbras TVA Cabo and TV Cabo Santa Branca.

     Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada.

     Canbras TVA: The operations of Canbras TVA Cabo and TV Cabo Santa Branca, in each of which Tevecap holds a 36.0% equity interest and Canbras Par holds a 64.0% equity interest.

     Canbras-Par:   Canbras   Participacoes,   Ltda.,   a   Brazilian   limitada
wholly-owned by Canbras.

     CBC: California Broadcasting Center, an uplink center for GLA located in Long Beach, California.

     CBS: CBS, Inc.

     Central Bank: Central Bank of Brazil (Banco Central do Brasil)

     Chase Parties: Two wholly owned subsidiaries of CMIF through which CMIF holds its equity interest in Tevecap.

     Churn: With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

     Cisneros Group: Cisneros Group of Companies, which holds a 10% interest in GLA through Darlene Investments.

     CMIF: Chase Manhattan International Finance Ltd., an affiliate of The Chase Manhattan Bank which holds a 8.1% interest in Tevecap through two wholly owned subsidiaries.

     Coaxial cable: Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional Cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

     Comercial Cabo Sao Paulo: Comercial Cabo TV Sao Paulo Ltda., a Brazilian limitada in which Tevecap holds a 99% equity interest.

     Company: Tevecap, together with its consolidated subsidiaries.

     CPL: Cable Participacoes Ltda., a Brazilian limitada, jointly owned by Hearst and ABC, which limitada holds a 2.0% equity interest in Tevecap.

     CPCT: Centrais Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

     CVM: Comissao de Valores Mobiliarios, the securities commission of Brazil.

     Darlene Investments: Darlene Investments, LLC, a Cayman Islands limited liability company which is part of the Cisneros Group of Companies.

     DBS: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

     DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Sistema, respectively.

     De Santi & Vallone: De Santi & Vallone Antennas & Telecommunications Consultants.

     DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

     DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

     DLA: DIRECTV Latin America, a California corporation wholly-owned by Hughes Communications that holds a 60% equity interest in GLA.

     Embratel: Empresa Brasileira de Telecomunicacoes, the Brazilian government-owned company authorized to provide satellite telecommunications services utilizing the Sistema Brasiliero de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System).

     Equity Subscribers: Subscribers to the Operating Ventures adjusted for the Company's equity ownership in the Operating Ventures.

     ESPN: ESPN, Inc., in which ABC has an 80.0% equity interest and Hearst has a 20.0% equity interest.

     ESPN Agreement: Quotaholders Agreement, dated June 26, 1995, among Tevecap, TVA Sistema, ESPN Brazil, Inc. and ESPN Brasil Ltda.

     ESPN Brasil: Programming provided by ESPN Brasil Ltda.

     ESPN Brazil, Inc.: A Delaware corporation wholly owned by ESPN.

     ESPN Brasil Ltda.: ESPN do Brasil Ltda., a Brazilian limitada in which Tevecap holds a 50.0% equity interest and ESPN Brazil, Inc., holds a 50.0% equity interest.

     Event Put: A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares.

     EximBank: The Export-Import Bank of the United States.

     EximBank Facility: A credit facility, dated December 9, 1996, among Tevecap, as Guarantor, TVA Sistema, as borrower, and The Chase Manhattan Bank, N.A., as lender. The EximBank will guarantee 85% of amounts borrowed under the EximBank Facility.

     Falcon International: Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

     Falcon Time Put: A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that Tevecap purchase all or a portion of the shares held by Falcon International.

     Fiber-optic cable: Cable made of glass fibers through which signals are transmitted as pulses of light. Fiber-optic cable has the capacity for a large number of channels.

     Financial Statements: The audited financial statements of Tevecap and its subsidiaries and the notes thereto included herein.

     Fox: Twentieth Century Fox Television International.

     Galaxy Brasil: Galaxy Brasil S.A., a wholly-owned subsidiary of Tevecap which operates Brazil's first Ku-Band system.

     Galaxy Brasil Leasing Facility: A five-year, $49.9 million lease and sale-leaseback facility entered into in March 1997 by Galaxy Brasil, as lessee, and Citibank, N.A., as lessor.

     Galaxy Latin America: Galaxy Latin America, LLC, a Delaware limited liability company the members of which are DLA, which holds a 60.0% equity interest, Darlene Investments, which holds a 20.0% equity interest, TVA Communications, which holds a 10% equity interest, and Grupo Frecuencia Modulada Television, which holds a 10.0% equity Interest.

     Galaxy III-R: A satellite owned and operate by Hughes Communications through which Galaxy Brasil provides DIRECTV service.

     GLA: Galaxy Latin America.

     GLA Agreement: Limited Liability Company Agreement of Galaxy Latin America, LLC, dated April 11, 1997.

     Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

     Globo Cabo: Globo Cabo S.A., a Cable service provider in Brazil.

     Globo Par: Globo Comunicacoes e Participacoes Ltda.

     Grupo Midia: Grupo de Midia Sao Paulo.

     Grupo Frecuencia Modulada Television: Grupo Frecuencia Modulada Television, S.A. de C.V., a Mexican corporation wholly owned by Grupo MVS.

     Grupo MVS: Grupo MVS, S.A. de C.V., a Mexican corporation.

     Guarantors: TVA Sistema de Televisao S.A., Galaxy Brasil S.A., TVA Sul Participacoes S.A., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Santa Catarina Ltda., TVA Sul Foz do Iguacu Ltda, TVA Distribuidora S.A., TVA Programadora Ltda. and TVA Satelite Ltda.

     HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 15.3% equity interest in Tevecap.

     HBO Brasil: Programming provided by HBO Brasil Partners.

     HBO Brasil Ltda: A Brazilian limitada, wholly owned by HBO Partners, that distributes HBO programming in Brazil.

     HBO Brasil Partners: HBO Brasil Partners Ltd., a joint venture between TVA, which holds a 24.0% equity interest, and HBO Ole Partners, which holds a 76.0% equity interest.

     HBO Ole Partners: A partnership among Time Warner Entertainment Company, L.P., SPE Latin American Acquisition Corporation, Ole Communications, Inc. and BVI Television Investments, Inc.

     Headend: A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines. Signals, when processed, are then combined for distribution within the Cable network.

     Hearst: The Hearst Corporation.

     Hearst/ABC Parties: HABC II and CPL.

     Hearst/ABC Programming Agreement: Programming Agreement, dated December 6, 1995, among Tevecap, Hearst and ABC.

     Homes Passed: Homes that can be connected to a Cable distribution system without further extension of the distribution network.

     Hughes Communications: Hughes Communications, Inc.

     Hughes Electronics: Hughes Electronics Corporation.

     IBGE: Instituto Brasileiro de Geografia e Estatistica.

     IBOPE: Instituto Brasileiro de Opiniao Publica e Estatistica.

     Indenture: The Indenture, dated as of November 26, 1996, among Tevecap, Tevecap's Restricted Subsidiaries, Chase Manhattan Bank Trustee Ltd., as trustee, and Chase Trust Bank, as paying agent in connection with the Notes.

     Independent Operators: Independent pay television system operators to which TVA sells programming.

     Interactive services: Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

     Irmaos Reis: Distribuidora Irmaos Reis S.A., a Brazilian corporation in which Abril holds a 30.5% equity interest.

     Ku-Band: A satellite transmission system which provides a signal over the "ku" bandwidth.

     License Subsidiaries: Companies that hold pay television licenses covering the operation of certain of the Owned Systems.

     Local Operating Agreement: Local Operating Agreement, dated July 26, 1996, between GLA and Tevecap.

     LOS: An unobstructed "Line of Sight" from any of the Company's MMDS headends to a subscriber's antenna.

     MGM: Metro Goldwyn Mayer, Inc.

     Ministry of Communications: The Brazilian Ministry of Communications, authorized to regulate the Brazilian subscription television industry pursuant to the Brazilian Telecommunications Code of 1962.

     MMDS (Multi-channel multi-point distribution system): A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

     MMDS license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing MMDS services for a specific franchise/license area.

     MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50.0% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

     Multicanal: Multicanal Participacoes S.A., a Cable service provider in Brazil.

     NBC: National Broadcasting Company, Inc.

     NDS: News Digital Systems Limited, a wholly-owned subsidiary of News Corporation.

     Net Brasil: Net Brasil S.A., a Cable and MMDS service provider in Brazil.

     Net Sat: Net Sat Servicos Ltda., TVA's competitor in DBS Service, in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited, and Grupo Televisa, S.A. of Mexico.

     News Corporation: News Corporation plc.

     the Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

     Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

     Owned Systems: TVA Sistema, TVA Sul and Galaxy Brasil.

     PanAmSat: PanAmSat Corporation, the current owner and operator of the PAS-III satellite.

     Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Currently only offered in Brazil by TVA through DIRECTV, and envisioned as a means of providing certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

     Penetration rate: The measurement of the take-up of Cable services. The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such date by the total number of homes passed in such system.

     Programming Ventures: HBO Brasil Partners and ESPN Brasil Ltda.

     RBS: RBS Participacoes S.A., a Cable and MMDS service provider in Brazil.

     Real Plan: A Brazilian Government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

     Regulatory Put: A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction.

     Revenue per subscriber: Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

     SAP: Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

     SBT: TVSBT--Canal 4 de Sao Paulo S.A., a Brazilian national off-air channel.

     Securities Act: United States Securities Act of 1933, as amended.

     Smart Card: Encoded card placed in a decoder used for Ku-Band service. The Smart Card is used to regulate access to Ku-Band services.

     Sony: Sony Pictures Entertainment, Inc.

     Stockholders: HABC II, CPL, Robert Civita, Abril, the Chase Parties and Falcon International.

     Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

     Subsidiary Guarantees: Guarantees executed by each of Tevecap's Restricted Subsidiaries (as defined in the Indenture).

     SurFin: SurFin Ltd., a corporation organized under the laws of the Bahamas, the (direct and indirect) shareholders of which are Tevecap, holding 20.5%, DIRECTV International Inc., a subsidiary of Hughes Communications, holding 39.3%, Darlene Investments, holding 20.4%, and Grupo Frecuencia Modulada Television, holding 19.8%.

     SurFin Credit Facility: A three year $150.0 million credit facility between SurFin and Citicorp USA, Inc., as administrative agent, under a syndicated credit agreement, dated September 24, 1996.

     Tambore Facility: TVA's Ku-Band uplink center located in the city of Tambore in greater Sao Paulo.

     Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

     Telephony: The provision of telephone service.

     Tevecap: Tevecap S.A.

     Time Warner: Time Warner Entertainment Company, L.P.

     Trunk: The "transportation" component within a Cable and/or broadband network architecture that carries the system product to the distribution portion of the architecture, which in turn goes to customers' homes.

     TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64.0% equity interest.

     TV Filme: TV Filme, Inc., a Delaware corporation in which Tevecap currently holds a 14.7% equity interest, Warburg, Pincus Investors, L.P. currently holds a 38.8% equity interest, members of the Lins family currently hold a 16.2% equity interest, public stockholders currently hold a 28.15% equity interest and certain individuals own the remaining 2.15% equity interest.

     TV Filme Service Area: Brasilia, Belem and Goiania.

     TV Group: The operations of TVA excluding the operations and results of Galaxy Brasil.

     TV Homes: The number of households in a given area possessing at least one television set.

     TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53.0% equity interest and in which the remaining 47.0% is currently held by various Abril shareholders.

     TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates.

     TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50.0% equity interest and in which the remaining 50.0% is currently held by various Abril shareholders.

     TVA Communications: TVA Communications Ltd., a British Virgin Islands company wholly-owned by Tevecap, through which Tevecap holds a 10.0% equity interest in Galaxy Latin America.

     TVA Curitiba: TVA Curitiba Servicos em Telecommunicacoes Ltda., a Brazilian limitada in which Tevecap held an 80.0% equity interest and Leonardo Petrelli held a 20.0% equity interest prior to TVA Curitiba's merger into TVA Parana Ltda. and the reorganization of TVA Parana Ltda. as a subsidiary of TVA Sul Participacoes S.A. in October 1996.

     TV Globo: A provider of off-air programming in Brazil and an affiliate of Globo.

     TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 98.0% equity interest Robert Civita, a Brazilian national, holds a 2.0% equity interest.

     TVA Sul: The operations of TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Santa Catarina, Ltda. and TVA Sul Foz do Iguacu Ltda., which are wholly-owned subsidiaries of TVA Sul Participacoes S.A., a Brazilian corporation in which Tevecap holds an 86.0% equity interest and Abril holds the remaining 14.0% equity interest.

     UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

     VCR: Video cassette recorders.

     Viacom International: Viacom International (Netherlands B.V.).