Form 20-F/A
period 1997-12-31
TEVECAP S A; TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; GALAXY BRASIL S A; TVA SUL PARTICIPACOES S A; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA SUL FOZ DO IGUACU LTD; TVA SOUTH SANTA CATARINA LTD
filed 1998-06-15
CIK 1034029, 1034031, 1034032, 1034033, 1034034, 1034035, 1034036, 1034038, 1034040, 1037386

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      ------------------------------------
                                   Form 20-F/A
                      ------------------------------------



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

                         YES _X_              NO ___

     Indicate by check mark which financial statements item the registrant has elected to follow:

                     ITEM 17 ____        ITEM 18 __X__

================================================================================

                                TABLE OF CONTENTS

                                     PART I


ITEM 1.       DESCRIPTION OF BUSINESS..........................................1
ITEM 9.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS.......................................37


GLOSSARY.....................................................................A-1

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

Programming Distribution and Markets

     The following table sets forth information regarding the markets in which TVA operates systems and distributes programming:

                                                                                                              Average
                                                                                                              Revenue       Pay
                                                                                                             per Month    Television
                                         Service Launch          TV            Class ABC                        per      Programming
                                              Date              Homes(a)      TV Homes(a)     Subscribers    Subscriber   Channels
                                              ----              --------      -----------     -----------    ----------   --------

Owned Systems
MMDS
TVA Sistema
        Sao Paulo ..................      September 1991       4,400,650       1,917,608         117,304      $40.03          27
        Rio de Janeiro .............        March 1992         2,659,472         964,804          99,874       39.63          26
TVA Sul
        Curitiba ...................        March 1992           568,048         236,560          23,735       35.26          15
Cable(b)
TVA Sistema
        Sao Paulo ..................       October 1994        4,400,650       1,917,608          58,541       37.51          53
TVA Sul
        Curitiba ...................       January 1995          568,048         263,560          15,169       35.57          45
        Camboriu ...................        June 1996             37,618          22,686           6,144       30.88          49
        Foz do Iguacu ..............        June 1996             46,669          29,151           8,541       24.96          50
        Florianopolis ..............      September 1996         155,382          53,001           5,866       33.25          48
                                                                                               ---------
Total MMDS and Cable
  Subscribers ......................           --                     --              --         335,174          --          --
                                                                                               ---------
DBS
TVA Sistema/Galaxy
Brasil(c) ..........................        March 1995        36,400,000      15,238,518         211,209       44.05          76 (d)
Subscribers Awaiting
  Installation .....................           --                     --              --          17,963          --          --
                                                                                               ---------
Total Subscribers-Owned
  Systems ..........................           --                     --              --         564,346          --          --
                                                                                               =========
Households Receiving
  TVA Programming
Owned Systems ......................           --                     --              --         564,346          --          --
                                                                                               ---------
Operating Ventures
MMDS
TV Filme, Inc.
        Brasilia ...................        July 1993            424,542         273,135          63,047      $47.78          24
        Goiania ....................      December 1994          319,434         140,498          29,875       43.95          24
        Belem ......................      December 1994          193,106         123,820          18,322       46.57          24
Cable
Canbras TVA
        Four cities(e) .............        April 1996           222,358         152,773          30,904          --          45
                                                                                               ---------
Total-Operating Ventures ...........           --                     --              --         142,148          --          --
                                                                                               =========
Independent Operators
(53 Independent
  Operators) .......................           --                     --              --         669,543          --          --
                                                                                               ---------
Total ..............................           --                     --              --       1,376,037          --          --
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


(d) Represents Ku-Band operations. C-Band operations provide 26 channels (including nine SAP channels).


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


     Galaxy Brasil receives programming from GLA, including programming which GLA purchases from TVA. Additionally, GLA provides scheduling and related services to Galaxy Brasil for use with DIRECTV. GLA distributes programming to Brazil through the transmission of an encoded signal via the Galaxy VIII-i (launched in December 1997 and replacing the Galaxy III-R satellite) satellite utilizing 32 transponders to a subscriber's 60 centimeter dish antenna which can be mounted outside a window or on a rooftop. The signal is then transmitted to an integrated receiver decoder in the subscriber's home. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. A unit of Hughes Electronics leases the Galaxy VIII-i satellite and provides the use of the satellite and related services to GLA, which, in turn, charges Galaxy Brasil a royalty on a per subscriber basis for the use of the satellite transponders and related services. The orbital location of the Galaxy VIII-i satellite enables the Company to offer more than 150 channels through DIRECTV service to substantially all of the TV Homes in Brazil, substantially all of which are able to use a 60-centimeter dish antenna due to the Galaxy VIII-i's expanded footprint. In addition, the Galaxy VIII-i satellite provides a significant improvement in signal quality, even under adverse weather conditions, although tall buildings and other tall structures may block reception of the DIRECTV programming signal. With DIRECTV service, TVA provided 76 channels of video programming (including 24 pay-per-view channels) and 33 channels of audio programming as of April 1, 1998. TVA owns and has made a substantial investment in a satellite uplink center for the Brazilian DIRECTV service in Tambore in greater Sao Paulo (the "Tambore Facility"). The Tambore Facility is used to uplink programming to the Galaxy VIII-i satellite.


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


     Uplink Facilities. A major part of the delivery of TVA's DBS service, whether Ku-Band or C-Band, is the collection of programming and the transmission, or uplinking, of such programming to the Galaxy VIII-i satellite and the Brasilsat satellite, respectively. Upon receipt of programming, the Company processes, compresses, encrypts, multiplexes (combines with other channels) and modulates (prepares for transmission to the satellite at a designated carrier frequency) such programming. The Company uses uplink facilities of Embratel in Sao Paulo to service its existing C-Band service. TVA delivers its programming to the Embratel uplink center via microwave transmission, where it is prepared for transmission to the Brasilsat satellite using equipment provided by TVA. For its DIRECTV service, the Company has built the Tambore Facility, an uplink center, for a total cost of approximately $20 million in Tambore in the State of Sao Paulo consisting of an uplink antenna and ancillary equipment. The Tambore Facility has operated since June 1996 and is used to uplink Brazilian programming to the Galaxy VIII-i satellite. Through the Galaxy VIII-i satellite, programming from Galaxy Brasil is mixed with programming from the California Broadcast Center (the "CBC") in Long Beach and with programming provided by members of the Cisneros Group through an uplink facility in Venezuela and by Grupo Frequencia Modulada Television through its uplink facility in Mexico, for delivery to subscribers in Brazil and other countries to which GLA provides DIRECTV service. The Tambore Facility and the uplink facilities in Venezuela, Mexico and the United States are equipped with full emergency power generation equipment and other emergency facilities to enable GLA to avoid signal disruptions. As of April 11, 1997, California Broadcast Center, LLC, a new Delaware limited liability company, was established, the principal asset of which is GLA's satellite uplink facility. The new company is owned by two subsidiaries of Hughes Electronics. In connection with the establishment of the new company, TVA Communications and Tevecap have agreed, pursuant to an Indemnification Agreement, dated April 11, 1997 (the "Indemnification Agreement"), to provide certain indemnities in favor of GLA, DLA, the newly-established company and its shareholders. To secure its obligations under the Indemnification Agreement, Tevecap has agreed to pledge its equity interest in GLA, as well as any future notes or interest it may hold relating to the uplink facility.


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


     Equity in losses (income) of affiliates and Gain on issuance of shares by equity investee. For the year ended December 31, 1997, Equity in losses (income) of affiliates amounted to a loss of $6,851, as compared to a loss of $8,532 in the same period of 1996, a decrease in loss of $1,681. The loss was principally related to the sustained losses at ESPN Brasil. The Gain on issuance of shares by equity investees amounted to $1,160 for the year ended December 31, 1997 and was due to a capital gain from HBO Brasil Partners in connection with the entrance of Buena Vista Investments, Inc. (an affilate of Disney Enterprises Inc.) as a partner in HBO Ole Partners.


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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.



By: /s/ Jose Augusto P. Moreira
   --------------------------------------
Name:   Jose Augusto P. Moreira
Title:  Officer


By: /s/ Claudio Cesar D'Emilio
   --------------------------------------
Name:   Claudio Cesar D'Emilio
Title:  Officer



Date:   June 12, 1998

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


     Galaxy VIII-i: A satellite owned and operated by Hughes Communications through which Galaxy Brasil provides DIRECTV service. Galaxy VIII-i was launched in December 1997 and replaced Galaxy III-r satellite with respect to the transmission of GLA programming.


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

     Hughes Communications: Hughes Communications, Inc.

     Hughes Electronics: Hughes Electronics Corporation.

     IBGE: Instituto Brasileiro de Geografia e Estatistica.

     IBOPE: Instituto Brasileiro de Opiniao Publica e Estatistica.


     Indenture: The Indenture, dated as of November 26, 1996, among Tevecap, Tevecap's Restricted Subsidiaries, Chase Manhattan Bank, as trustee, and Chase Trust Bank, as principal paying agent in connection with the Notes.


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


     Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Pay-per-view channels currently provide certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.


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