Form 20-F
period 1998-12-31
TEVECAP S A; TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; GALAXY BRASIL S A; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA DISTRIBUIDORA SA; TVA PROGRAMADORA LTDA; TVA SATELITE LTDA
filed 1999-05-19
CIK 1034029, 1034031, 1034032, 1034033, 1034035, 1034036, 1034038, 1061171, 1061172, 1061173

As Filed with the Securities and Exchange Commission on May 19, 1999.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                   Form 20-F

                               ------------------

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                     Commission file number _______________

                               ------------------

                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

        TEVECAP INC.                           THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's                   (Jurisdiction of incorporation or
name into English)                              organization)

                               Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                   04552-904
                          (Telephone: 55-11-821-8550)
         (Address and telephone number of principal executive offices)

                               ------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                    ---------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                    ---------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

      12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., Galaxy Brasil Ltda., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Distribuidora S.A., TVA Programadora Ltda., TVA Satelite Ltda., TVA Banda C Ltda., TVA Network Ltda. and TVAPAR S.A.

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            226,338,285 Common Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                              YES |X|       NO |_|

      Indicate by check mark which financial statements item the registrant has elected to follow:

                          ITEM 17 |_|       ITEM 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS..............................................1
ITEM 2.   DESCRIPTION OF PROPERTY.............................................21
ITEM 3.   LEGAL PROCEEDINGS...................................................21
ITEM 4.   CONTROL OF REGISTRANT...............................................22
ITEM 5.   NATURE OF TRADING MARKET............................................24
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
            HOLDERS...........................................................25
ITEM 7.   TAXATION............................................................26
ITEM 8.   SELECTED FINANCIAL DATA.............................................30
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS..........................................35
ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........51
ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT............................52
ITEM 11.  COMPENSATION FOR DIRECTORS AND OFFICERS.............................53
ITEM 12.  OPTIONS TO PURCHASE SECURITIES......................................54
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS......................54

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED..........................56

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.....................................57
ITEM 16.  CHANGES IN SECURITIES AND CHANGES
            IN SECURITY FOR REGISTERED SECURITIES.............................57
ITEM 17.  FINANCIAL STATEMENTS................................................57
ITEM 18.  FINANCIAL STATEMENTS................................................57
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS...................................57

INDEX TO THE FINANCIAL STATEMENTS.............................................58
GLOSSARY.....................................................................A-1

Presentation of Certain Information

      Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated Financial Statements of Tevecap and Subsidiaries (the "Tevecap Financial Statements" and together with the Financial Statements of TVA Sistema de Televisao S.A., CCS Camboriu Cable System de Telecomunicacoes Ltda., and TVA Sul Parana Ltda. included elsewhere in this Annual Report on Form 20-F for the Year ended December 31, 1998 (the "Annual Report"), the "Financial Statements") of the Company. Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 1998 of R$1.2087 = US$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See "Item 6: Exchange Controls and Other Limitations Affecting Security Holders." All references in this Annual Report to
(i) "US Dollars,""dollars," "$" or "US$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais. Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1991 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE"). There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1991 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 1998. The term DIRECTV(R) ("DIRECTV") (DIRECTV(R) is a registered trademark of Hughes Electronics Corporation ("Hughes Electronics")) refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America. Data concerning total MMDS, Cable, C-Band or Ku-Band subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of the pay television systems of the Company and the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy.

Forward-Looking Statements

      THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH ARE FORWARD-LOOKING WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS OFFICERS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS ANNUAL REPORT, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "DESCRIPTION OF BUSINESS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

      The following description is qualified in its entirety by reference to the agreements entered into as of May 18, 1999 among the Company, Abril and certain subsidiaries of the Company to sell the Company's DBS Systems to Galaxy Latin America, DIRECTV Latin America, Inc. and Darlene Investments Ltd. On the date hereof, the Company initiated a tender offer for all of the Notes, together with a consent solicitation for consent by Noteholders to eliminate the restrictive covenants contained in the Indenture. See "Recent Developments."

General

      TVA is a leading pay television operator in Brazil and is one of the country's largest pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. With approximately 620,000 subscribers, TVA offers pay television services utilizing four distribution technologies: MMDS, Cable, digital Ku-Band and digital C-Band. Additionally, TVA has interests in HBO Brasil Partners and ESPN Brasil Ltda., two programming joint ventures (the "Programming Ventures"). Through owned, affiliated and independent pay television operators, TVA programming reaches approximately 1.2 million pay television households. TVA is a majority owned subsidiary of Abril, S.A. ("Abril"), Latin America's leading magazine publishing, printing and distribution company. TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and Chase Manhattan International Finance Ltd. ("CMIF").

      The Company conducts its pay television operations through four owned operating systems (the "Owned Systems"): TVA Sistema, TVA Sul, TVA Banda C and Galaxy Brasil. Through the MMDS and Cable systems of TVA Sistema and TVA Sul, the Company serves six cities with a combined population of approximately 18 million, including three of the seven largest cities in Brazil: Sao Paulo (population of 10.2 million), Rio de Janeiro (population of 5.7 million) and Curitiba (population of 1.5 million). The Company also holds minority interests in Canbras TVA and TV Filme (the "Operating Ventures"), which together provide pay television services to an additional seven cities with a total population of
6.5 million. In addition, the Company sells programming to, and receives a per subscriber fee from, unaffiliated pay television operators ("Independent Operators").

      The Company, through Galaxy Brasil, is the exclusive provider of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America ("GLA"), in which TVA holds a 10.0% equity interest (subject to dilution as described below). The other owners of GLA are a unit of Hughes Electronics and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. The Company, through TVA Banda C, also provides digital C-Band television service (together with Galaxy Brasil, the "DBS Systems").

      In 1998 the Company completed a corporate reorganization pursuant to which three new wholly-owned subsidiaries, TVA Distribuidora S.A., TVA Programadora Ltda. and TVA Satelite Ltda., became holding companies for the Company's interests in its Cable and MMDS operations, the Programming Ventures and the DBS Systems, respectively. This corporate reorganization did not result in any change in the Company's beneficial interests in its subsidiaries and affiliates.

Recent Developments

      Sale of DBS Systems and GLA Interest

      As of May 18, 1999 the Company entered into two agreements, referred to below, to sell its DBS Systems to Galaxy Latin America, and to sell its equity interest in Galaxy Latin America, Inc. and certain related assets to DIRECTV Latin America and Darlene Investments Ltd. (collectively, the "Proposed Sale"). At the same time, the Company is initiating a tender offer to purchase all of the Notes (the "Offer"), together with a consent solicitation (the "Solicitation") for consent by Noteholders to broadly amend the restrictive covenants contained in the Indenture.

      The Proposed Sale represents, in management's opinion, the best opportunity for addressing the Company's current financial situation. In recent years the Company has suffered recurring operating losses and has substantial negative working capital. These developments have been exacerbated by recent negative events occurring in the Brazilian economy, in particular a currency devaluation in the first quarter of 1999 and a general recession. As described below, the Company has failed to comply with certain obligations under its debt agreements and material contracts, which failures may result in the termination of certain of the Company's material agreements, acceleration of indebtedness, and the exercise of other remedies by the Company's creditors. As further discussed below, Arthur Andersen S/C, the Company's independent public accountants, has indicated in its audit report for the year ended December 31, 1998 that these factors "raise substantial doubt about [the Company's] ability to continue as a going concern".

      The Proposed Sale is subject to a number of conditions, including the execution of a Supplemental Indenture. Proceeds from the Proposed Sale will be used to fund the Offer and Solicitation. See "Company Rationale for the Proposed Sale" below.

      On May 18, 1999, a Master Agreement (the "Master Agreement") relating to the sale of the Company's equity interests in Galaxy Brasil Ltda. and TVA Banda C Ltda. was entered into among the Company, Galaxy Brasil Ltda. and TVA Banda C Ltda., as Sellers, Abril S.A., as a Seller-related entity, and GLA, as Purchaser. In addition, on May 18, 1999, the GLA Purchase Agreement relating to the sale of the Company's equity interests in GLA and SurFin Ltd, and certain assets related thereto, was entered into among the Company, TVA Communications Ltd. and TVA Finco Ltd., as Sellers, and Abril S.A. as Seller-related entity, and DIRECTV and Darlene as Purchasers (the "GLA Purchase Agreement" and, together with the Master Agreement, the "Agreements"). For purposes of this discussion, (i) GLA, DIRECTV and Darlene are referred to as the "Purchasers" and
(ii) the Company, Galaxy Brasil Ltda., TVA Banda C Ltda, TVA Communications Ltd. and TVA Finco Ltd. are referred to as the "Sellers".

      Pursuant to the Master Agreement, the Company has agreed to sell all of its interests in the following entities to GLA:

      o Galaxy Brasil Ltda. ("Galaxy Brasil" or "GLB"), a wholly-owned subsidiary of the Company and exclusive local operator of DIRECTV Ku-Band service in Brazil; and

      o TVA Banda C Ltda. ("TVA Banda C"), a subsidiary of the Company and operator of TVA's C-Band service.

      Pursuant to the GLA Purchase Agreement, the Company has agreed to sell all of its interests in the following entities and assets to DIRECTV and Darlene:

      o a 10% equity interest in GLA (subject to dilution as discussed below), which the Company owns through its British Virgin Islands subsidiary TVA Communications Ltd.;

      o a 20.5% equity interest in SurFin Ltd. ("SurFin"), a Bahamian limited liability company engaged in financing activities related to DIRECTV service throughout Latin America;

      o certain promissory notes (the "CBC Notes") in the aggregate principal amount of $7,124,800, representing indebtedness of California Broadcast Center LLC ("CBC"), a Delaware limited liability company the principal asset of which is a GLA satellite uplink facility; and

      o the CBC Class B Unit Purchase Warrants (# W-3) (the "CBC Warrants"), dated as of April 11, 1997, convertible into equity interests in CBC.

Galaxy Brasil and TVA Banda C are defined herein as the "Purchased Entities", and those entities and the assets referred to above are referred to collectively herein as the "Purchased Interests".

      Pursuant to the Agreements, the obligation of the Purchasers to complete the transactions contemplated by the Agreements is subject to the satisfaction or waiver of a number of conditions precedent on or prior to the Closing Date, including, but not limited to, the following:

      o Compliance with Indenture. The Proposed Sale must comply in all respects with the terms of the Indenture (as amended and supplemented by the Supplemental Indenture) relating to the Notes. In order to execute the Supplemental Indenture, the Company must receive the consent of bondholders representing at least a majority in aggregate principal amount of Notes (the "Requisite Consents") prior to June 3, 1999, unless extended (the "Consent Expiration Date"). Holders may not revoke their Consents or withdraw their tenders of Notes after the Consent Expiration Date.

      o Release of Subsidiary Guarantors. Upon the consummation of the Proposed Sale, all obligations of each of GLB and TVA Banda C, as Subsidiary Guarantors under the Indenture, must be automatically and unconditionally released and discharged, and each of GLB and TVA Banda C must cease to be a Subsidiary Guarantor under the Indenture. In addition, the Purchasers must receive an Acknowledgment of Release and Discharge, executed by the Trustee, acknowledging the release of each of GLB and TVA Banda C from all of their obligations as Subsidiary Guarantors under the Indenture.

      o Approval of ANATEL. The Proposed Sale, which involves a transfer of telecommunications assets and licenses related thereto, must be approved by the Agencia Nacional de Telecomunicacoes (National Telecommunications Agency or "ANATEL"), a regulatory body of the Brazilian federal government.

      o Absence of Material Adverse Change. The absence of any material adverse change in relation to the business, operations or condition of any of the Purchased Interests. A devaluation of the Brazilian real may be deemed to be a material adverse change if either (a) the closing spot exchange rate as of the day preceding the Closing Date or (b) the average closing spot exchange rate for the period of five business days preceding the Closing Date results in an exchange rate of the Brazilian real to the U.S. dollar greater than R$2.39.

      The Agreements are also subject to termination in certain circumstances, including the following:

      o Failure to Consummate the Consent Solicitation by June 15, 1999. The Agreements may be terminated by the Purchaser if the Requisite Consents pursuant to the Solicitation shall not have been obtained on or prior to June 15, 1999.

      o Failure of Closing to Occur by September 30, 1999. Either Agreement may be terminated by any party thereto if the Closing shall not have occurred on or before September 30, 1999.

      o Failure to Consummate the Consent Solicitation by July 15, 1999. The Agreements may be terminated by the Company if the Requisite Consents pursuant to the Solicitation shall not have been obtained on or prior to July 15, 1999.

      On the Consent Expiration Date, assuming the Company has received the Requisite Consents, in anticipation of the Closing GLA shall assume certain management responsibilities in connection with the operation of GLB, which may include providing or arranging financing for GLB, on a secured basis (to the extent that secured financing can be incurred under the terms of the Indenture). If the Closing of the Proposed Sale does not occur, GLA will relinquish such management responsibilities back to the Company.

      Pursuant to the terms of the Supplemental Indenture, the restrictive covenants will be substantially eliminated, so that the Proposed Sale will not result in any violation of, the Indenture. Upon consummation of the Proposed Sale, all obligations of each of GLB and TVA Banda C under the Indenture shall be automatically and unconditionally released and discharged in accordance with
Section 10.3(b) of the Indenture, and each of GLB and TVA Banda C shall cease to be a Subsidiary Guarantor under the Indenture, in each case effective immediately upon consummation of the Proposed Sale.

Sources of Funding for Payment of Tendered Notes

      The net cash proceeds of the Proposed Sale to the Company at the closing of the Proposed Sale (the "Closing") is expected to be approximately $140 million. The total consideration received by the Company will be comprised of the following main components:

      o in consideration for the Company's interests in GLA, SurFin, the CBC Notes and the CBC Warrants, the Company will receive a cash payment of $130 million;

      o in consideration for the equity interests of the Company in GLB and TVA Banda C, the Company will receive the following:

            (a) a cash payment currently estimated to be $10 million (consisting of a cash payment of $66.75 million, offset by certain royalties and other amounts due to GLA through the Consent Expiration Date under the Local Operating Agreement, dated July 29, 1996, between GLA and GLB, and to Hughes Electronics, in the amount of approximately $51 million as of April 30, 1999, which amount is expected to increase to approximately $57 million by the Consent Expiration Date);

            (b) a promissory note issued by GLA to the Company in the principal amount of $22.25 million, to bear interest at LIBID, which shall be payable only at maturity of the Note in one single payment two years from the Closing Date;

            (c) the release and/or amendment of certain guarantees given by the Company and TVA Sistema de Televisao S.A., a wholly-owned subsidiary of the Company, in respect of certain GLB obligations;

            (d) the Purchasers shall acquire GLB and TVA Banda C subject to the aggregate of dollar-denominated indebtedness of GLB and TVA Banda C, up to a maximum of $111.2 million; and

            (e) the Purchasers shall acquire GLB and TVA Banda C subject to the aggregate of real-denominated indebtedness of GLB to Abril, up to a maximum of R$70.9 million, to be repaid by GLB to Abril in cash immediately following the Closing.

      The consideration received by the Company for its equity interests in GLB and TVA Banda C will be subject to an upward or downward adjustment in accordance with certain purchase price adjustments based on the indebtedness and working capital of GLB and TVA Banda C as of the Consent Expiration Date, and for indemnification claims. Such adjustments may reduce the amount payable at Closing and under the GLA Promissory Note.

      Prior to the Consent Expiration Date the Company will have received from Bear, Stearns & Co. an opinion indicating that the total consideration received by the Company for the Purchased Interests is fair to the Company from a financial point of view.

      Concurrently with the consummation of the Proposed Sale, the net proceeds to the Company from the Proposed Sale will be delivered to The Chase Manhattan Bank, as Depositary, to fund the Total Consideration payable pursuant to the Offer. To the extent that the net proceeds to the Company from the Proposed Sale are less than the Total Consideration, the Company will obtain the remaining funds required to satisfy the Total Consideration from either the net proceeds of the sale of other assets of the Company or from a loan from its majority shareholder, Abril.

Company Rationale for the Proposed Sale

      The Proposed Sale represents, in management's opinion, the best opportunity for addressing the Company's current financial situation. Development of the Ku-Band business requires significant capital investment to achieve profitability, and over the last three years the Company has committed significant financial resources to the development and operation of its Ku-Band service. The recent changes in the Brazilian economy coupled with the relatively high cost of developing and operating the Company's Ku-Band service has adversely affected the Company's cash flow, and has caused the Company to suffer a significant liquidity shortage, leading to a deficiency in its net working capital, and resulting in the Company being unable to meet certain of its obligations, as more particularly described below.

      The early stages of the development of a Ku-Band service in a developing market such as Brazil require a substantial level of capital expenditures. Acquiring Ku-Band subscribers requires high levels of advertising to educate consumers about the characteristics and advantages of a satellite television service, a well-developed sales network to market the product to prospective subscribers, a customer service infrastructure capable of delivering a high level of service and the ability to provide financing of consumer equipment (mainly decoders), to subscribers. In the case of decoder costs, the devaluation of the dollar against the real in the first quarter of 1999 caused a significant increase in the cost in reais of equipment. These factors have adversely affected the Company's cash requirements and liquidity and have caused the Company's management to conclude that continued ownership of the Purchased Entities would require levels of future operating and capital expenditures that would be unduly burdensome for the Company to bear in the current financial environment.

      Arthur Andersen, the Company's independent accountants, has included in its audit report of the Company's financial statements for the year ended December 31, 1998 an "emphasis paragraph" which states that the Company's financial statements have been prepared on the assumption that the Company will continue as a going concern. In its report, Arthur Andersen has stated that the Company has suffered recurring losses and has a negative working capital that "raise substantial doubt about its ability to continue as a going concern". In a footnote to the Company's financial statements relating to its working capital deficiency, Arthur Andersen acknowledges that management's plans to continue as a going concern include efforts to generate the necessary cash flow to meet the Company's cost structure through sales of non-strategic assets, and an administrative cost reduction program implemented in the fourth quarter of 1998.

      As a result of the Company's allocation of financial resources in support of the development and operation of its Ku-Band service, the Company lacks the financial resources required to meet certain of its obligations. Beyond financial support from its majority shareholder, Abril, the Company has lacked access to alternative sources of funding. The Company has, since 1998, relied upon Abril for loans to cover the cash demands, including interest payment on the Notes. In early 1998 Abril capitalized $100 million previously lent to the Company. Since that time Abril has lent more than $100 million. Despite these injections of capital, the Company had negative working capital in excess of $82 million for the year ended December 31, 1998.

      As indicated above, Abril has been a crucial source of financial support and funding for the Company. However, so long as the financing markets limit both the affordability and accessibility of capital for Abril, management of Abril has indicated that it will not continue to fund the Company's capital requirements and cash flow needs in the same manner as it has in the past.

Non-compliance by the Company with Certain Obligations and Restrictions, and Non-payment of Capital Contributions

      The Company has, as a consequence of its negative cash flow, liquidity shortage and its lack of access to sources of capital, failed to comply with certain obligations, including certain payment obligations and certain financial covenants, and has not made several non-mandatory capital contributions to GLA, which are summarized below. As discussed below, some of these failures may result in the termination of certain material agreements, and may subject the Company to the exercise of certain remedies, or the acceleration of certain indebtedness, of the Company or GLB, or other consequences that could affect the Company's ability to continue as a going concern.

      o Accrued Royalty Payments to GLA. The Company has not made royalty payments to GLA in accordance with the terms of the Local Operating Agreement since August 1998. As of April 30, 1999 such unpaid amount totaled approximately $51 million. Under the terms of the Local Operating Agreement, GLA is entitled to terminate the Agreement for failure by GLB to make royalty payments when due. If GLA were to validly terminate the Local Operating Agreement, GLB would no longer be entitled to operate the DIRECTV Service in Brasil, and would be unable to service its current and future subscribers.

      o Failure by GLB to Achieve Certain Subscriber Targets. The Local Operating Agreement provides that if GLB does not reach certain subscriber targets within prescribed time periods GLA has the right to terminate GLB's exclusive right to operate the DIRECTV Service in Brazil, or potentially the right to terminate the Local Operating Agreement. At the present time GLB does not have the number of subscribers prescribed by the Local Operating Agreement. The potential consequence of this circumstance, at this time, would be a loss of exclusivity to operate the DIRECTV Service in Brazil. There is no assurance that GLA will not seek to terminate the exclusivity GLB has enjoyed since initiating DIRECTV Service in Brazil in 1996. If GLA were to validly terminate GLB's exclusivity, then GLB might be forced to compete with another operator of DIRECTV Service in Brazil, which could have a severe impact on GLB's ability to maintain its current subscribers and to attract new subscribers.

      o Indebtedness Payable to SurFin. GLB has incurred indebtedness to SurFin in the aggregate outstanding principal amount of approximately $71 million. Of that amount, approximately $60 million was due and payable in August 1998. Since that time, SurFin has granted to GLB successive extensions of the maturity date for such indebtedness. Such extensions are, however, terminable at any time in SurFin's sole discretion, and there is no assurance that SurFin will continue to grant such extensions.

      o Noncompliance With Certain Financial Covenants. GLB is currently not in compliance with certain financial covenants (specifically the debt to tangible net worth ratio covenant and the tangible net worth covenant) contained in the Equipment Lease Agreement and the Equipment Lease and Saleback Agreement, each dated as of July 30, 1996 between Citibank, N.A., as Lessor and GLB, as Lessee. Citibank issued a waiver of those covenant defaults, valid for a period of six months, from December 31, 1998 until June 30, 1999. However, there is no assurance that Citibank would be willing to grant further waivers at the end of such six-month period. In the event that Citibank were to refuse to grant further waivers, Citibank may have the right to exercise its remedies under the equipment lease agreements. Currently the aggregate principal amount due to Citibank under the two equipment lease agreements referred to above totals approximately $30 million.

            Although GLB may be able to raise certain defenses in the event of legal actions arising out of any of the foregoing events, the outcome of any such actions would be uncertain. In addition most of GLB's financing documents (including the Indenture) contain cross-default provisions that could be triggered by the enforcement by any of the creditors mentioned above.

      o Non-Contribution of Capital of GLA. The Company has not made non-mandatory capital contributions to GLA in the amount of $12 million since November, 1998. Since that time, the other members of GLA have made equity contributions to GLA on five separate occasions. It is currently expected that additional capital contributions to GLA will be requested of the Company in the amount of an additional $11 million by the end of 1999, which amounts the Company does not presently intend to fund. The consequence of this is that the Company's equity interest in GLA is now subject to dilution from its initial 10% interest and is likely to be subject to further dilution during the remainder of 1999.

      The financial crises in Brazil and other emerging markets have contributed to, and aggravated, the Company's financial difficulties. Financial crises in Southeast Asia and Russia in the fourth quarters of 1997 and 1998, respectively, together with domestic economic difficulties, resulted in a significant devaluation of the real in the first quarter of 1999 by the Central Bank of Brazil, which allowed the real to float freely against major foreign currencies. The devaluation, followed by a recession in Brazil, have had a significant adverse effect upon the operations of the Company, and have materially raised the cost of debt financing for the Company. First, the devaluation of the real has caused a substantial increase in local currency terms of the U.S. dollar-denominated debt burden of the Company. Second, the new market conditions have significantly impaired the ability of the Company to obtain financing on acceptable terms. Finally, the recession of the Brazilian economy has created difficulties in maintaining and attracting new subscribers and maintaining existing subscribers, in particular for Ku-Band services which require a more expensive up-front equipment investment than other distribution technologies and which require subscribers to make monthly decoder lease payments.

      For all the reasons set forth above, Management has concluded that the Proposed Sale represents the best solution to resolve the financial situation of the Company. If the Proposed Sale is not consummated, it is expected that the Company would continue to suffer recurring losses and increasing negative working capital. This would force the Company to seek to renegotiate its obligations with its principal creditors, the failure of which could jeopardize the Company's ability to continue as a going concern.

Programming Distribution and Markets

      The following table sets forth information regarding the markets in which TVA operates systems and distributes programming:

                                                                                                                Pay Television
                                                                                              Average Revenue    Programming
                                  Service Launch        TV        Class ABC                    per Month per      Channels
                                       Date         Homes(a)     TV Homes(a)    Subscribers     Subscriber        Offered
                                       ----         --------     -----------    -----------     ----------        -------
Owned Systems
MMDS
TVA Sistema
  Sao Paulo ............          September 1991    4,367,286    1,917,608        76,920          $38.23             30
  Rio de Janeiro .......            March 1992      3,015,016      964,804        94,578           38.35             29
TVA Sul
  Curitiba .............            March 1992        639,794      236,560        14,718           31.67             15
Cable(b)
TVA Sistema
  Sao Paulo ............           October 1994     4,367,286    1,917,608        90,233           39.95             56
TVA Sul
  Curitiba .............           January 1995       639,794      263,560        18,076           34.02             44
  Camboriu .............            June 1996          37,618       22,686         6,892           36.54             51
  Foz do Iguacu ........            June 1996          46,669       29,151         8,285           30.58             55
  Florianopolis ........          September 1996      155,382       53,001         6,111           35.64             49
                                                                               ---------
Total MMDS and Cable
  Subscribers ..........               --                                        315,813              --             --
DBS
TVA Banda C/Galaxy
Brasil(c) ..............            March 1995     37,000,000   15,238,518       296,847           44.25             93(d)
Subscribers Awaiting
  Installation .........               --                  --                     13,766              --             --
                                                                               ---------
Total Subscribers-Owned
  Systems ..............               --                  --                    626,426              --             --
                                                                               =========
Households Receiving
  TVA Programming
Owned Systems ..........               --                  --                    626,426              --             --
                                                                               ---------
Operating Ventures
MMDS
TV Filme, Inc. .........
  Brasilia .............            July 1993         464,473      273,135        47,733          $38.60             24
  Goiania ..............          December 1994       319,434      140,498         8,951           26.64             24
  Belem ................          December 1994       197,293      123,820        20,385           33.15             24
Cable
Canbras TVA
  Four cities(e) .......            April 1996        222,358      152,773        59,036              --             50
                                                                               ---------
Total-Operating Ventures
Independent Operators ..                      --           --           --       136,105              --             --
                                                                               =========
(52 Independent
  Operators) ...........                      --           --           --       449,008              --             --
                                                                               ---------
Total ..................                      --           --           --     1,211,539              --             --
                                                                               =========

(a) This data is based on information provided by Pay TV Survey and IBGE.
(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 701,859, 196,223, 18,055, 19,900 and 29,822 Homes Passed, respectively, as of December 31, 1998.
(c) This data reflects the Company's digital Ku-Band and digital C-Band operations. TV Homes and Class ABC TV Homes information is national information for all of Brazil.
(d) Represents Ku-Band operations. C-Band operations provide 26 channels (including nine SAP channels).
(e) The four cities served by Canbras TVA are Santo Andre, Sao Bernardo, Guaruja and Sao Vicente.

Brazilian Pay Television Market

      Brazil is the largest television and video market in Latin America with an estimated 37.0 million TV Homes which, as of December 31, 1998, watched on average approximately 2.5 hours of television per day. Approximately 7.8 million television sets and 2.4 million VCR units were sold in Brazil during 1997. The pay television industry in Brazil began in 1989 with the commencement by the Company of UHF service in Sao Paulo. As of December 31, 1998, there were an estimated 2.6 million pay television subscribers, representing approximately 7.0% of Brazilian TV Homes. By comparison, as of December 31, 1998, 56.1% of TV Homes in Argentina, 14.0% of TV Homes in Mexico and 76.5% of TV Homes in the United States subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide DBS Systems. The Ministry of Communications estimates that Brazil will have 6.0 million pay television subscribers by 2003.

Ownership

      Tevecap is a majority owned subsidiary of Abril S.A. ("Abril") and benefits from Abril's extensive experience in the business of subscriptions and distribution, advertising synergies, common research resources and financial analysis and support. Certain of Tevecap's other shareholders provide the Company with access to additional international programming and certain technical and financial expertise. As of December 31, 1998, the Company's shareholders had invested, in aggregate, approximately $388.0 million in the Company, and Tevecap's ownership was as follows: Abril, 62.2%; Falcon International, 12.3%; Hearst, 8.7%; ABC, 8.7%; and CMIF, 8.1%.

Distribution Operating Systems

      The following description is qualified in its entirety by reference to the agreements entered into as of May 18, 1999 among the Company, Abril and certain subsidiaries of the Company to sell the Company's DBS Systems to Galaxy Latin America, DIRECTV Latin America, Inc. and Darlene Investments Ltd. See "Recent Developments."

      TVA and the Operating Ventures distribute programming through four different technologies: MMDS, Cable, digital Ku-Band and digital C-Band. The availability of multiple distribution technologies enables the Company to exploit the population and income characteristics, topography and competitive dynamics of each of its markets.

      MMDS

      TVA operates Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. In 1998 the Company accelerated efforts to convert MMDS subscribers to the Company's Cable services. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of the Company's MMDS systems use addressable converters, which permit the Company to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. However, tall buildings and other tall structures may block reception of an MMDS signal. See "--Regulatory Framework." MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

      TVA owns five MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.4 million. TVA serves 186,214 MMDS subscribers in these three cities. The MMDS systems of TVA offer between 15 and 27 channels of programming. TVA also holds interests in three MMDS licenses through TV Filme, an Operating Venture, which operates MMDS systems in Brasilia, Goiania and Belem and has 77,519 MMDS subscribers. See "--Regulatory Framework--MMDS Regulations."

      Cable

      TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities. Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path consisting of trunk and distribution cable, which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of the Company's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity. The Company's systems in Curitiba, Camboriu and Foz do Iguacu are being upgraded to 750 MHz bandwidth capacity. The Company's system in Florianopolis is being constructed to 550 MHz bandwidth capacity. It is expected that this technology will enable the Company to provide interactive services, including telecommunications in the future. In addition, the Company's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

      TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 11.9 million and 129,597 subscribers. As of December 31, 1998, TVA had deployed approximately 3,865 kilometers of its Cable network, including 1,057 kilometers of fiber optic cable, including a 940 kilometer fiber optic loop in Sao Paulo and a 117 kilometer fiber optic network in Curitiba. The Company is also upgrading or constructing the Cable systems in Curitiba, Camboriu and Foz do Iguacu. As a result of this buildout, as of December 31, 1998, TVA Cable systems passed 712,855 homes in Sao Paulo, approximately 194,517 homes in Curitiba and a total of 976,854 homes throughout all of the Company's Cable systems. As of December 31, 1998, Canbras TVA, an Operating Venture, had an existing Cable network of 1,407 kilometers, with 356,478 Homes Passed and 59,306 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area with a combined population of over 2.8 million. By comparison, TVA's largest competitor in Sao Paulo for Cable service had, as of the same date, 1.0 million Homes Passed. TVA and Canbras TVA currently offer between 50 and 56 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 78 analog channels. During the year ended December 31, 1998, TVA and Canbras TVA averaged approximately 3,000 and 2,300 net new Cable subscribers per month, respectively.

      DIRECTV

      The following description is qualified in its entirety by reference to the agreements entered into as of May 18, 1999 among the Company, Abril and certain subsidiaries of the Company to sell the Company's DBS Systems to Galaxy Latin America, DIRECTV Latin America, Inc. and Darlene Investments Ltd. See "Recent Developments."

      In July 1996, TVA launched Brazil's DIRECTV service, Brazil's first Ku-Band service, operated by Galaxy Brasil. Galaxy Brasil receives programming from GLA, including programming which GLA purchases from TVA. Additionally, GLA provides scheduling and related services to Galaxy Brasil for use with DIRECTV. GLA distributes programming to Brazil through the transmission of an encoded signal via the Galaxy VIII-i satellite (launched in December 1997 and replacing the Galaxy III-R satellite) utilizing 32 transponders to a subscriber's 60 centimeter dish antenna which can be mounted outside a window or on a rooftop. The signal is then transmitted to an integrated receiver decoder (an "IRD") in the subscriber's home. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. A unit of Hughes Electronics leases the Galaxy VIII-i satellite and provides the use of the satellite and related services to GLA, which, in turn, charges Galaxy Brasil a royalty on a per subscriber basis for the use of the satellite transponders and related services. The orbital location of the Galaxy VIII-i satellite enables the Company to offer more than 150 channels through DIRECTV service to substantially all of the TV Homes in Brazil, substantially all of which are able to use a 60-centimeter dish antenna due to the Galaxy VIII-i's expanded footprint. In addition, the Galaxy VIII-i satellite provides a significant improvement in signal quality, even under adverse weather conditions, although tall buildings and other tall structures may block reception of the DIRECTV programming signal. With DIRECTV service, TVA provided 93 channels of video programming (including 35 pay-per-view channels) and 35 channels of audio programming as of December 31, 1998. TVA owns a satellite uplink center for the Brazilian DIRECTV service in Tambore in greater Sao Paulo (the "Tambore Facility"). The Tambore Facility is used to uplink programming to the Galaxy VIII-i satellite.

      C-Band

      TVA has offered C-Band service since 1993, and is the only pay television operator to deliver a digital C-Band signal in Brazil. TVA's C-Band service consists of the transmission of a digital encoded signal via the Brasilsat satellite utilizing four transponders to a satellite antenna 1.1 meters in diameter located at a subscriber's home, where the signal passes through an integrated receiver decoder. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. The Brasilsat satellite was launched in July 1994 and is owned by Empresa Brasileira de Telecomunicacoes (Brazilian Telecommunications Company, or "Embratel"), the recently-privatized national long-distance carrier authorized to provide satellite telecommunications services utilizing the Sistema Brasileiro de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System, or "SBTS"). TVA utilizes the Brasilsat satellite pursuant to three satellite transponder leases that expire on May 30, 2002, November 20, 2003, and November 24, 2003, respectively. The orbital location of the Brasilsat satellite enables TVA to provide C-Band service throughout Brazil with little or no interference. However, tall buildings and other tall structures may block reception of C-Band programming. The Brasilsat satellite has an expected useful life of approximately 12 to 15 years from the date of launch.

      TVA's C-Band service provides the Company with national coverage via satellite transmission and a large preinstalled market. As of December 31, 1998, there were approximately 4.5 million parabolic C-Band antennae in use in Brazil, most of which receive only off-air channels. TVA is able to deliver 38 channels of programming (including nine SAP channels) in addition to the off-air channels and currently delivers 26 channels (including nine SAP channels) as compared to the six channels in addition to the off-air channels offered by its only significant competitor for this service. As of December 31, 1998, TVA provided service to 70,403 C-Band subscribers throughout much of Brazil.

The Owned Systems

      The following description is qualified in its entirety by reference to the agreements entered into as of May 18, 1999 among the Company, Abril and certain subsidiaries of the Company to sell the Company's DBS Systems to Galaxy Latin America, DIRECTV Latin America, Inc. and Darlene Investments Ltd. See "Recent Developments."

      TVA Sistema, TVA Sul and TVA Banda C

      TVA Sistema and TVA Sul operate the Company's MMDS and Cable businesses. TVA holds a 98.0% equity interest in TVA Sistema, and Robert Civita, a Brazilian national, holds the remaining 2.0% equity interest. The Company holds an 86.0% equity interest in TVA Sul, and Abril holds the remaining 14.0%. In November 1998, TVA's C-Band operations were transferred to TVA Banda C, in which TVA holds a 100% equity interest.

      GLA and Galaxy Brasil

      Pursuant to a Partnership Agreement, dated February 13, 1995, GLA was formed as a general partnership. As of April 11, 1997, GLA was converted into a Delaware limited liability company. Such conversion did not materially affect the governance of GLA or TVA's ownership interest in GLA. Under a Limited Liability Company Agreement, dated April 11, 1997 (the "GLA Agreement"), GLA is managed by a seven-member Executive Committee to which DIRECTV Latin America, Inc. ("DLA") can appoint five members and each of the other partners, including Tevecap, can appoint one member as long as such partner holds at least an eight percent equity interest in GLA. The GLA Agreement provides for local operating agreements between GLA and local operators throughout South America, Central America, Mexico and the Caribbean which govern the relationship between GLA and such local operator. The GLA Agreement stipulates that the local operator in Brazil shall be Galaxy Brasil, 100.0% of the equity interest of which is owned by Tevecap. The Company has made a total of $42.4 million in capital contributions under the GLA Agreement as of December 31, 1998. The GLA Agreement places restrictions, including first negotiation, approval and tag-along rights, on the transfer of capital stock or voting securities of each of the current partners in GLA and in certain circumstances their parent entities. GLA's uplink facility is owned and operated by California Broadcast Center, LLC ("CBC"), a Delaware limited liability company formed on April 11, 1997 and owned by two units of Hughes Electronics.

      Pursuant to a Local Operating Agreement (the "Local Operating Agreement") between GLA and Galaxy Brasil, dated July 29, 1996, GLA has agreed to provide to Galaxy Brasil the exclusive right and ability to supply the DIRECTV service in Brazil. In accordance with a formula based on the number of subscribers, Galaxy Brasil is obligated to pay a periodic royalty to GLA. In addition, TVA may not own or engage in any other Ku-Band service and GLA may not own or engage in any other pay television service in Brazil. GLA, upon the occurrence of certain events, has the right to terminate the Local Operating Agreement, or to terminate Galaxy Brasil's exclusive rights to distribute DIRECTV programming. Such events include breach of any material obligation of Galaxy Brasil to GLA and the failure of Galaxy Brasil to meet certain specified performance goals. As of April 30, 1999 Galaxy Brasil had failed to make royalty payments of approximately $51 million to GLA. For a more detailed discussion of Galaxy Brasil's failure to make these royalty payments, and to meet certain subscriber targets, see "Recent Developments".

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

Programming

      TVA

      TVA, through its MMDS, Cable and C-Band systems, currently provides a programming package consisting of 15 to 56 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

      With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of ESPN Brasil, HBO Brasil, HBO Brasil 2, Cinemax, E! Entertainment Television, Mundo, Bravo Brasil, Locomotion, NHK, ART and CMT. In addition, TVA has distribution rights to certain of Brazil's most important soccer championships, including the Brazilian Cup and the Sao Paulo and Rio de Janeiro State Championships. TVA has entered into two Programming Ventures, ESPN do Brasil Ltda. ("ESPN Brasil Ltda.") and HBO Brasil Partners, through which it distributes a large volume of programming which management believes is especially important to its subscribers. ESPN Brasil Ltda. is a joint venture between Tevecap and ESPN Brazil, Inc. (a subsidiary of ESPN, Inc.), each of which holds a 50.0% equity interest. ESPN, Inc. is a joint venture between ABC and Hearst. ESPN, Inc. provides the programming of the U.S. channel ESPN2 to ESPN Brasil Ltda., which packages such programming with Brazilian and other international content and provides such packaged programming to TVA. Pursuant to a Quotaholders Agreement, dated June 26, 1995 (the "ESPN Agreement"), ESPN Brasil has the right to transmit "ESPN2 Service" programming as well as all library programming of ESPN. The Company has the exclusive right to broadcast the programming of ESPN Brasil Ltda. in Sao Paulo, Rio de Janeiro, Curitiba, Brasilia, Belem and Goiania. The Company also acts as the exclusive sales representative of ESPN Brasil programming with respect to sales to other Brazilian pay television providers and receives a commission in connection therewith. The Company is also the sole advertising agent for ESPN Brasil until June 1999 and receives a commission on advertising sales. ESPN Brasil Ltda., in turn, receives on an exclusive basis from the Company all rights to soccer and other sporting events acquired by the Company after February 24, 1995. ESPN Brazil, Inc. has the right to terminate the ESPN Agreement and dissolve ESPN Brasil Ltda. in the event that a Brazilian court issues a non-appealable decision that the Company did not have the right to grant these rights to ESPN Brasil. TVA's mandatory capital contributions to ESPN Brasil Ltda. are subject to a maximum aggregate amount of $5.0 million, whether in the form of loans or subscriptions for additional quotas. The ESPN Agreement is effective until June 17, 2045 and automatically renewable for a 50-year period.

      HBO Brasil Partners is a joint venture between TVA, which as of December 31, 1998, held a 24.0% equity interest, and HBO Ole Partners, a joint venture among Time-Warner, Sony, Ole Communications, Inc. and BVI Television Investments, Inc. (an affiliate of Disney Enterprises, Inc.), which as of the same date held the remaining 76.0% equity interest. HBO Brasil Partners has exclusive programming contracts with Sony, Time-Warner and certain independent programming distributors. HBO Brasil Partners, through an affiliate, provides the programming for HBO Brasil to TVA. Pursuant to a Partnership Agreement dated April 15, 1994 (the "HBO Agreement"), HBO Brasil Partners is managed by a Partners' Committee comprised of an equal number of agents appointed by TVA and HBO Ole Partners, the other partner. The HBO Agreement provides for the Company to enter into an affiliation agreement with HBO Brasil Partners, pursuant to which the Company pays a monthly fee per subscriber to the partnership.

      In addition to the Programming Ventures, TVA has entered into a number of programming agreements with international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox Latin America, Fox Kids) and Discovery Latin America (People & Arts, Discovery Brasil, Discovery Kids).

      Eurchannel is a channel assembled and distributed exclusively by TVA with programming acquired from prominent European distributors, such as Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel's programs, which include European movies, series, mini-series, music specials, concerts, interviews, news, fashion shows, drama and comedies, are broadcast in the original European language with subtitles in Portuguese.

      TVA distributes its programming through its own operations and through sales of programming to the Operating Ventures, the Independent Operators and, to a lesser extent, to competing pay television providers.

      TVA currently offers subscribers the following channels, among others:

      HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil films with a six hour time shift. Recently, in some locations, TVA began offering Cinemax, an HBO premium movie channel with a film library complimentary to that of HBO.

      ESPN Brasil, offered exclusively by TVA, began transmission on June 17, 1995. TVA negotiated agreements with the major Brazilian soccer confederations, providing TVA coverage of soccer games of the Sao Paulo State Championship and the Brazil Cup. ESPN Brasil's programming centers around these soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

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

      Bravo Brasil is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies. TVA inserts local programming, such as Brazilian music and movies, as well as shows performed in Brazil by international artists.

      CMT-Country Music Television is a 24-hour channel with the best of country music programming, including videoclips, shows and interviews with the famous American country artists. CMT programming contains a special block featuring Brazilian artists.

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

      People+Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

      Nickelodeon is a 24 hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

      RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

      Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr Keds and South Park.

      Teleuno is a films and series channel with emphasis on action and adventure.

      Hallmark features mainly original TV movies.

      Adulto is an adult entertainment assembled locally.

      TVA's channel offerings as of December 31, 1998 included the following:

Channel                                    Description
-------                                    -----------
HBO Brasil................................ movie channel
HBO Brasil 2.............................. HBO Brasil with a six-hour time shift
ESPN Brasil............................... sports channel
ESPN International........................ sports channel
CNN....................................... news channel
TNT....................................... movie channel
Cartoon Network........................... cartoon channel
Discovery Brasil.......................... science and documentary channel
Fox Channel............................... movie channel
Eurochannel............................... European variety programming channel
MTV Brasil................................ music channel
RTPi...................................... Portugal's state television channel
CMT....................................... music channel
TV5....................................... French variety programming channel
WorldNet.................................. American news and variety channel
RTVE...................................... Spanish variety channel
Deutsche Welle............................ German variety channel
America 2................................. Argentine variety channel
TeleUno................................... Variety channel
Sony Entertainment........................ situation comedy channel
The Warner Channel........................ family entertainment channel
Bravo Brasil.............................. arts and movies channel
Cinemax................................... movie channel
Mundo..................................... documentary channel
E! Entertainment Television............... American variety channel

Channel                                    Description
-------                                    -----------
MGM Gold.................................. movies and series channel
NHK....................................... Japanese variety programming channel
RAI....................................... Italian variety programming channel
ART....................................... Arabian variety programming channel
CBS Telenoticias.......................... news channel
Discovery Kids............................ documentary channel
Nickelodeon............................... cartoon channel
People+Arts............................... documentary channel
Fox Kids.................................. cartoon channel
CNN Espanol............................... news channel
America 2................................. Argentine sports channel
CV Noticias............................... Argentine news channel
Dubai..................................... Arabian variety programming channel
Hallmark.................................. movie channel
Adulto.................................... adult movie channel
Locomotion................................ animation channel
SBT....................................... national off-air channel
Globo..................................... national off-air channel
CNT/Gazeta................................ national off-air channel
Bandeirantes.............................. national off-air channel
Record.................................... national off-air channel
Manchete.................................. national off-air channel
Cultura................................... national off-air channel
CBI....................................... local off-air channel
Rede Mulher............................... local off-air channel
Rede Vida................................. local off-air channel
TV Senado................................. local off-air channel
TV Educativa Rio.......................... local off-air channel
TV Camara................................. local off-air channel
TV Legislativa............................ local off-air channel
Canal Comunitario......................... local off-air channel
Canal Universitario....................... local off-air channel
Canal de Sao Paulo........................ local off-air channel
Canal 21.................................. local off-air channel
Rede Gospel............................... local off-air channel
TV Educacao............................... local off-air channel
TV no ar.................................. preview channel

      DIRECTV

      The following description is qualified in its entirety by reference to the agreements entered into as of May 18, 1999 among the Company, Abril and certain subsidiaries of the Company to sell the Company's DBS Systems to Galaxy Latin America, DIRECTV Latin America, Inc. and Darlene Investments Ltd. See "Recent Developments."

      The DIRECTV programming package offered by Galaxy Brasil as of April 1, 1999 consisted of 93 video channels (including 35 pay-per-view channels), certain of which, such as Bravo Brasil, CMT Brasil and

Eurochannel, are provided by TVA, and 33 audio channels. Programming includes movies, news, athletic events and other programs available on a pay-per-view basis. The DIRECTV service channel offerings, other than pay-per-view, as of December 31, 1998, included the following:

Channel                                   Description
-------                                   -----------
HBO Brasil............................... movie channel
HBO Brasil 2............................. HBO Brasil with a six-hour time shift
ESPN Brasil.............................. sports channel
ESPN International....................... sports channel
Eurochannel.............................. European variety programming channel
CMT Brasil............................... music channel
E! Entertainment Television.............. American variety channel
Mundo.................................... documentary channel
MGM Gold................................. movies and series channel
MTV Brasil............................... music channel
MTV Latino............................... music channel
RTPi..................................... Portugal's state television channel
CNN International........................ news channel
CNN Espanol.............................. news channel
CBS Telenoticias......................... news channel
TNT...................................... movie channel
Cartoon Network.......................... cartoon channel
Discovery Brasil......................... science and documentary channel
Sony Entertainment....................... situation comedy channel
Bravo Brasil............................. art and movie channel
Deutsche Welle........................... German variety channel
TVE...................................... Spanish variety channel
Tele Uno................................. Spanish variety channel
Warner Channel........................... family entertainment channel
CBS Telenoticias......................... CBS news channel in Spanish
Bloomberg................................ business news channel
Multipremier............................. Mexican movie channel
ZAZ...................................... Mexican children's programming channel
Travel Channel........................... travel programming channel
NHK...................................... Japanese general entertainment channel
TV Chile International................... Chilean programming channel
Locomotion............................... children's programming channel
Disney Weekend........................... children's programming channel
BBC World................................ world news channel
TV Chile................................. Chilean programming channel
Playboy TV............................... adult programming channel
AdulTVision.............................. adult programming channel
Venus.................................... adult programming channel
Classe................................... education channel
Hallmark................................. television movie channel
People & Arts............................ documentary channel
RAI International........................ Italian variety channel

Channel                                    Description
-------                                    -----------
TV Senac.................................. educational channel
Animal Planet............................. wildlife programming channel
Rede Vida................................. religious channel
Clima Brasil.............................. weather channel
Clima Mercosul............................ weather channel
Directv Sports............................ sports channel
CNN FN.................................... news channel
CNN SI.................................... news channel
TV5....................................... French language programming
ART....................................... Arabian variety programming channel
MCM....................................... music channel
35 audio channels......................... music channels

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

      Uplink Facilities. A major part of the delivery of TVA's DBS service, whether Ku-Band or C-Band, is the collection of programming and the transmission, or uplinking, of such programming to the Galaxy VIII-i satellite and the Brasilsat satellite, respectively. Upon receipt of programming, the Company processes, compresses, encrypts, multiplexes (combines with other channels) and modulates (prepares for transmission to the satellite at a designated carrier frequency) such programming. The Company uses the uplink facilities of Embratel in Sao Paulo to service its existing C-Band service. TVA delivers its programming to the Embratel uplink center via microwave transmission, where it is prepared for transmission to the Brasilsat satellite using equipment provided by TVA. With respect to DIRECTV service, TVA constructed the Tambore Facility, an uplink center in Tambore in the State of Sao Paulo.

The Tambore Facility, which consists of an uplink antenna and ancillary equipment, has operated since June 1996 and is used to uplink Brazilian programming to the Galaxy VIII-i satellite. Through the Galaxy VIII-i satellite, programming from Brazil is mixed with programming from provided by GLA through the California Broadcast Center in Long Beach and with programming provided by GLA's local operating companies through uplink facilities in Mexico, Venezuela and Argentina for delivery to subscribers in Brazil and other countries to which GLA provides DIRECTV service. The Tambore Facility and the uplink facilities in Venezuela, Mexico and the United States are equipped with full emergency power generation equipment and other emergency facilities to enable GLA to avoid signal disruptions. In connection with the establishment of CBC, TVA Communications and Tevecap have agreed, pursuant to an Indemnification Agreement, dated April 11, 1997 (the "Indemnification Agreement"), to provide certain indemnities in favor of GLA, CBC and its shareholders. To secure its obligations under the Indemnification Agreement, Tevecap has agreed to pledge its equity interest in GLA, as well as any future notes or interest it may hold relating to the uplink facility.

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

      MMDS and Cable Service

      The Company competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors in Cable service are operations owned or controlled by Globo Cabo S.A. and Net Sul Comunicacoes S.A. ("Net Sul"). On September 4, 1998, the shareholders of Multicanal Participacoes ("Multicanal") approved a transaction with Globo Cabo Holding "(GC Holding"), its controlling shareholder, pursuant to which the cable television and MMDS operations of Globo Cabo Participacoes ("GC Par"), a wholly-owned subsidiary of GC Holding, were merged with an into Multicanal in a share-for-share exchange. Concurrently, the merged company was renamed Globo Cabo S.A. ("Globo Cabo"). At the time of the merger, GC Par controlled three cable television systems and one MMDS operation: Net Sao Paulo, Net Rio, Net Brasilia, and Net Recife. Additionally, GC Par held an unconsolidated 50% stake in Unicabo which provides cable television services to six medium-sized cities in the interior of the state of Sao Paulo. At the time of the merger, Multicanal controlled cable operations in eleven cities, including Sao Paulo, Belo Horizonte, Goiania, Anapolis, Campo Grande and several cities in the interior of the state of Sao Paulo Net Sul operates Cable services in 25 cities in the southern of Brazil and provides MMDS service in Porto Alegre and Curitiba. Globo Comunicacoes e Participacoes Ltda. ("Globo Par") and TV Globo, the owners of Brazil's most popular off-air channels (together, "Globo"), control, or have significant interests, in Globo Cabo and Net Sul. The systems controlled by Globo Cabo and Net Sul offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable service. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

      DBS Service

      The Company's principal competitor in Ku-Band service is Net Sat Servicos Ltda. ("Net Sat") in which Globo Par also has a controlling interest and whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited. TVA's Ku-Band service currently offers 128 channels of audio and video programming, including 35 pay-per-view channels, as compared to the 110 audio and video channels of programming offered by Net Sat (including pay-per-view channels). In addition, Tectelcom-Tecnica em Telecomunicacoes launched its Ku-Band service with 91 audio and video channels in the second quarter of 1998. With respect to C-Band service, after the implementation of a conversion program by Net Sat in which its C-Band subscribers were converted to Ku-Band service, TVA became the sole provider of C-Band service in Brazil.

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

Regulatory Framework

      The subscription television industry in Brazil is subject to regulation by the Agencia Nacional de Telecomunicacoes ("ANATEL"), an independent federal agency, pursuant to Law No. 9472/97 ("Law 9472"), Law No. 9295/96 ("Law 9295")
and Law No. 8977/95 ("Law 8977"). ANATEL is authorized to grant concessions for MMDS, Cable, DBS, and UHF licenses.

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

      Under the most recently promulgated provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for
(i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. The Company currently controls five MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo (2), Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

      ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing commercial operations, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

      In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

      Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company, as of December 31, 1998, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

      Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

      Cable Regulation

      General. Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 ("Law 8977"), Decree No. 2206/97 ("Decree 2206"),
which authorized the regulation of Cable Services, and Ordinance 256/97 ("Ordinance 256"), which approved the Norma Complementar do Servico de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services. Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989:

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

      Ordinance No. 256/97 ("Ordinance 256") imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

      Generally, only legal entities that are headquartered in Brazil and that have 51.0% of their voting capital by Brazilian- born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

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

Cable Related Service Regulation

      General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television and cellular telephony. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which holds controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8,
Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

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

      Satellite-based pay television services are today regulated by Law 9295/96 ("Law 9295"), Law 9472/97 (the "General Law"), Decree 2196/97, which regulates special telecommunications services, including DBS services, Decree 2195/97, which regulates the transmission of signals via satellite, and Ordinance 321/97, which relates specifically to satellite-based pay television services. Law 9295 authorizes the Executive branch of the Brazilian federal Government, within three years, to limit the ownership by non-Brazilian entities of the voting capital of entities providing satellite-based pay television services to a maximum of 49%. In addition, the General Law broadly authorizes the Executive branch to limit non-Brazilian ownership of telecommunications service providers. Law 9295 also provided that the granting of concessions for the transmission of signals via satellite by private companies would occur after December 31, 1997.

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

ITEM 3.  LEGAL PROCEEDINGS

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 1998, the Company had reserved approximately $7.4 million as contingent liabilities in connection with certain litigation contingencies, including a number of claims by persons arising in connection with the termination of their employment (approximately $3.8 million) and claims relating to the payment by the Company of certain taxes (approximately $0.8 million). In particular, the Company is currently seeking confirmation from state tax authorities of the non-assessment of certain value-added taxes (Imposto Sobre Circulacao de Mercadoria e Servicos or "ICMS"). The Company has also obtained an injunction against the federal imposition of certain social contribution taxes (Contribuicao Social para a Seguridade Social or "COFINS"), the final determination of which is pending a judgment from the Brazilian Supreme Court.

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. The suit was filed against TVA in the Tribunal de Justica do Estado de Sao Paulo, the 16 Vara Civel do Estado de Sao Paulo, the Tribunal de Justica do Estado do Parana and the Tribunal de Justica do Estado de Santa Catarina. The suit was filed against TV Filme in the Tribunal de Justica do Estado de Goias, the Tribunal de Justica do Distrito Federal and the Tribunal de Justica do Estado do Para and against Canbras TVA in the Tribunal de Justica do Estado de Sao Paulo. In December 1997, a similar lawsuit was filed against Galaxy Brasil in the 20 Vara Civel do Estado de Sao Paulo. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being examined by court experts with the objective of determining the amounts in controversy with respect thereto. Although the Company intends to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to these suits whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD. As of December 31, 1998, the Company had reserved approximately $2.7 million for claims related to the ECAD suits.

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

ITEM 4.  CONTROL OF REGISTRANT

      Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 1998, 226,338,285 common shares were outstanding, representing authorized social capital of R$478,740,715. The following table sets forth, as of December 31, 1998, information regarding the beneficial ownership of Tevecap's common shares:

                                                   Number of Common
Shareholder                                          Shares Owned     Percentage
-----------                                          ------------     ----------
Abril S.A                                            140,700,748         62.2%
Falcon International Communications
(Bermuda) L.P.(a)                                     27,930,827         12.3
Hearst/ABC Video Services II(b)                       34,714,031         15.3
Cable Participacoes Ltda.(b)                           4,628,536          2.0
Chase Manhattan International
Finance Ltd.(c)                                       18,364,122          8.1
All directors and executive
officers as a group                                           21           --(d)

----------
(a)   A subsidiary of Falcon International Communications L.L.C.
(b) Each of Hearst and ABC indirectly holds a 50.0% equity interest in each of Hearst/ABC Video Services II and Cable Participacoes Ltda.
(c) 11,496,329 and 6,867,793 of the shares beneficially owned by Chase Manhattan International Finance Ltd. ("CMIF") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.
(d)   Less than 1.0%.

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

      On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a band (faixa de flutuacao) in which the exchange rate between the real and the US dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank adjusted the exchange rate within such band on a number of occasions, generally in increments of R$.001, by means of buying and selling US dollars in electronic auctions. The band was adjusted from time to time and, throughout 1998, the real traded generally between R$1.12 and R$1.22 per U.S.$1.00.

      On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real has lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

      On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific and liquidity, despite the potential for distinct treatment for regulatory purposes in the future.

Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank, which issues a Certificate of Registration. Such Certificate of Registration allows the remittance of funds abroad as authorized by such Certificate of Registration.

      On December 31, 1998 and May 18, 1998, the Commercial Market rate as reported by the Central Bank was R$1.2087 per U.S.$1.00 and R$1.665100 per U.S.$1.00, respectively.

      The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                  Exchange Rates of reais per U.S. $1.00(1)
                            ----------------------------------------------------
Year Ended:                   Low           High       Average(2)     Period End
                            ----------------------------------------------------
December 31, 1992           0.000392      0.004505      0.001810       0.004505
December 31, 1993           0.004557      0.118584      0.032342       0.118584
December 31, 1994           0.120444      1.000000      0.458968       0.848000
December 31, 1995           0.834000      0.972600      0.921583       0.972500
December 31, 1996           0.972500      1.039400      1.007992       1.039400
December 31, 1997           1.039500      1.116400      1.079058       1.116400
December 31, 1998           1.116500      1.208700      1.162110       1.208700

----------
(1) Amounts have been translated from the predecessor currencies in effect during the relevant period, at the buying rates of exchange at the time the successor currency became the lawful currency of Brazil. The exchange rates at which the predecessor currencies were converted are described herein.
(2) Calculated as the average of the month-end exchange rates during the relevant period. Source: Central Bank of Brazil.

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

      On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.30%, for a period of two years.

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

ITEM 8.  SELECTED FINANCIAL DATA

      The selected financial data as of December 31, 1998, 1997 and 1996 and for each of the three years in the period ended December 31, 1998 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995 have been derived from the audited financial statements of the Company that are not included elsewhere in this Annual Report.

      In October 1998 the Board of Directors of the Company approved a plan of disposition of the Company's DBS operations, including the Ku-Band operations of Galaxy Brasil. This decision was based on Management's review of operations and investment needs and the resulting intention to concentrate the Company's businesses on the distribution of pay television services through Cable and MMDS operations. As of December 31, 1998, Management of the Company was negotiating the terms of the disposition of the DBS operations, which disposition is not expected to result in a loss to the Company. Management expects to conclude and approve the terms of the disposition by the end of the second quarter of 1999.

      As a result of the anticipated disposition described above, the Company's DBS operations have been classified as "Discontinued Operations," the selected financial data of which is discussed separately in "Selected Financial and Other Data--Discontinued Operations" below.

      As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in U.S. dollars in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                           Year Ended December 31,

                                                            1998        1997        1996        1995        1994
                                                          --------    --------    --------    --------    --------
                                                           (Dollars in Thousands, Except Selected Operating Data)
Statements of Operating Data:
Gross revenues
     Monthly subscriptions                                $136,278    $142,700    $107,692    $ 62,496     $27,976
     Installation                                            2,886      12,941      22,281      26,045       6,997
     Indirect programming (a)                               19,580      22,810      11,377       2,866       1,626
     Other (b)                                              18,437      18,596      15,527      10,603       7,173
    Taxes on revenue(c)                                    (12,533)    (13,315)    (10,557)     (7,506)       (872)
                                                          --------    --------    --------    --------    --------
Total net revenue                                          164,648     183,732     146,320      94,504      42,900
                                                          --------    --------    --------    --------    --------
     Direct operating expenses (d)                          93,356     103,216      93,846      62,026      28,659
     Selling, general and administrative expenses           56,517      64,844      62,468      46,902      24,370
     Depreciation and amortization                          48,107      35,461      24,350      13,268       6,177
     Provision for equipment and inventory obsolescence      1,940       3,944       3,621           0           0
                                                          --------    --------    --------    --------    --------
Total operating expenses                                   199,920     207,465     184,285     122,196      59,206
                                                          --------    --------    --------    --------    --------
Operating loss from continuing operations                  (35,272)    (23,733)    (37,965)    (27,692)    (16,306)
Nonoperating expenses
     Interest expense                                      (51,665)    (44,541)    (16,287)    (17,745)    (16,413)
     Equity in (losses) income of affiliates (e)           (12,139)     (6,851)     (8,532)     (3,672)        383
     Other nonoperating (expenses) income, net (f)           3,806      15,146       5,891       8,039      20,339
     Income tax expense                                        (24)          0        (156)          0           0
     Income (loss) from discontinued operations            (52,773)    (21,438)      9,157           0           0
                                                          --------    --------    --------    --------    --------
Net loss                                                  (148,067)    (81,417)    (47,892)    (41,070)    (11,997)
                                                          ========    ========    ========    ========    ========

Other data:
EBITDA-Continuing operations (g)                            14,775      15,672      (9,994)    (13,318)    (10,129)
EBITDA-Discontinued operations (g)                          16,968      19,458      14,333      (1,106)          0
                                                          --------    --------    --------    --------    --------
EBITDA (g)                                                  31,743      35,130       4,339     (14,424)    (10,129)

Purchase of fixed assets - Continuing operations            81,392     118,909      87,867      93,029      22,369
Purchase of fixed assets - Discontinued operations          61,967     128,958      37,645           0           0
                                                          --------    --------    --------    --------    --------
Purchase of fixed assets                                   143,359     247,867     125,612      93,029      22,369

Ratio of earnings to fixed charges(i)                           --          --          --          --          --

Cash Flow Data:
Net cash (used in) provided by operating activities (h)      2,675     (30,134)    (23,108)     22,989      (9,707)
Net cash used in investing activities                     (162,556)   (224,903)   (218,405)   (119,661)    (24,334)
Net cash provided by financing activities                  160,289     151,287     322,051     116,229      38,666

                                                                           Year Ended December 31,
                                                            1998        1997        1996        1995        1994
                                                          --------    --------    --------    --------    --------
                                                           (Dollars in Thousands, Except Selected Operating Data)
Selected Operating Data:
Continuing operations
Number of Subscribers to Owned Systems (j)                 315,813     335,174     276,331     219,148     114,853
Average monthly revenue per Subscriber (k)                $  43.15    $  42.57     $ 38.97     $ 33.24       27.80

Discontinued operations
Number of Subscribers to Owned Systems (j)                 296,847     211,209      73,180           0           0
Average monthly revenue per Subscriber (k)                $  43.78    $  37.18     $ 20.95           0           0

Balance Sheet Data (at period end):
Cash and cash equivalents                                    1,397         989     104,739      24,201       4,644
Property, plant and equipment                              298,004     266,518     182,683     131,266      51,426
Total assets                                               447,927     442,011     434,749     216,848      80,441
Loans from shareholders                                     88,740      54,321       4,360         586           0
Long-term liabilities                                      359,543     335,882     264,901       9,604       4,523
Equity (deficit) in discontinued operations                (21,858)     13,904      17,313           0           0
Redeemable common shares                                   178,002     189,034     164,910     149,534      19,754
Total shareholders' equity (deficit)                      (224,257)   (187,069)    (81,528)    (18,260)     27,590

                   Notes to Selected Financial and Other Data

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

(e) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(f) Includes interest income, Translation gain or loss, Other nonoperating (expenses) income, net, and Minority interest. The amount included for the year ended December 31, 1994 includes interest income totaling $21,806. During that year, the Company received capital contributions from stockholders which resulted in a surplus of cash invested during such period.

(g) EBITDA represents the sum of (i) net loss, plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income (loss) with the exception of amortized deferred sign-on and hook-up fee revenue, in each case determined in accordance with GAAP. The term "EBITDA Discontinued operations" refers to the operations of Galaxy Brasil and TVA Banda C. The "EBITDA Continued operations", represent the Company`s remaining operations subsequent to an eventual disposition of Galaxy Brasil and TVA Banda C.

(h) Cash provided by (used in) operating activities (hereinafter referred to as cash flows from operating activities) has been determined in accordance with GAAP while EBITDA has been calculated in accordance with the definition in footnote (g). In accordance with GAAP, cash flows from operating activities generally reflect the cash effects of transactions and other events that enter into the determination of net income. The principal difference between EBITDA and cash flows from operating activities arise as a result of the treatment of the changes in the balances of operating assets and liabilities from the beginning to the end of a reporting period. That is, in accordance with GAAP, such changes are components of cash flows from operating activities while there is no similar adjustment in the calculation of EBITDA. EBITDA has been presented as it is a financial measure commonly used in the Company's industry. EBITDA should not be considered as an alternative to cash provided by (used in)operating activities, as an indicator of operating performance or as a measure of liquidity.

(i) For the five years ended December 31, 1998, earnings were insufficient to cover fixed charges by $13,100, $38,269, $50,366, $54,044 and $84,493, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Represents the number of Owned Systems' subscribers as of the last day of each period.

(k) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

           SELECTED FINANCIAL AND OTHER DATA - DISCONTINUED OPERATIONS

      Because operations of Galaxy Brasil were begun in 1996, and the Company's C-Band operations were not significant in 1995, the following discussion does not present information for the years ended December 31, 1995 or 1994.

                                                               Year Ended December 31,

                                                             1998        1997        1996
                                                           -------     -------     -------
                                                            (Dollars in Thousands, Except
                                                               Selected Operating Data)
Statements of Operating Data:
Gross revenues
     Monthly subscriptions                                $129,961    $ 78,534    $ 15,328
     Installation                                           59,382      77,865      39,436
     Other                                                     580           0         197
    Taxes on revenue (a)                                   (13,664)    (11,789)     (3,190)
                                                          --------    --------    --------
Total net revenue                                          176,259     144,610      51,771
                                                          --------    --------    --------
     Direct operating expenses (b)                         112,622      73,742      18,451
     Selling, general and administrative expenses           46,669      51,410      18,987
     Depreciation and amortization                          39,185      20,920       3,866
     Provision for equipment and inventory obsolescence      3,321       5,275           0
                                                          --------    --------    --------
Total operating expenses                                   201,797     151,347      41,304
                                                          --------    --------    --------
Operating income (loss)                                    (25,538)     (6,737)     10,467
                                                          --------    --------    --------
Nonoperating expenses
     Interest expense                                      (25,048)    (16,316)     (1,476)
     Other nonoperating (expenses) income, net (c)          (2,187)      1,615         166
     Income tax expense                                          0           0           0
                                                          --------    --------    --------
Net income (loss)                                          (52,773)    (21,438)      9,157
                                                          ========    ========    ========

Other data:
EBITDA (d)                                                  16,968      19,458      14,333

Purchase of fixed assets                                    61,967     128,958      37,645
Selected Operating Data:
Number of Subscribers to Owned Systems (e)                 296,847     211,209      73,180
Average monthly revenue per Subscriber (f)                   43.78       37.18       20.95

Balance Sheet Data (at period end):
Cash and cash equivalents                                    1,308          35          59
Property, plant and equipment                              181,740     155,454      50,910
Total assets                                               217,654     170,777      69,743
Loans from shareholders                                     58,905      46,090      23,226
Long-term liabilities                                       63,425      91,655      28,573
Total shareholders' equity (deficit)                       (21,858)     13,904      17,313

                   Notes to Selected Financial and Other Data

(a) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 2.65% to 7.65%.

(b) Represents costs directly related to Monthly subscriptions, and a portion of installation revenues.

(c) Includes interest income, Translation gain or loss, Other nonoperating (expenses) income, net.

(d) EBITDA represents the sum of (i) net income (loss), plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income (loss) with the exception of amortized deferred sign-on and hook-up fee revenue, in each case determined in accordance with GAAP.

(e) Represents the number of Owned Systems' subscribers as of the last day of each period.

(f) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Since its inception in 1989, the Company has been in a developmental or buildout stage. Despite its growth and positive operating cash flow for the year ended December 31, 1998, the Company continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company since inception have been funded principally by (i) net contributions of approximately $388,000 from the Company's shareholders (consisting of $288,000 as of December 31, 1997 and a $100,000 capital increase in February 1998) (ii) borrowings from Abril under the Abril Credit Facility and a shareholder loan to Galaxy Brasil and (iii) bank loans and other borrowings made from time to time.

      In October 1998 the Board of Directors of the Company approved a plan of disposition of the Company's DBS operations, including the Ku-Band operations of Galaxy Brasil. This decision was based on Management's review of operations and investment needs and the resulting intention to concentrate the Company's businesses on the distribution of pay television services through Cable and MMDS operations. As of December 31, 1998, Management of the Company was negotiating the terms of the disposition of the DBS operations, which disposition is not expected to result in a loss to the Company. Management expects to conclude and approve the terms of the disposition by the end of the second quarter of 1999. See "Recent Developments."

      As a result of the anticipated disposition described above, the Company's DBS operations have been classified as "Discontinued Operations," the financial condition and results of operations of which are discussed separately in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Discontinued Operations" below.

                                                                                 Year Ended December 31,
                                                       --------------------------------------------------------------------------
                                                                 1996                      1997                       1998
                                                       ----------------------     ----------------------     --------------------
                                                                     % of Net                   % of Net                  % of Net
                                                        Amount        Revenue      Amount        Revenue      Amount      Revenue
                                                       --------      --------     --------      --------     --------    --------
                                                                          (U.S. $ thousands, except percentages)
Statement of Operations Data:
Gross revenues
Monthly subscriptions                                  $107,692          73.6%    $142,700          77.7%    $136,278        82.8%
Installation                                             22,281          15.2%      12,941           7.0%       2,886         1.8%
Indirect programming                                     11,377           7.8%      22,810          12.4%      19,580        11.9%
Other                                                    15,527          10.6%      18,596          10.1%      18,437        11.2%
Taxes on revenue                                        (10,557)         (7.2)%    (13,315)         (7.2)%    (12,533)       (7.6)%
                                                       --------      --------     --------      --------     --------    --------
Net revenue                                             146,320         100.0%     183,732         100.0%     164,648       100.0%
                                                       --------      --------     --------      --------     --------    --------
Direct operating expenses                                93,846          64.1%     103,216          56.2%      93,356        56.7%
Selling, general and administrative
    expense                                              62,468          42.7%      64,844          35.3%      56,517        34.3%
Depreciation and amortization                            24,350          16.6%      35,461          19.3%      48,107        29.2%
Provision for equipment and
    inventory  obsolescence                               3,621           2.5%       3,944           2.1%       1,940         1.2%
                                                       --------      --------     --------      --------     --------    --------
Total operating expenses                                184,285         125.9%     207,465         112.9%     199,920       121.4%
                                                       --------      --------     --------      --------     --------    --------
Operating loss                                          (37,965)        (25.9)%    (23,733)        (12.9)%    (35,272)      (21.4)%
                                                       --------      --------     --------      --------     --------    --------
Interest income                                           5,896           4.0%      14,205           7.7%       6,718         4.1%
Interest expense                                        (16,287)        (11.1)%    (44,541)        (24.2)%    (51,665)      (31.4)%
Translation (loss) gain                                     473           0.3%        (902)         (0.5)%        (17)        0.0%
Equity in (losses) income of affiliates                  (8,532)         (5.8)%     (6,851)         (3.7)%    (12,139)       (7.4)%
Other nonoperating (expenses)
    income, net                                          (2,327)         (1.6)%        927           0.5%      (4,233)       (2.6)%
Minority interest                                         1,849           1.3%         916           0.5%       1,338         0.8%
Income taxes                                               (156)         (0.1)%          0           0.0%         (24)        0.0%
                                                       --------      --------     --------      --------     --------    --------
Loss from continuing operations                         (57,049)        (39.0)%    (59,979)        (32.6)%    (95,294)      (57.9)%
                                                       --------      --------     --------      --------     --------    --------
Income (loss) from discontinued
    operations                                            9,157           6.3%     (21,438)        (11.7)%    (52,773)      (32.1)%
                                                       --------      --------     --------      --------     --------    --------
Net loss                                                (47,892)        (32.7)%    (81,417)        (44.3)%   (148,067)      (89.9)%
                                                       ========      ========     ========      ========     ========    ========

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      The table below sets forth the number of subscribers at December 31, 1997 and December 31, 1998 for the Owned Systems.

                                                    December 31,  December 31,
                                                    ------------  ------------
      Owned Systems Subscribers                        1997           1998
      -------------------------                       -------       -------
      MMDS(a) .....................................   240,913       186,216
      Cable .......................................    94,261       129,597
                                                      -------       -------
                                                      335,174       315,813
      Paid Subscribers Awaiting Installation(b)....    17,963        13,766
                                                      -------       -------
      Total Owned Systems .........................   353,137       329,579
                                                      =======       =======

----------
(a)   Includes UHF subscribers
(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

      The table below sets forth at December 31, 1997 and December 31, 1998 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

      Households Receiving TVA Programming

                                              December 31,      December 31,
                                              ------------      ------------
                                                  1997              1998
                                               ---------         ---------

      Total Owned Systems(a) .........           353,137           329,579
      Operating Ventures .............           142,148           136,105
      Independent Operators ..........           669,543           449,008
                                               ---------         ---------
      Total ..........................         1,164,828           914,692
                                               =========         =========

----------
(a)   Excludes Ku-Band and C-Band operations

      Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue, Indirect programming revenue (which consists of payments made to the Company for the sale of its programming to the Independent Operators) and Other revenue (which consists of Advertising revenues and Other revenues). Taxes on revenue consist of a 2.65% tax on Advertising revenue and a 7.65% tax on the balance of revenues, in each case charged by the Brazilian Government.

      Monthly subscriptions revenue for the year ended December 31, 1998 was $136,278, as compared to $142,700 for the comparable period in 1997, a decrease of $6,422 or 4.5%. This decrease was principally attributable to a decrease in the subscriber base and average monthly fees for existing subscribers from $38.26 to $37.92 and for new subscribers from $43.41 to $39.21 per subscriber. The average monthly subscription price during the year ended December 31, 1998, was $37.77 for MMDS service and $38.14 for Cable service, as compared to $39.39, $35.36, respectively, for the year ended December 31, 1997. The decrease in subscriber base and resulting reduction in Revenues and average monthly subscription prices were due primarily to the economic crisis that affected the Brazilian economy, and in particular the pay television sector, in the second semester of 1998.

      Installation revenue for the year ended December 31, 1998 was $2,886, as compared to $12,941 for the same period of 1997, a decrease of $10,055 or 77.7%. This decrease was the result of a 42% sales reduction performance during the year of 1998 when compared with the same period of 1997, again due to the economy's crisis as mentioned above. The average installation fee during the year ended December 31, 1998 was $72.85 for MMDS service, $38.62 for Cable service, as compared to $103.58 and $35.89, respectively, during the year ended December 31, 1997.

      Indirect programming revenue for the year ended December 31, 1998 was $19,580, as compared to $22,810 for the comparable period of 1997, a decrease of $3,230, or approximately 14.2%. This decrease was principally attributable to a change in the billing process between programming suppliers and the Operating Ventures and the Independent Operators initiated in the second quarter of the year. Certain programming providers began billing the Operating Ventures and the Independent Operators directly for their programming fees. Consequently, the Company, instead of collecting programming fees from the Operating Ventures and remitting such fees to programming providers, currently collects a fee solely for arranging for such programming to be provided to the Operating Ventures and Independent Operators. The reduction in Indirect programming revenue attributable to this change in billing procedure is also reflected as a reduction in the Company's Programming cost, as described below. The number of Independent Operators' subscribers decreased by 220,535 (all of whom were non-revenue generating subscribers) during the year ended December 31, 1998. Independent Operators pay a fee to the Company based on the number of subscribers to such Independent Operators' systems and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1998 was $2.92 per subscriber, as compared with $2.60 per subscriber for the comparable period in 1997.

      Other revenue for the year ended December 31, 1998 was $18,437, as compared to $18,596 for the comparable period of 1997, a decrease of 0.9%. This change included a decrease in Advertising revenue to $3,544 from $4,947, a decrease of $1,403, and an increase in Other to $14,893 from $13,649, an increase of $1,244. The decrease in Advertising revenue due to the infancy of the industry and the lack of reliable ratings measures, the sales of Pay TV advertising in Brazil are still very low, representing less than 1% of all the advertising market. The increase in Other revenues was principally due to increased commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of TVA magazine to independent programming providers.

      Taxes on revenue for the year ended December 31, 1998 were $12,533, as compared to $13,315 for the same period of the prior year, a decrease of 5.9%. As a percentage of net revenue taxes on revenue represents 7.6% of net revenues and are consistent with the prior year.

      For the reasons noted above, Net revenue for the year ended December 31, 1998 was $164,648, as compared to $183,732 for the comparable period in the previous year, a decrease of $19,084.

      Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, pole rental and Other costs. These expenses are variable and relate to subscribers variation and the growth in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 1998 were $93,356, as compared to $103,216 for the same period in 1997, a decrease of $9,860. As a percentage of net revenues, direct operating expenses represents 56.7% as compared with 56.2% in the prior year. Payroll and benefits expense decreased to $15,968 from $22,593, a decrease of $6,625, as a result of the lay-off of more than 194 employees. Programming costs decreased to $54,282 from $56,394, a decrease of $2,112 or 3.8%, primarily due to a revised billing procedure for Operating Ventures and Independent Operators as described above. Transponder lease cost decreased to $2,336 from $6,312, a decrease of $3,976, as a result of the renegotiation of transponder costs. Pole rental increased from $2,157 to $3,247, an increase of $1,090 due to the expansion of TVA's cable network during the year. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1998, Other costs were $8.975, as compared to $7,026 for the same period the prior year, an increase of $1,949.

      Selling, general and administrative expenses. Selling, general and administrative expenses include payroll and benefits, expense for selling, administrative, financial and human resources, advertising and promotion, rent expense, other administrative expenses, and other general expenses. Selling, general and administrative expenses for the year ended December 31, 1998 were $56,517, as compared to $64,844 for the same period of 1997, a decrease of $8,327 or 12.8%. While the Company's general and administrative expenses remained relatively unchanged in the year ended December 31, 1998 as compared to the year ended December 31, 1997, Advertising and promotion expense decreased from $18,367 in 1997 to $9,335 in 1998, a decrease of 49.2%, as a result of the Company's reduced advertising efforts in light of the Brazilian economic crisis.

      Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and organizational costs and amortization of concessions. Provision for equipment and inventory obsolescence represents charges for lost and obsolete equipment and material. Depreciation and Amortization for the year ended December 31, 1998 was $48,107, as compared to $35,461 for the same period of 1997, an increase of $12,646, due primarily to higher fixed asset balances as a result of purchases of cable networks, decoders, installation equipment and other fixed assets in 1997, the depreciation of which was recognized in 1998. Provision for equipment and inventory obsolescence for the year ended December 31, 1998 was $1,940 as compared to $3,944 for the comparable period in 1997, a decrease of $2,004.

      For the reasons noted above, Operating loss for the year ended December 31, 1998 was $35,272 compared to $23,733 for the comparable period in 1997, an increase of $11,539.

      Interest income. Interest income for the year ended December 31, 1998 was $6,718, as compared to $14,205 for the same period in 1997, a decrease of $7,487 principally attributable to the application by the Company of the proceeds of the Notes in 1997.

      Interest expense. Interest expense for the year ended December 31, 1998 was $51,665, as compared to $44,541 for the same period of 1997, an increase of $7,124, principally attributable to the interest paid on the Notes and loans from shareholders.

      Equity in (losses) income of affiliates. For the year ended December 31, 1998, Equity in (losses) income of affiliates amounted to a loss of $12,139, as compared to a loss of $6,851 in the same period of 1997, an increase of $5,288. This loss was comprised of ESPN Brasil ($8,938), HBO Brasil ($2,081) and Canbras TVA ($1,120).

      Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 1998 was an expense of $4,233, as compared to income of $927 in the same period in 1997, an increase in expense of $5,160. Other non-operating expenses for the year ended December 31, 1998 consisted primarily of charges for provision of certain equipment and material installed in the homes of subscribers whose service was terminated.

      Minority interest. The Minority interest of $1,338 for the year ended December 31, 1998 represents Abril's 14.0% share in aggregate losses of TVA Sul.

      Income (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 1998 was $52,773 as compared to $21,438 for the comparable period in 1997, an increase of $31,335. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Discontinued Operations."

      Net loss. For the reasons noted above, Net loss for the year ended December 31, 1998 was $148,067 as compared to $81,417 for the comparable period in 1997, an increase of $66,650.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      The table below sets forth the number of subscribers at December 31, 1996 and December 31, 1997 for the Owned Systems.

                                                    December 31,  December 31,
                                                    ------------  ------------
      Owned Systems Subscribers                        1996           1997
      -------------------------                       -------       -------
      MMDS(a) .....................................   230,320       240,913
      Cable .......................................    46,011        94,261
                                                      -------       -------
                                                      276,331       335,174
      Paid Subscribers Awaiting Installation(b)....    31,124        17,963
                                                      -------       -------
      Total Owned Systems .........................   307,455       353,137
                                                      =======       =======

----------
(a)   Includes UHF subscribers
(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

      The table below sets forth at December 31, 1996 and December 31, 1997 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

      Households Receiving TVA Programming

                                              December 31,      December 31,
                                              ------------      ------------
                                                  1996              1997
                                               ---------         ---------
      Total Owned Systems(a) .........           307,455           353,137
      Operating Ventures .............            85,256           142,148
      Independent Operators ..........           564,499           669,543
                                               ---------         ---------
      Total ..........................           957,210         1,164,828
                                               =========         =========

----------
(a)   Excludes Ku-Band and C-Band operations

      Monthly subscriptions revenue for the year ended December 31, 1997 was $142,700, as compared to $107,692 for the comparable period in 1996, an increase of $35,008 or 32.5%. This increase was principally attributable to a 21.3% increase in the subscriber base. The average monthly fees for existing subscribers decreased from $39.07 in 1996 to $38.26 in 1997 and for new subscribers decreased from $43.82 in 1996 to $43.41 in 1997 per subscriber. The average monthly subscription price during the year ended December 31, 1997, was $39.39 for MMDS service and $35.36 for Cable service, as compared to $40.33 and $32.80, respectively, for the year ended December 31, 1996.

      Installation revenue for the year ended December 31, 1997 was $12,941, as compared to $22,281 for the same period of 1996, a decrease of $9,340. This decrease was basically the result of a decrease in average installation fees and in net sales. The average installation fee during the year ended December 31, 1997 was $103.58 for MMDS service and $35.89 for Cable service, as compared to $134.48 and $36.61 respectively, during the year ended December 31, 1996.

      Indirect programming revenue for the year ended December 31, 1997 was $22,810, as compared to $11,377 for the comparable period of 1996, an increase of $11,443, or approximately 100%. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period. The number of Independent Operators' subscribers increased by 105,044 during the year ended December 31, 1997, as compared to an increase of 222,800 during the same period of the prior year. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1998 was $2.60 per subscriber.

      Other revenue for the year ended December 31, 1997 was $18,596, as compared to $15,527 for the comparable period of 1996, an increase of $3,069. This change included a decrease in Advertising revenue to $4,947 from $7,532, and an increase in Other to $13,649 from $7,995, an increase of $5,654. The decrease in Advertising revenue was attributable to a shift in advertising on ESPN International programming (the Advertising revenues from which were reported as Advertising revenues in the Company's consolidated financial statements), to advertising sales on ESPN Brasil Ltda programming (the Advertising revenues from which were not reported in the Advertising revenues line of the Company's consolidated financial statements but as part of the Company's Equity in (losses) income of affiliates). The increase in Other revenues was principally due to increased commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of TVA magazine to independent programming providers.

      Taxes on revenue for the year ended December 31, 1997 were $13,315, as compared to $10,557 for the same period of the prior year, an increase of $2,758. As a percentage of net revenue taxes on revenue, represents 7.2% of net revenues and are consistent with the prior year.

      For the reasons noted above, Net revenue for the year ended December 31, 1997 was $183,732, as compared to $146,320 for the comparable period in the previous year, an increase of $37,412.

      Direct operating expenses. Direct operating expenses for the year ended December 31, 1997 were $103,216, as compared to $93,846 for the same period in 1996, an increase of $9,370. As a percentage of net revenues, direct operating expenses represents 56.2% as compared with 64.1% in the prior year. Payroll and benefits expense decreased to $22,593 from $23,324, a decrease of $731. Programming costs increased to $56,394 from $42,315, an increase of $14,079 or 33.3%, approximately the same variation as occurred in monthly subscription revenue. Transponder lease cost increased to $6,312 from $5,737, an increase of $575, as a result of the leasing of a fourth transponder in the fourth quarter of 1997. Technical assistance costs decreased from $5,507 to $1,832, a decrease of $3,675. Vehicle rentals expense decreased from $1,772 to $1,075, a decrease of $697; and the expense of publishing TVA Magazine decreased from $6,311 to $5,827. Pole rental increased to $2,157 from $448, an increase of $1,709, due to the expansion of TVA's cable plant during the year. For the year ended December 31, 1997, Other costs were $7,026, as compared to $8,432 for the same period the prior year, a decrease of $1.406.

      Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1997 were $64,844, as compared to $62,468 for the same period of 1996, an increase of $2,376 or 3.8%. Advertising and promotion expense increased to $18,367 from $11,445 an increase of $6,922, as a result of an increase in the number of subscribers and promotional activity.

      Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and Amortization for the year ended December 31, 1997 was $35,461, as compared to $24,350 for the same period of 1996, an increase of $11,111. Provision for equipment and inventory obsolescence for the year ended December 31, 1997 was $3,944 as compared to $3,621 for the comparable period in 1996, an increase of $323.

      For the reasons noted above, Operating loss for the year ended December 31, 1997 was $23,733 compared to $37,965 for the comparable period in 1996, a decrease of $14,232.

      Interest income. Interest income for the year ended December 31, 1997 was $14,205, as compared to $5,896, an increase of $8,309, principally due to interest received on invested portions of the proceeds of the Notes.

      Interest expense. Interest expense for the year ended December 31, 1997 was $44,541, as compared to $16,287 for the same period of 1996, an increase of $28,254 principally attributable to the interest paid on the Notes.

      Equity in (losses) income of affiliates. For the year ended December 31, 1997, Equity in (losses) income of affiliates amounted to a loss of $6,851, as compared to a loss of $8,532 in the same period of 1996, a decrease in loss of $1,681. The loss was principally related to the sustained losses at ESPN Brasil.

      Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 1997 was income of $927, as compared to a loss of $2,327 in the same period in 1996, an increase of $3,254 primarily attributable to a capital gain arising from an increase in the value of the Company's interest in HBO Brasil Partners following the entry of BVI Television Investments, Inc. as an equityholder in HBO Brasil Partners.

      Minority interest. The Minority interest of $916 for the year ended December 31, 1997 represents Mr. Leonardo Petrelli's 14.0% share in aggregate losses of TVA Sul.

      Income (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 1997 was a loss of $21,438 as compared to income of $9,157 for the comparable period in 1996, an increase of $30,595. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Discontinued Operations."

      Net loss. For the reasons noted above, Net loss for the year ended December 31, 1997 was $81,417 as compared to $47,892 for the comparable period in 1996, an increase of $33,525.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Discontinued Operations

                                                                             Year Ended December 31,
                                                 --------------------------------------------------------------------------------
                                                          1996                         1997                         1998
                                                 ----------------------      -----------------------      -----------------------
                                                               % of Net                     % of Net                     % of Net
                                                  Amount       Revenue        Amount        Revenue        Amount        Revenue
                                                 --------      --------      --------       --------      --------       --------
                                                                        (U.S. $ thousands, except percentages)
Statement of Operations Data:
Gross revenues
Monthly subscriptions                            $ 15,328          29.6%     $ 78,534           54.3%     $129,961           73.7%
Installation                                       39,436          76.2%       77,865           53.8%       59,382           33.7%
Other                                                 197           0.4%            0                          580            0.3%
Taxes on revenue                                   (3,190)         (6.2)%     (11,789)          (8.2)%     (13,664)          (7.8)%
                                                 --------      --------      --------       --------      --------       --------
Net revenue                                        51,771         100.0%      144,610          100.0%      176,259          100.0%
                                                 --------      --------      --------       --------      --------       --------
Direct operating expenses                          18,451          35.6%       73,742           51.0%      112,622           63.9%
Selling, general and
    administrative expense                         18,987          36.7%       51,410           35.6%       46,669           26.5%
Depreciation and
    amortization                                    3,866           7.5%       20,920           14.5%       39,185           22.2%
Provision for equipment and
    inventory obsolescence                              0                       5,275            3.6%        3,321            1.9%
                                                 --------      --------      --------       --------      --------       --------
Total operating expenses                           41,304          79.8%      151,347          104.7%      201,797          114.5%
                                                 --------      --------      --------       --------      --------       --------
Operating income (loss)                            10,467          20.2%       (6,737)          (4.7)%     (25,538)         (14.5)%
                                                 --------      --------      --------       --------      --------       --------
Interest income                                       160           0.3%          863            0.6%          109            0.1%
Interest expense                                   (1,476)         (2.9)%     (16,316)         (11.3)%     (25,048)         (14.2)%
Translation (loss) gain                                 0           0.0%          767            0.5%       (2,713)          (1.5)%
Other nonoperating
    (expenses) income, net                              6           0.0%          (15)           0.0%          417            0.2%
Income taxes                                            0           0.0%            0            0.0%            0
                                                 --------      --------      --------       --------      --------       --------
Net income (loss)                                   9,157          17.7%      (21,438)         (14.8)%     (52,773)         (29.9)%
                                                 ========      ========      ========       ========      ========       ========

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      The table below sets forth the number of subscribers at December 31, 1997 and December 31, 1998 for the Discontinued Operations.

      Discontinued Operations         December 31, 1997    December 31, 1998
      -----------------------         -----------------    -----------------

      DIRECTV and Digital C-Band           211,209              296,847

      Revenues. Monthly subscriptions revenue for the year ended December 31, 1998 was $129,961, as compared to $78,534 for the comparable period in 1997, an increase of $51,427. This increase was principally attributable to an increase in the subscriber base, offset by decreases in average monthly fees for new subscribers from $47.10 in 1997 to $45.54 in 1998 per subscriber. Monthly fees from new subscribers increased slightly from $44.05 to $44.25. The average monthly subscription price during the year ended December 31, 1998 was $48.46 for Ku-Band service and $30.72 for C-band service, as compared to $49.69 and $32.24, respectively, for the year ended December 31, 1997.

      Installation revenue for the year ended December 31, 1998 was $59,382, as compared to $77,865 for the same period of 1997, a decrease of $18,483. This decrease was the result of a 19.1% sales reduction performance during the year of 1998 when compared with the same period of 1997 and the significant reduction in the average installation fee, which, during the year ended December 31, 1998 was $309.20 for Ku-Band service and $54.46 for C-band service, as compared to $513.12 and $347.03 respectively, during the year ended December 31, 1997.

      Taxes on revenue for the year ended December 31, 1998 were $13,664, as compared to $11,789 for the same period of the prior year, an increase of $1,875. As a percentage of net revenue taxes on revenue, represents 7.8% of net revenue and are consistent with the prior year.

      For the reasons noted above, Net revenue for the year ended December 31, 1998 was $176,259, as compared to $144,610 for the comparable period in the previous year, an increase of $31,649.

      Direct operating expenses. Direct operating expenses for the year ended December 31, 1998 were $112,622, as compared to $73,742 for the same period in 1997, an increase of $38,880. Payroll and benefits expense increased to $8,818 from $7,311, an increase of $1,507, as a result of the hiring of employees. Programming costs increased to $73,535 from $38,837, an increase of $34,698 due to the increase in the subscriber base and in the number of channels for the Ku-Band operations. Transponder lease cost increased to $10,998 from $7,583, an increase of $3,415. For the year ended December 31, 1998, Other costs were $17,472, as compared to $18,070 for the same period the prior year, a decrease of $598.

      Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1998 were $46,669, as compared to $51,410 for the same period of 1997, a decrease of $4,741 or 9.2%. Payroll and benefits expense which, for the year ended December 31, 1998 were $8,809 as compared to $5,452 for the same period of 1997, resulting from an increase in the number of sales department employees. Advertising and promotion for the year ended December 31, 1998 was $14,830, as compared to $19,158 for the same period in 1997, a decrease of $4,328 as a result of reduced advertising efforts in light of the Brazilian economic crisis.

      Depreciation and Provision for equipment and inventory obsolescence. Depreciation includes depreciation of systems and equipment and organizational costs. Provision for equipment and inventory obsolescence represents charges for lost and obsolete equipment and material. Depreciation for the year ended December 31, 1998 was $39,185, as compared to $20,920 for the same period of 1997, an increase of $18,265. Provision for equipment and inventory obsolescence for the year ended December 31, 1998 was $3,321 as compared to $5,275 for the comparable period in 1997.

      For the reasons noted above, Operating loss for the year ended December 31, 1998 was $25,538 compared to $6,737 for the comparable period in 1997, an increase of $18,801.

      Interest income. Interest income for the year ended December 31, 1998 was $109, as compared to $863 for the same period in 1997, a decrease of $754.

      Interest expense. Interest expense for the year ended December 31, 1998 was $25,048, as compared to $16,316 for the same period of 1997, an increase of $8,732 principally attributable to the interest related to the Galaxy Brasil Leasing Facility and loans from shareholders.

      Other non-operating (expenses) income. Other non-operating (expenses) income for the year ended December 31, 1998 was income of $417, as compared to expense of $15 in the same period in 1997, an increase of $432.

      Net loss. For the reasons noted above, Net loss for the year ended December 31, 1998 was $52,773 as compared to $21,438 for the comparable period in 1997, an increase of $31,335.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      The table below sets forth the number of subscribers at December 31, 1996 and December 31, 1997 for the Discontinued Operations.

      Discontinued Operations            December 31, 1996    December 31, 1997
      -----------------------            -----------------    -----------------

      DIRECTV and Digital C-Band               73,180              211,209

      Monthly subscriptions revenue for the year ended December 31, 1997 was $78,534, as compared to $15,328 for the comparable period in 1996, an increase of $63, 206. This increase was principally attributable to an increase in the subscriber base and average monthly fees for existing subscribers to $44.05 in 1998 from $39.72 in 1997 and for new subscribers from $38.85 in 1997 to $47.10 in 1998 per subscriber. The average monthly subscription price during the year ended December 31, 1998, was $49.69 for Ku-Band service and $32.24 for C-band service, as compared to $49.05 and $35.36, respectively, for the year ended December 31, 1997.

      Installation revenue for the year ended December 31, 1997 was $77,865, as compared to $39,436 for the same period of 1996, an increase of $38,429. This increase was the result of a strong sales performance during the year ended December 31, 1997, principally for the Company's Ku-Band operations and occurred in spite of a decrease in average installation fees. The average installation fee during the year ended December 31, 1997 was $513.12 for Ku-Band service and $347.03 for C-band service, as compared to $877.00 and $649.98 respectively, during the year ended December 31, 1996.

      Taxes on revenue for the year ended December 31, 1997 were $11,789, as compared to $3,190 for the same period of the prior year, an increase of $8,599. As a percentage of net revenue, Taxes on revenue represents 8.2% of net revenues.

      For the reasons noted above, Net revenue for the year ended December 31, 1997 was $144,610, as compared to $51,771 for the comparable period in the previous year, an increase of $92,839.

      Direct operating expenses. Direct operating expenses for the year ended December 31, 1997 were $73,742, as compared to $18,451 for the same period in 1996, an increase of $55,291. Payroll and benefits expense increased to $7,311 from $3,879, an increase of $3,432, as a result of the hiring of new employees. Programming costs increased to $38,837 from $981, due to the initiation of Ku-Band commercial operations, the nationwide roll-out of which occurred in the fourth quarter of 1996 and became substantial in 1997. Transponder lease cost, which is a variable cost, increased to $7,583 from $4,205, an increase of $3,378, as a result of an increase in subscribers of the Ku-Band operation. For the year ended December 31, 1997, Other costs were $18,070, as compared to $8,765 for the same period the prior year, an increase of $9,305.

      Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1997 were $51,410, as compared to $18,987 for the same period of 1996, an increase of $32,423. The DBS business experienced increasing Selling, general and administrative expenses as a result of its increased pay television activities and the associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase in Payroll and benefits expense resulting from an increase in the number of employees. Advertising and promotion expense increased to $19,158 from $9,910, an increase of $9,248, as result of an increase in the number of subscriber and promotional activity.

      Depreciation and Provision for equipment and inventory obsolescence. Depreciation and provision for equipment and inventory obsolescence for the year ended December 31, 1997 was $20,920 as compared to $3,866 for the comparable period in 1996, an increase of $17,054. This was basically due to the start up of operations in 1996 and the acquistion and utilization of such equipment and inventory in 1997.

      For the reasons noted above, Operating income (loss) for the year ended December 31, 1997 was a loss of $6,737 compared to income of $10,467, for the comparable period in 1996.

      Interest expense. Interest expense for the year ended December 31, 1997 was $16,316, as compared to $1,476 for the same period of 1996, an increase of $14,840 attributable to principally the interest related to the Galaxy Brasil Leasing Facility and loans from shareholders.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 1997 was $21,438 as compared to a Net income of $9,157 for the comparable period in 1996, a decrease of $30,595.

Liquidity and Capital Resources

      The following discussion is qualified in its entirety by the information contained in "Recent Developments".

      Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 1998, the Company had cumulative net losses of over $433,351. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) cash and cash equivalents of $104,798 at December 31, 1996, (ii) borrowings from Abril under the Abril Credit Facility, of which $88,740 was outstanding as of December 31, 1998 and a shareholder loan of $58,671 outstanding as of December 31, 1998 to Galaxy Brasil, (iii) borrowings under lines of credit, of which $34,917 was outstanding as of December 31, 1998, (iv) net capital contributions of approximately $388,000 from shareholders, (v) the EximBank Facility, of which $18,123 was outstanding as of December 31, 1998,
(vi) the Galaxy Brasil Leasing Facility, of which $33,483 was outstanding as of December 31, 1998, and (vii) the Notes, of which $250,000 was outstanding as of December 31, 1998.

      The Company had negative working capital of $82,171 at December 31, 1998. Arthur Andersen, the Company's independent accountants, has included in its audit report of the Company's financial statements for the year ended December 31, 1998 an "emphasis paragraph" which states that the Company's financial statements have been prepared on the assumption that the Company will continue as a going concern. In its report, Arthur Andersen has stated that the Company has suffered recurring losses and has a negative working capital that "raise substantial doubt about its ability to continue as a going concern". In a footnote to the Company's financial statements relating to its working capital deficiency, Arthur Andersen acknowledges that management's plans to continue as a going concern include efforts to generate the necessary cash flow to meet the Company's cost structure through sales of non-strategic assets, and an administrative cost reduction program implemented in the fourth quarter of 1998.

      The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 1998, the Company had approximately $486,913 of indebtedness outstanding, primarily consisting of $250,000 principal amount of the Notes and loans from shareholders.

      In addition to debt service, the Company will require capital for (i) the continued funding of losses and working capital requirements, (ii) the construction of cable networks and the installation of equipment at subscribers' locations, (iii) the construction of additional transmission and headend facilities and related equipment purchases and (iv) investments in, and maintenance of, vehicles and administrative offices.

      The Company has, as a consequence of its negative cash flow, liquidity shortage and its lack of access to sources of capital, failed to comply with certain obligations, including certain payment obligations and certain financial covenants, summarized below. As discussed below, some of these failures may result in the termination of certain material agreements, and may subject the Company to the exercise of certain remedies, or the acceleration of certain indebtedness, of the Company or GLB, or other consequences that could affect the Company's ability to continue as a going concern.

      o Accrued Royalty Payments to GLA. The Company has not made royalty payments to GLA in accordance with the terms of the Local Operating Agreement since August 1998. As of April 30, 1999 such unpaid amount totaled approximately $51 million. Under the terms of the Local Operating Agreement, GLA is entitled to terminate the Agreement for failure by GLB to make royalty payments when due. If GLA were to validly terminate the Local Operating Agreement, GLB would no longer be entitled to operate the DIRECTV Service in Brasil, and would be unable to service its current and future subscribers.

      o Indebtedness Payable to SurFin. GLB has incurred indebtedness to SurFin in the aggregate outstanding principal amount of approximately $71 million. Of that amount, approximately $60 million was due and payable in August 1998. Since that time, SurFin has granted to GLB successive extensions of the maturity date for such indebtedness. Such extensions are, however, terminable at any time in SurFin's sole discretion, and there is no assurance that SurFin will continue to grant such extensions.

      o Noncompliance With Certain Financial Covenants. In connection with the Galaxy Brasil Leasing Facility, GLB is currently not in compliance with certain financial covenants (specifically the debt to tangible net worth ratio covenant and the tangible net worth covenant) contained in the Equipment Lease Agreement and the Equipment Lease and Saleback Agreement, each dated as of July 30, 1996 between Citibank, N.A., as Lessor and GLB, as Lessee. Citibank issued a waiver of those covenant defaults, valid for a period of six months, from December 31, 1998 until June 30, 1999. However, there is no assurance that Citibank would be willing to grant further waivers at the end of such six-month period. In the event that Citibank were to refuse to grant further waivers, Citibank may have the right to exercise its remedies under the equipment lease agreements. Currently the aggregate principal amount due to Citibank under the two equipment lease agreements referred to above totals approximately $30 million.

Although GLB may be able to raise certain defenses in the event of legal actions arising out of any of the foregoing events, the outcome of any such actions would be uncertain. In addition most of GLB's financing documents (including the Indenture) contain cross-default provisions that could be triggered by the enforcement by any of the creditors mentioned above.

      The Company made purchases of fixed assets of $22,369, $93,029, $87,867, $118,909 and $81,392 in 1994, 1995, 1996, 1997 and 1998, respectively (not including $37,645, $128,958 and $61,967 in connection discontinued operations in 1996, 1997 and 1998 respectively). Management estimates that $29,292 and $22,502 of capital expenditures will be required in 1999 and 2000, respectively, principally in connection with the purchase of materials and equipment.

      The Company also has certain commitments that must be funded, including investments of $23,954 prior to December 31, 1999 in GLA ($18,000), Surfin ($2,000) and ESPN Brasil Ltda ($3,954). Actual amounts of funds required may vary materially from these estimates and additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological-driven changes. In addition, these commitments may be eliminated as a result of the consummation of the sales of assets described above.

      The Company's principal sources of liquidity are borrowings from Abril and the Company's short-term line of credit (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from the operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. In addition, in 1999 the Company expects to consummate sales of certain non-strategic assets described above, thereby eliminating the Company's need to finance the operations related to such assets. The Company had approximately $1,397 of cash and cash equivalents as of December 31, 1998.

      For the year ended December 31, 1998, net cash provided by operating activities was $2,675, primarily as the result of the net loss for the year of $148,067, which was partially offset by $46,402 of depreciation, discontinued operations result $52,773 and equity in losses of affiliates $12,139. For the year ended December 31, 1998, the net cash used in investing activities was $162,556, as the result of capital expenditures for the purchase of fixed assets of $81,392, loans to related companies of $44,071, investments in equity and cost investments of $20,082 and to discontinued operations of $17,011. The purchases of fixed assets were principally related to the purchase of expansion of cable networks and reception equipment, which includes hardware, materials and labor used for new subscriber installations, and decoders. For the year ended December 31, 1998, net cash provided by financing activities was $160,289, consisting principally of borrowings from the Abril Credit Facility and capital contributions.

      The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis until December 1998. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. As of December 31, 1998, the Company had $88,740 outstanding under the Abril Credit Facility. In addition, in 1997 Abril made a subordinated shareholder loan of $61,725 to Galaxy Brasil, of which $58,671 was outstanding as of December 31, 1998.

      On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") also guaranteed 85.0% of the amount of the loan. The loan was made on terms customary for credits supported by EximBank to Brazilian borrowers with an interest rate of LIBOR plus a specified margin. The principal amount of the loan was $29,350, which was dispersed in two tranches, the first in April 1997 in the principal amount of $11,400 with a term of five years and the second in August 1997 in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 1998, the principal amount outstanding under the EximBank Facility was $18,123.

      Galaxy Brasil entered into the Galaxy Brasil Leasing Facility, a five-year $49,900 sale leaseback facility, during the first quarter of 1997. Under the Galaxy Brasil Leasing Facility, Galaxy Brasil has access to financing for the purpose of acquiring dish antennae, decoder boxes and other equipment for its Ku-Band service. This facility will be available until 2002 and bear interest at a fixed rate of 12.5% per year. During 1997 Galaxy Brasil drew down the entire amount available under the Galaxy Brasil Leasing Facility, and had $33,483 outstanding as of December 31, 1998. Galaxy Brasil's payment obligations under the Galaxy Brasil Leasing Facility are guaranteed by Tevecap and Abril.

      In connection with the Galaxy Brasil Leasing Facility, GLB is currently not in compliance with certain financial covenants (specifically the debt to tangible net worth ratio covenant and the tangible net worth covenant) contained in the Equipment Lease Agreement and the Equipment Lease and Saleback Agreement, each dated as of July 30, 1996 between Citibank, N.A., as Lessor and GLB, as Lessee. Citibank issued a waiver of those covenant defaults, valid for a period of six months, from December 31, 1998 until June 30, 1999. However, there is no assurance that Citibank would be willing to grant further waivers at the end of such six-month period. In the event that Citibank were to refuse to grant further waivers, Citibank may have the right to exercise its remedies under the equipment lease agreements. Currently the aggregate principal amount due to Citibank under the two equipment lease agreements referred to above totals approximately $30 million. Although GLB may be able to raise certain defenses in the event of legal actions arising out of any of the foregoing events, the outcome of any such actions would be uncertain. In addition most of GLB's financing documents (including the Indenture) contain cross-default provisions that could be triggered by the enforcement by any of the creditors mentioned above.

      On November 26, 1996, Tevecap raised funds in foreign markets through a private placement amounting to $250,000 12 5/8% Senior Notes (the "Notes"). These Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap's subsidiaries. The Indenture relating to the Notes contains certain restrictive covenants which relate to, among others, the ability of Tevecap and the Guarantors to incur additional indebtedness, declare dividends, effect asset dispositions, enter into new liens, sell capital stock, enter into mergers and/or consolidations, invest in non-guarantor subsidiaries that are not Guarantors and transfer existing businesses. As of December 31, 1998, the Company was in compliance with all restrictive covenants contained in the Indenture.

      In addition, the Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

Accounting for Income Taxes

      The Company has approximately $274,070 of net operating losses ("NOLs") to offset against regular taxes. These NOLs are unexpirable. Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109") requires that the Company determine whether it is "more-likely-than-not" that the Company will realize the benefits associated with such losses and provides that in making such a determination, all negative and positive evidence should be considered (with more weight given to evidence that is "objective and verifiable"). SFAS No. 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years". The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of NOL carryforwards in excess of net taxable temporary differences. This determination was based primarily on historical losses. Management believes that, should the Company be profitable in the future, it will be able to utilize these NOLs.

Year 2000 Compliance

      Many computer systems, including some of those used by the Company in the past, identify dates using only the last two digits of the year. These systems are unable to distinguish between dates in the year 2000 and dates in the year 1900. That inability (referred to as the "Year 2000 issue"), if not addressed, could cause these systems to fail or provide incorrect information after December 31, 1999 or when using dates after December 31, 1999.

      In 1998 the Company established a program for identifying, prioritizing and replacing or modifying systems and processes that may be affected by the Year 2000 issue (the "Year 2000 Program") and that could, consequently, affect the Company's business, operations and exposure to liability from third parties. These areas primarily covered by the Year 2000 Program are:

      o information technology ("IT") systems (software systems relating to billing, customer service, corporate finance, supplies and other areas)
      o     non-IT systems (hardware, telecommunications and other systems)
      o external interfaces with third parties (including financial institutions, programming providers, vendors and service providers)

      In addition, in 1998 the Company established a Year 2000 Committee, comprised of the Company's Chief Information Technology Officer, Information Technology Manager and a team of independent consultants. The principal functions of the Year 2000 Committee are to coordinate the testing and implementation of Year 2000 compliant systems and to report to Management the Company's progress in these areas. In addition, the Company is participating in the Year 2000 compliance program adopted by Abril S.A., the Company's majority shareholder. All Company employees were made aware of potential Year 2000 issues in a letter from the President of the Company circulated to all employees concerning potential Year 2000 issues and the need for the Company to promptly and diligently address these issues.

      The Company's Year 2000 Program is being executed in the following stages, all of which the Company expects to complete on or prior to July 31, 1999:

      Stage:                                          Target Completion Month
      ------                                          -----------------------

      o  awareness                                    August 1998
      o  systems inventory                            July 1998
      o  software inventory                           September 1998
      o  equipment inventory                          October 1998
      o  personal applications inventory              March 1999
      o  external contacts                            March 1999
      o  replacement or modification of systems       June 1999
      o  testing                                      June 1999
      o  evaluation of results                        June 1999
      o  Year 2000 certification                      July 1999
      o  contingency plans                            July 1999

      As of May 17, 1999, the Company had completed several phases of the Year 2000 Program and was in the process of completing the phases relating to replacement or modification of systems, testing and evaluation of results. The Company expects these phases to be completed on or prior to June 30, 1999. In addition, as of May 17, 1999, the Company was commencing the development of contingency plans in the event of a "worst case" scenario, as described more fully below, which phase is scheduled to be completed on or prior to July 31, 1999.

      With respect to IT systems, the Company has replaced or modified the following three primary software systems with Year 2000 compliant systems:

      o An in-house intellicable system handling billing and customer service was replaced by a Year 2000 compliant Cable Data system with the assistance of the consulting firm Integris. As of May 17, 1999, this new system had been installed in each of the Company's principal offices, with the exception of the Rio de Janeiro and Curitiba offices, where the Company has experienced some delays in installing the new system. Nevertheless, the Company expects that the installation of the new system in the remaining offices will be completed on or prior to June 30, 1999.

      o The Company's in-house finance system, which consisted of 15 separate systems, was replaced by a comprehensive Year 2000 compliant Oracle financial system.

      o A Placomp system handling materials and supplies was refurbished to comply with Year 2000 issues.

      With respect to non-IT systems, the Company has replaced all systems requiring modification, installing IBM Risk 6000, AIX and Oracle database hardware systems.

      As of May 17, 1999, approximately 70% of the Company's IT systems and 60% of the Company's non-IT systems had been fully tested or otherwise validated as Year 2000 compliant. The Company expects that the remaining systems will be fully tested or otherwise validated as compliant on or prior to June 30, 1999. Of the systems tested thus far, certain minor compliance difficulties were encountered with respect to the refurbishing of the Placomp system described above. These problems were promptly resolved by the Company with the assistance of independent consultants.

      With respect to external contacts, the Company established a formal communications process with its financial institutions, programming providers, vendors, service providers and other third party contacts to determine the extent to which such parties are addressing Year 2000 issues. In connection with the process, the Company sent approximately 20 questionnaires requesting information regarding the Year 2000 compliance status of these parties. The Company has received responses from all such parties indicating that all are Year 2000 compliant or expect to be Year 2000 compliant on a timely basis.

      The Company expects to incur total costs of approximately $8.3 million to address Year 2000 issues, including the replacement and modification of IT and non-IT systems, the conducting of testing to evaluate the compliance of systems and the hiring of consultants to install and oversee the testing of such systems. Approximately $1.2 million of these costs relate to the replacement and modification of systems that were planned prior to the implementation of the Year 2000 Program. Approximately $1.2 million of total Year 2000 Program costs relate to the engagement by the Company of the services of external consultants to assist in the implementation, replacement, modification and testing of systems.

      The Company has funded, and will fund, the costs for the Year 2000 Program through cash flow from operations and shareholder loans. Overall, approximately $7.5 million of total costs will be capitalized and $0.8 million will be expensed. The $8.3 million total costs have been or are expected to be spent in accordance with the Year 2000 Program stages described above and in the following amounts:

      Quarter                       Amount
      -------                       ------

      First quarter 1998            $0.8 million
      Second quarter 1998           $1.2 million
      Third quarter 1998            $1.9 million
      Fourth quarter 1998           $1.7 million
      First quarter 1999            $1.1 million
      Second quarter 1999           $0.8 million (estimated)
      Third quarter 1999            $0.6 million (estimated)
      Fourth quarter 1999           $0.2 million (estimated)

      The Company's estimates of the costs associated with the Year 2000 Program are based on the best estimates of the Company derived by utilizing numerous assumptions of future events, including the continued availability of resources, third-party Year 2000 compliance modification plans and other factors. The Company expects the necessary modifications will be made on a timely basis and does not believe that the cost of these modifications or the Year 2000 Program as a whole will have a material adverse effect on the business, financial condition and results of operations of the Company.

      Although all critical systems over which the Company has control are expected to be Year 2000 compliant and tested before the Year 2000, the Company has identified certain areas of concern in a worst possible scenario. These areas include a systems failure beyond the control of the Company impeding the ability of the Company to transmit programming to subscribers and to submit monthly statements to subscribers. Such a failure could lead to lost revenues, increased operating costs, a loss of subscribers and other business interruptions of a material nature. In addition, such a failure could lead to potential claims of mismanagement, misrepresentation and breach of contract.

      As of May 17, 1999, the Company was in the process of preparing contingency plans to be implemented in the event of any material systems failure on or after December 31, 1999. These contingency plans are expected to be completed on or prior to July 31, 1999. The Company's Year 2000 Committee is working with each of the Company's business units to review existing business continuity plans and to modify these plans to include Year 2000 contingency plans for the business processes, systems and third-party interfaces that may experience delays due to Year 2000 issues. The Company's contingency plans will be developed in accordance with the following stages:

      o assessment of each business process for business risk and potential need for contingency plans
      o creation of contingency plans as necessary in accordance with risk analysis
      o     testing of contingency plans
      o     evaluation of test results
      o revision of contingency plans as necessary as a result of evaluation of test results
      o review and modification of contingency plans as part of ongoing management process

      The Company expects to have completed all stages of its Year 2000 Program, including the testing of all systems and the establishment of appropriate contingency plans, on or prior to July 31, 1999. Upon the completion of the Year 2000 Program, Management expects that the Company's business and operations will not be materially adversely affected as a result of identified Year 2000 issues. Due to the general uncertainty inherent in evaluating Year 2000 issues and the inability to anticipate all potential risks associated with such issues, however, the Company cannot ensure its ability to resolve on a timely and cost-effective manner all difficulties that may arise in connection with Year 2000 issues and that may affect the Company's operations, business and exposure to third party liability.

      The discussion regarding Year 2000 issues above contains forward-looking statements, including, without limitation, statements relating to the Company's business plans, strategies, objectives, expectations, intentions and resources, made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions all readers that forward-looking statements contained in this Year 2000 discussion are based on certain assumptions that may vary from actual results. In particular, the dates on which the Company anticipates the completion and implementation of Year 2000 compliant systems and contingency plans are based on the best estimates of Company Management. These estimates were derived by utilizing numerous assumptions of future events, including the continued availability of resources, third-party Year 2000 compliance modification plans and other factors. As a result, the Company cannot ensure that the estimates and objectives described herein will be achieved, or that all stages of the Year 2000 Program will be implemented on schedule. In addition, for the same reasons, the Company cannot ensure that the costs associated with the Year 2000 Program will remain at the levels described herein.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is subject to foreign currency exchange rate risk and interest rate risk. At December 31, 1998, Tevecap has dollar denominated debt of US$303,380, which is due as follows:

                                            (In Thousands of US dollars)
                                                      Principal
                                            ----------------------------
                  1999                                $ 41,028
                  2000                                   6,478
                  2001                                   4,876
                  2002                                     998
                  2003 and thereafter                  250,000
                                            ----------------------------
                                                      $303,380
                                            ============================

      The amounts above do not include the debt balances of Galaxy Brasil, as it is the Company's intention to dispose of Galaxy Brasil and C-Band operations, which are accounted for as discontinued operations.

      During January 1999, the Brazilian Real experienced a devaluation after the Central Bank abandoned the exchange bond within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$2.10 per U.S. dollar.

      Although the Company's functional currency and its reporting currency is the U.S. dollar, the cash flow required to service the debt is generated in local currency, Brazilian reais (R$). Using the year end 1998 exchange rate (R$1.208 per U.S. dollar), the cash flow in reais to pay the interest and principal due in 1999 would have been R$88,838 and R$49,561, respectively. A devaluation of the real to R$2.00 per U.S. dollar would require cash flow of R$147,082 to pay the interest due in 1999 of US$73,541. Cash flow in reais to pay the principal due in U.S. dollars would be R$82,056. If the real devalued to R$2.50 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 1999 would be R$183,853 and R$102,570, respectively.

      The Company is also subject to interest rate risk on its loans in local currency. At December 31, 1998, the Company had $88,740 of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at CDI (the interbank certificate of deposit rate in Brazil) plus 1/2%.

      During 1998, the CDI Rate ranged from 19.0% to 42.3%. The average rate for the year was 28.5%. If the CDI rate rose to 40%, interest payments on the $88,740 would be approximately $35,496 annually. If the CDI rate rose to 50%, the annual interest payments would be $44,370. It is the intention of the Company and its affiliates to convert these loans to equity during 1999 if necessary. In addition, most of the interest due on these loans in the past has been added to principal rather than paid in cash.

      The Company does not hedge any of its market risks and does not have derivatives.

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

Board of Directors
                                                                Current Position
Member                                         Position            Held Since
------                                         --------            ----------
Robert Civita..........................       President               1994
Jose Augusto P. Moreira................         Member                1994
Robert Hefley Blocker..................         Member                1995
Roger Philip Hipskind..................         Member                1998
Thomaz Souto Correa Neto...............         Member                1995
Francisco Savio Couto Pinheiro.........         Member                1995
Arnaldo Bonoldi Dutra..................         Member                1996
Sergio Vladimirschi Junior.............         Member                1995
Jose Luis de Salles Freire.............         Member                1995
Jorge Fernando Koury Lopes.............         Member                1995
Oswaldo Leite de Moraes Filho..........         Member                1995

Advisory Board
                                                                Current Position
Member                                         Position            Held Since
------                                         --------            ----------
Robert Civita..........................       President               1995
Jose Augusto P. Moreira................         Member                1995
Robert Hefley Blocker..................         Member                1995
Roger Philip Hipskind..................         Member                1998
Thomaz Souto Correa Neto...............         Member                1998
Francisco Savio Couto Pinheiro.........         Member                1995
Stephen Vaccaro........................         Member                1996
Marc Nathanson.........................         Member                1995
Tully M. Friedman......................         Member                1995
Raymond E. Joslin......................         Member                1996
Herbert A. Granath.....................         Member                1996

Committee of Officers
                                                                Current Position
Member                                         Position            Held Since
------                                         --------            ----------
Jose Augusto Pinto Moreira.............         Member                1992
Angelo Silvio Rossi....................         Member                1996
Claudio Cesar D`Emilio.................         Member                1992
Sergio Vladimirschi Junior.............         Member                1996

Executive Officers

                                                                    Current Position
Member                                       Position                  Held Since
------                                       --------                  ----------
Jose Augusto P. Moreira................ President                        1998
Douglas Duran.......................... Chief Financial Officer          1992
Luiz Eduardo B.P. Rocha................ Brazil Chief Operations Officer  1997
Alexandre Annemberg.................... Chief Technology Officer         1997
Guilherme Marconi...................... South Operations Officer         1997
Roberto Rio Branco Nabuco de Gouvea.... Sao Paulo Operations Officer     1997
Paulo de Toledo Barros................. Rio de Janeiro Operations        1997
                                            Officer
Jose Carlos R.H. Alves................. Chief Information Technology     1997
                                            Officer
Leila Abraham Loria.................... Galaxy Brasil Officer            1997
Roseli Parrella........................ Human Resources Officer          1997
Andre Muller Borges.................... General Counsel                  1998
Marcelo Vaz Bonini..................... Controller                       1994

      Marc Nathanson is the uncle of Sergio Vladimirschi Junior.

ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

      For the year ended December 31, 1998, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $4,345,725. Members of the Board of Directors, the Advisory Board and the Committee of Officers do not receive a salary from the Company.

      For the year ended December 31, 1998, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $128,818.

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

Other Transactions Among Shareholders

      In 1995 each of Tevecap's corporate shareholders entered into a side letter to the Stock Purchase Agreement and the Stockholders Agreement pursuant to which each of Abril, Falcon and the Chase Parties agreed, with certain exceptions, to exchange all of its respective shares in Tevecap for a corresponding number of shares of a newly-formed Brazilian corporation. The new corporation would become an 80.0% shareholder in Tevecap and Hearst/ABC would remain a 20.0% shareholder in Tevecap, which would be reorganized as a Brazilian limitada. This new structure would not result in any change in the current beneficial equity participation of the Stockholders in Tevecap. In addition, the transactions in establishing the new structure and the new structure itself would have to conform to the terms of the Indenture.

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

      Tevecap provides financial and administrative services to Galaxy Brasil, in return for which the Company receives a monthly payment of $47,000 pursuant to an agreement dated March 9, 1995. Tevecap also provides to ESPN Brasil Ltda. satellite and other engineering services, for which it receives a payment of approximately $263,000 per month, pursuant to an agreement dated June 26, 1995.

      The Company has also entered into an agreement with HBO Brasil Ltda., dated September 1, 1995, to provide space, equipment and engineering services to HBO Brasil Ltda., in return for which the Company receives a monthly payment of approximately US$111,000.

Publishing and Advertising

      The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 435,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $257,000. The monthly magazine is distributed in accordance with a distribution agreement, dated September 1992, between the Company and Irmaos Reis, pursuant to which the Company pays Irmaos Reis approximately $72,000 per month.

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

Abril Loans

      Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Abril, as the lender. The Abril Credit Facility, effective December 6, 1995 and valid for a period of 36 months, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of December 31, 1998, the aggregate principal amount outstanding under the Abril Credit Facility was $88.7 million. In addition, in 1997 and 1998 Abril made a shareholder loan to Galaxy Brasil, of which $58.6 million was outstanding as of December 31, 1998.

Other Intercompany/Shareholder Loans

      Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema and Galaxy Brasil, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 1998 were: $21.6 million to TVA Brasil; $12.3 to SMC; $26.4 million to TVA Sul; $6.0 million to Canbras TVA; $36.7 to TVA Communciations; and $0.9 million to other affiliates. In addition, TV Show Time has loans outstanding to Abril, which loans, as of December 31, 1998, had an aggregate outstanding amount of approximately $2.5 million.

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

                                    PART III

                    ITEM 15. DEFAULTS UPON SENIOR SECURITIES

      The Company is not in default on any of its debt instruments. However, the Company is not in compliance with certain terms thereof. See "Recent Developments."

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

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report on Consolidated Financial Statements of Tevecap S.A. and
     Subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998.......................F-1

            Report of Independent Accountants................................F-2

            Consolidated Balance Sheets as of December 31, 1998 and 1997.....F-3

            Consolidated Statements of Operations for each of the three years in the period ended December 31, 1998...................F-5

            Consolidated Statements of Changes in Shareholders'
               Deficit and Statement of Redeemable Common Stock for
               each of the three years in the period ended December
               31, 1998......................................................F-6

            Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1998...................F-7

            Notes to the Consolidated Financial Statements...................F-9

Report on Financial Statements of TVA Sistema de Televisao S.A.
     as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998............................F-53

            Report of Independent Accountants...............................F-55

            Balance Sheets as of December 31, 1998 and 1997.................F-56

            Statements of Operations for each of the three
               years in the period ended December 31, 1998..................F-58

            Statements of Changes in Shareholders' Deficit for
               each of the three years in the period ended
               December 31, 1998............................................F-59

            Statements of Cash Flows for each of the three
               years in the period ended December 31, 1998..................F-60

            Notes to the Financial Statements...............................F-61

Report on Financial Statements of TVA Sul Parana Ltda. and subsidiary as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998.........................................F-77

            Report of Independent Accountants...............................F-79

            Consolidated Balance Sheets as of December 31, 1998 and 1997....F-80

            Consolidated Statements of Operations for each of the three years in the period ended December 31, 1998..................F-82

                                                                            Page
                                                                            ----

            Consolidated Statements of Changes in Shareholders' Equity
               for each of the three years in the period ended
               December 31, 1998............................................F-83

            Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1998..................F-84

            Notes to Consolidated Financial Statements......................F-86

Report on Financial Statements of CCS--Camboriu Cable System de
     Telecomunicacoes Ltda. as of December 31, 1998 and 1997 and for
     each of the two years in the period ended December 31, 1998 and the period from inception, May 30, 1996 to December 31, 1996..........F-100

            Report of Independent Accountants..............................F-102

            Balance Sheets as of December 31, 1998 and 1997................F-103

            Statements of Operations for each of the two years in the
               period ended December 31, 1998 and the period from
               inception, May 30, 1996 to December 31, 1996................F-105

            Statements of Changes in Shareholders' Equity for
               each of the two years in the period ended December
               31, 1998 and the period from inception, May 30, 1996
               to December 31, 1996........................................F-106

            Statements of Cash Flows for each of the two years in
               the period ended December 31, 1998 and the period
               from inception, May 30, 1996 to December 31, 1996...........F-107

            Notes to Financial Statements..................................F-108

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.


By: /s/ Jose Augusto P. Moreira
    -----------------------------
Name:   Jose Augusto P. Moreira
Title:  Officer


By: /s/ Claudio Cesar D'Emilio
    -----------------------------
Name:   Claudio Cesar D'Emilio
Title:  Officer

Date:    May 19, 1999

                                    GLOSSARY

      ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

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

      Darlene Investments: Darlene Investments, Ltd., a Cayman Islands limited liability company which is part of the Cisneros Group of Companies.

      DBS or DTH: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

      DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Banda C, respectively.

      DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

      DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

      DLA: DIRECTV Latin America, Inc. a California corporation wholly-owned by Hughes Communications that holds a 70% equity interest in GLA.

      Embratel: Empresa Brasileira de Telecomunicacoes, the recently-privatized Brazilian national telephone carrier authorized to provide satellite telecommunications services utilizing the Sistema Brasiliero de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System).

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

      EximBank: The Export-Import Bank of the United States.

      EximBank Facility: A credit facility, dated December 9, 1996, among Tevecap, as Guarantor, TVA Sistema, as borrower, and The Chase Manhattan Bank, N.A., as lender. The EximBank guarantees 85% of amounts borrowed under the EximBank Facility.

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

      Galaxy Latin America: Galaxy Latin America, LLC, a Delaware limited liability company the members of which are DLA, which holds a 70% equity interest, Darlene Investments, which holds a 20% equity interest and TVA Communications, which holds a 10% equity interest.

      Galaxy VIII-i: A satellite owned and operated by Hughes Communications through which Galaxy Brasil provides DIRECTV service. Galaxy VIII-i was launched in December 1997 and replaced the Galaxy III-R satellite with respect to the transmission of GLA programming.

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

      Globo Cabo: Globo Cabo S.A., a Cable service provider in Brazil.

      Globo Par: Globo Comunicacoes e Participacoes Ltda.

      Grupo Frecuencia Modulada Television: Grupo Frecuencia Modulada Television, S.A. de C.V., a Mexican corporation wholly owned by Grupo MVS.

      Guarantors: TVA Sistema de Televisao S.A., Galaxy Brasil S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda.,TVA Distribuidora S.A., TVA Programadora Ltda., TVA Satelite Ltda, TVA Banda C Ltda., TVA Network Ltda. and TVAPAR S.A.

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

      Hughes Communications: Hughes Communications, Inc.

      Hughes Electronics: Hughes Electronics Corporation.

      IBGE: Instituto Brasileiro de Geografia e Estatistica.

      Indenture: The Indenture, dated as of November 26, 1996 and as amended and supplemented from time to time, among Tevecap, Chase Manhattan Bank, as trustee, and Chase Trust Bank, as principal paying agent in connection with the Notes.

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

      Local Operating Agreement: Local Operating Agreement, dated July 26, 1996, between GLA and Galaxy Brasil.

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

      Multicanal: Multicanal Participacoes S.A., a Cable service provider in Brazil.

      NBC: National Broadcasting Company, Inc.

      NDS: News Digital Systems Limited, a wholly-owned subsidiary of News Corporation.

      Net Brasil: Net Brasil S.A., a Cable and MMDS service provider in Brazil.

      Net Sat: Net Sat Servicos Ltda., TVA's competitor in DBS service, in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited.

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

      Subsidiary Guarantees: Guarantees executed or assumed by each of the Guarantors.

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

      TVA Banda C: TVA Banda C Ltda., a Brazilian limitada in which TVA holds a 100% equity interest.

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

      TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds an 86.0% equity interest and Abril holds the remaining 14.0% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana holds a 60% equity interest and Construtora ENE ESSE Ltda. holds the remaining 40% equity interest.

      UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

      VCR: Video cassette recorders.

      Viacom International: Viacom International (Netherlands B.V.).

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                             REPORT ON CONSOLIDATED
                              FINANCIAL STATEMENTS

                        as of December 31, 1998 and 1997
                     and for each of the three years in the
                         period ended December 31, 1998

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                            Page

Report of Independent Accountants                                            F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997                 F-3

Consolidated Statements of Operations for each of the three years in
  the period ended December 31, 1998                                         F-5

Consolidated Statements of Changes in Shareholders' Deficit and
  Statements of Redeemable Common Stock for each of the three
  years in the period ended December 31, 1998                                F-6

Consolidated Statements of Cash Flows for each of the three years in
  the period ended December 31, 1998                                         F-7

Notes to The Consolidated Financial Statements                               F-9

                              ARTHUR ANDERSEN S/C

Report of Independent Accountants

To the Shareholders and Directors of
TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and redeemable common stock and cash flows for each of the three years in the period ended December 31, 1998, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEVECAP S.A. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has negative net working capital and a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to these matters include the sale of certain assets, as discussed in Note 24 and Note 25b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen

Sao Paulo, Brazil
March 5, 1999 (Except for Note 25b as to which the date is May 18, 1999)

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 1998 and 1997
(In thousands of U.S. dollars)

                                                               December 31,
                                                          ----------------------
                                                            1998          1997
                                                          --------      --------

                   ASSETS

Current assets
  Cash and cash equivalents                               $  1,397      $    989
  Accounts receivable, net                                  20,679        24,139
  Inventories, net                                          14,900        23,590
  Film exhibition rights                                     1,568         1,291
  Prepaid and other assets                                   5,176        13,833
  Accounts receivable from related parties                   1,052         2,622
  Other accounts receivable                                  4,232         4,807
                                                          --------      --------

          Total current assets                              49,004        71,271
                                                          --------      --------

Property, plant and equipment, net                         298,004       266,518
Investments in and advances to discontinued
operations                                                      --        13,904
Investments
  Equity basis                                               1,944         5,168
  Cost basis investments                                    49,096        36,904
  Concessions, net                                          12,070        13,775
Loans to related companies                                  29,416        24,745
Debt issuance costs, net (accumulated
amortization;
  1998- $2,978; 1997 - $ 1,428)                              6,263         7,813
Other                                                        2,130         1,913
                                                          --------      --------

          Total assets                                    $447,927      $442,011
                                                          ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                              December 31,
                                                         -----------------------
                                                           1998         1997
                                                         ---------    ---------
        LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Loans                                                  $  41,028    $  40,600
  Film suppliers                                            17,568       12,087
  Other suppliers                                           25,715       29,265
  Deficit in discontinued operations                        21,858           --
  Taxes payable other than income taxes                     13,229        9,034
  Accrued payroll and related liabilities                    3,957        5,339
  Advance payments received from subscribers                 2,002           34
  Other accounts payable                                     5,818        3,003
                                                         ---------    ---------

          Total current liabilities                        131,175       99,362
                                                         ---------    ---------

Long-term liabilities
  Loans                                                    262,352      275,899
  Loans from shareholders                                   88,740       54,321
  Provision for claims                                       7,426        5,662
  Liability to fund equity investee                          1,025           --
                                                         ---------    ---------

          Total long-term liabilities                      359,543      335,882
                                                         ---------    ---------

Commitments and contingencies (Note 16)

Minority interest                                            3,464        4,802
Redeemable common stock, no par value, 85,637,526
  shares
   Issued and outstanding                                  178,002      189,034

Shareholders' deficit
  Common stock, no par value, 140,700,759
    Shares issued and outstanding                          242,342      142,495
  Accumulated deficit                                     (466,599)    (329,564)
                                                         ---------    ---------

          Total shareholders' deficit                     (224,257)    (187,069)
                                                         ---------    ---------

          Total liabilities and shareholders' deficit    $ 447,927    $ 442,011
                                                         =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                       Year ended December 31,
                                             -------------------------------------------
                                                 1998            1997            1996
                                             -----------     -----------     -----------
Gross revenues
  Monthly subscriptions                      $   136,278     $   142,700     $   107,692
  Installation                                     2,886          12,941          22,281
  Advertising                                      3,544           4,947           7,532
  Indirect programming                            19,580          22,810          11,377
  Other                                           14,893          13,649           7,995
  Taxes on revenues                              (12,533)        (13,315)        (10,557)
                                             -----------     -----------     -----------
        Net revenue                              164,648         183,732         146,320
                                             -----------     -----------     -----------

Direct operating expenses
  Payroll and benefits                            15,968          22,593          23,324
  Programming                                     54,282          56,394          42,315
  Transponder lease cost                           2,336           6,312           6,737
  Technical assistance                             1,212           1,832           5,507
  Vehicle rentals                                    178           1,075           1,772
  TVA magazine                                     7,158           5,827           6,311
  Pole rental                                      3,247           2,157             448
  Other costs                                      8,975           7,026           8,432
                                             -----------     -----------     -----------
                                                  93,356         103,216          93,846
                                             -----------     -----------     -----------
Selling, general and administrative
    expenses
  Payroll and benefits                            24,849          24,432          24,885
  Advertising and promotion                        9,335          18,367          11,445
  Rent                                             3,976           3,721           3,245
  Other administrative expenses                   16,100          16,407          12,619
  Other general expenses                           2,257           1,917          10,274
                                             -----------     -----------     -----------
                                                  56,517          64,844          62,468
                                             -----------     -----------     -----------
Provision for equipment and inventory
  obsolescence                                     1,940           3,944           3,621
Depreciation                                      46,402          33,704          22,673
Amortization                                       1,705           1,757           1,677
                                             -----------     -----------     -----------
        Operating loss from continuing
            operations                           (35,272)        (23,733)        (37,965)
                                             -----------     -----------     -----------

Interest income                                    6,718          14,205           5,896
Interest expense                                 (51,665)        (44,541)        (16,287)
Translation gain (loss)                              (17)           (902)            473
Equity in losses of affiliates                   (12,139)         (6,851)         (8,532)
Other nonoperating (expenses) income, net         (4,233)            927          (2,327)
                                             -----------     -----------     -----------
        Loss from continuing operations
            before income taxes and
            minority interest                    (96,608)        (60,895)        (58,742)
Income taxes                                         (24)             --            (156)
                                             -----------     -----------     -----------
        Loss from continuing operations
            before minority interest             (96,632)        (60,895)        (58,898)

Minority interest                                  1,338             916           1,849
                                             -----------     -----------     -----------

        Loss from continuing operations          (95,294)        (59,979)        (57,049)

Income (loss) from discontinued operations       (52,773)        (21,438)          9,157
                                             -----------     -----------     -----------

        Net loss                             $  (148,067)    $   (81,417)    $   (47,892)
                                             ===========     ===========     ===========

        Net loss per share for
            continuing operations                  (0,43)          (0,30)          (0,29)
        Net income (loss) per
            share for discontinued
            operations                             (0,23)          (0,11)           0,05
        Net loss per share                         (0,66)          (0,41)          (0,24)
        Weighted average shares
          outstanding                        223,659,822     196,712,865     596,712,865

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Statement of Redeemable Common Stock

for the years ended December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                                            Total      Redeemable
                                                Paid-in   Accumulated   Shareholders'    Common
                                                Capital     Deficit        Deficit       Stock
                                               ---------   ---------      ---------    ---------
Balance as of December 31, 1995                $ 142,495   $(160,755)     $ (18,260)   $ 149,534

Net loss for the year                                        (47,892)       (47,892)

Accretion related to redeemable common stock                 (15,376)       (15,376)      15,376
                                               ---------   ---------      ---------    ---------

Balance as of December 31, 1996                $ 142,495   $(224,023)     $ (81,528)   $ 164,910
                                               ---------   ---------      ---------    ---------

Net loss for the year                                        (81,417)       (81,417)

Accretion related to redeemable common stock                 (24,124)       (24,124)      24,124

                                               ---------   ---------      ---------    ---------

Balance as of December 31, 1997                $ 142,495   $(329,564)     $(187,069)   $ 189,034
                                               ---------   ---------      ---------    ---------

Capital contributed on February 2, 1998           99,847                     99,847


Net loss for the year                                       (148,067)      (148,067)

Reversal related to redeemable common stock                   11,032         11,032      (11,032)
                                               ---------   ---------      ---------    ---------

Balance as of December 31, 1998                $ 242,342   $(466,599)     $(224,257)   $ 178,002
                                               =========   =========      =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                             Year Ended December 31,
                                                       -----------------------------------
                                                         1998         1997         1996
                                                       ---------    ---------    ---------
Cash flows from operating activities:
  Net loss                                             $(148,067)   $ (81,417)     (47,892)
  Adjustments to reconcile net loss to net
  cash (used in) provided by operating activities:
   Depreciation                                           46,402       33,704       22,673
   Amortization                                            1,705        1,757        1,677
   Amortization of debt issuance cost                      1,550        1,332           96
   Provision for doubtful accounts                         3,407        3,334        1,381
   Provision for equipment and inventory
     obsolescence                                          1,940        3,944        3,521
   Provision for claims                                    1,764          611        1,282
   Minority interest                                      (1,338)       3,024        1,778
   Disposal and write-off of property,
     plant and equipment                                   1,574          338        1,005
   Discontinued operations                                52,773       21,438       (9,157)
   Equity in losses of affiliates                         12,139        6,851       11,285
  Changes in operating assets and liabilities:
   Film exhibition rights                                   (277)        (230)      (1,031)
   Accounts receivable                                        53      (13,914)      (7,742)
   Prepaid and other assets                                8,657      (11,075)      (7,226)
   Other accounts receivable                               1,928       (4,587)      (1,972)
   Accrued interest                                          258       26,659        2,720
   Inventories                                             8,680      (11,365)      (2,269)
   Suppliers                                               1,931      (13,666)       2,898
   Taxes payable other than income taxes                   4,195        1,669        2,329
   Accrued payroll and related liabilities                (1,382)           6          947
   Advances received from subscribers                      1,968       (2,411)          81
   Other accounts payable                                  2,815        3,864          508
                                                       ---------    ---------    ---------
          Net cash (used in) provided by
            operating activities                           2,675      (30,134)     (23,108)
                                                       ---------    ---------    ---------

Cash flows used in investing activities:
  Purchases of property, plant and equipment             (81,392)    (118,909)     (87,867)
  Discontinued operations                                (17,011)         295      (11,106)
  Loans to related companies                             (44,071)     (61,939)     (89,270)
  Purchases of concessions                                    --           --      (11,273)
  Investments in equity and cost
  investments                                            (20,082)     (44,350)     (18,889)
                                                       ---------    ---------    ---------
          Net cash used in investing
            activities                                  (162,556)    (224,903)    (218,405)
                                                       ---------    ---------    ---------

Cash flows from financing activities:
  Bank loans                                              14,549       59,509      258,026
  Capital contributions                                   99,847           --           --
  Loans from shareholders                                126,084       54,908      202,417
  Repayments of loans to related companies               (83,696)      (4,442)    (201,042)
  Repayments of loans from related companies              31,429       45,724       62,650
  Repayment of loans from banks                          (27,924)      (4,412)          --
                                                       ---------    ---------    ---------
          Net cash provided by financing
          activities                                     160,289      151,287      322,051
                                                       ---------    ---------    ---------

Net increase (decrease) in cash and cash
    equivalents                                              408     (103,750)      80,538
Cash and cash equivalents at beginning of
    the period                                               989      104,739       24,201
          Cash and cash equivalents at end
          of the period                                $   1,397          989      104,739
                                                       =========    =========    =========
Supplemental cash disclosure:
  Cash paid for interest                               $  31,712       32,038        7,312
                                                       =========    =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1998       1997       1996
                                                 --------   --------   --------

Supplemental noncash financing and investing
  activities:
  Accrued interest on related company loans
    refinanced as principal balance              $ 10,930   $  4,599   $    354

Details of acquisitions:
  Fair value of assets acquired                        --         --     12,739
  Liabilities assumed                                  --         --     (1,385)
                                                 --------   --------   --------

  Cash paid                                            --         --     11,354
  Less: cash acquired                                  --         --        (81)
                                                 --------   --------   --------
 Net cash paid for acquisitions                  $     --   $     --   $ 11,273
                                                 ========   ========   ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

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

      As of December 31, 1998, Abril S.A. ("Abril"), a printing and distribution company, was the majority shareholder of the Company.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1.  Basis of presentation and consolidation

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

      During 1998, the Company's Board of Directors approved a plan of disposition of the DTH Division (Direct to Home). As a result, the financial statements have been retroactively restated to present the DTH Division as discontinued operations. See Note 3 for further discussion.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

2.1.  Basis of presentation and consolidation

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

2.2.  Accounting records

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

2.3.  Currency remeasurement

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency, as a substantial portion of Company's business is conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

      o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.2087 to US$1 in effect on December 31, 1998 and R$1.1164 to US$1 in effect on December 31, 1997. Translation gains/losses are recognized in the income statement.

      o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

2.4   Consolidated financial statements

      The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                           Ownership Interest as of
                                                                                 December 31,
                                                                        -------------------------------
                                                                            1998              1997
                                                                        -------------     -------------
      Owned Systems
          TVA  Distribuidora S.A. (c)                                      100.00%               --
          TVA Sistema de Televisao S.A                                      98.00%            98.00%
          TVA Sul Participacoes S.A. (b)                                       --             86.00%
          TVA Sul Parana Ltda. (b)                                          86.00%            86.00%
          TVA Sul Santa Catarina Ltda. (b)                                     --             86.00%
          TVA Sul Foz do Iguacu Ltda. (b)                                      --             86.00%
          CCS Camboriu Cable Systems de Telecomunicacoes Ltda               52.20%            52.20%
          TVA PAR S.A                                                      100.00%           100.00%
          TVA Finco Ltda                                                   100.00%           100.00%

      License Subsidiary
          Comercial Cabo TV Sao Paulo Ltda. (a)                            100.00%           100.00%
          TVA Satelite S.A. (c)                                            100.00%               --
          Galaxy Brasil S.A. (e)                                           100.00%           100.00%
          TVA Banda C Ltda. (d)                                             99.99%               --
          Ipe Radio e Televisao Ltda                                       100.00%           100.00%
          TVA TCG Sistema de Televisao de Porto Alegre S.A                 100.00%           100.00%

      Programming Ventures
          TVA Programadora S.A. (c)                                        100.00%               --
          TVA Channels Ltda. (d)                                           100.00%               --
          TVA Communications Ltd.                                          100.00%           100.00%
          TVA Communications Aruba N.V                                     100.00%           100.00%

      (a) 0.00149% of the common shares in this entity are owned by the controlling shareholder of the parent company pursuant to local legislative requirements.

      (b) During 1998, TVA Sul Participacoes S.A., TVA Sul Santa Catarina, Ltda and TVA Sul Foz do Iguacu Ltda. were merged into TVA Sul Parana Ltda.

      (c) In March 1998, these holding companies were created due to a business reorganization.

      (d) In March 1998, these companies were created from the spin-off of TVA Sistema de Televisao's satelite and programming divisions.

      (e) Subsequent to December 31, 1998, Galaxy Brasil was converted to a "Limitada", a limited liability corporation.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

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

      For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1998 and 1997 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

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

      o The fair value of third party loans, except for Senior Notes, approximates their carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable and based on market rates.

      o The fair value of Senior Notes represents 59% of its carrying value as of December 31, 1998.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

2.7   Accounts receivable

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

2.9   Film exhibition rights and program licensing

      Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited.

2.10  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 11.

2.11  Advertising

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

2.12  Recoverability of long-lived assets to be held and used in the business

      Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

2.13  Revenue recognition

      Hook-up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. The remainder is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the system. Subscription revenues are recognized as earned on an accrual basis.

2.14  Licenses

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

2.15  Accounting for issuance of stock by subsidiaries and equity investees

      Gains or losses arising from the issuance of shares by subsidiaries and equity investees are recognized in income to the extent that the net book value of the shares owned after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary or equity investees.

2.16  Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

3.    Discontinued Operations

      In October 1998 the Company announced that its Board of Directors had approved a plan of disposition of the DBS Systems, which comprises the Galaxy Brasil S.A. operations (KU-Band) and C-Band operations. This decision was based upon management's review of operations, investments needs and focus of the Company's business on the distribution of pay television services through cable and MMDS operations. As of December 31, 1998, the Company was negotiating to dispose of the DBS Systems and no losses are expected on this transaction. Company's management expects to conclude and approve the negotiation by the end of the first semester of 1999.

      The summarized balance sheet of the DBS Systems as of December 31 was as follows:

                                                      1998          1997
      Assets
        Accounts receivable, net                   $  23,793     $  23,032
        Inventories                                      156            --
        Other current assets                          11,988         6,119
        Property, plant and equipment, net           149,300       113,316
        Equipment under capital lease, net            32,440        42,138
        Other non-current assets                         526           701
                                                   ---------     ---------

                                                     218,203       185,306
                                                   =========     =========

      Liabilities and Equity
        Loans                                          2,402         9,458
        Capital leases                                33,483         9,980
        Suppliers                                    116,477        51,580
        Other current liabilities                     19,067         8,104
        Capital leases - long-term                        --        33,483
        Loans from related companies                  58,905        46,090
        Deferred hook up fees                          8,464        12,098
        Other long-term liabilities                    1,263           609
        Equity (deficit)                             (21,858)       13,904
                                                   ---------     ---------

                                                   $ 218,203     $ 185,306
                                                   =========     =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

3.    Discontinued Operations (Continued)

      The following is a summary of the operating results of the DBS Systems for the three years ended December 31:

                                                    1998         1997         1996
      Revenues                                   $ 176,259    $ 144,610    $  51,771
      Operating costs and expenses                (201,797)    (151,347)     (41,304)
                                                 ---------    ---------    ---------

               Income (loss) from operations       (25,538)      (6,737)      10,467
      Interest income (expense)                    (27,652)     (14,686)      (1,316)
      Other nonoperating (expense) income, net         417          (15)           6
                                                 ---------    ---------    ---------

      Net income (loss) from operations          $ (52,773)   $ (21,438)   $   9.157
                                                 =========    =========    =========

4.    Cash and cash equivalents

      As of December 31, 1998 and 1997, cash and cash equivalents were comprised of:

                                                       1998          1997
                                                      ------        ------

      Cash on hand and in banks                       $1,388        $   69
      Short-term investments                               9           920
                                                      ------        ------

                                                      $1,397        $  989
                                                      ======        ======

      Short-term investments as of December 31, 1998 were comprised principally of short-term deposits.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

5.    Accounts receivable, net

      As of December 31, 1998 and 1997, accounts receivable were comprised of:

                                                     1998          1997
                                                   --------      --------

      Subscriptions                                $ 16,182      $ 11,695
      Installation fees                               5,362         8,565
      Advertising and programming                     5,807         4,958
      Barter                                          4,406         5,857
      Other                                              96           831
      Provision for doubtful accounts               (11,174)       (7,767)
                                                   --------      --------

                                                   $ 20,679      $ 24,139
                                                   ========      ========

6.    Inventories, net

      As of December 31, 1998 and 1997, inventories were comprised of:

                                                     1998          1997
                                                   --------      --------

      Materials and supplies                       $ 16,420      $ 25,192
      Imports in transit                              1,610         1,518
      Provision for obsolescence                     (3,130)       (3,120)
                                                   --------      --------

                                                   $ 14,900      $ 23,590
                                                   ========      ========

7.    Prepaid and other assets

      As of December 31, 1998 and 1997, prepaid expenses were comprised of:

                                                     1998         1997
                                                    -------      -------

      Advances to suppliers                         $ 1,965      $12,249
      Prepaid meals and transportation                   38           89
      Debt issuance costs                             1,274        1,332
      Other                                           1,899          163
                                                    -------      -------

                                                    $ 5,176      $13,833
                                                    =======      =======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

8.    Related party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 1998 and 1997 and for the three years ended December 31, 1997:

                                                           December 31,
                                                       -------------------
                                                        1998        1997
                                                       -------     -------
      TVA Finco Ltda
          Loans receivable                             $14,117     $ 4,100

      Abril S.A
          Accounts payable                             $   399     $   430
          Loans payable                                 88,740      54,321
          Accounts receivable                               --          34

      Televisao Abril Ltda
          Accounts receivable                          $    98     $    --

      ESPN do Brasil Ltda
         Accounts receivable                           $   131     $    31
         Accounts payable                                   26         489

      Canbras TV a Cabo Ltda
         Accounts receivable                           $    39     $    10
         Loans receivable                                5,955       6,160

      HBO Brasil Partners Ltda
          Loans receivable                             $ 1,792     $ 1,792

      California Broadcast Center L.L.C
          Loans receivable                             $ 7,315     $ 7,314

      TVA Network Ltda
          Accounts receivable                          $    --     $ 2,138

      Galaxy do Brasil S.A
          Accounts receivable                          $   153     $    --

      TVA Banda C Ltda
          Accounts receivable                          $   545     $    --
          Loans receivable                                 234       5,179

      Others
          Accounts receivable                          $    86     $   409
          Loans receivable                                   3         200
          Accounts payable                                  --          14

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

8.    Related-party transactions (Continued)

                                            1998       1997       1996
                                           -------    -------    -------

      Abril S.A
         Net interest expense              $17.154    $ 4,653    $ 7,196
         Printing costs                      3,301      4,389      4,516

      ESPN do Brasil Ltda
         Programming costs                 $ 5.188    $ 5,213    $ 3,850
         Programming revenue                (1,120)        --         --
         Net interest (income) expense          --     (1,720)      (773)

      TV Filme Inc.
         Programming revenue               $(3,010))  $(8,629)   $(6,435)

      Canbras TV a Cabo Ltda
         Programming revenue               $(2,185)   $(1,837)   $  (207)
         Net interest expense                   --         --        150

      California Broadcast Center L.L.C
         Net interest income               $  (769)   $  (551)   $    --

      Abril Investments Corporation
         Net interest income               $    --    $    --    $  (354)

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.76% to 3.23% per month as of December 31, 1998 (3.85% to 4.45% per month as of December 31, 1997).

      TEVECAP S.A. has a credit facility with Abril S.A. under which TEVECAP S.A. is allowed to borrow up to $60,000 on a revolving basis until December 1998. As of December 31, 1998 $88,740 was drawn down under the facility. The credit facility is subject to a variable interest rate of 1.76% to 3.23% per month as of December 31, 1998 (3.85% to 4.45% per month as of December 31, 1997) and will be paid after December 31, 1999.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

8.    Related-party transactions (Continued)

      Additionally, Abril S.A. provided a guarantee in the course of the year for equipment imported by Galaxy Brasil S.A., TVA Sistema de Televisao S.A. ("TVAST"), TV Filme Inc. ("TV Filme") and TVA Sul Parana Ltda. The amount outstanding pursuant to this guarantee as of December 31, 1998 was $34,853. The Company and Falcon International Communications Services Inc., one of the Company's shareholders, signed a consulting service agreement on April 1, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

      Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

9.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1998 and 1997 are as follows:

                                                                     1998         1997
                                                                   ---------    ---------
      Deferred tax assets:
         Net operating loss carryforwards                          $ 106,141    $  64,191
         Deferred charges                                              2,219        4,818
         Provision for obsolescence                                    1,901          871
         Provision for claims                                          8,253        5,097
         Provision for decoders                                          866          904
         Hook up fee                                                   1,425        2,624
         Other                                                         4,939        3,159
                                                                   ---------    ---------

                     Total gross deferred tax asset                  125,744       81,664
                                                                   ---------    ---------

            Less valuation allowance for continuing operations       (95,100)     (67,209)
            Less valuation allowance for discontinued operations     (30,135)     (11,300)
                                                                   ---------    ---------

      Net deferred tax asset                                             509        3,155

      Deferred tax liability:
         Installation costs                                             (509)      (3,155)
                                                                   ---------    ---------

                     Total gross deferred tax liability            $    (509)   $  (3,155)
                                                                   =========    =========

      Net deferred tax asset/liability                             $      --    $      --
                                                                   =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

9.    Income taxes (Continued)

      The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 1998, the Company and subsidiaries have unexpirable accumulated tax losses of $274,070.

      The consolidated income tax benefit was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                          1998          1997          1996
      Loss before income taxes and minority interest   $ 149,381     $  82,333     $  49,585
      Statutory income tax rate                               33%           33%           33%
                                                       ---------     ---------     ---------

                                                          49,296        27,170        16,363

      Increase (decrease) in the income tax rate              --            --         2,644
      Unallowable amortization                               724           738         2,088
      Deferred charges amortization                        3,972         4,230         4,996
      Translation (loss) gain of tax losses               (4,902)       (3,089)       (2,103)
      Installation materials depreciation                    125           107         3,648
      Equity in losses of affiliate                       (4,006)       (2,261)       (2,816)
      Net loss of TVA Communication Aruba                   (139)       (1,957)       (1,436)
      Other                                                1,632         3,297        (6,377)
                                                       ---------     ---------     ---------

      Net income tax benefit for the period               46,702        28,235        17,007

      Increase in valuation allowance for continuing
              operations                                 (27,891)      (20,205)      (14,342)
      Increase in valuation allowance for
              discontinued operations                    (18,835)       (8,030)       (2,821)
                                                       ---------     ---------     ---------

                                                       $     (24)    $      --     $    (156)
                                                       =========     =========     =========

      Income tax payable represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

10.   Investments

      Investments as of December 31, 1998 and 1997 were comprised of:

                                                              Percentage
                                                              of Control          1998        1997
                                                              ----------        -------     -------
      Joint ventures and equity basis investments:
          ESPN do Brasil Ltda.                                    50            $ 1,213     $ 2,748
          HBO Brasil Partners Ltda.                               24 (b)            731       2,325
          Canbras TV a Cabo Ltda.                                 36                 --          95
                                                                                -------     -------

                                                                                $ 1,944     $ 5,168
                                                                                =======     =======

      Liability to fund joint ventures and
           Equity basis investments:
           Canbras TV a Cabo Ltda.                                36            $ 1,025     $    --
                                                                                -------     -------

                                                                                $ 1,025     $    --
                                                                                =======     =======

      Cost basis investments:
           TV Filme, Inc.                                      14.7 (a)         $ 6,667     $ 6,667
           Galaxy Latin America L.L.C.                            10             42,421      30,220
           Other                                                                      8          17
                                                                                -------     -------

                                                                                $49,096     $36,904
                                                                                =======     =======

      Concessions, net:
            Stations in South of Brazil                                         $ 8,646     $ 8,646
            Ype Radio e Televisao Ltda. concessions                               6,363       6,363
            Comercial Cabo Ltda                                                   1,970       1,970
            Other                                                                    65          65
            Amortization                                                         (4,974)     (3,269)
                                                                                -------     -------

                                                                                $12,070     $13,775
                                                                                =======     =======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

10.   Investments (Continued)

      a) TV Filme, Inc. ("TV Filme") was accounted for under the equity method until December 31, 1996. Until that time, the Company had the right to elect two of six members of the Board of Directors and, additionally, a significant proportion of TV Filme's business was transacted with the Company. In 1997, the number of members on the Board of Directors of TV Filme increased to seven while the Company's representation was unchanged. In addition, the level of transactions effected between TV Filme and Tevecap decreased substantially. The Company therefore reassessed this treatment resulting in a change to the cost method of accounting.

      b) During 1997, HBO Brazil Partners Ltda. issued shares at a price above book value. The Company did not contribute capital for this issuance on a basis proportionate with its ownership interest in HBO Brazil Partners Ltda. and, consequently, the Company's equity interest fell from 33% to 24%. The Company recorded a gain of $1,140 resulting from this issuance representing the increase in the book value of its shareholding.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

10.   Investments (Continued)

      The ESPN do Brasil Ltda. ("ESPN Brasil") joint venture was formed in June 1995, with TEVECAP S.A. and ESPN Brazil, Inc. ("ESPN") each holding 50% of ESPN Brasil's shares. Operations representing the transmission of ESPN's international sports programs commenced on June 15, 1995. Condensed financial information of the joint venture as of and for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                         1998         1997         1996
                                       --------     --------     --------

      Current assets                   $  6,326     $  9,702     $  3,640
      Non-current assets                  1,875        1,278        2,107
      Current liabilities                 5,774        5,003        3,663
      Long term liabilities                  --           --           --
      Revenues                           21,061       18,031       12,733
      Gross losses                      (17,906)     (11,992)      (9,785)
      Loss before income taxes          (17,876)     (11,715)     (10,715)
      Net loss                          (17,876)     (11,715)     (10,715)

      HBO Brazil Partners Ltda. ("HBO Brazil") is a joint venture between TVAICO, which as of December 31, 1998 and 1997 held a 24% equity interest, and HBO Brazil and HBO SOUTH B.V., which as of the same dates held the remaining 76%.

      HBO Brazil, Disney Enterprises, Inc., provides the programming to TVA Sistema de Televisao S.A.

      The operations of HBO Brazil commenced in 1994 and condensed financial information as of and for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                         1998         1997         1996
                                       --------     --------     --------

      Current assets                   $ 22,951     $ 27,826     $ 12,271
      Non-current assets                  2,500        2,570        1,944
      Current liabilities                23,343       26,681       14,470
      Long-term liabilities                  --           --           --
      Revenues                           63,698       48,790       22,563
      Gross losses                       (3,974)      (2,779)      (3,203)
      Loss before income taxes           (4,026)      (2,844)      (3,247)
      Net Loss                           (5,038)      (3,830)      (3,547)

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

11.   Property, plant and equipment, net

      As of December 31, 1998 and 1997, property, plant and equipment were comprised of:

                                                       Annual
                                                    Depreciation           December 31,
                                                        Rate          -----------------------
                                                         %               1998          1997
                                                    ------------      ---------     ---------
      Machinery and equipment                            10           $  55,708     $  42,032
      Decoders                                           10             120,434       105,156
      Leasehold improvements                             25               3,020         3,821
      Furniture and fixtures                             10               1,907         1,693
      Premises                                           10               3,957         2,662
      Vehicles                                           20               3,095         3,344
      Software                                           20               2,511         4,647
      Tools                                              10                 878           831
      Reception equipment                                20             153,614       123,765
      Cable plant                                        10              83,671        30,593
      Building                                           4                3,784         3,783
                                                                      ---------     ---------
                                                                        432,579       322,327

      Trademarks, patents and others                                        186           179
      Telephone line use rights                                           2,978         2,372
      Other                                                                 691         4,434
      Provision for decoders and machinery
         and equipment                                                   (6,375)       (4,445)
      Accumulated depreciation                                         (134,398)      (83,287)
      Fixed assets in transit                                             2,343        24,938
                                                                      ---------     ---------

                                                                      $ 298,004     $ 266,518
                                                                      =========     =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

12.   Loans

      As of December 31, 1998 and 1997, loans were comprised of:

      December 31, 1998                          Short-term       Long-term
                                                 ----------       ---------

      Senior Notes due 2004                       $  2,981        $250,000
      Bank loans                                    38,047          12,352
                                                  --------        --------

                                                  $ 41,028        $262,352
                                                  ========        ========

      December 31, 1997                           $ 40,600        $275,899
                                                  ========        ========

      On November 26, 1996, TEVECAP S.A. raised funds in foreign markets through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of TEVECAP S.A.'s subsidiaries. Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

      Debt issuance costs associated with the 12.625% senior notes amounted to $9,241 and are being amortized over the term of the senior notes. Amortization costs for the year ended December 31, 1998 amounted to $1,550.

      The Senior Notes Indenture contains certain restrictive covenants which relate to, inter alia, the ability of TEVECAP S.A. and the guarantor subsidiaries to incur additional indebtedness, declare dividends, effect asset dispositions, enter into new liens, sell capital stock, enter into mergers and/or consolidations, invest in non-guarantor subsidiaries, transfer existing businesses, etc. As of December 31, 1998, the Company was in compliance with all restrictive covenants contained in the Senior Notes Indenture.

      Bank loans in local currency are secured by promissory notes and chattel mortgages; interest rates on these loans vary from 8.5% to 10% per year.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

12.   Loans (Continued)

      Annual maturities of long-term debt, including the current component, for the five years subsequent to December 31, 1998 are as follows:

      1999                                                       $ 41,028
      2000                                                          6,478
      2001                                                          4,876
      2002                                                            998
      2003 and thereafter                                         250,000
                                                                 --------

                  Total                                          $303,380
                                                                 ========

13.   Other accounts payable

      As of December 31, 1998 and 1997, other accounts payable were comprised of:

                                                          1998       1997
                                                         ------     ------

      Accounts payable to related companies              $  425     $  933
      Advertising                                         1,619        165
      Importation expenses payable                           45        564
      Other                                               3,729      1,341
                                                         ------     ------

                                                         $5,818     $3,003
                                                         ======     ======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

14.   Leased assets and commitments

      The Company has funding commitments related to Galaxy Latin America, TV Filme, ESPN Brasil, HBO Brasil Partners Ltda., Canbras TV a Cabo Ltda., TVA Sistema de Televisao S.A. and Surfin Ltd. of approximately $24,000, which must be met prior to December 1999.

      The Company has rented its office space until the year 2003. As of December 31, 1998, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $9,213, as follows:

      1999                                                       $1,956
      2000                                                        1,848
      2001                                                        1,803
      2002                                                        1,803
      2003                                                        1,803
                                                                 ------

                  Total                                          $9,213
                                                                 ======


      As of December 31, 1998, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2004. Based on the contract provisions, these commitments are currently estimated to aggregate approximately $79,776, as follows:

      1999                                                      $13,296
      2000                                                       13,296
      2001                                                       13,296
      2002                                                       13,296
      2003                                                       13,296
      2004                                                       13,296
                                                                -------

                  Total                                         $79,776
                                                                =======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

15.   Common stock

      Common stock as of December 31, 1998 and 1997 was comprised of:

                                           1998                        1997
                                 -------------------------   -------------------------
                                     US$         Shares          US$         Shares
                                 -----------   -----------   -----------   -----------
      Redeemable common stock
         (including accretion)   $   178,002    85,637,526   $   189,034    85,637,526
                                 -----------   -----------   -----------   -----------

      Paid-in capital            $   242,342   140,700,759   $   142,495   111,075,339
                                 ===========   ===========   ===========   ===========

      a) Common stock subject to redemption

      As of December 31, 1998 and 1997, 43.5% of the common stock of TEVECAP S.A. was subject to an Event Put, i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that TEVECAP S.A. purchase all or a portion of its shares, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded. In addition, as of December 31, 1998 and 1997, 14.2% of these shares are also subject to a Time Put whereby, pursuant to the Stockholders' Agreement, Falcon International Communications may demand that TEVECAP S.A. buy all or a portion of Falcon's shares of capital stock held in TEVECAP S.A. if such shares are not publicly registered, listed or traded by September 22, 2002.

      For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of TEVECAP S.A. without the approval of the Stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of TEVECAP S.A.; (v) the Service Agreement as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another Stockholder exercises an Event Put other than a Regulatory Put.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

15.   Common stock (Continued)

      The Company's management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote.

      However, a company that is public in the United States, and which therefore is required to register its securities with the United States Securities and Exchange Commission (the "SEC"), is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

      The Common Shares subject to the Time Put are redeemable at fair value as determined by appraisal or by a multiple of the Company's most recent quarterly earnings. The Company has recorded a reversal on these shares to fair market value of $11,032 with respect to the year ended December 31, 1998 and an accretion of $24,124 with respect to the year ended December 31, 1997, determined by Company management.

      b) Paid-in capital

      Paid-in capital represents registered common shares without par value.

      The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

16.   Litigation contingencies

      Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company, which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

      In Management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

17.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $511 for the year ended December 31, 1998 ($1,070 in 1997 and $303 in 1996).

18.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

      In 1998, contributions made by TEVECAP S.A. and certain affiliates of Associacao Abril de Beneficios amounted to $2,046 ($1,988 in 1997 and $1,864 in 1996).

19.   Supplementary information - valuation and qualifying accounts and reserves

                                                                       Provision
                                         Provision                         For        Provision        Deferred
                                            For         Provision       Decoders         For           Taxation      Provision
                                          Doubtful         for             And        Exhibition       Valuation        for
                                          Accounts     Obsolescence     Equipment     Expiration       Allowance       Claims
                                        ------------   ------------   ------------   ------------    ------------   ------------
      Balance as of December 31, 1995   $      3,052   $         --   $         --   $      1,162    $     32,662   $      3,763
      Additions charged to expense             1,381          2,250          1,371                         14,342          1,282
                                        ------------   ------------   ------------   ------------    ------------   ------------

      Balance as of December 31, 1996   $      4,433   $      2,250   $      1,371   $      1,162    $     47,004   $      5,045
      Additions charged to expense             3,334            870          3,074             --          20,205            617
      Reduction                                   --             --             --         (1,162)             --             --
                                        ------------   ------------   ------------   ------------    ------------   ------------
      Balance as of December 31, 1997   $      7,767   $      3.120   $      4,445   $         --    $     67,209   $      5,662
      Additions charged to expense             3,407             10          1,930             --          27,891          1,584
                                        ------------   ------------   ------------   ------------    ------------   ------------

      Balance as of December 31, 1998   $     11,174   $      3.130   $      6,375   $         --    $     95,100   $      7,246
                                        ============   ============   ============   ============    ============   ============

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

20.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31, 1998 the Company has no operations with hedging activities.

      In March 1998, the AICPA issued Statement of position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires capitalization of certain direct costs and interest costs after preliminary development efforts have been made. SOP 98-1 is effective for fiscal year beginning after December 15, 1998. At this time, management is considering the impact of this pronouncement, but does not believe it will have a material effect on the Company's consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

21.   Capital leases

      In 1997, the Company through its subsidiary Galaxy Brasil S.A. acquired equipment (decoders) through a capital lease contract with Citibank, N.A. Such contract has a five-year term with interest at LIBOR plus 2,5 % per year. Following is an analysis of this equipment:

                                                                   1998
                                                                 --------

      Equipment (decoders)                                       $ 49,900
      Less: accumulated amortization                              (17,460)
                                                                 --------

                                                                 $ 32,440
                                                                 ========

      Following is a schedule by year of future minimum lease payments under these capital leases with the present value of the net minimum lease payments as of December 31, 1998:

      1999                                                         12,988
      2000                                                         11,945
      2001                                                         10,905
      2002                                                          3,625
                                                                 --------

      Total minimum lease payments                               $ 39,463

      Less: amount representing interest                           (5,980)
                                                                 --------

      Present value of net minimum lease payment                 $ 33,483
                                                                 ========

      Galaxy Brasil S.A. is currently not in compliance with certain financial covenants (specifically the debt to tangible net worth ratio covenant and the tangible net worth covenant) contained in the Equipment Lease Agreement and the Equipment Lease and Saleback Agreement, each dated as of July 30, 1996 between Citibank, N.A., as Lessor and the Company, as Lessee. Citibank issued a waiver of those covenant defaults, valid for a period of six months, from December 31, 1998 until June 30, 1999. However, there is no assurance that Citibank would be willing to grant further waivers at the end of such six-month period. In the event that Citibank were to refuse to grant further waivers, Citibank may have the right to exercise its remedies under the equipment lease agreements. Consequently, the present value of net minimum lease payment was reclassified to current liabilities as presented in the summarized balance sheet of the discontinued operations in Note 3.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

22.   Segments of Business

      Tevecap's corporate structure was completed by dividing the Company into three distinct operating divisions:

      a.    Distribution which includes Cable and MMDS operations;

      b. Programming which concentrates Tevecap's programming interest at ESPN Brasil and HBO Brasil, as well as other own channel;

      c. Satellite or DTH Division which holds the C Band and DirecTV operations.

December 31, 1998

                                                                                   Total      Discontinued
                                      MMDS                                      Continuing     Operations
                                     & Cable      Programming      Others       Operations        (DTH)          TOTAL
Net Revenue                          134,004         30,071            573        164,648        176,259        340,907
Operating Expenses                    93,348         33,500         24,965        151,813        162,612        314,425
Depreciation and Amortization         43,063          2,584          2,460         48,107         39,185         87,292
                                    --------       --------       --------       --------       --------       --------
Operating Loss                        (2,407)        (6,013)       (26,852)       (35,272)       (25,538)       (60,810)
Interest expense, net                (13,926)           (96)       (30,942)       (44,964)       (27,652)       (72,616)
Equity income (losses) affiliates     (1,119)       (11,020)            --        (12,139)            --        (12,139)
Other Nonoperating                     1,889         (1,550)        (4,572)        (4,233)           417         (3,816)
                                    --------       --------       --------       --------       --------       --------
Loss before Income Taxes
  And minority interest              (15,563)       (18,679)       (62,366)       (96,608)       (52,773)      (149,381)
Income Tax                               (24)            --             --            (24)            --            (24)
Minority interest                      1,338             --             --          1,338             --          1,338
                                    --------       --------       --------       --------       --------       --------
Net Loss                             (14,249)       (18,679)       (62,366)       (95,294)       (52,773)      (148,067)
                                    ========       ========       ========       ========       ========       ========

Capital Expenditures                  68,906          1,414         11,072         81,392         61,967        143,359
Total assets                         353,326         12,351         82,250        447,927        217,654        665,581

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

22.   Segments of Business (Continued)

December 31, 1997

                                                                                   Total      Discontinued
                                      MMDS                                      Continuing     Operations
                                     & Cable      Programming      Others       Operations        (DTH)          TOTAL
Net Revenue                          147,919         35,260            553        183,732        144,610        328,342
Operating Expenses                   111,491         41,788         18,725        172,004        130,427        302,431
Depreciation and Amortization         32,737          1,886            838         35,461         20,920         56,381
                                    --------       --------       --------       --------       --------       --------
Operating Income (Loss)                3,691         (8,414)       (19,010)       (23,733)        (6,737)       (30,470)
Interest expense, net                 (7,655)                      (23,583)       (31,238)       (14,686)       (45,924)
Equity income (losses) affiliates     (1,543)        (5,308)            --         (6,851)            --         (6,851)
Other Nonoperating                    (4,475)                        5,402            927            (15)           912
                                    --------       --------       --------       --------       --------       --------
Loss before Income Taxes
  And minority interest               (9,982)       (13,722)       (37,191)       (60,895)       (21,438)       (82,333)
Income Tax                                --             --             --             --             --             --
Minority interest                        916             --             --            916             --            916
                                    --------       --------       --------       --------       --------       --------
Net Loss                              (9,066)       (13,722)       (37,191)       (59,979)       (21,438)       (81,417)
                                    ========       ========       ========       ========       ========       ========

Capital Expenditures                 106,137          3,166          9,606        118,909        128,958        247,867
Total assets                         350,545         20,268         71,198        442,011        170,777        612,788

December 31, 1996

                                                                                   Total      Discontinued
                                      MMDS                                      Continuing     Operations
                                     & Cable      Programming      Others       Operations        (DTH)          TOTAL
Net Revenue                          119,096         19,811          7,413        146,320         51,771        198,091
Operating Expenses                    68,014         56,501         35,420        159,935         37,438        197,373
Depreciation and Amortization         16,672          5,012          2,666         24,350          3,866         28,216
                                    --------       --------       --------       --------       --------       --------
Operating Income (Loss)               34,410        (41,702)       (30,673)       (37,965)        10,467        (27,498)
Interest expense, net                 (3,474)          (239)        (6,205)        (9,918)        (1,316)       (11,234)
Equity income (losses) affiliates         --             --         (8,532)        (8,532)            --         (8,532)
Other Nonoperating                    (8,603)        (1,483)         7,759         (2,327)             6         (2,321)
                                    --------       --------       --------       --------       --------       --------
Income (Loss) before
Income Taxes and minority interest    22,333        (43,424)       (37,651)       (58,742)         9,157        (49,585)
Income Tax                                --             --           (156)          (156)            --           (156)
Minority interest                        357             --          1,492          1,849             --          1,849
                                    --------       --------       --------       --------       --------       --------
Net Loss                              22,690        (43,424)       (36,315)       (57,049)         9,157        (47,892)
                                    ========       ========       ========       ========       ========       ========

Capital Expenditures                  75,286            157         12,524         87,967         37,645        125,612
Total assets                         242,409              0        192,340        434,749         69,743        504,492

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries

      TEVECAP S.A. conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November, 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.A, TVA Channels Ltda., TVA Finco Ltda., Ype Radio e Televisao Ltda. and TVA TCG Sistema de Televisao Porto Alegre.

      Presented below is condensed consolidating financial information for: i) TEVECAP S.A. on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries;
      iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

      The equity method has been used by TEVECAP S.A., the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

      The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

      a) Wholly-Owned Guarantor Subsidiaries

           -    TVA Distribuidora S.A.
           -    TVA Programadora Ltda.
           -    TVA Satelite Ltda.
           -    TVA PAR S.A.
           -    TVA Banda C Ltda.
           -    TVA Communications Ltd.
           -    Galaxy Brasil S.A.
           -    Comercial Cabo TV Sao Paulo Ltda.

      b) Majority-Owned Guarantor Subsidiaries

           -    TVA Sistema de Televisao S.A.
           - TVA Sul Parana Ltda. (during 1998, TVA Sul Participacoes S.A., TVA Sul Santa Catarina Ltda. and TVA Sul Foz do Iguacu Ltda. were merged into TVA Sul Parana Ltda.)
           -    CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

      c) Non-Guarantor Subsidiaries

           -    TVA Communications Aruba N.A.

           -    TVA TCG Sistema de Televisao de Porto Alegre S.A.

           -    TVA Finco Ltda.

           -    TVA Channels Ltda.

           -    Ype Radio e Televisao Ltda.

      Separate financial statements for TVA Sistema de Televisao S.A. have been presented as of December 31, 1998 and 1997 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998.

      During 1998, TVA Sul Participacoes S.A, TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda. were merged into TVA Sul Parana Ltda.

      Separate financial statements for TVA Sul Parana Ltda have been presented as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholder's equity and cash flows for each of three years in the period ended December 31, 1998.

      Separate financial statements for CCS Camboriu Cable System
      Telecomunicacoes Ltda. as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholder's equity and cash flows for each of two years in the period ended December 31, 1998 and the period from inception, May 30, 1996 to December 31, 1996.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                      Condensed Consolidated Balance Sheets
                             as of December 31, 1998

                                                            Wholly-      Majority-
                                                             Owned         owned         Non-
                                                Parent     Guarantor     Guarantor     guarantor
Assets                                         company    Subsidiaries  subsidiaries  subsidiaries  Eliminations  Consolidated
                                               -------    ------------  ------------  ------------  ------------  ------------
Current assets
Cash and cash equivalents                     $      39    $     575     $     780     $       3    $              $   1,397
Accounts receivable, net                                                    17,989         3,216         (526)        20,679
Inventories, net                                                            14,900                                    14,900
Film exhibition rights                                                                     1,568                       1,568
Prepaid and other assets                          2,305                      2,598           273                       5,176
Accounts receivable from related parties            884            7         1,922            64       (1,825)         1,052
Other accounts receivable                         2,005                      2,131            96                       4,232
                                              ----------   ----------    ----------    ----------   -----------   -----------

          Total current assets                    5,233          582        40,320         5,220       (2,351)        49,004
                                              ----------   ----------    ----------    ----------   -----------   -----------

Property, plant and equipment                                     12       295,808         6,435       (4,251)       298,004
Investments
   Equity basis                                  14,392       16,956                         731      (30,135)         1,944
   Cost basis investments                                     49,088                           8                      49,096
   Concessions, net                                            5,458         6,612                                    12,070
Loans to related companies                      505,944       32,512           158                   (509,198)        29,416
Debt Issuance costs, net                          6,263                                                                6,263
Other                                                78                      2,052                           -         2,130
                                              ----------   ----------    ----------    ----------   -----------   -----------

          Total assets                        $ 531,910    $ 104,608     $ 344,950     $  12,394    $(545,935)     $ 447,927
                                              ==========   ==========    ==========    ==========   ===========   ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                      Condensed Consolidated Balance Sheets
                             as of December 31, 1998

                                                                  Wholly-      Majority-
                                                                   Owned         owned         Non-
                                                     Parent      Guarantor     Guarantor     Guarantor
    Liabilities and Shareholders' deficit           Company     Subsidiaries  subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                    -------     ------------  ------------  ------------  ------------  ------------
Loans                                                  2,981                      38,047                                    41,028
Film suppliers                                                                    27,071         2,803       (12,306)       17,568
Other suppliers                                          784                      24,347           584                      25,715
Deficit in discontinued operations                                  21,858                                                  21,858
Taxes payable other than income taxes                      4                      12,966           259                      13,229
Accrued payroll and related liabilities                                            3,119           838                       3,957
Advance payments received from subscribers                                         1,999             3                       2,002
Other accounts payable                                   174            28         5,739         2,203        (2,326)        5,818
                                                    --------      --------      --------      --------      --------      --------

          Total current liabilities                    3,943        21,886       113,288         6,690       (14,632)      131,175
                                                    --------      --------      --------      --------      --------      --------

Loans                                                250,000                      12,352                                   262,352
Obligations under capital leases
Loans from related companies                          86,256        36,722       456,283         6,407      (496,928)       88,740
Provision for claims                                                               6,569           857                       7,426
Liability to fund equity investee                    213,444       246,265                                  (458,684)        1,025
                                                    --------      --------      --------      --------      --------      --------

          Total long-term liabilities                549,700       282,987       475,204         7,264      (955,612)      359,543
                                                    --------      --------      --------      --------      --------      --------

Minority interest                                                                  3,464                                     3,464
Redeemable common stock, no par value                178,002                                                               178,002
Shareholders' deficit
   Paid-in capital                                   241,629       114,527        54,327         7,874      (176,015)      242,342
   Accumulated deficit                              (441,364)     (314,792)     (301,333)       (9,434)      600,324      (466,599)
                                                    --------      --------      --------      --------      --------      --------

          Total shareholders' deficit               (199,735)     (200,265)     (247,006)       (1,560)      424,309      (224,257)
                                                    --------      --------      --------      --------      --------      --------

          Total liabilities and shareholders'
                  Deficit                            531,910       104,608       344,950        12,394      (545,935)      447,927
                                                    ========      ========      ========      ========      ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1998

                                                                 Wholly-      Majority-
                                                                  owned         Owned          Non-
                                                    Parent      guarantor     Guarantor      Guarantor
         Description                               Company     Subsidiaries                 Subsidiaries  Eliminations  Consolidated
                                                   -------     ------------   ---------     ------------  ------------  ------------
Gross revenues
Monthly subscriptions                                                           136,278                                     136,278
Installation                                                                      2,886                                       2,886
Advertising                                                                       2,649            895                        3,544
Indirect programming                                                             11,460          8,120                       19,580
Other                                                                             8,669          6,224                       14,893
Taxes on revenue                                                                (11,540)          (993)                     (12,533)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
Net revenue                                                                     150,402         14,246                      164,648
                                                  ---------     ---------     ---------      ---------      ---------     ---------

Direct operating expenses
Payroll and benefits                                                            (11,669)        (4,299)                     (15,968)
Programming                                                                     (49,531)        (4,751)                     (54,282)
Transponder lease cost                                                           (1,157)        (1,179)                      (2,336)
Technical assistance                                                             (1,212)                                     (1,212)
Vehicle rentals                                                                    (178)                                       (178)
TVA Magazine                                                                     (5,241)        (1,917)                      (7,158)
Pole rental                                                                      (3,247)                                     (3,247)
Other costs                                                                      (7,186)        (1,789)                      (8,975)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
                                                                                (79,421)       (13,935)                     (93,356)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
Selling, general and administrative expenses
    Payroll and benefits                                                        (23,334)        (1,515)                     (24,849)
    Advertising and promotion                                                    (7,829)        (1,506)                      (9,335)
    Rent                                                                         (3,589)          (387)                      (3,976)
    Other administrative expenses                    (2,050)          (18)      (13,762)          (270)                     (16,100)
    Other general expenses                                                       (2,085)          (172)                      (2,257)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
                                                     (2,050)          (18)      (50,599)        (3,850)                     (56,517)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
Provision for equipment, inventory and
     Obsolescence                                                                (1,940)                                     (1,940)
Depreciation                                                                    (45,541)          (889)            28       (46,402)
Amortization                                                         (840)         (865)                                     (1,705)

                                                  ---------     ---------     ---------      ---------      ---------     ---------
Operating loss from continuing operations            (2,050)         (858)      (27,964)        (4,428)            28       (35,272)
                                                  ---------     ---------     ---------      ---------      ---------     ---------

Interest income                                      14,635         3,029         6,291             46        (17,283)        6,718
Interest expense                                    (45,031)         (371)      (23,140)          (408)        17,285       (51,665)
Translation gain (loss)                                 101           (46)         (437)           365                          (17)
Equity in (losses) of affiliates                   (323,730)      (55,138)                      (2,082)       368,811       (12,139)
Other nonoperating (expenses) income, net           206,070      (208,438)         (354)        (1,511)                      (4,233)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
Loss from continuing operations before income
        taxes and minority interest                (150,005)     (261,822)      (45,604)        (8,018)       368,841       (96,608)
Income taxes                                                                        (24)                                        (24)
                                                  ---------     ---------     ---------      ---------      ---------     ---------
Loss from continuing operations before minority
        Interest                                   (150,005)     (261,822)      (45,628)        (8,018)       368,841       (96,632)
Minority interest                                                                 1,338                                       1,338
                                                  ----------    ----------    ----------     ----------     ---------     ----------

Loss from continuing operations                    (150,005)     (261,822)      (44,290)        (8,018)       368,841       (95,294)
Income (loss) from discontinued operations                        (52,970)          197                                     (52,773)
                                                  ---------     ---------     ---------      ---------      ---------     ---------

Net loss                                           (150,005)     (314,792)      (44,093)        (8,018)       368,841      (148,067)
                                                  =========     =========     =========      =========      =========     =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                Condensed Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1998

                                                                     Wholly-     Majority-       Non-
                                                        Parent        owned        Owned       Guarantor
                                                        Company   subsidiaries  Subsidiaries  Subsidiaries Eliminations Consolidated
                                                        -------   ------------  ------------  ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                               (150,005)    (314,792)     (44,093)       (8,018)      368,841     (148,067)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating
   activities:
   Depreciation                                                                    45,541           889           (28)      46,402
   Amortization                                                          840          865                                    1,705
   Amortization of debt issuance cost                     1,550                                                              1,550
   Provision for doubtful accounts                                                  3,407                                    3,407
   Provision for equipment and inventory obsolescence                               1,940                                    1,940
   Provision for claims                                                               907           857                      1,764
   Minority interest                                                               (1,338)                                  (1,338)
   Disposal and write-off of property, plant and
      equipment                                                                     1,574                                    1,574
   Discontinued operations                                            52,970         (197)                                  52,773
   Equity in losses of affiliates                       323,730       55,138                      2,082      (368,811)      12,139
Changes in operating assets and liabilities:
   Film exhibition rights                                                           1,291        (1,568)                      (277)
   Accounts receivable                                                              3,955        (3,216)         (686)          53
   Prepaid and other assets                                (985)                    9,915          (273)                     8,657
   Other accounts receivable                               (209)          (1)       1,951          (138)          325        1,928
   Accrued interest                                         257                                       6            (5)         258
   Inventories                                                                      8,680                                    8,680
   Suppliers                                                784                    (4,080)        3,387         1,840        1,931
   Taxes payable other than income taxes                                            3,936           259                      4,195
   Accrued payroll and related liabilities                                         (2,220)          838                     (1,382)
   Advances received from subscribers                                               1,965             3                      1,968
   Other accounts payable                                   (82)          28        2,124        (1,293)        2,038        2,815
                                                       --------     --------     --------      --------      --------     --------
Net cash (used in) provided by operating activities     175,040     (205,817)      36,123        (6,185)        3,514        2,675
                                                       --------     --------     --------      --------      --------     --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                             (12)     (74,101)       (7,283)            4      (81,392)
   Discontinued Operations                               14,529      (31,112)        (428)                                 (17,011)
   Loans to related companies                          (136,956)     (12,257)        (158)                    105,300      (44,071)
   Investments in equity and cost investments          (254,959)     227,584            4         7,281             8      (20,082)
                                                       --------     --------     --------      --------      --------     --------
Net cash used in investing activities                  (377,386)     184,203      (74,683)           (2)      105,312     (162,556)
                                                       --------     --------     --------      --------      --------     --------

Cash flows from financing activities:
   Bank loans                                                                      14,549                                   14,549
   Principal payments on capital leases
   Capital contributions                                 99,847                                                             99,847
   Repayments of loans from shareholders
   Loans from shareholders
   Loans from related companies                         128,573       21,204       79,671         6,641      (110,005)     126,084
   Repayments of loans to related companies              68,056          820        7,097                     (44,544)      31,429
   Repayments of loans from related companies           (94,111)        (256)     (34,599)         (453)       45,723      (83,696)
   Repayments of loans from banks                                                 (27,924)                                 (27,924)
   Minority interest
                                                       --------     --------     --------      --------      --------     --------
Net cash provided by financing activities               202,365       21,768       38,794         6,188      (108,826)     160,289
                                                       --------     --------     --------      --------      --------     --------

Net increase (decrease) in cash and cash equivalents         19          154          234             1            --          408
Cash and cash equivalents at beginning of the period         20          421          546             2            --          989
                                                       --------     --------     --------      --------      --------     --------
Cash and cash equivalents at end of the period               39          575          780             3            --        1,397
                                                       ========     ========     ========      ========      ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                      Condensed Consolidated Balance Sheets
                             as of December 31, 1997

                                                            Wholly-      Majority-
                                                             Owned         owned         Non-
                                                Parent     Guarantor     Guarantor     guarantor
Assets                                          company   Subsidiaries  subsidiaries  subsidiaries Eliminations  Consolidated
------                                          -------   ------------  ------------  ------------ ------------  ------------
Current assets
Cash and cash equivalents                     $       20   $      421    $      546    $        2   $             $      989
Accounts receivable, net                                                     25,351                     (1,212)       24,139
Inventories, net                                                             23,590                                   23,590
Film exhibition rights                                                        1,291                                    1,291
Prepaid and other assets                           1,320                     12,513                                   13,833
Accounts receivable from related parties             359            6         3,231            22         (996)        2,622
Other accounts receivable                          2,400                      2,407                                    4,807
                                              ----------   ----------    ----------    ----------   ----------    ----------

          Total current assets                     4,099          427        68,929            24       (2,208)       71,271
                                              ----------   ----------    ----------    ----------   ----------    ----------

Property, plant and equipment                                               267,047            42         (571)      266,518
Investments in and advances to
     discontinued operations                      14,529                      (625)                                   13,904
Investments
   Equity basis                                   60,584                                    2,325      (57,741)        5,168
   Cost basis investments                          6,667       30,220             9             8                     36,904
   Concessions, net                                6,298                      7,477                                   13,775
Loans to related companies                       437,044       21,075         3,591                   (436,965)       24,745
Debt Issuance costs, net                           7,813                                                               7,813
Other                                                                         2,420                       (507)        1,913
                                              ----------   ----------    ----------    ----------   ----------    ----------

          Total assets                        $  537,034   $   51,722    $  348,848    $    2,399   $ (497,992)   $  442,011
                                              ==========   ==========    ==========    ==========   ==========    ==========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                      Condensed Consolidated Balance Sheets
                             as of December 31, 1997

                                                                   Wholly-     Majority-
                                                                   Owned         Owned         Non-
                                                     Parent      Guarantor     Guarantor     Guarantor
  Liabilities and Shareholders' deficit              Company    Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  Consolidated
  -------------------------------------              -------    ------------  ------------  ------------  ------------  ------------
Loans                                                   2,720                     37,880                                     40,600
Obligations under capital leases
Film suppliers                                                                    25,229                     (13,142)        12,087
Other suppliers                                                                   30,269                      (1,004)        29,265
Taxes payable other than income taxes                       5                      9,029                                      9,034
Accrued payroll and related liabilities                                            5,339                                      5,339
Advance payments received from subscribers                                            34                                         34
Other accounts payable                                    256                      3,617         3,496        (4,366)         3,003
                                                     --------     --------      --------      --------      --------       --------

          Total current liabilities                     2,981                    111,397         3,496       (18,512)        99,362
                                                     --------     --------      --------      --------      --------       --------

Loans                                                 250,000                     25,899                                    275,899
Obligations under capital leases
Loans from affiliated companies                        51,794       15,774       407,704           214      (421,165)        54,321
Provision for claims                                                               5,662                                      5,662
Liability to fund equity investee                     203,828                                               (203,828)
                                                     --------     --------      --------      --------      --------       --------

          Total long-term liabilities                 505,622       15,774       439,265           214      (624,993)       335,882
                                                     --------     --------      --------      --------      --------       --------

Minority interest                                                                  4,802                                      4,802
Redeemable common stock, no par value                 189,034                                                               189,034
Shareholders' deficit
   Paid-in capital                                    141,789       39,669        55,356           105       (94,424)       142,495
   Accumulated deficit                               (302,392)      (3,721)     (261,972)       (1,416)      239,937       (329,564)
                                                     --------     --------      --------      --------      --------       --------

          Total shareholders' deficit                (160,603)      35,948      (206,616)       (1,311)      145,513       (187,069)
                                                     --------     --------      --------      --------      --------       --------

          Total liabilities and shareholders'
                  Deficit                             537,034       51,722       348,848         2,399      (497,992)       442,011
                                                     ========     ========      ========      ========      ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1997

                                                                Wholly-       Majority-
                                                                 owned         owned          Non-
                                                  Parent       guarantor      guarantor     Guarantor
      Description                                 Company     Subsidiaries  subsidiaries   Subsidiaries  Eliminations   Consolidated
                                                  -------     ------------  ------------   ------------  ------------   ------------
Gross revenues
Monthly subscriptions                                                           142,700                                     142,700
Installation                                                                     12,941                                      12,941
Advertising                                                                       4,947                                       4,947
Indirect programming                                                             22,810                                      22,810
Other                                                                            13,649                                      13,649
Revenue taxes                                                                   (13,315)                                    (13,315)
                                                 ---------      ---------     ---------      ---------     ---------      ---------
Net revenue                                                                     183,732                                     183,732
                                                 ---------      ---------     ---------      ---------     ---------      ---------

Direct operating expenses
Payroll and benefits                                                            (22,593)                                    (22,593)
Programming                                                                     (56,394)                                    (56,394)
Transponder lease cost                                                           (6,312)                                     (6,312)
Technical assistance                                                             (1,832)                                     (1,832)
Vehicle rentals                                                                  (1,075)                                     (1,075)
TVA Magazine                                                                     (5,827)                                     (5,827)
Pole rental                                                                      (7,026)                                     (7,026)
Other costs                                                                      (2,157)                                     (2,157)
                                                 ---------      ---------     ---------      ---------     ---------      ---------
                                                                               (103,216)                                   (103,216)
                                                 ---------      ---------     ---------      ---------     ---------      ---------
Selling, general and administrative expenses
    Payroll and benefits                                                        (24,432)                                    (24,432)
    Advertising and promotion                                                   (18,367)                                    (18,367)
    Rent                                                                         (3,721)                                     (3,721)
    Other administrative expenses                   (2,857)           (6)       (13,544)                                    (16,407)
    Other general expenses                                                       (1,917)                                     (1,917)
                                                 ---------      ---------     ---------      ---------     ---------      ---------
                                                    (2,857)           (6)       (61,981)                                    (64,844)
                                                 ---------      ---------     ---------      ---------     ---------      ---------
Provision for equipment, inventory and
     Obsolescence                                                                (3,944)                                     (3,944)
Depreciation                                                                    (33,704)                                    (33,704)
Amortization                                          (840)                        (917)                                     (1,757)

                                                 ---------      ---------     ---------      ---------     ---------      ---------
Operating loss from continuing operations           (3,697)           (6)       (20,030)                                    (23,733)
                                                 ---------      ---------     ---------      ---------     ---------      ---------

Interest income                                     44,226           773          8,350                      (39,144)        14,205
Interest expense                                   (42,888)         (365)       (40,325)          (107)       39,144        (44,541)
Translation gain (loss)                               (204)           290          (950)           (38)                        (902)
Equity in (losses) of affiliates                   (54,668)           127         3,764            550        43,376         (6,851)
Other nonoperating (expenses) income, net           (3,207)         2,822           (87)         1,399                          927
                                                 ---------      ---------     ---------      ---------     ---------      ---------
Income (loss) from continuing operations before
       Income taxes and minority interest          (60,438)         3,641       (49,278)         1,804        43,376        (60,895)
Income taxes
                                                 ---------      ---------     ---------      ---------     ---------      ---------
Income (loss) from continuing operations before
      Minority interest                            (60,438)         3,641       (49,278)         1,804        43,376        (60,895)
Minority interest                                                                   916                                         916
                                                 ---------      ---------     ---------      ---------     ---------      ---------

Income (loss) from continuing operations           (60,438)         3,641       (48,362)         1,804        43,376        (59,979)
Loss from discontinued operations                  (21,438)                                                                 (21,438)
                                                 ---------      ---------     ---------      ---------     ---------      ---------

Net income (loss)                                  (81,876)         3,641       (48,362)         1,804        43,376        (81,417)
                                                 =========      =========     =========      =========     =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                Condensed Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1997

                                                                    Wholly-       Majority-      Non-
                                                        Parent       owned         owned       Guarantor
                                                        Company   subsidiaries  subsidiaries  Subsidiaries Eliminations Consolidated
                                                        -------   ------------  ------------  ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                                (81,876)       3,641       (48,362)         1,804       43,376      (81,417)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating
   activities:
   Depreciation                                                                     33,704                                   33,704
   Amortization                                             840                        917                                    1,757
   Amortization of debt issuance cost                     1,332                                                               1,332
   Provision for doubtful accounts                                                   3,334                                    3,334
   Provision for equipment and inventory obsolescence                                3,944                                    3,944
   Provision for claims                                      (6)                       617                                      611
   Minority interest                                                                 3,024                                    3,024
   Disposal and write-off of property, plant and
      equipment                                                                        338                                      338
   Gain on issuance of shares by equity investees
   Discontinued operations                               21,438                                                              21,438
   Equity in losses (earnings) of affiliates             54,668         (127)       (3,764)         (550)      (43,376)       6,851
Changes in operating assets and liabilities:
   Film exhibition rights                                                             (230)                                    (230)
   Accounts receivable                                                             (13,334)                       (580)     (13,914)
   Prepaid and other assets                              (1,320)                    (9,755)                                 (11,075)
   Other accounts receivable                             (1,727)          (6)       (2,140)          (22)         (692)      (4,587)
   Accrued interest                                                                 26,642            17                     26,659
   Inventories                                                                     (11,365)                                 (11,365)
   Suppliers                                               (163)                   (12,456)                     (1,047)     (13,666)
   Taxes payable other than income taxes                      5                      1,664                                    1,669
   Accrued payroll and related liabilities                                               6                                        6
   Advances received from subscribers                                               (2,411)                                  (2,411)
   Other accounts payable                                    76                     (2,029)        3,498         2,319        3,864
                                                      ---------    ---------     ---------     ---------     ---------    ---------
Net cash (used in) provided by operating activities      (6,733)       3,508       (31,656)        4,747                    (30,134)
                                                      ---------    ---------     ---------     ---------     ---------    ---------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                      (118,909)                                (118,909)
   Discontinued Operations                                  295                                                                 295
   Loans to related companies                          (169,224)      (4,797)         (200)                    112,282      (61,939)
   Investments in equity and cost investments           (49,570)     (13,876)           (8)       (1,894)       20,998      (44,350)
                                                      ---------    ---------     ---------     ---------     ---------    ---------
Net cash used in investing activities                  (218,499)     (18,673)     (119,117)       (1,894)      133,280     (224,903)
                                                      ---------    ---------     ---------     ---------     ---------    ---------

Cash flows from financing activities:
   Bank loans                                                                       59,509                                   59,509
   Principal payments on capital leases
   Capital contributions                                                            23,962        (2,965)      (20,997)
   Repayments of loans from shareholders
   Loans from shareholders
   Loans from related companies                          53,111       15,586        98,391           101      (112,281)      54,908
   Repayments of loans to related companies              70,622                      3,421                     (28,319)      45,724
   Repayments of loans from related companies            (1,317)                   (31,442)                     28,317       (4,442)
   Repayments of loans from banks                          (446)                    (3,966)                                  (4,412)
   Minority interest
                                                      ---------    ---------     ---------     ---------     ---------    ---------
Net cash provided by financing activities               121,970       15,586       149,875        (2,864)     (133,280)     151,287
                                                      ---------    ---------     ---------     ---------     ---------    ---------

Net increase (decrease) in cash and cash equivalents   (103,262)         421          (898)          (11)            -     (103,750)
Cash and cash equivalents at beginning of the period    103,282            -         1,444            13             -      104,739
                                                      ---------    ---------     ---------     ---------     ---------    ---------
Cash and cash equivalents at end of the period               20          421           546             2             -          989
                                                      =========    =========     =========     =========     =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                 Condensed Consolidated Statements of Operations
                      for the year ended December 31, 1996

                                                                   Wholly-      Majority-
                                                                    owned        Owned         Non-
                                                    Parent        guarantor    Guarantor     Guarantor
     Description                                    Company     Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                    -------     ------------  ------------  ------------  ------------  ------------
Gross revenues
Monthly subscriptions                                                            107,692                                   107,692
Installation                                                                      22,281                                    22,281
Advertising                                                                        7,532                                     7,532
Indirect programming                                                              11,377                                    11,377
Other                                                                              7,995                                     7,995
Revenue taxes                                                                    (10,557)                                  (10,557)
                                                    --------      --------      --------      --------      --------      --------
Net revenue                                                                      146,320                                   146,320
                                                    --------      --------      --------      --------      --------      --------

Direct operating expenses
Payroll and benefits                                                             (23,324)                                  (23,324)
Programming                                                                      (42,315)                                  (42,315)
Transponder lease cost                                                            (5,737)                                   (5,737)
Technical assistance                                                              (5,507)                                   (5,507)
Vehicle rentals                                                                   (1,772)                                   (1,772)
TVA Magazine                                                                      (6,311)                                   (6,311)
Pole rental                                                                         (448)                                     (448)
Other costs                                                                       (8,432)                                   (8,432)
                                                    --------      --------      --------      --------      --------      --------
                                                                                 (93,846)                                  (93,846)
                                                    --------      --------      --------      --------      --------      --------
Selling, general and administrative expenses
    Payroll and benefits                                                         (24,885)                                  (24,885)
    Advertising and promotion                                                    (11,445)                                  (11,445)
    Rent                                                                          (3,245)                                   (3,245)
    Other administrative expenses                       (836)          (25)      (11,758)                                  (12,619)
    Other general expenses                                                       (10,274)                                  (10,274)
                                                    --------      --------      --------      --------      --------      --------
                                                        (836)          (25)      (61,607)                                  (62,468)
                                                    --------      --------      --------      --------      --------      --------
Provision for equipment, inventory and
     Obsolescence                                                                 (3,621)                                   (3,621)
Depreciation                                                                     (22,673)                                  (22,673)
Amortization                                            (840)                       (837)                                   (1,677)
                                                    --------      --------      --------      --------      --------      --------
Operating loss from continuing operations             (1,676)          (25)      (36,264)                                  (37,965)
                                                    --------      --------      --------      --------      --------      --------

Interest income                                        1,995           436         7,590                      (4,125)        5,896
Interest expense                                     (12,751)         (338)       (7,226)          (97)        4,125       (16,287)
Translation gain (loss)                                 (218)           (3)          398                         296           473
Equity in (losses) of affiliates                     (53,908)       (1,220)                     (1,220)       47,816        (8,532)
Other nonoperating (expenses) income, net              9,243        (1,890)       (9,680)                                   (2,327)
                                                    --------      --------      --------      --------      --------      --------
Loss from continuing operations before income
        taxes and minority interest                  (57,315)       (3,040)      (45,182)       (1,317)       48,112       (58,742)
Income taxes                                                                        (156)                                     (156)
                                                    --------      --------      --------      --------      --------      --------
Loss from continuing operations before minority
        Interest                                     (57,315)       (3,040)      (45,338)       (1,317)       48,112       (58,898)
Minority interest                                                                   (306)                      2,155         1,849
                                                    --------      --------      --------      --------      --------      --------

Loss from continuing operations                      (57,315)       (3,040)      (45,644)       (1,317)       50,267       (57,049)
Income (loss) from discontinued operations             9,157                      17,933                     (17,933)        9,157
                                                    --------      --------      --------      --------      --------      --------

Net loss                                             (48,158)       (3,040)      (27,711)       (1,317)       32,334       (47,892)
                                                    ========      ========      ========      ========      ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                Condensed Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1996

                                                                      Wholly-      Majority-      Non-
                                                          Parent       owned        owned       Guarantor
                                                         Company    subsidiaries subsidiaries Subsidiaries Eliminations Consolidated
                                                         -------    ------------ ------------ ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                                  (48,158)     (3,040)     (27,711)     (1,317)      32,334        47,892

Adjustments to reconcile net loss to net cash
   (used in) provided by operating
   activities:
   Depreciation                                                                     22,673                                 22,673
   Amortization                                               840                      637                                  1,677
   Amortization of debt issuance cost                          96                                                              96
   Provision for doubtful accounts                                                   1,381                                  1,381
   Provision for equipment and inventory obsolescence                                3,521                                  3,521
   Provision for claims                                                              1,282                                  1,282
   Minority interest                                                                 1,309                      469         1,778
   Disposal and write-off of property, plant and
      equipment                                                                      1,005                                  1,005
   Discontinued operations                                 (9,157)                 (17,933)                  17,933        (9,157)
   Capital gain                                            (2,317)                                            2,317            --
   Equity in losses of affiliates                          52,278       1,220        4,385       1,220      (47,818)       11,285
Changes in operating assets and liabilities:
   Film exhibition rights                                                           (1,031)                                (1,031)
   Accounts receivable                                                              (8,381)                     639        (7,742)
   Prepaid and other assets                                (9,241)                     237                    1,778        (7,226)
   Other accounts receivable                               (1,030)                  (2,937)                   1,995        (1,972)
   Accrued interest                                         2,720                                                           2,720
   Inventories                                                                      (2,269)                                (2,269)
   Suppliers                                                  163         (10)      12,223                   (9,478)        2,898
   Taxes payable other than income taxes                                             2,329                                  2,329
   Accrued payroll and related liabilities                                             947                                    947
   Advances received from subscribers                                                   81                                     81
   Other accounts payable                                      11          (8)       2,545                   (2,040)          508
                                                         --------     -------     --------      ------     --------      --------
Net cash (used in) provided by operating activities       (13,795)     (1,838)      (5,507)        (97)      (1,871)      (23,108)
                                                         --------     -------     --------      ------     --------      --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                       (87,861)        (42)          36       (87,867)
   Discontinued operations                                (12,545)                  19,372                  (17,933)      (11,106)
   Loans to related companies                            (112,557)    (17,675)      (6,812)                  47,774       (89,270)
   Purchase of concessions                                                         (11,273)                               (11,273)
   Investments in equity and cost investments             (86,283)     (5,100)                               72,494       (18,889)
                                                         --------     -------     --------      ------     --------      --------
Net cash used in investing activities                    (211,385)    (22,775)     (86,574)        (42)     102,371      (218,405)
                                                         --------     -------     --------      ------     --------      --------

Cash flows from financing activities:
   Bank loans                                             250,446                    7,580                                258,026
   Principal payments on capital leases
   Capital contributions                                               33,539       28,317          57      (61,913)           --
   Loans from shareholders
   Loans from related companies                           163,858      17,399       59,652          95      (38,587)      202,417
   Repayments of loans to related companies                54,445       8,205                                              62,650
   Repayments of loans from related companies            (163,733)    (34,542)      (2,767)                              (201,042)
   Repayments of loans from banks
   Minority interest
                                                         --------     -------     --------      ------     --------      --------
Net cash provided by financing activities                 305,016      24,601       92,782         152     (100,500)      322,051
                                                         --------     -------     --------      ------     --------      --------

Net increase (decrease) in cash and cash equivalents       79,836         (12)         701          13           --        80,538
Cash and cash equivalents at beginning of the period       23,446          12          743          --           --        24,201
                                                         --------     -------     --------      ------     --------      --------
Cash and cash equivalents at end of the period            103,282          --        1,444          13           --       104,739
                                                         ========     =======     ========      ======     ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

24.   Working capital deficiency

      The Company's financial statements for the year ended December 31, 1998 were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $148,067 and $81,417 for the two years in the period ended December 31, 1998. In addition, the Company had negative working capital of $82,171 at December 31, 1998. In addition, the Company has failed to comply with certain obligations under its debts agreements and material contracts, which failures may result in the termination of certain of the Company's material agreements acceleration of indebtedness, and the exercise of other remedies by the Company's creditors.

      The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. These obligations include interest payments on the Company's Senior Notes and other indebtedness, commitments to finance equity investees and capital expenditure requirements.

      Management's plans to continue as a going concern include efforts to generate the necessary cash flow to meet the Company's cost structure through sales of non-strategic assets and an administrative cost reduction program implemented in the fourth quarter of 1998. Management of the Company is contemplating sales of certain non-strategic assets in order to concentrate the business of the Company in the distribution of pay television services through cable and MMDS operations. Consummation of these asset sales will, in some circumstances, be subject to the approval of ANATEL (Agencia Nacional de Telecomunicacoes), which management believes will occur within 90 days of the signing of the relevant agreements relating to such sales.

      Management anticipates that, upon the consummation of the asset sales described above, the Company's cash flow will be sufficient to allow it to operate and expand its continuing businesses. Nevertheless, should the Company experience difficulties in generating cash flow sufficient to meet its cash needs subsequent to the consummation of such sales, the Company has received a written commitment from Abril S.A. to provide guarantees in relation to the raising of necessary funds and, if necessary, to capitalize certain loans made by Abril S.A. to the Company, all conditioned upon the consummation of the sales of assets described above.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

25.   Subsequent events

a. In mid-January 1999, the Central Bank of Brazil changed its exchange policy and extinguished the so-called exchange band, through which it managed the margin of the fluctuation of the real in relation to the U.S. dollar, allowing the market to freely negotiate the exchange rate. The real devalued from R$1,208 per US$ on December 31, 1998 to R$ 1,9934 per US$ on March 5, 1999.

      A large portion of the Company's operating expenses, principally programming, is denominated in U.S. dollars. The Company is currently negotiating with its suppliers of programming. In addition, the Company has net U.S. dollar denominated liabilities of US$303,380 at December 31, 1998.

b. On May 18, 1999 the Company entered into two agreements, referred to below, to sell its DBS Systems to Galaxy Latin America, and to sell its equity interest in Galaxy Latin America and certain related assets to DIRECTV Latin America and Darlene Investments (collectively, the "Proposed Sale"). At the same time, the Company is initiating a tender offer to purchase all of the Senior Notes (the "Offer"), together with a consent solicitation (the "Solicitation") for consent by Noteholders to eliminate the restrictive covenants contained in the Indenture.

      The Proposed Sale represents, in management's opinion, the best opportunity for addressing the Company's current financial situation. The Proposed Sale is subject to a number of conditions, including the execution of a Supplemental Indenture. Proceeds from the Proposed Sale will be used to fund the Offer.

      Pursuant to these agreements, the Company has agreed to sell all of its interests in the following entities to GLA:

            - Galaxy Brasil Ltda. ("GLB", formerly Galaxy Brasil S.A.), a wholly-owned subsidiary of the Company and exclusive local operator of DIRECTV Ku-Band service in Brazil;

            - TVA Banda C Ltda. ("TVA Banda C"), a subsidiary of the Company and operator of TVA's C-Band service;

            - a 10% equity interest in GLA (subject to dilution as discussed below), which the Company owns through its British Virgin Islands subsidiary TVA Communications Ltd.;

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

25.  Subsequent events (Continued)

            - a 20.5% equity interest in SurFin Ltd. ("SurFin"), a Bahamian limited liability company engaged in financing activities related to DIRECTV service throughout Latin America;

            - certain promissory notes (the "CBC Notes") in the aggregate principal amount of $7,125, representing indebtedness of California Broadcast Center LLC ("CBC"), a Delaware limited liability company the principal asset of which is a GLA satellite uplink facility; and

            - the CBC Class B Unit Purchase Warrants (the "CBC Warrants"), dated as of April 11, 1997, convertible into equity interests in CBC, which is accounted for the cost basis with zero value.

      Pursuant to the Agreements, the obligation of the Purchasers to complete the transactions contemplated by the Agreements is subject to the satisfaction or waiver of a number of conditions precedent on or prior to the Closing Date, including, but not limited to, the following:

            - The Proposed Sale must comply in all respects with the terms of the Indenture (as amended and supplemented by the Supplemental Indenture) relating to the Notes. In order to execute the Supplemental Indenture, the Company must receive the consent of bondholders representing at least a majority in aggregate principal amount of Notes (the "Requisite Consents") prior to June 3, 1999, unless extended (the "Consent Expiration Date"). Holders may not revoke their Consents or withdraw their tenders of Notes after the Consent Expiration Date.

            - Upon the consummation of the Proposed Sale, all obligations of each of GLB and TVA Banda C, as Subsidiary Guarantors under the Indenture, must be automatically and unconditionally released and discharged, and each of GLB and TVA Banda C must cease to be a Subsidiary Guarantor under the Indenture. In addition, the Purchasers must receive an Acknowledgment of Release and Discharge, executed by the Trustee, acknowledging the release of each of GLB and TVA Banda C from all of their obligations as subsidiary guarantors under the Indenture.

            - The Proposed Sale, which involves a transfer of telecommunications assets and licenses related thereto, must be approved by the Agencia Nacional de Telecomunicacoes (National Telecommunications Agency or "ANATEL"), a regulatory body of the Brazilian federal government.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

25.  Subsequent events (Continued)

            - The absence of any material adverse change in relation to the business, operations or condition of any of the Purchased Interests. A devaluation of the Brazilian real may be deemed to be a material adverse change if either (a) the closing spot exchange rate as of the day preceding the Closing Date or (b) the average closing spot exchange rate for the period of five business days preceding the Closing Date results in an exchange rate of the Brazilian real to the U.S. dollar greater than R$2.39.

      The Agreements are also subject to termination in certain circumstances, including the following:

            - The Agreements may be terminated by the Purchaser if the Requisite Consents pursuant to the Solicitation shall not have been obtained on or prior to June 15, 1999.

            - Either Agreement may be terminated by any party thereto if the Closing shall not have occurred on or before September 30, 1999.

      Sources of Funding for Payment of Tendered Notes

      The net cash proceeds of the Proposed Sale to the Company at Closing is expected to be approximately $140,000. The total consideration received by the Company will be comprised of the following main components:

            - in consideration for the Company's interests in GLA, SurFin, the CBC Notes and the CBC Warrants, the Company will receive a cash payment of $130,000;

            - in consideration for the equity interests of the Company in Galaxy do Brasil Ltda. and TVA Banda C, the Company will receive the following:

                  (a) a cash payment currently estimated to be $10,000 (consisting of a cash payment of $66,750, offset by certain royalties and other amounts due to GLA through the Consent Expiration Date under the Local Operating Agreement, dated July 29, 1996, between GLA and Galaxy do Brasil Ltda, and to Hughes Electronics, in the amount of approximately $51,000 as of April 30, 1999, which amount is expected to increase to approximately $57,000 by the Consent Expiration Date);

                  (b) a promissory note issued by GLA to the Company in the principal amount of $22,250, to bear interest at LIBID, which shall be payable only at maturity of the Note in one single payment two years from the Closing Date;

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)

25.  Subsequent events (Continued)

                  (c) the release and/or amendment of certain guarantees given by the Company and TVA Sistema de Televisao S.A., a wholly-owned subsidiary of the Company, in respect of certain Galaxy Brasil obligations;

                  (d) the Purchasers shall acquire Galaxy Brasil and TVA Banda C subject to the aggregate of dollar-denominated indebtedness of Galaxy Brasil and TVA Banda C, up to a maximum of $111,200; and

                  (e) the Purchasers shall acquire Galaxy Brasil and TVA Banda C subject to the aggregate of real-denominated indebtedness of Galaxy Brasil to Abril, up to a maximum of R$70,900, to be repaid by Galaxy Brasil to Abril in cash immediately following the Closing.

      The consideration received by the Company for its equity interests in Galaxy do Brasil Ltda and TVA Banda C will be subject to an upward or downward adjustment in accordance with certain purchase price adjustments based on the indebtedness and working capital of Galaxy Brasil and TVA Banda C as of the Consent Expiration Date, and for indemnification claims. Such adjustment may reduce the amount payable under the GLA Promissory Note.


                                  * * * * * * *

                         TVA SISTEMA DE TELEVISAO S.A.

                               REPORT ON FINANCIAL
                                   STATEMENTS

                        as of December 31, 1998 and 1997
                     and for each of the three years in the
                         period ended December 31, 1998

                          TVA SISTEMA DE TELEVISAO S.A.

                          Index to Financial Statements

Contents

                                                                            Page

Report of Independent Accountants                                           F-55

Balance Sheets as of December 31, 1998 and 1997                             F-56

Statements of Operations for each of the three years in the
  period ended December 31, 1998                                            F-58

Statements of Changes in Shareholders' Deficit for each of the
three years in the period ended December 31, 1998                           F-59

Statements of Cash Flows for each of the three years in the
period ended December 31, 1998                                              F-60

Notes to the Financial Statements                                           F-61

                              ARTHUR ANDERSEN S/C

Report of Independent Accountants

To the Shareholders and Directors of
TVA SISTEMA DE TELEVISAO S.A.

We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.A. as of December 31, 1998 and 1997, and the related results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has negative net working capital and a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to these matters are discusssed in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen

Sao Paulo, Brazil
March 5, 1999

TVA SISTEMA DE TELEVISaO S.A.

Balance Sheets

December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                                December 31,
                                                           ---------------------
                                                             1998         1997
                                                           --------     --------

                          ASSETS

Current assets
  Cash and cash equivalents                                $    475     $     66
  Accounts receivable, net                                   16,959       22,570
  Accounts receivable from related companies                  3,617        3,207
  Inventories, net                                           10,775       12,139
  Film exhibition rights                                         --        1,291
  Prepaid and other assets                                    2,567       12,244
  Other accounts receivable                                   1,854        2,203
                                                           --------     --------

        Total current assets                                 36,247       53,720
                                                           --------     --------

Property, plant and equipment, net                          250,488      229,136
Investments - cost basis investments                             --            9
Loans to related companies                                      158        7,097
Other                                                         2,122        2,090
                                                           --------     --------

        Total assets                                       $289,015     $292,052
                                                           ========     ========

    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISaO S.A.

Balance Sheets

December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                              December 31,
                                                         -----------------------
                                                           1998         1997
                                                         ---------    ---------

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Loans                                                  $  32,256    $  29,880
  Film suppliers                                            26,906       25,229
  Other suppliers                                           23,382       25,703
  Deficit in discontinued operations                            --         (625)
  Taxes payable other than income taxes                     11,472        7,982
  Accrued payroll and related liabilities                    2,641        4,816
  Advance payments received from subscribers                 1,884        1,616
  Other accounts payable                                     5,579        2,178
                                                         ---------    ---------

        Total current liabilities                          104,120       96,779
                                                         ---------    ---------

Long-term liabilities
  Loans                                                     12,351       25,899
  Loans from related companies                             429,861      391,177
  Provision for claims                                       6,319        5,334
                                                         ---------    ---------

        Total long-term liabilities                        448,531      422,410
                                                         ---------    ---------

Commitments and contingencies

Shareholders' deficit
  Common shares, no par value, 6,980,764
    shares issued and outstanding                           16,303       16,303
  Accumulated deficit                                     (279,939)    (244,690)
                                                         ---------    ---------

        Total shareholders' deficit                       (263,636)    (228,387)
                                                         ---------    ---------

        Total liabilities and shareholders' deficit      $ 289,015    $ 292,052
                                                         =========    =========

    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISaO S.A.

Statements of Operations

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                  Year Ended December 31,
                                            -----------------------------------
                                              1998         1997         1996
                                            ---------    ---------    ---------

Gross revenues
  Monthly subscriptions                     $ 115,175    $ 117,507    $  95,712
  Installation                                  2,334       10,142       20,127
  Advertising                                   2,649        4,947        7,532
  Indirect programming                         11,460       22,810       11,377
  Other                                         8,016       13,142        7,929
  Taxes on revenues                            (9,920)     (11,357)     (10,139)
                                            ---------    ---------    ---------
        Net revenue                           129,714      157,191      132,538
                                            ---------    ---------    ---------

Direct operating expenses
  Payroll and benefits                         10,924       17,967       19,483
  Programming                                  42,950       47,472       38,991
  Transponder lease cost                        1,157        6,312        5,737
  Technical assistance                          1,981        1,630        5,261
  Vehicle rentals                                 178          889        1,452
  TVA magazine                                  4,558        5,120        5,870
  Other costs                                   6,434        6,782        7,075
                                            ---------    ---------    ---------
                                               68,182       86,172       83,869
                                            ---------    ---------    ---------

Selling, general and administrative
  expenses
  Payroll and benefits                         19,270       23,035       23,607
  Advertising and promotion                     7,481       17,538       10,841
  Rent                                          3,217        3,639        2,998
  Other administrative expenses                 8,267        7,961        9,772
  Other general expenses                        4,774        3,883        9,437
                                            ---------    ---------    ---------
                                               43,009       56,056       56,655
                                            ---------    ---------    ---------
Provision for equipment, inventory and          1,940        2,666        3,621
  obsolescence
Depreciation                                   39,484       30,251       21,120
                                            ---------    ---------    ---------
        Operating loss from continuing        (22,901)     (17,954)     (32,727)
            operations

Interest income                                 5,840        6,920        7,365
Interest expense                              (16,496)     (34,888)      (5,183)
Translation (loss) gain                          (642)         (92)          26
Other nonoperating (expenses) income, net      (1,060)        (796)        (846)
                                            ---------    ---------    ---------
        Loss from continuing operations
            before income taxes               (35,259)     (46,810)     (31,365)
Income taxes                                       --           --           --
                                            ---------    ---------    ---------
        Loss from continuing operations     $ (35,259)   $ (46,810)   $ (31,365)
Income from discontinued operations                10        3,764       17,933

                                            ---------    ---------    ---------
        Net loss                            $ (35,249)   $ (43,046)   $ (13,432)
                                            =========    =========    =========
        Net loss per share for                  (5,05)       (6,71)       (4,49)
            continuing operations
        Net income per share for                    0         0,54         2,57
            discontinued operations
        Net loss per share                      (5,05)       (6,17)       (1,92)

    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISaO S.A.

Statements of Changes in Shareholders' Deficit

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                            Paid-in    Accumulated
                                            Capital      Deficit        Total
                                           ---------    ---------     ---------

Balance as of December 31, 1995            $  16,303    $(188,212)    $(171,909)

Net loss for the period                                   (13,432)      (13,432)
                                           ---------    ---------     ---------

Balance as of December 31, 1996               16,303     (201,644)     (185,341)

Net loss for the period                                   (43,046)      (43,046)
                                           ---------    ---------     ---------

Balance as of December 31, 1997               16,303     (244,690)     (228,387)

Net loss for the period                                   (35,249)      (35,249)
                                           ---------    ---------     ---------

Balance as of December 31, 1998            $  16,303    $(279,939)    $(263,636)
                                           =========    =========     =========

    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISaO S.A.

Statements of Cash Flows

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                       Year Ended December 31,
                                                 -----------------------------------
                                                   1998         1997         1996
                                                 ---------    ---------    ---------
Cash flows from operating activities:
  Net loss                                       $ (35,249)   $ (43,046)   $ (13,432)
  Adjustments to reconcile net loss to net
     cash (used in)
    provided by operating activities:
    Depreciation                                    39,484       30,251       21,120
    Provision for doubtful accounts                  3,334        1,847        1,381
    Provision for equipment and inventory            1,940        2,666        3,621
       obsolescence
    Provision for claims                               985          295        1,276
    Disposal of property, plant and equipment        1,574          338        1,005
    Discontinued operations                            (10)      (3,764)     (17,933)
Changes in operating assets and liabilities:
  Film exhibition rights                             1,291         (230)      (1,031)
  Accounts receivable                                2,277      (10,009)      (7,470)
  Prepaid and other assets                           9,677       (8,587)         690
  Other accounts receivable including related          (93)      (4,030)      (2,363)
     companies
  Accrued interest                                   9,170       26,076       (3,604)
  Inventories                                        1,354       (3,882)       1,700
  Suppliers                                           (644)     (13,836)       9,133
  Taxes payable other than income taxes              3,490        1,084        1,918
  Accrued payroll and related liabilities           (2,175)         (69)         753
  Advances received from subscribers                   268         (814)        (200)
  Other accounts payable                             3,401         (202)         990
                                                 ---------    ---------    ---------
       Net cash (used in) provided by               40,074      (25,912)      (2,446)
          operating activities
                                                 ---------    ---------    ---------

Cash flows used in investing activities:
  Purchases of property, plant and equipment       (64,340)     (97,143)     (69,041)
  Loans to related companies                          (158)        (199)      (7,320)
  Discontinued operations                             (615)          --       23,761
  Repayments of loans to related companies         (36,949)      (3,149)          --
  Others                                                 9           (9)          --
                                                 ---------    ---------    ---------
       Net cash used in investing activities      (102,053)    (100,500)     (52,600)
                                                 ---------    ---------    ---------

Cash flows from financing activities:
  Bank loans                                        11,652       51,841        7,580
  Repayments of loans from shareholders                 --       (2,767)
  Loans from related companies                      70,314       76,972       40,970
  Repayments of loans from related companies         7,441        3,420        9,315
  Repayments of loans from bank                    (27,019)      (6,505)          --
                                                 ---------    ---------    ---------
       Net cash provided by financing               62,388      125,728       55,098
          activities
                                                 ---------    ---------    ---------

Net (decrease) increase in cash and cash               409         (684)          52
    equivalents
Cash and cash equivalents at beginning of the           66          750          698
    period
                                                 ---------    ---------    ---------
       Cash and cash equivalents at end of the   $     475    $      66    $     750
          period
                                                 =========    =========    =========

Supplemental cash disclosure:
  Cash paid for interest                         $      --    $      --          317
                                                 =========    =========    =========

Supplemental non-cash financing activities:
  Accrued interest on related company loans
     refinanced as principal balance             $   7,664       23,515    $      --
                                                 =========    =========    =========

    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

1.    The Company and its principal operations

      TVA Sistema de Televisao S.A. ("the Company") renders services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the financial statements are described below:

2.1.  Basis of presentation

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

      During 1998, the Company's Board of Directors approved a plan of disposition of the C-Band Division. As a result, the financial statements have been retroactively restated to present the C-Band Division as discontinued operations. See Note 3 for further discussion.

2.2.  Accounting records

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

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

2.3.  Currency remeasurement

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translations", the United States dollar has been assumed to be the functional currency as a substantial portion of Company's operations is conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

      o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.2087 to US$1 in effect on December 31, 1998, and R$1.1164 to US$1 in effect on December 31, 1997. Translation gains and losses are recognized in the income statement.

      o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1998 and 1997 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

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

2.6.  Accounts receivable

      A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7.  Inventories

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

2.8.  Film exhibition rights and program licensing

      Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited.

2.9.  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 10.

2.10. Advertising

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

2.11. Recoverability of long-lived assets to be held and used in the business

      Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

2.12. Revenue recognition

      Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.13. Licenses

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

3.    Discontinued Operations

      In October 1998 the Company announced that its Board of Directors had approved a plan of disposition of the C-Band Division. This decision was based upon management's review of operations, investments needs and focus of the Company's business on the distribution of pay television services through cable and MMDS operations. In October 1998, the Company spun-off its C-Band operation, creating TVA Banda C entity, wholly owned by Tevecap.

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

3.    Discontinued Operations (Continued)

      The summarized balance sheet of C-Band operations as of December 31 was as follows:

                                                          1998        1997

      Assets
        Accounts receivable, net                        $      --   $3,598
        Property, plant and equipment, net                     --    2,042
       Company's investment and advances                       --      625
                                                        ---------   ------
                                                               --    6,265
                                                        =========   ======

      Liabilities and Equity
        Loans                                                  --      372
        Other current liabilities                              --    2,501
        Loans from related companies                           --    3,392
                                                        ---------   ------
                                                        $      --   $6,265
                                                        =========   ======

      The following is a summary of the results of the C-Band operations for the three years ended December 31:

                                            1998          1997          1996

      Revenues                            $ 21,759      $ 33,784      $ 35,241
      Operating costs and expenses         (20,729)      (30,020)      (17,264)
                                          --------      --------      --------
          Income (loss) from operations      1,030         3,764        17,977
      Interest income (expense)             (1,020)           --           (44)
                                          --------      --------      --------
      Net income (loss) from operations   $     10      $  3,764      $ 17,933
                                          ========      ========      ========

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

4.    Accounts receivable, net

      As of December 31, 1998 and 1997, accounts receivable were comprised of:

                                                        December 31,
                                                   ----------------------
                                                     1998          1997
                                                   --------      --------

      Subscriptions                                $ 14,269      $  9,024
      Installation fees                               4,653         7,040
      Advertising and programming                     3,212         4,887
      Barter                                          4,406         5,857
      Other                                              33         2,042
      Provision for doubtful accounts                (9,614)       (6,280)
                                                   --------      --------

                                                   $ 16,959      $ 22,570
                                                   ========      ========

5.    Inventories, net

      As of December 31, 1998 and 1997, inventories were comprised of:

                                                       December 31,
                                                 ------------------------
                                                   1998           1997
                                                 --------        --------

      Materials and supplies                     $ 12,308        $ 13,835
      Imports in transit                            1,597           1,424
      Provision for obsolescence                   (3,130)         (3,120)
                                                 --------        --------

                                                 $ 10,775        $ 12,139
                                                 ========        ========

6.    Prepaid and other assets

      As of December 31, 1998 and 1997, prepaid expenses were comprised of:

                                                           December 31,
                                                      --------------------
                                                        1998         1997
                                                      -------      -------

      Advances to suppliers                           $   749      $11,980
      Prepaid meals and transportation                     24           89
      Other                                             1,794          175
                                                      -------      -------

                                                      $ 2,567      $12,244
                                                      =======      =======

      Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

7.    Related-party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998:

                                                         December 31,
                                                   -----------------------
                                                    1998            1997
                                                   ------         --------
      TVA Sul Parana Ltda
        Loans receivable                           $     --       $  3,705
        Accounts receivable                           1,448            541
          Accounts payable                               --             21
      Tevecap S.A
        Loans payable                               423,676        384,324
        Accounts payable                                428             --
      Comercial Cabo Ltda
        Loans payable                                 3,702          4,320
      ESPN do Brasil Ltda
        Accounts receivable                             131             31
        Accounts payable                                 --            489
      Abril S.A
        Accounts receivable                              97             34
        Accounts payable                           $    399       $    430
        Loans payable                                 2,483          2,533
      TV Filme Inc.
        Accounts receivable                              64             19
      TVA Network S.A
        Accounts receivable                              20          2,138
      Galaxy Brasil S.A
        Accounts receivable                             235             26
      SMC Maketing
        Accounts receivable                             275             --
      TVA Channel
        Accounts receivable                             762             --
      TVA Banda C
        Accounts receivable                             545             --
        Loans receivable                                158          3,392
      Others
        Accounts receivable                              40             88
        Loans receivable                                 --             22
        Accounts payable                                 16              8

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

7.    Related-party transactions, continued

                                                   December 31,
                                         --------------------------------
                                           1998        1997        1996
                                         --------    --------    --------

      Tevecap S.A
        Net interest (income) expense    $  7,664    $ 27,768    $ (1,749)
      Abril S.A
        Printing cost                       1,521       4,389       4,516
        Net interest (income) expense          --        (188)         46
      Comercial Cabo Ltda
        Net interest income                  (318)       (322)       (319)
      TV Cabo Santa Branca Ltda
        Net interest income                    --         (14)        (21)
      ESPN do Brasil Ltda
        Programming costs, net              5,188       3,493       3,850
      TVA Sul Parana Ltda
        Net interest income                  (295)       (469)     (1,330)
      TV Filme Inc.
        Programming revenue                (2,424)     (8,629)     (6,435)
      Canbras TVA Cabo Ltda
        Programming revenue                    --      (1,837)       (207)

      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.76% to 3.23% per month in December 1998 (3.85% to 4.45% per month in December 1997). Such loans are renewable every year on December 31.

      TEVECAP S.A. ("Tevecap"), and Falcon International Communications Services Inc., one of Tevecap's shareholders, signed a consulting service agreement on April 1, 1997 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

      Related-party transactions relating to programming sales and costs and printing service costs were carried out at usual market rates and terms.

      The Company received guarantees in the course of the year from its parent company Tevecap S.A. and from Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 1998 was $29,807 and $29,350, respectively.

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

8.    Loan guarantees

      In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

9.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1998 and 1997 are as follows:

                                                         December 31,
                                                     --------------------
                                                       1998        1997
                                                     --------    --------
      Deferred tax assets:
        Net operating loss carryforwards             $ 68,517    $ 50,981
        Deferred charges                                1,467       3,458
        Provision for obsolescence                      1,251         732
        Provision for claims                            4,812       3,011
        Provision for decoders                            866         904
        Others                                            151       1,076
                                                     --------    --------
              Total gross deferred tax asset           77,064      60,162

      Less valuation allowance                        (76,790)    (57,386)
                                                     --------    --------
      Net deferred tax asset                              274       2,776

      Deferred tax liability:
        Installation costs                               (274)     (2,776)
                                                     --------    --------

              Total gross deferred tax liability     $   (274)   $ (2,776)
                                                     ========    ========

      Net deferred tax asset                         $     --    $     --
                                                     ========    ========

      The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes".

      As of December 31, 1998, the Company has unexpirable accumulated tax losses of $194,916.

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

9.    Income taxes (Continued)

      Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                 Year Ended December 31,
                                                           ----------------------------------
                                                             1998         1997         1996
                                                           --------     --------     --------
      Loss before income taxes and minority  interest      $ 35,249     $ 43,047     $ 13,432
      Statutory income tax rate                                  33%          33%          33%
                                                           --------     --------     --------
                                                             11,632       14,206        4,433

      Increase (decrease) in the income tax rate                 --           --        1,957
      Deferred charges amortization                           3,546        3,839        5,102
      Translation (loss) gain of tax losses                  (3,893)      (2,069)      (2,054)
      Installation materials depreciation                        --           69        3,761
      Translation gain on loans from related companies       10,339        8,910           --
      Others                                                 (2,220)        (254)      (5,375)
                                                           --------     --------     --------
      Net income tax benefit (provision) for  the period     19,404       24,701        7,824

      (Increase) decrease in valuation allowance            (19,404)     (24,701)      (7,824)
                                                           --------     --------     --------

                                                           $     --     $     --     $     --
                                                           ========     ========     ========

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

10.   Property, plant and equipment, net

      As of December 31, 1998 and 1997, property, plant and equipment were comprised of:

                                            Annual
                                          Depreciation        December 31,
                                             Rate        ----------------------
                                               %           1998         1997
                                          ------------   ---------    ---------

      Machinery and equipment                 10         $  35,990    $  39,704
      Decoders                                10           107,730       94,586
      Leasehold improvements                  25             2,342        3,715
      Furniture and fixtures                  10             1,207        1,328
      Premises                                10             2,135        2,005
      Vehicles                                20             2,243        2,706
      Software                                20             6,932        4,449
      Tools                                   10               798          761
      Reception equipment                     20           132,900      107,251
      Cable plant                             10            24,735       24,650
                                                         ---------    ---------

                                                           317,012      281,155
      Telephone line use rights                              2,024        2,031
      Trademarks, patents and others                           179          179
      Other                                                    691        2,672
      Accumulated depreciation                            (118,802)     (77,915)
      Fixed assets in transit                               49,384       21,014
                                                         ---------    ---------

                                                         $ 250,488    $ 229,136
                                                         =========    =========

11.   Loans

      The loans as of December 31, 1998 represent the refinancing of certain supplier payables. The average interest rate on such loans is LIBOR plus 2.0%, and the principal will be paid as follows:

                           1999            $ 32,256
                           2000               6,478
                           2001               4,875
                           2002                 998
                                           ---------

                          Total            $ 44,607
                                           =========

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

12.   Other accounts payable

      As of December 31, 1998 and 1997, other accounts payable were comprised of:

                                                           December 31,
                                                         -----------------
                                                          1998       1997
                                                         ------     ------

      Accounts payable to related companies              $  843     $  970
      Advertising                                         3,437        165
      Importation expenses payable                           31        398
      Other                                               1,268        645
                                                         ------     ------

                                                         $5,579     $2,178
                                                         ======     ======

13.   Leased assets and commitments

      The Company has rented its office space until the year 2003. As of December 31, 1998, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $9,213 as follows:

                           1999            $  1,956
                           2000               1,848
                           2001               1,803
                           2002               1,803
                           2003               1,803
                                           ---------

                          Total            $  9,213
                                           =========

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

13.   Leased assets and commitments (Continued)

      As of December 31, 1998, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2004. Based on the contract provisions, these operating lease commitments are currently estimated to aggregate approximately $79,776, as follows:

                            1999             $13,296
                            2000              13,296
                            2001              13,296
                            2002              13,296
                            2003              13,296
                            2004              13,296
                                             --------

                           Total             $79,776
                                             ========

14.   Common shares

      Common shares represent registered shares without par value.

      The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

15.   Litigation contingencies

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

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

16.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $313 for the year ended December 31, 1998 ($425 in 1997 and $308 in 1996).

17.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 1998, contributions made by the Company to Associacao Abril de Beneficios amounted to $1,365 ($1,485 in 1997 and $1,288 in 1996).

18.   Working capital deficiency

      The Company's financial statements for the year ended December 31, 1998 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $35,249 and $43,046 for the two years in the period ended December 31, 1998 and 1997, respectively. In addition, the Company had negative working capital of $67,873 and a net capital deficiency of $263,636 at December 31, 1998.

      The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. These obligations include mainly capital expenditure requirements and interest payments on the Company's loans.

      Management's plans to continue as a going concern include efforts to generate the necessary cash flow to meet the Company's cost structure through an administrative cost reduction program implemented in the fourth quarter of 1998. The Company is concentrating the business of the Company in the distribution of pay television services through cable and MMDS operations.

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

      Management anticipates that, upon the full implementation of the plans described above, the Company's cash flow will be sufficient to allow it to operate and expand its continuing businesses.

      In addition, the Company's principal shareholders, Tevecap is contemplating the sale of certain non-strategic assets in order to concentrate its businness on distribution of pay television services.

19.   Supplementary information - valuation and qualifying accounts and reserves

                                                                    Provision     Deferred
                                        Provision     Provision       for            Tax        Provision
                                      for Doubtful       For       Exhibition     Valuation        for
                                        Accounts    Obsolescence   Expiration     Allowance       Claims
                                      ------------  ------------   ----------     ---------     ---------
      Balance as of December 31, 1995   $  3,052      $     --      $  1,162       $ 24,861      $  3,763
      Additions charged to expense         1,381         2,250            --          7,824         1,276
                                        --------      --------      --------       --------      --------
      Balance as of December 31, 1996   $  4,433      $  2,250      $  1,162       $ 32,685      $  5,039
      Additions charged to expense         1,847           870            --         24,701           295
      Reduction                               --            --        (1,162)            --            --
                                        --------      --------      --------       --------      --------
      Balance as of December 31, 1997   $  6,280      $  3,120      $     --       $ 57,386      $  5,334
      Additions charged to expense         3,334            10            --         19,404           985
                                        --------      --------      --------       --------      --------
      Balance as of December 31, 1998   $  9,614      $  3,130      $     --       $ 76,790      $  6,319
                                        ========      ========      ========       ========      ========

20.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31, 1998 the Company has no operations with hedging activities.

      In March 1998, the AICPA issued Statement of position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires capitalization of certain direct costs and interest costs after preliminary development efforts have been made. SOP 98-1 is effective for fiscal year beginning after December 15, 1998. At this time, management is considering the impact of this pronouncement, but does not believe it will have a material effect on the Company's consolidated financial statements.

Continued

TVA SISTEMA DE TELEVISaO S.A.

(in thousands of U.S. dollars)

21.   Subsequent events

      In mid-January 1999, the Central Bank of Brazil changed its exchange policy and extinguished the so-called exchange band, through which it managed the margin of the fluctuation of the real in relation to the U.S. dollar, allowing the market to freely negotiate the exchange rate. The real devalued from R$1,208 per US$ on December 31, 1998 to R$ 1,9934 per US$ on March 5, 1999.

      A large portion of the Company's operating expenses, principally programming, is denominated in U.S. dollars. The Company is currently negotiating with its suppliers of programming. In addition, the Company has net U.S. dollar denominated liabilities of US$44,607 at December 31, 1998.


                                  * * * * * * *

                              TVA SUL PARANA LTDA.
                                 AND SUBSIDIARY

                             REPORT ON CONSOLIDATED
                              FINANCIAL STATEMENTS

                        as of December 31, 1998 and 1997
               and for each of the three years in the period ended
                               December 31, 1998

                              TVA SUL PARANA LTDA.

                                 AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS

                                    Contents

                                                                            Page

Report of Independent Accountants                                           F-79

Consolidated Balance Sheets as of December 31, 1998 and 1997                F-80

Consolidated Statements of Operations for each of the three years in
the period ended December 31, 1998                                          F-82

Consolidated Statements of Changes in Shareholders' Equity for each of
the three years in the period ended December 31, 1998                       F-83

Consolidated Statements of Cash Flows for each of the three years in
the period ended December 31, 1998                                          F-84

Notes to Consolidated Financial Statements                                  F-86

                         [logo of ARTHUR ANDERSEN S/C]

Report of Independent Accountants

To the Shareholders and Directors of
TVA SUL PARANA S.A.

We have audited the accompanying consolidated balance sheet of TVA SUL PARANA S.A. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA SUL PARANA LTDA. and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has negative net working capital that raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to these matters are discussed in note 17. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen

Sao Paulo, Brazil
March 5, 1999

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Balance Sheets

as of December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                               December 31,
                                                          ----------------------
                                                           1998           1997
                                                          -------        -------

                       ASSETS

Current assets
   Cash and cash equivalents                              $   305        $   481
   Accounts receivable, net                                 1,168          2,781
   Inventories                                              4,125         11,451
   Prepaid and other assets                                    32            269
   Other accounts receivable                                  288            228
                                                          -------        -------

            Total current assets                            5,918         15,210
                                                          -------        -------

Property, plant and equipment, net                         41,615         37,911
Concessions, net                                            6,612          7,477
Other                                                         438            330
                                                          -------        -------

            Total assets                                  $54,583        $60,928
                                                          =======        =======

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Balance Sheets

as of December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                               December 31,
                                                             1998        1997
                                                           --------    --------

           LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans                                                   $  5,791    $  2,719
   Film suppliers                                               947          --
   Others suppliers                                           1,964       6,394
   Taxes payable other than income taxes                      1,494       1,046
   Accrued payroll and related liabilities                      479         523
   Advances payments received from subscribers                  115          --
   Accounts payable to related companies                        586         753
   Other accounts payable                                       143         920
                                                           --------    --------

            Total current liabilities                        11,519      12,355
                                                           --------    --------

Long-term liabilities
   Loans                                                         --       1,640
   Loans from related companies                              26,424      20,039
   Provision for claims                                         251         323
                                                           --------    --------

            Total long-term liabilities                      26,675      22,002
                                                           --------    --------

Commitments and contingencies (Note 13)

Minority interest                                             1,361       1,258
Shareholders' equity
   Paid-in capital                                           44,213      44,213
   Accumulated deficit                                      (29,185)    (18,900)
                                                           --------    --------

            Total shareholders' equity                       15,028      25,313
                                                           --------    --------

            Total liabilities and shareholders' equity     $ 54,583    $ 60,928
                                                           ========    ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Statements of Operations

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                              Year Ended December 31,
                                                          --------------------------------
                                                            1998        1997        1996
                                                          --------    --------    --------
Gross revenues
   Monthly subscriptions                                  $ 21,009    $ 25,193    $ 11,980
   Installation                                                518       2,799       2,154
   Other                                                       650         506          66
   Taxes on revenue                                         (1,620)     (1,958)       (418)
                                                          --------    --------    --------

         Net revenue                                        20,557      26,540      13,782
                                                          --------    --------    --------

Direct operating expenses
   Payroll and benefits                                      1,019       4,626       3,841
   Programming                                               6,515       8,922       3,324
   Technical assistance                                       (769)        202         246
   Vehicle rentals                                              --         186         320
   TVA magazine                                                683         707         441
   Other costs                                               1,515       2,402       1,805
                                                          --------    --------    --------

                                                             8,963      17,045       9,977
                                                          --------    --------    --------

Selling, general and administrative expenses
   Payroll and benefits                                      3,793       1,397       1,278
   Advertising and promotion                                   348         824         604
   Rent                                                        372          82         247
   Other administrative expenses                             4,034       2,723       1,987
   Other general expenses                                      416         896         837
                                                          --------    --------    --------

                                                             8,963       5,922       4,953
                                                          --------    --------    --------

Depreciation                                                 6,021       3,455       1,553
Amortization                                                   865         917         837
                                                          --------    --------    --------

         Operating loss                                     (4,255)       (799)     (3,538)
                                                          --------    --------    --------

Interest income                                                407         631         225
Interest expense                                            (6,799)     (5,440)     (2,043)
Translation (loss) gain                                        205         (58)        374
Other nonoperating (expense) income, net                       284        (567)      1,612
                                                          --------    --------    --------

         Loss before income taxes and minority interest    (10,158)     (6,233)     (3,370)

Income taxes                                                   (24)         --        (156)
                                                          --------    --------    --------

         Loss before minority interest                     (10,182)     (6,233)     (3,526)

Minority interest                                             (103)         52          38
                                                          --------    --------    --------

                           Net loss                       $(10,285)   $ (6,181)   $ (3,488)

                           Net loss per share                (0,23)      (0,14)      (0,19)

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                      Paid-in        Accumulated
                                      Capital          Deficit          Total
                                      -------        -----------      ---------

Balance as of December 31, 1995       $     1         $(13,939)       $(13,938)

Capital contributed on:
   August 30, 1996                     17,533         $                 17,533

Dissolution of capital                 (1,220)           1,220              --
                                      -------         --------        --------

Balance as of December 31, 1996       $16,314         $(12,719)       $  3,595

Capital contributed on:
   December 2, 1997                    27,899                           27,899

Net loss for the year                                   (6,181)         (6,181)
                                      -------         --------        --------

Balance as of December 31, 1997       $44,213         $(18,900)       $ 25,313

Net loss for the year                                  (10,285)        (10,285)
                                      -------         --------        --------

Balance as of December 31, 1998       $44,213         $(29,185)       $ 15,028
                                      =======         ========        ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                              Year Ended December 31,
                                                          --------------------------------
                                                            1998        1997        1996
                                                          --------    --------    --------
Cash flows from operating activities:
   Net loss                                               $(10,285)   $ (6,181)   $ (3,488)
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation                                            6,021       3,455       1,553
     Amortization                                              865         917         837
     Provision for doubtful accounts                           202       1,101         386
     Provision for claims                                      (72)        323          --
     Minority interest                                         103         (52)        (38)
Changes in operating assets and liabilities
   Accounts receivable                                       1,411      (2,939)     (1,296)
   Prepaid and other assets                                    237         334        (502)
   Other accounts receivable                                   (60)        673        (891)
   Accrued interest                                          5,095       3,816       1,497
   Inventories                                               7,326      (7,482)     (3,927)
   Other assets                                               (108)       (284)        (30)
   Film suppliers and others suppliers                      (3,483)      3,207       2,665
   Taxes payable other than income taxes                       448         579         293
   Accrued payroll and related liabilities                     (44)         76          (4)
   Advances received from subscribers                          115      (1,026)        796
   Other accounts payable                                     (944)       (580)        838
                                                          --------    --------    --------
         Net cash used in operating activities               6,827      (4,063)     (1,311)
                                                          --------    --------    --------

Cash flows used in investing activities
   Purchases of property, plant and equipment               (9,725)    (20,491)    (17,624)
   Acquisition of businesses, net of cash acquired                          --     (11,273)
                                                          --------    --------    --------
         Net cash used in investing activities              (9,725)    (20,491)    (28,897)
                                                          --------    --------    --------

Cash flows from financing activities
   Bank Loans                                                2,897       4,359          --
   Capital contributions                                        --      27,899      17,533
   Repayments of loans from shareholders                        --          --        (162)
   Loans from related companies                              9,353       6,302       8,672
   Advances from shareholders                                   --     (12,781)     12,781
   Repayments of loans from related companies               (8,064)     (1,438)     (9,315)
   Repayments of loans from banks                           (1,464)         --          --
   Minority interest                                            --          --       1,348
                                                          --------    --------    --------

         Net cash provided by financing activities           2,722      24,341      30,857
                                                          --------    --------    --------

Net (decrease) increase in cash and cash equivalents          (176)       (213)        649
Cash and cash equivalents at beginning of the period           481         694          45
                                                          --------    --------    --------

         Cash and cash equivalents at end of the period   $    305    $    481    $    694
                                                          ========    ========    ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

for the years ended
December 31, 1998, 1997 and 1996
(in thousands of U.S. dollars)

                                                             Year Ended December 31,
                                                          ------------------------------
                                                            1998       1997       1996
                                                          --------   --------   --------
Supplemental cash disclosure
   Cash paid for interest                                 $    295   $     --   $     --
                                                          ========   ========   ========

Supplemental noncash financing activities
   Accrued interest on related company loans refinanced
      as principal balance                                $  4,764   $  3,816   $  1,497
                                                          ========   ========   ========

Details of acquisitions
   Fair value of assets acquired                                --         --     12,739
   Liabilities assumed                                          --         --     (1,385)
                                                          --------   --------   --------
   Cash paid                                                    --         --     11,354
   Less: cash acquired                                          --         --        (81)
                                                          --------   --------   --------

   Net cash paid for acquisitions                         $     --   $     --   $ 11,273
                                                          ========   ========   ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements

(in thousands of U.S. dollars)

1.    The Company and its principal operations

      The accompanying financial statements have been prepared to reflect the results of TVA Sul Parana S.A. and its subsidiary (the "Company").

      TVA Sul Parana S.A. is a holding company, the subsidiary of which render services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil. The Company's operations are substantially dependent on TVA Group regarding programming, marketing, financial and administrative systems.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the accompanying consolidated and combined financial statements are described below:

2.1.  Basis of presentation and consolidation

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

      b) Consolidated presentation as of and for the years ended December 31, 1998 and 1997

      TVA Sul Parana S.A. was incorporated on October 30, 1998 as a holding company for certain entities, which were under common control. Accordingly, the financial statements as of

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

2.2.  Basis of presentation and consolidation (Continued)

      and for the years ended December 31, 1998 and 1997 are prepared on a consolidated basis.

      The consolidated financial statements include the accounts of all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

2.3.  Accounting records

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

2.4.  Currency remeasurement

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as a substantial portion of the Company's operations are conducted in United States dollar. As such, the local accounts of the Company are translated into United States dollars as follows:

      o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.2087 to US$1 in effect on December 31, 1998, and R$1.1164 to US$1 in effect on December 31, 1997. Translation gains and losses are recognized in the income statement.

      o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

2.5.  Consolidated financial statements

      The Company's consolidated financial statements as of December 31,1998 and 1997 includes TVA Sul Parana S.A. as a parent company and its 60% ownership interest in CCS Camboriu Cable System de Telecomunicacoes Ltda.

2.6.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.7.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1998 and 1997 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

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

2.9.  Accounts receivable

      A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

2.10. Inventories

      Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

      Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.11. Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 8.

2.12. Recoverability of long-lived assets to be held and used in the business

      Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

2.13. Revenue recognition

      Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.14. Accounting for issuance of stock by subsidiaries

      Gains and losses arising from the issuance of previously unissued shares to unrelated parties by subsidiaries are recognized in income as nonoperating income to the extent that the net book value of the shares owned by the parent after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary.

2.15  Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

3.    Cash and cash equivalents

      As of December 31, 1998 and 1997, cash and cash equivalents were comprised of:

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------

      Cash on hand and in banks                        $    298   $    463
      Short-term investments                                  7         18
                                                       --------   --------

                                                       $    305   $    481
                                                       ========   ========

4.    Accounts receivable, net

      As of December 31, 1998 and 1997, accounts receivable were comprised of:

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------

      Subscriptions                                    $  1,915   $  2,671
      Installation fees                                     709      1,526
      Advertasing                                           233         71
      Provision for doubtful accounts                    (1,689)    (1,487)
                                                       --------   --------

                                                       $  1,168   $  2,781
                                                       ========   ========

5.    Inventories

      As of December 31, 1998 and 1997, inventories were comprised of:

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------

      Materials and suppliers                          $  4,111   $ 11,357
      Imports in transit                                     14         94
                                                       --------   --------

                                                       $  4,125   $ 11,451
                                                       ========   ========

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

6.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998:

                                                           December 31,
                                                         1998       1997
                                                       --------   --------

      TVA Sistema de Televisao S.A
          Loans payable                                      --      3,705
          Accounts payable                             $    586   $    753
          Accounts receivable                                12         21

      Tevecap S.A
          Accounts receivable                                --         --
          Loans payable                                $ 26,424   $ 16,334

                                                1998       1997       1996
                                            --------   --------   --------

      TVA Sistema de Televisao S.A
         Net interest expense               $    295   $    483   $  1,330

      Tevecap S.A
         Net interest expense               $  4,764   $  3,333   $    166

      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 3.85% to 4,45% per month as of December 1998 (3,85% to 4,45% per month as of December 1997). Such loans are renewable every year on December 31.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

7.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1998 and 1997 are as follows:

                                                           December 31,
                                                       -------------------
                                                         1998       1997
                                                       --------   --------

      Deferred tax assets
          Net operating loss carryforwards             $  7,743   $  6,552
          Deferred charges                                   --         71
          Provision for claims                              104        104
          Provision for obsolescence                        139        139
          Others                                            505        449
                                                       --------   --------

                 Total gross deferred tax asset           8,491      7,315
                                                       --------   --------

          Less valuation allowance                       (8,431)    (7,167)
                                                       --------   --------

      Net deferred tax asset                                 60        148

      Deferred tax liability
          Installation costs                                 60        148
                                                       --------   --------

                 Total gross deferred tax liability         (60)      (148)
                                                       --------   --------

      Net deferred tax asset                           $     --   $     --
                                                       ========   ========

      The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 1998, the Company and subsidiaries have unexpirable accumulated tax losses of $23,464.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

7.    Income taxes (Continued)

      The consolidated and combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                  Year Ended December 31,
                                                             ----------------------------------
                                                               1998         1997         1996
                                                             --------     --------     --------
      Loss before income taxes and minority interest         $ 10,158     $  6,233     $  3,370
      Statutory income tax rate                                 33.00%       33.00%       33.00%
                                                             --------     --------     --------

                                                                3,352        2,057        1,112

      (Decrease) Increase in the income tax rate                   --           --           76
      Deferred charges                                           (372)        (341)        (198)
      Losses of tax carryforward on incorporated companies     (1,273)          --           --
      Unallowable amortization                                     62          110          486
      Others                                                     (529)         269          317
                                                             --------     --------     --------

      Consolidated income tax benefit for the period            1,240        2,095        1,793
      Increase in valuation allowance                          (1,264)      (2,095)      (1,949)
                                                             --------     --------     --------

                                                             $    (24)    $     --     $   (156)
                                                             ========     ========     ========

      Income tax payable represents amounts owed by subsidiaries calculated on a unitary basis.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

8.    Property, plant and equipment, net

      As of December 31, 1998 and 1997, property, plant and equipment were comprised of:

                                        Annual
                                     Depreciation          December 31,
                                         Rate         ---------------------
                                           %            1998         1997
                                                      ---------    --------

      Machinery and equipment             10          $   4,089    $  2,858
      Converters                          10             11,919       9,393
      Leasehold improvements              25                138         106
      Furniture and fixtures              10                491         365
      Premises                            10                696         657
      Vehicles                            20                589         638
      Software                            20                227         197
      Tools                               10                 73          70
      Reception equipment                 20             15,278      13,246
      Cable plant                         10             10,501       5,943
      Building                             4              3,784       3,783
                                                      ---------    --------
                                                         47,785      37,256
      Telephone line use rights                             377         341
      Fixed assets in transit                             4,846       5,686
      Accumulated depreciation                         (11,393)      (5,372)
                                                      ---------    --------

                                                      $  41,615    $ 37,911
                                                      =========    ========

9.    Concessions, net

      As of December 31, 1998 and 1997, concessions were comprised of:

                                                              December 31,
                                                          ---------------------
                                                            1998         1997
                                                          --------     --------

      CCS - Camboriu Cable System Telecomunicacoes Ltda.  $    841     $    841
      TVA Sul Parana Ltda. (Stations in south of Brazil)     7,805        7,805
      Accumulated amortization                              (2,034)      (1,169)
                                                          --------     --------

                                                          $  6,612     $  7,477
                                                          ========     ========

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

10.   Loans

      As of December 31, 1998, loans were comprised of:

                                                  Short-term    Long-term
                                                  ----------    ----------

      Loans                                       $    5,791            --
                                                  ----------    ----------

                                                  $    2,719         1,640
                                                  ==========    ==========

      Loans as of December 31, 1998 represent the refinancing of certain suppliers' payables. They bear interest at rates varying from 8.26% to 9.29% per year.

11.   Loan guarantees

      In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

12.   Paid-in capital

      Paid-in capital as of December 31, 1998 and 1997 was comprised of:

                                        1998                      1997
                              ------------------------  ------------------------
                                  US$         Shares        US$         Shares
                              ------------------------  ------------------------

      Abril S.A               $     6,190    2,456,150  $     6,190    6,919,869
      TVA Distribuidora S.A        38,023   15,087,776       38,023   42,507,763
                              -----------  -----------  -----------  -----------

                              $    44,213   17,543,926  $    44,213   49,427,632
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

13.   Litigation contingencies

      Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company, which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

      In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

14.   Pension Plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $18 for the year ended December 31, 1998 ($2 in 1997).

15.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 1998, contributions made by the Company to the Health Care Plan and certain affiliates companies to Associacao Abril de Beneficios amounted to $212 ($115 for 1997).

16.   Supplementary information - valuation and qualifying accounts and reserves

                                                    Deferred
                                                    Taxation       Provision for       Provision
                                                    Valuation        Doubtful             for
                                                    Allowance        Accounts           Claims
                                                  -------------    -------------    ---------------
      Balance as of December 31, 1995             $       3,123    $          --    $            --
      Additions charged to expense                        1,949              386                 --
                                                  -------------    -------------    ---------------

      Balance as of December 31, 1996             $       5.072    $         386    $            --
      Additions charged to expense                        2,095            1,101                323
                                                  -------------    -------------    ---------------

      Balance as of December 31, 1997             $       7,167    $       1,487    $           323
      Additions charged to expense                        1,264              202                (72)
                                                  -------------    -------------    ---------------

      Balance as of December 31, 1998             $       8,431    $       1,689    $           251
                                                  =============    =============    ===============

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

17.   Working capital deficiency

      The Company's financial statements for the year ended December 31, 1998 were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $10,285 for the period ended December 31, 1998. In addition, as described in Note 1, the Company has significant dependency on TVA Group operations.

      The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

      In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. The management plans of TEVECAP are fully disclosed in its financial statements.

18.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31,1998 the Company has no operations with hedging activities.

      In March 1998, the AICPA issued Statement of position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires capitalization of certain direct costs and interest costs after preliminary development efforts have been made. SOP 98-1 is effective for fiscal year beginning after December 31, 1998. At this time, management is considering the impact of this pronouncement, but does not believe it will have a material effect on the Company's consolidated financial statements.

TVA SUL PARANA S.A.

AND SUBSIDIARY

Notes to Consolidated Financial Statements,  Continued

(in thousands of U.S. dollars)

19.   Subsequent events - Change in the Central Bank of Brazil's Exchange Policy

      In mid-January 1999, the Central Bank of Brazil changed its exchange policy and extinguished the so-called exchange band, through which it managed the margin of the fluctuation of the real in relation to the U.S. dollar, allowing the market to freely negotiate the exchange rate. The real devalued from R$1,208 per US$ on December 31, 1998 to R$ 1,9934 per US$ on March 5, 1999.

      A large portion of the Company's operating expenses, principally programming, is denominated in U.S. dollars. The Company is currently negotiating with its suppliers of programming. In addition, the Company has net U.S. dollar denominated liabilities of US$5,719 at December 31, 1998.

                              CCS - CAMBORIU SYSTEM
                             TELECOMUNICACOES LTDA.

                               REPORT ON FINANCIAL
                                   STATEMENTS

                        as of December 31, 1998 and 1997
                and for each of the two years in the period ended
              December 31, 1998 and the period from inception, May
                         30, 1996 to December 31, 1996

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents

                                                                            Page

Report of Independent Accountants                                          F-102

Balance Sheets as of December 31, 1998 and 1997                            F-103

Statements of Operations for each of the two years in the period ended December 31, 1998 and the period from inception, May 30,
     1996 to December 31, 1996                                             F-105

Statements of Changes in Shareholders' Equity for each of the two years in the period ended December 31, 1998 and the period from
     inception, May 30, 1996 to December 31, 1996.                         F-106

Statements of Cash Flows for each of the two years in the period ended December 31, 1998 and the period from inception, May 30,
     1996 to December 31, 1996                                             F-107

Notes to Financial Statements                                              F-108

                              ARTHUR ANDERSEN S/C

Report of Independent Accountants

To the Shareholders and Directors of
CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

We have audited the accompanying balance sheet of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998 and the period from inception, May 30, 1996 to December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 1998 and 1997, and the related statements of its operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998 and the period from inception, May 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and has negative net working capital that raise substantial doubt about its ability to continue as a going concern. Management's actions in regard to these matters are discussed in note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Arthur Andersen S/C

Sao Paulo, Brazil
March 5, 1999

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

Balance Sheets

as of December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                                 December 31,
                                                             -------------------
                                                              1998         1997
                                                             ------       ------
           ASSETS

Current assets
    Cash on hand and in banks                                $   59       $   57
    Accounts receivable, net                                    108          140
    Inventories                                                 129          366
    Recoverable Taxes                                            47           40
    Accounts receivable from related parties                     16            4
    Other accounts receivable                                    16            2
                                                             ------       ------

                Total current assets                            375          609
                                                             ------       ------

Property, plant and equipment, net                            4,550        4,681
                                                             ------       ------

                Total assets                                 $4,925       $5,290
                                                             ======       ======

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

Balance Sheets

as of December 31, 1998 and 1997
(in thousands of U.S. dollars)

                                                                 December 31,
                                                             ------------------
                                                               1998       1997
                                                             -------    -------
        LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Loans                                                    $    --    $   116
    Film Suppliers                                               109         --
    Others suppliers                                              77         47
    Taxes payable other than income taxes                         92         90
    Accrued payroll and related liabilities                       46         39
    Income taxes                                                  24         --
    Accounts payable to related companies                         42         91
    Others accounts payable                                       35         56
                                                             -------    -------

                Total current liabilities                        425        439
                                                             -------    -------

Long-term liabilities
    Loans from related companies                               1,099      1,701
    Provision from claims                                         --          4
                                                             -------    -------

                Total long-term liabilities                    1,099      1,705
                                                             -------    -------

Shareholders' equity
    Paid-in capital                                            4,012      4,012
    Accumulated deficit                                         (611)      (866)
                                                             -------    -------

                Total shareholders' equity                     3,401      3,146
                                                             -------    -------

                Total liabilities and shareholders' equity   $ 4,925    $ 5,290
                                                             =======    =======

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

Statements of Operations

for the years ended December 31, 1998 and 1997 and the period from inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                               Year ended December 31,
                                                         ---------------------------------
                                                           1998         1997         1996
                                                         -------      -------      -------
Gross revenues
    Monthly subscriptions                                $ 2,454      $ 2,522      $   943
    Installation                                              90          145           --
    Other                                                     51          106           30
    Taxes on revenue                                         (71)         (88)         (26)
                                                         -------      -------      -------

                Net revenue                                2,524        2,685          947
                                                         -------      -------      -------

Direct operating expenses
    Payroll and benefits                                     105          243          120
    Programming                                              740          920          286
    Other costs                                              178          459          215
                                                         -------      -------      -------

                                                           1,023        1,622          621
                                                         -------      -------      -------

Selling, general and administrative expenses
    Payroll and benefits                                     286          249          123
    Advertising and promotion                                  2           82           23
    Rent                                                      91           --            6
    Other administrative expenses                            394          268          111
                                                         -------      -------      -------

                                                             773          599          263
                                                         -------      -------      -------

Depreciation                                                 338          264           99
                                                         -------      -------      -------

                Operating income (loss)                      390          200          (36)
                                                         -------      -------      -------

Interest income                                               50           85           12
Interest expenses                                           (242)        (355)         (34)
Translation gain (loss)                                       23           10           (2)
Other nonoperating (expense) income, net                      58          (68)          --
                                                         -------      -------      -------

                Income (loss) before income taxes            279         (128)         (60)
                                                         -------      -------      -------

Income taxes                                                 (24)          --          (34)
                                                         -------      -------      -------

                Net income (Ioss)                        $   255      $  (128)     $   (94)
                                                         =======      =======      =======

                Net income (loss) per share                 0.05        (0.03)       (0.02)


Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

Statements of Changes in Shareholders' Equity

for the years ended December 31, 1998 and 1997 and the period from inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                             Paid-in    Accumulated
                                             Capital      Deficit        Total
                                             -------      -------       -------

Balance as of May 30, 1996                   $ 4,012      $  (644)      $ 3,368

Net loss for the period                           --          (94)          (94)
                                             -------      -------       -------

Balance as of December 31, 1996                4,012         (738)        3,274
                                             -------      -------       -------

Net loss for the period                           --         (128)         (128)
                                             -------      -------       -------

Balance as of December 31, 1997                4,012         (866)        3,146
                                             -------      -------       -------

Net income for the period                         --          255           255
                                             -------      -------       -------

Balance as of December 31, 1998              $ 4,012      $  (611)      $ 3,401
                                             =======      =======       =======

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

Statements of Cash Flows

for the years ended December 31, 1998 and 1997 and the period from inception, May 30, 1996 to December 31, 1996
(in thousands of U.S. dollars)

                                                                                                  Year Ended December 31,
                                                                                        -------------------------------------------
                                                                                          1998              1997              1996
                                                                                        -------           -------           -------
Cash flows from operating activities:
    Net income (loss)                                                                   $   255           $  (128)          $   (94)
    Adjustments to reconcile net loss to net cash
        Provided by operating activities:
        Depreciation                                                                        338               264                99
        Provision for doubtful accounts                                                    (278)              342                --
        Provision for claims                                                                 (4)                4                --
        Accounts receivable                                                                 310              (479)               (3)
        Other accounts receivable  including  recoverable taxes
                and accounts receivable from related parties                                (33)                8               (49)
        Inventories                                                                         237               541              (907)
        Suppliers                                                                           139              (373)              388
        Taxes payable other  than income taxes                                                2                56                11
        Income Taxes                                                                         24                --                --
        Accrued payroll and related liabilities                                               7                28               (12)
        Other accounts payable                                                              (70)               85                --
                                                                                        -------           -------           -------

                Net cash provided by operating activities                                   927               348              (567)
                                                                                        -------           -------           -------

Cash flows from investing activities:
    Purchase of fixed assets                                                               (207)           (1,488)              (53)
                                                                                        -------           -------           -------

                Net cash used in investing activities                                      (207)           (1,488)              (53)
                                                                                        -------           -------           -------

Cash flows from financing activities:
    Loans from banks                                                                       (116)              116                --
     Loans from related companies                                                          (602)              995               706
                                                                                        -------           -------           -------

                Net cash provided by financing activities                                  (718)            1,111               706
                                                                                        -------           -------           -------

Net increase (decrease) in cash and cash equivalents                                          2               (29)               86
Cash and cash equivalents at beginning of the period                                         57                86                --
                                                                                        -------           -------           -------

                Cash on hand and in banks at end of the period                          $    59           $    57           $    86
                                                                                        =======           =======           =======

Suplemental cash disclosure:
       Cash paid for interest                                                                --                --                --
                                                                                        =======           =======           =======

Suplemental non-cash financing activities:
       Accrued interest on related company loans refinanced
             As principal                                                                    --                --                --
                                                                                        =======           =======           =======

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.    The Company and its principal operations

      CCS - Camboriu renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriu. The Company's operations are substantially dependent on TVA Group regarding programming, marketing, financial and administrative systems.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the financial statements are described below:

2.1.  Basis of presentation

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

2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.3.  Currency remeasurement

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as a substantial portion of the Company's operations are conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

      o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.2087 to US$1 in effect on December 31, 1998, and R$1.1164 to US$1 in effect on December 31, 1997. Translation gains and losses are recognized in the income statement.

      o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1998 and 1997 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.5.  Financial instruments (Continued)

      o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.6.  Accounts receivable

      A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.7.  Inventories

      Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

      Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8.  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 6.

2.9.  Recoverability of long-lived assets to be held and used in the business

      Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.

      Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.10. Revenue recognition

      Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

3.    Accounts receivable, net

      As of December 31, 1998 and 1997, accounts receivable were comprised of:

                                                          December 31,
                                                      -------------------
                                                       1998          1997
                                                      -----         -----

      Subscriptions                                   $ 116         $ 474
      Installation fees                                  23             8
      Advertising                                        33            --
      Provision for doubtful accounts                   (64)         (342)
                                                      -----         -----

                                                      $ 108         $ 140
                                                      =====         =====

4.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 1998 and 1997:

                                                          December 31,
                                                      --------------------
                                                       1998          1997
                                                      ------        ------

      TVA Sistema de Televisao S.A
          Accounts payable                            $             $   56
          Accounts receivable                             12

      TVA Sul Parana Ltda
          Accounts payable                            $   42        $   35
          Accounts receivable                              4             4
          Loans payable                                1,099         1,701

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

5.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1998 and 1997 are as follows:

                                                           December 31,
                                                         ----------------
                                                          1998       1997
                                                         -----      -----

      Deferred tax assets:
          Net operating loss carryforwards               $  92      $ 150
          Others                                           (37)        60
                                                         -----      -----

                Total gross deferred tax asset              55        210
                                                         -----      -----

      Less valuation allowance                             (55)      (210)
                                                         -----      -----

      Net deferred tax asset                                --         --
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

      The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                        Year Ended December 31,
                                                                   -------------------------------
                                                                     1998        1997        1996
                                                                   -------     -------     -------
      Income (loss) before income taxes and minority interest      $   279     $  (128)    $   (60)
      Statutory income tax rate                                      33.00%      33.00%      33.00%
                                                                   -------     -------     -------
                                                                        92         (42)        (20)
      Deferred charges                                                  11          15          --
      Others                                                            76          26          54
                                                                   -------     -------     -------

      Consolidated income tax provision (benefit) for the period       179          (1)         34
      Increase (decrease) in valuation allowance                      (155)          1          --
                                                                   -------     -------     -------

                                                                   $    24     $    --     $    34
                                                                   =======     =======     =======

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

6.    Property, plant and equipment, net

      As of December 31, 1998 and 1997, property, plant and equipment were comprised of:

                                      Annual
                                   Depreciation       December 31,
                                       Rate      --------------------
                                         %         1998         1997
                                                 -------      -------
      Machinery and equipment           10       $   294      $   248
      Building                          25         3,447        3,447
      Furniture and fixtures            10            83           79
      Vehicles                          20            15           15
      Software                          20             8            8
      Tools                             10             2            2
      Reception equipment               20           443          278
      Cable plant                       10           937          936
                                                 -------      -------
                                                   5,229        5,013
      Telephone line use rights                        4            4
      Accumulated depreciation                      (689)        (351)
      Fixed assets in transit                          6           15
                                                 -------      -------

                                                 $ 4,550      $ 4,681
                                                 =======      =======

7.    Paid-in capital

      Paid-in capital as of December 31, 1998 and 1997 was comprised of:

                                                1998                         1997
                                     -------------------------     -------------------------
                                         US$          Shares           US$          Shares
                                     ----------     ----------     ----------     ----------
      Construtora ENE ESSE Ltda      $    1,605      1,940,000     $    1,605      1,940,000
      TVA Sul Participacoes S.A              --             --          2,407      2,910,000
      TVA Sul Parana S.A                  2,407      2,910,000             --             --
                                     ----------     ----------     ----------     ----------

                                     $    4,012      4,850,000     $    4,012      4,850,000
                                     ==========     ==========     ==========     ==========

     Paid-in capital represents registered common shares without par value.

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

8.    Loan guarantees

      In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

9.    Litigation contingencies

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

10.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 1998, contributions made by the Company to the Health Care Plan amounted to $21 ($18 in 1997).

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

11.   Supplementary information - valuation and qualifying accounts and reserves

                                         Deferred      Provision
                                         Taxation         for        Provision
                                         Valuation     Doubtful         For
                                         Allowance     Accounts       Claims
                                        ----------    ----------    ----------
      Balance as of May 30, 1996        $       --    $       --    $       --
      Additions charged to expense             209
                                        ----------    ----------    ----------
      Balance as of December 31, 1996   $      209    $       --    $       --
      Additions charged to expense               1           342             4
                                        ----------    ----------    ----------
      Balance as of December 31, 1997   $      210    $      342    $        4
      Reduction                               (155)         (278)           (4)
                                        ----------    ----------    ----------
      Balance as of December 31, 1998   $       55    $       64    $       --
                                        ==========    ==========    ==========

12.   Working capital deficiency

      The Company's financial statements for the year ended December 31, 1998 were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has negative working capital as of December 31, 1998. In addition as described in Note 1, the Company has significant dependency on TVA Group operations.

      The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

      In the event that these steps prove to be inadequate to maintain the Company's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis. The management plans of TEVECAP are fully disclosed in its financial statements.

Continued

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements, Concluded

(in thousands of U.S. dollars)

13.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31,1998 the Company has no operations with hedging activities.

      In March 1998, the AICPA issued Statement of position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires capitalization of certain direct costs and interest costs after preliminary development efforts have been made. SOP 98-1 is effective for fiscal year beginning after December 15, 1998. At this time, management is considering the impact of this pronouncement, but does not believe it will have a material effect on the Company's consolidated financial statements.

14.   Subsequent events

      In mid-January 1999, the Central Bank of Brazil changed its exchange policy and extinguished the so-called exchange band, through which it managed the margin of the fluctuation of the real in relation to the U.S. dollar, allowing the market to freely negotiate the exchange rate. The real devalued from R$1,208 per US$ on December 31, 1998 to R$ 1,9934 per US$ on March 5, 1999.

      A large portion of the Company's operating expenses, principally programming, is denominated in U.S. dollars. The Company is currently negotiating with its suppliers of programming.

Concluded