Form 20-F
period 2000-12-31
TEVECAP S A; TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA DISTRIBUIDORA SA; TVA PROGRAMADORA LTDA; TVAPAR SA
filed 2001-06-01
CIK 1034029, 1034031, 1034032, 1034035, 1034036, 1034038, 1061171, 1061172, 1086634

As Filed with the Securities and Exchange Commission on June 1, 2001.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    Form 20-F
                             ----------------------

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             For the transition period from __________ to __________
                     Commission file number _______________

                             ----------------------

                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

               TEVECAP INC.                                  THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's name into English)      (Jurisdiction of incorporation or organization)

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                          (Telephone: 55-11-3046-8537)
          (Address and telephone number of principal executive offices)

                             ======================

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

     12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Distribuidora S.A., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

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

                                 YES [X]  NO [_]

     Indicate by check mark which financial statements item the registrant has elected to follow:

                           ITEM 17 [ ]     ITEM 18 [X]

================================================================================

                                TABLE OF CONTENTS


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................1

ITEM 3. KEY INFORMATION........................................................1

ITEM 4. INFORMATION ON THE COMPANY............................................11

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................27

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................37

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................42

ITEM 8. FINANCIAL INFORMATION.................................................45

ITEM 9. THE OFFER AND LISTING.................................................45

ITEM 10. ADDITIONAL INFORMATION...............................................46

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........53

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES.................54

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................54

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................54

ITEM 15. [RESERVED]...........................................................54

ITEM 16. [RESERVED]...........................................................54

ITEM 17. FINANCIAL STATEMENTS.................................................54

ITEM 18. FINANCIAL STATEMENTS.................................................54

ITEM 19. EXHIBITS.............................................................54

INDEX TO THE FINANCIAL STATEMENTS.............................................55

GLOSSARY ....................................................................A-1

Presentation of Certain Information

     This Annual Report on Form 20-F for the year ended December 31, 2000 is referred to herein as the "Annual Report."

     Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated financial statements of Tevecap and its subsidiaries (the "Tevecap Financial Statements" and, together with the financial statements of TVA Sistema de Televisao S.A., CCS Camboriu Cable System de Telecomunicacoes Ltda. and TVA Sul Parana Ltda. included in Item 19 of this Annual Report, the "Financial Statements"). Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2000 of R$1.9554 = U.S.$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

     Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. All references in this Annual Report to (i) "U.S. Dollars," "dollars," "$" or "U.S.$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais.

     Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1996 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1996 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 2000. Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy. The term DIRECTV(R) ("DIRECTV") is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

     The selected financial data as of December 31, 2000, 1999 and 1998 and for each of the three years in the period ended December 31, 2000 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report.

     In July 1999 the Company consummated the sale of the DBS Systems and certain assets related thereto. These operations have been classified as "Discontinued Operations" as of and for the periods discussed herein. See
Item 4, "Information on the Company--History and Development of the Company."

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

                        SELECTED FINANCIAL AND OTHER DATA

                                                                                   Year Ended December 31,
                                                                2000          1999            1998           1997           1996
                                                            -----------    -----------    -----------    -----------    -----------
                                                                     (Dollars in Thousands, Except Selected Operating Data)
Statements of Operating Data:
Gross revenues
     Monthly subscriptions                                      $97,134        $94,055       $136,278       $142,700       $107,692
     Installation                                                   968          1,900          2,886         12,941         22,281
     Indirect programming (a)                                     3,164          3,722         19,580         22,810         11,377
     Additional services and others (b)                          22,796         16,521         18,437         18,596         15,527
     Taxes on revenue (c)                                       (13,462)       (12,782)       (12,533)       (13,315)       (10,557)
                                                            -----------    -----------    -----------    -----------    -----------
Total net revenue                                               110,600        103,416        164,648        183,732        146,320
                                                            -----------    -----------    -----------    -----------    -----------
     Direct operating expenses (d)                               57,584         45,638         93,356        103,216         93,846
     Selling, general and administrative expenses                33,998         25,590         56,517         64,844         62,468
     Depreciation and amortization                               43,290         56,879         48,107         35,461         24,350
     Provision for equipment and inventory obsolescence            (365)           605          1,940          3,944          3,621
                                                            -----------    -----------    -----------    -----------    -----------
Total operating expenses                                        134,507        128,712        199,920        207,465        184,285
                                                            -----------    -----------    -----------    -----------    -----------
Operating loss from continuing operations                       (23,907)       (25,296)       (35,272)       (23,733)       (37,965)
Nonoperating income (expenses)
     Interest expense                                           (45,069)       (22,254)       (51,665)       (44,541)       (16,287)
     Equity in (losses) income of affiliates (e)                 (2,004)        (5,238)       (12,139)        (6,851)        (8,532)
     Other nonoperating (expenses) income, net (f)               40,642         68,913          3,806         15,146          5,891
     Income tax expense                                          (2,517)          (106)           (24)             0           (156)
     Income (loss) from discontinued operations                      --             --        (52,773)       (21,438)         9,157
     Extraordinary item - gain on debt repurchase                    --         53,857             --             --             --
                                                            -----------    -----------    -----------    -----------    -----------
Net income (loss)                                               (32,855)        69,876       (148,067)       (81,417)       (47,892)
                                                            ===========    ===========    ===========    ===========    ===========
     Net income (loss) per share for continuing
            operations before extraordinary item                  (0.15)          0.07          (0.42)         (0.30)         (0.24)
     Net loss per share for discontinued operations                  --             --          (0.23)         (0.11)            --
     Net income per share for extraordinary item                     --           0.24             --             --             --
     Net income (loss) per share                                  (0.15)          0.31          (0.65)         (0.41)         (0.24)
     Weighted average shares outstanding                    226,338,285    226,338,285    223,338,285    196,712,865    196,712,865

                                                                                     Year Ended December 31,
                                                                 2000           1999           1998           1997           1996
                                                               --------       --------       --------       --------       --------
                                                                      (Dollars in Thousands, Except Selected Operating Data)
Other data:
EBITDA-Continuing operations (g)                                 19,018         32,188         14,775         15,672         (9,994)
EBITDA-Discontinued operations (g)                                   --             --         16,968         19,458         14,333
                                                               --------       --------       --------       --------       --------
EBITDA (g)                                                       19,018         32,188         31,743         35,130          4,339
Purchase of fixed assets - Continuing operations                 26,716         25,927         81,392        118,909         87,867
Purchase of fixed assets - Discontinued operations                   --             --         61,967        128,958         37,645
                                                               --------       --------       --------       --------       --------
Purchase of fixed assets                                         26,716         25,927        143,359        247,867        125,612
Ratio of earnings to fixed charges(i)                                --             --             --             --             --
Cash Flow Data:
Net cash (used in) provided by operating activities (h)          (1,862)       (18,435)         2,675        (30,134)       (23,108)
Net cash used in investing activities                            16,284        149,826       (162,556)      (224,903)      (218,405)
Net cash (used in) provided by financing activities             (13,000)      (130,842)       160,289        151,287        322,051
Selected Operating Data:
Continuing operations
Number of Subscribers to Owned Systems (j)                      345,823        309,663        315,813        335,174        276,331
Average monthly revenue per Subscriber (k)                       $28.08         $30.37         $43.15         $42.57         $38.97
Discontinued operations
Number of Subscribers to Owned Systems (j)                           --             --        296,847        211,209         73,180
Average monthly revenue per Subscriber (k)                           --             --         $43.15         $37.18         $20.95


Balance Sheet Data (at period end):
Cash and cash equivalents                                         1,609          1,946          1,397            989        104,739
Property, plant and equipment                                   182,511        211,729        298,004        266,518        182,683
Total assets                                                    279,357        289,948        447,927        442,011        434,749
Loans from shareholders                                         141,122        137,168         88,740         54,321          4,360
Long-term liabilities                                           230,765        225,743        359,543        335,882        264,901
Equity (deficit) in discontinued operations                          --             --        (21,858)        13,904         17,313
Redeemable common shares                                        151,260        178,002        178,002        189,034        164,910
Total shareholders' deficit                                    (162,049)      (154,381)      (224,257)      (187,069)       (81,528)

Notes to Selected Financial and Other Data

(a) Represents revenues received by the Company for selling programming to the Independent Operators.

(b)  Includes Advertising and Other revenues.

(c) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 3.65% to 11.15%.

(d) Represents costs directly related to Monthly subscriptions, and a portion of installation, indirect programming and Additional services and others.

(e) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(f) Includes interest income, Translation gain or loss, Transaction, Other nonoperating (expenses) income, net, and Minority interest.

(g) EBITDA represents the sum of (i) net loss, plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income
     (loss) with the exception of amortized deferred sign-on and hook-up fee revenue, in each case determined in accordance with GAAP. The term "EBITDA-Discontinued operations" refers to the operations of Galaxy Brasil and TVA Banda C. The term "EBITDA- Continuing operations" refers to the Company's remaining operations subsequent to the disposition of Galaxy Brasil and TVA Banda C. See "Item 4--Information on the Company--History and Development of the Company."

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

(i) For the five years ended December 31, 2000, earnings were insufficient to cover fixed charges by $13,727, $42,833, $32,828, $38,269 and $50,366, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Represents the number of Owned Systems' subscribers as of the last day of each period.

(k) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.


Exchange Rates

     There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Senior Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

     Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After the implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

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

     On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank through its electronic systems. Such registration allows the remittance of funds abroad through the Commercial Market.

     The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                                                  Exchange Rates of reais per U.S. $1.00
                                                      ------------------------------------------------------------
                                                      Low             High             Average(1)       Period End
                                                      ----------      ----------       ----------       ----------
   Year Ended:

   December 31, 1996.............................     0.972500        1.039400         1.007992         1.039400
   December 31, 1997.............................     1.039500        1.116400         1.079058         1.116400
   December 31, 1998.............................     1.116500        1.208700         1.162110         1.208700
   December 31, 1999.............................     1.207800        2.164700         1.816200         1.789000
   December 31, 2000.............................     1.723400        1.984700         1.834800         1.955400

   Month Ended:

   December 31, 2000.............................     1.952400        1.979500         1.963300         1.955400
   January 31, 2001                                   1.935700        1.975300         1.954500         1.971100
   February 28, 2001                                  1.973900        2.045200         2.001900         2.045200
   March 31, 2001                                     2.020800        2.161600         2.089100         2.161600
   April 30, 2001                                     2.138400        2.301100         2.192500         2.184700
   May 31, 2001                                       2.213000        2.375000         2.298500         2.375000

----------
(1) Calculated as the average of the month-end exchange rates during the relevant period. Source: Central Bank of Brazil.

     For a description of certain applicable exchange controls, see Item 10, "Additional Information--Exchange Controls." See also Item 3 "Key
Information--Risk Factors--Factors Relating to Brazil--Payments of External Debt and Exchange Controls; Convertibility Risk."

B.   Capitalization and Indebtedness

     The following table sets forth, on a consolidated basis, the short term debt, long term debt, minority interest, shareholders' equity and total capitalization of the Company and its consolidated subsidiaries as of December 31, 2000.

                                                      As of
                                                December 31, 2000
                                                -----------------
                                              (thousands of dollars)
          Short term debt
            Financings(1)                           $  33,071
                                                    ---------
             Total short term debt                  $  33,071

          Long term debt
            Loans from shareholders                   141,122
            Financings(2)                              49,691
                                                    ---------
             Total long term debt                     190,813

          Minority interest                             2,041

             Stockholder's equity                    (162,049)
                                                    ---------

             Total capitalization                      63,876
                                                    =========

----------
(1) Short term financings consisted of $2,987 in unsecured financings and $30,184 in secured financings. Short term financings guaranteed by third parties amounted to $25,500.

(2) Long term financings consisted of $48,022 in unsecured financings and $1,669 in secured financings. Long term financings guaranteed by third parties amounted to $0.

C.   Reasons for the Offer and Use of Proceeds.

     Not applicable.

D.   Risk Factors

     Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

     Developmental Stage Company; Substantial Operating Losses

     Since its inception in 1989, the Company has been in a developmental or build-out stage and continues to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time.

     Management of the Company has undertaken efforts to generate the cash flow necessary to meet the Company's cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures. Although the Company has generated positive cash flow in recent years, Management cannot assure that the Company will achieve or sustain operating profitability in the near future. The failure of the Company to achieve and maintain operating profitability on a timely basis could impair its ability to make payments under the Senior Notes.

     Competitive Pay Television Industry

     The pay television industry in Brazil is, and is expected to continue to be, highly competitive. The Company competes with providers of pay television services utilizing Cable, MMDS and DBS technology delivery systems and any new delivery systems which may be introduced, as well as existing off-air broadcast television networks, movie theaters, video rental stores, internet service providers and other entertainment and leisure activities generally.

     The success of the Company's operating strategies is subject to factors that are beyond the control of the Company and difficult to predict due, in part, to the limited history of pay television services in Brazil. Consequently, the size of the Brazilian market for pay television, the rates of penetration of that market, the acceptance of pay television by subscribers and commercial advertisers, the sensitivity of potential subscribers to the price of installation and subscription fees and the extent and nature of the competitive environment in the Brazilian pay television industry are uncertain.

     Regulation

     Substantially all of the Company's business activities are regulated by the federal Agencia Nacional de Telecomunicacoes (Brazilian Telecommunications Agency, or "ANATEL"). Such regulation relates to, among other things, licensing, local access to Cable and MMDS systems, commercial advertising, and foreign investment in Cable and MMDS systems. Changes in the regulation of the Company's business activities, including decisions by regulators affecting the Company's operations (such as the granting or renewal of licenses or decisions as to the subscription rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company. ANATEL has the authority to grant Cable and MMDS licenses pursuant to public bidding processes. The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular.

     Additional Financing

     If the Company fails to meet its projected operating results or its capital needs exceed its projected requirements, the Company may require substantial investment on a continuing basis to finance its corresponding capital expenditures. The Company may also require substantial additional capital for any new pay television license acquisitions or investments or acquisitions of entities holding such licenses, or for any investments in or acquisitions of other existing pay television operations in order to further expand the Company's operations. The amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including subscriber growth and retention, programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company's future cash requirements will not increase as a result of unexpected developments in the Brazilian pay television industry. Failure to obtain any required additional financing to meet these requirements could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company.

     Currency Risk

     A significant portion of the debt obligations (including the Senior Notes) of the Company are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais. The Company also incurs a significant portion of its equipment costs, and most of its programming costs, in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company's ability to meet its obligations and fund its capital expenditures, and could adversely affect its results of operations. In addition, shifts in currency exchange rates may have a material adverse effect on the Company and may force the Company to seek additional capital, which may not be available to it. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it may not be possible for the Company to obtain hedging arrangements on commercially satisfactory terms. In order to reduce its exposure to exchange rate fluctuations, the Company has recently considered raising debt financing and purchasing equipment locally in Brazil. In addition, the Company is discussing possible hedging arrangements with certain of its programming providers.

     Changes in Technology

     The pay television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology. The Company is presently upgrading its Cable and MMDS systems and believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay television business. However, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies.

     Limited Assets of Tevecap and Dependence on Subsidiaries for Repayment of Indebtedness

     Tevecap's operations are conducted through, and substantially all of Tevecap's assets are owned by, Tevecap's direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior Notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise). In addition, the ability of Tevecap's subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject. In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, its net profits exceed accumulated losses. In addition, the property and assets of certain of Tevecap's subsidiaries have had, or in the future may have, liens placed upon them pursuant to existing and future financings.

Factors Relating to Brazil

     Risk of Significant Governmental Actions Affecting Brazilian Markets and Economy

     Over the past 15 years, the Brazilian Government has intervened on many occasions to change monetary, credit, tariff and other policies in order to influence the course of Brazil's economy. Examples of such interventions include:

     o    controlling wages and prices;

     o    freezing bank accounts;

     o    imposing capital controls; and

     o    inhibiting exports from Brazil.

     The Brazilian Government has in the recent past taken actions to slow or halt economic growth in order to control inflation and to reduce the budget deficits. It may take further similar actions in the future.

     On July 1, 1994 the Brazilian Government implemented an economic stabilization plan known as the Real Plan to reduce the size of Brazil's federal budget deficit, lower inflation and introduce a new, stable currency, the real. Through the Real Plan, the Government intended to reduce certain public expenditures, collect liabilities owed to the Government and increase tax revenues. Following implementation of the Real Plan, the rate of inflation in Brazil, as measured by the Indice Geral de Precos - Disponibilidade Interna (the general price index - internal availability or "IGP-DI") fell from 1,093.8% for 1994 to 1.71% for 1998. The IGP-DI increased to 19.98% in 1999 following the devaluation of the real in January 1999, and decreased to 9.81% in 2000. The Real Plan does not contain any wage or price controls. The Real Plan was adopted when President Fernando Henrique Cardoso was serving as Finance Minister. Since his election as the President, Mr. Cardoso's government has supported the Real Plan.

     In October 1998, President Cardoso was re-elected for an additional four year term, expiring in January 2003. Following re-election his government proposed a Fiscal Stability Program. The Program includes cuts in discretionary governmental spending, increases in government revenues and savings through social security reforms. Through this Program, the Government intends to stabilize the ratio of debt to gross domestic product ("GDP") and thus create a more favorable economic environment. Implementing certain measures under the Fiscal Stability Program has proved to be difficult due to the considerable legislative action required to do so. There can be no assurance that the Brazilian Government will be able to continue passing measures necessary to successfully implement the Real Plan.

     Foreign Exchange Risks

     The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected the Company's financial results and may continue to do so in the future.

      After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar, and concerns arose about the overvaluation of the real relative to the U.S. dollar. To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real. As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999, the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of 2.375 per U.S.$1.00 on May 31, 2001. On December 31, 2000, the rate was R$1.96 per U.S.$1.00. There can be no assurance that the real will maintain its current value. It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism. See Item 10, "Additional Information - Exchange Controls."

     Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect the Company. In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for the Company and can lead to government intervention, including recessionary government policies.

     Payments of External Debt and Exchange Controls; Convertibility Risk

     The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

     It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Senior Notes. Many factors beyond the control of the Company may affect the likelihood of the Government's imposition of such restrictions at any time. Among such factors are:

     o    the extent of Brazil's foreign currency reserves;

     o the availability of sufficient foreign exchange on the date a payment is due;

     o the size of Brazil's debt service burden relative to the economy as a whole;

     o    Brazil's policy towards the International Monetary Fund; and

     o    political constraints to which Brazil may be subject.

     The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. See Item 10, "Additional Information - Exchange Controls."

     Impact of Extreme Inflation

     Until mid-1994 Brazil experienced extremely high rates of inflation. The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     After the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, and decreased to 9.81% for 2000. It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate those experienced since the introduction of the Real Plan or whether any increase in inflation will have a material adverse effect on the results of operations and financial condition of the Company.

     Liquidity Risk

     A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the ongoing recession in Argentina. To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect the Company's financial condition or results of operations.

     IMF Financial Package

     As a result of economic uncertainty and significant outflows of capital in late 1998, the Brazilian Government concluded an agreement with the IMF in November 1998 on a U.S.$41.5 billion aid package. The first tranche of the package was disbursed in December 1998.

     The agreement reached between the IMF and the Government, contained in a Technical Memorandum of Understanding, sets out the guidelines and the targets (including fiscal, monetary and external borrowing limits) in respect of the Brazilian economy. The Memorandum of Understanding is subject to periodic review. In the event that the goals contained in the Memorandum of Understanding are not achieved, the IMF automatically suspends the next tranche due under the loan until a new set of guidelines has been agreed.

     As a result of continuing Brazilian economic uncertainty and the Government's decision to adopt a floating exchange rate regime in January 1999, the Government and the IMF negotiated a new set of guidelines prior to the release of the second tranche and formally reached an agreement in March 1999. The IMF reviewed and approved the Memorandum of Understanding for the first time on July 2, 1999. The guidelines of the Memorandum of Understanding were amended on December 2, 1999. Brazil has successfully completed the first series of reviews under the agreement. There is no assurance, however, that the Brazilian Government will be able to maintain this performance in the future. Failure to do so may lead to adverse effects on the Brazilian economy and on the Company's financial condition or results of operations.

     Electricity Rationing Program

     In May 2001, as a result of a shortfall of electricity generating and transmission capacity by Brazilian utilities, the Brazilian federal government announced an electricity rationing plan for the purpose of avoiding electricity outages throughout most of Brazil. The rationing plan imposes significant penalties on residences and companies that fail to reduce electricity consumption by at least 20% in relation to amounts consumed in the previous year. These penalties range from substantial increases in tariffs (up to 200 percent more per kilowatt hour) to the disruption of electricity service for a number of days. The rationing program is currently facing certain constitutional challenges in Brazilian federal courts. However, should the rationing plan be implemented, the Company is unable to predict what impact, if any, the program and the penalties imposed by it throughout the Company's licensed areas will have on the Company's results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     TVA is a major pay television operator in Brazil and one of the country's primary pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. With more than 346,000 direct subscribers, TVA offers pay television services utilizing cable and MMDS distribution technologies. Through owned and affiliated pay television operators, TVA programming reaches more than 533,000 pay television households. TVA is a majority-owned subsidiary of Abril S.A. ("Abril"). TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and Chase Manhattan International Finance Ltd. ("CMIF").

     TVA conducts its pay television operations through two owned operating systems: TVA Sistema de Televisao S.A. ("TVA Sistema") and TVA Sul Parana Ltda. ("TVA Sul") (together, the "Owned Systems"). Through the MMDS and Cable systems of the Owned Systems, TVA serves six cities with a combined population of approximately 34 million, including three of the seven largest cities in Brazil:
Sao Paulo (population of 10.4 million), Rio de Janeiro (population of 6.4 million) and Curitiba (population of 1.5 million). TVA also holds minority interests in each of Canbras TVA Cabo Ltda. and TV Cabo Santa Branca Comercio Ltda. (collectively, "Canbras TVA") and TV Filme, Inc. ("TV Filme" and, together with Canbras TVA, the "Operating Ventures"), which together provide pay television services to an additional 22 cities with a total population of 12.5 million.

     In addition, TVA provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas through TVA Sistema and Rede Ajato Ltda. ("Rede Ajato"), a wholly owned subsidiary. TVA Sistema's "Acesso" service offers high speed broadband internet access to pay television subscribers utilizing TVA's Cable and MMDS technologies. In addition, Rede Ajato's "Ajato" service, the first broadband high speed internet service provider created in Brazil, is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

     Until July 1999, TVA, through Galaxy Brasil Ltda. ("Galaxy Brasil"), was the exclusive provider in Brazil of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America, LLC ("GLA"), in which TVA held a 10% equity interest. The current owners of GLA are a unit of Hughes Electronics Corporation and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. TVA, through TVA Banda C Ltda. ("TVA Banda C"), also provided digital C-Band television service.

     In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA, to GLA and the members thereof (such sale, the "DBS Sale"). The net cash proceeds to TVA at the closing of the DBS Sale were approximately U.S.$177.6 million. The total consideration received by TVA was comprised of cash, a promissory note in the principal amount of U.S.$25.5 million, the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by TVA and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

      After the consummation of the DBS Sale, TVA significantly lowered its total indebtedness, which decreased from U.S.$392.1 million as of December 31, 1998 to U.S.$223.9 million as of December 31, 2000. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

     Since 1999 the Company has also concluded the sale of its interests in programming ventures in order to focus its activities primarily on the distribution of programming through Cable and MMDS systems. In November 1999, TVA concluded the sale of its 50% equity interest in ESPN Brasil, the provider of ESPN Brasil programming, to ESPN Brazil, Inc., which previously held the remaining 50% equity interest. ESPN Brazil, Inc. is indirectly held by ABC (80%) and Hearst (20%). In July 2000, TVA concluded the sale of its 24.0% equity interest in HBO Brasil Partners, the provider of HBO Brasil programming, to the remaining holders of HBO Brasil Partners. Finally, in November 2000, the Company concluded the sale of its Eurochannel operations to Multithematiques, a European programming operator. In consideration for the sale of these programming-related assets, the Company received net cash proceeds of approximately $29.5 million and approximately $25.4 million in promissory notes payable in installments. As of December 31, 2000, approximately $2.4 million was outstanding under these promissory notes.

     During the three years ended December 31, 2000, the Company incurred capital expenditures of approximately $134.0 million, primarily in connection with the purchase of reception equipment, converters for installation throughout its Cable and MMDS systems in Brazil, other equipment required to upgrade its Cable and MMDS networks and, most recently, the development of its internet operations. Management estimates that $45,114 and $79,595 of capital expenditures will be required in 2001 and 2002, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its internet operations.

     Tevecap S.A. was founded on June 28, 1991 as a corporation of unlimited duration under the laws of the Federative Republic of Brazil. Tevecap's registered office is located at Rua do Rocio, 313, Sao Paulo, 04552-904 SP, Brazil (telephone: +55-11-3046-8537).

B.   Business Overview

Business Strategy

     Management of the Company has determined that the concentration by the Company on its core Cable and MMDS businesses offers the Company the best opportunity to achieve long term profitability. In addition, the Company is taking advantage of technological developments to use its Cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services, and, through Ajato and Acesso, has already begun providing high-speed internet services through its Cable network in the Sao Paulo and Rio de Janeiro metropolitan areas. The Company also continues to explore the development of digital compression of MMDS signals.

     In addition, the Company seeks to increase its penetration in existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology and (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households. TVA's programming, unlike that of its primary competitors, is provided through encoded signals and addressable converters, thereby permitting the creation of a variety of programming packages. Tiered programming packages allow subscribers a greater number of choices in terms of pricing and types of programming. The Company expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn.

Programming Distribution and Markets

     The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 2000:

                                                                                                                      Pay Television
                                                                                                     Average Revenue   Programming
                                     Service Launch          TV          Class ABC                    per Month per      Channels
                                          Date            Homes(a)      TV Homes(a)     Subscribers     Subscriber       Offered
                                     -----------------------------------------------------------------------------------------------
Owned Systems:
MMDS
TVA Sistema
       Sao Paulo..............       September 1991       4,501,036      3,128,356         56,652         $25.47            27
       Rio de Janeiro.........         March 1992         2,829,744      1,470,121         99,912          25.69            28
TVA Sul
       Curitiba...............         March 1992           547,953        345,208         11,255          21.85            15
Cable(b)
TVA Sistema
       Sao Paulo..............        October 1994        2,823,337      2,017,078        135,168          27.34            56
TVA Sul
       Curitiba...............        January 1995          407,551        227,221         21,476          25.73            50
       Camboriu...............          June 1996            13,497          9,111          8,202          24.68            48
       Foz do Iguacu..........          June 1996            55,244         30,663          7,773          16.96            51
       Florianopolis..........       September 1996          81,047         55,750          5,385          25.02            50
Total MMDS and Cable
  Subscribers.................             --                    --             --        345,823                           --
Subscribers Awaiting
  Installation................             --                    --             --            648             --            --
Total
Subscribers-Owned
  Systems.....................             --                    --             --        346,471             --            --
                                                                                       ==========
Households Receiving
  TVA Programming
Owned Systems.................             --                    --             --        346,471             --            --
                                                                                       ----------
Operating Ventures:
MMDS
TV Filme, Inc.
       Brasilia...............          July 1993           447,465        286,987         40,870          31.99
       Goiania................        December 1994         272,255        147,786         10,372          25.02
       Belem..................        December 1994         261,246        130,243         16,719          34.67
       Campina Grande.........         August 1999           85,748         24,342          5,389          16.03
Cable
Canbras TVA
       Ten cities(c)..........         April 1996           767,054        527,254        113,601          23.71
                                                                                       ----------
Total-Operating                            --                    --             --        186,951             --            --
                                                                                       ==========

Total.........................             --                    --             --        533,422             --            --
                                                                                       ==========

----------
(a)  This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 751,318, 196,223, 18,055, 19,900 and 29,822 Homes Passed, respectively, as of December 31, 2000.

(c) The ten cities served by Canbras TVA are Santo Andre, Sao Bernardo, Mogi das Cruzes, Santa Branca, Sao Vicente, Praia Grande, Santos, Cubatao, Guaruja and Bertioga.

Brazilian Pay Television Market

     Brazil is the largest television and video market in Latin America with an estimated 39 million TV Homes which, as of December 31, 2000, watched on average approximately 2.5 hours of television per day. Approximately 5.3 million television sets and 1.2 million VCR units were sold in Brazil during 2000. The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in Sao Paulo. As of December 31, 2000, there were an estimated 3.5 million pay television subscribers, representing approximately 9.0% of Brazilian TV Homes. By comparison, as of December 31, 1999, 49% of TV Homes in Argentina, 11% of TV Homes in Mexico and 77% of TV Homes in the United States of America subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide Ku-Band transmission system.

Distribution Operating Systems

     TVA and the Operating Ventures distribute programming through Cable and MMDS distribution technologies. The availability of these two distribution technologies enables TVA to exploit the income and population characteristics, topography and competitive dynamics of each of its markets.

     MMDS

     TVA operates Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of TVA's MMDS systems use addressable converters, which permit TVA to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. However, tall buildings and other tall structures may block reception of an MMDS signal. MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

     TVA owns four MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 18.3 million. TVA serves 167,819 MMDS subscribers in these three cities. TVA's MMDS systems offer between 13 and 28 channels of programming. TVA also holds interests in other MMDS licenses through TV Filme, an Operating Venture which operates MMDS systems in Brasilia, Goiania, Belem and Campina Grande and which had 73,350 MMDS subscribers as of December 31, 2000. TV Filme also has licenses to operate in eight other cities, including Belo Horizonte and Vitoria.

     In 2000 ANATEL authorized TVA to utilize, under TVA's MMDS licenses, the frequencies corresponding to the return channels of its MMDS systems. TVA will use these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

     Cable

     TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities in southern Brazil (Camboriu, Foz do Iguacu and Florianopolis). Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of TVA's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity. TVA's systems in Curitiba, Camboriu and Foz do Iguacu are being upgraded to 750 MHz bandwidth capacity. TVA's system in Florianopolis is being constructed to 550 MHz bandwidth capacity. This technology enables TVA to provide interactive services, including internet service and, in the future, telecommunications. TVA recently launched its Ajato high-speed internet service through its Cable system to subscribers in Sao Paulo. In addition, TVA's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

     TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 12.7 million and 178,004 subscribers. As of December 31, 2000, TVA had deployed approximately 5,183 kilometers of its Cable network, including 1,103 kilometers of fiber optic cable, consisting of a 986 kilometer fiber optic loop in Sao Paulo and a 117 kilometer fiber optic network serving Curitiba, Camboriu, and Foz do Iguacu. TVA is also upgrading or constructing the Cable systems in Curitiba, Camboriu, Foz do Iguacu and Florianopolis. As a result of this build-out, as of December 31, 2000, TVA Cable systems passed 751,318 homes in Sao Paulo, 196,223 homes in Curitiba and a total of 1,015,318 homes throughout all of TVA's Cable systems. As of December 31, 2000, Canbras TVA, an Operating Venture 36% owned by TVA, had an existing Cable network of 1,881 kilometers, with 434,946 Homes Passed and 113,601 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area with a combined population of over 2.9 million. TVA and Canbras TVA currently offer between 50 and 57 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 77 analog channels using up to 550 MHz and 110 analog channels using up to 750 MHz. During the twelve months ended December 31, 2000, TVA and Canbras TVA averaged approximately 2,480 and 1,974 net new Cable subscribers per month, respectively.

     Internet

     TVA, through TVA Sistema and Rede Ajato, provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas. TVA Sistema's "Acesso" service offers high speed broadband Internet access to pay television subscribers utilizing TVA's Cable network. TVA expects that, upon obtaining certain regulatory approvals, it will also be able to provide Acesso's services through TVA's MMDS network, thereby creating an expanded service area in the Sao Paulo and Rio de Janeiro metropolitan areas.

     TVA's "Ajato" service, provided through Rede Ajato, was the first broadband high speed Internet service provider created in Brazil. Ajato is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

     As a result of certain regulatory requirements, TVA has entered into agreements with other major Internet access providers (including Virtua, a Globo affiliate, and Speedy, a Telefonica affiliate) and Internet service providers (including Globo.com, a Globo affiliate, and Terra, a Telefonica affiliate) pursuant to which Ajato's services are offered through these access providers and the services of these service providers are offered through Acesso.

     As of December 31, 2000, Ajato and Acesso had 7,563 and 5,348 subscribers (including backlog), respectively. Acesso subscribers currently pay a monthly subscription fee of R$25 for one-way high speed access and R$49 for two-way high speed access. Ajato subscribers currently pay a monthly subscription fee of R$35 for unlimited internet service.

The Owned Systems

     TVA Sistema and TVA Sul operate TVA's MMDS and Cable businesses. TVA Sistema operates TVA's MMDS operations in Sao Paulo and Rio de Janeiro and Cable operations in Sao Paulo. TVA Sistema also operates the business of Acesso, TVA's Internet access provider. TVA Sul operates TVA's MMDS operations in Curitiba and Cable operations in Curitiba, Camboriu, Foz do Iguacu and Florianopolis.

     TVA holds a 98% equity interest in TVA Sistema, and Robert Civita, a Brazilian national and the beneficial owner of 99.99% of the equity interest of Abril, holds the remaining 2% equity interest. TVA holds an 86% equity interest in TVA Sul, and Abril holds the remaining 14%. TVA Sul, in turn, holds a 60% equity interest in CCS-Camboriu Cable System Telecomunicacoes Ltda. ("CCS Camboriu"), the operating company for TVA Sul's services in Camboriu, and an unaffiliated third party holds the remaining 40%.

The Operating Ventures

     The Operating Ventures operate Cable (Canbras TVA) and MMDS (TV Filme) systems. TVA holds a 36% equity interest (and 51% of the total voting capital) in each of the Canbras TVA companies (Canbras TVA Cabo Ltda. and Santa Branca Comercio Ltda.). Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") holds the remaining interests in Canbras TVA. Canbras-Par is an affiliate of Canbras Holdings Ltd. and Canbras Communications Corp., a publicly-traded Canadian company, which are affiliates of Bell Canada International, Inc., an affiliate of BCE Inc., Canada's largest telecommunications group. The Association Agreement, dated June 14, 1995, among TVA, TVA Sistema, the Canbras TVA companies, Canbras Communications Corp. and Canbras Participacoes Ltda. (the "Canbras Association Agreement") provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA has agreed to supply to Canbras TVA all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. TVA agreed to grant to Canbras-Par a "right of first refusal" to participate in Cable licenses that TVA may obtain, directly or indirectly, and Canbras-Par granted to TVA a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions have been negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

     Prior to July 2000, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of U.S.$10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these noteholders would receive (i) a U.S.$25 million cash payment, (ii) U.S.$35 million in new five-year 12% secured notes and (iii) 80% of the new common shares of the reorganized company. This agreement received court approval under Charter 11 of the U.S. bankruptcy code in April 2000 and was implemented in July 2000, following approval from ANATEL and the Central Bank of Brazil. Following implementation of the reorganization plan, TVA's equity interest in TV Filme was reduced to approximately 0.7%.

Programming

     TVA, through its MMDS and Cable systems, currently provides a programming package consisting of 15 to 56 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

     With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of HBO Brasil, HBO Brasil 2, Cinemax, Cinemax Prime, Disney Channel Brasil, E! Entertainment Television, Mundo, BandNews, Eurochannel, Film and Arts, Locomotion, NHK and ART. In addition, TVA has distribution rights to certain of Brazil's most important soccer championships, including the Sao Paulo and Rio de Janeiro State Championships.

     In addition, TVA has entered into a number of programming agreements with international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox Latin America, Fox Kids), Discovery Latin America (People & Arts, Discovery Brasil, Discovery Kids), Disney Channel and PSN.

     TVA currently offers subscribers the following channels, among others:

     Movies and Series

     HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil with a six hour time shift.

     AXN is a films and series channel with emphasis on action, adventure and extreme sports.

     Cinemax is a premium 24-hour movie channel with a film library complementary to that of HBO Brasil. Cinemax features a different variety of movie each day of the week.

     Cinemax Prime is a 24-hour movie channel offering classic movies, "making-of" features and other award-winning movies.

     Disney Channel offers family-oriented movies, locally-produced live shows, series, cartoons and specials in Portuguese.

     Eurochannel offers subscribers programs from major European programming distributors, such us Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel also offers news, series, mini-series, documentaries, music and variety shows.

     Film and Arts is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies.

     Fox presents movies, as well as programs from the 2,000 titles in the library of Twentieth Century Fox Television International ("Fox"). Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others. TVA also offers Fox Kids, a 24-hour channel featuring the best of Fox programming for children.

     Hallmark features mainly original TV movies.

     MGM Gold is a movie and series channel with selected productions from the Metro-Goldwin-Mayer studios.

     Sony Entertainment is primarily a situation comedy channel, produced by Sony Pictures Entertainment, Inc., exhibiting series such as Friends, Seinfeld, Mad About You and E.R.

     TNT is a movie channel that offers the Turner Network Television movie collection, including over 5,000 classic movie titles from Metro Goldwyn Mayer, Inc. pursuant to a non-exclusive agreement with Turner International, Inc. In addition, TNT airs children's programming, documentaries and sporting events. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

     Warner is a family entertainment channel, with new and classic cartoons, children's programs, situation comedies and movies.

     Sports

     ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

     ESPN International is the second sports channel offered by TVA. ESPN International offers a number of different sporting events, which include auto racing, National Football League games, professional tennis matches, Major League Baseball games, and National Basketball Association games.

     PSN is a 24-hour sports channel created especially for the Brazilian and Latin American markets. Approximately 60% of PSN's programming is dedicated to soccer events.

     News

     BandNews is the first Brazilian headline news program. Produced locally by TV Band, BandNews presents news 24 hours per day in 30 minute blocks, featuring the most recent events and relevant news in Brazil and abroad.

     CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

     CNN Espanol is the Spanish version of CNN International.

     Educational Programming

     Discovery Brasil is comprised of programming shown on the U.S. Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

     Mundo presents 24 hours per day of documentaries, biographies and great moments in sports, music and history, including selected programming from the History Channel.

     People and Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

     Music and Entertainment

     E! Entertainment Television presents 24 hours per day of reports regarding movies, television, fashion and the arts.

     MTV Brasil is a 24-hour channel produced by MTV Brasil Ltda., a joint venture company owned by Abril and an indirect subsidiary of Viacom International (Netherlands B.V.). MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

     MC Country Music is a 24-hour channel with the best of pop and country music programming, including videoclips, shows and interviews with famous American country artists. MC Country Music programming contains a special block featuring Brazilian artists.

     Children's Programming

     Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

     Discovery Kids is a 24-hour channel featuring the best of Discovery programming for children.

     Fox Kids is a 24-hour channel featuring the best of Fox programming for children.

     Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds and South Park.

     Nickelodeon is a 24-hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

     Ethnic Programming

     ART features programming directed at Brazil's Arab community, including news, sports, films entertainment programs and other programs from Lebanese television.

     Deutsche Welle features programming in German, English and Spanish for the German community in Brazil.

     NHK offers programming in Japanese for Brazil's Japanese community.

     RAI offers programming in Italian for Brazil's Italian community.

     RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

Operations

     Marketing. TVA periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

     Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Once a new subscriber has requested service, the time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable. TVA provides installation service to subscribers, either with its own personnel or through local subcontractors. In approximately 80% of all cases, TVA installs its service and begins transmitting programming on the same day in which subscription orders are received.

     Programming Facilities. Programming equipment is used to prepare the programming material for transmission via TVA's MMDS and Cable systems. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

     Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction. To enable its employees to provide service more quickly, TVA is working to centralize its subscriber service operations.

     Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers have the option to select the day on which payment for that month's service is due, out of ten possible dates each month, and pay their bills through payment at a bank, deduction from checking account or with a credit card.

Competition

     General

     TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. TVA expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a very limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. TVA and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations.

     MMDS and Cable Service

     TVA competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors in Cable service are operations owned or controlled by Globo Cabo S.A. ("Globo Cabo") and Net Sul Comunicacoes S.A. ("Net Sul"). On September 4, 1998, the shareholders of Multicanal Participacoes ("Multicanal") approved a transaction with its controlling shareholder, Globo Cabo Holding ("GC Holding"), pursuant to which the cable television and MMDS operations of GC Holding's wholly-owned subsidiary, Globo Cabo Participacoes ("GC Par"), were merged with and into Multicanal in a share-for-share exchange. Concurrently, the merged company was renamed Globo Cabo S.A. At the time of the merger, GC Par controlled three cable television systems and one MMDS operation: Net Sao Paulo, Net Rio, Net Brasilia, and Net Recife, respectively. Additionally, GC Par held an unconsolidated 50% stake in Unicabo, which provides cable television services to six medium-sized cities in the interior of the state of Sao Paulo. At the time of the merger, Multicanal provided cable television services in eleven cities, including Sao Paulo, Belo Horizonte, Goiania, Anapolis, Campo Grande and several cities in the interior of the state of Sao Paulo. Net Sul operates Cable services in 25 cities in southern Brazil and provides MMDS service in Porto Alegre and Curitiba.

     Globo Comunicacoes e Participacoes Ltda. ("Globo Par") and TV Globo, the owners of Brazil's most popular off-air channels (together, "Globo"), control, or have significant interests, in Globo Cabo and Net Sul. On June 20, 2000, Globo Cabo and Net Sul announced an agreement to merge in a share-for-share exchange, subject to ANATEL's approval. In addition, in September 2000, Globo Cabo purchased a majority equity interest in RBS, its local cable operator in southern Brazil, and incorporated RBS's operations into those of Net Sul.

     The systems controlled by Globo Cabo and Net Sul offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable services. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

     DBS Service

     TVA also competes with providers of Ku-Band service in Brazil, principally Net Sat Servicos Ltda. ("Net Sat") and DIRECTV. Globo Par has a controlling interest in Net Sat, whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited. Net Sat currently offers 110 audio and video channels of programming (including pay-per-view channels), while DIRECTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels. In addition, Tectelcom-Tecnica em Telecomunicacoes launched its Ku-Band service with 91 audio and video channels in the second quarter of 1998.

     Off-Air Broadcast Television

     Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs. Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and Gazeta/CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

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

     Generally, only legal entities that are headquartered in Brazil and that have 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

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

     Cable Related Service Regulation

     General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television and cellular telephony. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8,
Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

     High-Speed Cable Data Services. Law 8977 and Decree 2208, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data. This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

     On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bidirectional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. TVA is subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).

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

     Other. On November 24, 1999, ANATEL and ANEEL (Agencia Nacional de Energia Eletrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. TVA has initiated an arbitration proceeding with Centrais Eletricas de Santa Catarina--CELESC and Companhia Paranaense de Energia Eletrica--COPEL in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to pole rental fees.

Legal Proceedings

     The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2000, the Company had reserved approximately $2.5 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment.

     The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. The suit was filed against TVA in the Tribunal de Justica do Estado de Sao Paulo, the 16 Vara Civel do Estado de Sao Paulo, the Tribunal de Justica do Estado do Parana and the Tribunal de Justica do Estado de Santa Catarina. The suit was filed against TV Filme in the Tribunal de Justica do Estado de Goias, the Tribunal de Justica do Distrito Federal and the Tribunal de Justica do Estado do Para and against Canbras TVA in the Tribunal de Justica do Estado de Sao Paulo. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Although the Company intends to continue to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to these suits whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD.

C. Organizational Structure

     The following chart sets forth the significant subsidiaries comprising the corporate structure of TVA's Cable, MMDS and Internet businesses. Except as indicated otherwise, each of the subsidiaries listed below is incorporated in the Federative Republic of Brazil. See "Business Overview--Owned Systems" and "--Operating Ventures."

                             ----------------------

                                  Tevecap S.A.
                                     (TVA)

                             ----------------------
                                        |
                                        |
                            --------------------------
                         100%                      100%
                            |                         |
                            |                         |
                ----------------------     ----------------------

                TVA Distribuidora S.A.           Rede Ajato

                ----------------------     ----------------------
                          |
                          |
----------------------    |     ----------------------
                          |
     TVA Sistema      98% | 36%     Canbras TVA
                          |
----------------------    |     ----------------------
                          |
                          |
----------------------    |
                          |
       TVA Sul        86% |
                          |
----------------------    |
          |               |
         60%              |
                          |
----------------------    |     ----------------------
                          |
    CCS Camboriu          | 0.7%      TV Filme
                                     (Delaware)

----------------------          ----------------------


D.   Property, Plant and Equipment

     The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in Appendix F hereto. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

     This discussion of the Company's operating review and prospects reflects the historical results of TVA. Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and rapid growth of TVA, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of TVA.

A.   Results of Operations

Overview

     Since its inception in 1989, TVA has been in a developmental or build-out stage. Despite its growth and positive operating cash flow for the year ended December 31, 1999, TVA continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by TVA since inception have been funded principally by (i) net contributions of $387,803 from TVA's shareholders, (ii) borrowings from Abril S.A. ("Abril") under a revolving credit facility, dated December 6, 1995, between TVA, as the borrower, and Abril, as the lender (the "Abril Credit Facility"), (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time.

     In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA to GLA and the members thereof (such sale, the "DBS Sale"). These dispositions were conducted as a result of Management's review of TVA's operations and investment needs and the resulting intention to concentrate TVA's businesses on the distribution of pay television and other services through Cable and MMDS operations. See "Information on the Company--History and Development of the Company."

     As a result of these dispositions, TVA's DBS operations have been classified as "Discontinued Operations." In addition, the proceeds from these sales have been classified as other non-operating income for the year ended December 31, 1999.

     In addition, in the third quarter of 1999, TVA began offering the services of Ajato, TVA's high speed internet service provider, which was followed in the second quarter of 2000 by the services of Acesso, TVA's high speed internet access provider. The costs and expenses associated with the start-up nature of these businesses have significantly affected the Company's results of operations for the years ended December 31, 2000 and 1999.

Impact of Real Devaluation

     All forms of TVA's revenue were affected adversely in dollar terms as a result of the devaluation in the Brazilian real against other major currencies that occurred primarily in January 1999. The devaluation resulted in a loss in the value of the real against the dollar of approximately 48% during the year ended December 31, 1999. In addition, the real devalued approximately 9% during the year ended December 31, 2000 and approximately [ ]% from January 1, 2000 through May 31, 2001. This devaluation also resulted in an increase in TVA's dollar-denominated liabilities. See Item 3, "Key Information--Risk Factors--Factors Relating to the Company--Currency Risk" and "--Factors Relating to Brazil--Foreign Exchange Risk."

Change in Functional Currency

     As of January 1, 2000, TVA changed its functional currency from the U.S. dollar to the Brazilian real. This change was made as a result of an analysis of the functional currency of TVA and the fact that the Brazilian economy no longer meets the SFAS 52 definition of a highly-inflationary economy. This accounting method, which differs significantly from the method adopted prior to January 1, 2000, divides the impact of monetary valuation between exchange rate losses on TVA's statements of operations and cumulative translation adjustments on TVA's balance sheets.

Seasonality

     The Company's revenues are seasonal. Generally, during the Brazilian summer months of January and February the Company experiences lower demand for installation for each of its services. As a result, the Company experiences a decrease in Installation revenue of approximately 25% in these months, which decrease is offset by corresponding decreases in Payroll and benefits expense (i.e., sales commissions), Advertising and promotional expense and Other costs.

Statement of Operations Data

                                                                                Year Ended December 31,
                                                         -------------------------------------------------------------------------
                                                                 2000                      1999                      1998
                                                         ---------------------  -------------------------  -----------------------
                                                                    % of Net                  % of Net                  % of Net
                                                         Amount      Revenue        Amount     Revenue        Amount     Revenue
                                                        --------    --------       --------   --------       --------   --------
Gross revenues
Monthly subscriptions                                    $97,134        87.8%       $94,055       91.0%      $136,278       82.8%
Installation                                                 968         0.9%         1,900        1.8%         2,886        1.8%
Indirect programming                                       3,164         2.9%         3,722        3.6%        19,580       11.9%
Additional services and others                            22,796        20.6%        16,521       16.0%        18,437       11.2%
Taxes on revenue                                         (13,462)      (12.2)%      (12,782)     (12.4)%      (12,533)      (7.6)%
                                                        --------    --------       --------   --------       --------   --------
Net revenue                                              110,600       100.0%       103,416      100.0%       164,648      100.0%
                                                        --------    --------       --------   --------       --------   --------
Direct operating expenses                                 57,584        52.1%        45,638       44.1%        93,356       56.7%
Selling, general and administrative
    Expense                                               33,998        30.7%        25,590       24.7%        56,517       34.3%
Depreciation and amortization                             43,290        39.1%        56,879       55.0%        48,107       29.2%
Provision for equipment and inventory                       (365)       (0.3)%          605       (0.6)%        1,940        1.2%
    obsolescence
                                                        --------    --------       --------   --------       --------   --------
Total operating expenses                                 134,507       121.6%       128,712      124.5%       199,920      121.4%
                                                        --------    --------       --------   --------       --------   --------
Operating loss                                           (23,907)      (21.6)%      (25,296)     (24.5)%      (35,272)     (21.4%)
                                                        --------    --------       --------   --------       --------   --------
Interest income                                            5,374         4.9%         5,896        5.7%         6,718        4.1%
Interest expense                                         (45,069)      (40.7)%      (22,254)     (21.5)%      (51,665)     (31.4)%
Transaction                                               (4,816)       (4.4)%           --         --             --         --
Translation (loss) gain                                       --          --         (2,543)      (2.5)%          (17)       0.0%
Equity in (losses) income of affiliates                   (2,004)       (1.8)%       (5,238)      (5.1)%      (12,139)      (7.4)%

Other nonoperating (expenses) income, net                 39,593        35.8%        64,882       62.7%        (4,233)      (2.6)%
Minority interest                                            491         0.4%           678        0.7%         1,338        0.8%
Income taxes                                              (2,517)       (2.3)%         (106)      (0.1)%          (24)       0.0%
                                                        --------    --------       --------   --------       --------   --------
Income (loss) from continuing operations
     before extraordinary item                           (32,855)      (29.7)%       16,019       15.5%       (95,294)     (57.9)%
                                                        --------    --------       --------   --------       --------   --------
Income (loss) from discontinued
     operations                                               --          --             --         --        (52,773)     (32.1)%
                                                        --------    --------       --------   --------       --------   --------
Extraordinary item - gain on debt
     repurchase                                               --          --         53,857       52.1%            --         --
                                                        --------    --------       --------   --------       --------   --------
Net income (loss)                                        (32,855)      (29.7)%       69,876       67.6%      (148,067)     (89.9)%
                                                        ========    ========       ========   ========       ========   ========

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     The table below sets forth the number of subscribers at December 31, 2000 and December 31, 1999 for the Owned Systems.

                                                     December 31,  December 31,
     Owned Systems Subscribers                           2000          1999
     -------------------------                       ------------  ------------

     MMDS(a) ......................................     167,819       161,419
     Cable ........................................     178,004       148,244
                                                     ----------    ----------
                                                        345,823       309,663
     Paid Subscribers Awaiting Installation(b) ....         648         1,513
                                                     ----------    ----------
     Total Owned Systems ..........................     346,471       311,176
                                                     ==========    ==========

     ----------
     (a)  Includes UHF subscribers

     (b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 2000 and December 31, 1999 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators (which sales were discontinued in 2000).

     Households Receiving TVA Programming

                                                     December 31,  December 31,
                                                         2000          1999
                                                     ------------  ------------

     Total Owned Systems ......................         346,471        311,176
     Operating Ventures .......................         186,951        158,540
     Independent Operators ....................            --          201,448
                                                     ----------    -----------
     Total ....................................         533,422        671,164
                                                     ==========    ===========

     Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue, Indirect programming revenue (which consists of payments made to the Company for the sale of its programming to the Independent Operators) and Additional services and others (which consists of Advertising revenues and Other revenues). Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 11.15% tax on the balance of revenues, in each case charged by the Brazilian Government.

     Monthly subscriptions revenue for the year ended December 31, 2000 was $97,134, as compared to $94,055 for the comparable period in 1999. This increase is primarily attributable to an increase in the Company's subscriber base of approximately 12%, which was offset by a 9% devaluation of the real against the U.S. dollar in 2000. Average monthly fees for existing subscribers increased from $25.13 to $ 25.87 per subscriber and for new subscribers decreased from $25.35 to $23.10 per subscriber, largely due to the increased popularity of lower-priced programming packages. The average monthly subscription price during the year ended December 31, 2000 was $25.36 for MMDS service and $26.38 for Cable service, as compared to $25.09 and $25.18, respectively, for the year ended December 31, 1999.

     Installation revenue for the year ended December 31, 2000 was $968, as compared to $1,900 for the same period of 1999, a decrease of $932 or 49.1%. This decrease was primarily due to the Company's policy of reducing installation fees in order to facilitate the entry of new subscribers into the Company's subscriber base. The average installation fee during the year ended December 31, 2000 was $7.77 for MMDS service and $9.71 for Cable service, as compared to $28.41 and $17.83, respectively, during the year ended December 31, 1999.

     Indirect programming revenue for the year ended December 31, 2000 was $3,164, as compared to $3,722 for the comparable period of 1999, a decrease of $558, or approximately 15%. This revenue is primarily attributable to the Company's Eurochannel operations, which were sold in November 2000. See Item 4, "Information on the Company--History and Development of the Company." In 2000, the Company virtually discontinued the collection of programming fees from the Operating Ventures and Independent Operators, a process which was begun in 1998 (as discussed more fully below in the comparison of the Company's results of operations for the years ended December 31, 1999 and 1998).

     Additional services and other revenues for the year ended December 31, 2000 was $22,796, as compared to $16,521 for the comparable period of 1999, an increase of 38%. Advertising revenue increased from $1,597 to $2,747, largely due to a more efficient utilization of advertising space available in the Company's offered channels and monthly programming magazine. Other revenue increased from $14,924 to $20,049, principally due to the provision of ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales), administrative services and rental of equipment to Galaxy Brasil (after the sale of Galaxy Brasil in July 1999) and engineering services to ESPN Brasil (after the sale of the Company's equity interests in ESPN Brasil in November 1999).

     Taxes on revenue for the year ended December 31, 2000 were $13,462, as compared to $12,782 for the same period of the prior year, an increase of 5.3%. As a percentage of net revenue, Taxes on revenue represents 12% of net revenues. The increase in Taxes on revenue is attributable to the increase in the tax rates from 8.65% in 1999 to 11.15% in 2000.

     For the reasons noted above, Net revenue for the year ended December 31, 2000 was $110,600, as compared to $103,416 for the comparable period in the previous year, an increase of $7,184.

     Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the growth in subscribers and in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2000 were $57,584, as compared to $45,638 for the same period in 1999, an increase of $11,946, or 26.2%. As a percentage of net revenues, direct operating expenses represented 52.1% in 2000 as compared with 44.1% in the prior year. This increase in Direct operating expenses is attributable principally to the costs associated with the development of the Company's Internet businesses (Ajato and Acesso). Payroll and benefits expense increased to $9,895 from $7,857, an increase of $2,038, primarily due to the increase in the number of Ajato and Acesso employees. Programming costs increased to $27,340 from $24,166, an increase of $3,174 or 13,1%, as a result of the 12% increase in the Company's pay television subscribers in 2000. Technical assistance increased to $ 2,415 from $1,311, an increase of $1,104 or 84.2% , largely as a result of a change in the criteria for the conversion of reais-denominated expenses into U.S. dollars, which in 2000 utilized the average monthly dollar/real exchange rate and in 1999 utilized historical rates, together with the change in functional currency to reais as of January 1, 2000. Transponder lease cost increased to $2,501 from $1,975, an increase of $526, due to an annual increase in contracted rates. Pole rental increased to $3,535 from $2,935, an increase of $600, due to an increase in unit costs in 2000. Other costs includes acquisition of backbone IP/internet, billing costs , third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2000, Other costs were $9,239, as compared to $4,812 for the prior year, an increase of $4,427, primarily due to increased communication and production costs associated with Ajato and Acesso (backbone IP), an increase in billing costs (due to the 12% increase in the pay television subscriber base), an increase in maintenance costs (largely impacted by the real devaluation), and in increase in contracted electricity costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2000 were $33,998, as compared to $25,590 for the same period of 1999, an increase of $8,408 or 32.9%. Payroll and benefits increased from $11,425 in 1999 to $14,942 in 2000, an increased of $3,517, or 30.8%, largely due to the increase in the number of Ajato and Acesso employees and annual salary increases of approximately 7% for unionized employees. Advertising and promotion expense increased from $3,645 in 1999 to $7,666 in 2000, an increase of $4,021, or 110.3%, largely due to increased marketing efforts to increase the Company's subscriber base, strengthen the TVA name as a provider of multiple services, and establish the Ajato brand.

     Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and organizational costs and amortization of concessions. Provision for equipment and inventory obsolescence represents charges for lost and obsolete equipment and material. Depreciation and Amortization for the year ended December 31,

2000 was $43,290, as compared to $56,879 for the same period of 1999, a decrease of $13,589, due primarily to the write-off in December 1999 of certain decoders, materials and capitalized labor costs. Provision for equipment and inventory obsolescence for the year ended December 31, 2000 was $365 as compared to $(605) for the comparable period in 1999, an increase of $970, largely due to the sale of certain equipment previously considered obsolete and the corresponding reversal in the provision for equipment and inventory obsolescence.

     For the reasons noted above, Operating loss for the year ended December 31, 2000 was $23,907 compared to $25,296 for the comparable period in 1999, a decrease of $1,389 or 5.5%.

     Interest income. Interest income for the year ended December 31, 2000 was $5,374, as compared to $5,896 for the same period in 1999, a decrease of $522, or 8.9%, primarily as a result of a change in the criteria for the conversion of reais-denominated income into U.S. dollars, which in 2000 utilized the average monthly dollar/real exchange rate and in 1999 utilized historical rates.

     Interest expense. Interest expense for the year ended December 31, 2000 was $45,069, as compared to $22,254 for the same period of 1999, an increase of $22,815, principally attributable to the change in functional currency to the real in 2000, which resulted in the full recognition of $29,690 in interest due to Abril under the Abril Credit Facility, and the issuance by a wholly-owned subsidiary of dollar-denominated notes, resulting in additional interest expense of $2,409. These effects were offset by a reduction in interest payable under the Senior Notes from $15,445 in 1999 to $8,000 in 2000, due to the purchase of 81% of the Senior Notes by a wholly-owned subsidiary of the Company in July 1999.

     Equity in (losses) income of affiliates. For the year ended December 31, 2000, Equity in (losses) income of affiliates amounted to a loss of $2,004, as compared to a loss of $5,238 in the same period of 1999, an decrease of $3,234. This loss originated in the operations of Canbras TVA. The reduction in losses reflects the sale of the Company's minority equity interests in HBO Brasil (July
2000) and ESPN Brasil (November 1999).

     Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 2000 was $39,593, as compared to $64,882 in the same period in 1999, a decrease of $25,289. Other non-operating income for the year ended December 31, 2000 consisted primarily of the proceeds from the sale of the Company's Eurochannel operations (November 2000) and the Company's minority interest in HBO Brasil (July 2000). Other non-operating income for the year ended December 31, 1999 consisted primarily of the proceeds from the DBS sale (July 1999) and the sale of the Company's equity interests in ESPN Brasil (November 1999).

     Minority interest. The Minority interest of $491 for the year ended December 31, 2000, as compared with $678 for the same period in 1999, represents Abril's 14% share in the aggregate losses of TVA Sul.

     Extraordinary item - gain on debt repurchase. The extraordinary gain of $53,857 in 1999 reflects the gain (net of transaction fees) resulting from the repurchase by a wholly-owned subsidiary in July 1999 of the Company's Senior Notes in the aggregate principal amount of $201,978. In 2000 the Company did not engage in any transactions resulting in extraordinary items.

     Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2000 was $32,855, as compared to Net income of $69,876 for the comparable period in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The table below sets forth the number of subscribers at December 31, 1999 and December 31, 1998 for the Owned Systems.

                                                     December 31,  December 31,
     Owned Systems Subscribers                           1999          1998
     -------------------------                       ------------  ------------

     MMDS(a) ......................................     161,419      186,216
     Cable ........................................     148,244      129,597
                                                     ----------    ---------
                                                        309,663      315,813
     Paid Subscribers Awaiting Installation(b) ....       1,513       13,766
                                                     ----------    ---------
     Total Owned Systems ..........................     311,176      329,579
                                                     ==========    =========

     ----------
     (a)  Includes UHF subscribers

     (b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1999 and December 31, 1998 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

     Households Receiving TVA Programming

                                                     December 31,  December 31,
                                                         1999          1998
                                                     ------------  ------------

     Total Owned Systems(a)                             311,176       329,579
     Operating Ventures                                 158,540       136,105
     Independent Operators                              201,448       449,008
                                                     ----------    ----------
     Total                                              671,164       914,692
                                                     ==========    ==========

     ----------
     (a)  Excludes Ku-Band and C-Band operations

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1999 was $94,055, as compared to $136,278 for the comparable period in 1998. Although this decrease was partially attributable to the effects of the real devaluation, the decrease was mitigated by an increase in subscriber fees, as measured in reais. Average monthly fees for existing subscribers declined from $37.92 to $25.13 and for new subscribers from $39.21 to $25.35 per subscriber. The average monthly subscription price during the year ended December 31, 1999 was $25.09 for MMDS service and $25.18 for Cable service, as compared to $37.77 and $38.14, respectively, for the year ended December 31, 1998. Average monthly fees declined due to the same factors that affected Monthly subscriptions revenue.

     Installation revenue for the year ended December 31, 1999 was $1,900, as compared to $2,886 for the same period of 1998, a decrease of $986 or 34.2%. This decrease was the result of a 31% sales reduction performance during the year of 1999 when compared with the same period of 1998, again due to the recessionary environment described above. The average installation fee during the year ended December 31, 1999 was $28.41 for MMDS service and $17.83 for Cable service, as compared to $72.85 and $38.62, respectively, during the year ended December 31, 1998. This decrease was due to the Company's policy of reducing installation fees in order to facilitate the entry of new subscribers into the Company's subscriber base.

     Indirect programming revenue for the year ended December 31, 1999 was $3,722, as compared to $19,580 for the comparable period of 1998, a decrease of $15,858, or approximately 61%. This decrease was principally attributable to a change in the billing process between programming suppliers and the Operating Ventures and the Independent

Operators initiated in the second quarter of 1998. Certain programming providers began billing the Operating Ventures and the Independent Operators directly for their programming fees. Consequently, the Company, instead of collecting programming fees from the Operating Ventures and remitting such fees to programming providers, began collecting a fee solely for arranging for such programming to be provided to the Operating Ventures and Independent Operators. The reduction in Indirect programming revenue attributable to this change in billing procedure is also reflected as a reduction in the Company's Programming cost, as described below. The number of Independent Operators' subscribers decreased by 247,560 (the majority of whom were non-revenue generating subscribers) during the year ended December 31, 1999. Independent Operators paid a fee to the Company based on the number of subscribers to such Independent Operators' systems and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1999 was $1.64 per subscriber, as compared with $2.92 per subscriber for the comparable period in 1998.

     Additional services and others for the year ended December 31, 1999 was $16,521, as compared to $18,347 for the comparable period of 1998, a decrease of 10%. Excluding the impact of the real devaluation, Additional services and others increased approximately 18% (measured in reais). Advertising revenue decreased from $3,544 to $1,597, reflecting the infancy of the Brazilian pay television industry and the lack of reliable ratings measures, as a result of which the sale of pay television advertising in Brazil is relatively low, representing less than 2% of the Brazilian advertising market in 1999. Other revenue increased slightly from $14,893 to $14,924, principally due to the provision of administrative services and rental of equipment to Galaxy Brasil (after the sale of Galaxy Brasil in July 1999), engineering services to ESPN Brasil (after the sale of the Company's equity interests in ESPN Brasil in November 1999) and certain other ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales).

     Taxes on revenue for the year ended December 31, 1999 were $12,782, as compared to $12,533 for the same period of the prior year, an increase of 2%. As a percentage of net revenue, Taxes on revenue represents 12.4% of net revenues. The increase in Taxes on revenue is primarily attributable to the increase in the tax rates on non-advertising revenue (from 7.65% in 1998 to 8.65% in 1999) and advertising revenue (from 2.65% in 1998 to 3.65% in 1999).

     For the reasons noted above, Net revenue for the year ended December 31, 1999 was $103,416, as compared to $164,648 for the comparable period in the previous year, a decrease of $61,232.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1999 were $45,638, as compared to $93,356 for the same period in 1998, a decrease of $47,718. As a percentage of net revenues, direct operating expenses represented 44.1% in 1999 as compared with 56.7% in the prior year. This decrease in Direct operating expenses is attributable to a company-wide reorganization initiated in the fourth quarter of 1998 that reduced the number of employees and increased productivity and efficiency in all areas of the Company's operations. Payroll and benefits expense decreased to $7,857 from $15,968, a decrease of $8,111, as a result of the lay-off of more than 172 employees. Programming costs decreased to $24,166 from $54,282, a decrease of $30,116 or 55.5%, primarily due to the renegotiation of Programming costs, which effectively reduced the Company's dollar-denominated programming costs, a revised billing procedure for Operating Ventures and Independent Operators, as described above, and the application of bulk rates in connection with MDUs (multiple dwelling units). Transponder lease cost decreased to $1,975 from $2,336, a decrease of $361. Pole rental increased to $2,935 from $3,247, a decrease of $321. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1999, Other costs were $4,812, as compared to $8,975 for the same period the prior year, a decrease of $4,613.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1999 were $25,590, as compared to $56,517 for the same period of 1998, a decrease of $30,927 or 54.7%. This decrease was due in large part to an internal restructuring that resulted in, among other effects, the centralization of certain operations, the simplification of integrated software installation and a reduction in workforce. Advertising and promotion expense decreased from $9,335 in 1998 to $3,645 in 1999, a decrease of 60.1%, as a result of the Company's reduced advertising efforts in light of the Brazilian economic crisis.

     Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and Amortization for the year ended December 31, 1999 was $56,879, as compared to $48,107 for the same period of 1998, an increase of $8,772, due primarily to higher fixed asset balances as a result of purchases of cable networks, decoders, installation equipment and other fixed assets in 1998, the depreciation of which was recognized in 1999. Provision for equipment and inventory obsolescence for the year ended December 31, 1999 was $605 as compared to $1,940 for the comparable period in 1998, a decrease of $1,335,due primarily to the classification of fewer inventory as obsolete in 1999 as compared to 1998.

     For the reasons noted above, Operating loss for the year ended December 31, 1999 was $25,296 compared to $35,272 for the comparable period in 1998, an decrease of $9,976.

     Interest income. Interest income for the year ended December 31, 1999 was $5,896, as compared to $6,718 for the same period in 1998, a decrease of $822, primarily due to short term loans extended to discontinued operations in 1998 that were not extended in 1999.

     Interest expense. Interest expense for the year ended December 31, 1999 was $22,254, as compared to $51,665 for the same period of 1998, an decrease of $29,411, principally attributable to the purchase of Senior Notes in the aggregate principal amount of $201,978 by a wholly-owned subsidiary of the Company and the impact of the real devaluation on intercompany loans denominated in reais.

     Equity in (losses) income of affiliates. For the year ended December 31, 1999, Equity in (losses) income of affiliates amounted to a loss of $5,238, as compared to a loss of $12,139 in the same period of 1998, a decrease of $6,901. These losses originated in the operations of Canbras TVA ($4,909) and HBO Brasil ($329).

     Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 1999 was $64,882, as compared to ($4,233) in the same period in 1998, an increase of $69,115. Other non-operating income for the year ended December 31, 1999 consisted primarily of the proceeds from the July 1999 sale of the DBS Systems, together with certain assets related thereto, and the November 1999 sale of the Company's equity interests in ESPN Brasil.

     Minority interest. The Minority interest of $678 for the year ended December 31, 1999, as compared with $1,338 for the same period in 1998, represents Abril's 14% share in the aggregate losses of TVA Sul.

     Income (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 1999 was $0 as compared to $52,773 for the comparable period in 1998. This decrease was due to the sale of the DBS Systems, the proceeds of which are recognized as non-operating income. See Item 4, "Information on the Company--History and Development of the Company."

     Extraordinary item - gain on debt repurchase. The extraordinary gain of $53,857 in 1999 reflects the gain (net of transaction fees) resulting from the repurchase by a wholly-owned subsidiary in July 1999 of the Company's Senior Notes in the aggregate principal amount of $201,978.

     Net income (loss). For the reasons noted above, Net income for the year ended December 31, 1999 was $69,876, as compared to a Net loss of $148,067 for the comparable period in 1998.

B.   Liquidity and Capital Resources

     Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 2000, the Company had cumulative net losses of $398,592. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility, of which $141,122 was outstanding as of December 31, 2000, (ii) borrowings under lines of credit, of which $28,387 was outstanding as of December 31, 2000, (iii) net capital contributions of approximately $387,803 from shareholders, (iv) the EximBank Facility, of which $6,353 was outstanding as of December 31, 2000, (v) the Senior Notes, of which $48,022 was outstanding to unaffiliated parties as of December 31, 2000, and (vi) the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets, for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,600 and $51,070 respectively.

     The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 2000, the Company had approximately $223,884 of indebtedness outstanding, primarily consisting of loans under the Abril Credit Facility ($141,122) and Senior Notes in the aggregate principal amount of $48,022.

     In addition to debt service, the Company will require capital for (i) the continued funding of losses and working capital requirements, (ii) the construction and upgrade of cable networks and the installation of equipment at subscribers' locations, (iii) the construction of additional transmission and headend facilities and related equipment purchases, (iv) the development of its Internet businesses and (iv) investments in, and maintenance of, vehicles and administrative offices.

     The Company made purchases of fixed assets of $87,867, $118,909, $81,392, $25,927 and $26,716 in 1996, 1997, 1998, 1999 and 2000, respectively (not including $37,645, $128,958 and $61,967 in connection with discontinued operations in 1996, 1997 and 1998, respectively). Management estimates that $45,114 and $79,595 of capital expenditures will be required in 2001 and 2002, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its Internet operations. The actual amount of funds required in 2001 and 2002 may vary materially from these estimates, as a result of which additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technology-driven changes.

     The Company's principal sources of liquidity are borrowings from Abril and the Company's short-term borrowings (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. The Company's shareholders are currently considering certain measures, including the possible capitalization of a portion of the Company's shareholder loans, that will lower the Company's leverage ratio and improve its borrowing capacity under existing and new lines of credit. The Company had approximately $1,609 of cash and cash equivalents as of December 31, 2000.

     For the year ended December 31, 2000, net cash used in operating activities was $1,862, primarily as the result of the net loss for the year of $32,855, which was partially offset by $41,622 of Depreciation and Disposal and write-off of property, plant and equipment of $2,046. For the year ended December 31, 2000, net cash used in investing activities was $16,284, as the result of capital expenditures for the purchase of fixed assets of $26,716, cash received on sale of assets of $43,000. The purchases of fixed assets were principally related to the expansion of Cable and MMDS networks, the purchase of reception equipment, which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of the Company's Internet operations. For the year ended December 31, 2000, net cash used in financing activities was $13,000, consisting principally of repayments of loans from banks, shareholders and related companies.

     The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. As of December 31, 2000, the Company had $141,122 outstanding under the Abril Credit Facility.

     On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") also guaranteed 85% of the amount of the loan. The loan was made on terms customary for credits supported by EximBank to Brazilian borrowers with an interest rate of LIBOR plus a specified margin. The principal amount of the loan was $29,350, which was dispersed in two tranches, the first in April 1997 in the principal amount of $11,400 with a term of five years and the second in August 1997 in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 2000, the principal amount outstanding under the EximBank Facility was $6,353.

     On November 26, 1996, Tevecap raised funds in foreign markets through a private placement of $250,000 12 5/8% Senior Notes (the "Senior Notes") maturing on November 26, 2004 and guaranteed by certain of Tevecap's subsidiaries. The Senior Notes were subsequently registered under the Securities Act pursuant to Exchange Offers in May and December 1997. Concurrently with the consummation of the DBS Sale in July 1999, as described above, the net proceeds to the Company from the DBS Sale were used by the Company to repurchase, through a wholly-owned subsidiary, Senior Notes in the aggregate principal amount of $201,978. In addition, the Company obtained a consent from holders of the Senior Notes to amend the restrictive covenants contained in the terms of the Senior Notes. See
Item 10, "Additional Information--Material Contracts--DBS Sale, Tender Offer and Consent Solicitation."

     On February 7, 2000, the Company, through TVA Overseas Ltd., a wholly-owned subsidiary, raised funds in the international capital markets through a private placement of $25,500 11.5% Guaranteed Participation Certificates (the "Participation Certificates") maturing on August 6, 2001. Each Participation Certificate represents a fractional undivided interest in a $25,500 promissory note (the "GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Company's entire equity interests in Galaxy Brasil and TVA Banda C. Holders of the Participation Certificates, however, have no recourse to GLA for any amounts payable under the Participation Certificates or the GLA Promissory Note.

     During the periods under review the Company has also raised funds through the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets (ESPN Brasil, HBO Brasil and Eurochannel), for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,542 and $51,070, respectively. The Company also received a series of promissory notes upon the consummation of such sales, the outstanding amount of which, as of December 31, 2000, was $27,900. See Item 4, "Information on the Company--History and Development of the Company."

     The Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

Accounting for Income Taxes

     The Company has approximately $300,359 of net operating losses ("NOLs") to offset against regular taxes. These NOLs do not expire. Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109") requires that the Company determine whether it is "more-likely-than-not" that the Company will realize the benefits associated with such losses and provides that in making such a determination, all negative and positive evidence should be considered (with more weight given to evidence that is "objective and verifiable"). SFAS No. 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of NOL carryforwards in excess of net taxable temporary differences. This determination was based primarily on historical losses. Management believes that, should the Company be profitable in the future, it will be able to utilize these NOLs.

C.   Research and Development

     The Company is not engaged in significant research and development operations. However, the Company continues to consider the utilization of its Cable and MMDS networks for the provision of other services, such as telephony services. Current ANATEL regulations permit any company meeting certain criteria to provide telephony services beginning in 2002. In addition, the Company continues to monitor the development of compression technology that would permit the Company to significantly increase the number of channels provided by its Cable and MMDS networks.

D.   Trend Information

     The Company's results of operations for the three years ended December 31, 2000 have been affected by Brazilian economic conditions, including a significant devaluation of the real in 1999. This devaluation, together with a recession in Brazil, had a significant adverse effect on the operations of the Company, and materially raised the cost of financing for the Company. In addition, the recessionary environment created difficulties in maintaining existing subscribers and attracting new subscribers, in particular for Ku-Band services, which require a more expensive up-front investment in equipment that other distribution technologies and which require subscribers to make monthly decoder lease payments. These factors led the Company to implement a strategy focused on the sale of non-strategic assets, including the Company's DBS and programming-related assets. See Item 4, "Information on the Company--History and Development of the Company."

     During the year ended December 31, 2000, Brazilian economic conditions began to improve, as a result of which the Company was able to increase its pay television subscriber base by approximately 12%.

     The Company's results of operations for the year ending December 31, 2001 will be influenced generally by Brazilian economic conditions, including a possible electricity rationing program to be implemented by the Brazilian Government. See Item 3, "Key Information--Risk Factors--Factors Relating to Brazil--Electricity Rationing Program."

     The Company's sales are also subject to seasonality. See
"--Overview--Seasonality."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     The Company is managed by its Conselho de Administracao ("Board of Directors") and Diretoria ("Committee of Officers"). Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers"). See
Item 10, "Additional Information--Estatuto Social."

Board of Directors

Member                                                      Position                  Current Position Held Since
------                                                      --------                  ---------------------------
Robert Civita................................               President                            1994
Jose Augusto P. Moreira......................                Member                              1994
Robert Hefley Blocker........................                Member                              1995
Roger Philip Hipskind........................                Member                              1998
Giancarlo Francesco Civita...................                Member                              1999
Francisco Savio Couto Pinheiro...............                Member                              1995
Robert R. Ruggiero Jr........................                Member                              2000
Marc Nathanson...............................                Member                              2000
Joseph Yang..................................                Member                              2000
Raymond E. Joslin............................                Member                              2000
Edgardo del Valle Rosso......................                Member                              2000

Committee of Officers

Member                                                      Position                  Current Position Held Since
------                                                      --------                  ---------------------------
Jose Augusto P. Moreira......................                Member                              1992
Antonio Valdemir Pereira Ramos...............                Member                              1999
Marcelo Vaz Bonini                                           Member                              2001

Executive Officers

Member                                                      Position                  Current Position Held Since
------                                                      --------                  ---------------------------
Jose Augusto P. Moreira......................      President                                     1998
Leila Abraham Loria..........................      Chief Executive Officer                       1999
Marcelo Vaz Bonini...........................      Chief Financial Officer                       1999
Roberto Rio Branco Gouveia...................      Chief Operations Officer                      2001
Jose Carlos Henrique Romeiro Alves...........      Ajato Chief Operations Officer                1999
Virgilio Amaral..............................      Technology Officer                            1999
Kunio Ohara..................................      Information Technology Officer                1999
Herval Franchi Rossi Cossi...................      Infrastructure Officer                        2001
Roseli Parrella..............................      Human Resources Officer                       1997
Alexandre Oliveira de Athayde................      Marketing Officer                             2000

     Roberto Civita has been President of the Board of Directors since 1994.
Mr. Civita has been Chairman and Chief Executive Officer of Abril since 1990 and previously served as its President for eight years. Mr. Civita attended Columbia University's graduate program in sociology, and holds a degree in economics, with a minor in publishing, from the University of Pennsylvania. In 1991 Mr. Civita was elected "Person of the Year" by the Brazilian American Chamber of Commerce in New York. Mr. Civita is the father of Giancarlo Francesco Civita.

     Jose Augusto P. Moreira has been a member of the Board of Directors since 1994 and a member of the Committee of Officers since July 1992. Mr. Moreira has been associated with Abril since 1965, and currently serves as Vice-Chairman of the Abril Group. Mr. Moreira has a degree in Economics from the Faculdade de Economia Sao Luis in Sao Paulo and is a graduate of the Program for Management Development at Harvard Business School.

     Robert Hefley Blocker has been a member of the Board of Directors since 1995. Mr. Blocker was associated with the Chase Manhattan Bank for 22 years, the last nine of which he served as President Director. Mr. Blocker is currently President and Managing Partner of Blocker Assessoria de Investimentos e Participacoes S.A., a consulting firm for national and multinational companies. Mr. Blocker is also a member of several other Boards of Directors, including those of Arno S.A. and the American Chamber of Commerce in Sao Paulo.

     Roger P. Hipskind has been a member of the Board of Directors since 1998. Mr. Hipskind is a member of the Board of Directors of Banco Sul America S.A. (Brazil) and a partner in Blocker Investment Advisory Ltda. Prior to his joining TVA, Mr. Hipskind served as President and member of the Board of the U.S. Brazilian Chambers of Commerce in Rio de Janeiro and Sao Paulo, respectively, and Executive Vice President of the Chase Manhattan Bank in Brazil. Mr. Hiskind holds B.A. from St. Mary's College, a Masters in Political Science from Notre Dame University and a post-graduation Economics Certificate from the U.S. Foreign Institute at the University of Wisconsin. He also has a degree in Advanced Marketing Management from the Instituto Pour L'Etude des Methodes de Direction de L'Enterprise in Switzerland.

     Giancarlo Francesco Civita has been a member of the Board of Directors since 1994. Mr. Civita has been associated with Abril since 1986, and currently oversees magazine publication operations. Mr. Civita has also served a General Director of the Programming Unit at TVA. Mr. Civita holds an M.B.A. from the Harvard Graduate School of Business Administration, as well as an undergraduate degree in Social Communication from the Escola Superior de Propaganda e Marketing in Sao Paulo. Mr. Civita is the son of Robert Civita.

     Francisco Savio Couto Pinheiro has been a member of the Board of Directors since 1995. Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobras, the Brazilian government-owned broadcasting company. Mr. Pinheiro is currently a consultant and General Manager of SP Communications. Mr. Pinheiro holds undergraduate and graduate degrees in telecommunications.

     Robert R. Ruggiero Jr. has been a member of the Board of Directors since 2000. Mr. Ruggiero Jr. is a member of the Investment Committee of the Compass Capital Fund and previously served as Vice President in the Chase Manhattan Bank's Merchant Banking Group. His previous experience includes assignments in the Mergers & Acquisitions Group., Mexico Corporate Finance Group and the Global Chemicals Group. Mr. Ruggiero Jr. holds a B.A. from Connecticut College and an M.A. from the Columbia University School of International Affairs.

     Marc Nathanson has been a member of the Board of Directors since 2000 and was previously a member of the Advisory Board. Mr. Nathanson is the Chairman and Chief Executive Officer of Falcon International and Falcon Holding Group, L.P., one of the largest cable TV operators in the United States. Mr. Nathanson is a 32 year veteran of the cable TV industry and a Director and member of the Executive Committee of the National Cable Television Association. He was appointed by President Clinton and confirmed by the U.S. Senate for a three year term as a member of the International Broadcasting Board of Governors of the United States Information Agency. He holds an M.A. from the University of California and a B.A. from the University of Denver.

     Joseph Yang has been a member of the Board of Directors since 2000.
Mr. Yang is a pricipal at Hellman & Friedman and was previously a director of Corporate Finance at Baring Brothers & Co. in Hong Kong. He has also worked extensively in the telecommunications sector. Mr. Yang is a director of Eastern Sea Leam Chabang Terminal Co., Ltd. and Tevecap, and was formerly a director of the Covenant Group, Easycall Asia Limited and Powerbar, Inc.
Mr. Yang holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Raymond E. Joslin has been a member of the Board of Directors since 2000 and was previously a member of the Advisory Board. Mr. Joslin is group head of Hearst Entertainment & Syndication and is a vice president and member of the board of directors of The Hearst Corporation. Mr. Joslin has 35 years of experience in the cable communications industry, and holds executive positions at The A&E Television Networks, The History Channel, Lifetime Television and ESPN. Mr. Joslin attended the Carnegie Institute of Technology and Harvard Business School, and holds a B.A. in Economics from Trinity College.

     Edgardo del Valle Rosso has been a member of the Board of Directors since 2000. Mr. Rosso is the Finance Vice President of Walt Disney Brasil, where he is responsible for managing and directing the finance, operations and business planning functions of the company. Mr. Rosso has worked for multinational companies, including PricewaterhouseCoopers, Pepsi-Cola and Ericsson in countries such as England, Brazil and Argentina. Mr. holds an undergraduate degree in accounting.

     Antonio Valdemir Pereira Ramos has been a member of the Committee of Officers since 1999. Mr. Pereira joined Abril in 1968 and is currently the Audit Officer of Editora Abril S.A. Mr. Pereira is also a member of the Tax Committee responsible for the corporate reorganizations and fiscal orientation for the operations of Editora Abril. Mr. Pereira graduated in Accounting and Actuarial Sciences from the Fundacao Armando Alvares Penteado, with a specialization in the areas of Auditing and Accounting.

     Leila Abraham Loria has been the Chief Executive Office of TVA since June 1999. Previously, Mrs. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A. Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Mrs. Loria graduated with a degree in Administration from the Fundacao Getulio Vargas Foundation in 1976. Mrs. Loria also graduated with a Masters in Administration from COPPEAD-UFRJ and an Executive MBA from APG-Amana.

     Marcelo Vaz Bonini has been the Chief Financial Officer of TVA since 1999. Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the American market, and various corporate reorganizations (mergers, acquisitions and takeovers). Prior to his involvement in TVA, he was an auditor at Cooper & Lybrand. Mr. Bonini graduated with a degree in Accounting Sciences from the Pontificia Universidade Catolica de Sao Paulo.

     Roberto Rio Branco Nabuco de Gouvea has been the Chief Operating Officer since January 2001. He joined TVA in 1997 as the Officer of Operations for Rio de Janeiro. He was previously associated with Citibank and Bank Boston. Mr. Nabuco has extensive experience in the retail market, working for Mesbla Lojas de Departamentos S.A. for 18 years and as Supervisory Officer for the franchise operations of Lojas Especializadas. Mr. Nabuco graduated in Aministration from the FGV/RJ in 1970. Mr. Nabuco also attended courses at Harvard Business School and Babson College in Boston.

     Jose Carlos Alves has been the Ajato Chief Operations Officer since 1999. Mr. Alves has 28 years of experience in information technology and professional services. Previously, he held positions in finance companies and industrial technology service operations. As Information Technology Manager and later as Officer of AJATO Operations, he was directly involved in the design and development strategy of these new businesses at TVA. Mr. Alves graduated with the degree in Product Engineering from Universidade Mackenzie and received an MBA from the University of Sao Paulo.

     Virgilio Jose Carreira Amaral has been the Technology Officer since 1999. Mr. Amaral joined TVA as Engineering Officer of the Company in 1995. Mr. Amaral has extensive experience in the field of broadcasting technology, including 18 years developing and installing television transmission systems for TV Globo. Mr. Amaral holds a degree in Electronic Engineering from the Universidade de Sao Paulo.

     Kunio Ohara has been the Information Technology Officer since September 1999. Mr. Ohara joined the Abril Group 1996 and worked in the areas of Technology and Production. Mr. Ohara began work as Information Technology Officer for Galaxy Brasil in 1999. Mr. Ohara has 10 years of experience working with USWEST and Abril. Mr. Ohara graduated with a masters in Administration from FGV and with an Electronic Engineering degree from ITA.

     Herval Franchi Rossi Cossi has been the Infrastructure Officer since March of 2001. Prior to working with TVA, Mr Rossi was active in various companies including Bell Canada-Vesper S.A., Aspect Telecommunications, HP/Verifone, Unibanco and Banco Itau. Mr. Rossi graduated with a masters in Information Technology and Computer Science and Data Processing from the University of Pennsylvania and holds a degree in Computer Science from Universidade de Campinas, Sao Paulo.

     Roseli Terezinha Parrella has been the Human Resources Officer since February 1997. Ms. Parrella joined Abril in November 1991 as Organizational Development Manager and later as Corporate Organizational Development Manager. Ms. Parrella implemented human resources policies and development programs for the Executive Group of Abril. Previously, Ms. Parrella worked for Alcatel, Monsanto and Elebra. Ms. Parrella graduated in Psychology from OSEC-SP.

     Alexandre Oliveira de Athayde has been the Marketing Officer since 2000. Previously, Mr. Oliveira worked with C&A, Credicard and Citibank in their sales and production departments. Mr. Oliveira was responsible for the implementation in Brazil of AON Direct Group Inc. and the management of their operations, strategy and marketing and sales plans. Mr. Oliveira graduated with a degree in Corporate Management and International Commerce from FASP.

B.   Compensation

     For the year ended December 31, 2000, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $2.1 million. Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

     For the year ended December 31, 2000, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $58,500.

C.   Board Practices

     Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on Februrary 24, 2002. Executive Officers are appointed and removed by the Board of Directors and do not have a stated term of office. Directors, Officers and Executive Officers do not enter into service contracts with the Company. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Board of Directors" and Item 10, "Additional Information--Estatuto Social."

D.   Employees

     The total number of persons employed by the Company has decreased substantially from the year ended December 31, 1998 to the year ended December 31, 2000, primarily as a result of efficiency measures and the sale of non-strategic operations, including the DBS Systems (Galaxy Brasil and TVA Banda
C) and programming-related assets (HBO Brasil, ESPN Brasil and Eurochannel). See
Item 4, "Information on the Company--History and Development of the Company."

     The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

                                                                     As of December 31,
                        ------------------------------------------------------------------------------------------------------------
                                        2000(*)                              1999                                1998
                        ----------------------------------   ----------------------------------   ----------------------------------
City                     Officers   Management    Others      Officers   Management    Others      Officers   Management    Others
-----------------       ----------  ----------  ----------   ----------  ----------  ----------   ----------  ----------  ----------
Sao Paulo                    9          35           719           9          26          678          21          57        1,440
Rio de Janeiro               1           4           253           2           4          209           1           4          244
Curitiba                    --           3           121          --           3          110           1           4          141
Camboriu                    --           1            19          --           2           24          --           2           21
Florianopolis               --          --            20          --          --           27          --           1           18
Foz do Iguacu               --          --            15          --          --           19          --           2           --
                        ----------  ----------  ----------   ----------  ----------  ----------   ----------  ----------  ----------
      Total                 10          43         1,147          11          35        1,067          23          70        1,864
                        ==========  ==========  ==========   ==========  ==========  ==========   ==========  ==========  ==========

----------
* As of December 31, 2000, the Company also employed 47 interns and 82 temporary employees, most of whom were located in Sao Paulo and Rio de Janeiro. These figures are not available as of the same date in previous years.


E.   Share Ownership

     No Director, Officer or Executive Officer listed above owns more than 1% of the common shares of Tevecap S.A. However, Robert Civita is the owner of 99.99% of the share capital of Abril S.A., which in turn holds of 62.2% of the common shares of Tevecap S.A. See Item 7, "Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 2000, 226,338,285 common shares were outstanding, representing authorized social capital of R$478,740,715. The following table sets forth, as of December 31, 2000, information regarding the beneficial ownership of Tevecap's common shares:

                                                                Number of
                                                              Common Shares
     Shareholder                                                  Owned       Percentage
     -----------                                              -------------   ----------
     Abril S.A ...........................................     140,700,748       62.2%
     Falcon International Communications (Bermuda) L.P.(a)      27,930,827       12.3
     Hearst/ABC Video Services II(b) .....................      39,342,567       17.3
     Chase Manhattan International Finance Ltd.(c) .......      18,364,122        8.1
     All directors and executive officers as a group .....              21       -(d)

     (a)  A subsidiary of Falcon International Communications L.L.C.

     (b) Each of Hearst and ABC indirectly holds a 50% equity interest in each of Hearst/ABC Video Services II.

     (c) 11,496,329 and 6,867,793 of the shares beneficially owned by Chase Manhattan International Finance Ltd. ("CMIF") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

     (d)  Less than 1%.

     On February 17, 1998, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 111,075,318 to 140,700,748 (thereby increasing its ownership interest from 56.5% to 62.2% and reducing the ownership interests of the remaining shareholders commensurately). The capital increase was paid through the capitalization of loans owed by the Company to Abril under the Abril Credit Facility.

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

     Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

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

     Registration Rights. The Chase Parties, considered together, the Hearst/ABC Parties or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. The capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

     Board of Directors. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates five members, Falcon International designates two members, the Chase Parties together designate one member, and Hearst/ABC Parties designates 2 members. The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement. Tevecap must obtain the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must obtain the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

     Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap. Since inception, Tevecap has never declared a dividend.

B.   Related Party Transactions

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

Transactions Among Shareholders

     On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See Item 4, "Control of Registrant." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

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

Programming

     In connection with the investment by Hearst and ABC in Tevecap, Tevecap and these two parties entered into a Programming Agreement (the "Hearst/ABC Programming Agreement"). Pursuant to the Hearst/ABC Programming Agreement, each of Hearst and ABC has agreed to offer first to Tevecap pay programming that Hearst or ABC (or any subsidiary of which either Hearst or ABC owns at least 80% of the outstanding equity interests) intends to license for use in Brazil in the pay television markets served by TVA. The parties also agreed to consider future co-production activities which could enhance TVA's business and competitive position. Tevecap agreed to pay to each of Hearst and ABC such fees and expenses as are agreed upon at the time such programming or co-production services are provided. The Hearst/ABC Programming Agreement does not apply to The Walt Disney Company or its subsidiaries other than ABC and ABC's subsidiaries. In addition, the Hearst/ABC Programming Agreement does not apply to the activities of The A&E Television Networks, Lifetime Television and ESPN, including agreements relating to ESPN Brasil.

Transactions Among Related Parties

Publishing and Advertising

     The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 465,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $123,000. The monthly magazine is distributed in accordance with a distribution agreement, dated September 1992, between the Company and Irmaos Reis, pursuant to which the Company pays Irmaos Reis approximately $40,000 per month.

     TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Abril Credit Facility

     Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Abril, as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of December 31, 2000, the aggregate principal amount outstanding under the Abril Credit Facility was $141.1 million.

Other Intercompany/Shareholder Loans

     Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 2000 were: $13.3 million to TVA Brasil; $6.0 million to Canbras TVA; $1.7 million to TVA Communications; and $26.3 million to other affiliates. In addition, TV Show Time has loans outstanding to Abril, which loans, as of December 31, 2000, had an aggregate outstanding amount of approximately $1.7 million.

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


ITEM 8. FINANCIAL INFORMATION

     Item 19 contains all financial statements required to be filed as part of this Annual Report.


ITEM 9. THE OFFER AND LISTING

A.   Offer Listing and Details.

     Tevecap has one class of capital stock, common shares, authorized and outstanding. The Company's common stock are not listed on any exchange and are not publicly traded. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

B.   Plan of Distribution

     Not applicable.

C.   Markets

     The Company's outstanding registered securities consist solely of the Company's 12"% Senior Notes due 2004 (referred to herein as the "Senior Notes") that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

     The Company does not have any publicly traded class of equity securities. See Item 9(A) above.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Estatuto Social

1. The Company's object, as set forth in Subsection 3 of Chapter I of its Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2. The Company is managed by the Board of Directors and the Committee of Officers. Day to day management, however, is carried out by the Executive Officers. See Item 6, "Directors, Senior Mangement and Employees."

     The Board of Directors is composed of 11 regular members and 11 alternates, each elected by the general shareholders meeting. The Board of Directors shall meet whenever necessary and at least every three months, upon request in writing by any of its regular or alternate Directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of the Board of Directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the Directors present at the meeting.

     The Committee of Officers comprises a minimum of two and a maximum of five members. The Committee of Officers manages the business of the Company in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or the Board of Directors.

     (a) There are no provisions in the Estatuto Social relating to the power of Directors or Officers to vote on a proposal in which a conflict of interest exists or may exist.

     (b) The aggregate compensation of the Board of Directors and the Committee of Officers is fixed pursuant to a General Shareholders Meeting and is distributed among the Directors and Officers as determined by the Board of Directors at a duly convened meeting.

     (c) Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all Directors appointed by minority shareholders: (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000). Any other incurrence of indebtedness can be approved by a majority of the Directors present at a meeting of the Board of Directors or by any two Officers in the ordinary course of business.

     (d) There are no provisions in the Estatuto Social setting forth age limits or retirement requirements for Directors and Officers. Directors are elected for a period of two years (with the opportunity of reelection) by a shareholders meeting and remain as Directors until the appointment of their respective successors. In case of a vacancy, a general shareholders meeting shall be called to elect a substitute.

     Officers are elected by the Board of Directors for a period of two years and can be reelected. In case of a vacancy, a meeting of the Board of Directors shall be immediately called to elect the substitute, who shall complete the term of the Officer so replaced.

     (e) All Directors, whether regular or alternates, must be shareholders of the Company, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a Director. Officers do not need to be shareholders of the Company.

3. The Company's capital is divided into and represented by 226,338,285 shares, all of which are common shares entitled to one vote in shareholders meetings.

     (a) There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. Under Brazilian law, the Company is required to pay dividends in an amount equal to 25% of its net consolidated profit (as defined by Brazilian law). In addition, upon resolution of the Board of Directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

     (b) There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of Directors or permitting or requiring cumulative voting.

     (c) All shares have the right to share in the Company's net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

     (d) All shares have the same right to share any surplus in case of a liquidation of the Company after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

     (e) The resolutions of a general shareholders meeting authorizing the purchase or redemption of the Company shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

     (f) There are no sinking fund provisions in the Estatuto Social.

     (g) All of the Company's shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

     (h) There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. In order to modify the rights of shareholders, the Estatuto Social must be amended to reflect such modification. The Estatuto Social can be amended only through a resolution passed at a general shareholders meeting.

5. General shareholders meetings can be ordinary or extraordinary. Ordinary general shareholders meetings shall be held within four months following the closing of the fiscal year, whereas the extraordinary general shareholders meetings are held whenever necessary. All general shareholders meetings shall be called by the Board of Directors. Only the shareholders whose shares are subscribed to in their respective names, in the applicable register, up to three days before the date fixed for the general shareholders meeting, may participate and vote in such meeting.

6. Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of the voting stock of the Company.

7. There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing a change in control of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

8. There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9. Brazilian corporate law is significantly different from U.S. corporate law in a number of areas. The Brazilian form of Articles of Incorporation (Estatuto Social) includes both the Anglo-Saxon concept of Articles of Incorporation and the concept of "by-laws." Tevecap S.A., like other large Brazilian companies, has a two-tier governance system, which typically involves a management or executive board (Committee of Officers) and a supervisory board (Board of Directors). The Committee of Officers is the executive body. Its members are appointed by the Board of Directors and are employed by the Company. The Board of Directors has supervising and advising functions only. Its members are representatives of shareholders and cannot be employed by the Company. The Board of Directors' duties include supervision of the Committee of Officers and the general course of business of the Company. The Board of Directors also performs advisory functions vis-a-vis the Committee of Officers.

10. There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change the capital of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

C.   Material Contracts

DBS Sale

     As of May 18, 1999, the Company entered into the following agreements: (i) a Master Agreement (the "Master Agreement") relating to the sale of the Company's equity interests in Galaxy Brasil and TVA Banda C, among the Company, Galaxy Brasil and TVA Banda C, as Sellers, Abril, as a Seller-related entity, and GLA, as Purchaser, and (ii) a GLA Purchase Agreement relating to the sale of the Company's indirect equity interests in GLA and certain assets related thereto, among the Company, TVA Communications Ltd. and TVA Finco Ltd., as Sellers, and Abril as a Seller-related entity, and Directv Latin America, Inc. ("DLA") and Darlene Investments (an affiliate of the Cisneros Group) as Purchasers (the "GLA Purchase Agreement" and, together with the Master Agreement, the "Purchase Agreements"). The sale of these assets is referred to in this Annual Report as the "DBS Sale."

     Pursuant to the Master Agreement, the Company agreed to sell all of its interests in the following entities to GLA:

     o Galaxy Brasil, a wholly-owned subsidiary of the Company and exclusive local operator of DIRECTV Ku-Band service in Brazil; and

     o TVA Banda C, a wholly-owned subsidiary of the Company and operator of TVA's C-Band service.

     Pursuant to the GLA Purchase Agreement, the Company agreed to sell all of its interests in the following entities and assets to DLA and Darlene
Investments:

     o a 10% equity interest in LA, which the Company owned through its British Virgin Islands subsidiary, TVA Communications Ltd.;

     o a 20.5% equity interest in SurFin Ltd. , a Bahamian limited liability company engaged in financing activities related to DIRECTV service throughout Latin America;

     o certain promissory notes in the aggregate principal amount of $7,124,800, representing indebtedness of California Broadcast Center LLC ("CBC"), a Delaware limited liability company the principal asset of which is a GLA satellite uplink facility; and

     o the CBC Class B Unit Purchase Warrants (# W-3), dated as of April 11, 1997, convertible into equity interests in CBC.

     The net cash proceeds to the Company at the closing of the DBS Sale, which occurred in July 1999, were approximately $177.6 million. The total consideration received by the Company was comprised of cash, a promissory note in the principal amount of $25.5 million, the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by the Company and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

Tender Offer and Consent Solicitation

     Concurrently with the consummation of the DBS Sale, the net proceeds to the Company from the DBS Sale were delivered to The Chase Manhattan Bank, as Depositary, to fund a tender offer and consent solicitation (the "Offer") relating to TVA's $250,000,000 12 5/8% Senior Notes due 2004 (the "Senior Notes"). Pursuant to the Offer, a wholly-owned subsidiary of the Company purchased Senior Notes in the aggregate principal amount of $201,978,000 and the Company obtained a consent from holders of the Senior Notes to broadly amend the restrictive covenants contained in the terms of the Senior Notes.

D.   Exchange Controls

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

     The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions. There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12-5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

     For a description of the foreign exchange markets in Brazil, see Item 3, "Key Information--Selected Financial Data--Exchange Rates." See also "Risk Factors--Factors Relating to Brazil--Payments of External Debt and Exchange Controls; Convertibility Risk."

E.   Taxation

Brazil

     The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Senior Notes") including any interest thereon) and to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Senior Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Senior Notes at the original issue price, and does not address investors who purchase Senior Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non- Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

     If, however, any Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Senior Notes, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Senior Notes, Tevecap would be required to gross up Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Senior Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15%.

     Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

     On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Senior Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment,

Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.30%, for a period of two years.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

     The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source or a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. fiduciaries have the authority to control all substantive decisions, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("U.S. Holders"). Such tax treatment may vary depending upon the particular situation of a U.S. Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the U.S. dollar or persons that hold Senior Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Senior Notes as capital assets. In addition, this summary is limited to U.S. Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

     PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND
(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

     Interest on the Senior Notes

     Interest on the Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

     Disposition of a Note

     Generally, any sale, redemption or other taxable disposition of a Note by a U.S. Holder will result in taxable gain or loss equal to the difference between
(1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

     Effect of Brazilian Withholding Taxes

     It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a U.S. Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

     Information Reporting and Backup Withholding

     For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a U.S. Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such U.S. Holder's name, address and taxpayer identification number (either such U.S. Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

     In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal with respect to the Senior Notes. This backup withholding tax is not an additional tax and may be credited against the U.S. Holder's United States Federal income tax liability if the required information is furnished to the IRS.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     The Company is a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. The Company files reports with the Securities and Exchange Commission (the "Commission") in electronic format via EDGAR. These reports can be accessed through the Commission's website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, DC 20549, as well as the regional offices of the Commission located at Seven World Trade Center, 13th floor, New York, New York 10017 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates. Other information regarding the Company can be accessed through the Company's website (www.tva.com.br).

I.   Subsidiary Information

     Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to foreign currency exchange rate risk and interest rate risk. As of December 31, 2000, Tevecap had dollar-denominated debt of U.S.$82.8 million which is due as follows:

                                                     Principal
                                              ----------------------
                                              (thousands of dollars)
              2001                                   $ 33,071
              2002                                      1,669
              2003                                          0
              2004                                     48,022
              2005 and thereafter                           0
                                                     --------
                                                     $ 82,762
                                                     ========

     During January 1999, the Brazilian real experienced a devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$2.30 per U.S. dollar. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

     Although the Company's reporting currency is the U.S. dollar, the cash flow required to service its indebtedness is generated in local currency, Brazilian reais (R$). Using the year end 2000 exchange rate (R$1.9554 per U.S.$1.00), the cash flow in reais to pay the interest (U.S.$8.1 million) and principal due in 2001 would be R$15.9 million and R$64.7 million, respectively. A devaluation of the real to R$2.30 per U.S. dollar would require cash flow of R$18.7 million and R$76.1 million, respectively, to pay the interest (U.S.$8.1 million) and principal due in 2001. If the real devalued to R$2.50 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 2001 would be R$20.3 million and R$82.7 million, respectively.

     The Company is also subject to interest rate risk on its loans in local currency. As of December 31, 2000, the Company had $141.1 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil), plus 0.5%.

     During 2000, the CDI rate ranged from 18.7% to 16.1%. The average rate for the year was 17.5%. If the CDI rate rose to 25%, interest payments on the $141.1 million would be approximately $35.3 million annually. If the CDI rate rose to 30%, the annual interest payments would be $42.3 million. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

     The Company does not hedge any of its market risks and does not have derivative investments.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.


ITEM 15. [RESERVED]


ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.


ITEM 18. FINANCIAL STATEMENTS

     See Item 19(a) for a list of financial statements filed as part of this Form 20-F.


ITEM 19. EXHIBITS

     (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent public accountants.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements Together
    with Report of Independent Public Accountants - December 31, 2000
    and 1999.................................................................F-1

    Report of Independent Public Accountants.................................F-2

    Consolidated Balance Sheets as of December 31, 2000 and 1999.............F-3

    Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000........................F-5

    Consolidated Statements of Changes in Shareholders' Deficit
          and Statement of Redeemable Common Stock for each of
          the three years in the period ended December 31, 2000..............F-6

    Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000........................F-7

    Notes to the Consolidated Financial Statements...........................F-9


TVA SISTEMA DE TELEVISAO S.A. - Financial Statements Together
    with Report of Independent Public Accountants - December 31, 2000
    and 1999................................................................F-46

    Report of Independent Public Accountants................................F-47

    Balance Sheets as of December 31, 2000 and 1999.........................F-48

    Statements of Operations for each of the three
          years in the period ended December 31, 2000.......................F-50

    Statements of Changes in Shareholders' Deficit for
          each of the three years in the period ended December 31, 2000.....F-51

    Statements of Cash Flows for each of the three
          years in the period ended December 31, 2000.......................F-52

    Notes to the Financial Statements.......................................F-53

TVA SUL PARANA LTDA. AND SUBSIDIARY - Consolidated Financial Statements
    Together with Report of Independent Public Accountants -
    December 31, 2000 and 1999..............................................F-67

    Report of Independent Public Accountants................................F-68

    Consolidated Balance Sheets as of December 31, 2000 and 1999............F-69

    Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000................................F-71

    Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2000.............F-72

    Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000................................F-73

    Notes to Financial Statements...........................................F-75


CCS--CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. -
    Financial Statements Together with Report of Independent Public
    Accountants - December 31, 2000 and 1999................................F-88

    Report of Independent Public Accountants................................F-89

    Balance Sheets as of December 31, 2000 and 1999.........................F-90

    Statements of Operations for each of the three years in the period ended December 31, 2000..............................................F-92

    Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2000..........................F-93

    Statements of Cash Flows for each of the three years in the period ended December 31, 2000..............................................F-94

    Notes to Financial Statements...........................................F-95

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By: /s/ Jose Augusto P. Moreira
    -------------------------------
Name:   Jose Augusto P. Moreira
Title:  Officer

By: /s/ Marcelo Vaz Bonini
    -------------------------------
Name:   Marcelo Vaz Bonini
Title:  Officer

Date:   June 1, 2001

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                            Page

Report of Independent Public Accountants                                    F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999                F-3

Consolidated Statements of Operations for each of the three years
     in the period ended December 31, 2000                                  F-5

Consolidated Statements of Changes in Shareholders' Deficit and
     Statements of Redeemable Common Stock for each of the three
     years in the period ended December 31, 2000                            F-6

Consolidated Statements of Cash Flows for each of the three years
     in the period ended December 31, 2000                                  F-7

Notes to The Consolidated Financial Statements                              F-9

Report of Independent Public Accountants

To the Shareholders and Directors of
TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' deficit and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2000, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEVECAP S.A. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen S/C

Sao Paulo, Brazil,

      February 16, 2001

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)

                                                              December 31,
                                                       --------------------
                                                         2000         1999
                                                       --------    --------
                            ASSETS

Current assets
    Cash and cash equivalents                          $  1,609    $  1,946
    Accounts receivable, net                              7,737       7,562
    Inventories, net                                     12,501      10,313
    Film exhibition rights                                   --       1,278
    Prepaid and other assets                              4,063       3,612
    Accounts receivable from related parties                 96         155
    Judicial deposits                                        --         832
    Promissory note                                      27,744          --
    Other accounts receivable                             8,813       5,496
                                                       --------    --------

                    Total current assets                 62,563      31,194
                                                       --------    --------

Property, plant and equipment, net                      182,511     211,729
Investments
    Equity basis                                             --       2,190
    Cost basis investments                                   --           8
    Concessions, net                                      7,919      10,366
Loans to related companies                               17,532       5,973
Debt issuance costs, net (accumulated amortization;
    2000- $ 8,601 ;1999- $ 8,382)                           640         859
Promissory note                                              --      25,500
Judicial deposits                                         8,192       2,129
                                                       --------    --------

                    Total assets                       $279,357    $289,948
                                                       ========    ========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)

                                                                                December 31,
                                                                        ----------------------------
                                                                            2000             1999
                                                                        -----------      -----------
                      LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
    Loans                                                               $    33,071      $     8,492
    Film suppliers                                                            5,122            8,711
    Other suppliers                                                           9,004            8,662
    Taxes payable other than income taxes                                     5,457            5,969
    Accrued payroll and related liabilities                                   2,470            2,389
    Advance payments received from subscribers                                  253              938
    Other accounts payable                                                    1,963            2,637
                                                                        -----------      -----------

                    Total current liabilities                                57,340           37,798
                                                                        -----------      -----------

Long-term liabilities
    Loans                                                                    49,691           57,446
    Loans from shareholders                                                 141,122          137,168
    Taxes payable other than income taxes                                    29,468           22,778
    Provision for claims                                                      2,546            2,417
    Liability to fund equity investee                                         7,938            5,934
                                                                        -----------      -----------

                    Total long-term liabilities                             230,765          225,743
                                                                        -----------      -----------

Commitments and contingencies (Notes 15 and 17)

Minority interest                                                             2,041            2,786
Redeemable common stock, no par value, 85,637,526 shares
     Issued and outstanding                                                 151,260          178,002

Shareholders' deficit
    Common stock, no par value, 140,700,759
        Shares issued and outstanding                                       242,342          242,342
    Accumulated other comprehensive loss
       Cumulative translation adjustment                                     (1,555)              --
    Accumulated deficit                                                    (402,836)        (396,723)
                                                                        -----------      -----------

                    Total shareholders' deficit                            (162,049)        (154,381)
                                                                        -----------      -----------

                    Total liabilities and shareholders' deficit         $   279,357      $   289,948
                                                                        ===========      ===========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                                                                Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                      2000              1999             1998
                                                                                  -------------     -------------     -------------
Gross revenues
    Monthly subscriptions                                                         $      97,134     $      94,055     $     136,278
    Installation                                                                            968             1,900             2,886
    Advertising                                                                           2,747             1,597             3,544
    Indirect programming                                                                  3,164             3,722            19,580
    Additional services                                                                  20,049            14,924            14,893
    Taxes on revenues                                                                   (13,462)          (12,782)          (12,533)
                                                                                  -------------     -------------     -------------
            Net revenue                                                                 110,600           103,416           164,648
                                                                                  -------------     -------------     -------------
Direct operating expenses
    Payroll and benefits                                                                  9,895             7,857            15,968
    Programming                                                                          27,340            24,166            54,282
    Transponder lease cost                                                                2,501             1,975             2,336
    Technical assistance                                                                  2,415             1,311             1,212
    Vehicle rentals                                                                          84               100               178
    TVA magazine                                                                          2,575             2,482             7,158
    Pole rental                                                                           3,535             2,935             3,247
    Other costs                                                                           9,239             4,812             8,975
                                                                                  -------------     -------------     -------------
                                                                                         57,584            45,638            93,356
                                                                                  -------------     -------------     -------------
Selling, general and administrative expenses
    Payroll and benefits                                                                 14,942            11,425            24,849
    Advertising and promotion                                                             7,666             3,645             9,335
    Rent                                                                                  2,022             2,005             3,976
    Other general and administrative expenses                                             9,368             8,515            18,357
                                                                                  -------------     -------------     -------------
                                                                                         33,998            25,590            56,517
                                                                                  -------------     -------------     -------------
Provision for equipment and inventory obsolescence                                         (365)              605             1,940
Depreciation                                                                             41,622            55,174            46,402
Amortization                                                                              1,668             1,705             1,705
                                                                                  -------------     -------------     -------------
            Operating loss from continuing operations                                   (23,907)          (25,296)          (35,272)
                                                                                  -------------     -------------     -------------
Interest income                                                                           5,374             5,896             6,718
Interest expense                                                                        (45,069)          (22,254)          (51,665)
Translation loss                                                                             --            (2,543)              (17)
Transaction                                                                              (4,816)               --                --
Equity in losses of affiliates                                                           (2,004)           (5,238)          (12,139)
Other nonoperating income (expenses), net                                                39,593            64,882            (4,233)
                                                                                  -------------     -------------     -------------
            Income (loss) from continuing operations before income taxes and
                  minority interest                                                     (30,829)           15,447           (96,608)
Income taxes                                                                             (2,517)             (106)              (24)
                                                                                  -------------     -------------     -------------
            Income (loss) from continuing operations before minority interest           (33,346)           15,341           (96,632)
Minority interest                                                                           491               678             1,338
                                                                                  -------------     -------------     -------------
            Income (loss) from continuing operations before extraordinary item          (32,855)           16,019           (95,294)

Loss from discontinued operations                                                            --                --           (52,773)
Extraordinary item - gain on debt  repurchase                                                --            53,857                --
                                                                                  -------------     -------------     -------------
            Net income (loss)                                                     $     (32,855)    $      69,876     $    (148,067)
                                                                                  =============     =============     =============
            Other comprehensive loss -
                  Cumulative translation adjustment                               $      (1,555)    $          --     $          --
                                                                                  -------------     -------------     -------------
            Comprehensive income (loss)                                           $     (34,410)    $      69,876     $    (148,067)
                                                                                  =============     =============     =============

            Net income (loss) per share for continuing operations before
                  extraordinary item                                                      (0.15)             0.07             (0.43)
            Net loss per share for discontinued operations                                   --                --             (0.23)
            Net income per share for extraordinary item                                      --              0.24                --
            Net income (loss) per share                                                   (0.15)             0.31             (0.66)
            Weighted average shares outstanding                                     226,338,285       226,338,285       223,338,285

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Statement of Redeemable Common Stock

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)

                                                                                    Cumulative        Total      Redeemable
                                                        Paid-in     Accumulated    Translation    Shareholders'    Common
                                                        Capital       Deficit      Adjustments       Deficit        Stock
                                                      -----------   -----------    -----------    -----------    -----------
Balance as of December 31, 1997                       $   142,495   $  (329,564)   $              $  (187,069)   $   189,034

Capital contributed on February 2, 1998                    99,847                                      99,847

Net loss for the year                                                  (148,067)                     (148,067)

Reversal related to redeemable common stock                              11,032                        11,032        (11,032)
                                                      -----------   -----------    -----------    -----------    -----------
Balance as of December 31, 1998                       $   242,342   $  (466,599)   $              $  (224,257)   $   178,002

Net income for the year                                                  69,876                        69,876
                                                      -----------   -----------    -----------    -----------    -----------

Balance as of December 31, 1999                       $   242,342   $  (396,723)   $              $  (154,381)   $   178,002

Currency translation adjustments                                                        (1,555)        (1,555)

Net loss for the year                                                   (32,855)                      (32,855)

Reversal related to redeemable common stock                              26,742                        26,742        (26,742)
                                                      -----------   -----------    -----------    -----------    -----------

Balance as of December 31, 2000                       $   242,342   $  (402,836)   $    (1,555)   $  (162,049)   $   151,260
                                                      ===========   ===========    ===========    ===========    ===========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)

                                                                                                  Year Ended December 31,
                                                                                        --------------------------------------------
                                                                                          2000             1999            1998
                                                                                        ---------        ---------        ---------
Cash flows from operating activities:
   Net income (loss)                                                                    $ (32,855)       $  69,876        $(148,067)
   Adjustments to reconcile net income (loss) to net cash (used in)
     provided by operating activities:
     Depreciation                                                                          41,622           55,174           46,402
     Amortization                                                                           1,668            1,705            1,705
     Amortization of debt issuance cost                                                       219            5,404            1,550
     Provision for doubtful accounts                                                       (3,775)             196            3,407
     Provision for equipment and inventory obsolescence                                      (365)             605            1,940
     Provision for claims                                                                     129           (4,004)           1,617
     Minority interest                                                                       (491)            (678)          (1,338)
     Disposal and write-off of property, plant and equipment                                2,046           57,028            1,574
     Gain on sale of assets                                                               (40,454)        (134,138)              --
     Write-off of investments                                                                   8            6,668               --
     Buy back gain of Senior Notes                                                             --          (70,692)              --
     Discontinued operations                                                                   --               --           52,773
     Equity in losses of affiliates                                                         2,004            5,238           12,139
   Changes in operating assets and liabilities:
     Film exhibition rights                                                                 1,278              290             (277)
     Accounts receivable                                                                    3,600           12,921               53
     Prepaid and other assets                                                                (451)           1,564            8,657
     Promissory note                                                                           --          (25,500)              --
     Other accounts receivable                                                             (8,489)          (1,198)           1,928
     Accrued interest                                                                      32,615           14,334              258
     Inventories                                                                           (1,823)           3,982            8,680
     Suppliers                                                                             (3,248)         (25,910)           1,931
     Taxes payable other than income taxes                                                  6,178           14,513            4,342
     Accrued payroll and related liabilities                                                   81           (1,568)          (1,382)
     Advances received from subscribers                                                      (685)          (1,064)           1,968
     Other accounts payable                                                                  (674)          (3,181)           2,815
                                                                                        ---------        ---------        ---------
                    Net cash (used in) provided by operating activities                    (1,862)         (18,435)           2,675
                                                                                        ---------        ---------        ---------

Cash flows (used in) provided by investing activities:
   Purchases of property, plant and equipment                                             (26,716)         (25,927)         (81,392)
   Discontinued operations                                                                     --               --          (17,011)
   Cash received on sale of assets                                                         43,000          177,542               --
   Loans to related companies                                                                  --               --          (44,071)
   Purchase of concessions                                                                     --               (1)              --
   Investments in equity and cost investments                                                  --           (1,788)         (20,082)
                                                                                        ---------        ---------        ---------
                    Net cash (used in) provided by  investing activities                   16,284          149,826         (162,556)
                                                                                        ---------        ---------        ---------

Cash flows (used in) provided by financing activities:
   Bank loans                                                                              26,752            6,661           14,549
   Capital contributions                                                                       --               --           99,847
   Loans from shareholders                                                                 25,219           63,695          126,084
   Loans to related companies                                                             (19,205)              --               --
   Repayments of loans from shareholders                                                  (37,342)         (11,430)              --
   Repayments of loans to related companies                                                 8,951            2,180           31,429
   Repayments of loans from related companies                                                  --               --          (83,696)
   Repayment of loans from banks                                                          (17,375)        (191,948)         (27,924)
                                                                                        ---------        ---------        ---------
                    Net cash (used in) provided by financing activities                   (13,000)        (130,842)         160,289
                                                                                        ---------        ---------        ---------

Effect of exchange rate changes                                                            (1,759)              --               --
                                                                                        ---------        ---------        ---------

Net increase (decrease) in cash and cash equivalents                                         (337)             549              408
Cash and cash equivalents at beginning of the period                                        1,946            1,397              989
                                                                                        ---------        ---------        ---------
                    Cash and cash equivalents at end of the period                      $   1,609        $   1,946        $   1,397
                                                                                        =========        =========        =========
Supplemental cash disclosure:
   Cash paid for interest                                                               $   6,073        $  15,784        $  31,712
                                                                                        =========        =========        =========

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)

                                                                             Year Ended December 31,
                                                                     ----------------------------------------
                                                                        2000           1999           1998
                                                                     ---------      ---------       ---------
Supplemental noncash financing and investing activities:
    Accrued interest on related company loans refinanced
        As principal balance                                         $  27,808      $  (3,835)      $  10,930

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)


1.   The Company and its principal operations

     The consolidated financial statements have been prepared to reflect the consolidated results of TEVECAP S.A. and its subsidiaries (the "Company").

     TEVECAP S.A. is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

     As of December 31, 2000, Abril S.A. ("Abril"), a printing and distribution company, was the majority shareholder of the Company.

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

2.1. Basis of presentation and consolidation (Continued)

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

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


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

2.3. Currency remeasurement

     As of January 1, 2000, based on the changes in the Company's capital and operational structure, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was made based on the premises of the Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Transactions", since currently a substantial portion of Company's business is now conducted in Brazilian reais.

     Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues and expenses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported as currency translation adjustments in shareholders' deficit.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.4  Consolidated financial statements

     The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                   Ownership Interest as of
                                                                         December 31,
                                                                     --------------------
                                                                       2000         1999
                                                                     -------      -------
     Owned Systems
          TVA  Distribuidora S.A.                                    100.00%      100.00%
          TVA Sistema de Televisao S.A.                               98.00%       98.00%
          TVA Sul Parana Ltda.                                        86.00%       86.00%
          CCS Camboriu Cable Systems de Telecomunicacoes Ltda.        51.60%       51.60%
          TVAPar S.A.                                                100.00%      100.00%
          Rede Ajato Ltda. (b)                                       100.00%      100.00%

     License Subsidiary
          Comercial Cabo TV Sao Paulo Ltda. (a)                      100.00%      100.00%
          Ype Radio e Televisao Ltda.                                100.00%      100.00%
          TVA Sistema de Televisao de Porto Alegre S.A.              100.00%      100.00%

     Programming Ventures
          TVA Programadora Ltda.                                     100.00%      100.00%
          TVA Channels Ltda.                                         100.00%      100.00%
          TVA Inc                                                    100.00%          --
          TVA Overseas Ltd.                                          100.00%          --
          TVA Communications Ltd.                                    100.00%      100.00%
          TVA Communications Aruba N.V.                              100.00%      100.00%

a. 0.00149% of the common shares in this entity are owned by the controlling shareholder of the parent company pursuant to local legislative requirements.

b. On August 1, 1999, the company Rede Ajato Ltda. was created to operate in the high-speed internet market.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


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

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 2000 and 1999 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

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

     o The fair value of Senior Notes represents 90% of its carrying value as of December 31, 2000.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


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

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.13  Revenue recognition

      Hook-up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenue, and the related selling costs are expensed. Subscription revenues are recognized as earned on an accrual basis.

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

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


3.    Accounts receivable, net

      As of December 31, 2000 and 1999, accounts receivable were comprised of:

                                                           2000          1999
                                                        ---------     ---------

Subscriptions and installation fees                     $  11,368     $  14,375
Advertising                                                 1,022         1,437
Programming                                                   694         1,000
Other                                                       2,248         2,120
Provision for doubtful accounts                            (7,595)      (11,370)
                                                        ---------     ---------

                                                        $   7,737     $   7,562
                                                        =========     =========

4.    Inventories, net

      As of December 31, 2000 and 1999, inventories were comprised of:

                                                           2000          1999
                                                        ---------     ---------

Materials and supplies                                  $  15,645     $  13,431
Imports in transit                                            226           617
Provision for obsolescence                                 (3,370)       (3,735)
                                                        ---------     ---------

                                                        $  12,501     $  10,313
                                                        =========     =========

5.    Prepaid and other assets

      As of December 31, 2000 and 1999, prepaid expenses were comprised of:

                                                           2000          1999
                                                        ---------     ---------

Advances to suppliers                                   $   1,107     $   1,088
Prepaid meals and transportation                              227           106
Advances for imports                                        1,437          --
Debt issuance costs                                           220           220
Other                                                       1,072         2,198
                                                        ---------     ---------

                                                        $   4,063     $   3,612
                                                        =========     =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.    Related party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2000 and 1999 and for the three years ended December 31, 2000:

                                                          December 31,
                                                   --------------------------
                                                      2000            1999
                                                   ----------      ----------

     Abril S.A
          Accounts receivable                      $        1      $       47
          Loans receivable                             11,481              --
          Accounts payable                                 --             291

     Editora Abril S.A
         Accounts receivable                       $       49      $       --
         Loans payable                                141,122         137,168
         Accounts payable                                 250              --

     Canbras TVA Cabo Ltda
         Accounts receivable                       $       --      $       11
         Loans receivable                               5,892           5,799
         Accounts payable                                   7              --

     Others
         Accounts receivable                       $       46      $       97
         Loans receivable                                 159             174
         Accounts payable                                  15              27

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.    Related-party transactions (Continued)

                                              2000        1999         1998
                                           ---------   ---------    ---------

     Abril S.A
        Net interest expense               $  29,690   $  (3,835)   $  17,154
        Printing costs                         2,763       1,447        3,301

     TV Filme Inc.
        Programming revenue                $      --   $    (184)   $  (3,010)

     Canbras TVA Cabo Ltda
        Programming revenue                $      --   $    (216)   $  (2,185)

     California Broadcast Center L.L.C
        Net interest income                $      --   $    (197)   $    (769)

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.44% to 1.19% per month as of December 31, 2000 (2.17 % to 1.58% per month as of December 31, 1999).

      TEVECAP S.A. has a credit facility with Abril S.A. under which TEVECAP S.A. is allowed to borrow up to $60,000 on a revolving basis until December 1999. Since June 1996, TEVECAP S.A., has from time to time requested, and Abril S.A. has provided, funding in excess of the aggregate maximum principal amount. As of December 31, 2000 $141,122 was drawn down under the facility. The credit facility is subject to a variable interest rate of 1.90% to 1.63% per month as of December 31, 2000 (2.51% to 1.97% per month as of December 31, 1999).

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.    Related-party transactions (Continued)

      Additionally, Abril S.A. provided a guarantee for equipment imported by TVA Sistema de Televisao S.A., TV Filme Inc. ("TV Filme") and TVA Sul Parana Ltda. The amount outstanding pursuant to this guarantee as of December 31, 2000 was $25,500. The Company and Falcon Internacional Communications Services Inc., one of the Company's shareholders, signed a consulting service agreement in April 1996 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $ 200 per annum.

      Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

7.    Other accounts receivable

      As of December 31, 2000 and 1999, other accounts receivable were comprised of:

                                                          2000          1999
                                                        --------      --------

     Galaxy Brasil Ltda                                 $  1,265      $  2,015
     TVA Banda C Ltda                                        945           471
     ESPN do Brasil Ltda                                      25           145
     Multithematiques - Sale of Eurochannell               4,036            --
     Tax recoverable                                         802         1,246
     Other                                                 1,740         1,619
                                                        --------      --------

                                                        $  8,813      $  5,496
                                                        ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


8.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 2000 and 1999 are as follows:

                                                                             2000             1999
                                                                         -----------      -----------
     Deferred tax assets:
         Net operating loss carryforwards                                $   102,122      $    74,731
         Provision for obsolescence                                              894              784
         Provision for claims                                                  4,877            8,270
         Provision for decoders                                                  756              673
         Other                                                                 1,458            1,639
                                                                         -----------      -----------

                         Total gross deferred tax asset                      110,107           86,097
                                                                         -----------      -----------

     Deferred tax liability:
         Installation costs                                                       --              (54)
                                                                         -----------      -----------

                         Total gross deferred tax liability                       --              (54)
                                                                         -----------      -----------

                               Net deferred tax asset                        110,107           86,043
                                                                         -----------      -----------

             Less valuation allowance for continuing operations             (110,107)         (86,043)

                                                                         -----------      -----------
                               Net deferred tax asset/liability          $        --      $        --
                                                                         ===========      ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


8.    Income taxes (Continued)

      The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 2000, the Company and subsidiaries have unexpirable accumulated tax losses of $ 300,359.

      The consolidated income tax benefit was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                                              2000          1999            1998
                                                                                           ---------      ---------      ---------
     Income (loss) before income taxes and minority interest                               $ (30,829)     $  69,304      $(149,381)
     Statutory income tax rate                                                                    34%            37%            33%
                                                                                           ---------      ---------      ---------
                                                                                             (10,482)        25,642        (49,296)

     Increase (decrease) in the income tax rate                                               (2,607)        (5,661)            --
     Unallowable amortization                                                                   (254)          (349)          (724)
     Deferred charges amortization                                                            (2,415)        (2,750)        (3,972)
     Translation loss on tax losses                                                            6,552         34,209          4,902
     Installation materials depreciation                                                          --            867           (125)
     Equity in (gain) losses of affiliate                                                    (28,463)           219          4,006
     Net loss of TVA Overseas Ltd.                                                             1,093             --             --
     Net loss of TVA Communication Aruba                                                          --            122            139
     (Deductible) taxable devaluation gain (loss) for Brazilian Statutory Purposes                --        (27,839)       (11,351)
     Depreciation                                                                              4,371          9,300          4,988
     Write-off of assets related to cancellations of subscriptions and decoders                  165          8,864             --
     Net loss of merged companies                                                                 --             --          1,273
     Other                                                                                     5,590         (3,326)         3,458
                                                                                           ---------      ---------      ---------
     Net income tax expense (benefit) for the period                                         (26,450)        39,298        (46,702)
     Tax loss carryforward used                                                                4,903             --             --
     Increase (decrease) in valuation allowance for continuing operations                     24,064        (39,192)        27,891
     Increase in valuation allowance for discontinued operations                                  --             --         18,835
                                                                                           ---------      ---------      ---------
                                                                                           $   2,517      $     106      $      24
                                                                                           =========      =========      =========

      Income tax payable represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


9.    Investments

      Investments as of December 31, 2000 and 1999 were comprised of:

                                                                         Percentage
                                                                          of Control         2000            1999
                                                                         -----------      ----------      ----------
     Joint ventures and equity basis investments:
          HBO Brazil Partners Ltda                                            24                  --           2,190
                                                                                          ----------      ----------
                                                                                          $       --      $    2,190
                                                                                          ==========      ==========
     Liability to fund joint ventures and Equity basis investments:
                 Canbras TVA Cabo Ltda                                        36          $    7,938      $    5,934
                                                                                          ----------      ----------
                                                                                          $    7,938      $    5,934
                                                                                          ==========      ==========
     Concessions, net:
           Stations in South of Brazil                                                    $    7,908      $    8,646
           Ype Radio e Televisao Ltda. concessions                                             5,822           6,363
           Comercial Cabo Ltda                                                                 1,803           1,970
           Other                                                                                  60              66
           Amortization                                                                       (7,674)         (6,679)
                                                                                          ----------      ----------
                                                                                          $    7,919      $   10,366
                                                                                          ==========      ==========

a) In July 28, 2000, the Company concluded the sale of this interest at HBO Brazil Partners, generating a gain of $40,454, accounted for as nonoperating income.

b) As of December 31, 1999, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of $10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these Noteholders received (i) a $25 million cash payment, (ii) $35 million in new five-year 12% notes and (iii) 80% of the new common shares of the reorganized company. As a result of this agreement the company's interest in TV Filme was reduced to less than 1%. Accordingly, as of December 31, 1999 the Company write off the amount of this investment.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


10.   Property, plant and equipment, net

      As of December 31, 2000 and 1999, property, plant and equipment were comprised of:

                                                  Annual
                                               Depreciation                   December 31,
                                                   Rate              -------------------------------
                                                    %                    2000                1999
                                               -----------           -----------         -----------
     Reception equipment                            20               $   116,519         $   121,250
     Cable plant                                    10                    79,854              85,207
     Machinery and equipment                        10                    58,386              58,823
     Decoders                                       10                    72,710              72,294
     Leasehold improvements                         25                     2,891               3,020
     Furniture and fixtures                         10                     1,871               1,989
     Premises                                       10                     3,901               4,040
     Vehicles                                       20                     2,592               2,900
     Software                                       20                     5,751               2,225
     Tools                                          10                       838                 878
     Building                                       4                      3,462               3,784
                                                                     -----------         -----------
                                                                         348,775             356,410

     Trademarks, patents and others                                          164                 186
     Telephone line use rights                                             2,545               2,995
     Other                                                                 1,070               1,120
     Accumulated depreciation                                           (170,440)           (149,020)
     Fixed assets in transit                                                 397                  38
                                                                     -----------         -----------

                                                                     $   182,511         $   211,729
                                                                     ===========         ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


11.   Loans

      As of December 31, 2000 and 1999, loans were comprised of:

     December 31, 2000                                Short-term    Long-term
                                                      ---------     ---------

     Senior Notes due 2004 (a)                        $     572     $  48,022
     Bank loans                                           6,021         1,669
     Participation Certificates (b)                      26,478            --
                                                      ---------     ---------

                                                      $  33,071     $  49,691
                                                      =========     =========

     December 31, 1999                                $   8,492     $  57,446
                                                      =========     =========

a. On November 26, 1996, Tevecap S.A. raised funds in foreign markets through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap S.A.'s subsidiaries. Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

      On July 28, 1999, the subsidiary TVA Communications Ltd. (TVAICO) repurchased in the foreign market the Company's Senior Notes at a price of US$131,201. The purchase was made at 35% less than the carrying value of the notes, which resulted in an extraordinary gain of US$70,692 (US$53,857 net of bank fees and amortization of debt issuance cost). As a consequence of this event, from the total amount of US$250,000 of Senior Notes issued, US$201,978 is kept in the portfolio for future placement in the secondary market.

      At the time the Senior Notes were repurchased the Company obtained consent from the remaining noteholders to eliminate the majority of the restrictive covenants in the Senior Notes agreements.

      Debt issuance costs associated with the 12.625% senior notes amounted to $9,241 and are being amortized over the term of the senior notes. Amortization costs for the year ended December 31, 2000 amounted to $ 219.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


11.   Loans (Continued)

b. On February 7, 2000, the Company, through a its wholly-owned subsidiary, TVA Overseas Ltd. raised funds in foreign markets through a private placement of $25,500, 11.5% guaranteed participation certificates ("the participation certificates") maturing on August 6, 2001. Each participation certificate represents a fractional undivided interest in a $25,500 promissory note ("the GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Company's entire equity interest in Galaxy Brasil and TVA Banda C. Holders of the participation certificates, however, have no recourse to GLA for any amounts payable under the participation certificates or the GLA Promissory Note.

      Annual maturities of long-term debt are as follows:

               2002                   $    1,669
               2003                           --
               2004                       48,022
                                      ----------

                     Total            $   49,691
                                      ==========

12.   Other accounts payable

      As of December 31, 2000 and 1999, other accounts payable were comprised of:

                                                          2000         1999
                                                        --------     --------

     Accounts payable to related companies              $    272     $    318
     Advertising                                              --           85
     Importation expenses payable                             71          116
     Other                                                 1,620        2,118
                                                        --------     --------

                                                        $  1,963     $  2,637
                                                        ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


13.   Taxes payable other than income taxes

      As of December 31, 2000 and 1999, taxes payable other than income taxes were comprised of:

                                                     2000            1999
                                                  ----------      ----------

     COFINS                                       $      564      $   11,082
     ICMS                                             19,225          13,091
     PIS                                               2,458           4,290
     Tax Recovery Program - REFIS                     12,229              --
     Other                                               449             284
                                                  ----------      ----------

                                                      34,925          28,747
                                                  ==========      ==========

     ( - ) current liabilities                        (5,457)         (5,969)
                                                  ----------      ----------

                                                  $   29,468      $   22,778
                                                  ==========      ==========

      As a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities on the negotiation date referring to taxes that were accrued as a charge to the gain determined on the sale of interest in these companies. The balance related to these taxes as of December 31, 2000 is US$8,103 (US$7,534 as of December 31,
      1999).

      On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, TEVECAP is able to finance its taxes payable (US$2,177) to the Federal Government for five years and its subsidiaries are able to pay such taxes (US$11,138) based on 1.2% of their monthly revenues. Based on their revenue projections, the approximate timing for paying the total account is about 5 years. The restatement of the tax payable included in the REFIS is made based on the TJLP (Brazilian long-term interest rate).

      During year 2000, the Company also renegotiated with the Sao Paulo State Government the ICMS due. Based on the agreement, the Company will finance its taxes payable for five years.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


14.   Other nonoperating, income (expenses), net

                                                                        2000          1999           1998
                                                                      ---------     ---------     ---------
     Extraordinary losses on transmission rights                      $      --     $      --     $  (2,690)

     Capital gain (loss) on :
           Sale of HBO Brazil Partners                                   40,454            --            --
           Sale of channel Eurochannel                                    6,865            --            --
           Sale of DTH operation                                           (432)      125,873            --
           Sale of ESPN do Brasil Ltda                                                 (2,139)           --

     Write-off of investment in TV Filme Inc                                 --        (6,668)           --

     Write-off of assets related to cancellations of subscriptions
                                                                         (4,656)      (18,407)           --

     Write-off of decoders - Digisat sale                                    --       (31,529)           --

     Other                                                               (2,638)       (2,248)       (1,543)

                                                                      ---------     ---------     ---------

                                                                      $  39,593     $  64,882     $  (4,233)
                                                                      =========     =========     =========

15.   Leased assets and commitments

      The Company has rented its office space through the year 2005. As of December 31, 2000, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $7,360, as follows:

                    2001                $   1,472
                    2002                    1,472
                    2003                    1,472
                    2004                    1,472
                    2005                    1,472
                                        ---------

                           Total        $   7,360
                                        =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


16.   Common stock

      Common stock as of December 31, 2000 and 1999 was comprised of:

                                                       2000                                1999
                                          ------------------------------------------------------------------
                                               US$             Shares              US$              Shares
                                          ------------      ------------      ------------      ------------
     Redeemable common stock
        (including accretion)             $    151,260        85,637,526      $    178,002        85,637,526
                                          ------------      ------------      ------------      ------------

     Paid-in capital                      $    242,342       140,700,759      $    242,342       140,700,759
                                          ============      ============      ============      ============

      a)    Common stock subject to redemption

      As of December 31, 2000 and 1999, 37.7% of the common stock of Tevecap S.A. was subject to an Event Put, i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that TEVECAP S.A. purchase all or a portion of its shares, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded. In addition, as of December 31, 2000 and 1999, 12.3% of these shares are also subject to a Time Put whereby, pursuant to the Stockholders' Agreement, Falcon International Communications may demand that TEVECAP S.A. buy all or a portion of Falcon's shares of capital stock held in TEVECAP S.A. if such shares are not publicly registered, listed or traded by September 22, 2002.

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

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


16.   Common stock (Continued)

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

      The Common Shares subject to the Time Put are redeemable at fair value as determined by appraisal or by a multiple of the Company's most recent quarterly earnings. The Company has recorded a reversal on these shares to fair market value of $26,742 with respect to the year ended December 31, 2000.

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

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


18.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $262 for the year ended December 31, 2000 ($201 in 1999 and $511 in 1998).

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

      In 2000, contributions made by TEVECAP S.A. and certain affiliates of Associacao Abril de Beneficios amounted to $939 ($933 in 1999 and $2,046 in 1998).

20.   Supplementary information - valuation and qualifying accounts and reserves

                                                                                 Provision
                                            Provision                               For          Deferred
                                                For                               Decoders       Taxation           Provision
                                             Doubtful        Provision for          And          Valuation             For
                                             Accounts        Obsolescence        Equipment       Allowance           Claims
                                           -----------        -----------       -----------     -----------        -----------
Balance as of December 31, 1997            $   7,767         $   3,120         $   4,445         $  78,509         $   4,804
Additions charged to expense                   3,407                10             1,930            46,726             1,617
                                           ---------         ---------         ---------         ---------         ---------
Balance as of December 31, 1998            $  11,174         $   3,130         $   6,375         $ 125,235         $   6,421
Additions charged to expense                     196               605                --                --                --
Reduction                                         --                --            (6,375)          (39,192)           (4,004)
                                           ---------         ---------         ---------         ---------         ---------
Balance as of December 31, 1999            $  11,370         $   3,735         $      --         $  86,043         $   2,417
Additions charged to expense                      --                                                24,064               129
Reduction                                     (3,775)             (365)               --                --                --
                                           ---------         ---------         ---------         ---------         ---------
Balance as of December 31, 2000            $   7,595         $   3,370         $      --         $ 110,107         $   2,546
                                           =========         =========         =========         =========         =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


21.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 2000. As of December 31, 2000 the Company has no operations with hedging activities.

22.  Segments of Business

     Tevecap's corporate structure was completed by dividing the Company into three distinct operating divisions (two for 1999 and 1998):

     a.   Pay Tv;

     b. Programming which concentrates Tevecap's programming interest at TVA Channels Ltda.;

     c. Internet which concentrates Tevecap's internet interests at Rede Ajato Ltda. (internet access) and its broadband infrastructure operations.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

December 31, 2000

                                                               Pay             Programming         Internet           TOTAL
                                                               Tv
Net Revenue                                                    106,475             2,325             1,800           110,600
Operating Expenses                                              73,333             4,177            13,707            91,217
Depreciation and Amortization                                   41,998               805               487            43,290
                                                              --------          --------          --------          --------
Operating Loss                                                  (8,856)           (2,657)          (12,394)          (23,907)

Interest expense, net                                          (44,254)             (273)               16           (44,511)
Equity income (losses) affiliates                               (2,004)               --                --            (2,004)
Other Nonoperating                                              (2,166)           41,740                19            39,593
                                                              --------          --------          --------          --------
Income (loss) before Income taxes                              (57,280)           38,810           (12,359)          (30,829)

  And minority interest

Income Tax                                                      (2,517)               --                --            (2,517)
Minority interest                                                  491                --                --               491
                                                              --------          --------          --------          --------
Net Income (loss) before extraordinary item                    (59,306)           38,810           (12,359)          (32,855)
Extraordinary item - gain on debt repurchase                        --                --                --                --
                                                              --------          --------          --------          --------
Net income (loss)                                              (59,306)           38,810           (12,359)          (32,855)
                                                              ========          ========          ========          ========

Capital Expenditures                                            24,232                19             2,465            26,716
Total assets                                                   230,016            45,747             3,594           279,357

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


22.  Segments of Business (Continued)

December 31, 1999

                                                           Pay Tv            Programming            TOTAL
                                                         -----------         -----------         -----------
Net Revenue                                                   99,007               4,409             103,416
Operating Expenses                                            65,351               6,482              71,833
Depreciation and Amortization                                 55,566               1,313              56,879
                                                         -----------         -----------         -----------
Operating Loss                                               (21,910)             (3,386)            (25,296)

Interest expense, net                                        (19,138)                237             (18,901)
Equity income (losses) affiliates                             (4,909)               (329)             (5,238)
Other Nonoperating                                            64,892                 (10)             64,882
                                                         -----------         -----------         -----------
Income (loss)  before Income taxes                            18,935              (3,488)             15,447

  And minority interest

Income Tax                                                      (106)                 --                (106)
Minority interest                                                678                  --                 678
                                                         -----------         -----------         -----------
Net Income (loss) before extraordinary item                   19,507              (3,488)             16,019

Extraordinary item - gain on debt repurchase                  53,857                  --              53,857
                                                         -----------         -----------         -----------
Net income (loss)                                             73,364              (3,488)             69,876
                                                         ===========         ===========         ===========

Capital Expenditures                                          25,878                  49              25,927
Total assets                                                 280,550               9,398             289,948

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

December 31, 1998

                                                                                         Total
                                                                                       Continuing      Discontinued
                                                    Pay Tv           Programming       Operations      Operations (DTH)     TOTAL
                                                    ------           -----------       ----------      ----------------     -----
Net Revenue                                         134,577            30,071           164,648           176,259           340,907
Operating Expenses                                  118,313            33,500           151,813           162,612           314,425
Depreciation and Amortization                        45,523             2,584            48,107            39,185            87,292
                                                   --------          --------          --------          --------          --------
Operating Income (Loss)                             (29,259)           (6,013)          (35,272)          (25,538)          (60,810)

Interest expense, net                               (44,868)              (96)          (44,964)          (27,652)          (72,616)
Equity income (losses) affiliates                    (1,119)          (11,020)          (12,139)               --           (12,139)
Other Nonoperating                                   (2,683)           (1,550)           (4,233)              417            (3,816)
                                                   --------          --------          --------          --------          --------
Loss before Income Taxes
                                                    (77,929)          (18,679)          (96,608)          (52,773)         (149,381)

  And minority interest

Income Tax                                              (24)               --               (24)               --               (24)
Minority interest                                     1,338                --             1,338                --             1,338
                                                   --------          --------          --------          --------          --------
Net Loss                                            (76,615)          (18,679)          (95,294)          (52,773)         (148,067)

                                                   ========          ========          ========          ========          ========
Capital Expenditures                                 79,978             1,414            81,392            61,967           143,359
Total assets                                        435,576            12,351           447,927           217,654           665,581

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries

     TEVECAP S.A. conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ype Radio and Televisao Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisao Porto Alegre.

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

     The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

     a) Wholly-Owned Guarantor Subsidiaries

        -     TVA Distribuidora S.A.
        -     TVA Programadora Ltda.
        -     TVA PAR S.A.
        -     TVA Communications Ltd.
        -     Comercial Cabo TV Sao Paulo Ltda.

     b) Majority-Owned Guarantor Subsidiaries

        -     TVA Sistema de Televisao S.A.
        -     TVA Sul Parana Ltda.
        -     CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

     c) Non-Guarantor Subsidiaries

          -    TVA Communications Aruba N.A.

          -    TVA TCG Sistema de Televisao de Porto Alegre S.A.

          -    Rede Ajato Ltda.

          -    TVA Channels Ltda.

          -    Ype Radio e Televisao Ltda.

          -    TVA Overseas Ltd.

          -    TVA Inc

     Separate financial statements for TVA Sistema de Televisao S.A. have been presented as of December 31, 2000 and 1999 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000.

     During 1999, TVA Sul Participacoes S.A, TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda. were merged into TVA Sul Parana Ltda.

     Separate financial statements for TVA Sul Parana Ltda have been presented as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholder's equity and cash flows for each of three years in the period ended December 31, 2000.

     Separate financial statements for CCS Camboriu Cable System
     Telecomunicacoes Ltda. as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholder's equity and cash flows for each of three years in the period ended December 31, 2000.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                                                   Consolidated Balance Sheets
                                                                    as of December 31, 2000

                                                       Wholly-       Majority-
                                                        Owned          Owned           Non-
                                         Parent        Guarantor     Guarantor       guarantor
 Assets                                  company      Subsidiaries   Subsidiaries   subsidiaries    Eliminations    Consolidated
                                       -----------    ------------   ------------   ------------    ------------    ------------
Current assets
   Cash and cash equivalents           $        26    $        22    $       256    $     1,305     $        --     $     1,609
   Accounts receivable, net                     --             --          8,919            990          (2,172)          7,737
   Inventories, net                             --             --         12,501             --              --          12,501
   Prepaid and other assets                    780             --          2,938            345              --           4,063
   Accounts receivable from related
      parties                                  674              3          2,535          3,181          (6,297)             96
   Promissory note                              --             --             --         27,744                          27,744
   Other accounts receivable                 1,636         40,658          6,987            190         (40,658)          8,813
                                       -----------    -----------    -----------    -----------     -----------     -----------

          Total current assets               3,116         40,683         34,136         33,755         (49,127)         62,563
                                       -----------    -----------    -----------    -----------     -----------     -----------

Property, plant and equipment, net              10            325        179,307          5,856          (2,987)        182,511
Investments
   Equity basis                            180,576         42,368             --             --        (222,944)             --
   Concessions, net                             --          3,460          4,459             --              --           7,919
Loans to related companies                 527,513        455,364             --         58,928      (1,024,273)         17,532
Debt Issuance costs, net                       640             --             --             --              --             640
Dividends receivable                        46,325             --             --             --         (46,325)             --
Judicial deposits                                         201,978          7,934            258        (201,978)          8,192
                                       -----------    -----------    -----------    -----------     -----------     -----------

          Total assets                 $   758,180    $   744,178    $   225,836    $    98,797     $(1,547,634)    $   279,357
                                       ===========    ===========    ===========    ===========     ===========     ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                                                      Consolidated Balance Sheets
                                                                        as of December 31, 2000

                                                             Wholly-        Majority-
                                                              Owned          Owned           Non-
                                               Parent        Guarantor      Guarantor      Guarantor
    Liabilities and Shareholders' Equity      Company       Subsidiaries   Subsidiaries   Subsidiaries    Eliminations  Consolidated
                                              -------       ------------   ------------   ------------    ------------  ------------
Current Liabilities
   Loans                                             572             --          6,021         26,478             --         33,071
   Film suppliers                                     --             --          5,103             19             --          5,122
   Other suppliers                                   526             --          9,093          1,557         (2,172)         9,004
   Taxes payable other than income taxes           1,858             --          3,439            160             --          5,457
   Accrued payroll and related liabilities            --             --          1,940            530             --          2,470
   Advance payments received from subscribers         --             --            247              6             --            253
   Other accounts payable                         40,811             49          5,308          2,750        (46,955)         1,963
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total current liabilities               43,767             49         31,151         31,500        (49,127)        57,340
                                              ----------     ----------     ----------     ----------     ----------     ----------

Long-term liabilities
   Loans                                         250,000             --          1,669             --       (201,978)        49,691
   Loans from related companies                  151,732        506,460        465,699         41,504     (1,024,273)       141,122
   Taxes payable other than income taxes           8,468             --         20,664            336             --         29,468
   Provision for claims                               --             --          2,022            524             --          2,546
   Dividends payable                                  --         46,325             --             --        (46,325)            --
   Liability to fund equity investee             299,738        298,249             --             --       (590,049)         7,938
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total long-term liabilities            709,938        851,034        490,054         42,364     (1,862,625)       230,765
                                              ----------     ----------     ----------     ----------     ----------     ----------

Minority interest                                     --             --          2,041             --             --          2,041
Redeemable common stock, no par value            151,260             --             --             --             --        151,260
Shareholders' deficit
   Paid-in capital                               241,629         87,247         55,040         11,260       (152,834)       242,342
    Accumulated other comprehensive loss
       Cumulative translation adjustment          (2,999)        11,695         27,913         (3,894)       (34,270)        (1,555)
   Accumulated deficit                          (385,415)      (205,847)      (380,363)        17,567        551,222       (402,836)
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total shareholders' deficit           (146,785)      (106,905)      (297,410)        24,933        364,118       (162,049)
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total liabilities and shareholders'
                  Deficit                        758,180        744,178        225,836         98,797     (1,547,634)       279,357
                                              ==========     ==========     ==========     ==========     ==========     ==========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                                         Consolidated Statements of Operations
                                         for the year ended December 31, 2000

                                                           Wholly-     Majority-
                                                            Owned       Owned       Non-
                                               Parent      guarantor   Guarantor  Guarantor
                     Description              Company     Subsidiaries            Subsidiaries  Eliminations  Consolidated
                                              -------     ------------ ---------  ------------  ------------  ------------
Gross revenues
    Monthly subscriptions                                                 96,140         994                   97,134
    Installation                                                             901          67                      968
    Advertising                                                            2,505         242                    2,747
    Indirect programming                                                     689       2,475                    3,164
    Other                                                                 21,258          46      (1,255)      20,049
    Taxes on revenue                                                     (13,130)       (332)                 (13,462)
                                                --------    --------    --------    --------    --------     --------
Net revenue                                                              108,363       3,492      (1,255)     110,600
                                                --------    --------    --------    --------    --------     --------

Direct operating expenses
    Payroll and benefits                                                   6,522       3,373                    9,895
    Programming                                                           25,994       1,346                   27,340
    Transponder lease cost                                                 2,283         218                    2,501
    Technical assistance                                                   2,415          --                    2,415
    Vehicle rentals                                                           84          --                       84
    TVA Magazine                                                           2,679        (104)                   2,575
    Pole rental                                                            3,535          --                    3,535
    Other costs                                                            6,285       2,954                    9,239
                                                --------    --------    --------    --------    --------      -------
                                                                          49,797       7,787                   57,584
                                                --------    --------    --------    --------    --------      -------
Selling, general and administrative expenses
    Payroll and benefits                                                  13,817       1,125                   14,942
    Advertising and promotion                                              5,193       2,473                    7,666
    Rent                                                                   1,935          87                    2,022
    Other general and administrative expenses      1,181                   7,627       1,815       1,255        9,368
                                                --------    --------    --------    --------    --------      -------
                                                   1,181                  28,572       5,500       1,255       33,998
                                                --------    --------    --------    --------    --------      -------
Provision for equipment and inventory
     Obsolescence                                                 --        (365)         --          --         (365)
Depreciation                                                      --      40,783       1,290         451       41,622
Amortization                                                     822         846          --          --        1,668

                                                --------    --------    --------    --------    --------      -------
Operating loss                                    (1,181)       (822)    (11,270)    (11,085)        451      (23,907)
                                                --------    --------    --------    --------    --------      -------

Interest income                                    2,124      25,632       1,321       1,865     (25,568)       5,374
Interest expense                                 (63,643)       (195)     (3,725)     (3,074)     25,568      (45,069)
Transaction                                      (21,690)     20,208      (1,414)     (1,920)         --       (4,816)
Equity in (losses) of affiliates                  55,412      22,288          --          --     (79,704)      (2,004)
Other nonoperating (expenses) income, net         (1,685)        (78)        (47)     41,403          --       39,593
                                                --------    --------    --------    --------    --------      -------
Income (loss) before income
        Taxes and minority interest              (30,663)     67,033     (15,135)     27,189     (79,253)     (30,829)
Income taxes                                      (2,244)                   (273)                              (2,517)
                                                --------    --------    --------    --------    --------      -------
Income (loss) before minority
        Interest                                 (32,907)     67,033     (15,408)     27,189     (79,253)     (33,346)
Minority interest                                                            491                                  491
                                                --------    --------    --------    --------    --------      -------

Net income (loss)                                (32,907)     67,033     (14,917)     27,189     (79,253)     (32,855)

                                                ========    ========    ========    ========    ========      =======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                                Consolidated Statement's of Cash Flows
                                                 for the year ended December 31, 2000

                                                                     Wholly-     Majority-       Non-
                                                           Parent     Owned        Owned       Guarantor
                                                          Company  Subsidiaries Subsidiaries Subsidiaries Eliminations  Consolidated
                                                          -------  ------------ ------------ ------------ ------------  ------------
Cash flows from operating activities:
Net loss                                                   (32,907)      67,033      (14,917)      27,189      (79,253)     (32,855)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                                                       40,783        1,290         (451)      41,622
   Amortization                                                             822          846                                  1,668
   Amortization of debt issuance cost                          219                                                              219
   Provision for doubtful accounts                                                    (3,771)          (4)                   (3,775)
   Provision for equipment and inventory
     obsolescence                                                                       (365)                                  (365)
   Provision for claims                                                                  209          (80)                      129
   Minority interest                                                                    (745)                      254         (491)
   Disposal and write-off of property, plant and
     equipment                                                                         2,046        1,493       (1,493)       2,046
   Gain on sales of assets                                                                        (40,454)                  (40,454)
   Write-off of investments                                              (5,124)                    5,132                         8
   Equity in losses of affiliates                          (55,412)     (22,288)                                 79,704       2,004
Changes in operating assets and liabilities:
   Film exhibition rights                                                                           1,278                     1,278
   Accounts receivable                                                                 2,472         (494)       1,622        3,600
   Prepaid and other assets                                    354                      (473)        (332)                     (451)
   Promissory notes                                         25,500                                (25,500)                       --
   Other accounts receivable                                   904           64       (8,818)      (3,327)       2,688       (8,489)
   Accrued interest                                         56,734      (25,500)       1,885         (502)          (2)      32,615
   Inventories                                                                        (1,823)                                (1,823)
   Suppliers                                                  (281)          (1)        (671)        (531)      (1,764)      (3,248)
   Taxes payable other than income taxes                     2,445                     3,548          185                     6,178
   Accrued payroll and related liabilities                                                72            9                        81
   Advances received from subscribers                                                   (686)           1                      (685)
   Other accounts payable                                       11           12        2,012         (163)      (2,546)        (674)
                                                          --------     --------     --------     --------     --------     --------
Net cash (used in) provided by operating
    activities                                              (2,433)      15,018       21,604      (34,810)      (1,241)      (1,862)
                                                          --------     --------     --------     --------     --------     --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                               (313)     (25,410)      (2,484)       1,491      (26,716)
   Cash received on sale of assets                                                                 43,000                    43,000
   Loans to related companies                              (99,335)     (40,958)                  (58,928)     180,016      (19,205)
   Purchase of concessions
   Investments in equity and cost investments                                (9)                                     9
                                                          --------     --------     --------     --------     --------     --------
Net cash used in investing activities                      (99,335)     (41,280)     (25,410)     (18,412)     181,516       (2,921)
                                                          --------     --------     --------     --------     --------     --------

Cash flows from financing activities:
   Bank loans                                                                          1,252       25,500                    26,752
   Capital contributions                                                 (2,546)                    2,546
   Dividends payable                                        23,597      (23,597)
   Loans from shareholders                                  37,364       92,981       37,106       38,217     (180,449)      25,219
   Repayments of loans from shareholders                   (37,342)     (50,574)     (21,844)      (7,833)      80,251      (37,342)
   Repayments of loans to related companies                 59,355       29,507                                (79,911)       8,951
   Repayments of loans from banks                           (6,060)                  (11,315)                               (17,375)
                                                          --------     --------     --------     --------     --------     --------
Net cash provided by financing activities                   76,914       45,771        5,199       58,430     (180,109)       6,205
                                                          --------     --------     --------     --------     --------     --------

Effect of exchange rate changes                             24,869      (19,497)      (2,918)      (4,047)        (166)      (1,759)
                                                          --------     --------     --------     --------     --------     --------

Net increase (decrease) in cash and cash
    equivalents                                                 15           12       (1,525)       1,161                      (337)
Cash and cash equivalents at beginning of
    the period                                                  11           10        1,781          144                     1,946
                                                          --------     --------     --------     --------     --------     --------
Cash and cash equivalents at end of the period                  26           22          256        1,305                     1,609
                                                          ========     ========     ========     ========     ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                                       Consolidated Balance Sheets
                                                        as of December 31, 1999

                                                          Wholly-        Majority-
                                                           Owned           owned           Non-
                                           Parent         Guarantor       Guarantor      guarantor
 Assets                                    company       Subsidiaries    subsidiaries    subsidiaries   Eliminations    Consolidated
                                          -----------    -----------     -----------     -----------     -----------     -----------
Current assets
Cash and cash equivalents                 $        11    $        10     $     1,781     $       144     $               $     1,946
Accounts receivable, net                                                       7,620             492            (550)          7,562
Inventories, net                                                              10,313                                          10,313
Film exhibition rights                                                                         1,278                           1,278
Prepaid and other assets                        1,134                          2,465              13                           3,612
Accounts receivable from related parties          676              6           2,866             215          (3,608)            155
Judicial deposits                                                                832                                             832
Other accounts receivable                       2,537         15,219           2,812              87         (15,159)          5,496
                                          -----------    -----------     -----------     -----------     -----------     -----------

          Total current assets                  4,358         15,235          28,689           2,229         (19,317)         31,194
                                          -----------    -----------     -----------     -----------     -----------     -----------

Property, plant and equipment, net                 10             12         208,825           6,640          (3,758)        211,729
Investments
   Equity basis                               115,556          7,813                           2,190        (123,369)          2,190
   Cost basis investments                                                                          8                               8
   Concessions, net                                            4,618           5,748                                          10,366
Loans to related companies                    529,964        484,522                                      (1,008,513)          5,973
Debt Issuance costs, net                          859                                                                            859
Dividends receivable                           76,426                                                        (76,426)
Promissory note                                25,500                                                                         25,500
Judicial deposits                                   1        201,978           2,128                        (201,978)          2,129
                                          -----------    -----------     -----------     -----------     -----------     -----------

          Total assets                    $   752,674    $   714,178     $   245,390     $    11,067     $(1,433,361)    $   289,948
                                          ===========    ===========     ===========     ===========     ===========     ===========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                              Consolidated Balance Sheets
                                               as of December 31, 1999

                                                               Wholly-       Majority-
                                                                Owned          Owned          Non-
                                               Parent         Guarantor      Guarantor      Guarantor
        Liabilities and Shareholders' Equity   Company       Subsidiaries   Subsidiaries   Subsidiaries  Eliminations   Consolidated
                                              ----------     ----------     ----------     ----------     ----------     ----------
Loans                                             15,730                         7,920                       (15,158)         8,492
Film suppliers                                        --                         7,143          1,568                         8,711
Other suppliers                                      807              1          7,724            539           (409)         8,662
Taxes payable other than income taxes              1,582                         4,334             53                         5,969
Accrued payroll and related liabilities               --                         1,868            521                         2,389
Advance payments received from subscribers            --                           933              5                           938
Other accounts payable                               142             37          3,296          2,913         (3,751)         2,637
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total current liabilities               18,261             38         33,218          5,599        (19,318)        37,798
                                              ----------     ----------     ----------     ----------     ----------     ----------

Loans                                            250,000                         9,424                      (201,978)        57,446
Loans from related companies                     135,491        507,217        492,334         10,639     (1,008,513)       137,168
Taxes payable other than income taxes              6,299                        16,221            258                        22,778
Provision for claims                                                             1,813            604                         2,417
Dividends payable                                                76,426                                      (76,426)
Liability to fund equity investee                302,242        316,130                                     (612,438)         5,934
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total long-term liabilities            694,032        899,773        519,792         11,501     (1,899,355)       225,743
                                              ----------     ----------     ----------     ----------     ----------     ----------

Minority interest                                                                2,786                                        2,786
Redeemable common stock, no par value            178,002                                                                    178,002
Shareholders' deficit
   Paid-in capital                               241,629         87,247         55,040          8,714       (150,288)       242,342
   Accumulated deficit                          (379,250)      (272,880)      (365,446)       (14,747)       635,600       (396,723)
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total shareholders' deficit           (137,621)      (185,633)      (310,406)        (6,033)       485,312       (154,381)
                                              ----------     ----------     ----------     ----------     ----------     ----------

          Total liabilities and shareholders'
                  Deficit                        752,674        714,178        245,390         11,067     (1,433,361)       289,948
                                              ==========     ==========     ==========     ==========     ==========     ==========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                                           Consolidated Statements of Operations
                                            for the year ended December 31, 1999

                                                                       Wholly-      Majority-
                                                                        owned         Owned       Non-
                                                          Parent       guarantor    Guarantor   Guarantor
                     Description                          Company    Subsidiaries             Subsidiaries Eliminations Consolidated
                                                          --------     --------     --------     --------     --------     --------
Gross revenues
Monthly subscriptions                                                                 93,989           66                    94,055
Installation                                                                           1,872           28                     1,900
Advertising                                                                            1,361          236                     1,597
Indirect programming                                                                     857        2,865                     3,722
Other                                                                                 13,191        1,733                    14,924
Taxes on revenue                                                                     (12,381)        (401)                  (12,782)
                                                          --------     --------     --------     --------     --------     --------
Net revenue                                                                           98,889        4,527                   103,416
                                                          --------     --------     --------     --------     --------     --------

Direct operating expenses
Payroll and benefits                                                                   5,036        2,821                     7,857
Programming                                                                           22,907        1,259                    24,166
Transponder lease cost                                                                 1,449          526                     1,975
Technical assistance                                                                   1,311                                  1,311
Vehicle rentals                                                                          100                                    100
TVA Magazine                                                                           2,162          320                     2,482
Pole rental                                                                            2,935                                  2,935
Other costs                                                  1,754                     1,940        1,118                     4,812
                                                          --------     --------     --------     --------     --------     --------
                                                             1,754                    37,840        6,044                    45,638
                                                          --------     --------     --------     --------     --------     --------
Selling, general and administrative expenses
    Payroll and benefits                                                              10,611          814                    11,425
    Advertising and promotion                                                          2,487        1,158                     3,645
    Rent                                                                               1,958           47                     2,005
    Other administrative expenses                            3,430                     4,106           20                     7,556
    Other general expenses                                                               714          245                       959
                                                          --------     --------     --------     --------     --------     --------
                                                             3,430                    19,876        2,284                    25,590
                                                          --------     --------     --------     --------     --------     --------
Provision for equipment, inventory and
     Obsolescence                                                                        605                                    605
Depreciation                                                                          54,215        1,451         (492)      55,174
Amortization                                                                840          865                                  1,705

                                                          --------     --------     --------     --------     --------     --------
Operating loss                                              (5,184)        (840)     (14,512)      (5,252)         492      (25,296)
                                                          --------     --------     --------     --------     --------     --------

Interest income                                              3,188       26,724       10,692          165      (34,873)       5,896
Interest expense                                           (50,687)      (1,201)      (5,215)         (24)      34,873      (22,254)
Translation gain (loss)                                        (80)        (190)      (2,399)         126                    (2,543)
Equity in (losses) of affiliates                            (9,123)     (78,998)                     (329)      83,212       (5,238)
Other nonoperating (expenses) income, net                   47,574       69,856      (52,538)         (10)                   64,882
Dividends                                                   76,426      (76,426)
                                                          --------     --------     --------     --------     --------     --------
Income (loss) before income
        Taxes and minority interest                         62,114      (61,075)     (63,972)      (5,324)      83,704       15,447
Income taxes                                                                            (106)                                  (106)
                                                          --------     --------     --------     --------     --------     --------
Income (loss) before minority
        Interest                                            62,114      (61,075)     (64,078)      (5,324)      83,704       15,341
Minority interest                                                                        678                                    678
                                                          --------     --------     --------     --------     --------     --------

Income (loss) from continuing operations before
       Extraordinary item                                   62,114      (61,075)     (63,400)      (5,324)      83,704       16,019
                                                          --------     --------     --------     --------     --------     --------

Extraordinary item - gain on debt repurchase                             53,857                                              53,857
                                                          --------     --------     --------     --------     --------     --------

Net income (loss)                                           62,114       (7,218)     (63,400)      (5,324)      83,704       69,876

                                                          ========     ========     ========     ========     ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                               Consolidated Statement's of Cash Flows
                                               for the year ended December 31, 1999

                                                                     Wholly-     Majority-        Non-
                                                           Parent     owned        Owned        Guarantor
                                                          Company  subsidiaries  Subsidiaries Subsidiaries Eliminations Consolidated
                                                          -------  ------------  ------------ ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                                   62,114       (7,218)     (63,400)      (5,324)      83,704       69,876

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                                                      54,215        1,451         (492)      55,174
   Amortization                                                            840          865                                  1,705
   Amortization of debt issuance cost                       5,404                                                            5,404
   Provision for doubtful accounts                                                      162           34                       196
   Provision for equipment and inventory obsolescence                                   605                                    605
   Provision for claims                                                              (3,751)        (253)                   (4,004)
   Minority interest                                                                   (678)                                  (678)
   Disposal and write-off of property, plant and
     equipment                                                                       57,028                                 57,028
   Gain on sale of assets                                 (68,189)     (65,949)                                           (134,138)
   Write-off of investments in TV Filme Inc.                             6,668                                               6,668
   Buy back gain of Senior Notes                                       (70,692)                                            (70,692)
   Equity in losses of affiliates                           9,123       78,998                       329      (83,212)       5,238
Changes in operating assets and liabilities:
   Film exhibition rights                                                                            290                       290
   Accounts receivable                                                               10,207        2,690           24       12,921
   Prepaid and other assets                                 1,171                       133          260                     1,564
   Promissory notes                                       (25,500)                                                         (25,500)
   Other accounts receivable                                 (247)         (61)      (2,533)        (142)       1,785       (1,198)
   Accrued interest                                        46,552      (25,506)      (6,820)         109           (1)      14,334
   Inventories                                                                        3,982                                  3,982
   Suppliers                                                   22            1      (36,551)      (1,280)      11,898      (25,910)
   Taxes payable other than income taxes                    7,877                     6,584           52                    14,513
   Accrued payroll and related liabilities                                           (1,251)        (317)                   (1,568)
   Advances received from subscribers                                                (1,066)           2                    (1,064)
   Other accounts payable                                     (33)           9       (2,443)         722       (1,436)      (3,181)
                                                         --------     --------     --------     --------     --------     --------
Net cash (used in) provided by operating activities        38,294      (82,910)      15,288       (1,377)      12,270      (18,435)
                                                         --------     --------     --------     --------     --------     --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                  (10)                  (24,260)      (1,657)                  (25,927)
   Loans to related companies                             (81,214)     (67,107)        (117)                  148,438
   Cash received on sale of assets                         47,542      130,000                                             177,542
   Purchase of concessions                                                               (1)                                    (1)
   Investments in equity and cost investments                (840)                                (1,788)         840       (1,788)
                                                         --------     --------     --------     --------     --------     --------
Net cash used in investing activities                     (34,522)      62,893      (24,378)      (3,445)     149,278      149,826
                                                         --------     --------     --------     --------     --------     --------

Cash flows from financing activities:
   Bank loans                                                                         6,661                                  6,661
   Capital contributions                                                                             840         (840)
   Dividends payable                                      (76,426)      76,426
   Repayments of loans from shareholders                  (11,430)     (23,387)     (18,571)      (3,971)      45,929      (11,430)
   Loans from shareholders                                 63,695       76,711       63,634        6,306     (146,651)      63,695
   Loans from related companies                                                                    1,788       (1,788)
   Repayments of loans to related companies                39,172       20,988          218                   (58,198)       2,180
   Repayments of loans from banks                         (18,811)    (131,286)     (41,851)                              (191,948)
                                                         --------     --------     --------     --------     --------     --------
Net cash provided by financing activities                  (3,800)      19,452       10,091        4,963     (161,548)    (130,842)
                                                         --------     --------     --------     --------     --------     --------

Net increase (decrease) in cash and cash equivalents          (28)        (565)       1,001          141                       549
Cash and cash equivalents at beginning of the period           39          575          780            3                     1,397
                                                         --------     --------     --------     --------     --------     --------
Cash and cash equivalents at end of the period                 11           10        1,781          144                     1,946
                                                         ========     ========     ========     ========     ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                                          Consolidated Statements of Operations
                                          for the year ended December 31, 1998


                                                                      Wholly-      Majority-
                                                                       owned         owned       Non-
                                                          Parent      guarantor     guarantor  Guarantor
                     Description                          Company   Subsidiaries subsidiaries Subsidiaries Eliminations Consolidated
                                                          -------   ------------ ------------ ------------ ------------ ------------
Gross revenues
Monthly subscriptions                                                                136,278                                136,278
Installation                                                                           2,886                                  2,886
Advertising                                                                            2,649          895                     3,544
Indirect programming                                                                  11,460        8,120                    19,580
Other                                                                                  8,669        6,224                    14,893
Revenue taxes                                                                        (11,540)        (993)                  (12,533)
                                                          --------     --------     --------     --------     --------     --------
Net revenue                                                                          150,402       14,246                   164,648
                                                          --------     --------     --------     --------     --------     --------

Direct operating expenses
Payroll and benefits                                                                  11,669        4,299                    15,968
Programming                                                                           49,531        4,751                    54,282
Transponder lease cost                                                                 1,157        1,179                     2,336
Technical assistance                                                                   1,212                                  1,212
Vehicle rentals                                                                          178                                    178
TVA Magazine                                                                           5,241        1,917                     7,158
Pole rental                                                                            3,247                                  3,247
Other costs                                                                            7,186        1,789                     8,975
                                                          --------     --------     --------     --------     --------     --------
                                                                                      79,421       13,935                    93,356
                                                          --------     --------     --------     --------     --------     --------
Selling, general and administrative expenses
    Payroll and benefits                                                              23,334        1,515                    24,849
    Advertising and promotion                                                          7,829        1,506                     9,335
    Rent                                                                               3,589          387                     3,976
    Other administrative expenses                            2,050           18       13,762          270                    16,100
    Other general expenses                                                             2,085          172                     2,257
                                                          --------     --------     --------     --------     --------     --------
                                                             2,050           18       50,599        3,850                    56,517
                                                          --------     --------     --------     --------     --------     --------
Provision for equipment, inventory and
     Obsolescence                                                                      1,940                                  1,940
Depreciation                                                                          45,541          889          (28)      46,402
Amortization                                                                840          865                                  1,705

                                                          --------     --------     --------     --------     --------     --------
Operating loss from continuing operations                   (2,050)        (858)     (27,964)      (4,428)          28      (35,272)
                                                          --------     --------     --------     --------     --------     --------

Interest income                                             14,635        3,029        6,291           46      (17,283)       6,718
Interest expense                                           (45,031)        (371)     (23,140)        (408)      17,285      (51,665)
Translation gain (loss)                                        101          (46)        (437)         365                       (17)
Equity in (losses) of affiliates                          (323,730)     (55,138)                   (2,082)     368,811      (12,139)
Other nonoperating (expenses) income, net                  206,070     (208,438)        (354)      (1,511)                   (4,233)
                                                          --------     --------     --------     --------     --------     --------
Income (loss) from continuing operations before
       Income taxes and minority interest                 (150,005)    (261,822)     (45,604)      (8,018)     368,841      (96,608)
Income taxes                                                                             (24)                                   (24)
                                                          --------     --------     --------     --------     --------     --------
Income (loss) from continuing operations before
      Minority interest                                   (150,005)    (261,822)     (45,628)      (8,018)     368,841      (96,632)
Minority interest                                                                      1,338                                  1,338
                                                          --------     --------     --------     --------     --------     --------

Income (loss) from continuing operations                  (150,005)    (261,822)     (44,290)      (8,018)     368,841      (95,294)
Loss from discontinued operations                                       (52,970)         197                                (52,773)
                                                          --------     --------     --------     --------     --------     --------

Net income (loss)                                         (150,005)    (314,792)     (44,093)      (8,018)     368,841     (148,067)
                                                          ========     ========     ========     ========     ========     ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                                                Consolidated Statement's of Cash Flows
                                                for the year ended December 31, 1998

                                                                     Wholly-      Majority-      Non-
                                                          Parent      Owned        Owned       Guarantor
                                                         Company   Subsidiaries  subsidiaries Subsidiaries Eliminations Consolidated
                                                         -------   ------------  ------------ ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                                  (150,005)    (314,792)     (44,093)      (8,018)     368,841     (148,067)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                                                       45,541          889          (28)      46,402
   Amortization                                                             840          865                                  1,705
   Amortization of debt issuance cost                        1,550                                                            1,550
   Provision for doubtful accounts                                                     3,407                                  3,407
   Provision for equipment and inventory obsolescence                                  1,940                                  1,940
   Provision for claims                                                                  760          857                    1,617
   Minority interest                                                                  (1,338)                                (1,338)
   Disposal and write-off of property, plant and
     equipment                                                                         1,574                                  1,574
   Discontinued operations                                               52,970         (197)                                52,773
   Equity in losses (earnings) of affiliates               323,730       55,138                     2,082     (368,811)      12,139
Changes in operating assets and liabilities:
   Film exhibition rights                                                              1,291       (1,568)                     (277)
   Accounts receivable                                                                 3,955       (3,216)        (686)          53
   Prepaid and other assets                                   (985)                    9,915         (273)                    8,657
   Other accounts receivable                                  (209)          (1)       1,951         (138)         325        1,928
   Accrued interest                                            257                                      6           (5)         258
   Inventories                                                                         8,680                                  8,680
   Suppliers                                                   784                    (4,080)       3,387        1,840        1,931
   Taxes payable other than income taxes                                               4,083          259                     4,342
   Accrued payroll and related liabilities                                            (2,220)         838                    (1,382)
   Advances received from subscribers                                                  1,965            3                     1,968
   Other accounts payable                                      (82)          28        2,124       (1,293)       2,038        2,815
                                                          --------     --------     --------     --------     --------     --------
Net cash (used in) provided by operating activities        175,040     (205,817)      36,123       (6,185)       3,514        2,675
                                                          --------     --------     --------     --------     --------     --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                (12)     (74,101)      (7,283)           4      (81,392)
   Discontinued Operations                                  14,529      (31,112)        (428)                               (17,011)
   Loans to related companies                             (136,956)     (12,257)        (158)                  105,300      (44,071)
   Investments in equity and cost investments             (254,959)     227,584            4        7,281            8      (20,082)
                                                          --------     --------     --------     --------     --------     --------
Net cash used in investing activities                     (377,386)     184,203      (74,683)          (2)     105,312     (162,556)
                                                          --------     --------     --------     --------     --------     --------

Cash flows from financing activities:
   Bank loans                                                                         14,549                                 14,549
   Principal payments on capital leases
   Capital contributions                                    99,847                                                           99,847
   Loans from related companies                            128,573       21,204       79,671        6,641     (110,005)     126,084
   Repayments of loans to related companies                 68,056          820        7,097                   (44,544)      31,429
   Repayments of loans from related companies              (94,111)        (256)     (34,599)        (453)      45,723      (83,696)
   Repayments of loans from banks                                                    (27,924)                               (27,924)
   Minority interest
                                                          --------     --------     --------     --------     --------     --------
Net cash provided by financing activities                  202,365       21,768       38,794        6,188     (108,826)     160,289
                                                          --------     --------     --------     --------     --------     --------

Net increase (decrease) in cash and cash equivalents            19          154          234            1           --          408
Cash and cash equivalents at beginning of the period            20          421          546            2           --          989
                                                          --------     --------     --------     --------     --------     --------
Cash and cash equivalents at end of the period                  39          575          780            3           --        1,397
                                                          ========     ========     ========     ========     ========     ========

                          TVA SISTEMA DE TELEVISAO S.A.

                          Index to Financial Statements

Contents

                                                                           Page
                                                                           ----

Report of Independent Public Accountants                                   F-47

Balance Sheets as of December 31, 2000 and 1999                            F-48

Statements of Operations for each of the three years in the
   period ended December 31, 2000                                          F-50

Statements of Changes in Shareholders' Deficit for each of the
   three years in the period ended December 31, 2000                       F-51

Statements of Cash Flows for each of the three years in the
   period ended December 31, 2000                                          F-52

Notes to the Financial Statements                                          F-53

Report of Independent Public Accountants

To the Shareholders and Directors of
TVA SISTEMA DE TELEVISAO S.A.

We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2000, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.A. as of December 31, 2000 and 1999, and the related results of its operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen S/C

Sao Paulo, Brazil,

      February 16, 2001

TVA SISTEMA DE TELEVISAO S.A.

Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                              December 31,
                                                          ----------------------
                                                            2000         1999
                                                          --------      --------

                          ASSETS

Current assets
    Cash and cash equivalents                             $    118      $    822
    Accounts receivable, net                                 8,351         6,905
    Inventories, net                                        10,586         7,928
    Prepaid and other assets                                 2,748         2,264
    Judicial deposits                                           --           744
    Accounts receivable from related companies               2,518         3,436
    Other accounts receivable                                6,348         2,539
                                                          --------      --------

                Total current assets                        30,669        24,638
                                                          --------      --------

Property, plant and equipment, net                         147,781       170,246
Judicial deposits                                            5,764         1,106
                                                          --------      --------

                Total assets                              $184,214      $195,990
                                                          ========      ========

TVA SISTEMA DE TELEVISAO S.A.

Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                                     December 31,
                                                               -----------------------
                                                                 2000          1999
                                                               ---------     ---------
LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
    Loans                                                      $   6,021     $   6,681
    Film suppliers                                                 4,562         6,286
    Other suppliers                                                8,503         7,119
    Taxes payable other than income taxes                          2,909         3,662
    Accrued payroll and related liabilities                        1,725         1,563
    Accounts payable to related companies                          3,927         1,183
    Advance payments received from subscribers                       194           870
    Other accounts payable                                         1,326         1,991
                                                               ---------     ---------

                Total current liabilities                         29,167        29,355
                                                               ---------     ---------

Long-term liabilities
    Loans                                                          1,669         9,424
    Loans from related companies                                 437,991       462,546
    Taxes payable other than income taxes                         17,679        14,082
    Provision for claims                                           1,325         1,705
                                                               ---------     ---------

                Total long-term liabilities                      458,664       487,757
                                                               ---------     ---------

Commitments and contingencies (Notes 15 and 17)

Shareholders' deficit
    Common shares, no par value, 6,980,764
        shares issued and outstanding                             16,303        16,303
    Accumulated other comprehensive gain
        Cumulative translation adjustment                         28,802            --
    Accumulated deficit                                         (348,722)     (337,425)
                                                               ---------     ---------

                Total shareholders' deficit                     (303,617)     (321,122)
                                                               ---------     ---------

                Total liabilities and shareholders' deficit    $ 184,214     $ 195,990
                                                               =========     =========

TVA SISTEMA DE TELEVISAO S.A.

Statements of Operations

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)

                                                                              Year Ended December 31,
                                                                    -------------------------------------------
                                                                       2000           1999            1998
                                                                    -----------     -----------     -----------
Gross revenues
    Monthly subscriptions                                           $    82,467     $    79,721     $   115,175
    Installation                                                            808           1,687           2,334
    Advertising                                                           2,505           1,342           2,649
    Indirect programming                                                    689             857          11,460
    Additional services                                                  19,878          12,614           8,016
    Taxes on revenues                                                   (11,411)        (10,678)         (9,920)
                                                                    -----------     -----------     -----------
                Net revenue                                              94,936          85,543         129,714
                                                                    -----------     -----------     -----------
Direct operating expenses
    Payroll and benefits                                                  5,484           4,260          10,924
    Programming                                                          22,351          18,803          42,950
    Transponder lease cost                                                2,283           1,449           1,157
    Technical assistance                                                  2,120           1,058           1,981
    Vehicle rentals                                                          78              95             178
    TVA magazine                                                          2,427           1,872           4,558
    Pole rentals                                                          3,052           2,501           2,439
    Other costs                                                           5,151           1,365           3,995
                                                                    -----------     -----------     -----------
                                                                         42,946          31,403          68,182
                                                                    -----------     -----------     -----------
Selling, general and administrative expenses
    Payroll and benefits                                                 12,055           9,219          19,270
    Advertising and promotion                                             4,739           2,307           7,481
    Rent                                                                  1,866           1,805           3,217
    Other general and administrative expenses                             7,329           4,659          13,041
                                                                    -----------     -----------     -----------
                                                                         25,989          17,990          43,009
                                                                    -----------     -----------     -----------

Provision for equipment and inventory obsolescence                          (46)            202           1,940
Depreciation                                                             35,972          47,988          39,484
                                                                    -----------     -----------     -----------
                Operating loss from continuing operations                (9,925)        (12,040)        (22,901)
                                                                    -----------     -----------     -----------

Interest income                                                             959          10,474           5,840
Interest expense                                                         (3,318)         (4,396)        (16,496)
Translation loss                                                             --          (2,168)           (642)
Transaction                                                              (1,066)             --              --
Other nonoperating income (expenses), net                                 2,053         (49,356)         (1,060)
                                                                    -----------     -----------     -----------
                Loss from continuing operations                     $   (11,297)    $   (57,486)    $   (35,259)
Income from discontinued operations                                          --              --              10
                                                                    -----------     -----------     -----------
                Net loss                                            $   (11,297)    $   (57,486)    $   (35,249)
                                                                    ===========     ===========     ===========
                Other comprehensive income-
                           Cumulative translation adjustments       $    28,802     $        --     $        --
                                                                    -----------     -----------     -----------
                Comprehensive income (loss)                         $    17,505     $   (57,486)    $   (35,249)
                                                                    ===========     ===========     ===========

                Net loss per share for continuing operations              (1.62)          (8.23)          (5.05)
                Net income per share for discontinued operations              0               0               0
                Net loss per share                                        (1.62)          (8.23)          (5.05)
                Weighted average shares outstanding                   6,980,764       6,980,764       6,980,764

TVA SISTEMA DE TELEVISAO S.A.

Statements of Changes in Shareholders' Deficit

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                Cumulative
                                    Paid-in     Translation     Accumulated
                                    Capital     Adjustments      Deficit        Total
                                   ---------     ---------      ---------     ---------
Balance as of December 31, 1997    $  16,303     $              $(244,690)    $(228,387)

Net loss for the year                                             (35,249)      (35,249)
                                   ---------     ---------      ---------     ---------
Balance as of December 31, 1998       16,303                     (279,939)     (263,636)

Net loss for the year                                             (57,486)      (57,486)
                                   ---------     ---------      ---------     ---------
Balance as of December 31, 1999    $  16,303     $              $(337,425)    $(321,122)

Translation adjustments                             28,802                       28,802

Net loss for the year                                             (11,297)      (11,297)
                                   ---------     ---------      ---------     ---------
Balance as of December 31, 2000    $  16,303     $  28,802      $(348,722)    $(303,617)
                                   =========     =========      =========     =========

TVA SISTEMA DE TELEVISAO S.A.

Statements of Cash Flows

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                                          Year Ended December 31,
                                                                  -------------------------------------
                                                                    2000          1999           1998
                                                                  ---------     ---------     ---------
Cash flows from operating activities:
    Net loss                                                      $ (11,297)    $ (57,486)    $ (35,249)
    Adjustments to reconcile net loss to net cash
       provided by operating activities:
       Depreciation                                                  30,800        47,988        39,484
       Provision for doubtful accounts                                   --          (173)        3,334
       Provision for equipment and inventory obsolescence                --           202         1,940
       Provision for claims                                            (380)       (3,608)          (21)
       Disposal of property, plant and equipment                        496        54,403         1,574
       Discontinued operations                                           --            --           (10)
       Transaction                                                    1,066            --            --
    Changes in operating assets and liabilities:
       Film exhibition rights                                            --            --         1,291
       Accounts receivable                                           (1,446)       10,227         2,277
       Prepaid and other assets                                        (484)          303         9,677
       Other accounts receivable including related companies         (6,805)         (232)          (93)
       Accrued interest                                               1,872        (6,890)        9,170
       Inventories                                                   (2,658)        2,645         1,354
       Suppliers                                                       (340)      (36,883)         (644)
       Taxes payable other than income taxes                          2,842         5,266         4,496
       Accrued payroll and related liabilities                          163        (1,078)       (2,175)
       Advances received from subscribers                              (676)       (1,014)          268
       Other accounts payable                                         2,080        (2,405)        3,401
                                                                  ---------     ---------     ---------
             Net cash provided by operating activities               15,233        11,265        40,074
                                                                  ---------     ---------     ---------

Cash flows used in investing activities:
    Purchases of property, plant and equipment                      (23,319)      (22,149)      (64,340)
    Loans to related companies                                           --            --          (158)
    Discontinued operations                                              --            --          (615)
    Repayments of loans to related companies                             --            --       (36,949)
    Others                                                               --            --             9
                                                                  ---------     ---------     ---------
             Net cash used in investing activities                  (23,319)      (22,149)     (102,053)
                                                                  ---------     ---------     ---------

Cash flows from financing activities:
    Bank loans                                                        1,252         6,659        11,652
    Repayments of loans from shareholders                           (20,688)      (16,714)           --
    Loans from related companies                                     35,495        58,410        70,314
    Repayments of loans from related companies                           --            --         7,441
    Repayments of loans from bank                                   (10,168)      (37,124)      (27,019)
                                                                  ---------     ---------     ---------
             Net cash provided by financing activities                5,891        11,231        62,388
                                                                  ---------     ---------     ---------

Effect of exchange rate changes                                       1,491            --            --
                                                                  ---------     ---------     ---------

Net (decrease) increase in cash and cash equivalents                   (704)          347           409
Cash and cash equivalents at beginning of the period                    822           475            66
                                                                  ---------     ---------     ---------
             Cash and cash equivalents at end of the period       $     118     $     822     $     475
                                                                  =========     =========     =========

Supplemental cash disclosure:
    Cash paid for interest                                        $      --     $      --            --
                                                                  =========     =========     =========

Supplemental non-cash financing activities:
       Accrued interest on related company loans refinanced as
             principal balance                                    $   1,871     $   9,042     $   7,664
                                                                  =========     =========     =========

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements
(in thousands of U.S. dollars)

1.   The Company and its principal operations

     TVA Sistema de Televisao S.A. ("the Company") renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

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

2.3. Currency remeasurement

     As of January 1, 2000, based on the changes in the Company's capital and operational structure, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was performed based on the premises of the Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Transactions", since currently a substantial portion of Company's business is conducted in Brazilian reais.

     Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues and expenses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported as currency translation adjustments in shareholders' deficit.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)


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

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 2000 and 1999 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

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

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

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

2.12. Revenue recognition

      Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenue, and the related selling costs are expensed. Subscription revenues are recognized as earned on an accrual basis.

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

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

3.    Accounts receivable, net

      As of December 31, 2000 and 1999, accounts receivable were comprised of:

                                                     December 31,
                                                 ---------------------
                                                  2000         1999
                                                 --------     --------

        Subscriptions and installation fee       $  9,476     $ 11,821
        Advertising                                   624        1,604
        Affiliates (programming and services)       2,172          549
        Other                                       2,247        2,372
        Provision for doubtful accounts            (6,168)      (9,441)
                                                 --------     --------

                                                 $  8,351     $  6,905
                                                 ========     ========

4.    Inventories, net

      As of December 31, 2000 and 1999, inventories were comprised of:

                                                     December 31,
                                                 ---------------------
                                                  2000         1999
                                                 --------     --------

        Materials and supplies                   $ 13,457     $ 10,653
        Imports in transit                            130          607
        Provision for obsolescence                 (3,001)      (3,332)
                                                 --------     --------

                                                 $ 10,586     $  7,928
                                                 ========     ========

5.    Prepaid and other assets

      As of December 31, 2000 and 1999, prepaid expenses were comprised of:


                                                       December 31,
                                                 ---------------------
                                                   2000         1999
                                                 --------     --------

        Advances to suppliers                    $  1,039     $  1,411
        Prepaid meals and transportation              180           92
        Other                                       1,529          761
                                                 --------     --------

                                                 $  2,748     $  2,264
                                                 ========     ========

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

6.    Related-party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000:

                                                     December 31,
                                                ----------------------
                                                  2000         1999
                                                ---------     --------
        TVA Sul Parana Ltda
            Accounts receivable                         1          531
            Accounts payable                          128           --
        TVA Distribuidora S.A
            Loans payable                         420,820      443,778
        Tevecap S.A
            Loans payable                          13,348       14,590
            Accounts payable                          360          393
        Comercial Cabo Ltda
            Loans payable                           2,288        2,501
         Editora Abril
            Accounts payable                          250           --
        Abril S.A
            Accounts receivable                         1           --
            Accounts payable                           --          315
            Loans payable                           1,535        1,677
        TV Filme Inc.
            Accounts receivable                        --           80
        TVA Network Participacoes S.A
            Accounts receivable                         6          215
            Accounts payable                           --           56
        SMC Marketing Promocional Ltda
            Accounts receivable                        --           44
        TVA Channels Ltda
            Accounts receivable                     2,460        2,542
            Accounts payable                        3,109          414
        Others
            Accounts receivable                        50           24
            Accounts payable                           80            5

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

6.    Related-party transactions (Continued)


                                                      December 31,
                                             -----------------------------
                                              2000     1999         1998
                                             ------   -------     -------

      Tevecap S.A
          Net interest (income) expense      $        $    --     $ 7,664
      Abril S.A
          Printing cost                      2,763      1,447       1,521
      Comercial Cabo Ltda
          Net interest income                   --     (1,201)       (318)
      TVA Sul Parana Ltda
          Net interest income                   --         --        (295)
      TV Filme Inc.
          Programming revenue                   --         --      (2,424)


      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.44% to 1.19% per month in December 2000 (2.17% to 1.58% per month in December 1999). Such loans are renewable every year on December 31.

      Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

      The Company received guarantees in the course of the year from its parent company Tevecap S.A. and from Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 2000 and 1999 was $3,249 and $12,256, respectively.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

7.    Other accounts receivable

      As of December 31, 2000 and 1999, other accounts payable were comprised of :

                                                     2000      1999
                                                    ------    ------

            Multimatiques - Sale of Eurochannell    $4,036    $   --
            Galaxy Brasil Ltda.                         29        15
            TVA Banda C Ltda.                          898       418
            ESPN do Brasil Ltda.                        34       145
            Taxes recoverable                          252       734
            Other                                    1,099     1,227
                                                    ------    ------

                                                    $6,348    $2,539
                                                    ======    ======

8.    Loan guarantees

      In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. ("TVAICO") repurchased in the foreign market 80.79% of these Notes.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

9.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 2000 and 1999 are as follows:

                                                            December 31,
                                                       ---------------------
                                                         2000         1999
                                                       --------     --------
   Deferred tax assets:
       Net operating loss carryforwards                $ 53,377     $ 56,504
       Provision for obsolescence                           557          525
       Provision for claims                               2,625        5,935
       Provision for decoders                               756          673
       Other                                                683          642
                                                       --------     --------

                   Total deferred tax asset              57,998       64,279
                                                       --------     --------

   Less valuation allowance                             (57,998)     (64,279)
                                                       --------     --------

                             Net deferred tax asset    $     --     $     --
                                                       ========     ========

      The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes".

      As of December 31, 2000, the Company has unexpirable accumulated tax losses of $156,991.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

9.    Income taxes (Continued)

      Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                      Year Ended December 31,
                                                              ------------------------------------
                                                                2000          1999          1998
                                                              --------      --------      --------
Loss before income taxes and minority interest                $(11,297)     $(57,486)     $(35,249)
Statutory income tax rate                                           34%           37%           33%
                                                              --------      --------      --------
                                                                (3,841)      (21,270)      (11,632)

Increase (decrease) in the income tax rate                      (1,948)       (2,352)           --
Deferred charges amortization                                   (2,415)       (2,686)       (3,546)
Translation loss of tax losses                                   4,954        22,225         3,893
Installation materials                                              --           867            --
(Deductible) taxable devaluation gain (loss) for Brazilian
      Statutory Purposes                                           243        (6,057)      (10,339)
Depreciation                                                     3,613         8,647         4,539
Write-off of assets related to cancellations of
      subscriptions and decoders                                    --         8,347            --
Other                                                              835         4,790        (2,319)
                                                              --------      --------      --------

Net income tax (benefit) expense for the period                  1,441        12,511       (19,404)
Tax loss carryfoward used                                        4,840            --            --
                                                              --------      --------      --------

Increase (decrease) in valuation allowance                      (6,281)      (12,511)       19,404
                                                              --------      --------      --------

                                                              $     --      $     --      $     --
                                                              ========      ========      ========

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

10.   Property, plant and equipment, net

      As of December 31, 2000 and 1999, property, plant and equipment were comprised of:


                                    Annual
                                 Depreciation            December 31,
                                     Rate       -------------------------------
                                       %           2000                1999
                                --------------  ------------       ------------

Reception equipment                   20        $    105,976       $    107,324
Cable plant                           10              68,408             72,944
Machinery and equipment               10              41,783             39,649
Decoders                              10              62,338             61,606
Leasehold improvements                25               2,359              2,342
Furniture and fixtures                10               1,170              1,235
Premises                              10               2,021              2,174
Vehicles                              20               1,714              2,006
Software                              20               8,635              6,632
Tools                                 10                 764                798
                                                ------------       ------------

                                                     295,168            296,710
Telephone line use rights                              1,626              2,041
Trademarks, patents and others                           164                179
Other                                                    898              1,121
Accumulated depreciation                            (150,472)          (129,843)
Fixed assets in transit                                  397                 38
                                                ------------       ------------

                                                $    147,781       $    170,246
                                                ============       ============

11.   Loans

      The loans as of December 31, 2000 represent the refinancing of certain supplier payables. The average interest rate on such loans is Libor plus 2.0%, and the long term portion will be paid in 2002.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

12.   Other accounts payable

      As of December 31, 2000 and 1999, other accounts payable were comprised of:

                                                               December 31,
                                                         -----------------------
                                                           2000            1999
                                                         -------          ------

     Advertising                                         $   44          $   93
     Importation expenses payable                            40             107
     Other                                                1,242           1,791
                                                         ------          ------

                                                         $1,326          $1,991
                                                         ======          ======

13.   Taxes payable other than income taxes

      As of December 31, 2000 and 1999, taxes payable other than income taxes were comprised of :

                                                            December 31,
                                                     --------------------------
                                                      2000               1999
                                                     --------          --------

     COFINS                                          $    403          $  9,597
     ICMS                                              10,011             5,395
     PIS                                                   72             2,602
     Tax Recovery Program - Refis                       9,877               --
     Other                                                225               150
                                                     --------          --------

                                                     $ 20,588          $ 17,744
     (-) Current liabilities                           (2,909)           (3,662)
                                                     --------          --------

                                                     $ 17,679          $ 14,082
                                                     ========          ========

      On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, the Company will be able to pay such taxes based on 1.2% of its monthly revenues. Based on its revenue projections, the approximate timing for paying the total account is about 5 years. The restatement of the tax debt included in the REFIS is made based on the TJLP (Brazilian long term interest rate).

      During year 2000, the Company also renegotiated with Sao Paulo State Government the ICMS due. Based on the agreement, the Company is able to finance its taxes payable for five years.

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

14.   Other nonoperating, income (expenses), net

                                                                              Year Ended December 31,
                                                                      ----------------------------------
                                                                        2000         1999         1998
                                                                      --------     --------     --------
     Write-off of assets related to cancellations of subscriptions    $ (2,589)    $(16,477)    $     --
     Write-off of decoders - Digisat operation                              --      (31,529)          --
     Gain on sale of channel Eurochannell                                5,105           --           --
     Other                                                                (463)      (1,350)      (1,060)
                                                                      --------     --------     --------

                                                                      $  2,053     $(49,356)    $ (1,060)
                                                                      ========     ========     ========

15.         Leased assets and commitments

            The Company has rented its office space until the year 2005. As of December 31, 2000, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $7,205 , as follows:

                        2001              1,441
                        2002              1,441
                        2003              1,441
                        2004              1,441
                        2005              1,441
                                         ------

                       Total             $7,205
                                         ======

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)

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

18.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $198 for the year ended
      December 31, 2000 ($162 in 1999 and $313 in 1998).

19.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan. In 2000, contributions made by the Company to Associacao Abril de Beneficios amounted to $681 ($642 in 1999 and $1,365 in 1998).

20.   Supplementary information - valuation and qualifying accounts and reserves

                                                             Deferred
                                   Provision   Provision       Tax       Provision
                                  for Doubtful    For        Valuation      for
                                   Accounts    Obsolescence  Allowance     Claims
                                   --------     --------     --------     --------
Balance as of December 31, 1997    $  6,280     $  3,120     $ 57,386     $  5,334
Additions charged to expense          3,334           10       19,404           --
Reduction                                --           --           --          (21)
                                   --------     --------     --------     --------
Balance as of December 31, 1998    $  9,614     $  3,130     $ 76,790     $  5,313
Additions charged to expense             --          202           --           --

TVA SISTEMA DE TELEVISAO S.A.

(in thousands of U.S. dollars)



Reduction                              (173)          --      (12,511)      (3,608)
                                   --------     --------     --------     --------
Balance as of December 31, 1999    $  9,441     $  3,332     $ 64,279     $  1,705
Additions charged to expense             --           --           --           --
Reduction                            (3,273)        (331)      (6,281)        (380)
                                   ========     ========     ========     ========
Balance as of December 31, 2000    $  6,168     $  3,001     $ 57,998     $  1,325
                                   ========     ========     ========     ========

21.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and
      (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 2000. As of December 31, 2000 the Company has no operations with hedging activities.

                                  * * * * * * *

                              TVA SUL PARANA LTDA.

                                 AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS

                                    Contents


                                                                         Page
                                                                         ----

Report of Independent Public Accountants                                 F-68

Consolidated Balance Sheets as of December 31, 2000 and 1999             F-69

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000
                                                                         F-71

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2000
                                                                         F-72

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000
                                                                         F-73

Notes to Consolidated Financial Statements                               F-75

Report of Independent Public Accountants


To the Shareholders and Directors of
TVA SUL PARANA LTDA.

We have audited the accompanying consolidated balance sheet of TVA SUL PARANA LTDA. and subsidiary (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA Sul ParANA LTDA. and subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen S/C

Sao Paulo, Brazil,

      February 16, 2001

TVA SUL PARANA LTDA.

AND SUBSIDIARY


Consolidated Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                                December 31,
                                                            --------------------
                                                             2000        1999
                                                            -------      -------

                       ASSETS

Current assets
    Cash and cash equivalents                               $   138      $   959
    Accounts receivable, net                                    599          863
    Inventories, net                                          1,915        2,384
    Prepaid and other assets                                    190          204
    Accounts receivable from related parties                    235            7
    Other accounts receivable                                   639          359
                                                            -------      -------

                Total current assets                          3,716        4,776
                                                            -------      -------

Property, plant and equipment, net                           28,839       35,340
Concessions, net                                              4,459        5,747
Judicial deposits                                             2,153        1,004
Others                                                           17           18
                                                            -------      -------

                Total assets                                $39,184      $46,885
                                                            =======      =======


    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY


Consolidated Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                                  December 31,
                                                                2000        1999
                                                              --------     --------

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Loans                                                     $     --     $  1,239
    Film suppliers                                                 541          857
    Others suppliers                                               708          745
    Taxes payable other than income taxes                          532          673
    Accrued payroll and related liabilities                        214          304
    Advance payments received from subscribers                      53           64
    Accounts payable to related companies                           --          551
    Other accounts payable                                         185          153
                                                              --------     --------

                Total current liabilities                        2,233        4,586
                                                              --------     --------

Long-term liabilities
    Loans from related companies                                27,708       29,788
    Taxes payable other than income taxes                        2,985        2,141
    Provision for claims                                           697          108
                                                              --------     --------

                Total long-term liabilities                     31,390       32,037
                                                              --------     --------

Contingencies (Note 13)

Minority interest                                                1,467        1,569

Shareholders' equity
    Paid-in capital                                             44,213       44,213
    Accumulated other comprehensive loss
                 Cumulative translation adjustment                (860)          --
    Accumulated deficit                                        (39,259)     (35,520)
                                                              --------     --------

                Total shareholders' equity                       4,094        8,693
                                                              --------     --------

                Total liabilities and shareholders' equity    $ 39,184     $ 46,885
                                                              ========     ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY


Consolidated Statements of Operations

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)

                                                                                       Year Ended December 31,
                                                                          ----------------------------------------------
                                                                             2000              1999              1998
                                                                          ------------     ------------     ------------
Gross revenues
    Monthly subscriptions                                                 $     13,673     $     14,268     $     21,009
    Installation                                                                    93              185              518
    Additional services                                                          1,380              596              650
    Taxes on revenue                                                            (1,719)          (1,702)          (1,620)
                                                                          ------------     ------------     ------------

                        Net revenue                                             13,427           13,347           20,557
                                                                          ------------     ------------     ------------

Direct operating expenses
    Payroll and benefits                                                         1,038              776            1,019
    Programming                                                                  3,643            4,104            6,515
    Technical assistance                                                           295              253             (769)
    TVA magazine                                                                   252              290              683
    Pole rentals                                                                   483              434
                                                                                                                     808
    Other costs                                                                  1,140              580              707
                                                                          ------------     ------------     ------------

                                                                                 6,851            6,437            8,963
                                                                          ------------     ------------     ------------

Selling, general and administrative expenses
    Payroll and benefits                                                         1,762            1,392            3,793
    Advertising and promotion                                                      454              180              348
    Rent                                                                            69              153              372
    Other general and administrative expenses                                      298              161            4,450
                                                                          ------------     ------------     ------------

                                                                                 2,583            1,886            8,963
                                                                          ------------     ------------     ------------

Provision for equipment and inventory obsolescence                                  --              403               --
Depreciation                                                                     4,407            5,761            6,021
Amortization                                                                       846              865              865
                                                                          ------------     ------------     ------------

                        Operating loss                                          (1,260)          (2,005)          (4,255)
                                                                          ------------     ------------     ------------

Interest income                                                                    362              218              407
Interest expense                                                                  (407)            (819)          (6,799)
Translation (loss) gain                                                             --             (233)             205
Transaction                                                                       (348)              --               --
Other nonoperating (expense) income, net                                        (1,781)          (3,182)             284
                                                                          ------------     ------------     ------------

                        Loss before income taxes and minority interest          (3,434)          (6,021)         (10,158)

Income taxes                                                                      (273)            (106)             (24)
                                                                          ------------     ------------     ------------

                        Loss before minority interest                           (3,707)          (6,127)         (10,182)

Minority interest                                                                  (32)            (208)            (103)
                                                                          ------------     ------------     ------------

            Net loss                                                      $     (3,739)    $     (6,335)    $    (10,285)
                                                                          ------------     ------------     ------------
            Other comprehensive loss -
                         Cumulative translation adjustment                        (860)              --               --
                                                                          ------------     ------------     ------------
            Comprehensive income (loss)                                   $     (4,599)    $     (6,335)    $    (10,285)
                                                                          ============     ============     ============

            Net loss per share                                                   (0.08)           (0.14)           (0.23)

            Weighted average shares outstanding                             44,099,122       44,099,122       44,099,122

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                Cumulative
                                     Paid-in    Translation  Accumulated
                                     Capital    Adjustments    Deficit       Total
                                    --------     --------     --------     --------
Balance as of December 31, 1997     $ 44,213     $            $(18,900)    $ 25,313

Net loss for the year                                          (10,285)     (10,285)
                                    --------     --------     --------     --------

Balance as of December 31, 1998     $ 44,213     $            $(29,185)    $ 15,028

Net loss for the year                                           (6,335)      (6,335)
                                    --------     --------     --------     --------
Balance as of December 31, 1999     $ 44,213     $            $(35,520)    $  8,693
                                    --------     --------     --------     --------

Currency Translation Adjustments                     (860)          --         (860)

Net loss for the year                                           (3,739)      (3,739)
                                    --------     --------     --------     --------
Balance as of December 31, 2000     $ 44,213     $   (860)    $(39,259)    $  4,094
                                    ========     ========     ========     ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                                           Year Ended December 31,
                                                                    ----------------------------------
                                                                     2000         1999         1998
                                                                    --------     --------     --------
Cash flows from operating activities:
    Net loss                                                        $ (3,739)    $ (6,335)    $(10,285)
    Adjustments to reconcile net loss to net cash
       provided by operating activities:
       Depreciation                                                    3,907        5,761        6,021
       Amortization                                                    1,288          865          865
       Provision for doubtful accounts                                    --           30          202
       Provision for inventory obsolescence                               --          403           --
       Provision for claims                                              589         (143)         (72)
       Minority interest                                                  32          208          103
       Disposal and write-off of property, plant and equipment         1,676        2,635
       Transaction                                                       348           --           --
Changes in operating assets and liabilities
    Accounts receivable                                                  264          275        1,411
    Prepaid and other assets                                              14         (172)         237
    Other accounts receivable                                         (1,656)         (78)         (60)
    Accrued interest                                                      13          174        5,095
    Inventories                                                          469        1,338        7,326
    Other assets                                                          --         (584)        (108)
    Film suppliers and others suppliers                                 (353)      (1,309)      (3,483)
    Taxes payable other than income taxes                                703        1,320          448
    Accrued payroll and related liabilities                              (90)        (175)         (44)
    Advances received from subscribers                                   (11)         (51)         115
    Other accounts payable                                              (519)         (25)        (944)
                                                                    --------     --------     --------
             Net cash provided by operating activities                 2,935        4,137        6,827
                                                                    --------     --------     --------

Cash flows used in investing activities
    Purchases of property, plant and equipment                        (2,090)      (2,121)      (9,725)
    Acquisition of businesses, net of cash acquired
                                                                    --------     --------     --------
             Net cash used in investing activities                    (2,090)      (2,121)      (9,725)
                                                                    --------     --------     --------

Cash flows (used in) provided by financing activities
    Bank Loans                                                            --           --        2,897
    Repayments of loans from shareholders                                 --       (1,858)          --
    Loans from related companies                                       4,311        5,222        9,353
    Advances from shareholders                                            --           --           --
    Repayments of loans from related companies                        (3,855)          --       (8,064)
    Repayments of loans from banks                                    (1,147)      (4,726)      (1,464)
    Minority interest                                                     --           --           --
                                                                    --------     --------     --------

             Net cash (used in) provided by financing activities        (691)      (1,362)       2,722
                                                                    --------     --------     --------

Effect of exchange rate changes                                         (975)          --           --
                                                                    --------     --------     --------

Net increase (decrease) in cash and cash equivalents                    (821)         654         (176)
Cash and cash equivalents at beginning of the period                     959          305          481
                                                                    --------     --------     --------

             Cash and cash equivalents at end of the period         $    138     $    959     $    305
                                                                    ========     ========     ========

    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

for the years ended December 31, 2000, 1999 and 1998
(in thousands of U.S. dollars)


                                                                             Year Ended December 31,
                                                                    ---------------------------------------
                                                                      2000           1999         1998
                                                                    -----------    ---------   ------------
Supplemental cash disclosure
    Cash paid for interest                                          $       13     $   -       $       295
                                                                    ===========    =========   ============

Supplemental noncash financing activities
    Accrued interest on related company loans refinanced
        as principal balance                                        $    -         $   -       $     4,764
                                                                    ===========    =========   ============


    The accompanying notes are an integral part of the financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)


1.   The Company and its principal operations

     The accompanying financial statements have been prepared to reflect the results of TVA Sul Parana Ltda. and its subsidiary (the "Company").

     TVA Sul Parana Ltda.. is a holding company, the subsidiary of which renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil. The Company's operations are substantially dependent on TVA Group regarding programming, marketing, financial and administrative systems.

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

     b) Principles of consolidation

     The consolidated financial statements include the accounts of the majority-owned subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

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

2.3. Currency remeasurement

     As of January 1, 2000, based on the changes in the Company's capital and operational structure, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was performed based on the premises of the Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Transactions", since currently a substantial portion of Company's business is conducted in Brazilian reais.

     Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues and expenses are translated into U.S. dollars at the averages rates prevailing in the period. The resulting net translation gains and losses are reported as currency translation adjustments in shareholders' deficit.

2.4. Consolidated financial statements

     The Company's consolidated financial statements as of December 31, 2000 and 1999 includes TVA Sul Parana Ltda. as a parent company and its 60% ownership interest in CCS Camboriu Cable System de Telecomunicacoes Ltda.

2.5. Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

2.6. Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 2000 and 1999 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

2.7. Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved and is considered sufficient to cover any losses incurred in realization of credits.

2.8. Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers. Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method. A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and suppliers.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

2.9.  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 7.

2.10. Recoverability of long-lived assets to be held and used in the business

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

2.11. Revenue recognition

      Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenue, and the related selling costs are expensed. Subscription revenues are recognized as earned on an accrual basis.

2.12  Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

3.    Accounts receivable, net

      As of December 31, 2000 and 1999, accounts receivable were comprised of:

                                                          December 31,
                                                     --------------------
                                                       2000         1999
                                                     -------      -------

      Subscriptions and installation fee             $ 1,805      $ 2,519
      Advertising                                          6           63
      Programming                                          8         --
      Provision for doubtful accounts                 (1,220)      (1,719)
                                                     -------      -------

                                                     $   599      $   863
                                                     =======      =======

4.    Inventories

      As of December 31, 2000 and 1999, inventories were comprised of:

                                                          December 31,
                                                     ----------------------
                                                       2000           1999
                                                     -------        -------

      Materials and suppliers                        $ 2,188        $ 2,778
      Imports in transit                                  96              9
      Provision for obsolescence                        (369)          (403)
                                                     -------        -------

                                                     $ 1,915        $ 2,384
                                                     =======        =======

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

5.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000:

                                                          December 31,
                                                     ---------------------
                                                        2000          1999
                                                     -------       -------

      TVA Sistema de Televisao S.A
           Accounts payable                          $  --         $   531
           Accounts receivable                           218          --

      TVA Distribuidora S.A
           Loans payable                              27,708        29,788

      Abril S.A
           Accounts payable                             --              20

      Editora Abril S.A
           Accounts receivable                             8          --

      TVA Network Participacoes S.A
           Accounts receivable                       $     9       $     7




                                                       December 31,
                                                --------------------------
                                                 2000      1999       1998
                                                -----     -----     ------


      TVA Sistema de Televisao S.A
           Net interest expense                 $--       $--       $  295

      Tevecap S.A
           Net interest expense                 $--       $--       $4,764


      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.90% to 1.63% per month as of December 31, 2000 (2.51% to 1.97% per month as of December 31, 1999). Such loans are renewable every year on December 31.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

6.    Income taxes

      The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 2000 and 1999 are as follows:

                                                          December 31,
                                                       ------------------
                                                         2000       1999
                                                       -------    -------

      Deferred tax assets
           Net operating loss carryforwards            $ 6,315    $ 6,076
           Provision for claims                            498        377
           Provision for obsolescence                      338        259
           Other                                           670        766
                                                       -------    -------

               Total gross deferred tax asset            7,821      7,478
                                                       -------    -------

      Deferred tax liability
           Installation costs                             --          (54)
                                                       -------    -------

               Total gross deferred tax liability         --          (54)
                                                       -------    -------

                    Net deferred tax asset               7,821      7,424
                                                       -------    -------

      Less valuation allowance                          (7,821)    (7,424)

                                                       -------    -------

                    Net deferred tax asset/liability   $  --      $  --
                                                       =======    =======

      The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 2000, the Company and subsidiaries have unexpirable accumulated tax losses of $18,568.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

6.    Income taxes (Continued)

      The consolidated and combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                          Year Ended December 31,
                                                                     --------------------------------
                                                                       2000        1999         1998
                                                                     -------     -------     --------
      Loss before income taxes and minority interest                 $(3,434)    $(6,021)    $(10,158)
      Statutory income tax rate                                           34%         37%          33%
                                                                     -------     -------     --------

                                                                      (1,168)     (2,227)      (3,352)

      Increase (decrease) in the income tax rate                        (225)       (150)        --
      Deferred charges amortization                                      (45)        (51)         (71)
      Translation loss on tax losses                                     533       2,512          443
      Net loss of merged companies                                      --          --          1,273
      Unallowable amortization                                           136         151          (62)
      Installation materials                                            --           236         --
      Deductible devaluation loss for Brazilian Statutory Purposes      --          (620)        (245)
      Write-off assets related to cancellations of subscriptions         165        --           --
      Depreciation                                                       515         499          454
      Other                                                              (98)        763          320
                                                                     -------     -------     --------

      Net income tax expense (benefit) for the period                   (187)      1,113       (1,240)

      Tax loss carryforward used                                          63        --           --
      Increase (decrease) in valuation allowance                         397      (1,007)       1,264
                                                                     -------     -------     --------

                                                                     $   273     $   106     $     24
                                                                     =======     =======     ========

      Income tax payable represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

7.    Property, plant and equipment, net

      As of December 31, 2000 and 1999, property, plant and equipment were comprised of:

                                              Annual
                                          Depreciation
                                              Rate
                                                                December 31,
                                                        ------------------------
                                               %          2000            1999
                                                        --------        --------

      Reception equipment                      20       $  8,366        $11,747
      Cable plant                              10         14,587         15,714
      Machinery and equipment                  10          3,980          4,156
      Converters                               10         10,532         10,823
      Leasehold improvements                   25            130            138
      Furniture and fixtures                   10            461            502
      Premises                                 10            712            715
      Vehicles                                 20            557            608
      Software                                 20            216            231
      Tools                                    10             68             73
      Building                                  4          3,462          3,784
                                                        --------        -------
                                                          43,071         48,491
      Telephone line use rights                              346            378
      Accumulated depreciation                           (14,578)       (13,529)
                                                        --------        -------

                                                        $ 28,839        $35,340
                                                        ========        ========


8.    Concessions, net

      As of December 31, 2000 and 1999, concessions were comprised of:

                                                                      December 31,
                                                                -----------------------
                                                                  2000            1999
                                                                -------         -------
      CCS - Camboriu Cable System Telecomunicacoes Ltda         $   769         $   841
      TVA Sul Parana Ltda. (Stations in south of Brazil)          7,139           7,805
      Accumulated amortization                                   (3,449)         (2,899)
                                                                -------         -------
                                                                $ 4,459         $ 5,747
                                                                =======         =======

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

9.    Loan guarantees

      In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. ("TVAICO") repurchased in the foreign market 80.79% of these Notes.

10.   Taxes payable other than income taxes

      As of December 31, 2000 and 1999, taxes payable other than income taxes were comprised of:


                                                   2000             1999
                                                 -------          -------

      COFINS                                     $   135          $ 1,419
      ICMS                                         1,899              979
      PIS                                             40              308
      Tax Recovery Program - Refis                 1,260             --
      Other                                          183              108
                                                 -------          -------

                                                   3,517            2,814

      ( - ) current liabilities                     (532)            (673)
                                                 -------          -------

                                                 $ 2,985          $ 2,141
                                                 =======          =======


      On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, the Company will be able to pay such taxes based on 1.2% of its monthly revenues. Based on its revenue projections, the approximate timing for paying the total account is about 5 years. The restatement of the tax debt included in the REFIS is made based on the TJLP (Brazilian long term interest rate).

      During year 2000, the Company also renegotiated with Sao Paulo State Government the ICMS due. Based on the agreement, the Company is able to finance its taxes payable for five years.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

11.   Other nonoperating, income (expenses), net

                                             2000             1999          1998
                                            -------         -------         ----
      Write-off of assets related to
        cancellations of  subscriptions     $(1,748)        $(1,930)        $--
      Write-off of decoders                    --              (705)         --
      Others                                    (33)           (547)         284
                                            -------         -------         ----

                                            $(1,781)        $(3,182)        $284
                                            =======         =======         ====


12.         Paid-in capital

            Paid-in capital as of December 31, 2000 and 1999 was comprised of:

                                                                 2000                                      1999
                                                  ---------------------------------           --------------------------------
                                                       US$                 Shares                  US$                Shares
                                                  -----------           -----------           -----------           ----------
      Abril S.A                                   $     6,190             2,456,150           $     6,190            2,456,150
      TVA Distribuidora S.A                            38,023            15,087,776                38,023           15,087,776
                                                  -----------           -----------           -----------           ----------

                                                  $    44,213            17,543,926           $    44,213           17,543,926
                                                  ===========           ===========           ===========           ==========

      Paid-in capital represents registered common shares without par value.

      The Company's shareholders are entitled to a minimum dividend of 25% of net income for the year, adjusted according to the Brazilian Corporation Law. As the Company has recorded no net income since its inception, no such dividends are payable.

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

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

14.   Pension Plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $ 11 for the year ended December 31, 2000 ($10 in 1999).

15.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2000, contributions made by the Company to the Health Care Plan and certain affiliates companies to Associacao Abril de Beneficios amounted to $128 ($97 for 1999).

TVA SUL PARANA LTDA.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

16.   Supplementary information - valuation and qualifying accounts and reserves

                                            Provision      Provision        Deferred        Provision
                                           for Doubtful        for          Taxation           for
                                             Accounts     Obsolescence      Valuation        claims
                                                                            Allowance
                                             -------      ------------      ---------        ------
      Balance as of December 31, 1997        $ 1,487         $  --           $ 7,167         $ 323
      Additions charged to expense               202            --             1,264           (72)
                                             -------         -------         -------         -----

      Balance as of December 31, 1998        $ 1,689         $  --           $ 8,431         $ 251
      Additions charged to expense              --               403            --            --
      Reduction                                   30                          (1,007)         (143)
                                             -------         -------         -------         -----

      Balance as of December 31, 1999        $ 1,719         $   403         $ 7,424         $ 108
      Additions charged to expense              --                               397           589
      Reduction                                 (499)            (34)           --            --
                                             -------         -------         -------         -----

      Balance as of December 31, 2000        $ 1,220         $   369         $ 7,821         $ 697
                                             =======         =======         =======         =====

17.   Recent accounting pronouncements

      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 2000. As of December 31, 2000 the Company has no operations with hedging activities.

                                  * * * * * * *

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents


                                                                           Page

Report of Independent Public Accountants                                   F-89

Balance Sheets as of December 31, 2000 and 1999                            F-90

Statements of Operations for each of the three years in
     the period ended December 31, 2000                                    F-92

Statements of Changes in Shareholders' Equity for each
     of the three years in the period ended December 31, 2000.             F-93

Statements of Cash Flows for each of the three years in
     the period ended December 31, 2000.                                   F-94

Notes to Financial Statements                                              F-95

Report of Independent Public Accountants


To the Shareholders and Directors of
CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

We have audited the accompanying balance sheet of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 2000 and 1999, and the related statements of its operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen S/C

Sao Paulo, Brazil,

      February 16, 2001

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                            December 31,
                                                        --------------------
                                                         2000          1999
                                                        ------        ------

                         ASSETS

      Current assets
          Cash and cash equivalents                     $    2        $  129
          Accounts receivable, net                          72           181
          Inventories                                      104           127
          Prepaid and other assets                          14          --
          Recoverable taxes                                136            41
          Accounts receivable from related parties          18            17
          Other accounts receivable                         37            17
                                                        ------        ------

                      Total current assets                 383           512
                                                        ------        ------

      Property, plant and equipment, net                 3,899         4,453
      Judicial deposits                                    305          --
                                                        ------        ------

                      Total assets                      $4,587        $4,965
                                                        ======        ======

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 2000 and 1999
(in thousands of U.S. dollars)


                                                                        December 31,
                                                                   -----------------------
                                                                    2000            1999
                                                                   -------         -------
                  LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities
          Film Suppliers                                           $    90         $   109
          Others suppliers                                              92              85
          Taxes payable other than income taxes                         91              80
          Accrued payroll and related liabilities                       22              47
          Income taxes                                                 134              81
          Advance payments received from subscribers                    14              18
          Accounts payable to related companies                       --                 1
          Other accounts payable                                        93              42
                                                                   -------         -------

                      Total current liabilities                        536             463
                                                                   -------         -------

      Long-term liabilities
          Loans from related companies                                 126             426
          Taxes payable other than income taxes                        244             152
          Provision from claims                                         13            --
                                                                   -------         -------


                      Total long-term liabilities                      383             578
                                                                   -------         -------

      Contingencies (Note 9)

      Shareholders' equity
          Paid-in capital                                            4,012           4,012
          Accumulated  other comprehensive loss
              Cumulative translation adjustments                      (335)           --
          Accumulated deficit                                           (9)            (88)
                                                                   -------         -------

                      Total shareholders' equity                     3,668           3,924
                                                                   -------         -------

                      Total liabilities and shareholders' equity   $ 4,587         $ 4,965
                                                                   =======         =======

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Operations

for the years ended December 31, 2000 , 1999 and 1998
(in thousands of U.S. dollars)

                                                                                        Year ended December 31,
                                                                         ---------------------------------------------------
                                                                             2000                1999                1998
                                                                         -----------         -----------         -----------
      Gross revenues
          Monthly subscriptions                                          $     2,106         $     1,833         $     2,454
          Installation                                                            11                  32                  90
          Additional services                                                     96                  20                  51
          Taxes on revenue                                                      (249)               (184)                (71)
                                                                         -----------         -----------         -----------

                      Net revenue                                              1,964               1,701               2,524
                                                                         -----------         -----------         -----------

      Direct operating expenses
          Payroll and benefits                                                    93                  84                 105
          Programming                                                            491                 528                 740
          Other costs                                                            223                  93                 178
                                                                         -----------         -----------         -----------

                                                                                 807                 705               1,023
                                                                         -----------         -----------         -----------

      Selling, general and administrative expenses
          Payroll and benefits                                                   176                 147                 286
          Advertising and promotion                                               19                   6                   2
          Other general and administrative expenses                               98                  59                 485
                                                                         -----------         -----------         -----------

                                                                                 293                 212                 773
                                                                         -----------         -----------         -----------

      Depreciation                                                               403                 229                 338
                                                                         -----------         -----------         -----------

                      Operating income                                           461                 555                 390
                                                                         -----------         -----------         -----------

      Interest income                                                             37                 226                  50
      Interest expense                                                           (94)               --                  (242)
      Translation gain (loss)                                                   --                  (135)                 23
      Other nonoperating (expense) income, net                                  (119)                (17)                 58
                                                                         -----------         -----------         -----------

                      Income before income taxes                                 285                 629                 279
                                                                         -----------         -----------         -----------

      Income taxes                                                              (206)               (106)                (24)
                                                                         -----------         -----------         -----------

                      Net income                                         $        79         $       523         $       255
                                                                         ===========         ===========         ===========
                      Other comprehensive loss -
                                Cumulative translation adjustment               (335)               --                  --
                                                                         -----------         -----------         -----------
                      Comprehensive income (loss)                               (256)                523                 255
                                                                         ===========         ===========         ===========

       Net income  per share                                                    0.02                0.11                0.05

                      Weighted average shares outstanding                  4,850,000           4,850,000           4,850,000

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Changes in Shareholders' Equity

for the years ended December 31, 2000, 1999 and  1998
(in thousands of U.S. dollars)


                                                            Cumulative
                                              Paid-in       Translation    Accumulated
                                              Capital       Adjustments    Deficit        Total
                                              -------       -----------    -------        ------
      Balance as of December 31, 1997         $ 4,012         $             $(866)        $3,146

      Net income for the year                                                 255            255
                                              -------         -----         -----         ------

      Balance as of December 31, 1998         $ 4,012         $             $(611)        $3,401

      Net income for the year                                                 523            523
                                                              -----         -----         ------

      Balance as of December 31, 1999         $ 4,012         $             $ (88)        $3,924

      Currency translation adjustments                         (335)                        (335)

      Net income for the year                                                  79             79
                                              -------         -----         -----         ------

      Balance as of December 31, 2000         $ 4,012         $(335)        $  (9)        $3,668
                                              =======         =====         =====         ======

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Cash Flows

for the years ended December 31, 2000 ,1999 and 1998
(in thousands of U.S. dollars)

                                                                                                       Year Ended December 31,
                                                                                                -----------------------------------
                                                                                                 2000           1999           1998
                                                                                                -----          -----          -----
Cash flows from operating activities:
    Net income                                                                                  $  79          $ 523          $ 255
    Adjustments to reconcile net loss to net cash
        provided by operating activities:
        Depreciation                                                                              378            229            338
        Provision for doubtful accounts                                                          --              (14)          (278)
        Provision for claims                                                                       13           --               (4)
Changes in operating assets and liabilities
        Accounts receivable                                                                       109            (59)           310
        Prepaid and the other assets                                                              (14)          --             --
        Other accounts receivable  including  recoverable taxes and accounts
                receivable from related parties                                                  (421)             4            (33)
        Accrued interest                                                                           64           (227)          --
        Inventories                                                                                23              2            237
        Suppliers                                                                                 (12)             8            139
        Taxes payable other  than income taxes                                                    103            140              2
        Income Taxes                                                                               53             57             24
        Accrued payroll and related liabilities                                                   (25)             1              7
        Advances received from subscribers                                                         (4)          --             --
        Other accounts payable                                                                     50            (16)           (70)
                                                                                                -----          -----          -----

                Net cash provided by operating activities                                         396            648            927
                                                                                                -----          -----          -----

Cash flows used in investing activities:
    Purchase of property, plan and equipment                                                     (203)          (132)          (207)
                                                                                                -----          -----          -----

                Net cash used in investing activities                                            (203)          (132)          (207)
                                                                                                -----          -----          -----

Cash flows (used in) provided by financing activities:
    Loans from banks                                                                                                           (116)
     Loans from related companies                                                                 348           (446)          (602)
     Repayments of  loans from related  companies                                                (677)          --             --
                                                                                                -----          -----          -----

                Net cash (used in) provided by financing activities                              (329)          (446)          (718)
                                                                                                -----          -----          -----

Effect of exchange rate changes                                                                     9           --             --
                                                                                                -----          -----          -----

Net increase (decrease) in cash and cash equivalents                                             (127)            70              2
Cash and cash equivalents at beginning of the period                                              129             59             57
                                                                                                -----          -----          -----

                Cash and cash equivalents at end of the period                                  $   2          $ 129          $  59
                                                                                                =====          =====          =====

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

2.3. Currency remeasurement

     As of January 1, 2000, based on the changes in the Company's capital and operational structure, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was performed based on the premises of the Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Transactions", since currently a substantial portion of Company's business is conducted in Brazilian reais.

     Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues and expenses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported as currency translation adjustments in shareholders' deficit.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


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

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 2000 and 1999 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.5. Financial instruments (Continued)

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

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

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.10. Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenue, and the related selling costs are expensed. Subscription revenues are recognized as earned on an accrual basis.

3.   Accounts receivable, net

     As of December 31, 2000 and 1999, accounts receivable were comprised of:

                                                           December 31,
                                                      --------------------
                                                       2000           1999
                                                      -----          -----

     Subscriptions and installation                   $ 112          $ 224
     Advertising                                          6              7
     Programming                                          1           --
     Provision for doubtful accounts                    (47)           (50)
                                                      -----          -----

                                                      $  72          $ 181
                                                      =====          =====

4.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 2000 and 1999:

                                                            December 31,
                                                         ------------------
                                                         2000          1999
                                                         ----          ----

     TVA Sistema de Televisao S.A
         Accounts receivable                             $ 11          $ 16

     TVA Sul Parana Ltda
         Accounts receivable                                7             1
         Accounts payable                                 --            --
         Loans payable                                    126           426

     Abril S.A
         Accounts payable                                 $--          $  1

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


5.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 2000 and 1999 are as follows:

                                                             December 31,
                                                           ---------------
                                                           2000       1999
                                                           ----       ----
     Deferred tax assets:
         Net operating loss carryforwards                  $  1       $ 39
         Other                                               (1)         6
                                                           ----       ----

                     Total gross deferred tax asset         --          45
                                                           ----       ----

     Less valuation allowance                               --         (45)
                                                           ----       ----

     Net deferred tax asset                                $--        $--
                                                           ====       ====

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 2000, the Company has unexpirable accumulated tax losses of $2.

     The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                        2000         1999         1998
                                                                       -----        -----        -----
     Income before income taxes and minority interest                  $ 285        $ 629        $ 279
     Statutory income tax rate                                            34%          37%          33%
                                                                       -----        -----        -----
                                                                          97          233           92
     Increase (decrease) in the income tax rate                            1           22         --
     Translation loss of tax losses                                        3           30           11
     Deductible devaluation loss for Brazilian Statutory Purposes
                                                                         150         (169)          76
                                                                       -----        -----        -----

     Income tax for the period                                           251          116          179
     Decrease in valuation allowance                                     (45)         (10)        (155)
                                                                       -----        -----        -----

                                                                       $ 206        $ 106        $  24
                                                                       =====        =====        =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


6.   Property, plant and equipment, net

     As of December 31, 2000 and 1999, property, plant and equipment were comprised of:

                                              Annual
                                            Depreciation       December 31,
                                                Rate      ---------------------
                                                 %          2000          1999
                                                          -------       -------
     Reception equipment                         20       $   585       $   513
     Cable plant                                 10           893           977
     Machinery and equipment                     10           343           312
     Converters                                  10            26          --
     Leasehold  improvements                     25             4          --
     Building                                    25         3,154         3,447
     Furniture and fixtures                      10            79            86
     Vehicles                                    20            15            16
     Software                                    20             7             8
     Tools                                       10             2             2
                                                          -------       -------
                                                            5,108         5,361
     Telephone line use rights                                  4             4
     Accumulated depreciation                              (1,218)         (918)
     Fixed assets in transit                                    5             6
                                                          -------       -------

                                                          $ 3,899       $ 4,453
                                                          =======       =======

7.   Paid-in capital

     Paid-in capital as of December 31, 2000 and 1999 was comprised of:


                                                              2000                            1999
                                                   --------------------------      --------------------------
                                                       US$           Shares            US$           Shares
                                                   ----------      ----------      ----------      ----------
     Construtora ENE ESSE Ltda                     $    1,605       1,940,000      $    1,605       1,940,000
     TVA Sul Parana Ltda                                2,407       2,910,000           2,407       2,910,000
                                                   ----------      ----------      ----------      ----------
                                                   $    4,012       4,850,000      $    4,012       4,850,000
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

8.   Loan guarantees

     In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

     registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. ("TVAICO") repurchased in the foreign market 80.79% of these Notes.

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

10.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2000, contributions made by the Company to the Health Care Plan amounted to $17 ($15 in 1999).

11.  Supplementary information - valuation and qualifying accounts and reserves

                                           Deferred      Provision
                                           Taxation        for         Provision
                                           Valuation     Doubtful        for
                                           Allowance     Accounts       Claims
                                           ---------     --------       ------
     Balance as of December 31, 1997        $ 210         $ 342         $   4
     Additions charged to expense            (155)         (278)           (4)
                                            -----         -----         -----
     Balance as of December 31, 1998        $  55         $  64         $  --
     Reduction                                (10)          (14)
                                            -----         -----         -----
     Balance as of December 31, 1999        $  45         $  50         $  --
     Additions charged to expense              --                          13
     Reduction                                (45)           (3)           --
                                            -----         -----         -----
     Balance as of December 31, 2000        $  --            47            13
                                            =====         =====         =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 2000. As of December 31, 2000 the Company has no operations with hedging activities.

                                  * * * * * * *

                                    GLOSSARY

     ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

     Abril: Abril S.A.

     Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

     ANATEL: Agencia Nacional de Telecomunicacoes (National Telecommunications Agency), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

     BBC: British Broadcasting Corporation.

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

     Canbras TVA: The operations of Canbras TVA Cabo and TV Cabo Santa Branca, in each of which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

     Canbras-Par: Canbras Participacoes, Ltda., a Brazilian limitada wholly-owned by Canbras.

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

     CPL: Cable Participacoes Ltda., a Brazilian limitada, jointly owned by Hearst and ABC, which limitada holds a 2% equity interest in Tevecap.

     CPCT: Centrais Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

     Darlene Investments: Darlene Investments Ltd., a Cayman Islands limited liability company which is part of the Cisneros Group of Companies.

     DBS or DTH: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

     DBS Sale: The sale by the Company of the DBS Systems and certain assets related thereto in July 1999.

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

     DLA: DIRECTV Latin America, Inc. a California corporation wholly-owned by Hughes Communications Inc. that holds a 77.8% equity interest in GLA.

     ESPN Brasil: Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc. , in which ABC has an 80% equity interest and Hearst has a 20% equity interest.

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

     Fox: Twentieth Century Fox Television International.

     Galaxy Brasil: Galaxy Brasil S.A., a wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

     Galaxy Latin America: Galaxy Latin America, LLC, a Delaware limited liability company the members of which are DLA, which holds a 77.8% equity interest and Darlene Investments, which holds a 22.2% equity interest.

     Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

     Globo Cabo: Globo Cabo S.A., a Cable service provider in Brazil.

     Globo Par: Globo Comunicacoes e Participacoes Ltda.

     Guarantors: TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Distribuidora S.A., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

     HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 15.3% equity interest in Tevecap.

     HBO Brasil: Programming provided by HBO Brasil Partners.

     HBO Brasil Ltda: A Brazilian limitada, wholly owned by HBO Brasil Partners, that distributes HBO programming in Brazil.

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

     IBGE: Instituto Brasileiro de Geografia e Estatistica.

     Indenture: The Indenture, dated as of November 26, 1996 and as amended and supplemented from time to time, among Tevecap, the Guarantors, Chase Manhattan Bank, as trustee, and Chase Trust Bank, as principal paying agent in connection with the Senior Notes.

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

     MGM: Metro Goldwyn Mayer, Inc.

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

     MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

     Net Sat: Net Sat Servicos Ltda., in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited.

     News Corporation: News Corporation plc.

     Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

     Owned Systems: TVA Sistema and TVA Sul.

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

     Securities Act: United States Securities Act of 1933, as amended.

     Senior Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

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

     Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

     Tevecap: Tevecap S.A.

     Time Warner: Time Warner Entertainment Company, L.P.

     TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

     TV Filme: TV Filme, Inc., a Delaware corporation in which, as of December 31, 1999, Tevecap held a 14.7% equity interest, Warburg, Pincus Investors, L.P. held a 38.8% equity interest, members of the Lins family held a 16.2% equity interest, public stockholders held a 28.15% equity interest and certain individuals held the remaining 2.15% equity interest. Upon the implementation of a restructuring agreement with creditors, Tevecap's equity interest in TV Filme was reduced to approximately 0.7%.

     TV Homes: The number of households in a given area possessing at least one television set.

     TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril shareholders.

     TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates. TVA Banda C: TVA Banda C Ltda., a Brazilian limitada in which TVA held a 100% equity interest prior to the sale of TVA Banda C to Galaxy Latin America in July 1999.

     TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril shareholders.

     TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 98% equity interest Robert Civita, a Brazilian national, holds a 2% equity interest.

     TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds an 86% equity interest and Abril holds the remaining 14% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana holds a 60% equity interest and Construtora ENE ESSE Ltda. holds the remaining 40% equity interest.

     UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

     VCR: Video cassette recorders.