Form 20-F
period 2005-12-31
TEVECAP S A; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; TVA COMMUNICATIONS LTD; TVA SISTEMA DE TELEVISAO S A
filed 2006-07-18
CIK 1034029, 1034038, 1034035, 1034036, 1034032, 1034031

As Filed with the Securities and Exchange Commission on July 17, 2006.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

Tevecap S.A.

(Exact name of Registrant as specified in its charter)

TEVECAP INC.	THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Av. das Nações Unidas, 7221 - 7º andar

São Paulo, SP Brazil

05425-902

(Telephone:  55-11-3037-5127)

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12-5/8% Senior Notes due 2009 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and CCS Camboriú Cable System de Telecomunicações Ltda.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

485,220,440 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES  ☐    NO  ☒

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

LARGE ACCELERATED FILER ☐	ACCELERATED FILER ☐	NON-ACCELERATED FILER ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐    NO  ☒

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17  ☐    ITEM 18  ☒

i

EXPLANATORY NOTE

Presentation of Certain Information

This Annual Report on Form 20-F for the year ended December 31, 2005 is referred to herein as the Annual Report.

Tevecap S.A., which we refer to as Tevecap and, together with our subsidiaries, TVA or the Company, is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. Unless the context otherwise requires, “we,” “our,” or “us” refers to TVA. Our accounts, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in Note 2.3 of our consolidated financial statements, or the Tevecap Financial Statements and, together with the financial statements of CCS Camboriú Cable System de Telecomunicações Ltda. included in this Annual Report, the Financial Statements. Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2005 of R$2.3407 = U.S.$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. All references in this Annual Report to (i) ”U.S. Dollars,” “dollars,” or “U.S.$” are to United States dollars and (ii) “reais,” “real” or “R$” are to Brazilian reais.

Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatística, or IBGE and our knowledge of our markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census. Unless otherwise indicated, references to the number of our subscribers are based on our data as of December 31, 2005. Data concerning total MMDS and cable subscribers and penetration rates represent estimates made by us based on the data of Pay TV Survey, Associação Brasileira de Telecomunicações por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, our knowledge of our pay television systems and public statements of other Brazilian pay television providers. Although we believe such estimates are reasonable, no assurance can be made as to their accuracy.

Forward-Looking Statements

This Annual Report contains statements which are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company or our officers. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 2003, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 have been derived from our audited financial statements that are not included elsewhere in this Annual Report.

As required by Brazilian law, and in accordance with local accounting practices, our financial records are maintained in the applicable Brazilian currency, or the real. However, the Financial Statements are presented in U.S. dollars in accordance with U.S. GAAP. In order to prepare the Financial Statements, our accounts have been translated from Brazilian reais, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

SELECTED FINANCIAL AND OTHER DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands)
Consolidated Statement of Operation:
Gross revenues
Monthly subscriptions	$126,641	$94,063	$83,794	$83,138	$90,218
Installation	2,086	989	1,211	1,099	270
Advertising	3,644	1,848	2,586	1,624	1,005
Additional services and others (a)	6,793	6,197	3,781	3,907	16,413
Total gross revenue	139,164	103,097	91,372	89,768	107,906
Direct operating expenses (b)	46,087	37,122	37,217	43,963	51,296
Taxes on revenues (c)	19,985	14,392	13,038	12,444	15,636
Selling, general and administrative expenses	45,873	24,948	21,352	18,656	31,420
Depreciation and amortization	29,536	24,356	23,683	28,017	34,364
Tax recovery program	—	—	5,029	—	—
Other operating expense, net	6,929	3,315	3,671	4,281	1,762
Total operating expenses	148,410	104,133	103,990	107,361	134,478
Operating Income (loss) from continuing operations	(9,246)	(1,036)	(12,618)	(17,593)	(26,572)
Nonoperating (income) expenses
Interest expense, net	32,172	20,717	16,624	15,233	37,849
Foreign Currency transaction (income) loss, net	(6,379)	(3,561)	(11,019)	31,520	11,067
Other nonoperating expenses (income), net	—	(8,443)	5,897	590	(2,046)
Income tax expense	28,046	9,171	19,382	79	—
Equity in (income) losses of affiliates, net (d)	241	723	(3,503)	6,401	2,375
Net income (loss)	(63,326)	(19,643)	(39,999)	(71,416)	(75,817)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Other data:
Purchase of property, plant and equipment	26,577	13,085	11,223	11,195	30,722

Ratio of earnings to fixed charges (e)	—	—	—	—	—

Cash Flow Data:
Net cash provided by operating activities	31,159	24,409	10,627	25,795	11,695
Net cash used in investing activities	(26,577)	(13,085)	(11,082)	(4,942)	3,823
Net cash (used in) provided by financing activities	4,852	(10,058)	(467)	(11,620)	(33,739)

Selected Operating Data:
Pay Television
Number of Subscribers (f)	300,575	293,548	284,190	300,621	359,282
Average monthly revenue per Subscriber (g)	$35.39	$29.57	$25.50	$21.24	24.56
Internet Broadband – Residential
Number of Subscribers (f)	42,202	28,410	18,773	14,116	9,527
Average monthly revenue per Subscriber (g)	$30.73	$28.31	$27.39	$21.65	29.72
Internet Broadband – SOHO
Number of Subscribers (f)	2,174	1,780	1,410	839	526
Average monthly revenue per Subscriber (g)	$185.79	$167.56	$161.12	$162.59	263.86

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	9,753	1,368	292	245	634
Property, plant and equipment, net	71,898	68,220	76,317	76,907	149,594
Total assets	118,853	102,564	107,931	111,475	198,834
Loans payable to related companies	68,196	49,634	39,712	12,117	7,016
Long-term liabilities	231,175	152,084	69,380	86,298	83,177
Redeemable common stock	30,380	27,599	24,201	99,365	115,252
Total shareholders’ deficit	(199,655)	(120,317)	(89,431)	(119,618)	(54,764)

Notes to Selected Financial and Other Data

(a)          Includes revenues (such as cable modem fee, frequencies lease, wholesale and technical assistance).

(b)         Represents costs directly related to the subscriber base and new installations evolution.

(c)          Represents various non-income based taxes paid on certain of our gross revenue items with rates ranging from 3.65% to 15.15%.

(d)         Represents our pro rata share of the Net loss or income of our equity investments and minority interest.

(e)          For the five years ended December 31, 2005, earnings were insufficient to cover fixed charges by U.S.$35,039, U.S.$9,749, U.S.$24,120, U.S.$64,936 and U.S.$73,726, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents pre-tax Net loss before minority interest, Equity in (losses) income of affiliates, plus fixed charges.

(f)            Represents the number of subscribers as of the last day of each period.

(g)         Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

Exchange Rates

Until March 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. The rate for the Commercial Market, or the Commercial Market Rate, was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. The rate for the Floating Market, or the Floating Market Rate, generally applied to transactions to which the Commercial Market Rate did not apply. On March 4, 2005, the National Monetary Council issued Resolution No. 3,265 unifying the Floating Market and the Commercial Market. Despite such unification of the foreign exchange markets, the transactions that used to be carried out in the Commercial Market generally still require prior registration with and the approval of the Central Bank.

Foreign exchange rates are freely negotiated but are strongly influenced by the Central Bank. After the implementation of the Real Plan in 1994, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuação) in which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, the Central Bank ordered the banks authorized to operate in the Commercial Market to unify their positions in the two different markets then in place. During the period from the unification of the banks’ positions in the Commercial Market and the Floating Market until the final unification of such markets into one single foreign exchange market in 2005, the exchange rates offered in both markets had identical pricing and liquidity.

The following table provides the foreign exchange rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

	Exchange Rates of reais per U.S.$ 1.00
	Low	High	Average(1)	Period End
Year Ended:

December 31, 2001	1.9357	2.8007	2.3506	2.3204
December 31, 2002	2.2709	3.9552	2.9236	3.5333
December 31, 2003	2.8219	3.6623	3.0783	2.8892
December 31, 2004	2.6544	3.2051	2.9262	2.6544
December 31, 2005	2.1633	2.7621	2.4352	2.3407

Month Ended:

January 31, 2006	2.2116	2.3460	2.2739	2.2160
February 28, 2006	2.1177	2.2217	2.1622	2.1355
March 31, 2006	2.1067	2.2238	2.1520	2.1724
April 30, 2006	2.0892	2.1524	2.1289	2.0892
May 31, 2006	2.0586	2.3711	2.1781	2.3005
June 30, 2006	2.1643	2.3018	2.2485	2.1643

(1)  Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank.

On July 14, 2006, the Commercial Market rate (sell) as reported by the Central Bank was R$2.2130 per U.S.$1.00.

For a description of certain applicable exchange controls, see Item 10, “Additional Information—Exchange Controls.”  See also Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

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

Factors Relating to the Company

We have incurred substantial operating losses and have a working capital deficiency.

Since our inception in 1989, we have been developing our businesses and continue to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time. Our management has undertaken efforts to generate the cash flow necessary to meet our cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures. We cannot assure that these efforts will be successful in the long term.

Voice over Internet Protocol is an uncertain regulatory area, and changes in regulation may affect our ability to succeed in this market.

Voice over Internet Protocol, or VoIP, is a new industry in Brazil, and the regulatory environment with respect to this technology is still uncertain. Changes in the regulation of our business activities with respect to VoIP, including decisions by regulators affecting our operations (such as the granting or renewal of licenses or decisions as to the telephone rates we may charge our customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect our ability to succeed in the VoIP market and hurt our financial position. Although we have attempted to minimize this risk by utilizing our own SCM license and entering into a partnership with a telephony provider licensed for STFC services by the Brazilian federal telecommunications agency (Agência Nacional de Telecomunicações or ANATEL) in the provision of VoIP services, any new regulations could have a material adverse effect on the VoIP industry as a whole and on us in particular.

We must experience growth in our subscriber base in order to sustain our business operations and prospects.

Over the past three years, we have pursued a strategy of reduction of the number of unprofitable customers, allowing us to improve the programming and customer service that we are able to provide to profitable customers. In 2004 our pay television subscriber base returned to growth, with a 3% increase during the year (7% in our cable operations in São Paulo), while the broadband internet customer base grew by 51% (71% in São Paulo). This growth continued in 2005, with a growth of 2.5% in our pay television subscriber base (5% in our cable operations in São Paulo) and a growth of 47% in our internet customer base. In order for us to sustain our business operations and prospects, we must continue to experience growth in the ensuing years. We cannot assure you that we will experience growth in our subscriber base, or that the rate of growth will be sufficient to allow us to continue our operations.

Our activities are extensively regulated.

Substantially all of our business activities are regulated by ANATEL. Such regulation relates to, among other things, licensing, local access to cable and MMDS systems, commercial advertising, and foreign investment in cable and MMDS systems. Changes in the regulation of our business activities, including decisions by regulators affecting our operations (such as the granting or renewal of licenses or decisions as to the subscription rates we may charge our customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect us. ANATEL has the authority to grant cable and MMDS licenses pursuant to public bidding processes. We are unable to predict what impact, if any, such public bidding will have on our ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on us in particular.

We have a high level of indebtedness and a current deficit.

We had approximately U.S.$81.1 million of net consolidated indebtedness to unaffiliated third parties as of December 31, 2005. As of the same date, we had current assets of approximately U.S.$23.7 million and current liabilities of approximately U.S.$56 million, resulting in negative working capital of approximately U.S.$32.3 million. We may not be able to repay our debts, implement our business strategy or obtain financing for working capital or investments or other purposes. Furthermore, our indebtedness may limit our ability to implement strategies or adapt to market changes, such as downturns in economic activity, which would adversely affect our ability to face those competitors of lower leverage, resulting in adverse effects on our financial condition and results of operations.

We may require additional financing, which may not be readily available when necessary.

If we fail to generate sufficient operating results, or if our capital needs exceed our projected capital requirements, we may require substantial additional investment on a continuing basis to finance our corresponding capital expenditures. In addition, in order to implement our business strategies, we may require substantial additional capital to acquire new pay television licenses or entities holding such licenses, or to make any investments in or acquire other existing pay television operations. Also, our future cash requirements may increase as a result of unexpected developments in the Brazilian pay television or broadband internet markets and the amount and timing of our future capital requirements will depend on a number of factors, many of which are not within our control, including subscriber growth and retention, capital costs, currency devaluation, regulatory changes and competitive conditions. Our failure to obtain any needed financing in the future may adversely affect our financial condition and results of operations.

Our debt obligations are subject to foreign exchange risk.

A significant portion of our debt obligations (i.e., our senior notes) are denominated in U.S. dollars, while we generate revenues only in Brazilian reais. We also incur a significant portion of our programming costs in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect our ability to meet our obligations and fund our capital expenditures, and could adversely affect our results of operations. In addition, shifts in currency exchange rates may have a material adverse effect on us and may force us to seek additional capital, which may not be available to us. While we may consider entering into transactions to hedge or otherwise share with programmers the risk of exchange rate fluctuations, it may not be possible for us to obtain such arrangements on commercially satisfactory terms.

Tevecap has limited assets and depends on its subsidiaries to repay indebtedness.

Tevecap’s operations are conducted through, and substantially all of Tevecap’s assets are owned by, Tevecap’s direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise). In addition, the ability of Tevecap’s subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject. In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, their net profits exceed accumulated losses. In addition, the property and assets (including receivables) of certain of Tevecap’s subsidiaries have, and may in the future have, liens placed upon them pursuant to existing and future financings.

Because we have engaged in a significant number of related party transactions, our financial statements may not be truly representative of our financial position.

We have engaged in a significant number and variety of related party transactions, including, without limitation, transactions with respect to administrative services, including payroll, human resources, accounting, tax, finance and legal services; publishing and advertising; financing transactions; and licenses. Although we believe such transactions are conducted on an arm’s-length basis, we have not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm’s-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party. If we were to be unable to obtain these services from our affiliates, our financial position may be adversely or positively affected.

We may experience high churn rates among our pay television and internet subscribers.

Our ability to generate pay television and broadband internet subscription revenues is dependent on our attraction and retention of subscribers, which requires us to incur acquisition and installation costs, including sales commissions, marketing costs and equipment installation costs. Our ability to recover these costs requires us to retain our clients as subscribers of our services.

High rates of subscriber churn could have a material adverse effect on our revenues and profitability given the costs that we incur to attract each new subscriber. We may experience high churn rates in the future and we cannot assure you that we will experience growth in our subscriber base that will offset subscriber customer churn rates. If this occurs, our financial condition and results of operations may be adversely affected.

We face significant competition in the pay television and broadband internet industries.

The pay television industry and broadband internet segment in Brazil are, and are expected to continue to be, highly competitive. New competitors may emerge as a result of changing technology, changes in regulations governing the pay television and high-speed data industries or as a result of new licenses granted by ANATEL in markets in which we currently operate. Similarly, if we expand into additional services, we will face competition from other service providers.

For pay television services, we primarily compete with other main pay television service providers in the markets in which we operate, as well as with satellite direct-to-home, or DTH, service providers and Brazilian broadcast networks and their local affiliates. For broadband internet services, we compete with fixed line telephony carriers that provide digital subscriber line, or DSL, service, a technology that transmits data through copper lines used in telephone networks, and with other dial-up internet service providers. For pay television and broadband internet services, cable and MMDS services, we compete indirectly with movie theaters and video rental stores, as well as with other entertainment and leisure activities.

For VoIP services, we mainly compete with fixed line telephony carriers, including Telecomunicações de São Paulo S.A. – TELESP in the State of São Paulo and Telemar Norte Leste S.A. in the State of Rio de Janeiro, in addition to other pay television and broadband internet service providers.

Some of our competitors have greater financial resources than we do. In addition, further consolidation among our competitors, particularly DTH service providers, may increase the economies of scale of certain of our competitors. As a result, we cannot assure you that we will be able to compete successfully, which could adversely affect our business and results of operations.

Existing and future technological developments may allow new competitors to emerge.

Technology in the communications industry is subject to rapid and significant change. Technological advances could require us to expend substantial financial resources to develop or implement new technologies or to upgrade our existing equipment in order to ensure that our existing equipment and services do not become obsolete. We may not have sufficient financial resources to fund new technology our access new resources. Our failure to introduce new technology and services as rapidly as those of our competitors could adversely affect our financial condition and results of operations.

We are presently upgrading our cable and MMDS systems to offer digital services and believe that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of our pay television business. Although we believe that our recently implemented technological changes have produced and will continue to produce positive results, future technological advances may require us to expend substantial financial resources in the development or implementation of new competitive technologies.

We may be subject to substantial additional taxes or obligations.

We may be subject to substantial additional taxes on our network, the most significant of which is a charge (preço público or tarifa) on the use of public thoroughfares (which includes the installation and passage of cables, as well as the use of soil, subsoil and aerial space) which has been approved by several Brazilian municipalities. This tax is assessed per meter of cable installed in the relevant municipality, with the tax rate varying widely by municipality. We have over 4,394 kilometers of installed cable in municipalities that have approved this tax. We have challenged the application of this tax and have not made any judicial deposits or provisions for our payment based on the favorable opinion of our lawyers as to the merits of the challenge. In a related lawsuit, the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) recently ruled that municipalities do not have the power to create charges or taxes on the use of public thoroughfares.

In addition, the Brazilian Superior Court of Justice recently judged that internet service is not a communication service, and therefore, is not subject to state value-added tax (Imposto sobre a Circulação de Mercadorias e Serviços or ICMS). If this decision is confirmed, it may result in our being subject to municipal services tax (Imposto sobre Serviços de Qualquer Natureza or ISS) taxation at a rate of 5.0% on our gross revenues, for as long as internet services are included on a list of services under Supplementary Law No. 116/03. On the other hand, if internet services are deemed to be a type of communication services, these activities would be subject to ICMS taxation, with a rate that is currently reduced. If we become subject to increased tax obligations as a result of the taxes described above or otherwise, our financial condition and results of operations may be adversely affected.

We may have to remove our aerial cables and transfer them underground.

The municipalities in which we operate may require us to remove our aerial cables and transfer them underground. For instance, in July 2005, the mayor of São Paulo enacted Municipal Law No. 14,023, requiring that all cables and wire (including the electricity, telecommunications and pay television cables) poles be transferred underground. The law provides for a term of five years for the transfer to take place. However, the law was vetoed and the matter awaits future regulation. Currently, all of our cable network in São Paulo is installed through aerial poles. In addition, we cannot assure that other municipalities will not enact similar laws. If we are required to transfer a significant portion of our cables underground, our financial condition and results of operations may be adversely affected.

Factors Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

Since substantially all of our operations and customers are located in Brazil, our financial condition and results of operations are substantially dependent on Brazil’s economy and may be negatively affected as a result of the intervention by the Brazilian government in the economy.

The Brazilian economy has been characterized by significant volatility and by frequent and significant interventions by the Brazilian government. During the 1980s and the beginning of the 1990s, in response to periods of high inflation, recession and fiscal imbalances, the Brazilian government often changed monetary, tax, credit, tariff and other policies to influence the course of Brazil’s economy. Governmental actions to control inflation and implement other policies have, at times, involved wage and price controls as well as other interventionist measures, such as raising interest rates, freezing bank accounts, imposing capital controls and inhibiting international trade in Brazil. Changes in policy involving tariffs, exchange controls, regulation and taxation could adversely affect our business and financial results, as could inflation, currency devaluation, social unrest and other political, economic or diplomatic developments, and the Brazilian government’s response to such developments. In particular, a number of members of the Brazilian Congress and the administration of President Luiz Inácio Lula da Silva are presently under investigation regarding allegations of corruption, including an influence-peddling arrangement in which political parties and Congressional members allegedly received payments in return for voting in favor of the initiatives of the Workers Party (the President’s political party).

Government intervention in the Brazilian economy may increase our costs and restrict our capacity to conduct our business as presently being conducted. Moreover, social, political or economic developments resulting from the Brazilian government’s imposition of new economic policies, or the Brazilian government’s response to those developments, could also adversely affect our operations.

Brazilian political and economic conditions have been unstable in the past.

The Brazilian government’s political and economic policies may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•                  the results of presidential elections in October 2006;

•                  devaluations and other exchange rate movements;

•                  inflation;

•                  exchange control policies;

•                  social instability;

•                  price instability;

•                  energy shortages;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  compliance with International Monetary Fund performance guidelines;

•                  tax policy; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian currency has fluctuated significantly in the past.

The Brazilian currency has been devalued repeatedly during the last four decades primarily as a result of inflationary pressures. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods of time devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, such governmental actions over shorter periods have resulted in significant fluctuations in the real exchange rate between the Brazilian currency and the U.S. dollar.

The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected our financial results and may continue to do so in the future. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. dollar and other foreign currencies. See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for Brazilian issuers and can lead to government intervention, including recessionary government policies.

The Brazilian economy has experienced extreme inflation in the past.

Until mid-1994 Brazil experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708.6% in 1993 and 909.61% in 1994, as measured by the General Price Index—Domestic Availability (Índice Geral de Preços Disponibilidade Interna, or the IGP-DI). Inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

After the introduction of the Real Plan in 1994, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to 9.81% for 2000, and reached 10.40% in 2001 and 26.41% in 2002. In 2003, 2004 and 2005 the annual inflation rate was 7.67%, 12.1% and 1.24%, respectively. Inflation itself and governmental actions taken to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. In an effort to control the inflationary pressures derived from the devaluation of the real, the Brazilian government has taken deflationary actions, such as raising interest rates and imposing credit restrictions, which are highly unpopular and may be unsustainable for long periods of time. Periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian market for television advertising and on our business, condition (financial or other), properties, prospects and results of operations.

The availability of credit in the Brazilian market may be limited by external events.

A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the recent recession in Argentina. To defend the real during such events and to control inflation, the Brazilian government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect our financial condition or results of operations.

The Brazilian government has enacted tax and social security reforms in the past.

To implement its fiscal policies, the Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we are subject. These reforms include the enactment of new taxes or assessments, changes in the bases of calculation or rates of assessment and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that could result from enactment of additional tax reforms cannot be quantified but may reduce our volume of transactions, increase our costs or limit our profitability. There can be no assurance that these changes will occur in the future. If these changes do occur, they may adversely affect our operations or financial condition.

President da Silva’s coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments. President da Silva’s success in enacting his initiatives will, therefore, depend on his ability to form and maintain alliances with other major parties in the Brazilian Congress. The success of President da Silva’s initiatives will also be influenced by public opinion toward the reforms and the strength of any opposition to the reforms by affected interest groups. If the reforms are not approved by the Congress, Brazil’s economic growth may be impeded, which in turn could have a negative impact on our business.

The Brazilian currency is subject to exchange controls and restrictions.

The purchase and sale of foreign currency in Brazil is subject to governmental control through the Central Bank. Brazilian law provides that, in the event of a serious imbalance in Brazil’s balance of payments or a foreseeable likelihood of such an imbalance, the Brazilian government may, for a limited period of time, impose restrictions on the remittance of foreign currency and on the conversion of Brazilian currency into foreign currencies. Brazil has not restricted the remittance of foreign currency since 1990. However, no assurance can be given that such measures, which could affect our ability to make principal and interest payments with respect to the Senior notes will not be instituted in the future.

Many factors beyond our control could affect the likelihood of the Brazilian government imposing exchange control restrictions. Among these factors are:

•                  the level of Brazil’s foreign currency reserves;

•                  the availability of sufficient foreign exchange on the date a payment is due;

•                  the size of Brazil’s debt service burden relative to the economy as a whole;

•                  Brazil’s policy towards the International Monetary Fund; and

•                  political constraints to which Brazil may be subject.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development

We are one of the major multiservice telecommunications operators in Brazil. We provide the following services to our subscribers:

•                  pay television services (through digital and analog MMDS and cable technologies);

•                  broadband internet services; and

•                  VoIP and other telecommunications services.

In 1991 we launched the first pay television service in Brazil and, in 1999, became the first provider in Brazil of high speed internet services under the name Ajato. Today Ajato offers broadband internet access and Editora Abril content to residential and corporate subscribers. In 2004 we became the first Brazilian pay television operator to offer digital services by launching TVA Digital, our digital pay television service, to our cable subscribers in São Paulo. In 2005 we digitalized our MMDS network in São Paulo, which permitted the supply of digital service to the city’s entire metropolitan region.

With the launching of TVA Voz (“TVA Voice,” a VoIP service) in 2005, we became the first “triple-play” operator in the Brazilian market, offering pay television, broadband internet and voice services. In 2005 we also became the first Brazilian pay television operator to offer digital video recorder (DVR) service, which is a first step towards the launch of video-on-demand (VOD) services for our digital TVA subscribers. Being the triple-play pioneer in Brazil strengthens our reputation as an innovator in the segments in which we operate.

In terms of number of subscribers, according to Pay TV Survey, as of December 31, 2005 we were the second largest terrestrial pay television company and the largest terrestrial digital television operator in Brazil, and one of the principal broadband internet providers in the country.

Through our digital and analog MMDS and cable networks, we serve both residential and corporate customers. We offer services in seven cities (São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Foz do Iguaçu, Florianópolis and Balneário Camboriú), with a total population of approximately 28.5 million people as of December 31, 2005. In Balneário Camboriú, we are the only terrestrial pay television operator. According to IBGE statistics, the States of São Paulo, Rio de Janeiro and Paraná (the capital of which is Curitiba) alone represented approximately 51% of Brazil’s GDP in 2004. Residents of these areas have substantially higher average household income, per capita consumption and receptivity to products with technological innovations than the respective national averages. In addition, the population density in these states is substantially higher than the national average and has a higher concentration of classes with greater purchasing power. Thus, we believe we are active in the largest and most attractive markets in Brazil.

From 2001 to 2003 we implemented a strategic and financial restructuring, following which we significantly improved our results, increased our profitability and subscriber base and created a new business model with the launch of new products and services focused on the triple-play concept.

We believe that the profitability of our operations in São Paulo, where we operate in the triple play business model, is in line with benchmarks worldwide. We expect the digitalization of the MMDS network in Rio de Janeiro to occur by the end of 2006, and in Curitiba by the end of 2007. At that time, we will be able to offer digital services in these cities with the same quality as we provide currently in São Paulo. We believe that the digitalization of our networks significantly improves our profitability by allowing us to offer bundled services and launch new products to our subscriber base.

We believe that there is high potential for growth in the markets in which we operate because, with the digitalization of our MMDS network in São Paulo, Rio and Curitiba, we will have a highly competitive product in metropolitan areas with more than 2 million class ABC+ households, of which more than 900,000 did not have pay television services as of December 31, 2005. In addition, when compared with cable, our MMDS network requires lower infrastructure development and operating costs, while allowing us to supply the same services as cable, plus mobile services.

The chart below shows the evolution of our subscriber base in each of the services that we provide:

Subscriber Base (in thousands)

We believe the increase in our subscriber base and profitability is due in large part to the flexibility of options we offer to our subscriber base and our dedication to customer service. We take a long-term approach to our relations with our subscribers by offering bundled video, voice and data services, with a wide variety of pricing options.

We hope to expand our portfolio of innovative and quality products and services to include WiMAX technology, which will add restricted portability and mobility to our video, data and voice services, thereby permitting the expansion of our business model to “quadruple play.”   In November 2005, we signed a memorandum of understanding with Samsung for the development of WiMAX technology, and in March 2006 we signed a trial contract for the analysis of the commercial feasibility of WiMAX technology in São Paulo, which is expected to occur by the end of 2006. The objective of this contract is to adapt WiMAX technology to the topological conditions of São Paulo, which would make Brazil the second country, after South Korea, to offer WiMAX on a broad basis. We believe that we are the first operator in Brazil to test WiMAX technology. We expect that the WiMAX NLOS (Non-line of Sight) in our digital MMDS network will avoid blockages of shadow areas, permitting greater coverage and better service quality.

We believe that MMDS has gained increasing importance as a distribution platform. Our digital MMDS network, together with the use of WiMAX technology, makes it possible to add portability and restricted mobility to the video, voice and data services we already offer. This should provide a new experience and entertainment concept for our subscribers, as we will be able to offer access to our content in different platforms and terminals (“anytime, anywhere, any device”). This development of our business model will expand the market of consumers for our services beyond households as a whole and into different consumers in each household. We also believe that there are significant barriers to entry for new service providers in this segment, including regulatory issues (such as the limited MMDS radiofrequency spectrum available to new providers, especially in São Paulo and Rio de Janeiro, where we hold concessions for the entire MMDS spectrum).

Through our cable and MMDS licenses, we are able to provide multiservices in our major markets until the expiration date of these licenses. We believe that, as we use the MMDS spectrum in an efficient manner, and satisfy other applicable requirements, we will obtain the renewal of each of our licenses for a further 15 years. In 2006, we requested renewal of our MMDS licenses (which presently expire in 2009) by ANATEL, together with the permission to supply wireless multiservices with portability and restricted mobility in the 2.5GHZ band of the MMDS spectrum. With the renewal of these MMDS licenses, we expect to obtain the first wireless multiservices license in Brazil.

As of December 31, 2003, we also held a minority interest in several companies known as “Canbras TVA”, which collectively provided cable television services to an additional 19 cities in southern Brazil with a total population of 2.9 million. In October 2003, we entered into an agreement to sell our entire equity interest in each of the Canbras TVA companies to Horizon Cablevision do Brasil S.A. The federal Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency, or ANATEL) approved this sale on June 16, 2004, and all other conditions precedent to the closing of the sale were waived by the parties during the first half of 2004. Abril Comunicações S.A., our main shareholder, received the entire proceeds of the sale in the amount of US$5.5 million, for which we recognized a shareholders’ receivable.  In addition, upon the consummation of this sale, we and the Canbras TVA companies terminated our Association Agreement, dated June 14, 1995.

During the three years ended December 31, 2005, we incurred capital expenditures of $50.9 million, primarily in connection with the purchase of reception equipment, converters for installation throughout our cable and MMDS systems, other equipment required to upgrade our cable and MMDS networks (including the introduction of digital services in São Paulo) and the increase of our pay television and internet subscriber base. We estimate that approximately $47.7 million will be required in 2006, principally in connection with the purchase of installation materials and equipment, technological upgrades (including the introduction of digital services in Rio de Janeiro) and the increase of our pay television and internet subscriber base.  We estimate that approximately 85% of these investments are variable (due to growth of the subscriber base and Churn replacement) and that the payback for such investments will occur within a six-month period (for analog services and broadband internet services) or a 12 to 15-month period (for digital services).

Tevecap S.A. is a corporation of unlimited duration under the laws of the Federative Republic of Brazil.  Our registered office is located at Av. das Nações Unidas, 7221 - 7º andar, São Paulo, 05425-902 SP, Brazil (telephone: +55-11-3037-5127).

B. Business Overview

Our Strategy

Our business strategy is focused on creating long-term relationships with our customers by offering quality programming and multiple communications services for all age groups.  We are taking advantage of technological developments to use our core cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services and expect to take advantage of possible deregulation and the growing demand for these services in Brazil.  We were the first company in Brazil to provide customers with a single source of “triple-play” (video, data and voice) multimedia services, and through the development of our WiMAX services we expect to become the first company in Brazil to provide a single source of “quadruple-play” (video, data, voice and portability) services.

The Brazilian Pay Television Market

Brazil is the largest television and video market in Latin America with an estimated 51.8 million TV Homes which, as of December 31, 2005, watched on average approximately 2.3 hours of television per day. In residences that have access to free television, pay television, Internet services, newspapers and magazines, pay television is the leader in terms of share of time, with a 24% share, in spite of its relatively recent entry into the market. Approximately seven million television sets and three million DVD units were sold in Brazil during 2005.

The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in São Paulo (which was followed by the introduction by TVA of MMDS services in São Paulo in 1991). As of December 31, 2005, there were an estimated 4.1 million pay television subscribers, representing approximately 8.7% of Brazilian TV Homes. By comparison, as of December 31, 2005, 75% of TV Homes in Argentina, 18.9% of TV Homes in Mexico and 82% of TV Homes in the United States of America subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and cable systems and through development of nationwide Ku-Band transmission systems. In addition, management expects that the pay television industry in Brazil will undergo a period of consolidation in the near future due to the failure of the industry to grow as expected since its inception and the need by pay television companies to increase numbers of subscribers and revenue in order to reach or maintain profitability.

Our Services

Pay television

We offer diverse pay television and video services, catering to various audiences in a flexible manner. We deliver these services through digital and analog MMDS and cable distribution networks.

The following table sets forth information regarding the markets in which we operate pay television systems and distribute programming, as of December 31, 2005:

	Service Launch Date	TV Homes(a)	Class ABC TV Homes(a)	Subscribers	Average Revenue per Month per Subscriber		Pay Television Programming Channels Offered
MMDS:

TVA Sistema
São Paulo (digital & analog)	September 1991	2,258,831	785,288	30,542	U.S.$	40.90	10 analog/107 digital
Rio de Janeiro	March 1992	1,907,346	1,007,975	64,119	U.S.$,	31.38	28

TVA Sul
Curitiba	March 1992	426,836	241,405	5,081	U.S.$	23.39	15

Cable(b):

TVA Sistema
São Paulo (analog & digital)	October 1994	2,258,831	785,288	154,794	U.S.$	37.32	63 analog/107 digital

TVA Sul
Curitiba	January 1995	426,836	158,896	21,511	U.S.$	34.84	68
Camboriú	June 1996	22,925	14,854	10,535	U.S.$	32.16	60
Foz do Iguacu	June 1996	105,894	42,944	7,448	U.S.$	23.81	65
Florianopolis	September 1996	202,549	124,924	6,545	U.S.$	32.88	63

Total MMDS and Cable Subscribers				300,575
Subscribers Awaiting Installation				443
Total Subscribers				301,018

(a)          This data is based on information provided by Pay TV Survey and IBGE.

(b)         TVA’s cable systems in São Paulo, Curitiba, Camboriú, Foz do Iguaçú and Florianópolis have approximately 668,191, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2005.

MMDS

We operate Brazil’s largest MMDS network and serve the country’s major metropolitan areas.  We own four MMDS licenses and operate MMDS systems in São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, which have an aggregate population of approximately 26.1 million. As of December 31, 2005, we served 99,742 MMDS subscribers in these cities.  All of our MMDS systems use addressable converters, which allow us to offer tiered pricing options that allow us to attract new customers, retain existing customers and reduce Churn.

In 2005 we launched our digital MMDS service in São Paulo. We expect to launch digital MMDS service in Rio de Janeiro in late 2006 and in Curitiba in 2007. Our digital MMDS service offers 87 pay television channels plus 20 audio channels. Our analog MMDS systems offer between 10 and 29 analog channels, although in the São Paulo and Rio de Janeiro metropolitan areas our concession permits us to use all 31 frequencies currently available in these markets.

MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to cable systems. Content is broadcast by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber’s home or dwelling unit. At the subscriber’s location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set.

In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of 35 kilometers, expandable to 50 kilometers, depending on operator’s technical capability and viable economic business models. Tall buildings and other tall structures may block reception of MMDS signals, although we are experimenting transmissions with NLOS (non-line of sight) MMDS technology that would avoid such blockages and allow us to defer costly investments, in particular for Internet services.

Since 2000 we have also had ANATEL authorization to utilize, under our MMDS licenses, the frequencies corresponding to the return channels of our MMDS systems in São Paulo and Rio de Janeiro. We use these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

Cable

Through our subsidiaries TVA Sistema and TVA Sul, we own five cable licenses and operate cable systems in São Paulo, Curitiba, Camboriú, Florianópolis and Foz do Iguaçú, which have an aggregate population of approximately 15.9 million. As of December 31, 2005, we served 200,833 cable subscribers in these cities.   Our cable systems use fully addressable converters in São Paulo and Curitiba (85% of our cable subscriber base), which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber’s service from the headend on short notice.

In 2004 we launched our digital cable service in São Paulo. Our digital cable service offers 87 pay television channels plus 20 audio channels. We currently offer between 60 to 68 analog channels of programming (including off-air channels) on our cable systems, depending on the market, and have the capability of offering up to 77 analog and digital channels using up to 550 MHz and 110 analog and digital channels using up to 750 MHz. During the twelve months ended December 31, 2005, we averaged approximately 855 net new cable subscribers per month. Following a restructuring period, during which we eliminated unprofitable subscribers, our cable subscriptions have grown at a profitable and sustainable pace.

Cable service involves a broadband network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The content is collected from providers in the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber’s house. Most of our cable systems are constructed with 750 MHz bandwidth capacity, which allow a larger data transmission as compared to other Brazilian operators and enables us to provide interactive services, including Internet and telecommunications services. In São Paulo, our entire network is constructed with 750 MHz capacity. Those systems that are not constructed with 750 MHz capacity are equipped with 550 MHz capacity, which is readily upgradeable to 750 MHz capacity. We have used our cable system in São Paulo to provide our Ajato high-speed internet service since 1999.

As of December 31, 2005, we had deployed approximately 4,394 kilometers of our cable network, including 819 kilometers of fiber optic cable, consisting of a 701 kilometer fiber optic loop in São Paulo and a 118 kilometer fiber optic network serving Curitiba, Camboriú, Foz do Iguaçú and Florianópolis. As of December 31,

2005, our cable systems passed 937,578 homes, consisting of 668,191 homes in São Paulo, 201,615 homes in Curitiba and 67,772 homes in Florianópolis, Camboriú and Foz do Iguaçu.

TVA Digital

We currently offer digital pay television services to our cable and MMDS subscribers in São Paulo under the brand name “TVA Digital”. In addition, we expect to launch digital MMDS service to our subscribers in Rio de Janeiro in late 2006 and Curitiba in 2007. Digital services allow customers to access an electronic programming guide, view additional channels, including pay-per-view and audio channels, and select a number of languages and subtitles in which to view programs.

The digitalization of the cable and MMDS networks in São Paulo increased ARPU and reduced the disconnection rate, as well as permit renewed growth in the areas covered by MMDS, at competitive prices. In the cable network in São Paulo, the availability of already amortized analog decoders, together with the large number of households covered by our cable network, permits the supply of low-cost products targeted at classes B- and C+.

The development of Digital TVA was based on various studies and usability surveys. The principal innovations of our digital service are:

•                  program synopses on the screen;

•                  Dolby Digital 5.1 audio;

•                  mosaico TVA, a channel selection system which arranges channels by various types;

•                  option to change the audio and subtitle language;

•                  pay-per-view with purchase by remote control;

•                  programming guide of all channels;

•                  timer programming / notices of favorite programs;

•                  creation of favorite channel lists; and

•                  20 audio channels of various kinds (with the name of the author and music on the screen).

We offer our digital subscribers a number of programming package options and the flexibility to choose channels in accordance with their user profiles.

We periodically launch innovative video products and premium products, designed for our customers with greater purchasing power, who have high definition television sets or who desire greater interaction and control of their programming. Among these products are included digital video recording (DVR) and high definition television (HDTV).

We launched our DVR service in 2005, allowing our digital subscribers to experience a high level of interactivity with our programming.

Among the principal functions of DVR, are:

•                  recording of Digital TVA programming events, which permit the customer to watch them at the most convenient time;

•                  pausing events (including live television), at any time, which allows the customer to watch them later, as of the pause point;

•                  instant replay (including live television) with the touch of a button;

•                  possibility of recording an event while watching another (dual tuner);

•                  picture in picture features (two channels at the same time, one of which displays on a smaller screen);

•                  enhanced navigability (TVA Portal and guides), and

•                  set up of a “Digital Videolibrary” with favorite programs to watch when and as often as desired.

We launched the first transmission of HDTV in Brazil in June 2006 with a broadcast of the World Cup for subscribers with high definition television sets (such as plasma and LCD sets). Transmission in HDTV brings the following innovations to the Brazilian market:

•                  high image definition - “Full HD” (1920 x 1080i );

•                  HDMI interface – video and audio digital quality in a unique digital interface, and

•                  transmission of television signals in HDTV.

Programming

We offer more than 120 channels throughout our pay television network, catering to substantially all interest groups (films, serials, documentaries, sports, children’s programming, adult programming, news and variety, including audio channels, Pay-per-view, a la carte, and others). We offer a series of tiered programming options, with more than 70 packages ranging from 67 – 107 channels for digital service and 9-68 channels for analog service, depending on a subscriber’s marketplace. This provides our subscribers with a large range of programming, platform and pricing choices.

Our main content suppliers are HBO, Discovery, Turner, Fox, ESPN, Viacom and Digital Latin America.

Among others, we offer ten HBO, TNT, Sony, Warner and FOX channels, with more than 1,000 movie titles shown per month. The news segment includes such channels as CNN, BBC and Band News (Brazilian and world news) and, in the sports segment, ESPN, ESPN Brasil, Bandsports, RAI, RTPi and local broadcast television channels, which among other events, broadcast the World Cup and other international soccer matches.

The synergies between our programming area and the other areas of the Abril Group (our controlling shareholder), in particular in relation to content, permit the development of local channels based on Abril’s magazine brands, such as Veja SP Recommends and Placar Cup.

In 2002, in partnership with other pay television operators, we created Associação Neo TV (“NeoTV”), with the objective of purchasing content from programmers under more favorable conditions. Today the association has various members, which, together, have more than 820,000 subscribers in various states in Brazil. Currently, the president of Neo TV is a member of our board of directors.

In recent years Neo TV has led a movement against Globosat to end an exclusivity arrangement that has prevented us from making available Brazilian soccer games that are not available on broadcast television to our pay television subscribers. In May 2006 the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) entered into an agreement with Globosat under which other pay television providers will be able to acquire soccer games from Globosat.

The majority of our programming contracts have a duration of two to three years. Most of our programming comes from international programmers, whose prices are generally denominated in U.S. dollars or other foreign currencies, with the remainder being furnished by domestic programmers. Our contracts with international programmers generally contain clauses protecting us against exchange rate losses above a certain determined level in the event of a significant devaluation of the real in relation to the currency in which the programming agreement is denominated.

Broadband Internet

In July 1999, we launched Brazil’s first broadband internet service and an Internet service provider (ISP), offering broadband access and a content portal, in a package providing centralized service. We presently provide bi-directional broadband Internet access and service using our MMDS and cable networks in the metropolitan areas of São Paulo and Rio de Janeiro under the “Ajato” brand. Unlike our primary competitors, Ajato provides both Internet access and Internet service, thereby avoiding the need for our customers to contract a separate access provider. With the digitalization of our MMDS network, we will be offering broadband Internet services in new areas covered by our wireless infrastructure.

Ajato can be purchased with or without a pay television subscription and permits the user to make live video transmissions and downloads. Ajato currently offers users thirteen speed options, ranging from 400 Kbps to 2.1 Mbps, access to the Veja São Paulo portal (using content based on Editora Abril’s Veja magazine, Brazil’s most widely-read news magazine) and to the diversified content of other Editora Abril magazines, as well as e-mail services. In addition to residential customers, Ajato also provides services to the corporate market, through Ajato Empresas and Ajato Negócios.

Ajato also offers pay-per-band services to its corporate and residential customers, which enables customers to increase connection speed for a specific period, without the need to the customer’s originally contracted speed.

As of December 31, 2005, we had 42,202 residential Internet subscribers and 2,174 corporate Internet clients with a monthly subscription fee of $30.73 and 185.79, respectively, for unlimited internet service. In the São Paulo metropolitan area, where bidirectional cable services are provided, approximately 48% of our cable pay television subscribers also subscribe to Ajato.

VoIP

We also offer telephony service under the “TVA Voz” (TVA Voice) brand using VoIP technology, which is the third element of our “triple-play” strategy (i.e., pay television (TVA), broadband internet (Ajato) and telephony (TVA Voz)). This technology permits the customer to make calls using a broadband internet connection, instead of a standard telephone line. With this service, customers receive and make calls from and to any telephone, including local, long-distance, mobile and international numbers. TVA Voz customers may also make calls free of charge to other TVA Voz customers. With an adapter connected to a common telephone and a broadband internet connection, there is no need to use a computer to make or receive calls. The chief advantage of this technology is the extremely low cost in comparison to the prices charged for long distance calls using conventional telephony.

In 2006, we entered into a memorandum of understanding with Telemar and Neo Voice pursuant to which we provide VoIP service that offers greater coverage in the national and international territories, option of numbers in Brazil and the world, account control with fixed minute plans per month and portability, which permits a user to take his or her number to any place in Brazil or the world.

Commercial and Marketing Strategy

We operate in an integrated and segmented manner, based on our knowledge of household profiles and the characteristics of each of the markets in which we operate, exploiting the following concepts:

•                  joint offer of various services (bundling);

•                  quality in the provision of services;

•                  flexible programming packages with a variety of content and pricing options (over 70 programming packages for pay television and 17 broadband internet plans), and

•                  leadership in the launch of innovative services.

We have a commercial team of approximately 300 sales consultants, distributed in active and receptive telemarketing, field team and website channels. We have developed a sales and service concept for condominiums (including pre-wiring arrangements with residential housing developers) in differentiated offers and personalized after-sale service. In Brazil a “condominium” refers to residential and non-residential buildings or building complexes that have entered into a legal association. This collective subscriber base currently accounts for 35% of our total subscribers, with a high satisfaction index, a low delinquency rate and reduced churn rate compared with our total subscriber base.

In accordance with Brazilian law, we can adjust the pricing on our contracts with current subscribers every 12 months based on the general market price index (IGPM) index.

Customer Service

We use a call center, operated by CSU Cardsystem, one of the largest call center companies in Brazil, where calls from São Paulo, Rio de Janeiro and other areas of the southern region of Brazil are answered. As of December 31, 2005, we had 157 service consultants, segmented in cells by type of product and customer characteristics.

We also have back office areas, personal service and exclusive service for collective and corporate contracts. Communication with the customer is done through the programming magazine, web sites, chat, customer relationship center and local channels.

In 2000 we launched an innovative customer loyalty program in the pay television market in which we offer to our subscribers the ability to attend events (such as theater shows, movie premieres and children’s events) and redeem points for benefits (such as magazine subscriptions and movie tickets). In 2005 more than 100,000 subscribers participated in this program, which allows us to conduct cross-selling and up-selling of products and services and secure subscriber loyalty, all of which significantly contribute to retaining subscribers.

Churn Rate

Churn is measured through spontaneous cancellation requests and delinquency of subscribers. Our monthly average churn fell from 2.4% in 2002 to 1.5% in both 2004 and 2005, reaching a level we believe to be consistent with international standards. The churn rate for our digital technology subscribers is lower than the overall averages stated above.

Suppliers and Partners

The provision of our services depends on the licensing of content, the contracting of network and equipment installation and maintenance services and post installation and rental services with suppliers.

Our main suppliers are:

•                  programming content: HBO, Turner, Discovery, ESPN, Bandsports, Disney, FOX, among others;

•                  technology: Samsung, Intel and NAGRA;

•                  infrastructure: Cisco, Furukawa, GI, and Pirelli;

•                  supplier of IP ports for access to internet: Global Crossing and Embratel.;

•                  outsourced services: Telefônica (network maintenance); and

•                  customer service and sales: CSU and SERCOM.

We entered into a contract with Samsung in March 2006 to test the commercial feasibility and implementation in São Paulo of WiMAX technology through our digital MMDS distribution network. In addition, we have worked with other companies in the development of innovative products for our market. For example, we have worked with Intel in the utilization of WiMAX technology and the digitalization of content, and with NAGRA, a leading supplier of conditional access solutions, in the development of our digital service and DVR service.

Infrastructure

Distribution Infrastructure

Addressable Network

Unlike many other pay television operators, our network in the cities of São Paulo, Rio de Janeiro, and Curitiba are fully addressable, thus enabling flexible programming options and minimizing the ratio of irregular connections, in addition to a more effective collection of fees and lower operational costs related thereto.

Adapting network capacity

We designed and built our distribution network with a view to satisfying current and future market requirements. To this end, our network allows us to:

•                  adapt the network to adequately distribute the volumes of information characteristic of current market requirements;

•                  rapidly expand capacity, in line with market requirements;

•                  introduce upgrades and technological innovations with the minimum possible disturbance for subscribers.

As a result, our network allows users to have one source of digital and analog pay television services and broadband internet services and VoIP. In addition, our network will allow users to access future interactive services, including video on demand, games, home banking and home shopping.

Cable Network

Our cable network uses HFC (Hybrid Fiber Coaxial) topology, which uses fiber optic technology to transport signals from to the various optical nodes of the network. From this point it uses coaxial cable for the distribution of signals to subscribers. The coaxial cables transport radio frequency signals and, in some cases, also feed amplifiers.

Our cable network in São Paulo covers approximately 670,000 homes passed (HPs), implemented in 2,000 HP per node and prepared for segmentation in 500 HPs with the addition of optical transmitters. The network, which consists of 2400 km of coaxial cable, 701 km of fiber optic cable in optical ring and sub-ring topology distributed in 330 optical nodes, is designed to ensure reliability and eliminate the risk that one single event might affect the provision of services on a widespread basis. We believe that this distribution network structure allows us to offer all video and telecommunications services.

We believe that we occupy a unique position in the multiservices area because of the following factors:

•                  node architecture, which permits expansion, introduction of updatings and technological innovations without affecting the services offered, as well as the location of failures in the network, through the checking of the centers responsible for each area;

•                  expandable network, which permits the increase of band IP with the installation of IP equipment in the Network Operations Center (NOC).

•                  high penetration of pay television and broadband internet subscribers;

•                  all the equipment is of open technology of the principal international manufacturers (Harmonic, Philips, GI, Cisco.);

•                  centralized management and monitoring, which reduces operating costs and places our network within international standards of reliability and availability, and

•                  optical ring with a separate structure for pay television and data with 10 Gigabit Ethernet technology.

Our network was designed with a transport capacity of 750 MHz, sufficient for the provision of pay television services, permitting roughly 70 analog channels and the distribution of digital video, using 64QAM and 256 QAM modulation with 40Mbps band capacity per channel of 6 MHz, in addition to broadband internet access and voice.

The digital distribution is allocated in the 500 to 700MHz band, permitting roughly 250 digital channels; the telephony services are allocated in the 700 to 750MHz band. Systems equipped with 550 MHz capacity (Curitiba, Camboriú, Foz do Iguaçú and Florianópolis) are immediately upgradable to 750 MHz capacity.

As of December 31, 2005, our cable network consisted of 4,394 km, of which 819 km are constructed of fiber optic cables. In São Paulo, we constructed a fiber optic loop of 55 km, plus 7 optical sub-rings, totaling 701 km.

As of December 31, 2005, our cable network reached a total of 937,578 homes, consisting of 668,191 homes in São Paulo, 201,615 homes in Curitiba and 67,772 homes in Florianópolis, Camboriú and Foz do Iguaçu.

MMDS Network

MMDS technology has been acquiring greater importance in recent years, with large companies investing in research and development in the wireless technology. The frequency plan designated in Brazil for MMDS services consists of the band between 2500 to 2686 MHz, comprising 31 frequencies of 6 MHz (plus 12 MHz for return channels), modulated and codified. The codified signal is irradiated from the transmission system (principal station) and captured by the subscriber’s receiving antenna. Next, it is converted into another frequency, which is amplified and demodulated to be delivered and processed by the subscriber’s television receiver.

Many leading companies have invested in digital MMDS networks for such new technologies as WiMAX in the 2.5 to 2.7GHz spectrum. This distribution network is of great importance for convergence, portability and mobility. MMDS requires a lower capital investment for the construction of its infrastructure, and has a lower operating cost than those of the cable and DTH systems, besides permitting rapid service in areas not covered by the physical network (time to market) and the supply of bundles with innovative services such as:

•                  Fixed and mobile broadband with QoS (quality of service);

•                  WiMAX for mobile, portable and fixed devices;

•                  VoIP with restricted mobility;

•                  multimedia services, and

•      mobile business.

We have a license in the most “noble” band of 2.5GHz and operate the largest MMDS network in Brazil (198 MHz in São Paulo and Rio de Janeiro and 90 MHz in Curitiba and in Porto Alegre).

To optimize signal reception in shady areas (i.e., areas not reached by the signal of the principal station), signal reinforcers (repeaters) are installed, which can only be installed within the service rendering area. The WiMAX NLOS (non-line of sight) technology in the digital MMDS network avoids shady areas, permitting greater coverage, operations in new areas and better quality services, as well as the possibility of multiservices with restricted portability and mobility.

Our MMDS network in São Paulo was digitalized in 2005. We believe that the digitalization of our MMDS network in Rio de Janeiro will occur at the end of 2006, while digitalization in Curitiba is planned for 2007. With the digitalization of our MMDS networks in these additional markets, we will be offering the same quality digital services in the São Paulo, Rio de Janeiro and Curitiba markets.

In the metropolitan areas of São Paulo and Rio de Janeiro, we hold all the 31 currently available frequencies, and, in Curitiba, we have 15 frequencies. Each frequency permits the supply of up to 8 digital channels, through the use of compression technology. The MMDS frequencies can also be allocated to the data traffic for broadband internet.

In 2000, we obtained authorization from ANATEL to use the frequencies corresponding to the return channels of our MMDS systems in São Paulo and Rio de Janeiro. We currently use these frequencies, which vary between 2170 and 2182 MHz, to provide broadband internet services.

IP Network

The technology used for our IP network is DOCSIS, with an open standard and adopted worldwide by multiple service operators (MSOs). The DOCSIS cable modems permit the supply of high-speed broadband with 10 Mbps of downstream per user. This capacity permits high quality multimedia services and differentiates itself from the ADSL networks installed in São Paulo.

The decentralized topology of the network and the five points of presence (POP) of the distribution of data minimize noise and interference.

The main technologies deployed in our network are:

•      CMTS - Cable Modem Termination System: this equipment is responsible for connecting broadband users to our core back bone. We currently have 200 downstream ports and 46 upstream ports;

•      Core back-bone: responsible for transporting the data from the IP port with the carriers (Embratel, Globalcrossing, Brasil Telecom, etc.) to the CMTS. Our core uses Ethernet technology. We are expanding this core tenfold, from 1 Giga Bit to 10 GigaBit Ethernet; and

•      QoS/Traffic Shapping:  These tools provide network analysis and control, and are responsible for analyzing all the protocols and applications that are transmitted in our core individually by subscriber, supplying detailed information of the consumer profile by user, day and time of the week, as well as accounting information including the volume of traffic used per hour/day/week. These tools allow us to comply with our QoS level agreement.

NOC / IDC

To guarantee a quality level of internet services, we are the only pay television operator in Brazil that maintains a sophisticated Network Operations Center (NOC) and Internet Data Center (IDC), based in São Paulo, which monitors all active network equipment, including CMTS, routers, switches, multiplexers, etc. This management platform is supported by a software system developed in-house. It is possible to also monitor the volume of users and data by equipment, the number of on-line and provisioned users, signal/noise level of the network, and the opening and monitoring of trouble tickets between the various areas including the relationship center, Engineering, headend, external and internal network. The platform is also responsible for the provisioning and diagnosis of network users, working as an Operation Support System – OSS, an interface between the billing system and the DHCP servers, which is responsible for the IP addressing assignment policy and Ajato users.

Monitoring and Management

Our network command and control is conducted by the Network Operations Center, one of the largest and most advanced network management centers in the world, operated by Telefônica, which provides us with the following:

•      SLA – Service Level Agreement of 99.98% for hosting and infrastructure services;

•      datacenter with 250m2 of area, with total capacity of 80 racks (Racks 19” x 44U);

•      professional infrastructure for feeding electrical current, electrical fixtures, air conditioning system, security and maintenance.

Under Brazilian law, the providers of public electric power, telecommunications and petroleum services have the right to share with one another the necessary infrastructure for the rendering of these services, in a non-discriminatory manner and at just and reasonable prices and conditions. As such, we have entered into non-exclusive contracts with various electricity distribution service providers for the use of part of the excess occupation capacity of the light posts belonging to the electricity distribution system. Currently, 99.6% of our cable network is aerial. These are long term contracts (normally five years, renewable for an equivalent period) and establish a fixed monthly price, calculated per fixing point used by us. Pursuant to our contracts, the prices we pay are adjusted annually in accordance with the IGP-M (general market price index) or INPC (national consumer price index) and are currently in the range of R$2.00 to R$2.30 per fixing point in São Paulo.

Installation and Technical Assistance

The objective of our installation and technical assistance process is for sales and technical assistance requests made prior to 3:00 p.m. to be concluded on the same day, and sales and technical assistance requests made after 3:00 p.m. to be concluded up to 24 hours from the moment of the respective request.

We outsource installation services in all the cities where we are present. We contract with eight different companies, divided by operating area, to assure the highest quality and lowest costs possible.

IT Infrastructure

Subscription System

Our integrated subscription system (Si@) was developed in web technology, in conformity with advanced standards, using Oracle technology, thus enabling significant productivity gains.

The architecture of our system meets our needs derived from the entry of new products and services, from the prospecting of new subscribers to self-service (via internet or telephone service). The Si@ system is equipped to serve the entire organization, incorporating information in real time in support of the operating and financial areas.

It also has functions relating to billing, collection, CRM, provisioning and management of the relationship with the subscriber.

Collections

Our collection process is completely automated and integrated with Si@. Its objective is the retention and loyalty of customers, as well as the recovery of debtors’ balances. It is a segmented process, based on the profile and past records of each subscriber. The methods of approach vary from letters and telephone contacts to offers of packages with more affordable prices and automatic payment plans.

All the information relating to the collection process is stored in the system, which permits us to have a complete history of each subscriber for customer service, relationship actions and cross promotion.

We have a high recovery index of subscribers that enter the collection process, which contributed towards our having a churn rate that is comparable with international rates and relatively low delinquency rates.

Competition

Pay television

We compete with providers of pay television services that use cable, MMDS and DTH cable transmission technologies.

We expect to continue facing competition from existing and future operators, including possible competition derived from new and developing technologies and the easing of regulations in the pay television industry. We believe that competition is and will continue to be primarily based on program offerings, customer satisfaction, network quality and price of services. We believe our competitive position will improve significantly as a result of the May 2006 decision by CADE requiring Globosat to provide soccer programming rights to pay television operators other than NET.

We also compete with national broadcast networks and regional and local broadcast stations.

MMDS and Cable Service

We compete with other major cable and MMDS operators in each of our principal markets, with the exception of Camboriú, where we are the only provider of pay television service. Our main competitors are cable and MMDS systems operated by Net, which is controlled by Telmex. Net competes with cable systems in the metropolitan areas of São Paulo, Rio de Janeiro, Curitiba, Foz do Iguaçu and Florianópolis. In the overbuilt cable areas (i.e., areas where customers have a choice between providers), the Net and TVA cable systems have similar penetration rates. We are the leaders of the MMDS market in the metropolitan area of Curitiba, with a market share of 91% in 2005, as compared to Net’s 9% in the same period. We also compete with the cable system of TV Cidade in the metropolitan area of Rio de Janeiro.

With the digitalization of our MMDS services and the resulting increase in coverage area, we began to compete with other operators in pay television services. In the “ABCDOG” region, a region of the state of São Paulo comprising the cities of Santo André, São Bernardo do Campo, São Caetano do Sul, Diadema, Osasco and Guarulhos, we compete with Vivax, Adatel and Big TV.

DTH Satellite Service

We also compete with DTH satellite service operators in Brazil, especially Sky and DirecTV, as well as TECSAT. Sky is controlled by News Corporation Plc, a subsidiary of The News Corporation Limited and Globopar. Sky currently offers 110 audio and video programming channels (including pay-per-view channels), while DirecTV offers 128 audio and video programming channels, including 35 pay-per-view channels. After the acquisition of DirecTV in the United States by News Corporation, it is expected that DirecTV will be absorbed by Sky Brasil (this transaction was approved by ANATEL in November 2005 and CADE in May 2006).

Broadcast Television

Broadcast television services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network.  The national broadcast television networks and local broadcast stations receive nearly all of their revenues from the sale of television advertising, the price of which is based in part on the audience share and ratings for the networks’ programs. Programming offered by pay television providers, including us, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

Broadband Internet Services

We compete with fixed telephony carriers, cable television operators and other broadband providers in the broadband internet market, in addition to providers of dial-up internet on a smaller scale. We believe that competition depends especially on the speed, price, technical support and quality of the network.

In 2005, approximately 81% of all residential broadband internet service in Brazil was provided by ADSL providers, while approximately 19% was provided by cable providers (such as our Ajato). Our main competitors in this market are Internet providers of companies from Grupo Telefónica (Speedy), with a market share of approximately 33%, Brasil Telecom (Br Turbo), with a market share of 27%, Telemar (Velox), with a market share of 22%, and NET-Virtua, with a market share of approximately 9%. Ajato currently has a market share of approximately 1.3%.

Voice Services

In voice service we compete with fixed telephony carriers, such as Telefônica, that utilize fixed residential and commercial lines, and with carriers that offer fixed telephony and VoIP, as is the case of GVT, which supplies integrated local and long distance voice, data, internet and VoIP services.

Embratel recently formalized the acquisition of an equity interest in Net, with the hope of unifying their service infrastructure and preparing Net to supply VoIP to the residential segment.

Regulatory Framework

The subscription television industry in Brazil is subject to regulation by the Agência Nacional de Telecomunicações (ANATEL), an independent federal agency, pursuant to Law No. 9472/97 (“Law 9472”), Law No. 9295/96 (“Law 9295”) and Law No. 8977/95 (“Law 8977”). ANATEL is authorized to grant concessions for MMDS, cable, and DTH licenses.

MMDS Regulations

General. Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 (“Decree 2196”), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, “Ordinance 254”), Rule No. 002/Rev. 97 (“Rule 002”) and Resolution 429/2006. Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

Licenses. ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company’s São Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

A license to use MMDS frequencies is granted for a renewable period of 15 years. The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements. Our MMDS licenses presently expire in 2009, and we filed requests for their renewal with ANATEL in February 2006.

Under the provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for (i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. We currently control four MMDS licenses in cities of more than 700,000 inhabitants (São Paulo, Rio de Janeiro, Curitiba and Porto Alegre), but in each of these cities we have at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant’s proposed schedule for implementing commercial operations, the applicant’s commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder’s proposed signal will interfere with existing signals. The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. As of December 31, 2005, we had not been required to repay any amounts or provide any discounts due to interruptions of service. However, we do refund prepaid installation service fees when we discover such service is unavailable for any reason.

Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede our growth and may otherwise have a material adverse effect on our results of operations and financial condition.

Cable Regulation

General. Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 (“Law 8977”), Decree No. 2206/97 (“Decree 2206”), which authorized the regulation of cable services, and Ordinance 256/97 (“Ordinance 256”), which approved the Norma Complementar do Serviço de TV a Cabo regulating the granting of licenses for, and the operation of, cable services. Until Law 8977 was enacted in 1995, the Brazilian cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 (“Ordinance 250”), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 (“Ordinance 36”).

Ordinance 250 regulated the distribution of television signals (“DISTV”) by physical means (i.e., by cable) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services. Although Ordinance 250 did not specifically address cable services, a number of DISTV operators (including the Company’s cable systems) began to offer cable services based on DISTV authorizations.

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

Ordinance No. 256/97 (“Ordinance 256”) imposes restrictions on the number of areas that can be served by a cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two cable licenses in cities of more than 700,000 inhabitants (São Paulo and Curitiba), but in each such city TVA has at least one competitor.

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

Cable operators that previously provided cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into cable licenses. Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any cable system operator to comply with the restrictions. Our cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

Cable licenses for service areas not covered by existing authorizations are granted pursuant to a public bidding process administered by ANATEL after prior public consultation. All such licenses are nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide cable services in the service area. In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge. After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

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

Cable Related Service Regulation

General. Brazilian telecommunications services are governed primarily by (i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 (“Amendment 8”), (ii) Law 9472, (iii) Law 9295 and (iv) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, cable television, cellular telephony and multimedia communications services. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services.

Private companies have been permitted under Brazilian law to provide a number of telecommunications services, including telephony, radio broadcasting, paging, trunking, subscription television, cable television services and SCM (Serviço de Comunicação Multimídia). In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

High-Speed Cable Data Services. Law 8977 and Decree 2206, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data. This broad grant of authority is understood to permit cable television operators to furnish services such as interactive home banking and high-speed cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed cable data services may be installed by ANATEL in the future.

On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as cable systems) by unidirectional or bi-directional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. Initially, we were subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).  With the passage of Anatel Resolution 272/2001, which regulated SCM (multimedia communications services), our Internet service began to be provided directly by TVA Sistema (and Ajato became a division of TVA Sistema).

Cable Telephony. In accordance with Law 8977, no entity is permitted to furnish fixed telephone services in Brazil without a specific license to do so. There are, however, certain limited regulatory exceptions pursuant to which private entities other than telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutação Telefônica or “CPCT”) serving “condominiums” (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term “condominium” refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of 10 December 1990 (“Ordinance 119”), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebrás. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. We believe that, under current Brazilian law, cable television operators can utilize their cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through cable television networks to the public telephone network.

In November 2001 Anatel revised regulations concerning the provision of fixed telephony services to the general public (Servico Telefônico Fixo Comutado, or “STFC”). These regulations provide that any company meeting certain criteria can provide STFC services throughout Brazil. In March 2002 we requested authorizations to provide STFC services in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. In November 2002 we received ANATEL approval to offer STFC services in these areas. In February 2004 we voluntarily returned our STFC license to ANATEL due to the lack of investment opportunity partners in this sector and our focus on other strategic investments.  The license can be returned to us upon request.

In August 2001 ANATEL revised regulations concerning the provision of telecommunications services other than STFC, radio and television broadcasting, pay television and cellular services to the general public (Servico de Comunicação Multimídia, or “SCM”). In January 2002 we requested that our existing license for such services be converted into an SCM license. This request was approved by ANATEL in November 2002.

Other. On November 24, 1999, ANATEL and ANEEL (Agência Nacional de Energia Elétrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. We are involved in legal proceedings against Centrais Elétricas de Santa Catarina—CELESC and Companhia Paranaense de Energia Elétrica—COPEL in order to resolve certain questions relating to our contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities. We discuss these proceedings in more detail below under “Legal Proceedings.”

Legal Proceedings

We are party to certain legal actions arising in the ordinary course of our business which, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position. As of December 31, 2005, we had reserved approximately $43.2 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment and ICMS (state value-added tax).

We are involved in litigation against Centrais Elétricas de Santa Catarina–CELESC and Companhia Paranaense de Energia Elétrica–COPEL in order to resolve certain questions relating to our contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities.

Until May 2006 we were challenging before Conselho Administrativo de Defesa Econômica–CADE, the Brazilian antitrust authority, certain exclusivity rights with respect to Brazilian soccer programming enjoyed by Globosat, an affiliate of one of our main competitors. During the first half of 2004, we received two favorable decisions from Secretaria de Direito Econômico, the Secretariat of Economic law, and in 2006 CADE entered into an agreement with Globosat under which other pay television providers will have the right to purchase rights to broadcast Brazilian soccer programming. We believe our purchase of Brazilian soccer will significantly help us attract new subscribers and maintain current subscribers.

We are judicially disputing the payment of ICMS (sales tax on operations relating to the provision of goods and services) before the São Paulo Court of Justice. The State of São Paulo asserts that ICMS is due at the rate of 25% with respect to the provision of advertising on pay television. On the other hand, the Municipality of São Paulo asserts that the provision of advertising on pay television constitutes the rendering of services and therefore that only ISS (tax over services), and not ICMS, is due at the rate of 5.0%. We consider an unfavorable outcome in this claim to be probable and have made a provision of $23.3 million with respect thereto. Currently, we pay ICMS over advertising on pay television.

Certain municipalities in the States of São Paulo, Paraná and Santa Catarina have announced their intention to charge us for the use of public highways where telecommunication equipment necessary for the rendering of our services is installed. We are currently involved in seven claims relating to this issue. Five of these claims are in the appeals phase in the Courts of Justice of São Paulo, Paraná and Santa Catarina, and two of these claims are in the Appeal Court of the State of São Paulo. We have made no provision in this respect. Based on the opinion of our external counsel, we believe that the likelihood of an unfavorable outcome relating to these claims is remote.

Our operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Suits were filed against TVA Sul in the 1a Vara Cível Forum Central de Curitiba and against TV Brasil in the 14a Vara Cível Forum Central de São Paulo. The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment. Based on the opinion of our attorneys, we believe that we are likely to prevail in these suits. In the event we do not prevail in these proceedings, however, our consolidated financial position  may be materially adversely affected.

In addition, we are party to several administrative proceedings before ANATEL, which may result in the imposition of penalties. These proceedings relate primarily to

•      license transfers;

•      area irradiation limit;

•      signal distribution;

•      stoppage of services;

•      approval of equipment;

•      communication of corporate acts; and

•      channel inclusion.

Tax Recovery Program

On April 5, 2000, we and our subsidiaries opted to participate in the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 dated January 25, 2000, later converted into Law No. 9,964 dated April 10, 2000.  In addition, TVA Sistema used its credits for tax loss carryforwards amounting to $6.4 million for amortization of interest and fines. As guarantee of the payment of the debts included in the program, TVA Sistema pledged property with an aggregate value of $15.0 million as collateral.

On July 31, 2003, certain of our subsidiaries, including TVA Sistema, through a protocol filed with the Federal Revenue Service, opted to refinance certain tax obligations under the Federal Tax Financing Program (PAES), established by Law No. 10,684 dated May 30, 2003. The main reasons for this action were the extension of maturity dates, refinancing through PAES (special installment program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement. Management believes that this payment will be made in approximately 111 monthly installments, adjusted by TJLP.

UHF Licenses

On December 17, 2003, we signed an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to UHF services to an unrelated party. We received an advance of $2.7 million which is recorded as advances from customers. This balance has been monetarily restated using the IGPM + CDI indexes and amounted to US$5.4 million as of December 31, 2005 (US$3.9 million as of December 31, 2004). The consummation of the transaction is still subject to the approval of ANATEL.

C. Organizational Structure

The following chart sets forth the significant subsidiaries comprising the corporate structure of our cable, MMDS and Internet businesses.

TVA Sistema and TVA Sul operate our MMDS and cable businesses. TVA Sistema operates our MMDS operations in São Paulo and Rio de Janeiro and cable operations in São Paulo. TVA Sistema also operates the business of Ajato, our high speed Internet service. TVA Sul operates our MMDS operations in Curitiba and cable operations in Curitiba, Foz do Iguaçú and Florianópolis. TVA Sul holds a 60% equity interest in CCS-Camboriú Cable System Telecomunicações Ltda., the operating company for our services in Balneário de Camboriú. An unaffiliated third party holds the remaining 40% equity interest in CCS.

D. Property, Plant and Equipment

We own most of the assets essential to our operations. Our major fixed assets are coaxial and fiber optic cable, converters for subscribers’ homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. We lease certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of our hub sights and head ends and space for other portions of our distribution system. We lease offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Paraná, which are owned by us. We also own our data processing facilities and test equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

This discussion of our operating review and prospects reflects our historical results. Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and our rapid growth, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of our future performance.

A. Results of Operations

Overview

Since our inception in 1989, we have been developing our businesses. Despite positive operating cash flows since 2002, we continue to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Our net losses incurred since inception have been funded principally by (i) net contributions of U.S.$516,487 from our shareholders, (ii) borrowings from Editora Abril S.A., or Editora Abril, under a revolving credit facility, dated December 6, 1995, between us, as the borrower, and Editora Abril, as the lender, or the Abril Credit Facility, (iii) dispositions of non-strategic assets, and (iv) bank loans and other borrowings made from time to time. In November 2001, our shareholders agreed to capitalize outstanding loans in the aggregate principal amount of U.S.$123,159 made to us by Editora Abril under the Abril Credit Facility.

Our results of operations for the year ended December 31, 2005 were significantly affected by the following factors: (i) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (ii) the relatively high cost of local financing, (iii) the impact of the appreciation of the real, as discussed below, and (iv) an increase in income tax expense and accrual for fiscal contingencies as required under rules recently implemented by the Brazilian Securities Commission (CVM).

Critical Accounting Estimates

The Financial Statements are presented in accordance with U.S. GAAP. As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Deferred income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. As of December 31, 2005, we had approximately U.S.$350.7 million of accumulated tax losses, to offset against regular taxes. These accumulated tax losses do not expire. We have a limited operating history and have generated losses since our inception. In view of this, we have established a full valuation allowance for the amount of the deferred tax assets attributable to the accumulated tax losses carryforwards and other deductible differences. In the event that we generate taxable income in the future, it will be able to utilize these accumulated tax losses.

Impairment of long-lived assets. We reviews our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and internal forecasts. A change in assumptions and estimates in the future could materially impact our reported financial results in the event that we are required to recognize impairment charges, which would decrease net income and result in lower asset values on our balance sheet.

Depreciation of property, plant and equipment. Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 9 to the Tevecap Financial Statements. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain. In the event that we change our estimates of useful lives, the amount of future depreciation expense could be materially different.

Provision for doubtful accounts. A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provisions for contingencies. We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in our approach in dealing with these matters, such as a change in settlement strategy. Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

Impact of Real Fluctuation

All forms of our revenue were affected in dollar terms as a result of the significant fluctuation of the Brazilian real against other major currencies. The devaluation of the real, which occurred primarily in 1999 and continued through 2002, resulted in a loss in the value of the real against the U.S. dollar of approximately 18.7% during the year ended December 31, 2001 and approximately 52.3% during the year ended December 31, 2002. This devaluation also resulted in an increase in our U.S. dollar-denominated liabilities. For the years ended December 31, 2003, 2004 and 2005, however, the real appreciated approximately 18.2%, 8.1% and 11.8%, respectively, against the U.S. dollar. This appreciation resulted in an increase in all amounts presented in our consolidated statement of operations. In particular, this appreciation significantly affected our foreign currency gains and losses, which represented a gain of U.S.$11.0 million (or 14.0% of net revenue) in 2003, a gain of U.S.$3.6 million (or 4% of net revenue) in 2004 and a gain of U.S.$6.4 million (or 5% of net revenue) in 2005. See Item 3, “Key Information—Risk Factors—Factors Relating to the Company” and “—Factors Relating to Brazil.”

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151 “Inventory Costs – an Amendment of ARB No.43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS 153 “Exchange of Nonmonetary Assets – an Amendment of APB Opinion No.29”. This statement addresses the measurement of exchanges of nonmonetary assets by eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replacing it with an exception for exchanges that do not have commercial substance. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”, which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact on the financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2005		2004		2003
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	% of Net Revenue

Gross revenues
Monthly subscriptions	$126,641	106.3%	$94,063	106.0%	$83,794	107.0%
Installation	2,086	1.8%	989	1.1%	1,211	1.5%
Additional services and others	10,437	8.8%	8,045	9.1%	6,367	8.1%
Taxes on revenue	(19,985)	(16.8)%	(14,392)	(16.2)%	(13,038)	(16.6)%
Net revenue	119,179	100.0%	88,705	100.0%	78,334	100.0%
Direct operating expenses	46,087	38.7%	37,122	41.8%	37,217	47.5%
Selling, general and administrative expense	45,873	38.5%	24,948	28.1%	21,352	27.3%
Depreciation and amortization	29,536	24.8%	24,356	27.5%	23,683	30.2%
Tax recovery program	—	—%	—	—%	5,029	6.4%
Other operating expense, net	6,929	5.8%	3,315	3.7%	3,671	4.7%
Total operating expenses (income)	128,425	107.8%	89,741	101.2%	90,952	116.1%
Operating income (loss)	(9,246)	(7.8)%	(1,036)	(1.2)%	(12,618)	(16.1)%
Interest (income)	(1,010)	(0.8)%	(701)	(0.8)%	(1,511)	(1.9)%
Interest expense	33,182	27.8%	21,418	24.1%	18,135	23.2%
Foreign currency transaction (gain) loss, net	(6,379)	(5.4)%	(3,561)	(4.0)%	(11,019)	(14.1)%
Other nonoperating expenses (income), net	—	—%	(8,443)	(9.5)%	5,897	7.5%
Minority interest	241	0.2%	255	0.3%	82	0.1%
Income taxes(1)	28,046	23.5%	9,171	10.3%	19,382	24.7%
Equity in (losses) income of affiliates, net	—	—%	468	0.5%	(3,585)	(4.6)%
Net loss	(63,236)	(53.1)%	(19,643)	(22.1)%	(39,999)	(51.1)%

(1)           Includes provision for deferred income taxes in 2005, 2004 and 2003 due to foreign currency gains in respect of our senior notes.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The table below sets forth the number of our cable and MMDS subscribers at December 31, 2005 and December 31, 2004.

Cable/MMDS Subscribers	December 31, 2005	December 31, 2004
MMDS(1)	99,742	102,966
Cable	200,833	190,582
	300,575	293,548
Paid subscribers awaiting installation	443	406
Total	301,018	293,954

(1)           Includes UHF subscribers

The table below sets forth the number of our internet subscribers at December 31, 2005 and December 31, 2004.

Internet Subscribers	December 31, 2005	December 31, 2004
Ajato(1)	44,376	30,190
Paid Subscribers Awaiting Installation	249	248
Total internet Subscribers	44,625	30,438

(1)           Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

Gross revenues. Gross revenues consist primarily of monthly subscription revenue (which principally consists of monthly fees paid by subscribers to us for programming services, including equipment use), installation revenue and additional services and others (which consist of advertising revenues and other revenues). For the year ended December 31, 2005, gross revenues for the pay television segment were U.S.$121.2 million (or 87% of total revenues) and for the internet segment were U.S.$18.0 million (or 13% of gross revenues), as compared with U.S.$91.8 million (or 89% of total revenues) and U.S.$11.3 million (or 11% of gross revenues) for the previous year.

Monthly subscription revenue for the year ended December 31, 2005 was U.S.$126.6 million, an increase of 34.6%, as compared to U.S.$94.1 million for the same period in 2004. The increase in revenue was due to the large growth in our internet subscriber base of 48%, together with a growth of 2% in the pay television subscriber base. Average monthly fees for existing pay television subscribers increased 20%, from U.S.$29.57 in 2004 to U.S.$35.39 in 2005, largely due to the upgrade in our programming offerings and higher ARPUs for digital subscribers, which represented 18% of total pay television subscribers (as opposed to 1.4% in 2004). The average monthly subscription price for the year ended December 31, 2005 was U.S.$33.89 for MMDS service, U.S.$36.14 for cable service, U.S.$30.73 for residential internet service and U.S.$185.79 for corporate internet service, as compared to U.S.$27.74, U.S.$30.56, U.S.$28.31 and U.S.$167.56, respectively, for the same period of 2004. In November 2005 our MMDS operation in São Paulo was fully digitized, thereby impacting favorably our ARPU and churn indicators. ARPU for digital cable subscribers in São Paulo was U.S.$48.52 as of December 31, 2005.

Installation revenue for the year ended December 31, 2005 was U.S.$2.1 million, as compared to U.S.$1.0 million for the same period in 2004, an increase of U.S.$1.1 million or 111%. This increase was primarily due to the increase of  14% in new sales  and the higheraverage hook-up fee charged to new digital subscribers, which reduced the subsidy involved in installing a new set top box. The average installation fee in 2005 was U.S.$18.00 for MMDS service and U.S.$19.60 for cable service, as compared to U.S.$19.95 and U.S.$15.42, respectively, in 2004. The average installation fee for internet sales was U.S.$5.50 in 2005, as compared to U.S.$7.19 in 2004.

Advertising, additional services and other revenues for the year ended December 31, 2005 was U.S.$10.4 million, as compared to U.S.$8 million for the same period in 2004, an increase of 29.7%. This increase was due primarily to an increase in advertising revenue of 97%, from U.S.$ 1.8 million in 2004 to U.S.$ 3.6 million in 2005 due to a new segmented approach in the market. Additionally, other revenues increased 10% from U.S.$6.2 million in 2004 to U.S.$6.8 million in 2005, principally due to the increase in the internet subscriber base and related cable modem rental and new contracts for the wholesale segment.

Taxes on revenue consist of a 3.65% tax on advertising revenue and a 15.15% tax on revenues other than advertising revenue. Taxes on revenue for the year ended December 31, 2005 were U.S.$20 million, as compared to U.S.$14.4 million for the same period in the prior year, an increase of 39%. The increase in taxes on revenue is attributable to our increase in revenues and a new valued added tax (ICMS) applied to adverting revenue. Taxes on revenue as a percentage of gross revenues were 14.36% in 2005, as compared to 13.96% in 2004.

Net revenue for the year ended December 31, 2005 was U.S.$119.2 million, as compared to U.S.$88.7 million for the same period in 2004, an increase of U.S.$30.5 million or 34.4%.

Direct operating expenses. Direct operating expenses include expenses in connection with payroll and benefits for non-administrative employees, programming, technical assistance, TVA magazine, pole rental, network and other operations. These expenses are variable and related to the subscriber base evolution and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31,

2005 were U.S.$46.1 million, as compared to U.S.$37.1 million for the same period in 2004, an increase of U.S.$9 million, or 24%. As a percentage of net revenues, direct operating expenses represented 39% in 2005, as compared to 42% in 2004. This relative decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses. Selling, general and administrative expenses include payroll and benefits for administrative and selling employees, advertising and promotion expense, rent, and other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were U.S.$45.9 million, as compared to U.S.$24.9 million for the same period in 2004, an increase of U.S.$20.9 million or 84%, primarily due to a non recurrent provision for contingencies (U.S.$12 million and due to higher sales commission expenses attributed to an increase in the subscriber base level, resulting in 7,027 new net pay television connections in 2005 as compared to 9,358 in 2004 and 13,938 new net Internet connections in 2005 as compared to 9,935 in 2004. With the migration of our MMDS customers from analog to digital service in 2005, we encouraged the cancellation of approximately 5,000 relatively unprofitable customers. Marketing expenses also increased in 2005 due to the launching of new digital products for our São Paulo MMDS operation and new communication and institutional strategies. As a percentage of net revenues, selling, general and administrative expenses represented 38.5% in 2005, as compared to 28% in 2004. Fixed costs were practically the same in 2005 as compared to 2004 (in real terms), an impact of the continuous cost control program that we have implemented since 2002.

Depreciation and amortization. Depreciation and amortization includes depreciation of systems, equipment and installation materials and amortization of concessions. Depreciation and amortization for the year ended December 31, 2005 was U.S.$29.5 million, as compared to U.S.$24.9 million for the same period in 2004, an increase of U.S.$5.2 million due primarily to new capital expenditures of U.S.$26.6 million during 2005 which were partially offset by the fact that certain items of property, plant and equipment were fully depreciated in 2005. In addition, this increase reflects the investment made to digitize our cable operations in São Paulo in 2004.

Operating gain/(loss). Operating losses for the year ended December 31, 2005 were U.S.$9.2 million compared to U.S.$1.0 million for the same period in 2004, an increase in loss of U.S.$8.2 million. The loss in 2005 was primarily due to a provisioning of fiscal contingencies in the amount of approximately $12.4 million.

Interest income. Interest income for the year ended December 31, 2005 was U.S.$1.0 million, as compared to U.S.$0.7 million for the same period in 2004, an increase of U.S.$0.3 million, or 44%.

Interest Expense. Interest expense for the year ended December 31, 2005 was U.S.$33.2 million, as compared to U.S.$21.4 million for the same period in 2004, an increase of U.S.$11.8 million, principally attributable to fluctuations in prime interest rates in Brazil (19.12% in 2005 and 16.24% in 2004) and appreciation of the real. In 2005 and 2004 our interest expense includes U.S.$23.2 million and U.S.$16.5 million, respectively, of interest accrued but not paid to our affiliate Editora Abril.

Other nonoperating expenses (income), net. Other nonoperating expenses (income), net for the year ended December 31, 2004 was an income of U.S.$8,443, principally attributable to the sale transaction of Canbras, Paraná Participações and Zerelda. We recorded no other nonoperating expenses (income), net in 2005.

Currency fluctuation expense (income), net. Currency fluctuation income, net increased from U.S.$3.6 million in 2004 to U.S.$6.4 million in 2005 as a result of the appreciation of the real against the U.S. dollar of 11.8% in 2005 compared to an appreciation of 8.1% in 2004.

Minority interest. Minority interest was U.S.$0.2 million and U.S.$0.3 million for the year ended December 31, 2005 and 2004 due to the operational performance of our Camboriú operation.

Income taxes. Income tax expense in 2005 was U.S.$28 million compared to U.S.$9.2 million in 2004. Income tax expense is principally related to the impact of the appreciation of the real against the U.S. dollar, which reduced our U.S. dollar-denominated indebtedness.

Equity in losses (income) of affiliates, net. For the year ended December 31, 2004 equity in income of affiliates was U.S.$0.5 million due to the impact of the appreciation of real against the U.S. dollar in Canbras’ results. We recorded no equity in losses (income) of affiliates, net in 2005.

Net income (loss). Net loss for the year ended December 31, 2005 was U.S.$63.3 million, as compared to a net loss of U.S.$19.6 million for the same period in 2004, an increase of U.S.$43.7 million. The increase in net loss is primarily due to the provisioning of fiscal contingencies and income tax expense (the latter resulting from the impact of the real appreciation on our payment obligations under our dollar-denominated senior notes).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The table below sets forth the number of our cable and MMDS subscribers at December 31, 2004 and December 31, 2003.

Cable/MMDS Subscribers	December 31, 2004	December 31, 2003
MMDS(1)	102,966	104,755
Cable	190,582	179,435
	293,548	284,190
Paid Subscribers Awaiting Installation	406	765
Total	293,954	284,955

(1)           Includes UHF subscribers

The table below sets forth the number of TVA’s internet subscribers at December 31, 2004 and December 31, 2003.

Internet Subscribers	December 31, 2004	December 31, 2003
Ajato(1)	30,190	20,183
Paid Subscribers Awaiting Installation	248	320
Total internet Subscribers	30,438	20,503

(1)           Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

Gross revenues. Monthly subscription revenue for the year ended December 31, 2004 was U.S.$94.1 million, an increase of 12.3%, as compared to U.S.$83.8 million for the same period in 2003. The increase in revenue was due to the large growth in our internet subscriber base of 49.6%, a growth of 3.3% in the pay television subscriber base and an increase in ARPUs in both areas. Average monthly fees for existing pay television subscribers increased 16.0%, from U.S.$25.50 to U.S.$29.57, largely due to the upgrade in our programming offerings and higher ARPUs for digital subscribers. The average monthly subscription price for the year ended December 31, 2004 was U.S.$27.74 for MMDS service, U.S.$30.56 for cable service, U.S.$28.31 for residential internet service and U.S.$167.56 for corporate internet service, as compared to U.S.$24.20, U.S.$26.27, U.S.$27.39 and U.S.$161.12, respectively, for the same period of 2003. ARPU for digital cable subscribers in São Paulo was U.S.$47.48 as of December 31, 2004. The slight decrease in internet ARPU (0.7%) was due to market competition conditions.

Installation revenue for the year ended December 31, 2004 was U.S.$1.0 million, as compared to U.S.$1.2 million for the same period in 2003, a decrease of U.S.$0.2 million or 18.3%. This decrease was primarily due to our strategy of slightly reducing installation fees for MMDS and internet services in order to attract more analog subscribers. For digital subscribers our strategy was to reduce subsidies, as a result of which we charged an average of U.S.$73.93 in 2004. The average installation fee in 2004 was U.S.$19.95 for MMDS service and U.S.$15.42 for cable service, as compared to U.S.$25.91 and U.S.$14.50, respectively, for 2003. The average installation fee for internet sales was U.S.$7.19 in 2004, as compared to U.S.$11.97 in 2003.

Advertising, additional services and other revenues for the year ended December 31, 2004 was U.S.$8 million, as compared to U.S.$6.4 million for the same period in 2003, an increase of 26.4% as a result of an increase in other revenues from U.S.$3.8 million to U.S.$6.2 million in 2004, principally due to the increase in the internet subscriber base, new contracts for the wholesale segment and leasing of frequencies. The increase was slightly offset by a decrease in advertising revenue from U.S.$2.6 million to U.S.$1.8 million in 2004.

Taxes on revenue for the year ended December 31, 2004 were U.S.$14.4 million, as compared to U.S.$13.0 million for the same period in the prior year, an increase of 10.4%. The increase in taxes on revenue is attributable to our increase in revenues. Taxes on revenue as a percentage of gross revenues were 13.96% in 2004, as compared to 14.3% in 2003.

Net revenue for the year ended December 31, 2004 was U.S.$88.7 million, as compared to U.S.$78.3 million for the same period in 2003, an increase of U.S.$10.4 million or 13.2%.

Direct operating expenses. Direct operating expenses for the year ended December 31, 2004 were U.S.$37.1 million, as compared to U.S.$37.2 million for the same period in 2003, an decrease of U.S.$0.1 million, or 0.3%. As a percentage of net revenues, direct operating expenses represented 41.8% in 2004, as compared to 47.5% in 2003. This relative decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were U.S.$24.9 million, as compared to U.S.$21.4 million for the same period in 2003, an increase of U.S.$3.5 million or 16.8%, due to higher sales commission expenses attributed to an increase in the subscriber base level, resulting in 9,358 new net connections in 2004 as compared to 16,431 (negative) in 2003. Marketing expenses also increased in 2004 due to the launching of new digital products for our São Paulo cable operation and new communication and institutional strategies. Fixed costs were practically the same in 2004 as compared to 2003 (in real terms), an impact of the continuous cost cutting program that we implemented since 2002.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2004 was U.S.$24.4 million, as compared to U.S.$23.7 million for the same period in 2003, an increase of U.S.$0.7 million due primarily to capital expenditures of U.S.$13.1 million during 2004 which were partially offset by the fact that certain items of property, plant and equipment were fully depreciated in 2004.

Operating loss. Operating loss for the year ended December 31, 2004 was U.S.$1.0 million compared to an U.S.$12.6 million operating loss for the same period in 2003, an increase of U.S.$11.6 million.

Interest income. Interest income for the year ended December 31, 2004 was U.S.$0.7 million, as compared to U.S.$1.5 million for the same period in 2003, a decrease of U.S.$0.8 million, or 53.6%.

Interest Expense. Interest expense for the year ended December 31, 2004 was U.S.$21.4 million, as compared to U.S.$18.1 million for the same period in 2003, an increase of U.S.$3.3 million, principally attributable to fluctuations in prime interest rates in Brazil (16% in 2003 and 18% in 2004) and appreciation of the real.

Other nonoperating expenses (income), net. Other nonoperating expenses (income), net for the year ended December 31, 2004 was an income of U.S.$8.4 million as compared to an expense of U.S.$5.9 million for the same period in 2003, an increase of U.S.$14.3 million due to sale transaction of Canbras, Paraná Participações and Zerelda.

Currency fluctuation expense (income), net. Currency fluctuation income, net decreased from U.S.$11.0 million in 2003 to U.S.$3.6 million in 2004 as a result of the appreciation of the real against the dollar of 8.1% in 2004 compared to an appreciation of 18.2% in 2003.

Minority interest. Minority interest was U.S.$0.3 million in 2004, as compared to U.S.$0.08 million in 2003 due to the operational performance in our Camboriú operation.

Income taxes. Income tax expense in 2003 was U.S.$19.4 million compared to U.S.$9.2 million in 2004. Income tax expense is principally related to the impact of the appreciation of the real against the dollar, which reduced our U.S. dollar-denominated indebtedness.

Equity in losses (income) of affiliates, net. For the year ended December 31, 2003 equity in income of affiliates was U.S.$3.6 million due to the impact of the appreciation of real against the U.S. dollar in Canbras’ results as compared to U.S.$(0.5) million in 2004.

Net income (loss). Net loss for the year ended December 31, 2004 was U.S.$19.6 million, as compared to a net loss of U.S.$40.0 million for the same period in 2003, an improvement of U.S.$20.4 million or 51%.

B. Liquidity and Capital Resources

Since our inception, we have sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of our pay television and broadband internet systems. As of December 31, 2005, we had cumulative net losses of U.S.$627.3 million and cumulative tax losses of U.S.$351 million. During the periods under review, we required external funds to finance our capital expenditures and operating activities and make payments of principal and interest on our indebtedness. The sources of such funds have been as follows:  (i) borrowings from Editora Abril under the Abril Credit Facility, of which U.S.$68.2 million was outstanding as of December 31, 2005, (ii) borrowings under short/long-term revolving credit facilities, of which U.S.$32.8 million was outstanding as of December 31, 2005, (iii) net capital contributions of approximately U.S.$446 million from shareholders and (iv) an aggregate principal amount of U.S.$48.3 million in senior notes outstanding to unaffiliated parties as of December 31, 2005.

As of December 31, 2005, we had U.S.$149.3 million of indebtedness outstanding, consisting of senior notes held by third parties in the aggregate principal amount of U.S.$48.3 million, U.S.$68.2 million outstanding under the Abril Credit Facility, and short/long-term revolving credit facilities in an aggregate principal amount of U.S.$32.8 million. We will likely require capital for (i) the continued funding of losses and working capital requirements, (ii) the installation of equipment at subscribers’ locations, (iii) the construction/maintenance of additional/existing transmission and head end facilities and related equipment purchases, (iv) the launching of digital services for analog MMDS customers and related expenses, (v) the development of our internet businesses and (vi) the payment of the principal amount of our indebtedness.

We made purchases of fixed assets in the aggregate amount of U.S.$26.6 million and U.S.$13.1 million in 2005 and 2004, respectively. Management estimates that approximately U.S.$48 million (assuming an exchange rate of U.S.$1.00 = R$2.2) of capital expenditures will be required in 2006, principally related to the launching of digital MMDS services in Rio de Janeiro, sustaining the growth of digital cable and MMDS services in São Paulo, the maintenance of cable and MMDS networks and our subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of our internet operations.

Our principal sources of liquidity are borrowings under the Abril Credit Facility and our short-term revolving credit facility, together with net cash provided by operating activities. Our liquidity needs arise primarily from capital expenditures, debt service requirements and, during certain periods, the funding of our working capital requirements. Until sufficient cash flow is generated from operations to satisfy our liquidity needs, we will be required to utilize our current sources of debt funding to supplement our cash flow. We had approximately U.S.$9.8 million of cash and cash equivalents as of December 31, 2005.

For the year ended December 31, 2005, net cash provided by operating activities was U.S.$24.7 million. For the year ended December 31, 2005, net cash used in investing activities was U.S.$26.6 million, as the result of capital expenditures for the purchase of fixed assets. The purchases of fixed assets were principally related to the digitalization of our MMDS operation in São Paulo, our subscriber base growth, the maintenance of cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations, and the development of our internet operations. For the year ended December 31, 2005, net cash provided by financing activities was U.S.$8.9 million.

Our liquidity may also be adversely affected by statutory minimum dividend requirements, which are 25% of profits under applicable Brazilian law.

C. Research and Development

We are engaged in research and development activities with respect to the digitalization of our cable and MMDS systems and the introduction of new technologies, such as DVR, pay-per-view and WiMAX technologies through our distribution networks. For the years ended December 31, 2003, 2004 and 2005, we incurred expenses of approximately U.S.$0, U.S.$1.5 million and U.S.$12.0 million, respectively, in connection with these activities.

D. Trend Information

Our results of operations for the year ended December 31, 2005 have been affected by Brazilian economic conditions. In 2005, the real appreciated by 11.8% to R$2.3407 per U.S.$1.00. During 2005, the Brazilian economy performed favorably, with industrial production increasing by 2.5% (compared with the same period of 2004) and an increase in GDP of 2.3% (over the same period of 2004). Our results of operations for the year ending December 31, 2006 will be influenced generally by Brazilian economic conditions, including the effects arising from policies implemented by the administration of Luiz Inácio Lula da Silva, the performance of the Brazilian real against other major currencies, and the roll-out of our new digital services. See Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

In addition, we have invested substantial amounts in the development of “triple-play” digital technology through which we can offer to our customers a single source of video, data and voice services through our cable and MMDS systems, as well as the deployment of digital video recorders, or DVRs and HDTV. In addition, we expect to launch new MMDS services incorporating wireless and worldwide interoperability for microwave access, or WiMAX, technologies. As a result, our results of operations for the year ending December 31, 2006 and thereafter will be significantly affected by the development and marketability of “triple-play” and other new technologies in our principal markets.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our principal contractual obligations during the periods indicated.

		Payment due by Period (thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Debt obligations(1)	81,145	24,622	56,523		—
Operating lease obligations	12,255	2,761	8,180	1,314	—
Purchase obligations (including programming agreements)	87,135	34,220	52,915	—	—
Other liabilities	9,917	4,166	5,751	—	—
Total	190,452	65,769	123,369	1,314	—

(1)           Not including interest payments on debt obligations. We are not able to determine such future interest payments because we cannot accurately predict future interest rates nor our future cash generation and future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our debt obligations, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

The figures set forth above represent estimates made by us using various assumptions for the years indicated, including (i) that our present programming and supply contracts will remain in effect at the current rates set forth in such contracts during such years, (ii) that our subscriber base will not fall below its present level during such years and (iii) that the real/U.S. dollar exchange rate will remain stable during such years. As a result, our actual contractual obligations during the years indicated above could vary materially based upon, among other things, changes in our programming line-up, capital expenditure needs, subscriber base and the real/U.S. dollar exchange rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by our board of directors (Conselho de Administração) and committee of officers (Diretoria). Our day-to-day operations are managed by our executive officers (Executivos). See Item 10, “Additional Information—Estatuto Social.”

Board of Directors

Member	Position	Current Position Held Since
Roberto Civita	President	2006
Eliane Aleixo Lustosa Thompson Flores	Member	2006
Leila Abraham Loria	Member	2004
Arnaldo Figueiredo Tibyriçá	Member	2003
Deborah Patricia Wright	Member	2003
Francisco Sávio Couto Pinheiro	Member	1995
Marcelo Vaz Bonini	Member	2004
Mitchell R. Cohen	Member	2001
Joe Delgado	Member	2005

Committee of Officers

Member	Position	Current Position Held Since
Carlos Eduardo Malagoni	Member	2004
Virgílio José Carreira Amaral	Member	2004
Marcelo Vaz Bonini	Member	2001

Executive Officers

Member	Position	Current Position Held Since
Leila Abraham Loria	Chief Executive Officer	1999
Carlos Eduardo Malagoni	Chief Financial Officer	2002
Vito Chiarella Neto	Customer Relationship & Sales Officer	2001
Amilton Lucca	New Business Development Officer	2001
Virgílio José Carreira Amaral	Strategy & Technology Officer	1999
Maria Fatima Oliveira	Executive Programming Manager	2004
Leila Cocito	Marketing and Advertisement Officer	2004

Roberto Civita Mr. Civita was appointed as president of our board of directors in 2006 and has been a member of the board of directors of the Abril Group since 2001. He has been president and editor-in-chief of Editora Abril since 1990. He was the first publisher of Veja, which he created and launched in 1968. He was born in Italy in 1936, and holds a bachelor’s degree in journalism and economics from Wharton School of the University of Pennsylvania and a postgraduate degree in sociology from Columbia University.

Eliane Aleixo Lustosa Thompson Flores. Mrs. Lustosa  was appointed to our board of directors in 2006 and has been the financial and control vice-president of the Abril Group since 2005. She served as an officer for investor relations, as financial and management officer of Ponto Frio, as investment officer of Petros – Fundação Petrobras, as the protection and economic defense officer for the Secretariat of Economic Law Enforcement in the Ministry of Justice and as Technical Coordinator in the Ministries of Economic Affairs, Finance and Planning. She has also been a member of the board of directors of several Brazilian companies, such as Perdigão, CPFL, Tele Norte Celular Participações and Coteminas. Mrs. Lustosa holds a postgraduate degree in economics and a doctorate degree in finance from Pontifícia Universidade Católica do Rio de Janeiro - PUC/RJ (Pontifical Catholic University of Rio de Janeiro).

Leila Abraham Loria has been our Chief Executive Officer since June 1999 and a member of our board of directors since 2004. Previously, Ms. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A. Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Ms. Loria has also been the President of the Brazilian Association of Pay Television Operators (ABTA) and currently presides over Neo TV (an association dedicated to matters of programming and content) and Neotec (an association of MMDS systems operators). She is also in charge of the Abril Group’s Electronic Distribution Division, which includes us, Abril Sem Fio and the coordination of the Abril Group’s internet activities. Ms. Loria graduated with a degree in business administration from the Fundação Getulio Vargas and received a master’s degree in business administration from the Universidade Federal do Rio de Janeiro.

Arnaldo Figueiredo Tibyriçá has been a member of our board of directors since March 2003. Mr. Tibiryçá previously served as Vice President of Legal, Regulatory, and Institutional Affairs of BCP S.A. He has also been associated with Grupo C & A and Banco Itaú. Mr. Tibyriça received his law degree from Pontifícia Universidade Católica de São Paulo.

Deborah Patricia Wright has been a member of our board of directors since March 2003. Ms. Wright has previously served as a director of Amelia.com (an internet division of the Pão de Açúcar Group) since 2000. Ms. Wright has also been the General Director of Parmalat Brasil Ltda., and has twenty years experience in consumer products with large companies such as ICI (Tintas Coral), Philip Morris (Kibon e Suchard) and Unilever.

Francisco Sávio Couto Pinheiro has been a member of our board of directors since 1995. Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobrás, the Brazilian government-owned broadcasting company. He has also been appointed twice as a member of the ANATEL Consulting Committee, acting as its chairman for two terms. Mr. Pinheiro was elected chairman of the World Telecommunication Standardization Conference (WTSA), a sector of the United Nations’ International Telecommunication Union. He is currently a consultant and General Manager of SP Communications. Mr. Pinheiro is an engineer and holds a masters of science in telecommunications.

Marcelo Vaz Bonini has been a member of our board of directors since 2004 and a member of our committee of officers since 2001. Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the U.S. market, and various corporate reorganizations (mergers, acquisitions and takeovers). Prior to his involvement with TVA, he was an auditor at Cooper & Lybrand. Mr. Bonini received a degree in accounting sciences from the Pontifícia Universidade Católica de São Paulo.

Mitchell R. Cohen has been a member of our board of directors since 2001. Mr. Cohen is a Managing Director at Hellman & Friedman LLC. Mr. Cohen’s primary areas of focus are the media and telecommunications industries. Prior to joining the firm in 1989, Mr. Cohen was an associate in the Merchant Banking Department and the Office of the Chairman at Shearson Lehman Hutton Inc. Mr. Cohen is a director of Western Wireless Corporation and Falcon International Communications L.P., and a former director of VoiceStream Wireless Corporation and Advanstar, Inc. Mr. Cohen received a master’s degree from the McIntire School of Commerce at the University of Virginia.

Joe Delgado is a Principal in the New York office of CCMP Capital. Mr. Delgado focuses on making investments in the industrials sector and has been responsible for CCMP’s investments in Hispanic Teleservices Corporation Convermex, and Pacific Star Holdings. Prior to joining CCMP in 2001, Mr. Delgado was with J.P. Morgan Capital for four years, having worked in the Latin America Mergers & Acquisitions group and the Latin America Structured Finance group, as well as in the firm’s Santiago office. Mr. Delgado holds a B.A. from Duke University. He currently serves on the board of directors of several companies in Latin America, including Convermex, Empresas Cines Unidos, MetroNet, MercadoLibre.com, Pacific Star Holdings and San Luis Rassini Brakes.

Carlos Eduardo Malagoni has been our Chief Financial Officer since November 2002 and a member of our committee of officers in 2004. Mr. Malagoni joined TVA in 1993 and has participated in our new businesses development, bond offerings, and mergers and acquisitions. Prior to his involvement with TVA, Mr. Malagoni was associated with Unibanco and Samsung. Mr. Malagoni received a degree in economics from the Fundação Armando Álvares Penteado, or FAAP, and a master’s degree in business administration from IBMEC.

Virgílio José Carreira Amaral has been with TVA since 1995, and has served as our Strategy and Technology Officer since 1999 and as a member of our committee of officers since 2004. Mr. Amaral has participated in the implementation of DirecTV (Galaxy Brasil), Ajato Broadband and the expansion of MMDS and cable infrastructure. Prior to joining TVA, Mr. Amaral worked for 18 years at TV Globo, holding management positions. Mr. Amaral received a degree in electric engineering from the Universidade de São Paulo.

Vito Chiarella Neto has been our Customer Relationship and Sales Officer since March 2002. Mr. Neto joined the Abril Group in 1992 and worked in the audit department until 1999 when he became General Manager of operations at TVA Sul. In 2000 and 2001, he was the Director of our operations in São Paulo. Since 2002, Mr. Neto has been the Commercial and Client Relationship Director and the head of the TVA Rio de Janeiro and TVA Sul branches. Mr. Neto received a degree in accounting from the Faculdades Tibiriçá and has an executive master’s degree in business administration from IBMEC.

Amilton Lucca, who joined TVA in 1997, has been our New Business Development Officer since January 2004. Mr. Lucca was responsible for the broadband (1999) and VoIP (2005) projects, completing the MSO triple play concept. Mr. Lucca also developed internet projects for the corporate market and wholesale for the telecommunications market. Mr. Lucca is a member of the board of directors of the Brazilian Association of Competitive Telecommunications Companies (Telcomp) and is an officer of the union of paid-television service companies. Prior to his association with TVA, Mr. Lucca was responsible for Telecom Operations at Electronic Data Systems of Brasil (EDS) and was associated with Embratel. Mr. Lucca received a degree in electric engineering from the Universidade Santa Cecília dos Bandeirantes and a master’s degree in telecommunications from FAAP.

Maria Fatima Oliveira has been our Executive Programming Manager since 2004. Ms. Oliveira is responsible for the Programming area, including programming negotiation and pay television product format. Prior to her involvement with TVA, Ms. Oliveira was associated with Unibanco and the Abril Group. Ms. Oliveira received a degree in languages and foreign trade from the Pontifícia Universidade Católica de São Paulo and a masters degree in business administration and marketing from IBMEC.

Leila Cocito has been our Marketing and Advertisement Officer since April 2004. Ms. Cocito has participated in marketing and communication development and advertisement sales. Prior to her involvement with TVA, Mrs. Cocito was associated with Louis Dreyfus Group and worked for eight years at the Abril Group. Ms. Cocito received a master’s degree in business administration from the Pontifícia Universidade Católica de São Paulo and post-graduate degree from the Escola Superior de Propaganda e Marketing.

B. Compensation

For the year ended December 31, 2005, the aggregate compensation, including bonuses, of all our directors, officers and executive officers was U.S.$1.4 million. Members of our board of directors and our committee of officers do not receive a salary from us.

For the year ended December 31, 2005, the aggregate amount set aside by us to provide pension, retirement or similar benefits to our directors, officers and executive officers was U.S.$0.

C. Board Practices

Members of our board of directors and committee of officers are elected for a two-year period, currently expiring on April 2008. Executive officers are appointed and removed by the board of directors and do not have a stated term of office. Directors, officers and executive officers do not enter into service contracts with us. See Item

7, “Major Shareholders and Related Party Transactions—Major Shareholders—Board of Directors” and Item 10, “Additional Information—Estatuto Social.”

D. Employees

The following table sets forth the number of our officers, managers and other permanent employees as of the dates indicated.

	As of December 31,
	2005			2004			2003
City	Officers	Management	Others	Officers	Management	Others	Officers	Management	Others
São Paulo	11	21	359	7	17	363	7	14	366
Rio de Janeiro	—	1	78	—	2	78	—	2	73
Curitiba	—	1	60	—	1	60	—	1	64
Camboriú	—	1	10	—	1	11	—	1	10
Florianópolis	—	1	9	—	1	10	—	1	9
Foz do Iguaçú	—	1	8	—	1	12	—	1	12
Total	11	26	524	7	23	534	7	20	534

As of December 31, 2005, we also employed 18 interns and 5 temporary employees, as compared to 21 interns and 12 temporary employees as of December 31, 2004 and 21 interns and 17 temporary employees as of December 31, 2003, most of whom were located in São Paulo and Rio de Janeiro.

E. Share Ownership

No director, officer or executive officer listed above owns more than 1% of the common shares of Tevecap. See Item 7, “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 2005, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700 (equivalent to U.S.$446.0 million). The following table sets forth, as of December 31, 2005, information regarding the beneficial ownership of Tevecap’s common shares:

Shareholder	Number of Common Shares Owned	Percentage

Abril Comunicações S.A.	438,925,482	90.4%
Falcon International Communications (Bermuda) L.P.(1)	27,930,827	5.7%
JP Morgan Partners LLC (2)	18,364,122	3.7%
All directors and executive officers as a group	9	— (3)
Total	485,220,440	100.0%

(1)           A subsidiary of Falcon International Communications L.L.C.

(2)           11,496,328 and 6,867,794 of the shares beneficially owned by JP Morgan Partners LLC, or JPM, are held of record by two wholly-owned subsidiaries of JPM, or the JPMorgan Parties.

(3)           Less than 1%.

In December 2003, Abril Comunicações purchased from Hearst/ABC Video Services II, or HABC II, all of HABC II’s equity interest in Tevecap (thereby increasing its ownership interest from 82.3% to 90.4%).

In the first half of 2004, the board of directors of Abril Comunicações approved a capital increase in TVA. This amount corresponds to existing indebtedness between us and Editora Abril which will be cancelled once the capital increase is effected. Accordingly, it will not be available for our use in future investments. Our management intends to submit the capital increase to our board of directors for decision in 2006.

On April 20, 2005, Editora Abril restructured a significant portion of its financial indebtedness with certain of its financial creditors, including the terms of the non-convertible debentures issued by Editora Abril on October 19, 2001, referred to as the Restructuring. The total amount of the Restructuring is approximately R$485.9 million (equivalent to U.S.$ 228.8 million). The Restructuring provides for certain restrictions and covenants, including in relation to sale of assets, granting of guarantees and financial transactions. As a guarantee of certain obligations of Editora Abril in connection with the non-convertible debentures, Abril Comunicações granted in favor of the debenture holders a pledge (caução) of its shares in Tevecap, which represents 90.45% of our outstanding common shares. The debentures of Editora Abril will mature on December 31, 2008. Under the terms of the Restructuring, in the event Abril Comunicações becomes the owner, directly or indirectly, of all the capital stock of TVA Sistema, Abril Comunicações is obligated to grant a pledge (caução) of all of its TVA Sistema shares in favor of the debenture holders.

The relations among our equity holders are governed by a stockholders agreement dated December 6, 1995 (as amended, referred to as the Stockholders Agreement), among us, Robert Civita, Abril Comunicações, the JPMorgan Parties and Falcon International (collectively, referred to as the Stockholders). The following describes certain terms of the Stockholders Agreement, as amended.

Transfer of shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to us and all of the other Stockholders. We have the right to determine first whether to purchase such shares; if we elect not to exercise our right to purchase the shares, the other Stockholders may elect to purchase such shares. If we or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither we nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by us and the Stockholders not to purchase the shares, (ii) we have not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with us, and (iii) the price for sale to such third party is at least 90% of the price offered to us and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of our capital stock in proportion to their existing ownership of capital stock.

Event Put options. Upon the occurrence of certain defined “triggering events” each of the Stockholders, other than Abril Comunicações, may demand that we buy all or a portion of the shares of our capital stock held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an Event Put). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject, or a Regulatory Put; (ii) a breach without cure within a designated period by Robert Civita, Abril Comunicações, any of the respective affiliates of Robert Civita or Abril Comunicações or us of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the stock purchase agreement dated August 25, 1995, among Robert Civita, Abril Comunicações, the JPMorgan Parties, and certain other parties, or the stock purchase agreement, dated December 6, 1995, among us, Robert Civita, Abril Comunicações, the JPMorgan Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Editora Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of our capital stock and our voting capital stock or he ceases to control the voting capital stock held by his affiliates representing 50% or more of our voting capital stock; (v) the service agreement, dated July 22, 1994, as amended, among us, Televisão Show Time Ltda., or TV Show Time, TVA Brasil Radioenlaces Ltda., or TVA Brasil, and Abril Comunicações, each of which holds certain licenses covering certain of our operations, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril Comunicações is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of our most recent quarterly earnings. However, in the event we do not have the funds to satisfy our payment obligations under an Event Put, then, subject to a number of conditions, exercising Stockholders may elect to receive our special voting or non-voting preferred shares. These preferred shares will have priority with respect to the distribution of dividends and repurchases of shares by us. The carrying value of the redeemable shares subject to an Event Put reflect the capital contributions made by the Stockholders (other than Falcon shares also subject to a Time Put, as described below, the carrying value of which is adjusted to fair value in accordance with the probability of redemption). The shares formerly held by HABC II, which were sold to Abril Comunicações as described above, are no longer deemed redeemable shares. See Note 17 to our Financial Statements.

Time Put options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that we buy all or any portion of our shares of capital stock held by Falcon International on or prior to September 22, 2006. We refer to this put as the Falcon Time Put. The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. However, in the event we do not have the funds to satisfy our payment obligations under the Falcon Time Put, then, subject to a number of conditions, we may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event we are unable to satisfy our payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of the filing of this Annual Report, Falcon has not exercised the Falcon Time Put. In addition, pursuant to an amended and restated option agreement dated December 5, 1995, as amended, the JPMorgan Parties have the right to put their shares in TVA to Abril Comunicações at any time.

Registration rights. The JPMorgan Parties, considered together, or Falcon International may request that we effect the registration of any or all of the capital stock held by such Stockholder. However, we are not obligated to effect more than one registration requested by a Stockholder in any 12-month period or more than three registrations requested by a Stockholder in total. The capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, we must offer each Stockholder other than Abril Comunicações the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. We are obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and we are only obligated to pay for the fees and expenses of our counsel and accountants.

Board of directors. We are governed by a board of directors with nine members. Under the Stockholders Agreement, Abril Comunicações designates six members, Falcon International designates one member and the JPMorgan Parties together designate one member. The final member is an independent member nominated by Abril Comunicações and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the JPMorgan Parties and Falcon International is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than U.S.$500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than U.S.$1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than U.S.$500,000; asset sales and acquisitions (whether one transaction or a series of related transactions involving assets, including restructuring, mergers, consolidations of assets) with an aggregate value in excess of U.S.$5,000,000; loans on advance payments; non-financial guarantees in aggregate totaling more than U.S.$100,000; transactions with affiliates; and modifications to the service agreement. We must obtain the approval of Falcon International before entering into contracts in excess of U.S.$1,000,000. We must obtain the approval of each of the JPMorgan Parties and Falcon International before any corporate restructuring or any public offering of our securities.

Notwithstanding the foregoing: (i) our expenditures or projects that are included in approved Business Plans do not require any additional board of director or shareholder approval and (ii) we are allowed to incur indebtedness of up to U.S.$10,000,000 (or the reais equivalent) or guarantee loans in such amounts, without the need to obtain specific approval from our board of directors or shareholders; provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

Required dividend. We are required by the terms of the Stockholders Agreement to pay annual dividends equal to our net cash flow or 25% of our net consolidated profit (as defined by Brazilian law). Since inception, we have never declared a dividend.

B. Related Party Transactions

Overview

We are engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. Although we believe such transactions are conducted on an arm’s-length basis, we have not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm’s-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Related Parties

Editora Abril service agreement

In January 2002, pursuant to a service agreement with our affiliate Editora Abril, we outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril. Under this service agreement, we pay to Editora Abril a monthly fee of approximately U.S.$184,000 as of December 31, 2005 (compared to U.S.$130,000 and U.S.$77,000 as of December 31, 2004 and 2003, respectively).

Publishing and advertising

We publish a monthly programming guide detailing our programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Editora Abril, dated September 1992, pursuant to which Editora Abril publishes approximately 180,000 copies of our monthly programming guide in return for a monthly payment of approximately U.S.$173,000 as of December 31, 2005 (compared to U.S.$127,000 and U.S.$94,000 as of December 31, 2004 and 2003, respectively).

TVA Sistema and Editora Abril also have a reciprocal advertising agreement in which we publish advertisements for Editora Abril in our monthly magazine in exchange for advertisements for us (and third parties through us) in the magazines published by Editora Abril.

Abril Credit Facility

We have entered, as borrower, into a revolving credit facility with Editora Abril as lender. The Abril Credit Facility, effective December 6, 1995, allows us to draw down amounts not to exceed a maximum aggregate principal amount of U.S.$60.0 million. Since June 1996, we have from time to time requested, and Editora Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Editora Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Editora Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to us under the Abril Credit Facility. In 2006 we intend to capitalize our indebtedness under the Abril Credit Facility, which will significantly reduce our total outstanding indebtedness. The aggregate principal amount outstanding under the Abril Credit Facility was U.S.$68.2 million as of December 31, 2005 (compared to U.S.$49.6 million as of December 31, 2004).

Other intercompany/shareholder loans

We have used the proceeds from loans under the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various interrelated companies. The aggregate outstanding amount under these loans as of December 31, 2005 was U.S.$36.2 million (compared to U.S.$28.4 million as of December 31, 2004), including U.S.$22.6 million to TVA Sistema, U.S.$4.9 million to TVA Sul and U.S.$7.5 million to TVA Communications Ltd. The effect of these loans is eliminated in our consolidated financial statements.

Service agreement with Licenseholders

Pursuant to a service agreement dated July 22, 1994, as amended, Abril Comunicações, TVA Brasil and TV Show Time (referred to as the Licenseholders) agreed to transfer to us all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which we have minority interests. While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to us. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

ITEM 8. FINANCIAL INFORMATION

Item 19 contains all financial statements required to be filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer Listing and Details

We have one class of capital stock, common shares, authorized and outstanding. Our common stock is not listed on any exchange and is not publicly traded. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

B. Plan of Distribution

Not applicable.

C. Markets

Our outstanding registered securities consist of our senior notes that were originally registered under the Securities Act pursuant to exchange offers which expired in May 1997, December 1997, December 2004 and December 2005. There is no formal trading market for such securities.

We do not have any publicly traded class of equity securities. See Item 9(A) above, “The Offer and Listing – Offer Listing and Detail”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Estatuto Social

1.             Our corporate purpose, as set forth in Subsection 3 of Chapter I of our Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2.             We are managed by our board of directors and our committee of officers. Day-to-day management, however, is carried out by our executive officers. See Item 6, “Directors, Senior Management and Employees.”

Our board of directors is composed of nine regular members, and can include up to nine alternates, each elected by the general shareholders meeting. Our board of directors meets whenever necessary and at least every three months, upon the request in writing by any of its regular or alternate directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of our board of directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the directors present at the meeting.

Our committee of officers comprises a minimum of two and a maximum of five members. The committee of officers manages the our business in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or our board of directors.

(a)           There are no provisions in the Estatuto Social relating to the power of directors or officers to vote on a proposal in which a conflict of interest exists or may exist.

(b)           The aggregate compensation of the board of directors and the committee of officers is fixed pursuant to a general shareholders meeting and is distributed among the directors and officers as determined by our board of directors at a duly convened meeting.

(c)           Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all directors appointed by minority shareholders:  (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000). Any other incurrence of indebtedness can be approved by a majority of the directors present at a meeting of the board of directors or by any two officers in the ordinary course of business. Notwithstanding the foregoing: (i) our expenditures or projects that are included in approved Business Plans do not require any additional board of directors or shareholder approval and (ii) we are allowed to incur indebtedness of up to U.S.$10,000,000 (or the reais equivalent) or guarantee loans in such amounts, without the need to obtain specific approval from the board of directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

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

(e)           All directors, whether regular or alternates, must be shareholders of Tevecap, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a director. Officers do not need to be shareholders of Tevecap.

3.             Our capital is divided into and represented by 485,220,440 shares, all of which are common shares entitled to one vote in shareholders meetings.

(a)           There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. Under Brazilian law, we are required to pay dividends in an amount equal to 25% of our net consolidated profit (as defined by Brazilian law). In addition, upon resolution of the board of directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

(b)           There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of directors or permitting or requiring cumulative voting.

(c)           All shares have the right to share in our net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

(d)           All shares have the same right to share any surplus in case of our liquidation after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

(e)           The resolutions of a general shareholders meeting authorizing the purchase or redemption of our shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

(f)            There are no sinking fund provisions in the Estatuto Social.

(g)           All of our shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

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

6.             Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of our voting stock.

7.             There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing our change in control. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The

Stockholders Agreement also contains other transfer restrictions relating to our shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

8.             There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9.             Brazilian corporate law is significantly different from U.S. corporate law in a number of areas. The Brazilian form of articles of incorporation (Estatuto Social) includes both the Anglo-Saxon concept of articles of incorporation and the concept of “by-laws.”  We, like other large Brazilian companies, have a two-tier governance system, which typically involves a management or executive board (committee of officers) and a supervisory board (board of directors). The committee of officers is the executive body. Its members are appointed by the board of directors and are employed by Tevecap. The board of directors has supervising and advising functions only. Its members are representatives of shareholders and cannot be employed by us. The board of directors’ duties include supervision of the committee of officers and the general course of our business. The board of directors also performs advisory functions vis-à-vis the committee of officers.

10.           There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change our capital. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to our shares. See Item 7, “Major Shareholders and Related Party Transactions—Major Shareholders.”

C. Material Contracts

None.

D. Exchange Controls

Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

The Brazilian government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions. There can be no assurance that the Brazilian government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting our access to foreign currency that would be required to meet its foreign currency obligations, including payments under our senior notes. The likelihood of the imposition of such restrictions by the Brazilian government may be affected by, among other factors, the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

For a description of the foreign exchange markets in Brazil, see Item 3, “Key Information—Selected Financial Data—Exchange Rates.”  See also “Risk Factors—Factors Relating to Brazil.”

E. Taxation

Brazil

The following is a summary of our material Brazilian income tax consequences in connection with the sale and repayment of our senior notes including any interest thereon and to beneficial owners of our senior notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such senior notes. This summary is limited to us and to non-residents of Brazil which acquire our senior notes at the original issue price, and does not address investors who purchase our senior notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of our senior notes and the price at which our senior notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as our senior notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since our senior notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to our senior notes.

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

On February 8, 1996, the Brazilian federal government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions, or IOF tax, related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as our senior notes). The rate of IOF tax paid by us with respect to the issuance of our senior notes was 0%. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuição Provisória sobre Movimentação Financeira or CPMF. Based on such amendment, Law No. 9,311 of October 24, 1996, or Law 9,311, was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by us with respect to our senior notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two years. The Constitutional Amendment No. 37 of June 2001 extended the CPMF leviance until December 31, 2004 at 0.38%. This rate is still in effect as of the date hereof.

There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including our senior notes).

United States

The following is a summary of the material U.S. federal income tax consequences to a beneficial owner of our senior notes that is a citizen or resident of the United States or a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, as well as other persons subject to U.S. federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a senior note, or U.S. Holders. Such tax treatment may vary depending upon the particular situation of a U.S. Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, non-U.S. persons, persons whose “functional currency” is other than the U.S. dollar or persons that hold senior notes as part of a “straddle” or “conversion transaction” or otherwise as part of a “synthetic security” or other integrated transaction) and is limited to investors that hold senior notes as capital assets. In addition, this summary is limited to U.S. Holders that acquire our senior notes at their issue price and does not address investors that purchase senior notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations thereunder, or the Regulations, revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations, which changes may have retroactive effect. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service, or the IRS.

PROSPECTIVE PURCHASERS OF THE SENIOR NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF SENIOR NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OUR POSSIBLE DEDUCTION OF BRAZILIAN TAXES (AND OF THE PAYMENT BY US OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE SENIOR NOTES, (III) THE AVAILABILITY, FOR U.S. FEDERAL INCOME TAX PURPOSES, OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND (IV) THE CONSEQUENCES OF PURCHASING THE SENIOR NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

Interest on our senior notes

Interest on our senior notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of senior notes (i.e., the amount before deduction of any Brazilian withholding taxes).

Disposition of a senior note

Generally, any sale, redemption or other taxable disposition of a senior note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other taxable disposition (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder’s tax basis in the senior note. Any gain or loss upon a sale, redemption or other taxable disposition of a senior note will be capital gain or loss (which will be long-term if the senior note is held for more than one year).

Effect of Brazilian withholding taxes

Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their U.S. federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or us, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future.

For purposes of determining a U.S. Holder’s U.S. foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a senior note will generally constitute U.S. source income. Interest (including any

Additional Amounts payable by us) will generally constitute foreign source passive income or financial services income for U.S. foreign tax credit purposes.

In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder’s U.S. federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holder’s previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on our senior notes in order to claim a foreign tax credit in respect of such withholding tax.

Information reporting and backup withholding

For each calendar year in which our senior notes are outstanding, each Depository Trust Corporation, or DTC, participant or indirect participant holding an interest in a senior note on behalf of a U.S. Holder and each paying agent making payments in respect of a senior note will generally be required to provide the IRS with certain information, including such U.S. Holder’s name, address and taxpayer identification number (either such U.S. Holder’s social security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts.

In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a senior note may be required to “backup” withhold a tax (currently at a rate of 28%) from each payment of interest and principal with respect to our senior notes. This backup withholding tax is not an additional tax and may be credited against the U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. We file reports with the Securities and Exchange Commission, or the Commission, in electronic format via EDGAR. These reports can be accessed through the Commission’s website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. You may call the Commission at (800) SEC-0330 for further information on its public reference facilities. Copies of such materials may be obtained at prescribed rates. Other information regarding us can be accessed through our website (www.tevecap.com.br). All information obtained through our website is expressly not incorporated by reference herein.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to foreign currency exchange rate risk and interest rate risk. As of December 31, 2005, we had dollar-denominated debt of U.S.$47.7 million, which is due in three equal annual installments commencing November 26, 2007 and ending November 26, 2009.

During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$3.9552 per U.S. dollar in 2002 but appreciating to R$2.3407 as of December 31, 2005. See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Although our reporting currency is the U.S. dollar, the cash flow required to service our indebtedness is generated in local currency, Brazilian reais (R$). Using the year end 2005 exchange rate (R$2.34 per U.S.$1.00), the cash flow in reais to pay the interest due in 2006 would be R$28.8 million. A 28% devaluation of the real to R$3.00 per U.S. dollar would require cash flow of R$32.8 million. If the real devalued 50% to R$3.50 per U.S. dollar, the cash flow in reais to pay the interest due in 2006 would be R$35.8 million.

We are also subject to interest rate risk on our loans in local currency. As of December 31, 2005, we had U.S.$68.2 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate’s debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil).

During 2005, the CDI rate ranged from 17.74% to 19.77%. The average rate for the year was 19.12%, and the rate at December 31, 2005 was 18.24%. If the CDI rate rose to 20%, interest payments on the U.S.$71.4 million would be approximately U.S.$12.8 million annually. If the CDI rate rose to 25%, the annual interest payments would be U.S.$14 million. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

We do not hedge any of our market risks (other than entering into certain programming agreements that place ceilings on the U.S. dollar/real exchange rate used to calculate monthly programming costs) and do not utilize derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In October 2004 we launched an exchange offer for our 12 5/8% Senior Notes due 2004 in the aggregate principal amount of U.S.$48.0 million that were held by third parties. On November 26, 2004, the original maturity date of such senior notes, the exchange offer was still outstanding, as a result of which we did not pay the outstanding principal amount of such notes (although we paid interest accrued until such date). The exchange offer was consummated in December 2004, as a result of which approximately U.S.$40.7 million of the senior notes due 2004 were exchanged for senior notes due 2009. We subsequently conducted a second exchange offer, launched in March 2005 and consummated in May 2005, under which an additional U.S.$7.0 million in senior notes due 2004 were exchanged for senior notes due 2009. We subsequently repaid the U.S.$0.3 million in outstanding senior notes due 2004. As of December 31, 2005, we were not in default under the terms of our senior notes due 2009.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2005, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

We do not presently have, and are not required to have, an audit committee.

ITEM 16B. CODE OF ETHICS

We do not presently have a code of ethics applicable to our senior executive officers. We are presently considering the adoption of a code of ethics, and will, upon its adoption, either: (i) provide a copy thereof to the Commission, (ii) post the text thereof on our website (www.tevecap.com.br) or (iii) provide a copy thereof to any person upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu, or DTT, during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(in thousands of dollars)
Audit fees	385.0	248.8
Audit-related fees	0	0
Tax fees	0	0
All other fees	0	0
Total	385.0	248.8

Audit fees are the aggregate fees billed by DTT for the audit of our consolidated annual financial statements that are provided in connection with regulatory filings.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our board of directors. Any service proposals submitted by external auditors need to be discussed and approved by our board of directors during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our board of directors meetings.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We are furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) (Exhibits – Financial Statements) for a list of financial statements filed as part of this Form 20-F.

ITEM 19. EXHIBITS

(a)           Financial Statements. The following financial statements and schedules are filed as part of this Annual Report, together with the report of the independent registered accounting firm.

INDEX TO THE FINANCIAL STATEMENTS

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003 and Report of Independent Registered Accounting Firm

CCS—CAMBORIÚ CABLE SYSTEM DE TELECOMUNICAÇÕES LTDA. -

Financial Statements for the Years Ended December 31, 2005, 2004 and 2003 and Report of Independent Registered Accounting Firm

(b)           Other Exhibits

Exhibit 12.	Sarbanes-Oxley Act Section 302 Certifications

Exhibit 13.	Sarbanes-Oxley Act Section 906 Certifications

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By:	/s/ Leila Abraham Loria
Name:	Leila Abraham Lória
Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Malagoni
Name:	Carlos Eduardo Malagoni
Title:	Chief Financial Officer

Date:	July 17, 2006

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements for the Years Ended

December 31, 2005, 2004 and 2003 and

Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

TEVECAP S.A.

AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2005

Consolidated Statements of Changes in Shareholders’ Deficiency and Redeemable Common Stock for each of the three years in the period ended December 31, 2005

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2005

Notes to The Consolidated Financial Statements

TEVECAP S.A.

AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TEVECAP S.A.

São Paulo – SP - Brazil

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, change in shareholders’ deficiency and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2005, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil,

July 10, 2006

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004
in thousands of U.S. dollars

	December 31,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$9,753	$1,368
Accounts receivable, net (Note 3)	3,846	1,695
Inventories, net (Note 4)	8,478	9,472
Recoverable taxes	552	427
Prepaid and other assets (Note 5)	984	1,323
Other accounts receivable	82	150

Total current assets	23,695	14,435

Property, plant and equipment, net (Note 8)	71,898	68,220
Recoverable taxes	81	138
Intangible assets, net (Note 9)	3,165	4,531
Loans receivable from related companies (Note 6)	8,127	6,480
Judicial deposits (Note 19)	11,887	8,760

Total assets	$118,853	$102,564

The accompanying notes are an integral part of the consolidated financial statements

	December 31,
	2005	2004
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Loans (Note 10)	$26,836	$19,474
Film suppliers	5,322	4,996
Other suppliers	8,027	5,687
Tax recovery program – PAES/REFIS (Note 12)	1,963	1,581
Taxes payable other than income taxes (Note 11)	4,434	3,462
Income tax payable	589	328
Accrued payroll and related liabilities	2,553	1,352
Advances from customers (Note 2.12)	5,411	3,939
Other accounts payable	882	1,500

Total current liabilities	56,017	42,319

Long-term liabilities
Loans (Note 10)	54,309	41,060
Loans payable to related companies (Note 6)	68,196	49,634
Taxes payable other than income taxes (Note 11)	3,906	3,714
Accrual for contingencies (Note 19)	43,190	14,544
Tax recovery program – PAES/REFIS (Note 12)	15,697	14,080
Deferred income tax (Note 7.2)	45,877	29,052

Total long-term liabilities	$231,175	$152,084
Commitments (Note 16)
Minority interest	936	879
Redeemable common stock, no par value 46,294,949 shares authorized, issued and outstanding as of December 31, 2005 and 2004 (Note 17)	30,380	27,599

Shareholders’ deficiency
Common stock, no par value, 438,925,488 shares authorized, issued and outstanding as of December 31, 2005 and 2004. (Note 18)	446,026	446,026
Accumulated other comprehensive income	(18,360)	(5,129)
Accumulated deficit	(627,321)	(561,214)

Total shareholders’ deficiency	(199,655)	(120,317)

Total liabilities and shareholders’ deficiency	$118,853	$102,564

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2005, 2004 and 2003
in thousands of U.S. dollars

	Year ended December 31,
	2005	2004	2003
Gross revenues
Monthly subscriptions	$126,641	$94,063	$83,794
Installation	2,086	989	1,211
Advertising	3,644	1,848	2,586
Additional services	6,793	6,197	3,781
Taxes on revenues	(19,985)	(14,392)	(13,038)
	119,179	88,705	78,334
Direct operating expenses (excluding depreciation and and amortization stated separately below)
Payroll and benefits	3,775	2,020	2,455
Programming	30,520	26,317	24,786
Technical assistance	1,484	1,249	1,533
TVA magazine	319	1,293	1,239
Pole rental	2,125	1,444	1,254
Other costs (Note 14)	7,864	4,799	5,950
	46,087	37,122	37,217
Selling, general and administrative expenses
Payroll and benefits	6,481	5,551	6,322
Advertising and promotion	5,143	1,481	1,331
Rent	1,175	1,360	1,074
Other selling, general and administrative expenses	33,074	16,556	12,625
	45,873	24,948	21,352
Depreciation	28,457	23,379	22,748
Amortization	1,079	977	935
Tax recovery program (Note 12)	—	—	5,029
Other operating expense, net (Note 13)	6,929	3,315	3,671
Loss from operations	(9,246)	(1,036)	(12,618)

Interest income	(1,010)	(701)	(1,511)
Interest expense	33,182	21,418	18,135
Foreign currency transaction (income) loss, net	(6,379)	(3,561)	(11,019)
Other nonoperating (income) expense, net (Note 15)	—	(8,443)	5,897

Loss before income taxes, equity in affiliates and minority interest	(35,039)	(9,749)	(24,120)

Income tax expense – current (Note 7.1)	609	304	328
Income tax expense – deferred (Note 7.1)	27,437	8,867	19,054
Loss before equity in affiliates and minority interest	(63,085)	(18,920)	(43,502)
Equity in income (losses) of affiliates, net	—	(468)	3,585
Loss before minority interest	(63,085)	(19,388)	(39,917)
Minority interest	241	255	82
Net loss	(63,326)	(19,643)	(39,999)
Other comprehensive loss - Foreign currency translation adjustment	(13,231)	(7,845)	(4,814)
Comprehensive (loss)	$(76,557)	$(27,488)	$(44,813)

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Deficit and Redeemable Common Stock

for the years ended December 31, 2005, 2004 and 2003
in thousands of U.S. dollars

			Accumulated
			Other	Total	Redeemable
	Common	Accumulated	Comprehensive	Shareholders’	Common
	Stock	Deficit	Income (Loss)	Deficit	Stock

Balance as of December 31, 2002	371,026	(498,174)	7,530	(119,618)	99,365

Foreign currency translation adjustments, net of tax of $0			(4,814)	(4,814)

Net loss		(39,999)		(39,999)

Reversal of redeemable common stock Hearst/ABC (46,294,952 shares) (Note 17)	75,000			75,000	(75,000)

Adjustment of redeemable common stock to redemption price					(164)

Balance as of December 31, 2003	446,026	(538,173)	2,716	(89,431)	24,201

Foreign currency translation adjustments, net of tax of $0			(7,845)	(7,845)

Net loss		(19,643)		(19,643)

Adjustment of redeemable common stock to redemption price		(3,398)		(3,398)	3,398

Balance as of December 31, 2004	446,026	(561,214)	(5,129)	(120,317)	27,599

Foreign currency translation adjustments, net of tax of $0			(13,231)	(13,231)

Net loss		(63,326)		(63,326)

Adjustment of redeemable common stock to redemption price		(2,781)		(2,781)	2,781

Balance as of December 31, 2005	$446,026	$(627,321)	$(18,360)	$(199,655)	$30,380

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2005, 2004 and 2003
in thousands of U.S. dollars

	Year Ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net loss	$(63,326)	$(19,643)	$(39,999)
Adjustments to reconcile net loss to net cash
Provided by operating activities:
Depreciation	28,457	23,379	22,748
Amortization	1,079	977	935
Amortization of debt issuance cost	—	—	260
Redeemable stock	—	—	(164)
Net gain on sale of equity method investments	—	(8,443)	—
Provision for doubtful accounts	385	1,414	1,360
Loss on sale of obsolete inventories	1,172	480	359
Provision for inventory obsolescence	1,947	49	111
Write-off of assets related to cancellation of subscriptions	3,519	2,117	2,790
Minority interest	241	255	82
Disposal and write-off of property, plant and equipment	771	384	1,363
Permanent impairment loss on equity method investments	—	—	5,897
Equity in (income) losses of affiliates	—	468	(3,585)
Foreign currency transaction loss, net	(6,379)	(3,561)	(11,019)
Deferred income taxes	27,437	8,867	19,054
Accrued interest	23,549	16,486	13,933

Changes in operating assets and liabilities:
Accounts receivable	(2,582)	1,419	(1,959)
Prepaid and other assets	496	265	235
Inventories	228	(280)	(57)
Suppliers	1,186	(1,129)	(12,433)
Accrual for contingencies	11,453	2,063	(6,076)
Taxes payable other than income taxes	195	799	649
Tax recovery program – PAES/REFIS	—	—	7,621
Current income taxes	609	304	328
Accrued payroll and related liabilities	980	(195)	410
Advances received from subscribers	907	766	2,666
Judicial deposits	(1,877)	(1,404)	4,241
Other	712	(1,428)	877
Net cash provided by operating activities	31,159	24,409	10,627

Cash flows from investing activities:
Purchases of property, plant and equipment	(26,577)	(13,085)	(11,223)
Repayment of loans made to related companies	—	—	141
Net cash used in investing activities	$(26,577)	$(13,085)	$(11,082)

Cash flows from financing activities:
Proceeds from bank loans	48,661	44,685	24,560
Repayment of loans from banks	(39,198)	(49,270)	(42,978)
Repayments of program PAES/REFIS	(4,090)	(4,233)	(1,394)
Proceeds from loans from related parties	10,569	45,654	63,654
Repayments of loans from related parties	(11,090)	(46,894)	(44,309)
Net cash provided by (used in) financing activities	4,852	(10,058)	(467)

Effect of exchange rate changes	(1,049)	(190)	969

Net increase (decrease) in cash and cash equivalents	8,385	1,076	47
Cash and cash equivalents at beginning of the period	1,368	292	245
Cash and cash equivalents at end of the period	$9,753	$1,368	$292

The accompanying notes are an integral part of the consolidated financial statements

	Year Ended December 31,
	2005	2004	2003
Supplemental cash disclosure:
Cash paid for interest	$8,342	$7,041	$10,125

Supplemental non-cash financing and investing activities:
Accrued interest on related company loans refinanced as as principal balance	$15,624	$7,649	$12,291

Recognition of loans receivable to shareholder in connection with the sale of investments (Note 8)	$—	5,482	—

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of U.S. dollars,

Unless otherwise indicated)

1.         The Company and its principal operations

1.1.      General

The consolidated financial statements have been prepared to reflect the consolidated results of Tevecap S.A. (“Tevecap”) and its subsidiaries (the “Company”).

Tevecap is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

As of December 31, 2005, Abril Comunicações S.A. (“Abrilcom”), a printing and distribution company, was the majority shareholder of the Company.

2.         Summary of significant accounting policies

Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1.      Basis of presentation and consolidation

a) Basis of presentation

The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”).

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

b) Principles of consolidation

The consolidated financial statements include the accounts of Tevecap and all majority-owned subsidiaries.

Investments in affiliated companies of from,  20% to 50%, are accounted for using the equity method of accouting. Intercompany transactions and accounts are eliminated in consolidation.

2.2.      Accounting records

As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3.      Currency remeasurement

As of January 1, 2000, based on changes in the Company’s capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company’s business, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.”

Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported in accumulated other comprehensive income (loss) in shareholders’ deficit.

2.4.      Consolidated financial statements

The Company’s operating subsidiaries included in the consolidated financial statements are:

	Ownership Interest as of December 31,
	2005	2004

Owned Systems
TVA Sistema de Televisão S.A.	100.00%	100.00%
TVA Sul Paraná Ltda.	100.00%	100.00%
CCS Camboriú Cable Systems de Telecomunicações Ltda.	60.00%	60.00%
Rede Ajato S.A.	100.00%	100.00%

License Subsidiary
Comercial Cabo TV São Paulo Ltda. (a)	99.99%	99.99%

Programming Ventures
TVA Inc.	100.00%	100.00%
TVA Overseas Ltd.	100.00%	100.00%
TVA Communications Ltd.	100.00%	100.00%
TVA Continental S.A.	100.00%	100.00%
TVA Pelicano S.A.	100.00%	100.00%
TVA Network Participações S.A.	100.00%	100.00%

(a.)       0.00149% of the common shares in this entity is owned by the controlling shareholder of the parent company Roberto Civita. pursuant to local legislative requirements.

2.5.                  Cash and cash equivalents

Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.6.                  Financial instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

•              The fair value of certain financial assets carried at cost, including cash and cash equivalents, accounts receivable, other accounts receivable and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

•              The fair value of payables to film suppliers and other suppliers, other accounts payable and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

•              The fair value of loans receivable from and loans payable to related companies approximates the carrying value, as interest on these loans is variable and based on market rates.

•              The fair value of third party loans, except for Senior Notes, approximates the carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable based on market rates.

•              The fair value of Senior Notes represents 105% of its carrying value as of December 31, 2005 (92% of its carrying value as of December 31, 2004). Fair value is estimated based on quoted market prices.

2.7.                  Accounts receivable

Allowance for doubtful accounts is recorded based on an analysis of historical losses, on the knowledge and monitoring of the individual situation of its customers and of the canceling of pay TV subscribers, and is considered sufficient to cover possible losses on the realization of credits.

2.8.                  Inventories

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

2.9.                  Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives of the assets, as described in Note 8.

The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairment as a result of the application of this policy.

2.10.           Advertising and promotion expenses

Costs of advertising and promotion are expensed as incurred.

2.11.           Revenue recognition

Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred, which are higher than the revenue.

Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

Others revenues are recognized as services are rendered.

2.12.           Licenses

Televisão Show Time Ltda. (“TV Show Time”) and TVA Brasil Radioenlaces Ltda. (“TVA Brasil”) hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A. Since TV Show Time and TVA Brasil are under common control with the Company, the financials statements of these companies have been combined with the Company’s financial statements for all periods presented.

On December 17, 2003, the Company signed an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to the “Pay TV Special Service” to an unrelated party. The Company received an advance of $2,723 which is recorded as advances from customers. This balance has been monetarily restated using the IGPM + CDI and amounted to $5,375 as of December 31, 2005 ($3,939 as of December 31, 2004). The consummation of the transaction is still subject to the approval of ANATEL (Brazilian Telecommunications Agency).

2.13.           Intangible assets

Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

Software is stated at cost and amortized on a straight-line basis over its estimated useful life, which is 5 years.

2.14.           Deferred income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.15.           Debt issuance costs

Debt issuance costs are amortized over the term of the underlying debt on a straight-line basis. The results of amortization on a straight-line basis do not differ materially from those obtained by using the interest method.

2.16.           Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operations.

2.17.           Barter transactions

The Company enters into transactions that exchange advertising for advertising and for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. For the years ended December 31, 2005, 2004 and 2003, revenue from barter transactions amounted to $600, $1,608 and $264, respectively and expenses to $632 $1,298 and $389, respectively.

2.18.           Reclassifications

During the year ended December 31, 2005, the Company changed the classification of certain items included in direct operating expenses and selling, general and administrative expenses to better reflect the nature of these items. The prior year income statements were reclassified to be consistent with the current year classification. The impact of these reclassifications was a decrease in direct operating expenses and an increase in selling, general and administrative expense of $5,176 and $4,244 for the years ended December 31, 2004 and 2003, respectively. These reclassifications did not have any impact on the Company’s net loss or shareholders’ deficit for the periods presented.

Additionally, during the year ended December 31, 2005, the Company began to classify cash payments on REFIS and PAES as cash flows from financing activities since this classification better reflects the nature of these agreements with the government. The cash flow statements for the years ended December 31, 2004 and 2003 were reclassified to be consistent with the current year classification in the amount of $4,233 and $1,394, respectively.

3.                            Accounts receivable, net

As of December 31, 2005 and 2004, accounts receivable were comprised of:

	2005	2004
Subscriptions and installation fees	$9,498	$6,384
Advertising	512	396
Barter transactions	13	9
Provision for doubtful accounts	(6,177)	(5,094)
	$3,846	$1,695

No single customer accounted for more than 10% of total accounts receivable as of December 31, 2005 and 2004.

4.                            Inventories, net

As of December 31, 2005 and 2004, inventories were comprised of:

	2005	2004
Materials and supplies	$11,289	$8,463
Imports in transit	—	1,701
Provision for obsolescence	(2,811)	(692)
	$8,478	$9,472

5.                            Prepaid and other assets

As of December 31, 2005 and 2004, prepaid expenses were comprised of:

	2005	2004
Advances to employes	$581	$1.229
Prepaid meals and transportation	—	24
Other	403	70
	$984	$1.323

6.                            Related party transactions

The following tables summarize the transactions between the Company and its related parties as of December 31, 2005 and 2004 and for the three years ended December 31, 2005:

	December 31,
	2005	2004

Editora Abril S.A.
Accounts receivable	$181	$303
Accounts payable	1,223	1,119
Loans payable	59,500	41,692

Abril Comunicações S.A.
Accounts receivable	57	42
Loans receivable	8,070	6,436
Loans payable	1,282	1,131

Abril Investments Corporation
Loans payable	7,414	6,811

Others
Accounts receivable	52	219
Accounts payable	5	46
Loans receivable	57	44

Accounts receivable	$290	$564
Accounts payable	$1,228	$1,165
Loans receivable	$8,127	$6,480
Loans payable	$68,196	$49,634

	2005	2004	2003
Editora Abril S.A.
Net interest expense	$12,443	$7,330	$5,009
Administrative services	551	1,564	923
Printing costs and distribution	1,267	1,399	853
Advertising	194	128	269

Paraná Participações S/C Ltda.
Interest income	(395)	(175)	(1,360)

Abril Investments Corporation
Interest expense (income)	(288)	55	(637)

The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. (affiliated company). The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in Reais and subject to variable interest of 2.04% per month as of December 31, 2005 (2.03% per month as of December 31, 2004 and 1.96% per month as of December 31, 2003). These loans do not have defined maturity dates.

Related Party Transactions

Editora Abril Service Agreement

In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.  Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately $184 as of December 31, 2005 ($130 and $77 as of December 31, 2004 and 2003).

Publishing and Advertising

The Company publishes a monthly programming guide detailing the Company’s programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 180,000 copies of the Company’s monthly programming guide in return for a monthly payment of approximately $173 as of December 31, 2005 ($127 and $94 as of December 31, 2004 and 2003) to printing costs, distribuition and advertising. TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company’s monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Abril Credit Facility

Tevecap has entered, as the borrower, into a revolving credit facility (the “Abril Credit Facility”) with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. In 2006, Tevecap intends to capitalize its indebtedness under the Abril Credit Facility, which will significantly reduce its total outstanding indebtedness. The aggregate principal amount outstanding under the Abril Credit Facility was $68,196 as of December 31, 2005, ($49,634 as of December 31, 2004).

Service Agreement with License holders

Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicações S.A., TVA Brasil and TV Show Time (the “License holders”) agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the License holders retained the title to such licenses, the License holders promised to take all steps necessary to transfer the title of such licenses to the Company. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

7.                            Income taxes

7.1.                     The amounts charged to the provision for income tax in results for the year ended December 31, 2005, 2004 and 2003, are comprised as follows:

	2005	2004	2003

Current income tax provision	609	304	328
Deferred income taxes	27,437	8,867	19,054

	28,046	9,171	19,382

7.2.              The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$119,268	$99,952
Provision for obsolescence	3,185	2,512
Provision for claims	9,342	5,225
Other	8,185	7,079

Total gross deferred tax asset	139,980	114,768

Less valuation allowance	(139,869)	(114,649)

Deferred tax asset	$111	$119

Deferred tax liability:
Foreign currency exchange gains on Senior Notes taxable on final settlement	(45,988)	(29,171)
Deferred tax liability	$(45,988)	$(29,171)

7.3.                    Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized, with exception of the deferred tax assets recorded on CCS Camboriú Cable Systems de Telecomunicações Ltda.

As of December 31, 2005 the Company and its subsidiaries have accumulated tax losses of $350,788 ($ 293,976 in 2004) that do not expire.

7.4.                    The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

	2005	2004	2003

Income (loss) before income taxes	$(35,039)	$(9,749)	$(24,120)
Statutory income tax rate	34%	34%	34%
Computed income tax benefit	(11,913)	(3,314)	(8,201)
Amortization of deferred charges	367	(1,620)	(1,534)
Translation (gain) loss on tax losses	(12,578)	(6,950)	(12,720)
(Earnings) losses in foreign affiliates	12,419	2,023	12,955
Capital gain on sale of investments	—	(2,577)	—
Provision for income tax contingencies (note 19 c)	14,431	—	—
(Deductible) taxable devaluation gain (loss) for Brazilian statutory purposes	(378)	(196)	1,710
Adjustment to accumulated tax losses	250	—	77
Other	228	(37)	1,454
Increase (decrease) in valuation allowance	25,220	21,842	25,641
Total income tax expense per consolidated statements of operations	$28,046	$9,171	$19,382

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

8.                            Property, plant and equipment, net

As of December 31, 2005 and 2004, property, plant and equipment were comprised of:

	Annual	December 31,
	Depreciation Rate	2005	2004
	%

Reception equipment	20	137,035	109,377
Cable plant	10	64,406	56,141
Machinery and equipment	10	54,465	47,363
Decoders	10	79,419	60,629
Leasehold improvements	25	2,208	1,757
Furniture and fixtures	10	1,515	1,289
Premises	10	1,376	1,177
Vehicles	20	797	1,083
Building	4	2,901	2,622
Other	0	1,148	1,501
Accumulated depreciation		(273,372)	(214,719)

		$71,898	$68,220

9.                            Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization

	2005			2004
	Software	Concession	Total	Software	Concession	Total
Gross	$17,161	12,977	$30,138	$14,267	$11,444	$25,711
Accumulated amortization	(14,545)	(12,435)	(26,980)	(11,221)	(9,959)	(21,180)
Net	$2,616	$542	$3,158	$3,046	$1,485	$4,531

Net subject to amortization:
Trademarks and patents	—	—	7	—	—	—
	$2,616	$542	$3,165	$3,046	$1,485	$4,531

Aggregate amortization expense for the above intangible assets amounted to $2,782, $2,380 and $2,596 for the years ended December 31, 2005, 2004 and 2003, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2006	$1,213
2007	671
2008	671
2009	408
2010	195

10.                     Loans

As of December 31, 2005 and 2004, loans were comprised of:

	December 31, 2005		December 31, 2004
	Short-term	Long-term	Short-term	Long-term

Senior Notes due 2005 (a)	$569	$47,764	$7,846	$40,749
Bank loans (b)	26,002	6,545	11,321	—
Accrued interest	265	—	307	311

	$26,836	$54,309	$19,474	$41,060

a)                            On November 26, 1996, Tevecap raised funds in the foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes matured on November 26, 2004 and were guaranteed by certain subsidiaries of Tevecap (see Note 25). Interest accrues at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap’s Senior Notes. At the time the Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate significant restrictive covenants of the Senior Notes agreements.

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, for new 12.625% Senior Notes due 2009. On November 26, 2004, the original maturity date of the senior notes, the exchange offer was still outstanding, as a result of which the Company did not pay the outstanding principal amount of such notes, although the Company paid interest accrued until such date. The new Notes are payable in three annual installments commencing November 26, 2007. The new Senior Notes are denominated in U.S. dollars and accrue interest at a rate of 12.625% per year, with interest payable on May 26 and November 26.

On December 21, 2004, the Company completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749 as of December 31, 2005 and 2004. The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap (see Note 25). One of the conditions for the exchange of the notes was that the maturity of the $201,978 in Notes held by the subsidiary TVA Communications Ltd., should be modified on terms less favorable than the terms offered to the other noteholders. On March 3, 2005, the renegotiation of the Notes held by TVA Communications Ltd. was registered with the SEC, retroactive to November 26, 2004, changing the maturity to November 26, 2011, with annual interest based on LIBOR plus 3%, limited to 12.625% per year, above exchange variation, to be paid upon the payment of the principal of the debt.

On November 7, 2005, an exchange offer proposal was filed with SEC (US- Securities and Exchange Comission) for the residual balance in the amount of $ 7,008. The conditions for this renegotiation were similar to those determined on October 13, 2004.

On September 13, 2005, the Company paid $ 265 to the creditors for which renegotiation had not been made. This amount is available to the creditors in an account of the depositary bank, JP Morgan Trust Bank.

Short-term financing in local currency is collateralized by 76.54% of receivables of the Company’s subsidiaries as of December 31, 2005.

b)                           Bank loans are comprised of the following:

	2005		2004
	Short-Term	Long-Term	Short-Term	Long-Term

Banco Daycoval – revolving credit facility, interest of per month 1.00% plus CDI rate per month as of December 31, 2004.	$—	—	$755	—
Banco ABC do Brasil S.A. - interest of 0.53% L-T and 0.60% S-T. plus CDI rate per month 1.39% as of December 31, 2005 (1.97% as of December 31, 2004)	5,222	2,563	2,858	—
Banco Safra – annual interest 0.37% per month plus CDI rate per month 1.39% as of December 31, 2005. (2.15% as of December 31, 2004)	6,418	—	3,649	—
Banco J.Safra – interest of 0.57% plus CDI rate per month 1.39% as of December 31,2005 (2.17% as of December 31, 2004)	8,233	—	3,416	—
Banco Bic – interest of 0.60% plus CDI rate per month 1.39% as of December 31,2005	2,138	—	—	—
Banco HSBC–interest of 0.64% plus CDI rate per month 1.39% as of December 31, 2005 (2.01% as of December 31, 2004)	2,176	—	604	—
Banco GM – interest of 1.77% per month	34	15	—	—
Banco Pine – interest of 1.10% per month	823	2,198	—	—
Banco ABC do Brasil S.A. interest of 1.14% per month	958	1,769	—	—
Banco Santander - (Secured account)	—	—	6	—
Banco Bradesco – (Secured account)	—	—	33	—

Total	$26,002	6,545	$11,321	—

11.                     Taxes payable other than income taxes

As of December 31, 2005 and 2004, taxes payable other than income taxes were comprised of:

	2005		2004
	Short-Term	Long-Term	Short-Term	Long-Term

Tax on revenue (COFINS)	$458	—	$311	—
VAT state tax (ICMS)	3,473	3,906	2,722	3,714
Tax on revenue (PIS)	101	—	49	—
Other	402	—	380	—

	$4,434	3,906	$3,462	3,714

On July 28, 1999, as a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities referring to taxes that were accrued as a charge on the gain recognized on the sale of these companies. The balance related to these taxes as of December 31, 2005 is $4,728 classified as ICMS ($4,786 as of December 31, 2004). The payment terms of these taxes were approved in 2004 under which the balance will be settled in 54 monthly payments commencing in May, 2004. The balance classified as long-term amounted to $3,143 at December 31, 2005.

12. Tax recovery program (REFIS) and special installment program (PAES)

On April 5, 2000, Tevecap S.A. and its subsidiaries opted for the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000. In addition, the indirect subsidiary TVA Sistema de Televisão S.A. used its credits for tax loss carryforwards amounting to $6,497 for amortization of interest and fines.

In guarantee of the payment of the debts included in the program, the subsidiary pledged property items as collateral in the amount of $15,016.

On July 31, 2003, certain subsidiaries of the Company, including TVA Sistema de Televisão S.A., through a protocol filed with the Federal Revenue Service, opted for the Federal Tax Financing Program (PAES), established by Law No. 10,684 of May 30, 2003.

The main reasons for this option were the extension of maturity dates, refinancing through PAES (Special Installment Program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement.

Management believes that this payment will be made in approximately 111 monthly installments, adjusted by TJLP.

As of December 31, 2005 and 2004, this accounts payable is segregated between short and long-term as follows:

	2005	2004

Short-term	1,963	1,581
Long-term	15,697	14,080

Total	17,660	15,661

The net effect of the amounts recognized in results for the year period ended December 31, 2003, arising from the option for the PAES (Special Installment Program), is $5,029 and was recorded as operating expenses. (tax recovery program).

13.                     Other operating (income) expense, net

	2005	2004	2003

Write-off of assets related to cancellation of subscriptions	$3,519	$2,117	$2,790
Loss on disposal of property and equipment	771	384	1,363
Loss on sale of obsolete inventories	1,172	480	359
Provision for inventory obsolescence	1,947	49	111
Other	(480)	285	(952)
	$6,929	$3,315	$3,671

14.                     Other costs

	2005	2004	2003

Telephone and internet	$2,211	$1,110	$1,170
Collection charges	—	—	—
Outside services – legal entities	2,420	669	1,075
Power sources	1,012	855	870
External network maintenance	1,414	1,169	802
Rentals	—	—	326
Ancillary and consumable materials	196	460	154
Outsourced telemarketing services	—	—	—
Advertising and promotion costs	—	—	—
Other	611	536	1,553

	$7,864	$4,799	$5,950

15.                     Other nonoperating (income) expense, net

	2005	2004	2003

Net gain on sale of equity method investments	—	(8,443)	—

Permanent impairment loss on equity method investments	—	—	5,897

	$—	$(8,443)	$5,897

On December 1, 2003, the Company received additional shares in Paraná Participações Ltda., TV a Cabo Guarapuava Ltda. and TV Jacarandá Ltda. in exchange for accounts receivables from these entities which increasing its ownership interest to 65,44%, 24,71% and 16,44%, respectively. The Company subsequently recognized impairment losses relating to these investments amounting to $5,897.

As of December 31, 2003, TVA also held a minority interest in each of Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comércio Ltda. and Canbras Paraná Ltda. (collectively, “Canbras TVA”), which together provide cable television services to an additional 19 cities with a total population of 2.9 million. In October 2003, the Company entered into an agreement to sell its entire equity interest in Canbras TVA to Horizon Cablevision do Brasil S.A. Anatel approval was received on June 16, 2004, at which time the sale was recognized. The proceeds from the sale were paid directly to Abril Comunicações S.A. in 2003, the Company’s principal shareholder for which the Company recognized a receivable from its shareholder. In connection with the sale, the Company recognized a gain of approximately $8,811  during 2004.

On September 27, 2004, ANATEL – Agência Nacional de Telecomunicações approved the contract dated October 08, 2003 for the sale of the Company’s investments in Paraná Participações Ltda, Zerelda Participações S/C Ltda and its wholly subsidiary TVA Cabo Guarapuava Ltda, and TV Jacarandá Ltda. The net loss on sale of these investment recorded in 2005 amounted to $244.

16.                     Commitments

As of December 31, 2005, the Company had purchase obligations for programming costs through the year 2009 and minimum payments due under operating leases as follows:

	Programming costs	Operating leases
2006	34,220	6,928
2007	25,519	6,319
2008	19,254	4,918
2009	8,142	2,694
2010	—	1,314
Total	$87,135	$22,173

17.                     Redeemable Stock

As of December 31, 2005 and 2004, 9.5% of the common stock of Tevecap was subject to an Event Put, i.e., “triggering event” under the Stockholders’ Agreement pursuant to which each of the stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders becomes publicly registered, listed or traded. In addition, as of December 31, 2005 and 2004, 5.8% of the common stock of Tevecap (27,930 thousand stocks) are also subject to a Time Put whereby, pursuant to the Stockholders’ Agreement, the Company’s shareholder Falcon International Communications (“Falcon”) may demand that Tevecap buy all or a portion of Falcon’s shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002. On July 15, 2005, the Stockholders Agreement was amended to change the term of the time put to September 22, 2006.

For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such stockholder may be subject (“Regulatory Put”); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of Tevecap without the approval of the stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement as amended, among Tevecap, TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another stockholder exercise an Event Put other than a Regulatory Put.

The Company’s management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote.

However, Tevecap has public debt in the United States of America, and which therefore is required to register its securities with the United States Securities and Exchange Commission, is required for accounting purposes to present redeemable equity securities separately from shareholders’ equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

The common stock subject to the Time Put is redeemable at fair value as determined by appraisal. In the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party.

On December 19, 2003 Abril Comunicações S.A. acquired the common stock of the Company held by Hearst ABC Video Services representing 8.1%, these ownership interest in the Company. As a result of this acquisition, the redemption features related to these shares were removed. Therefore, the amount related to the redeemable common stock that was held by Hearst was reclassified back to shareholders equity.

18.                     Capital Stock

The capital stock of the Company as of December 31, 2005 and 2004, held entirely by Brazilian stockholders, is comprised of 485,220,440 common shares.

On April 20, 2005, Editora Abril S.A. restructured a significant portion of its financial indebtedness with certain of its financial creditors, including the terms of the non-convertible debentures issued by Editora Abril S.A. on October 19, 2001, referred to as the Restructuring. The total amount of the Restructuring is approximately R$485.9 million (equivalent to U.S.$ 228.8 million, using the exchange rate of R$ 2.1236/US$ 1.00 as in effect on April 20, 2005). The Restructuring provides for certain restrictions and covenants, including in relation to sale of assets, granting of guarantees and financial transactions. As a guarantee of certain obligations of Editora Abril S.A. in connection with the non-convertible debentures, Abril Comunicações S.A. granted in favor of the debenture holders a pledge (caução) of its shares in Tevecap, which represents 90.45% of our outstanding common shares. The debentures of Editora Abril S.A. will mature on December 31, 2008. Under the terms of the Restructuring, in the event Abril Comunicações S.A. becomes the owner, directly or indirectly, of all the capital stock of Tevecap, Abril Comunicações S.A. is obligated to grant a pledge (caução) of all of its Tevecap shares in favor of the debenture holders.

The Company’s bylaws provide that stockholders are entitled to a minimum dividend of 25% of annual net income in accordance with Brazilian Corporate Law, after deduction of the allocation to the legal reserve.

Additionally, Law No. 9,249/95 introduced the option of paying interest on capital, calculated based on the TJLP in effect for the period, which may also be considered as part of the minimum mandatory dividend.

19.                     Accrual for contingencies

The Company records provisions for contingences for probable estimable losses based on the opinion of management and external legal counsel.

19.1.                                  The accrued amounts of the contingencies under litigation, as of December 31, 2005 and 2004, are as follows:

	2005	2004
	Long-term	Long-term

Labor lawsuits	2,740	4,662
Civil lawsuits	199	174
Income tax	10,566	—
Social contribution tax	3,865	—
VAT state tax (ICMS)	23,246	9,370
Social security compulsory deposit (FGTS)	19	—
Other	2,555	338

	$43,190	$14,544

a)                            Labor lawsuits

These are part of various labor claims against certain subsidiaries, especially due to terminations occurred in the normal course of their businesses. The most frequent claims refer to proportional vacation pay, salary differences, night shift premiums, overtime, social charges, among others. There are no individual claims of significant amounts.

b)                           Civil lawsuits

Certain subsidiaries are defendants in civil claims at various legal levels, there are no individual claims of significant amounts.

c)                            Income tax

On December 18, 2003 for the year 1998 and on March 11, 2004 for the years 1999 and 2001, the Company was served a tax assessment notice demanding the payment of income tax ($10,566 in 2005, $8,667 in 2004) and the social contribution tax ($3,865 in 2005, $3,160 in 2004) for the years ended December 31, 1998, 1999 and 2001, relating to the deductibility of financial expenses arising from exchange variation on dividends receivable, profits of foreign subsidiaries and uncollected interest on loans granted to its subsidiaries. During 2005, the Company recorded a provision for this contingency in the amount of $ 14,431, since the likelihood of loss was changed from possible to probable based on the opinion of the Company’s external legal counsel.

d)                           ICMS

d.1)         On November 5, 1998, in response to a fiscal inquiry, the Company filed a lawsuit challenging the constitutionality of ICMS on cable television services. The amount of the contingency, which was fully provisioned as of December 31, 2005, is $11,191 ($8,611 in 2004), and the Company has made fiscal deposits amounting to $8,264 in 2005 ($6,251 in 2004) related to this contingency as described in Note 19.2.

d.2)         On January 23, 2001, TVA Sistema de Televisão S.A. consulted with the Brazilian tax authorities as to whether ICMS should be applied to advertising revenues in response to a fiscal inquiry. Prior to 2005, the probability of loss relating to this matter was remote. During the year ended December 31, 2005, the Company recorded a provision amounting to $12,055 based on the opinion of its external legal counsel, which determined that the likelihood of loss relating to this item changed from remote to probable.

19.2.               With respect to certain claims for which provisions have been recorded. The Company’s subsidiaries have judicial deposits as of December 31, 2005 and 2004, as follows:

	2005	2004
	Long-term	Long-term

Labor lawsuits	1,510	1,191
Civil lawsuits	737	633
Income tax	119	0
Social security (INSS)	335	97
Tax on revenue (PIS)	32	23
Tax on revenue (COFINS)	59	39
VAT state tax (ICMS)	8,264	6,251
Other	831	526
	$11,887	$8,760

19.3.               Additionally, fixed assets in the amount of $10,028 as of December 31, 2005 ($14,248 in 2004), consolidated amounts, were offered as collateral in connection with the judicial proceedings described above.

19.4.               Following are the contingencies for which the Company has not recorded a provision since the likelihood of loss is possible:

	2005	2004
Civil contingency (a)	6,267	2,041
Labor contingency (b)	4,952	26,802

	11,219	28,843

a)         Civil contingencies

Certain subsidiaries are defendants in civil claims at various legal levels refers to the sum of many requests for indemnities for pain and suffering and/or material damages and claim for occupational damages. There are no individual claims of significant amounts needing specific disclosure.

b)        Tax contingencies -

Tax contingencies for which no provisions have been recorded principally related to VAT state tax (ICMS). In 2004, the amount includes a balance relating to a tax assessment notice on income tax and the social contribution in the amount of $13,412 as described in Note c, the Company recorded a provision for this item based on a change in the probability of loss during the year ended December 31, 2005.

c)         ECAD

The Company’s operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Suits were filed against TVA in the 1 Vara Cível Forum Central de Curitiba (against TVA Sul) and the 14 Vara Cível Forum Central de São Paulo (against TVA Brasil). The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment. The maximum potential loss relating to this lawsuit amounted to $471 and $377 at December 31, 2005 and 2004, respectively. Based on the opinion of its attorneys, management of TVA believes that the likelihood of loss is possible related to these lawsuits. In the event the Company does not prevail in connection with these proceedings, however, the consolidated financial position of the Company may be materially adversely affected.

20.                     Pension plan

In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdência Privada (“Abrilprev”), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $45 for the year ended December 31, 2005 ($33 in 2004 and $32 in 2003).

21.                     Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril companies’ employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associação Abril de Benefícios, the company responsible for management of the plan.

In 2005, contributions made by Tevecap and certain affiliates of Associação Abril de Benefícios amounted to $589 ($461 in 2004 and $487 in 2003).

22.                     Valuation and qualifying accounts and reserves

	Provision	Provision	Deferred		Provision
	for	for	taxation	Accrual	for
	doubtful	inventory	valuation	For	equipment
	accounts	obsolescence	allowance	contingencies	obsolescence

Balance as of December 31, 2002	$3,346	$237	$67,166	$14,781	$2,184
Additions	1,360	—	25,641	—	2,790
Deductions	—	—	—	(6,076)	—
Effect of exchange rate	(1,458)	26	—	2,567	651
Balance as of December 31, 2003	3,248	263	92,807	11,272	5,625
Additions	1,414	368	21,842	5,432	2,117
Effect of exchange rate	432	61	—	1,554	691
Balance as of December 31, 2004	5,094	692	114,649	18,258	8,433
Additions	385	1,947	25,220	25,362	3,519
Deductions	—	—	—	—	—
Effect of exchange rate	698	172	—	3,476	2,281
Balance as of December 31, 2005	$6,177	$2,811	$139,869	$47,096	$14,233

23.                     Recent accounting pronouncements

In November 2004, the FASB issued SFAS 151 “Inventory Costs – an Amendment of ARB No.43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS 153 “Exchange of Nonmonetary Assets – an Amendment of APB Opinion No.29”. This statement addresses the measurement of exchanges of nonmonetary assets by eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replacing it with an exception for exchanges that do not have commercial substance. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”, which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact on the financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

24.                     Segments

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  The Company’s reportable segments are determined based on products and services provided by each segment:

a.               Pay Tv – programming packages consisting of 15 to 107 television channels;

b.              Internet – high speed broadband internet access; and

The Company evaluates segment performance and allocates resources based on several factors, of which gross revenues, direct operating and SG&A expenses and depreciation and amortization are the primary financial measures. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

2005	Pay Tv	Internet	TOTAL

Gross revenues	121,178	17,986	139,164
Taxes on revenue
Direct operating expenses and SG&A expenses	93,288	6,313	111,945
Depreciation and amortization	26,522	3,014	29,536
Other operating expense, net	—	—	6,929
Loss from operations	—	—	(9,246)
Interest income	—	—	(1,010)
Interest expense	—	—	33,182
Foreign currency transaction (income) loss, net	—	—	(6,379)
Loss before income taxes, equity in affiliates and minority interest	—	—	(35,039)
Capital expenditures	23,919	2,658	26,577
Total assets	116,602	2,380	118,853

2004	Pay Tv	Internet	TOTAL

Gross revenues	91,784	11,313	103,097
Taxes on revenue
Direct operating expenses and SG&A expenses	72,373	4,089	76,462
Depreciation and amortization	22,319	2,037	24,356
Other operating expense, net	—	—	3,315
Loss from operations	—	—	(1,036)
Interest income	—	—	(701)
Interest expense	—	—	21,418
Foreign currency transaction (income) loss, net	—	—	(3,561)
Loss before income taxes, equity in affiliates and minority interest	—	—	(9,749)
Capital expenditures	11,073	2,012	13,085
Total assets	101,040	1,643	102,564

2003	Pay Tv	Internet	TOTAL

Gross revenues	83,975	7,397	91,372
Taxes on revenue
Direct operating expenses and SG&A expenses	63,755	7,852	71,607
Depreciation and amortization	22,143	1,540	23,683
Other operating expense, net	—	—	3,671
Loss from operations	—	—	(12,618)
Interest income	—	—	(1,511)
Interest expense	—	—	18,135
Foreign currency transaction (income) loss, net	—	—	(11,019)
Loss before income taxes, equity in affiliates and minority interest	—	—	(24,120)
Capital expenditures	11,208	15	11,223
Total assets	106,438	1,493	107,931

25.       Financial information for subsidiary guarantors and non-guarantor subsidiaries

Tevecap conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap’s direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ypê Radio and Televisão Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisão Porto Alegre.

Presented below is condensed consolidating financial information for: i) Tevecap on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

The equity method has been used by Tevecap, the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

a)     Wholly-Owned Guarantor Subsidiaries

•                  TVA Communications Ltd.

•                  Comercial Cabo TV São Paulo Ltda.

•                  TVA Sistema de Televisão S.A.

•                  TVA Sul Paraná Ltda.

b)     Majority-Owned Guarantor Subsidiaries

•                  CCS Camboriú Cable System de Telecomunicações Ltda.

c)     Non-Guarantor Subsidiaries

•                  TVA Communications Aruba N.V.

•                  Rede Ajato Ltda.

•                  TVA Overseas Ltd.

•                  TVA Inc

•                  TVA Continental S.A.

•                  TVA Pelicano S.A.

•                  TVA Network Participações S.A.

Separate financial statements have been presented for CCS Camboriú Cable System Telecomunicações Ltda. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

Consolidated Balance Sheets
as of December 31, 2005

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	guarantor
Assets	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$5	$8,937	$810	$—	$1	$9,753
Accounts receivable, net	280	4,033	25	1,917	(2,409)	3,846
Inventories, net	—	8,381	97	—	—	8,478
Recoverable taxes	—	299	250	3	—	552
Prepaid and other assets	8	1,090	681	—	(795)	984
Other accounts receivable	—	82	—	—	—	82
Total current assets	293	22,822	1,863	1,920	(3,203)	23,695

Property, plant and equipment, net	—	69,562	2,077	—	259	71,898
Investments	(6,254)	1,404	—		4,850	—
Intangible assets, net	222	2,943	—	—	—	3,165
Recoverable taxes	—	35	6	40	—	81
Loans to related companies	67,738	31,420	187	54,260	(145,478)	8,127
Long-term investments	—	355,434	—	—	(355,434)	—
Prepaid expenses and other	407,807	—	—	—	(407,807)	—
Judicial deposits	—	11,473	414	—	—	11,887
Total assets	$469,806	$495,093	$4,547	$56,220	$(906,813)	$118,853

		Wholly-	Majority-
		Owned	Owned	Non-
Liabilities and Shareholders’	Parent	Guarantor	Guarantor	Guarantor
Equity	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	$569	$26,267	$—	$—	$	$26,836
Suppliers	0	10,184	40	—	(2,197)	8,027
Film suppliers	—	5,183	139	—	—	5,322
Tax recovery program	541	1,328	94	—	—	1,963
Taxes payable other than income
taxes	1,759	2,617	57	1	—	4,434
Income tax payable	—	279	307	3	—	589
Accrued payroll and related
Liabilities	—	2,530	23	—	—	2,553
Advances from customers	—	5,815	—	—	(404)	5,411
Other accounts payable	—	600	885	—	(603)	882
Total current liabilities	2,869	54,803	1,545	4	(3,204)	56,017

Long-term liabilities
Loans from related companies	57,698	130,282	—	25,694	(145,478)	68,196
Loans and financing	403,191	6,552	—	—	(355,434)	54,309
Accrual for contingencies	14,476	28,571	143	—	—	43,190
Taxes payable other than income
taxes - Parcelamento	3,143	763	—	—	—	3,906
Tax recovery program - PAES/REFIS	6,222	8,842	633	—	—	15,697
Liability to fund equity investee	93,076	—	—	—	(93,076)	—
Deferred income tax	45,988	—	(111)	—	—	45,877
Other accounts payable	—	348,140	—	59,667	(407,807)	—
Total long-term liabilities	623,794	523,150	665	85,361	(1,001,795)	231,175

Minority interest	—	—	—	—	936	936
Redeemable common stock	30,380	—	—	—	—	30,380

Shareholders’ deficit
Common stock	445,313	284,076	1,860	15,068	(300,291)	446,026
Accumulated other comprehensive income (loss)	(23,020)	198,233	(157)	1,179	(194,595)	(18,360)
Accumulated deficit	(609,530)	(565,169)	634	(45,392)	592,136	(627,321)
Total shareholders’ deficit	(187,237)	(82,860)	2,337	(29,145)	97,250	(199,655)
Total liabilities and shareholders’ defict	$469,806	$495,093	$4,547	$56,220	$(906,813)	$118,853

Consolidated Statements of Operations
for the year ended December 31, 2005

		Wholly-
		Owned	Majority-	Non -
	Parent	Guarantor	Owned	Guarantor
Description	Company	Subsidiaries	Guarantor	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	$—	$123,085	$3,556	$—	$—	$126,641
Installation	—	2,054	32	—	—	2,086
Advertising	—	3,644	—	—	—	3,644
Addtional services	—	6,851	69	—	(127)	6,793
Taxes on revenues	—	(19,458)	(527)	—	—	(19,985)
Net revenue	—	116,176	3,130	—	(127)	119,179
Direct operating expenses
Payroll and benefits	—	3,710	65	—	—	3,775
Programming	—	29,462	1,058	—	—	30,520
Technical assistance	—	1,470	14	—	—	1,484
TVA magazine	—	314	5	—	—	319
Pole rentals	—	2,089	36	—	—	2,125
Other costs	—	7,722	142	—	—	7,864
	—	44,767	1,320	—	—	46,087
Selling, general and administrative expenses
Payroll and benefits	—	6,410	71	—	—	6,481
Advertising and promotion	—	5,123	20	—	—	5,143
Rent	—	1,169	6	—	—	1,175
Other general and administrative expenses	454	32,592	150	5	(127)	33,074
	454	45,294	247	5	(127)	45,873
Depreciation and amortization	430	29,175	308	—	(376)	29,537
Other operating expense, net	301	6,589	40	—	—	6,930
Operating loss	(1,185)	(9,649)	1,215	(5)	376	(9,248)

Interest income	(1,549)	(12,289)	(51)	(20)	12,899	(1,010)
Interest expense	27,881	16,684	343	1,173	(12,899)	33,182
Foreign currency transaction, net	(51,573)	40,610	9	4,574	—	(6,380)
Income (loss) before income taxes, equity and minority interest	24,056	(54,654)	914	(5,732)	376	(35,040)
Income taxes	27,416	314	313	3	—	28,046
Income (loss) before equity and minority interest	(3,360)	(54,968)	601	(5,735)	376	(63,086)
Equity in (losses) of affiliates	59,999	(360)	—	1,580	(61,219)	—
Income (loss) before minority Interest	(63,359)	(54,608)	601	(7,315)	61,595	(63,086)
Minority interest	—	—	—	—	240	240
Net income (loss)	$(63,359)	$(54,608)	$601	$(7,315)	$61,355	$(63,326)

Consolidated Statement’s of Cash Flows
for the year ended December 31, 2005

		Wholly-	Majority-	Non -
	Parent	Owned	Owned	Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(63,359)	$(54,607)	$601	$(7,315)	$61,354	$(63,326)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	28,525	308	—	(376)	28,457
Amortization	429	650	—	—	—	1,079
Net Gain on sale of equity method investments	—	—	—	—	—	—
Provision for doubtful accounts	—	366	19	—	—	385
Write-off of assets related to cancellation of subscriptions	—	3,519	—	—	—	3,519
Loss on sale of obsolete inventories	—	1,172	—	—	—	1,172
Disposal and write-off of property, plant and equipment	—	771	—	—	—	771
Minority interest	—	—	—	—	241	241
Allowance for loss receivable from related companies	51,020	—	—	1,567	(52,587)	—
Equity in (income) losses of affiliates	7,902	(395)	—	—	(7,507)	—
Foreign currency transaction loss, net	(51,573)	40,610	10	4,574	—	(6,379)
Deferred income taxes	27,445	—	(8)	—	—	27,437
Accrued interest	22,322	(119)	232	1,114	—	23,549
Changes in operating assets and liabilities:
Accounts receivable	(17)	(3,041)	(59)	28	507	(2,582)
Prepaid and other assets	—	409	(677)	—	764	496
Inventories	—	2,177	(2)	—	—	2,175
Suppliers	(110)	1,721	(122)	—	(303)	1,186
Accrual for contingencies	6,061	5,547	(155)	—	—	11,453
Taxes payable other than income taxes	(165)	429	(69)	—	—	195
Current income taxes	—	300	305	4	—	609
Accrued payroll and related liabilities	—	972	8	—	—	980
Advances received from subscribers	—	1,296	—	—	(389)	907
Judicial deposits	—	(1,765)	(112)	—	—	(1,877)
Other	315	532	116	(47)	(204)	712
Net cash (used in) provided by operating activities	270	29,069	395	(75)	1,500	31,159

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(26,452)	(125)	—	—	(26,577)
Net cash used in investing activities	—	(26,452)	(125)	—	—	(26,577)

Cash flows from financing activities:
Proceeds from bank loans	—	48,661	—	—	—	48,661
Repayment o f loans from banks	(5,972)	(33,226)	—	—	—	(39,198)
Repayment o f program P A ES/REFIS	—	(4,090)	—	—	—	(4,090)
Proceeds from loans from share holders	12,949	(2,407)	—	27	—	10,569
Repayments o f loans from s hare holders	(2,035)	(9,055)	—	—	—	(11,090)
Capital Distribution	—	—	—	—	—	—
Dividends	—	375	—	—	(375)	—
Net cash provided by financing activities	4,942	258	—	27	(375)	4,852
Effect of exchange rate changes	(3,667)	6,217	(172)	42	(1,125)	1,295
Net increase (decrease) in cash and cash equivalents	2	8,269	121	(7)	—	8,385
Cash and cash equivalents at beginning of the period	3	668	689	8	—	1,368
Cash and cash equivalents at end of the period	$5	$8,937	$810	$1	$—	$9,753

Consolidated Balance Sheets
as of December 31, 2004

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	Guarantor
Assets	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$3	$668	$689	$8	$—	$1,368
Accounts receivable, net	234	1,270	(16)	1,713	(1,506)	1,695
Inventories, net	—	9,510	86	—	(124)	9,472
Prepaid and other assets	8	1,312	3	—	—	1,323
Other accounts receivable	49	247	281	—	—	577
Total current assets	294	13,007	1,043	1,721	(1,630)	14,435

Property, plant and equipment, net	—	67,012	2,083	—	(875)	68,220
Investments
Equity basis	16,066	1,319	—	—	(17,385)	—
Intangible assets, net	598	3,933	—	—	—	4,531
Deferred income taxes	—	—	—	—	—	—
Recoverable taxes	—	102	—	35	1	138
Loans to related companies	55,504	18,314	146	54,258	(121,742)	6,480
Prepaid expenses and other	362,063	—	—	—	(362,063)	—
Judicial deposits	—	8,497	263	—	—	8,760
Total assets	$434,525	$112,184	$3,535	$56,014	$(503,694)	$102,564

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	Guarantor
Liabilities and Shareholders’ Equity	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	$7,846	$11,628	$—	$—	$—	$19,474
Film suppliers	—	4,766	230	—	—	4,996
Other suppliers	102	7,174	40	—	(1,629)	5,687
Tax recovery program	439	1,082	60	—	—	1,581
Taxes payable other than income taxes	1,427	1,988	45	2	—	3,462
Income tax payable	—	—	328	—	—	328
Accrued payroll and related liabilities	—	1,339	13	—	—	1,352
Advance payments received from subscribers	—	3,939	—	—	—	3,939
Other accounts payable	—	1,288	172	40	—	1,500
Total current liabilities	9,814	33,204	888	42	(1,629)	42,319

Long-term liabilities
Loans from related companies	34,595	113,027	—	23,753	(121,741)	49,634
Loans and financing	385,384	(344,324)	—	—	—	41,060
Tax recovery program	5,530	8,248	302	—	—	14,080
Accrual for contingencies	—	14,277	267	—	—	14,544
Taxes payable other than income taxes	3,390	324	—	—	—	3,714
Liability to fund equity investee	47,497	—	—	—	(47,497)	—
Deferred income tax	29,171	—	(119)	—	—	29,052
Other accounts payable	—	309,448	—	52,615	(362,063)	—
Total long-term liabilities	505,567	101,000	450	76,368	(531,301)	152,084

Minority interest	—	—	—	—	879	879
Redeemable common stock	27,599	—	—	—	—	27,599

Shareholders’ deficit
Common stock	445,313	284,076	1,860	15,068	(300,291)	446,026
Accumulated other comprehensive income (loss)	(10,380)	204,466	(298)	4,194	(203,111)	(5,129)
Accumulated deficit	(543,388)	(510,562)	635	(39,658)	531,759	(561,214)
Total shareholders’ deficit	(108,455)	(22,020)	2,197	(20,396)	28,357	(120,317)
Total liabilities and shareholders’ defict	$434,525	$112,184	$3,535	$56,014	$(503,694)	$102,564

Consolidated Statements of Operations
for the year ended December 31, 2004

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	Guarantor
Description	Company	Subsidiaries	Subsidiaries	Subsidiaries	Elimination	Consolidated

Gross revenues
Monthly subscriptions	$—	$91,816	$2,447	$—	$—	$94,263
Installation	—	957	26	—	—	983
Advertising	—	1,826	—	—	—	1,826
Other	—	6,146	45	—	(164)	6,027
Taxes on revenue	—	(14,037)	(357)	—	—	(14,394)
Net revenue	—	86,708	2,161	—	(164)	88,705

Direct operating expenses
Payroll and benefits	—	1,988	32	—	—	2,020
Programming	—	25,483	834	—	—	26,317
Technical assistance	—	1,246	3	—	—	1,249
TVA Magazine	—	1,263	30	—	—	1,293
Pole rental	—	1,419	25	—	—	1,444
Other costs	—	4,715	84	—	—	4,799
	—	36,114	1,008	—	—	37,122
Selling, general and administrative expenses
Payroll and benefits	—	5,499	52	—	—	5,551
Advertising and promotion	—	1,449	32	—	—	1,481
Rent	—	1,355	5	—	—	1,360
Other general and administrative expenses	608	15,967	173	5	(197)	16,556
	608	24,270	262	5	(197)	24,948
Depreciation and amortization	428	23,999	261	—	(332)	24,356
Other operating expense, net	409	2,948	—	(42)	—	3,315
Operating loss	(1,445)	(623)	630	37	365	(1,036)

Interest income	(1,032)	(26,226)	(223)	—	26,780	(701)
Interest expense	36,834	10,616	63	685	(26,780)	21,418
Transaction	(35,007)	27,930	(63)	3,579	—	(3,561)
Other nonoperating income	(8,443)	—	—	—	—	(8,443)
Income (loss) before income taxes, equity and minority interest	6,203	(12,943)	853	(4,227)	365	(9,749)
Income taxes	8,986	—	185	—	—	9,171
Income (loss) before equity and minority interest	(2,783)	(12,943)	668	(4,227)	365	(18,920)
Equity in (losses) of affiliates	17,039	(382)	—	874	(17,063)	468
Income (loss) before minority Interest	(19,822)	(12,561)	668	(5,101)	17,428	(19,388)
Minority interest	—	—	—	—	255	255
Net income (loss)	$(19,822)	$(12,561)	$668	$(5,101)	$17,173	$(19,643)

Consolidated Statement’s of Cash Flows
for the year ended December 31, 2004

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(19,721)	$(12,597)	$635	$(5,100)	$17,140	$(19,643)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	23,450	261	—	(332)	23,379
Amortization	428	549	—	—	—	977
Net Gain on sale of equity method investments	(8,409)	1,465	—	(35)	(1,464)	(8,443)
Provision for doubtful accounts	—	1,393	21	—	—	1,414
Write-off of assets related to cancellation of subscriptions	—	2,117	—	—	—	2,117
Loss on sale of obsolete inventories	—	480	—	—	—	480
Disposal and write-off of property, plant and equipment	—	384	—	—	—	384
Minority interest	—	—	—	—	255	255
Equity in (income) losses of affiliates	17,039	(382)	—	874	(17,063)	468
Foreign currency transaction loss, net	(35,006)	27,929	(63)	3,579	—	(3,561)
Accrued interest	35,479	6,551	(364)	710	(25,890)	16,486
Deferred income taxes	8,986	—	(119)	—	—	8,867
Changes in operating assets and liabilities:
Accounts receivable	(212)	1,576	(4)	(81)	140	1,419
Prepaid and other assets	(9,848)	946	15	123	9,029	265
Inventories	—	(334)	(9)	—	112	(231)
Suppliers	79	(1,325)	83	—	34	(1,129)
Accrual fpr contingencies	—	1,961	102	—	—	2,063
Taxes payable other than income taxes	(146)	967	(25)	3	—	799
Current income taxes	—	—	304	—	—	304
Accrued payroll and related liabilities	—	(194)	(1)	—	—	(195)
Advances received from subscribers	—	766	—	—	—	766
Judicial deposits	—	(1,382)	(22)	—	—	(1,404)
Other	2,464	8,038	(66)	(41)	(11,823)	(1,428)
Net cash (used in) provided by operating activities	(8,867)	62,358	748	32	(29,862)	24,409

Cash flows from investing activities:
Purchases of property, plant and equipment	—	(12,998)	(87)			(13,085)
Loans receivable from related companies			(7)		7	—
Repayments of loans to related companies			1,302		(1,302)	—
Short-term investments	—	2,477	—	—	(2,477)	—
Net cash used in investing activities	—	(10,521)	1,208	—	(3,772)	(13,085)

Cash flows from financing activities:
Proceeds from bank loans	25,988	44,655	—	—	(25,958)	44,685
Repayment of loans from banks	(32,144)	(43,084)	—	—	25,958	(49,270)
Repayment of program PAES/REFIS	—	(4,233)	—	—	—	(4,233)
Proceeds from loans from shareholders	9,136	36,965	—	29	(476)	45,654
Repayments of loans from shareholders	175	(50,864)	—	(15)	3,810	(46,894)
Capital Distribution	—	—	(940)	—	940	—
Dividends	—	—	(576)	—	576	—
Net cash provided by financing activities	3,155	(16,561)	(1,516)	14	4,850	(10,058)

Effect of exchange rate changes	5,619	(34,735)	188	(46)	28,784	(190)

Net increase (decrease) in cash and cash equivalents	(93)	541	628	—	—	1,076
Cash and cash equivalents at beginning o f the period	96	127	61	8	—	292
Cash and cash equivalents at end of the period	$3	$668	$689	$8	$—	$1,368

Consolidated Balance Sheets

as of December 31, 2003

		Wholly-	Majority-
		Owned	Owned	Non -
	Parent	Guarantor	Guarantor	Guarantor
Assets	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Current assets
Cash and cash equivalents	$95	$128	$61	$8	$—	$292
Accounts receivable, net	—	4,432	(4)	1,493	(1,495)	4,426
Inventories, net	—	8,400	70	—	—	8,470
Prepaid and other assets	278	397	2	—	—	677
Other accounts receivable	142	320,289	271	64	(319,188)	1,578

Total current assets	515	333,646	400	1,565	(320,683)	15,443

Property, plant and equipment, net	—	75,327	2,099	—	(1,109)	76,317
Investments
Equity basis	25,626	1,710	—	549	(27,336)	549
Intangible assets, net	986	4,739	—	—	—	5,725
Loans to related companies	49,305	18,677	1,452	54,258	(120,421)	3,271
Dividends receivable	322,332	—	—	—	(322,332)	—
Judicial deposits	—	6,407	219	—	—	6,626

Total assets	$398,764	$440,506	$4,170	$56,372	$(791,881)	$107,931

		Wholly-	Majority-
		Owned	Owned	Non -
	Parent	Guarantor	Guarantor	Guarantor
Liabilities and Shareholders’ Equity	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Current Liabilities
Loans	$367,730	$7,486	$—	$—	$(319,135)	$56,081
Film suppliers	—	6,474	145	—	—	6,619
Other suppliers	14	5,798	19	—	(1,498)	4,333
Tax recovery program	563	934	—	—	—	1,497
Taxes payable other than income taxes	3,802	3,974	91	—	—	7,867
Income tax payable	—	1	277	—	—	278
Accrued payroll and related liabilities	—	1,424	13	—	—	1,437
Advance payments received from subscribers	—	2,844	(5)	—	—	2,839
Deferred income tax	19,292	—	—	—	—	19,292
Other accounts payable	97	2,106	230	15	(50)	2,398

Total current liabilities	391,498	31,041	770	15	(320,683)	102,641

Long-term liabilities
Loans from related companies	21,415	116,129	—	22,588	(120,420)	39,712
Tax recovery program	4,783	8,053	—	—	—	12,836
Accrual for contingencies	—	10,723	549	—	—	11,272
Dividends payable	—	273,992	—	48,340	(322,332)	—
Liability to fund equity investee	35,524	—	—	154	(30,329)	5,349
Other accounts payable	—	211	—	—	—	211

Total long-term liabilities	61,722	409,108	549	71,082	(473,081)	69,380

Minority interest	—	—	—	—	1,140	1,140
Redeemable common stock	24,201	—	—	—	—	24,201
Shareholders’ deficit
Common stock	445,313	284,076	4,012	15,068	(302,443)	446,026
Accumulated other comprehensive income (loss)	(3,703)	214,247	(1,449)	5,633	(212,012)	2,716
Accumulated deficit	(520,267)	(497,966)	288	(35,426)	515,198	(538,173)

Total shareholders’ deficit	(78,657)	357	2,851	(14,725)	743	(89,431)

Total liabilities and shareholders’ deficit	398,764	440,506	4,170	56,372	(791,881)	107,931

Consolidated Statements of Operations

for the year ended December 31, 2003

		Wholly-	Majority-
		Owned	Owned	Non -
	Parent	Guarantor	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	$—	$80,553	$2,069	$1,172	$—	$83,794
Installation	—	1,160	42	9	—	1,211
Advertising	—	2,554	—	32	—	2,586
Other	—	3,493	15	276	(3)	3,781
Taxes on revenue	—	(12,578)	(314)	(147)	1	(13,038)
Net revenue	—	75,182	1,812	1,342	(2)	78,334

Direct operating expenses
Payroll and benefits	—	2,148	38	269	—	2,455
Programming	—	24,172	614	—	—	24,786
Technical assistance	—	1,535	(2)	—	—	1,533
TVA Magazine	—	1,216	23	—	—	1,239
Pole rental	—	1,228	26	—	—	1,254
Other costs	—	5,431	150	369	—	5,950
	—	35,730	849	638	—	37,217
Selling, general and administrative expenses
Payroll and benefits	—	6,126	174	22	—	6,322
Advertising and promotion	—	1,318	12	1	—	1,331
Rent	—	1,070	4	—	—	1,074
Other general and administrative expenses	718	11,559	201	151	(4)	12,625
	718	20,073	391	174	(4)	21,352

Depreciation and amortization	411	22,837	276	446	(287)	23,683
Tax recovery program	1,431	3,598	—	—	—	5,029
Other operating expense, net	243	3,482	—	(54)	—	3,671
Operating loss	(2,803)	(10,538)	296	138	289	(12,618)

Interest income	(2,294)	(24,590)	(257)	(12)	25,642	(1,511)
Interest expense	27,774	15,164	39	800	(25,642)	18,135
Transaction	(70,942)	52,739	(65)	7,249	—	(11,019)
Other nonoperating expense	5,897	—	—	—	—	5,897
Income (loss) before income taxes, equity and minority interest	36,762	(53,851)	579	(7,899)	289	(24,120)
Income taxes	19,054	—	328	—	—	19,382
Income (loss) before equity and minority interest	17,708	(53,851)	251	(7,899)	289	(43,502)

Equity in (losses) of affiliates	57,396	(123)	—	(10)	(60,848)	(3,585)
Income (loss) before minority Interest	(39,688)	(53,728)	251	(7,889)	61,138	(39,917)
Minority interest	—	—	—	—	82	82

Net income (loss)	$(39,688)	$(53,728)	$251	$(7,889)	$61,056	$(39,999)

Consolidated Statement’s of Cash Flows

for the year ended December 31, 2003

		Wholly-	Majority-
		Owned	Owned	Non -
	Parent	Guarantor	Guarantor	Guarantor
Description	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(39,446)	$(53,692)	$205	$(8,119)	$61,053	$(39,999)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	22,313	276	446	(287)	22,748
Amortization	411	524	—	—	—	935
Amortization of debt issuance cost	260	—	—	—	—	260
Redeemable stock	(164)	—	—	—	—	(164)
Provision for doubtful accounts	—	1,226	43	91	—	1,360
Provision for equipment and inventory obsolescence	—	2,790	—	—	—	2,790
Loss on sale of obsolete inventories	—	359	—	—	—	359
Minority interest	—	—	—	—	82	82
Disposal and write-off of property, plant and equipment	—	80	—	1,283	—	1,363
Permanent impairment loss on equity method investments	5,949	—	—	(52)	—	5,897
Equity in losses of affiliates	57,396	(123)	—	(10)	(60,848)	(3,585)
Foreign currency transaction loss, net	(70,942)	52,739	(65)	7,249	—	(11,019)
Deferred income taxes	19,054	—	—	—	—	19,054
Changes in operating assets and liabilities:
Accounts receivable	—	(1,954)	(38)	(1,308)	1,341	(1,959)
Prepaid and other assets	24	204	(1)	8	—	235
Accrued interest	27,983	(14,600)	(228)	778	—	13,933
Inventories	—	67	(13)	—	—	54
Suppliers	13	(10,709)	(302)	(34)	(1,401)	(12,433)
Accrual for contingencies	(6,873)	674	141	(18)	—	(6,076)
Taxes payable other than income taxes	3,878	(3,343)	244	(130)	—	649
Tax recovery program – PAES/REFIS	3,922	3,699	—	—	—	7,621
Current income taxes	—	—	328	—	—	328
Accrued payroll and related liabilities	—	469	6	(65)	—	410
Advances received from subscribers	—	2,670	(4)	—	—	2,666
Judicial deposits	—	4,269	(29)	1	—	4,241
Other	(60)	1,163	(132)	(5)	(89)	877
Net cash (used in) provided by operating activities	1,405	8,825	431	115	(149)	10,627

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(11,152)	(56)	(15)	—	(11,223)
Split-off	—	14	—	(14)	—	—
Loans to related companies	(19,467)	—	(1,267)	—	20,734	—
Repayment of loans to related	133,973	230	1,198	(50)	(135,210)	141
Net cash used in investing activities	114,506	(10,908)	(125)	(79)	(114,476)	(11,082)

Cash flows from financing activities:
Bank loans	—	24,560	—	—	—	24,560
Loans from shareholders	15,904	68,258	—	18	(20,526)	63,654
Repayment of program PAES/REFIS	—	(1,394)	—	—	—	(1,394)
Repayments of loans from shareholders	(14,708)	(164,716)	—	(53)	135,168	(44,309)
Repayments of loans from banks	(5,784)	(37,109)	—	(85)	—	(42,978)
Net cash provided by financing activities	(4,588)	(110,401)	—	(120)	114,642	467

Effect of exchange rate changes	(111,254)	112,502	(269)	7	(17)	969

Net increase (decrease) in cash and cash equivalents	69	18	37	(77)	—	47
Cash and cash equivalents at beginning of the period	26	110	24	85	—	245
Cash and cash equivalents at end of the period	$95	$128	$61	$8	$—	$292

********

CCS – CAMBORIÚ CABLE SYSTEM

TELECOMUNICAÇÕES LTDA.

Financial Statements for the Years Ended

December 31, 2005, 2004 and 2003 and

Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Independentes

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

INDEX TO FINANCIAL STATEMENTS

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

São Paulo – SP - Brasil

We have audited the accompanying balance sheets of CCS – CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA. (the “Company”) as of December 31, 2005 and 2004, and the related statements of operations, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil

July 10, 2006

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Balance Sheets

December 31, 2005 and 2004
(in thousands of U.S. dollars)

	December 31,
	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$810	$689
Accounts receivable	25	—
Inventories	97	86
Prepaid and other assets	681	3
Recoverable taxes	256	265

Total current assets	1,869	1,043

Property, plant and equipment, net (Note 5)	2,077	2,083
Deferred income taxes (Note 4)	111	119
Loans to related companies (Note 3)	187	146
Judicial deposits	414	263

Total assets	$4,658	$3,654

The accompanying notes are an integral part of the financial statements

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Film suppliers	$139	$230
Other suppliers	40	40
Taxes payable other than income taxes	149	105
Accrued payroll and related liabilities	23	13
Income taxes payable	307	328
Other accounts payable	887	172

Total current liabilities	1,545	888

Long-term liabilities
Taxes payable other than income taxes	633	302
Provision for claims (Note 10)	142	267

Total long-term liabilities	775	569

Shareholders’ equity
Common stock, no par value, 2,248,712 shares authorized, issued and outstanding (Note 6)	1,860	1,860
Accumulated other comprehensive loss	(157)	(298)
Accumulated income	635	635

Total shareholders’ equity	2,338	2,197

Total liabilities and shareholders’ equity	$4,658	$3,654

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Operations

for the years ended December 31, 2005 , 2004 and 2003
(in thousands of U.S. dollars)

	Year ended December 31,
	2005	2004	2003
Gross revenues
Monthly subscriptions	$3,556	$2,447	$2,069
Installation	32	26	42
Additional services	69	45	15
Taxes on revenues	(527)	(357)	(314)

	3,130	2,161	1,812
Direct operating expenses (excluding depreciation stated separately below)
Payroll and benefits	65	32	38
Programming	1,058	834	614
Other costs	206	224	311

	1,329	1,090	963
Selling, general and administrative expenses
Payroll and benefits	70	52	174
Advertising and promotion	20	12	12
Other selling, general and administrative expenses	147	149	137

	237	213	323

Depreciation	308	261	276

Operating income	1,256	597	250

Interest income	(51)	(223)	(257)
Interest expense	343	63	39
Foreign currency transaction (gain) loss, net	10	(63)	(65)
Other nonoperating expense, net	40	—	—

Income before income taxes	914	820	533

Income tax expense – current (Note 4)	305	304	328
Income tax (benefit)– deferred (Note 4)	8	(119)	—

Net income	$601	$635	$205
Other comprehensive income (loss) - Foreign currency translation adjustment	(141)	(1,151)	(509)
Comprehensive income	$742	$1,786	$714

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2005, 2004 and 2003

(in thousands of U.S. dollars)

			Other
	Common	Accumulated	Comprehensive
	Stock	Deficit	Loss	Total

Balance as of December 31, 2002	$4,012	$83	$(1,958)	$2,137

Foreign currency translation adjustment, net of tax of $0	—	—	509	509

Net income	—	205	—	205

Balance as of December 31, 2003	4,012	288	(1,449)	2,851

Foreign currency translation adjustment, net of tax of $0	—	—	1,151	1,151

Capital distribution	(2,152)	(288)	—	(2,440)

Net income	—	635	—	635

Balance as of December 31, 2004	1,860	635	(298)	2,197

Foreign currency translation adjustment, net of tax of $0	—	—	141	141

Dividends	—	(601)	—	(601)

Net income	—	601	—	601

Balance as of December 31, 2005	$1,860	$635	$(157)	$2,338

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Cash Flows

for the years ended December 31, 2005, 2004 and 2003
(in thousands of U.S. dollars)

	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$601	$635	$205

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	308	261	276
Provision for doubtful accounts (Note 10)	19	21	43
Provision for claims (Note 10)	(155)	102	153
Foreign currency transaction (gain) loss, net	10	(63)	(65)
Deferred income taxes	(8)	(119)	—
Accrued interest	232	(364)	(228)
Changes in operating assets and liabilities:
Accounts receivable	(59)	(4)	(38)
Prepaid and other assets	(3)	15	(1)
Inventories	(2)	(9)	(13)
Suppliers	(122)	83	(302)
Current income taxes	305	304	328
Taxes payable other than income taxes	(69)	(25)	232
Judicial deposits	(112)	(22)	—
Accrued payroll and related liabilities	8	(1)	6
Other	195	(66)	(165)
Net cash provided by operating activities	1,148	748	431
Cash flows from investing activities:
Purchases of property, plant and equipment	(131)	(87)	(56)
Loans to related companies	6	(7)	(1,267)
Repayments of loans to related companies	—	1,302	1,198
Net cash provided by (used in) investing activities	(125)	1,208	(125)
Cash flows from financing activities:
Repayment of program PAES/REFIS	(56)	(73)	—
Capital Distribution	—	(940)	—
Dividends paid	(674)	(576)	—
Net cash (used in) financing activities	(730)	(1,589)	—
Effect of exchange rate changes on cash and cash equivalents	(172)	261	(269)
Net increase in cash and cash equivalents	121	628	37
Cash and cash equivalents at beginning of year	689	61	24
Cash and cash equivalents at end of the year	$810	$689	$61

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.                                      The Company and its principal operations

CCS – Camboriú Cable System Telecomunicações Ltda. (the “Company”) renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriú. The Company’s operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

2.                                      Summary of significant accounting policies

Significant policies followed in the preparation of the financial statements are described below:

2.1.                            Basis of presentation

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”).

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2.                            Accounting records

As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (“real”). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3.                            Currency remeasurement

On January 1, 2000, Tevecap S.A. (“Tevecap”), parent company of the Company’s major shareholder TVA Sul Paraná Ltda., changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of Tevecap, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was performed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

2.4.                            Cash and cash equivalents

Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.5.                            Financial instruments

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

•                  The fair value of current financial assets and liabilities, including cash and cash equivalents, accounts receivable, other accounts receivable, accounts receivable from related parties, film suppliers, and other accounts payable approximates their respective carrying value due to their short-term nature.

•                  The fair value of loans to and from related companies approximates their respective carrying value as interest on these loans is at market rates.

2.6.                            Accounts receivable

Allowance for doubtful accounts is recorded based on an analysis of historical losses, on the knowledge and monitoring of the individual situation of its customers and of the canceling of pay TV subscribers, and is considered sufficient to cover possible losses on the realization of credits.

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

2.8.                            Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 5.

2.9.                            Recoverability of long-lived assets to be held and used

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2005, 2004 and 2003.

2.10.                     Revenue recognition

Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

Other revenues are recognized as services are rendered.

2.11.                     Advertising and promotion costs

Costs of advertising and promotion are expensed as incurred

2.12.                     Deferred income taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13                        Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operation.

2.14                        Reclassifications

Certain prior years’ amounts have been reclassified for comparative purposes.

3.                                      Related party transactions

The following tables summarize the transactions between the Company and related parties as of December 31, 2005 and 2004:

	December 31,
	2005	2004
TVA Sul Paraná Ltda. (parent company) Loans receivable	$187	$146

The Company and its related parties maintain a cash management system centralized at TVA Sul Paraná Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in Reais and subject to variable interest of 2.04% per month as of December 31, 2005 (2.02% per month as of December 31, 2004 and 1.96% per month as of December 31, 2003). These loans do not have defined maturity dates.

4.                                      Income taxes

Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. A valuation allowance has not been established against the net deferred tax asset (primarily consisting of provisions) as management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a benefit has been recognized for the Company’s net operating income and other deferred tax assets. As of December 31, 2005 and 2004, the Company had no net operating loss carryforwards.

The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:
Provision for claims	4	59
Other	107	60

Total gross deferred tax asset	111	119

The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

	2005	2004	2003

Income (loss) before income taxes	$914	$820	$533
Statutory income tax rate	34%	34%	34%
Computed income tax expense (benefit)	311	278	181
Deductible devaluation loss for Brazilian statutory purposes	(4)	1	13
Other	6	(17)	57
Change in valuation allowance	—	(77)	77

Income tax expense per statements of operations	$313	$185	$328

5.                                      Property, plant and equipment, net

As of December 31, 2005 and 2004, property, plant and equipment were comprised of:

	Annual
	Depreciation	December 31,
	Rate	2005	2004
	%
Reception equipment	20	$965	$662
Cable plant	10	906	769
Machinery and equipment	10	253	325
Decoders	10	137	115
Leasehold improvements	25	6	5
Building	4	2,517	2,220
Furniture and fixtures	10	54	47
Vehicles	20	49	43
Software	20	12	10
Other		8	6
Accumulated depreciation		(2,830)	(2,119)
		$2,077	$2,083

6.                                      Shareholder’s equity

Common stock as of December 31, 2005 and 2004 was comprised of:

	2005		2004
	$	Shares	$	Shares

Construtora ENE ESSE Ltda.	$744	899,485	$744	899,485
TVA Sul Paraná Ltda.	1,116	1,349,227	1,116	1,349,227

	$1,860	2,248,712	$1,860	2,248,712

7.                                      Loan guarantees

In November 1996, Tevecap, the Company’s parent company, issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap’s direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. repurchased 80.79% of these Notes.

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, for new 12.625% Senior Notes due 2009. On December 21, 2004, Tevecap completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749. On November 7, 2005, an exchange offer proposal was filed with SEC (US-Securities and Exchange Commission) for the residual balance in the amount of $ 7,008 the conditions for this renegotiation were similar to those determined on October 13, 2004. On September 13, 2005, Tevecap paid $ 265 to the creditors for which renegotiation had not been made. This amount is available to the creditors in an account of the depositary bank, JP Morgan Trust Bank. The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap, including the Company.

8.                                      Litigation contingencies

Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has provided for losses on all cases where, based on opinion of management and external legal counsel, the likelihood of loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

9.                                      Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2005, contributions made by the Company to the Health Care Plan amounted to $10 ($7 in 2004 and $7 in 2003).

10.                               Supplementary information - valuation and qualifying accounts and reserves

	Deferred	Provision
	Taxation	for	Provision
	Valuation	Doubtful	for
	Allowance	Accounts	Claims
Balance as of December 31, 2002	$—	$62	$12
Additions	77	—	153
Deductions	—	35	—
Balance as of December 31, 2003	77	97	165
Additions	—	21	102
Deductions	(77)	—	—
Balance as of December 31, 2004	—	118	267
Additions	—	19	—
Deductions	—	—	(155)
Effect of exchange rate	—	17	30
Balance as of December 31, 2005	$—	$154	$142

11.                               Recent accounting pronouncements

In November 2004, the FASB issued SFAS 151 “Inventory Costs – an Amendment of ARB No.43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS 153 “Exchange of Nonmonetary Assets – an Amendment of APB Opinion No.29”. This statement addresses the measurement of exchanges of nonmonetary assets by eliminating the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replacing it with an exception for exchanges that do not have commercial substance. The Company will apply this statement, if applicable, from fiscal periods beginning after June 15, 2005.

In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”, which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact on the financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

* * * * * * *

GLOSSARY

Abril Comunicações:  Abril Comunicações S.A.

Abril Credit Facility:  A revolving credit facility, dated December 6, 1995, between us, as the borrower, and Editora Abril, as the lender.

ADSL:  Asymmetrical Digital Subscriber Line.

ANATEL:  National Telecommunications Agency (Agência Nacional de Telecomunicações), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

Average Revenue per User (ARPU):  Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

BBC:  British Broadcasting Corporation.

C-Band:  A satellite transmission system which provides a signal on the “c” bandwidth.

Cable:  A cable network employs electromagnetic transmission over coaxial and/or fiber optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers’ television sets. Networks may allow one-way (from a head end to a residence and/or business) or two-way transmission from a head end to a residence and/or business with a data return path for the head end.

Cable License:  A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing cable services for a specific franchise/license area.

Cable Modem:  A type of modem designed to operate over cable television infrasturcture.

CADE:  Conselho Administrativo de Defesa Econômica (Brazilian Antitrust Authority).

Carriers:  Companies offering telephone and data communcations between points in a state or country.

Celesc:  Centrais Elétricas de Santa Catarina.

Central Bank:  Central Bank of Brazil (Banco Central do Brasil).

Churn:  With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

CMTS:  Cable Modem Termination System.

Coaxial Cable:  Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

Company:  Tevecap, together with our consolidated subsidiaries.

Copel:  Companhia Paranaense de Energia Elétrica.

CPCT:  Centrais Privadas de Comutação Telefônica, certain private telephone networks comparable to private branch exchanges, or PBX, found in larger apartment complexes, hotels and businesses in the United States.

CVM:  Comissão de Valores Mobiliários (Brazilian Securities Commission)

DBS:  Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

Decoder:  A device or program that translates encoded messages so that the original information can be retrieved.

DHCP:  Dynamic Host Configuration Protocol, used for assigning dynamic IP addresses to devices on a network.

DirecTV:  Brazil’s first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

DISTV:  The distribution of television signals by physical means (i.e., by cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

DOCSIS:  Data Over Cable Services Interface Specification; a technology that defines interface requirements for cable modems involved in high-speed data distribution over cable television system networks.

DTH:  Direct To Home.

ECAD:  Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office), an entity authorized to enforce copyright laws relating to musical works.

Editora Abril:  Editora Abril S.A., a Brazilian corporation controlled by Robert Civita.

ESPN Brasil:  Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc., with equity provided by ABC, Hearst and Globo.

Ethernet Technology:  A local area network technology which supports high data transfer rates.

Event Put:  A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril Comunicações) may, in certain circumstances, demand that we purchase all or a portion of our shares.

Falcon International:  Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

Falcon Time Put:  A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that we purchase all or a portion of the shares held by Falcon International.

Fiber Optic Cable:  Cable made of glass fibers through which signals are transmitted as pulses of light. Fiber optic cable has the capacity for a large number of channels.

Financial Statements:  The audited financial statements of Tevecap and our subsidiaries and the notes thereto included herein.

Galaxy Brasil:  Galaxy Brasil S.A., a former wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

Galaxy Latin America: Galaxy Latin America, LLC.

Globo:  Globopar and TV Globo, the owners of a number of Brazil’s over the air channels.

Globopar:  Globo Comunicações e Participações Ltda.

Guarantors:  TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and CCS Camboriú Cable System de Telecomunicações Ltda.

HABC II:  Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership held a 15.3% equity interest in Tevecap until December 2003.

Head End:  A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines. Signals, when processed, are then combined for distribution within the Cable network.

Hearst:  The Hearst Corporation.

Homes Passed:  Homes that can be connected to a Cable distribution system without further extension of the distribution network.

IBGE:  Instituto Brasileiro de Geografia e Estatística.

ICMS:  Imposto sobre Circulação de Mercadorias e Serviços (State Value-added Tax).

IDC:  Internet Data Center.

IGP-M:  Índice Geral de Preços de Mercado (General Market Price Index).

INPC:   Índice Nacional de Preços ao Comsumidor (National Consumer Price Index).

Interactive Services:  Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

IP:   Internet protocol.

ISS:  Imposto sobre Serviços (Sales tax on operations relating to the provision of goods and services).

JPM:  JPMorgan Partners LLC, an affiliate of JPMorgan Chase Bank which holds a 3.7% interest in us through two wholly owned subsidiaries.

JPMorgan Parties:  Two wholly owned subsidiaries of JPM through which JPM holds its equity interest in Tevecap.

Ku-Band:  A satellite transmission system which provides a signal over the “ku” bandwidth.

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

MSO:  Multiple Service Operator.

News Corporation:  News Corporation plc.

NLOS:  Non-line of sight.

NOC:  Network Operations Center, the command and control center for our network.

OSS:  Operating Support System.

PAES:  Federal Tax Financing Program (Special installment program).

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

POP:  Point of Presence.

QoS:  Quality of Service.

Real Plan:  A Brazilian government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

REFIS:  Government’s Tax Recovery Program.

Regulatory Put:  A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril Comunicações) exceeds the amount allowed under an appropriate legal restriction.

SAP:  Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

SCM:  Serviço de Comunicação Multimídia.

Securities Act:  United States Securities Act of 1933, as amended.

Senior Notes: our 12 5/8% Senior Notes due 2009.

Si@:  Sistema Integrado de Assinaturas (Integrated Subscription System).

SLA:  Service Level Agreement.

STFC:  Serviço Telefônico Fixo Comutado.

Stockholders:  Tevecap, Robert Civita, Abril Comunicações, the JPMorgan Parties and Falcon International.

Stockholders Agreement:  Stockholders Agreement, dated December 6, 1995, among the Stockholders.

Telecommunications Code:  The Brazilian Telecommunications Code of 1962, as amended.

Tevecap:  Tevecap S.A.

TJLP: Taxa de juros de longo prazo (Long term interest rate).

TV Homes:  The number of households in a given area possessing at least one television set.

TV Show Time:  Televisão Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril Comunicações shareholders.

TVA:  Tevecap S.A. and its consolidated subsidiaries and affiliates.

TVA Brasil:  TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril Comunicações shareholders.

TVA Sistema:  TVA Sistema de Televisão S.A., a Brazilian corporation in which we hold a 100% equity interest.

TVA Sul:  The operations of TVA Sul Paraná Ltda., a Brazilian limitada in which we hold a 100% equity interest, and CCS-Camboriú Cable System de Telecomunicações Ltda., a Brazilian limitada in which TVA Sul Paraná Ltda. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

UHF:  Broadcast of a television signal at an ultra-high frequency over a given geographical area.

VOD: Video on Demand.

VoIP:  Voice over Internet Protocol.

WiMAX:  Worldwide Interoperability for Microwave Access.