Form 20-F
period 2006-12-31
TEVECAP S A; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA PARANA LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA COMMUNICATIONS LTD; TVA SISTEMA DE TELEVISAO S A
filed 2007-07-11
CIK 1034029, 1034038, 1034036, 1034035, 1034032, 1034031

As Filed with the Securities and Exchange Commission on July 11, 2007.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

12-5/8% Senior Notes due 2009 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and CCS Camboriú Cable System de Telecomunicações Ltda.

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

YES   ☐       NO ☒

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17  ☐  ITEM 18  ☒

i

EXPLANATORY NOTE

Presentation of Certain Information

This Annual Report on Form 20-F for the year ended December 31, 2006 is referred to herein as the Annual Report.

Tevecap S.A., which we refer to as Tevecap and, together with our subsidiaries, TVA or the Company, is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil.  Unless the context otherwise requires, “we,” “our,” or “us” refers to TVA.  Our accounts, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in Note 2.3 of our consolidated financial statements, or the Tevecap Financial Statements and, together with the financial statements of CCS Camboriú Cable System de Telecomunicações Ltda. included in this Annual Report, the Financial Statements.  Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2006 of R$2.1380 = U.S.$1.00.  Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date.  See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto.  All references in this Annual Report to (i) ”U.S. Dollars,” “dollars,” or “U.S.$” are to United States dollars and (ii) “reais,” “real” or “R$” are to Brazilian reais.

Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatística, or IBGE and our knowledge of our markets.  There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census.  Unless otherwise indicated, references to the number of our subscribers are based on our data as of December 31, 2006.  Data concerning total MMDS and cable subscribers and penetration rates represent estimates made by us based on the data of Pay TV Survey, Associação Brasileira de Telecomunicações por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, our knowledge of our pay television systems and public statements of other Brazilian pay television providers.  Although we believe such estimates are reasonable, no assurance can be made as to their accuracy.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data presented herein as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report.  The selected financial data as of December 31, 2004, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 have been derived from our audited financial statements that are not included elsewhere in this Annual Report.

On October 29, 2006, we, TVA Sistema, Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A., Abril Comunicações (our shareholder) and certain entities affiliated with Abril Comunicações entered into certain convergence and sale agreements with Telecomunicações de São Paulo S.A.-Telesp (an affiliate of Telefonica, the Spanish telecommunications concern), including an interim operating agreement for the period up to the approval of the transaction.  Under these agreements, we expect to transfer all of our MMDS licenses and operations to a company to be owned by Telesp and to transfer our Cable operations and licenses (other than those related to CCS Camboriú Cable System de Telecomunicações Ltda., a Cable operator in the city of Camboriú, in which we hold a 60% equity interest) to certain entities to be owned by a joint venture company formed between Telesp and certain affiliates of Abril Comunicações.  The transaction was structured such that upon consummation Telesp will become the owner of a minority stake in the Cable entities, within the limits set forth in applicable regulations and in Telesp’s concession agreement for telephony services, while certain affiliates of Abril Comunicações will continue to have a majority stake in the Cable entities.  We may also transfer CCS Camboriú under the agreements described above if we are able to reach an agreement with our minority shareholder in CCS Camboriú regarding such transfer.  The disposition of assets under these agreements is not expected to result in a loss to us.

The closing of the transaction described above is subject to regulatory approvals and certain other conditions precedent, including:  (i) prior approval of ANATEL (the Brazilian National Telecommunications Agency) and (ii) the implementation of a corporate reorganization in order to transfer all target assets free and clear of encumbrances.   In addition, the transaction is also subject to the analysis of CADE (the Brazilian Administrative Council for Economic Defense), Brazil’s federal antitrust authority.  Our agreements with Telesp provide that Telesp and Tevecap will begin to jointly market their telephony, pay television and/or broadband internet and pay television services during the approval process period.

In addition, under our agreements with Telesp, we and our parent company, Abril Comunicações S.A., have assumed responsibility for potential contingencies that may arise after the sale of the operations described above relating to periods prior to the consummation of the sale.

On December 28, 2006, Telesp made an advance payment to us in the amount of U.S.$93.5 million (R$200.0 million).   In addition, Telesp has granted us a line of credit of up to U.S.$52.6 million (R$112.5 million) for capital expenditure purposes, of which we have already borrowed U.S.$38.4 million (R$82.0 million) as of June 30, 2007.  In the event the transaction does not close, we are obligated to return by April 30, 2008 the advance payment and any amounts borrowed under the line of credit together with, in each case, interest accrued thereon at the rate of 103% of the CDI rate (the interbank certificate of deposit rate in Brazil) from the date of the determination that the transaction will not close.  Our obligation to repay these amounts was guaranteed by a pledge of our Cable networks.  In addition, our operating agreements with Telesp will terminate on July 31, 2007 in the event the transaction does not close.

The Senior Notes are not being transferred under the above agreements and will remain obligations of ours together with the following liabilities:  (i)  U.S.$119.1 million in obligations with respect to transactions with related companies (see note 6 to the Tevecap Financial Statements), (ii) U.S.$31.2 million in provisions for fiscal contingencies (see note 17 to the Tevecap Financial Statements) and (iii) US$59.5 million in deferred tax liabilities (see note 7.2 to the Tevecap Financial Statements).

Our direct and indirect subsidiaries TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and CCS Camboriú Cable System de Telecomunicações Ltda. are Guarantors of our Senior Notes.   We expect that as a result of our transaction with Telesp, substantially all of the assets of TVA Sistema de Televisão S,A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. (other than TVA Sul Paraná’s equity interests in CCS Camboriú Cable System de Telecomunicações Ltda.), will be transferred to the purchasers under the above agreements, although Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. will not continue to be Guarantors under the Senior Notes.  Our management is analyzing the effects of the transaction as a whole on the Senior Notes and firmly expects that, following the consummation of the transaction, we will continue to honor our payment obligations under the Senior Notes.

As a result of this anticipated disposition and the materiality of the operations being transferred, we have classified the operations being transferred as “Discontinued Operations,” the selected financial data of which is discussed separately under “Selected Financial and Other Data – Discontinued Operations” below.  For more information on this transaction, see Item 4, “Information on the Company” and note 20 to the Tevecap Financial Statements included in this Annual Report.

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

SELECTED FINANCIAL AND OTHER DATA – CONTINUED OPERATIONS

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of US$ unless otherwise stated)
Consolidated Statement of Operation:
Gross revenues
Monthly subscriptions	$4,518	$3,556	$2,447	$3,241	$4,139
Installation	51	32	26	50	81
Advertising	107	110	16	609	158
Additional services (a)	102	69	45	291	637
Taxes on revenue (b)	(706)	(519)	(367)	(482)	(550)
Net revenue	4,072	3,248	2,167	3,709	4,465
Direct operating expenses (c)	1,422	1,329	1,090	1,861	3,387
Selling, general and administrative expenses	1,656	948	766	1,774	752
Depreciation	579	161	195	1,012	1,138
Amortization	238	430	428	410	400
Other operating expense, net	4,609	341	216	—	—
Income (loss) from operations	(4,432)	39	(528)	(1,348)	(1,212)
Interest income	(1,190)	(523)	(367)	(1,503)	(1,114)
Interest expense	25,108	22,977	16,252	10,860	11,273
Foreign Currency transaction (income) loss, net	(3,819)	(6,157)	(3,496)	(9,549)	23,321
Other nonoperating expenses (income), net	—	—	(8,443)	6,414	74
Loss before income taxes, equity in affiliates and minority interest	(24,531)	(16,258)	(4,474)	(7,570)	(34,766)
Equity in (losses of) affiliates, net (d)	—	—	468	(3,585)	6,338
Minority interest	341	240	255	82	64
Loss from continuing operations before income taxes	(24,872)	(16,498)	(5,197)	(4,067)	(41,168)
Income tax from continuing operations - current	493	308	304	328	79
Income tax from continuing operations – deferred	8,613	27,424	8,866	19,054	—
Loss from continuing operations	(33,978)	(44,230)	(14,367)	(23,449)	(41,247)
Discontinued operations
Income (loss) from discontinued operations, before income taxes	5,326	(18,782)	(5,276)	(16,550)	(30,169)
Income taxes on discontinued operations	(962)	(314)	—	—	—
Income (loss) from discontinued operations	4,364	(19,096)	(5,276)	(16,550)	(30,169)
Net loss	(29,614)	(63,326)	(19,643)	(39,999)	(71,416)

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of US$ unless otherwise stated)

Other data:

Purchase of property, plant and equipment	161	26,583	13,608	11,223	11,195

Ratio of earnings to fixed charges (e)	—	—	—	—	—

Select Operating Data:
Pay TV
Number of Subscribers (f)	11,330	10,535	9,802	9,070	9,334
Average monthly revenue per Subscriber (g)	$37.71	$32.16	$26.60	$22.04	$14.86

Consolidated Balance Sheet Data:
Cash and cash equivalents	1,754	9,753	1,368	292	245
Current assets held for sale	135,647	—	—	—	—
Property, plant and equipment, net	2,352	71,898	68,220	76,317	76,907
Total assets	246,932	118,853	102,564	107,931	111,475
Liabilities directly associated with current assets held for sale	97,113	—	—	—	—
Loans payable to related companies	119,122	68,196	49,634	39,712	12,117
Long-term liabilities	240,417	231,175	152,084	69,380	86,298
Redeemable common stock	—	30,380	27,599	24,201	99,365
Total shareholders’ deficiency	216,067	199,655	120,317	89,431	119,618

Notes to Selected Financial and Other Data

(a)          Includes revenues (such as cable modem fee, frequencies lease, wholesale and technical assistance).

(b)         Represents various non-income based taxes paid on certain of our gross revenue items with rates ranging from 3.65% to 15.15%.

(c)          Represents costs directly related to the subscriber base and new installations evolution.

(d)         Represents our pro rata share of the Net loss or income of our equity investments and minority interest.

(e)          For the five years ended December 31, 2006, earnings were insufficient to cover fixed charges by U.S.$24,531 U.S.$16,259, U.S.$4,475, U.S.$7,570 and U.S.$34,766, respectively.  In calculating the Ratio of earnings to fixed charges, earnings represents pre-tax Net loss from continuing operations before minority interest, Equity income in (losses of) affiliates, plus fixed charges.

(f)            Represents the number of subscribers as of the last day of each period.

(g)         Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

SELECTED FINANCIAL AND OTHER DATA – DISCONTINUED OPERATIONS

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of US$ unless otherwise stated)
Monthly subscriptions revenues	$150,353	$123,085	$91,616	$80,553	$78,999
Installation revenues	2,713	2,053	964	1,160	1,018
Advertising revenues	5,037	3,534	1,833	1,976	1,466
Additional services revenues (a)	9,767	6,725	6,151	3,491	3,270
Taxes on revenue (b)	(23,842)	(19,466)	(14,026)	(12,556)	(11,894)
Direct operating expenses (c)	(47,207)	(42,670)	(36,116)	(35,358)	(40,575)
Selling, general and administrative expenses	(47,596)	(47,015)	(24,101)	(19,575)	(17,906)
Depreciation	(25,197)	(23,146)	(19,634)	(17,482)	(20,103)
Amortization	(3,508)	(5,800)	(4,099)	(4,778)	(6,376)
Other operating expenses, net	(986)	(6,587)	(3,096)	(3,671)	(4,281)
Interest income	1,566	487	333	8	594
Interest expense	(16,140)	(10,205)	(5,165)	(7,274)	(5,668)
Foreign Currency transaction income (loss), net	366	223	64	1,469	(8,199)
Other nonoperating income, net	—	—	—	(4,513)	(514)
Income tax expense	(962)	(314)	—	—	—
Income (loss) from discontinued operations	4,364	(19,096)	(5,276)	(16,550)	(30,169)

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of US$ unless otherwise stated)
Select Operating Data:
Pay TV
Number of Subscribers (d)	315,950	290,040	283,746	275,120	291,287
Average monthly revenue per Subscriber (e)	$39.25	$35.51	$29.67	$25.61	$21.44
Internet Broadband - Residential
Number of Subscribers (d)	58,159	42,202	28,410	18,773	14,116
Average monthly revenue per Subscriber (e)	$30.64	$30.73	$28.31	$27.39	$21.65
Internet Broadband – SOHO
Number of Subscribers (d)	3,739	2,174	1,780	1,410	839
Average monthly revenue per Subscriber (e)	$151.87	$185.79	$167.56	$161.12	$162.59

Notes to Selected Financial and Other Data

(a)          Includes revenues (such as cable modem fee, frequencies lease, wholesale and technical assistance).

(b)         Represents various non-income based taxes paid on certain of our gross revenue items with rates ranging from 3.65% to 15.15%.

(c)          Represents costs directly related to the subscriber base and new installations evolution.

(d)         Represents the number of subscribers as of the last day of each period.

(e)          Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

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

	Exchange Rates of reais per U.S.$1.00
	Low	High	Average(1)	Period End
Year Ended:

December 31, 2002	2.2709	3.9552	2.9236	3.5333
December 31, 2003	2.8219	3.6623	3.0783	2.8892
December 31, 2004	2.6544	3.2051	2.9262	2.6544
December 31, 2005	2.1633	2.7621	2.4352	2.3407
December 31, 2006	2.0586	2.3711	2.1761	2.1380

Month Ended:

January 31, 2007	2.1247	2.1556	2.1385	2.1247
February 28, 2007	2.0766	2.1182	2.0963	2.1182
March 31, 2007	2.0504	2.1388	2.0882	2.0504
April 30, 2007	2.0231	2.0478	2.0320	2.0339
May 31, 2007	1.9289	2.0309	1.9816	1.9289
June 30, 2007	1.9047	1.9638	1.9319	1.9262

(1)  Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank.

On July 10, 2007, the Commercial Market rate (sell) as reported by the Central Bank was R$1.8947 per U.S.$1.00.

For a description of certain applicable exchange controls, see Item 10, “Additional Information—Exchange Controls.”  See also Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

The following discussion is based on our operations as of December 31, 2006 and is qualified in its entirety by reference to the convergence and sale agreements entered into as of October 29, 2006, by us, TVA Sistema, Comercial Cabo TV São Paulo S.A ., TVA Sul Paraná S.A., Abril Comunicações (our shareholder), certain entities affiliated with Abril Comunicações and Telecomunicações de São Paulo S.A.-Telesp (an affiliate of Telefonica, the Spanish telecommunications concern) pursuant to which, subject to regulatory approvals and other conditions precedent, we have agreed to transfer substantially all of our operating assets to certain entities controlled by Telefonica and certain affiliates of Abril Comunicações.  We expect that our gross revenues will significantly decrease as a result of this transaction.  For more information on this transaction, see Item 3, “Key Information—Selected Financial Data,” Item 4, “Information on the Company” and note 20 to the Tevecap Financial Statements included in this Annual Report.

Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

In the event our transaction with Telesp is consummated, substantially all of our assets, including substantially all of the assets of the Guarantors, will be transferred to entities that are not obligors of our Senior Notes.

Our Senior Notes are obligations of Tevecap S.A. and are guaranteed by our Guarantors (TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and CCS Camboriú Cable System de Telecomunicações Ltda.).  We expect that as a result of our agreements with Telesp, substantially all of the assets of TVA Sistema de Televisão S,A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. (other than TVA Sul Paraná’s equity interests in CCS Camboriú Cable System de Telecomunicações Ltda.), will be transferred to the purchasers under these agreements.  As a result, following the consummation of our transaction with Telesp, we expect that our gross revenues will significantly decrease, and investors will have no recourse to the assets being transferred, or the cash flow generated by these assets.

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

Over the past three years, we have pursued a strategy of reduction of the number of unprofitable customers, allowing us to improve the programming and customer service that we are able to provide to profitable customers.  In 2004 our pay television subscriber base returned to growth, with a 3% increase during the year (7% in our cable operations in São Paulo), while the broadband internet customer base grew by 51% (71% in São Paulo).  This growth continued in 2005 and 2006, with a growth of 2.5% and 8.9%, respectively, in our pay television subscriber base and a growth of 47% and 38%, respectively, in our internet customer base.  In order for us to sustain our business operations and prospects, we must continue to experience growth in the ensuing years.  We cannot assure you that we will experience growth in our subscriber base, or that the rate of growth will be sufficient to allow us to continue our operations.

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

We had approximately U.S.$81.3 million of net consolidated indebtedness to unaffiliated third parties as of December 31, 2006.  As of the same date, we had current assets of approximately U.S.$138.1 million and current liabilities of approximately U.S.$221.8 million, resulting in negative working capital of approximately U.S.$83.7 million.   In the event our transaction with Telesp is not consummated, we may not be able to repay our debts, implement our business strategy or obtain financing for working capital or investments or other purposes.  Furthermore, our indebtedness may limit our ability to implement strategies or adapt to market changes, such as downturns in economic activity, which would adversely affect our ability to face those competitors of lower leverage, resulting in adverse effects on our financial condition and results of operations.

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

Tevecap’s operations are conducted through, and substantially all of Tevecap’s assets are owned by, Tevecap’s direct and indirect subsidiaries.  In the event our transaction with Telesp is not consummated, the ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise).  In addition, the ability of Tevecap’s subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject.  In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, their net profits exceed accumulated losses.  In addition, the property and assets (including receivables) of certain of Tevecap’s subsidiaries have, and may in the future have, liens placed upon them pursuant to existing and future financings.

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

For VoIP services, we presently compete with fixed line telephony carriers, including Telecomunicações de São Paulo S.A. – Telesp in the State of São Paulo and Telemar Norte Leste S.A. in the State of Rio de Janeiro, in addition to other pay television and broadband internet service providers.

Some of our competitors have greater financial resources than we do.  In addition, further consolidation among our competitors may increase the economies of scale of certain of our competitors.  As a result, we cannot assure you that we will be able to compete successfully, which could adversely affect our business and results of operations.

Existing and future technological developments may allow new competitors to emerge.

Technology in the communications industry is subject to rapid and significant change.  Technological advances could require us to expend substantial financial resources to develop or implement new technologies or to upgrade our existing equipment in order to ensure that our existing equipment and services do not become obsolete.  We may not have sufficient financial resources to fund new technology or access new resources.  Our failure to introduce new technology and services as rapidly as those of our competitors could adversely affect our financial condition and results of operations.

We have upgraded our cable and MMDS systems to offer digital services and believe that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of our pay television business.  Although we believe that our recently implemented technological changes have produced and will continue to produce positive results, future technological advances may require us to expend substantial financial resources in the development or implementation of new competitive technologies.

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

The municipalities in which we operate may require us to remove our aerial cables and transfer them underground.  In July 2005, the municipality of São Paulo enacted Municipal Law No. 14,023, requiring that all cables and wire (including the electricity, telecommunications and pay television cables) poles be transferred underground to the extent of 250 kilometers per year.   This law was followed by a regulatory decree stipulating that the burying costs should be borne entirely by the owners of such cable and wire networks.  TVA and other telecommunications and electricity companies intend to challenge, administratively or judicially, as the case may be, the validity of this decree.  Currently, all of our cable network in São Paulo is installed through aerial poles.  In addition, we cannot assure that other municipalities in which we operate will not enact similar laws.  If we are required to transfer a significant portion of our cables underground, our financial condition and results of operations may be adversely affected.

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

The Brazilian economy has been characterized by significant volatility and by frequent and significant interventions by the Brazilian government.  During the 1980s and the beginning of the 1990s, in response to periods of high inflation, recession and fiscal imbalances, the Brazilian government often changed monetary, tax, credit, tariff and other policies to influence the course of Brazil’s economy.  Governmental actions to control inflation and implement other policies have, at times, involved wage and price controls as well as other interventionist measures, such as raising interest rates, freezing bank accounts, imposing capital controls and inhibiting international trade in Brazil.  Changes in policy involving tariffs, exchange controls, regulation and taxation could adversely affect our business and financial results, as could inflation, currency devaluation, social unrest and other political, economic or diplomatic developments, and the Brazilian government’s response to such developments.  In particular, a number of members of the Brazilian Congress and the administration of President Luiz Inácio Lula da Silva are presently under investigation regarding allegations of corruption.  In October 2006, presidential elections were held and President da Silva was re-elected.  We cannot predict what policies will be maintained or adopted by the Brazilian government and whether these policies will negatively affect the Brazilian economy or our results of operations.

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

After the introduction of the Real Plan in 1994, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998.  Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to 9.81% for 2000, and reached 10.40% in 2001 and 26.41% in 2002.  In 2003, 2004, 2005 and 2006 the annual inflation rate was 7.7%, 12.1%, 1.2% and 3.79%, respectively.  Inflation itself and governmental actions taken to combat inflation have in the past had significant negative effects on the Brazilian economy.  Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.  In an effort to control the inflationary pressures derived from the devaluation of the real, the Brazilian government has taken deflationary actions, such as raising interest rates and imposing credit restrictions, which are highly unpopular and may be unsustainable for long periods of time.  Periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian market for television advertising and on our business, condition (financial or other), properties, prospects and results of operations.

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

ITEM 4.  INFORMATION ON THE COMPANY

The following discussion is based on our operations as of December 31, 2006 and is qualified in its entirety by the following information:

On October 29, 2006, we, TVA Sistema, Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A., Abril Comunicações (our shareholder) and certain entities affiliated with Abril Comunicações entered into certain convergence and sale agreements with Telecomunicações de São Paulo S.A.-Telesp (an affiliate of Telefonica, the Spanish telecommunications concern), including an interim operating agreement for the period up to the approval of the transaction. Under these agreements, we expect to transfer all of our MMDS licenses and operations to a company to be owned by Telesp and to transfer our Cable operations and licenses (other than those related to CCS Camboriú Cable System de Telecomunicações Ltda., a Cable operator in the city of Camboriú, in which we hold a 60% equity interest) to certain entities to be owned by a joint venture company formed between Telesp and certain affiliates of Abril Comunicações. The transaction was structured such that upon consummation Telesp will become the owner of a minority stake in the Cable entities, within the limits set forth in applicable regulations and in Telesp’s concession agreement for telephony services, while certain affiliates of Abril Comunicações will continue to have a majority stake in the Cable entities. We may also transfer CCS Camboriú under the agreements described above if we are able to reach an agreement with our minority shareholder in CCS Camboriú regarding such transfer.  The disposition of assets under these agreements is not expected to result in a loss to us.

The closing of the transaction described above is subject to regulatory approvals and certain other conditions precedent, including:  (i) prior approval of ANATEL (the Brazilian National Telecommunications Agency) and (ii) the implementation of a corporate reorganization in order to transfer all target assets free and clear of encumbrances.  In addition, the transaction is also subject to the analysis of CADE (the Brazilian Administrative Council for Economic Defense), Brazil’s federal antitrust authority.  Our agreements with Telesp provide that Telesp and Tevecap will begin to jointly market their telephony, pay television and/or broadband internet and pay television services during the approval process period.

In addition, under our agreements with Telesp, we and our parent company, Abril Comunicações S.A., have assumed responsibility for potential contingencies that may arise after the sale of the operations described above relating to periods prior to the consummation of the sale.

On December 28, 2006, Telesp made an advance payment to us in the amount of U.S.$93.5 million (R$200.0 million).  In addition, Telesp has granted us a line of credit of up to U.S.$52.6 million (R$112.5 million) for capital expenditure purposes, of which we have already borrowed U.S.$38.4 million (R$82.0 million) as of June 30, 2007.  In the event the transaction does not close, we are obligated to return by April 30, 2008 the advance payment and any amounts borrowed under the line of credit together with, in each case, interest accrued thereon at the rate of 103% of the CDI rate (the interbank certificate of deposit rate in Brazil) from the date of the determination that the transaction will not close.  Our obligation to repay these amounts was guaranteed by a pledge of our Cable and MMDS networks.  In addition, our operating agreements with Telesp will terminate on July 31, 2007 in the event the transaction does not close.

The Senior Notes are not being transferred under the above agreements and will remain obligations of ours following the corporate reorganization of the Abril group mentioned above, together with the following liabilities:  (i) U.S.$119.1 million in obligations with respect to transactions with related companies (see note 6 to the Tevecap Financial Statements), (ii) U.S.$31.2 million in provisions for fiscal contingencies (see note 17 to the Tevecap Financial Statements) and (iii) US$59.5 million in deferred tax liabilities (see note 7.2 to the Tevecap Financial Statements).

Our direct and indirect subsidiaries TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and CCS Camboriú Cable System de Telecomunicações Ltda. are Guarantors of our Senior Notes.  We expect that as a result of our transaction with Telesp, substantially all of the assets of TVA Sistema de Televisão S,A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. (other than TVA Sul Paraná’s equity interests in CCS Camboriú Cable System de Telecomunicações Ltda.), will be transferred to the purchasers under the above agreements, although Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. will not continue to be Guarantors under the Senior Notes.  Our management is analyzing the effects of the transaction as a whole on the Senior Notes and firmly expects that, following the consummation of the transaction, we will continue to honor our payment obligations under the Senior Notes.

For more information in respect of the assets and liabilities being transferred under our agreements with Telesp, please refer to Item 3, “Key Information—Selected Financial Data” and note 20 to the Tevecap Financial Statements included in this Annual Report.

A.  History and Development

We are one of the major multiservice telecommunications operators in Brazil.  We provide the following services to our subscribers:

•                  pay television services (through digital and analog MMDS and cable technologies);

•                  broadband internet services; and

•                  VoIP and other telecommunications services.

In 1991 we launched the first pay television service in Brazil and, in 1999, became the first high speed internet services provider in Brazil under the name Ajato.  Today Ajato offers broadband internet access and Editora Abril content to residential and corporate subscribers.  In 2004 we became the first Brazilian pay television operator to offer digital services by launching TVA Digital, our digital pay television service, to our cable subscribers in São Paulo.  In 2005 we digitalized our MMDS network in São Paulo, which permitted the supply of digital service to the city’s entire metropolitan region.  In February and April 2007 we also digitalized our MMDS networks in Rio de Janeiro and Curitiba, respectively.

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

In terms of number of subscribers, according to Pay TV Survey, as of December 31, 2006 we were among the largest terrestrial pay television companies and digital television operators in Brazil, and one of the main broadband internet providers in the country.

Through our digital and analog MMDS and cable networks, we serve both residential and corporate customers.  We offer services in seven cities (São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Foz do Iguaçu, Florianópolis and Balneário Camboriú), with a total population of approximately 26.9 million people as of December 31, 2006.  In Balneário Camboriú, we are the only terrestrial pay television operator.  According to IBGE statistics, the States of São Paulo, Rio de Janeiro and Paraná (the capital of which is Curitiba) alone represented approximately 51% of Brazil’s GDP in 2004.  Residents of these areas have substantially higher average household income, per capita consumption and receptivity to products with technological innovations than the respective national averages.  In addition, the population density in these states is substantially higher than the national average and has a higher concentration of classes with greater purchasing power.  Thus, we believe we are active in the largest and most attractive markets in Brazil.

From 2001 to 2003 we implemented a strategic and financial restructuring, following which we significantly improved our results, increased our profitability and subscriber base and created a new business model with the launch of new products and services focused on the triple-play concept.

We believe that the profitability of our operations in São Paulo, where we operate in the triple play business model, is in line with benchmarks worldwide.  With the recent digitalization of MMDS networks in Rio de Janeiro and Curitiba (and the expected digitalization of our MMDS network in Porto Alegre, where we expect to roll out services in the near future), we expect significant improvements in our profitability through our offer of bundled services and new products to our subscriber base.

We believe that there is high potential for growth in the markets in which we operate because, with the digitalization of our MMDS network in São Paulo (2005), Rio de Janeiro (2007) and Curitiba (2007), we will have a highly competitive product in metropolitan areas with more than 4.5 million class ABC households, of which more than 3.2 million did not have pay television services as of December 31, 2006. In addition, when compared with cable, our MMDS network requires lower infrastructure development and operating costs, while allowing us to supply the same services as cable, plus mobile services.

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

We hope to expand our portfolio of innovative and quality products and services with WiMAX technology, which will add restricted portability and mobility to our video, data and voice services.  In 2006 we tested WiMAX technology in São Paulo, thereby becoming the first company to conduct such tests in Latin America using the IEEE standard 802.16e, which allows the offer of fixed access broadband service with wireless technology.

We believe that MMDS has gained increasing importance as a distribution platform. Our digital MMDS network, together with the use of WiMAX technology, makes it possible to add portability and restricted mobility to the video, voice and data services we already offer.  This should provide a new experience and entertainment concept for our subscribers, as we will be able to offer access to our content in different platforms and terminals (“anytime, anywhere, any device”).  This development of our business model will expand the market of consumers for our services beyond households as a whole and into different consumers in each household.  We also believe that there are significant barriers to entry for new service providers in this segment, including regulatory issues (such as the limited MMDS radiofrequency spectrum available to new providers, especially in São Paulo and Rio de Janeiro, where we hold concessions for the entire MMDS spectrum.

Through our cable and MMDS licenses, we are able to provide multiservices in our major markets until the expiration date of these licenses.  We believe that, as we use the MMDS spectrum in an efficient manner, and satisfy other applicable requirements, we will obtain the renewal of each of our licenses for a further 15 years.  In 2006, we requested renewal of our MMDS licenses (which presently expire in 2009) by ANATEL, together with the permission to supply wireless multiservices with portability and restricted mobility in the 2.5GHZ band of the MMDS spectrum.  To date there has been no final decision of ANATEL on the renewal of our MMDS licenses.  With the renewal of these MMDS licenses, we expect to obtain the first wireless multiservices license in Brazil.

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

During the three years ended December 31, 2006, we incurred capital expenditures of $82.0 million, primarily in connection with the purchase of reception equipment, converters for installation throughout our cable and MMDS systems, other equipment required to upgrade our cable and MMDS networks (including the introduction of digital services in São Paulo) and the increase of our pay television and internet subscriber base.  We estimate that approximately $85.0 million will be required in 2007, principally in connection with the purchase of installation materials and equipment, technological upgrades (including the introduction of digital services in Rio de Janeiro) and the increase of our pay television and internet subscriber base.  We estimate that approximately 85% of these investments are variable (due to growth of the subscriber base and Churn replacement) and that the payback for such investments will occur within a six-month period (for analog services and broadband internet services) or a 12 to 15-month period (for digital services).

On October 29, 2006 we, TVA Sistema, Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A., Abril Comunicações (our shareholder) and certain entities affiliated with Abril Comunicações entered into certain convergence and sale agreements with Telecomunicações de São Paulo S.A.-Telesp (an affiliate of Telefonica, the Spanish telecommunications concern), as described above.  For more information on this transaction, see Item 3, “Key Information—Selected Financial Data” and note 20 to the Tevecap Financial Statements included in this Annual Report.

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

The Brazilian Pay Television Market

Brazil is the largest television and video market in Latin America with an estimated 51.8 million TV Homes which, as of December 31, 2006, watched on average approximately 3.4 hours of television per day.  In residences that have access to free television, pay television, Internet services, newspapers and magazines, pay television is the leader in terms of share of time, with a 24% share, in spite of its relatively recent entry into the market.  Approximately 11 million television sets (10.5 million common television sets and 350,000 plasma and LCD television sets) and 8 million DVD players were sold in Brazil in 2006.

The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in São Paulo (which was followed by the introduction by TVA of MMDS services in São Paulo in 1991).  As of December 31, 2006, there were an estimated 4.5 million pay television subscribers, representing approximately 8.8% of Brazilian TV Homes.  By comparison, as of December 31, 2006, 75% of TV Homes in Argentina, 18.9% of TV Homes in Mexico and 82% of TV Homes in the United States of America subscribed to pay television.  Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and cable systems and through development of nationwide Ku-Band transmission systems.  In addition, management expects that the pay television industry in Brazil will undergo a period of consolidation in the near future due to the failure of the industry to grow as expected since its inception and the need by pay television companies to increase numbers of subscribers and revenue in order to reach or maintain profitability.

Our Services

Pay television

We offer diverse pay television and video services, catering to various audiences in a flexible manner.  We deliver these services through digital and analog MMDS and cable distribution networks.

The following table sets forth information regarding the markets in which we operate pay television systems and distribute programming, as of December 31, 2006:

	Service Launch Date	TV Homes(a)	Class ABC TV Homes(a)	Subscribers	Average Revenue per Month per Subscriber		Pay Television Programming Channels Offered
MMDS:

TVA Sistema
São Paulo (digital & analog)	September 1991	3,042,126	2,472,619	51,530	U.S.$	44.49	10 analog/ 108 digital
Rio de Janeiro	March 1992	1,193,311	1,618,809	64,821	U.S.$	35.36	29

TVA Sul
Curitiba	March 1992	542,620	445,826	4,948	U.S.$	25.69	15

Cable(b):

TVA Sistema
São Paulo (analog & digital)	October 1994	3,042,126	2,472,619	157,724	U.S.$	40.57	69 analog/ 108 digital

TVA Sul
Curitiba	January 1995	542,620	445,826	22,575	U.S.$	38.07	69
Camboriú	June 1996	32,008	26,863	11,330	U.S.$	37.71	61
Foz do Iguaçu	June 1996	85,475	65,043	7,950	U.S.$	26.77	66
Florianópolis	September 1996	127,526	107,707	6,402	U.S.$	34.10	63

Total MMDS and Cable Subscribers				327,280
Subscribers Awaiting Installation				1,004
Total Subscribers				328,284

(a)          This data is based on information provided by Pay TV Survey and IBGE.

(b)         TVA’s cable systems in São Paulo, Curitiba, Camboriú, Foz do Iguaçú and Florianópolis have approximately 668,191, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2006.

MMDS

We operate Brazil’s largest MMDS network and serve the country’s major metropolitan areas.  We own four MMDS licenses and operate MMDS systems in São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, which have an aggregate population of approximately 26.1 million.  As of December 31, 2006, we served 121,299 MMDS subscribers in these cities.  All of our MMDS systems use addressable converters, which allow us to offer tiered pricing options that allow us to attract new customers, retain existing customers and reduce Churn.

In 2005 we launched our digital MMDS service in São Paulo.  Our digital MMDS service offers 108 pay television channels plus 20 audio channels. Our analog MMDS systems offer 10 analog channels in São Paulo and 29 analog channels in Rio de Janeiro, although in the São Paulo and Rio de Janeiro metropolitan areas our concession permits us to use all 31 frequencies currently available in these markets.

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

Cable

Through our subsidiaries TVA Sistema, Comercial Cabo TV São Paulo S.A., CCS Camboriú Cable System de Televisão Ltda. and TVA Sul,, we own five cable licenses and operate cable systems in São Paulo, Curitiba, Camboriú, Florianópolis and Foz do Iguaçú, which have an aggregate population of approximately 15.9 million.  As of December 31, 2006, we served 205,981 cable subscribers in these cities.  Our cable systems use fully addressable converters in São Paulo and Curitiba (85% of our cable subscriber base), which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber’s service from the headend on short notice.

In 2004 we launched our digital cable service in São Paulo.  Our digital cable service offers 108 pay television channels plus 20 audio channels.  We currently offer between 61 to 69 analog channels of programming (including off-air channels) on our cable systems, depending on the market, and have the capability of offering up to 77 analog and digital channels using up to 550 MHz and 110 analog and digital channels using up to 750 MHz.  In 2006 the number of net subscribers grew by approximately 40%.  Following a restructuring period, during which we eliminated unprofitable subscribers, our cable subscriptions have grown at a profitable and sustainable pace.

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

As of December 31, 2006, we had deployed approximately 4,394 kilometers of our cable network, including 819 kilometers of fiber optic cable, consisting of a 701 kilometer fiber optic loop in São Paulo and a 118 kilometer fiber optic network serving Curitiba, Camboriú, Foz do Iguaçú and Florianópolis.  As of December 31, 2006, our cable systems passed 937,578 homes, consisting of 668,191 homes in São Paulo, 201,615 homes in Curitiba and 67,772 homes in Florianópolis, Camboriú and Foz do Iguaçu.

TVA Digital

We offer digital pay television services to our cable and MMDS subscribers under the brand name “TVA Digital”. Digital services allow customers to access an electronic programming guide, view additional channels, including pay-per-view and audio channels, and select a number of languages and subtitles in which to view programs.

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

•                  high image definition - “Full HD” (1920 x 1080i);

•                  HDMI interface – video and audio digital quality in a unique digital interface, and

•                  transmission of television signals in HDTV.

Programming

We offer more than 120 channels throughout our pay television network, catering to substantially all interest groups (films, series, documentaries, sports, children’s programming, adult programming, news and variety, including audio channels, Pay-per-view, a la carte, and others).  We offer a series of tiered programming options, with more than 70 packages ranging from 35 – 108 channels for digital service and 10-69 channels for analog service, depending on a subscriber’s marketplace.  This provides our subscribers with a large range of programming, platform and pricing choices.

Our main content suppliers are HBO, Discovery, Turner, Fox, ESPN, Viacom and Digital Latin America.

Among others, we offer ten HBO/Cinemax channel together with TNT, Sony, Warner and FOX channels, with more than 1,000 movie titles shown per month. The news segment includes such channels as CNN, BBC and Band News (Brazilian and world news) and, in the sports segment, ESPN, ESPN Brasil, Bandsports, RAI, RTPi, TV5 and local broadcast television channels, which among other events, broadcast the World Cup and other international soccer matches.

The synergies between our programming area and the other areas of the Abril Group (our controlling shareholder), in particular in relation to content, permit the development of local channels based on Abril’s magazine brands, such as Veja SP Recommends and Placar Cup.

In 2002, in partnership with other pay television operators, we created Associação Neo TV (“NeoTV”), with the objective of purchasing content from programmers under more favorable conditions.  Today the association has various members, which, together, have more than 910,000 subscribers in various states in Brazil.

In recent years Neo TV has led a movement against Globosat to end an exclusivity arrangement that has prevented us from making available Brazilian soccer games that are not available on broadcast television to our pay television subscribers.  In May 2006 the Administrative Council for Economic Defense (Conselho Administrativo de

Defesa Econômica – CADE) entered into an agreement with Globosat under which other pay television providers will be able to acquire soccer games from Globosat.

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

Ajato can be purchased with or without a pay television subscription and permits the user to make live video transmissions and downloads.  Ajato currently offers users thirteen speed options, ranging from 200 Kbps to 2 Mbps, access to the Veja São Paulo portal (using content based on Editora Abril’s Veja magazine, Brazil’s most widely-read news magazine) and to the diversified content of other Editora Abril magazines, as well as e-mail services.  In addition to residential customers, Ajato also provides services to the corporate market, through Ajato Empresas and Ajato Negócios.

Ajato also offers pay-per-band services to its corporate and residential customers, which enables customers to increase connection speed for a specific period, without the need to the customer’s originally contracted speed.

As of December 31, 2006, we had 58,159 residential Internet subscribers and 3,739 corporate Internet clients with a monthly subscription fee of $30.64 and $151.87, respectively, for unlimited internet service.  In the São Paulo metropolitan area, where bidirectional cable services are provided, approximately 48% of our cable pay television subscribers also subscribe to Ajato.

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

In 2006, we signed an agreement with Telemar and Neo Voice pursuant to which we provide VoIP service that offers domestic and international coverage, the option of numbers in Brazil and the world, account control with fixed minute plans per month and portability, which permits a user to take his or her number to any place in Brazil or the world.

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

We have a commercial team of approximately 450 sales consultants, distributed in active and receptive telemarketing, field team and website channels and also planning launch TVA services in biggest retail chain, looking for exposure and TVA experiences in theirs sales office.  We have developed a sales and service concept for condominiums (including pre-wiring arrangements with residential housing developers) in differentiated offers and personalized after-sale service.  In Brazil a “condominium” refers to residential and non-residential buildings or building complexes that have entered into a legal association.  This collective subscriber base currently accounts for 35% of our total subscribers, with a high satisfaction index, a low delinquency rate and reduced churn rate compared with our total subscriber base.

In accordance with Brazilian law, we can adjust the pricing on our contracts with current subscribers every 12 months based on the general market price index (IGPM) index.

Customer Service

We use a call center, operated by CSU Cardsystem, one of the largest call center companies in Brazil, where calls from São Paulo, Rio de Janeiro and other areas of the southern region of Brazil are answered.  As of December 31, 2006, we had 254 service consultants, segmented in cells by type of product and customer characteristics

We also have back office areas, personal service and exclusive service for collective and corporate contracts. Communication with the customer is done through the programming magazine, web sites, chat, customer relationship center and local channels.

In 2000 we launched an innovative customer loyalty program in the pay television market in which we offer to our subscribers the ability to attend events (such as theater shows, movie premieres and children’s events) and redeem points for benefits (such as magazine subscriptions and movie tickets).  In 2006 more than 150,000 subscribers participated in this program, which allows us to conduct cross-selling and up-selling of products and services and secure subscriber loyalty, all of which significantly contribute to retaining subscribers.

Churn Rate

Churn is measured through spontaneous cancellation requests and delinquency of subscribers.  Our monthly average churn fell from 2.4% in 2002 to 1.5% in both 2005 and 2006, reaching a level we believe to be consistent with international standards.  The churn rate for our digital technology subscribers is lower than the overall averages stated above.

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

We entered into a contract with Samsung in March 2006 to test the commercial feasibility and implementation in São Paulo of WiMAX technology through our digital MMDS distribution network.  In addition, we have worked with other companies in the development of innovative products for our market.  For example, we have worked with Intel in the utilization of WiMAX technology and the digitalization of content, and with NAGRA, a leading supplier of conditional access solutions, in the development of our digital service and DVR service. In addition, we also developed a new High Definition Set Top Box with NAGRA and PRIME which was launched during 2006 Word Cup.  We are currently studying the possibility of expanding our portfolio with a new product by the name of Sling Box to be provided by SlingMedia Corporation.  This product would enable subscribers to watch their pay television channels through a standard broadband internet connection regardless of their geographical location.

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

Cable Network

Our cable network uses HFC (Hybrid Fiber Coaxial) topology, which uses fiber optic technology to transport signals from the various optical nodes of the network.  From this point it uses coaxial cable for the distribution of signals to subscribers. The coaxial cables transport radio frequency signals and, in some cases, also feed amplifiers.

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

As of December 31, 2006, our cable network consisted of 4,394 km, of which 819 km are constructed of fiber optic cables.  In São Paulo, we constructed a fiber optic loop of 55 km, plus 7 optical sub-rings, totaling 701 km.

As of December 31, 2006, our cable network reached a total of 937,578 homes, consisting of 668,191 homes in São Paulo, 201,615 homes in Curitiba and 67,772 homes in Florianópolis, Camboriú and Foz do Iguaçu.

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

Our MMDS network in São Paulo was digitalized in 2005. In February 2007 and April 2007 we digitalized our MMDS networks in Rio de Janeiro and Curitiba, respectively.  With the digitalization of our MMDS networks in these additional markets, we now offer the same quality digital services in the São Paulo, Rio de Janeiro and Curitiba markets.

In the metropolitan areas of São Paulo and Rio de Janeiro, we hold all the 31 currently available MMDS frequencies, and, in Curitiba, we have 15 frequencies.  Each frequency permits the supply of up to 8 digital channels, through the use of compression technology.  The MMDS frequencies can also be allocated to the data traffic for broadband internet.

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

Under Brazilian law, the providers of public electric power, telecommunications and petroleum services have the right to share with one another the necessary infrastructure for the rendering of these services, in a non-discriminatory manner and at just and reasonable prices and conditions.  As such, we have entered into non-exclusive contracts with various electricity distribution service providers for the use of part of the excess occupation capacity of the light posts belonging to the electricity distribution system.  Currently, 99.6% of our cable network is aerial.  These are long term contracts (normally five years, renewable for an equivalent period) and establish a fixed monthly price, calculated per fixing point used by us.  Pursuant to our contracts, the prices we pay are adjusted annually in accordance with the IGP-M (general market price index) or INPC (national consumer price index) and was R$2.21 per fixing point in São Paulo as of December 31, 2006.

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

Competition

Pay television

The pay television industry in Brazil is presently undergoing a consolidation phase, with recent mergers between NET and Vivax in the cable and MMDS market and Sky and DirecTV in the DTH satellite market.  In addition, the pay television industry is being affected by the participation of large telephony providers, such as the investment of Telmex in NET and the proposed transaction between us and Telesp.

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

MMDS and Cable Service

We compete with other major cable and MMDS operators in each of our principal markets, with the exception of Camboriú, where we are the only provider of pay television service.  Our main competitors are cable and MMDS systems operated by Net, which is controlled by Globopar and Telmex.  Net competes with cable systems in the metropolitan areas of São Paulo, Rio de Janeiro, Curitiba, Foz do Iguaçu and Florianópolis.  In the overbuilt cable areas (i.e., areas where customers have a choice between providers), the Net and TVA cable systems have similar penetration rates. We are the leaders of the MMDS market in the metropolitan area of Curitiba, with a market share of 91% in 2005, as compared to Net’s 9% in the same period.  We also compete with the cable system of TV Cidade in the metropolitan area of Rio de Janeiro.

With the digitalization of our MMDS services and the resulting increase in coverage area, we began to compete with other operators in pay television services.  In the “ABCDOG” region, a region of the state of São Paulo comprising the cities of Santo André, São Bernardo do Campo, São Caetano do Sul, Diadema, Osasco and Guarulhos, we compete with NET/Vivax, Adatel and Big TV.

DTH Satellite Service

We also compete with DTH satellite service operators in Brazil, especially Sky, as well as TECSAT.  Sky is controlled by News Corporation Plc, a subsidiary of The News Corporation Limited and Globopar. Sky currently offers 123 audio and video programming channels (including pay-per-view channels). After the acquisition of DirecTV in the United States by News Corporation, DirecTV was absorbed by Sky Brasil (this transaction was approved by ANATEL in November 2005 and CADE in May 2006).

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

In 2006, approximately 80% of all residential broadband internet service in Brazil was provided by ADSL providers, while approximately 20% was provided by cable providers (such as our Ajato).  Our main competitors in this market are Internet providers of companies from Grupo Telefonica (Speedy), with a market share of approximately 28.4%, Brasil Telecom (Br Turbo), with a market share of 23.3%, Telemar (Velox), with a market share of 19.9%, and NET-Virtua, with a market share of approximately 12.9%. Ajato currently has a market share of approximately 1.1%.

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

Licenses.  ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information.  A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market, employing analog technology.  With the adoption of digital technology, one MMDS analog channel can be turned into approximately five or six digital channels in standard definition.  While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area.  If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming.  If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes.  In each of the Company’s São Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).  Employing digital technology in the provision of MMDS, as of December 31, 2006, TVA offered 108 pay TV digital channels in São Paulo, and had 10 analog channels and five channels for Internet services and trials of new technologies.

A license to use MMDS frequencies is granted for a renewable period of up to 20 years.  TVA’s MMDS licenses were granted for a renewable period of 15 years.  The application for renewal of a license must be filed with ANATEL during the period beginning three years before the end of the license term.  To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.  Our MMDS licenses presently expire in 2009, and we filed requests for their renewal with ANATEL in February 2006.  To date there has been no final decision of ANATEL on the renewal of our MMDS licenses.

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

On July 14, 2005, ANATEL issued Resolution 411, which established quality standards to be followed by pay television operators.  As a result, since January 2006, TVA has been providing information monthly to ANATEL relating to the quality standards adopted by TVA in connection with its pay television operations in São Paulo, Rio de Janeiro, Curitiba, Foz do Iguaçu, Florianópolis, Balneário de Camboriú and Porto Alegre.

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

In July 2005, the municipality of São Paulo enacted Municipal Law No. 14,023, requiring that all cables and wire (including the electricity, telecommunications and pay television cables) poles be transferred underground to the extent of 250 kilometers per year.  This law was followed by a regulatory decree stipulating that the burying costs should be borne entirely by the owners of such cable and wire networks.  In addition, other municipalities in which we operate may enact similar laws.  TVA and other telecommunications and electricity companies intend to challenge, administratively or judicially, as the case may be, the validity of this decree and any other decree passed by other municipalities.

Legal Proceedings

We are party to certain legal actions arising in the ordinary course of our business which, individually or in the aggregate, are not expected to have a material adverse effect on our consolidated financial position.  As of December 31, 2006, we had provisioned approximately $31.2 million in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment and ICMS (state value-added tax), for which the likelihood of loss is probable.

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

We are judicially disputing the payment of ICMS (sales tax on operations relating to the provision of goods and services) before the São Paulo Court of Justice.  The State of São Paulo asserts that ICMS is due at the rate of 25% with respect to the provision of advertising on pay television.  On the other hand, the Municipality of São Paulo asserts that the provision of advertising on pay television constitutes the rendering of services and therefore that only ISS (tax over services), and not ICMS, is due at the rate of 5.0%.  We consider an unfavorable outcome in this claim to be probable and have made a provision of $14.3 million with respect thereto.  Currently, we pay ICMS in connection with advertising on pay television.

In addition, in November 1998, in response to an assessment by Brazilian tax authorities, we filed a lawsuit challenging the constitutionality of ICMS on cable television services.  The amount of the contingency, which was fully provisioned as of December 31, 2005, is $11.2 million as of December 31, 2006.  We made judicial deposits amounting to $8.3 million in 2005 related to this contingency.

We received a tax assessment notice from Brazilian federal tax authorities demanding the payment of income tax in the amount of $12.2 million and social contribution charges of $4.5 million (in each case as of December 31, 2006) relating to the deductibility of financial expenses arising from exchange variation on dividends receivable, profits of foreign subsidiaries and uncollected interest on loans granted to our subsidiaries for the years ended December 31, 1998, 1999 and 2001.  We recorded a provision for this contingency in the amount of $16.7 million as of December 31, 2006, as the likelihood of loss was determined as probable based on the opinion of our external legal counsel.

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

Our operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works.  ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators.  ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators.  The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television.  Suits were filed against TVA Sul in the 1a Vara Cível Forum Central de Curitiba and against TV Brasil in the 14a Vara Cível Forum Central de São Paulo.  The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment.  Our maximum liability in respect of these lawsuits was $0.7 million as of December 31, 2006.  Based on the opinion of our attorneys, we believe that the likelihood of loss in these lawsuits is remote.

In addition, we are party to several administrative proceedings before ANATEL, which may result in the imposition of penalties.  These proceedings relate primarily to

•      license transfers;

•      area irradiation limit;

•      signal distribution;

•      stoppage of services;

•      approval of equipment;

•      communication of corporate acts; and

•      channel inclusion.

Tax Recovery Program

On April 5, 2000, we and our subsidiaries opted to participate in the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 dated January 25, 2000, later converted into Law No. 9,964 dated April 10, 2000.  In addition, TVA Sistema used its credits for tax loss carryforwards amounting to $7.1 million for amortization of interest and fines.  As guarantee of the payment of the debts included in the program, TVA Sistema pledged property with an aggregate value of $16.4 million as collateral.

On July 31, 2003, certain of our subsidiaries, including TVA Sistema, through a protocol filed with the Federal Revenue Service, opted to refinance certain tax obligations under the Federal Tax Financing Program (PAES), established by Law No. 10,684 dated May 30, 2003.  The main reasons for this action were the extension of maturity dates, refinancing through PAES (special installment program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement.  Management believes that this payment will be made in approximately 99 monthly installments, adjusted by TJLP.

UHF Licenses

On December 17, 2003, we signed an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to UHF services to an unrelated party.  We received advances of $2.7 million which are recorded as advances from customers.  This balance has been monetarily restated using the IGPM + CDI indexes and amounted to U.S.$7.0 million as of December 31, 2006 (US$5.4 million as of December 31, 2005).  The consummation of the transaction is still subject to the approval of ANATEL.

C.  Organizational Structure

The following chart sets forth the significant subsidiaries comprising the corporate structure of our cable, MMDS and Internet businesses as of December 31, 2006.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on our operations as of December 31, 2006 and is qualified in its entirety by the following information:

On October 29, 2006 we, TVA Sistema, Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A., Abril Comunicações (our shareholder) and certain entities affiliated with Abril Comunicações entered into certain convergence and sale agreements with Telecomunicações de São Paulo S.A.-Telesp (an affiliate of Telefonica, the Spanish telecommunications concern) pursuant to which, subject to regulatory approvals and other conditions precedent, we have agreed to transfer substantially all of our operating assets to certain entities controlled by Telefonica and certain affiliates of Abril Comunicações.  As a result of this anticipated disposition, we have classified these operations as “Discontinued Operations,” the operating review and prospects of which we discuss below under “Discontinued Operations.”  The operating review and prospects of our continuing operations are discussed below under “Continuing Operations.”  For more information on this transaction, see Item 3, “Key Information—Selected Financial Data,” Item 4, “Information on the Company” and note 20 to the Tevecap Financial Statements included in this Annual Report.

The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report.  For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

A.  Results of Operations

Overview

Since our inception in 1989, we have been developing our businesses.  Despite positive operating cash flows since 2002, we continued to sustain substantial net losses until 2006 due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization.  Our operations have been funded principally by (i) net contributions from our shareholders, (ii) borrowings from Editora Abril S.A., or Editora Abril, under a revolving credit facility, dated December 6, 1995, between us, as the borrower, and Editora Abril, as the lender, or the Abril Credit Facility, (iii) dispositions of non-strategic assets, and (iv) bank loans and other borrowings made from time to time.

Our results of operations for the year ended December 31, 2006 were significantly affected by the following factors:  (i) the acquisition costs related to the growth of our subscriber base in our pay television and internet businesses; (ii) non-recurring costs and expenses associated with the migration of our MMDS subscribers in Rio de Janeiro to our digital service and our planned initial public offering in Brazil, which was suspended upon the execution of the convergence and sale agreements with Telesp described above; (iii) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (iv) the relatively high cost of local financing, (v) the impact of the appreciation of the real, as discussed below, and (vi) an increase in income tax expense.

Critical Accounting Policies

Our financial statements are presented in accordance with U.S. GAAP.  As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available.  These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented.  The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Deferred income taxes.  We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards.  We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.  As of December 31, 2006, we had approximately U.S.$382.4 million of accumulated tax losses to offset against regular taxes.  These accumulated tax losses do not expire.  We have a limited operating history and have generated losses since our inception.  In view of this, we have established a full valuation allowance for the amount of the deferred tax assets attributable to the accumulated tax losses carryforwards and other deductible differences.

Impairment of long-lived assets.  We review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.  In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business.  Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value.  Assumptions and estimates about future values and remaining useful lives are complex and often subjective.  They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and internal forecasts.  A change in assumptions and estimates in the future could materially impact our reported financial results in the event that we are required to recognize impairment charges, which would decrease net income and result in lower asset values on our balance sheet.

Depreciation of property, plant and equipment.  Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 8 to the Tevecap Financial Statements.  Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain.  In the event that we change our estimates of useful lives, the amount of future depreciation expense could be materially different and have a significant impact on our results of operations.

Provision for doubtful accounts.  A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, having a negative impact on our results of operations.

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

For the years ended December 31, 2004, 2005 and 2006, however, the real appreciated approximately 8.1%, 11.8% and 8.7%, respectively, against the U.S. dollar.  The average real/U.S. dollar exchange rate in 2004, 2005 and 2006 was R$2.9262/U.S.$1.00, R$2.4352/U.S.$1.00 and R$2.1761/U.S.$1.00, respectively, reflecting an average appreciation of the real of 16.8% from 2004 to 2005 and 10.6% from 2005 to 2006.

This appreciation resulted in an increase in all amounts presented in our consolidated statement of operations.  In particular, this appreciation significantly affected our foreign currency gains and losses, which represented in our consolidated income statement (considering both continued and discontinued operations) a gain of U.S.$3.6million (or 4% of consolidated net revenue) in 2004, a gain of U.S.$6.4 million (or 5% of consolidated net revenue) in 2005, and a gain of U.S.$4.2 million (or 3% of consolidated net revenue) in 2006.  See Item 3, “Key Information—Risk Factors—Factors Relating to the Company” and “—Factors Relating to Brazil.”

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles,and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While we are still evaluating our tax positions, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We cannot currently estimate the impact of SFAS No.

159 on our consolidated results of operations, cash flows or financial position and have not yet determined whether or not we will choose to measure items subject to SFAS No. 159 at fair value.

CONTINUING OPERATIONS

The following section highlights the operating review and prospects of our continuing operations.  As a result of our anticipated disposition and the materiality of the operations being transferred under our transaction with Telesp as described above, we have classified the operations being transferred as “Discontinued Operations,” the operating review and prospects of which are discussed separately under “Discontinued Operations” below.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2006		2005		2004
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	% of Net Revenue

Monthly subscriptions	$4,518	111.0%	$3,556	109.5%	$2,447	112.9%
Installation	51	1.3%	32	1.0%	26	1.2%
Adverting	107	2.6%	110	3.4%	16	0.7%
Additional services	102	2.5%	69	2.1%	45	2.1%
Taxes on revenue	(706)	(17.3)%	(519)	(16.0)%	(367)	(16.9)%
Net revenue	4,072	100.0%	3,248	100.0%	2,167	100.0%
Direct operating expenses	1,422	35.0%	1,329	40.9%	1,090	50.3%
Selling, general and administrative expenses	1,656	40.6%	948	29.2%	766	35.3%
Depreciation	579	14.2%	161	5.0%	195	9.0%
Amortization	238	5.8%	430	13.2%	428	19.8%
Other operating expense, net	4,609	113.2%	341	10.5%	216	10.1%
Income (loss) from operations	(4,432)	(108.8)%	39	1.2%	(528)	(24.4)%
Interest income	(1,190)	(29.2)%	(523)	(16.1)%	(367)	(17.0)%
Interest expense	25,108	616.6%	22,977	707.4%	16,252	750.1%
Foreign currency transaction income, net	(3,819)	(93.8)%	(6,157)	(189.5)%	(3,496)	(161.3)%
Other nonoperating income, net	—	0.0%	—	0.0%	(8,443)	(389.6)%
Loss before income taxes, equity in affiliates and minority interest	(24,351)	(598.0)%	(16,258)	(500.6)%	(4,474)	(206.5)%
Equity in (losses of) affiliates, net	—	0.0%	—	0.0%	468	21.6%
Minority interest	341	8.4%	240	7.4%	255	11.7%
Loss from continuing operations before income taxes	(24,872)	(610.8)%	(16,498)	(507.9)%	(5,197)	(239.8)%
Income tax from continuing operations - current	493	12.1%	308	9.5%	304	14.0%
Income tax from continuing operations - deferred(1)	8,613	211.5%	27,424	844.3%	8,866	409.2%
Loss from continuing operations	(33.978)	(834.4)%	(44,230)	(1,361.8)%	(14,367)	(663.0)%
Income (loss) from discontinued operations before income taxes	5,326	130.8%	(18,782)	(578.3)%	(5,276)	(243.4)%
Income taxes on discontinued operations	(962)	(23.6)%	(314)	(9.7)%	—	0%
Income (loss) from discontinued operations	4,364	107.2%	(19,096)	(587.9)%	(5,276)	(243.4)%
Net loss	(29,614)	(727.3)%	(63,326)	(1,949.7)%	(19,643)	(906.3)%

(1)    Includes provision for deferred income taxes in 2006, 2005 and 2004 due to foreign currency gains in respect of our senior notes.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The table below sets forth the number of our cable subscribers in the city of Camboriú at December 31, 2006 and December 31, 2005.

Cable Subscribers	December 31, 2006	December 31, 2005

Cable	11,330	10,535

Paid subscribers awaiting installation	20	2
Total	11,350	10,537

Gross revenues.  Gross revenues consist primarily of monthly subscription revenue (which principally consists of monthly fees paid by subscribers to us for video services), installation revenue and additional services and others (which consist of advertising revenues and other revenues).  For the year ended December 31, 2006, gross revenues for the pay television segment in Camboriú were U.S.$4.8 million (or 100% of total revenues), as compared with U.S.$3.8 million for the previous year.

Monthly subscription revenue. For the year ended December 31, 2006 was U.S.$4.5 million, an increase of 27.1%, as compared to U.S.$3.6 million for the same period in 2005.  The increase in revenue was due to the growth in our pay television subscriber base in Camboriú of 8% and in average monthly fees of 17.3%, from U.S.$32.16 in 2005 to U.S.$37.71 in 2006.

Installation revenue.  For the year ended December 31, 2006 was U.S.$0.05 million, as compared to U.S.$0.03 million for the same period in 2005, an increase of 59.4%.  This increase was primarily due to the increase of 60% in the average hook-up fee, which was U.S.$19.89 in 2006 as compared to U.S.$12.43 in 2005.

Advertising, additional services and other revenues for the year ended December 31, 2006 remained the same at U.S.$0.2 million for 2006 and 2005.

Taxes on revenue consist of a 3.65% tax on advertising revenue and a 15.15% tax on revenues other than advertising revenue.  Taxes on revenue for the year ended December 31, 2006 were U.S.$0.7 million, as compared to U.S.$0.5 million for the same period in the prior year, an increase of 36%.  The increase in taxes on revenue is attributable to our increase in revenues.  Taxes on revenue as a percentage of gross revenues were 14.8% in 2006, as compared to 13.8% in 2005.

Net revenue for the year ended December 31, 2006 was U.S.$4.1 million, as compared to U.S.$3.2 million for the same period in 2004, an increase of U.S.$0.9 million or 25.4%.

Direct operating expenses.  Direct operating expenses include expenses in connection with payroll and benefits for non-administrative employees, programming, technical assistance, TVA magazine, pole rental, network and other operations.  These expenses are variable and related to the subscriber base evolution and are also dependent on the type of service subscribers select.  Direct operating expenses for the year ended December 31, 2006 were U.S.$1.4 million, as compared to U.S.$1.3 million for the same period in 2005, an increase of U.S.$0.1 million, or 7.1%.  As a percentage of net revenues, direct operating expenses represented 35% in 2006, as compared to 41% in 2005.  This significant decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses.  Selling, general and administrative expenses include payroll and benefits for administrative and selling employees, advertising and promotion expense, rent, and other general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2006 were U.S.$1.7 million, as compared to U.S.$0.9 million for the same period in 2005, an increase of U.S.$0.8 million or 74%,

Depreciation and amortization.  Depreciation and amortization includes depreciation of systems, equipment and installation materials and amortization of concessions.  Depreciation and amortization for the year ended December 31, 2006 was U.S.$0.8 million, as compared to U.S.$0.6 million for the same period in 2005, an increase of U.S.$0.2 million or 38%.

Operating income(loss).  Operating losses for the year ended December 31, 2006 were U.S.$4.4 million as compared to U.S.$0.04 million income for the same period in 2005, a increase in loss of U.S.$4.4 million.  The improvement in 2006 was primarily a consequence of the increase of U.S.$4.0 million in general and administrative expenses in 2006 related to our planned initial public offering in Brazil, which was suspended upon the execution of the convergence and sale agreements with Telesp described above.

Interest income.  Interest income for the year ended December 31, 2006 was U.S.$1.2 million, as compared to U.S.$0.5 million for the same period in 2005, a increase of U.S.$0.7 million, or 127.5%.

Interest Expense.  Interest expense for the year ended December 31, 2006 was U.S.$25.1 million, as compared to U.S.$23.0 million for the same period in 2005, an increase of U.S.$2.1 million or 9.1%, principally attributable to fluctuations in prime interest rates in Brazil (14.82% in 2006 and 19.12% in 2005) and the appreciation of the real.

Foreign currency transaction (gain) loss, net.  Foreign currency transaction loss, net decreased from U.S.$6.2 million in 2005 to U.S.$3.8 million in 2006 as a result of the appreciation of the real against the dollar of 8.7% in 2006 compared to an appreciation of 11.8% in 2005.

Minority interest.  Minority interest was U.S.$0.3 million in 2006, as compared to U.S.$0.2 million in 2005 due to the operational performance in our Camboriú operation.

Income taxes.  Income tax expense in 2005 was U.S.$27.7 million compared to U.S.$9.1 million in 2006. Income tax expense is principally related to the impact of the appreciation of the real against the dollar, which reduced our U.S. dollar-denominated indebtedness.

Net income (loss).  Net loss for the year ended December 31, 2006 was U.S.$29.6 million, as compared to a net loss of U.S.$63.3 million for the same period in 2005, an improvement of U.S.$33.7 million, primarily related to a reduction in income taxes of U.S.$18.6 million and an increase in net income from discontinued operations of U.S.$23.5 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The table below sets forth the number of our cable subscribers in the city of Camboriú at December 31, 2005 and December 31, 2004.

Cable Subscribers	December 31, 2005	December 31, 2004

Cable	10,535	9,802

Paid Subscribers Awaiting Installation	2	4
Total	10,537	9,806

Gross revenues.  For the year ended December 31, 2005, gross revenues for the pay television segment in Camboriú were U.S.$3.8 million (or 100% of total revenues), as compared with U.S.$2.5 million for the previous year.

Monthly subscription revenue for the year ended December 31, 2005 was U.S.$ 3,6 million, an increase of 45.3%, as compared to U.S.$2.4 million for the same period in 2004.  The increase in revenue was due to the growth in our pay television subscriber base in Camboriú of 7.5% and in the average monthly fees of 20.9%, from U.S.$26.60 in 2004 to U.S.$32.16 in 2005.

Installation revenue, advertising, additional services and other revenues for the year ended December 31, 2005 was U.S.$0.2 million as compared to U.S.$0.09 million for the previous year.

Taxes on revenue for the year ended December 31, 2005 were U.S.$0.5 million, as compared to U.S.$0.4 million for the same period in the prior year, an increase of 41%.  The increase in taxes on revenue is attributable to our increase in revenues.  Taxes on revenue as a percentage of gross revenues were 13.8% in 2005, as compared to 14.5% in 2004.

Net revenue for the year ended December 31, 2005 was U.S.$3.2 million, as compared to U.S.$2.2 million for the same period in 2004, an increase of U.S.$1.0 million or 49.8%.

Direct operating expenses.  Direct operating expenses for the year ended December 31, 2005 were U.S.$1.3 million, as compared to U.S.$1.1 million for the same period in 2004, an increase of U.S.$0.2 million, or 21.9%.  As a percentage of net revenues, direct operating expenses represented 41% in 2005, as compared to 50.3% in 2004.  This decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2005 were U.S.$0.9 million, as compared to U.S.$0.8 million for the same period in 2004.

Depreciation and amortization.  Depreciation and amortization for the year ended December 31, 2005 and 2004 remained the same at U.S.$0.6 million.

Operating income(loss).  Operating income for the year ended December 31, 2005 was U.S.$0.04 million compared to U.S.$0.5 million loss for the same period in 2004, an increase in income of U.S.$0.5 million.

Interest income.  Interest income for the year ended December 31, 2005 was U.S.$0.5 million, as compared to U.S.$0.4 million for the same period in 2004, an increase of U.S.$0.1 million, or 42.5%.

Interest Expense.  Interest expense for the year ended December 31, 2005 was U.S.$23.0 million, as compared to U.S.$16.3 million for the same period in 2004, an increase of U.S.$6.7 million or 41.4%, principally attributable to fluctuations in prime interest rates in Brazil (19% in 2005 and 18% in 2004) and the appreciation of the real.

Foreign currency transaction (gain) loss, net.  Foreign currency transaction loss, net increased from U.S.$3.5 million in 2004 to U.S.$6.2 million in 2005 as a result of the appreciation of the real against the dollar of 11.8% in 2005 compared to an appreciation of 8.1% in 2004.

Other nonoperating expenses.  Other nonoperating expenses (income), net for the year ended December 31, 2004 was an income of U.S.$8.4 million, principally attributable to the sale of our Canbras investment.  We recorded no other nonoperating expenses (income), net in 2005.

Minority interest.  Minority interest was U.S.$0.2 million in 2005, as compared to U.S.$0.3 million in 2004 due to our operating performance in Camboriú.

Income taxes.  Income tax expense in 2004 was U.S.$9.2 million compared to U.S.$27.7 million in 2005. Income tax expense is principally related to the impact of the appreciation of the real against the dollar, which reduced our U.S. dollar-denominated indebtedness.

Net income (loss).  Net loss for the year ended December 31, 2005 was 63.3 million, as compared to a net loss of U.S.$19.6 million  for the same period in 2004, an increase of U.S.$43.7 million, primarily related to non-

operating expenses (U.S.$8.4 million), the increase in income taxes (U.S.$18.5 million) and losses from discontinued operations (U.S.$13.8 million).

DISCONTINUED OPERATIONS

As a result of our anticipated disposition and the materiality of the operations being transferred under our transaction with Telesp as described above, we have classified the operations being transferred as “Discontinued Operations,” the operating review and prospects of which are discussed below.

	Year Ended December 31,
	2006	2005	2004
Monthly subscriptions revenues	$150,353	$123,085	$91,616
Installation revenues	2,713	2,053	964
Advertising revenue	5,037	3,534	1,833
Additional services revenues	9,767	6,725	6,151
Taxes on revenue	(23,842)	(19,466)	(14,026)
Direct operating expenses	(47,207)	(42,670)	(36,116)
Selling, general and administrative expenses	(47,596)	(47,015)	(24,101)
Depreciation	(25,197)	(23,146)	(19,634)
Amortization	(3,508)	(5,800)	(4,099)
Other operating expenses, net	(986)	(6,587)	(3,096)
Interest income	1,566	487	333
Interest expense	(16,140)	(10,205)	(5,165)
Foreign currency transaction income, net	366	223	64
Income tax expense	(962)	(314)	—
Income (loss) from discontinued operations	4,364	(19,096)	(5,276)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The table below sets forth the number of our cable and MMDS subscribers at December 31, 2006 and December 31, 2005.

Cable/MMDS Subscribers	December 31, 2006	December 31, 2005
MMDS(1)	121,299	99,742
Cable	194,651	190,298
	315,950	290,040
Paid subscribers awaiting installation	984	815
Total	316,934	290,855

(1)   Includes UHF subscribers.

The table below sets forth the number of our internet subscribers at December 31, 2006 and December 31, 2005.

Internet Subscribers	December 31, 2006	December 31, 2005
Ajato(1)	61,898	44,376
Paid Subscribers Awaiting Installation	795	249
Total internet Subscribers	62,693	44,625

(1)          Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

Monthly subscription revenue for the year ended December 31, 2006 was U.S.$150.4 million, an increase of 22.2%, as compared to U.S.$123.1 million for the same period in 2005.  The increase in revenue was due to the large growth in our internet subscriber base of 39%, together with a growth of 9% in the pay television subscriber base.  Average monthly fees for existing pay television subscribers increased 11%, from U.S.$35.51 in 2005 to U.S.$39.25 in 2006, largely due to the upgrade in our programming offerings and higher ARPUs for digital subscribers, which represented 39% of total pay television subscribers (as opposed to 18% in 2005).  The average monthly subscription price for the year ended December 31, 2006 was U.S.$38.84 for MMDS service, U.S.$39.50 for cable service, U.S.$ 30.64 for residential internet service and U.S.$151.87 for corporate internet service, as compared to U.S.$33.89, U.S.$36.36, U.S.$30.73 and U.S.$185.79, respectively, for the same period of 2005.

Installation revenue for the year ended December 31, 2006 was U.S.$2.7 million, as compared to U.S.$2.1 million for the same period in 2005, an increase of U.S.$0.6 million or 32.1%.  This increase was primarily due to the increase of 29% in new sales, the higher average hook-up fee charged to new digital subscribers and the one time hook-up fee charged for the digital subscribers in Rio de Janeiro, which reduced the subsidy for installing a new set top box.  The average installation fee in 2006 was U.S.$24.63 for MMDS service and U.S.$5.63 for cable service, as compared to U.S.$16.33 and U.S.$10.12, respectively, in 2005

Advertising, additional services and other revenues for the year ended December 31, 2006 was U.S.$14.8 million, as compared to U.S.$10.3 million for the same period in 2005, an increase of 44%.  This increase was due primarily to an increase in advertising revenue of 42.5%, from U.S.$3.5 million in 2005 to U.S.$5.0 million in 2006 due to a new segmented approach in the market.  Additionally, other revenues increased 45.2% from U.S.$6.7 million in 2005 to U.S.$9.8 million in 2006, principally due to the increase in the internet subscriber base and related cable modem rental and new contracts for the wholesale segment.

Taxes on revenue consist of a 3.65% tax on advertising revenue and a 15.15% tax on revenues other than advertising revenue.  Taxes on revenue for the year ended December 31, 2006 were U.S.$23.8 million, as compared to U.S.$19.5 million for the same period in the prior year, an increase of 22.5%.  The increase in taxes on revenue is attributable to our increase in revenues and a new valued added tax (ICMS) applied to adverting revenue.

Direct operating expenses.  Direct operating expenses include expenses in connection with payroll and benefits for non-administrative employees, programming, technical assistance, TVA magazine, pole rental, network and other operations.  These expenses are variable and related to the subscriber base evolution and are also dependent on the type of service subscribers select.  Direct operating expenses for the year ended December 31, 2006 were U.S.$47.2 million, as compared to U.S.$42.7 million for the same period in 2005, an increase of U.S.$4.5 million, or 10.6%.  As a percentage of monthly subscriptions revenues, direct operating expenses represented 31% in 2006, as compared to 35% in 2005.  This significant decrease in direct operating expenses demonstrates the continuing positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses.  Selling, general and administrative expenses include payroll and benefits for administrative and selling employees, advertising and promotion expense, rent, and other general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2006 were U.S.$47.6 million, as compared to U.S.$47.0 million for the same period in 2005, an increase of U.S.$0.6 million or 1%.

Depreciation and amortization.  Depreciation and amortization includes depreciation of systems, equipment and installation materials and amortization of concessions.  Depreciation and amortization for the year ended December 31, 2006 was U.S.$28.7 million, as compared to U.S.$28.9 million for the same period in 2005, a decrease of U.S.$0.2 million, due primarily to new capital expenditures of U.S.$42.7 million during 2006 which were partially offset by the fact that certain items of property, plant and equipment were fully depreciated and by the depreciation of investments made in the last two years.  In addition, this decrease reflects the investment made to digitize our cable operations in São Paulo in 2004.

Interest income.  Interest income for the year ended December 31, 2006 was U.S.$1.6 million, as compared to U.S.$0.5 million for the same period in 2005, an increase of U.S.$1.1 million, or 222%.

Interest Expense.  Interest expense for the year ended December 31, 2006 was U.S.$16.1 million, as compared to U.S.$10.2 million for the same period in 2005, an increase of U.S.$5.9 million, principally attributable to fluctuations in prime interest rates in Brazil (14.82% in 2006 and 19.12% in 2005) and the appreciation of the real.

Foreign currency transaction (gain) loss, net.  Foreign currency transaction gain, net increased from U.S.$0.2 million in 2005 to U.S.$0.4 million in 2006 as a result of the appreciation of the real against the U.S. dollar of 8.7% in 2006 compared to an appreciation of 11.8% in 2005.

Net income (loss).  Net income for the year ended December 31, 2006 was U.S.$4.4 million income, as compared to a net loss of U.S.$19.1 million loss for the same period in 2005, an increase of U.S.$23.5 million.  This improvement is primarily due to an increase in our pay television and internet subscriber bases and ARPU, resulting in a 22% increase in monthly subscriptions revenues (U.S.$27.3 million).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The table below sets forth the number of our cable and MMDS subscribers at December 31, 2005 and December 31, 2004.

Cable/MMDS Subscribers	December 31, 2005	December 31, 2004
MMDS(1)	99,742	102,966
Cable	190,298	180,780
	290,040	283,746
Paid Subscribers Awaiting Installation	815	402
Total	290,855	284,148

(1)   Includes UHF subscribers

The table below sets forth the number of our internet subscribers at December 31, 2005 and December 31, 2004.

Internet Subscribers	December 31, 2005	December 31, 2004
Ajato(1)	44,376	30,044
Paid Subscribers Awaiting Installation	249	394
Total internet Subscribers	44,625	30,438

(1)          Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

Monthly subscription revenue for the year ended December 31, 2005 was U.S.$123.1 million, an increase of 34.3%, as compared to U.S.$91.6 million for the same period in 2004.  The increase in revenue was due to the large growth in our internet subscriber base of 39%, together with a growth of 2% in the pay television subscriber base.  Average monthly fees for existing pay television subscribers increased 20%, from U.S.$29.67 in 2004 to U.S.$35.51 in 2005, largely due to the upgrade in our programming offerings and higher ARPUs for digital subscribers, which represented 18% of total pay television subscribers (as opposed to 1.4% in 2004).  The average monthly subscription price for the year ended December 31, 2005 was U.S.$33.85 for MMDS service, U.S.$36.36 for cable service, U.S.$30.73 for residential internet service and U.S.$185.79 for corporate internet service, as compared to U.S.$27.74, U.S.$30.78, U.S.$28.31 and U.S.$167.56, respectively, for the same period of 2004.  In November 2005 our MMDS operation in São Paulo was fully digitized, thereby impacting favorably our ARPU and churn indicators.

Installation revenue for the year ended December 31, 2005 was U.S.$2.1 million, as compared to U.S.$1.0 million for the same period in 2004, an increase of U.S.$1.1 million or 113%.  This increase was primarily due to the increase of 8% in new sales  and the higher average hook-up fee charged to new digital subscribers (including charges to analog subscribers to migrate to digital), which reduced the subsidy for installing a new set top box.  The average installation fee in 2005 was U.S.$16.33 for MMDS service and U.S.$10.12 for cable service, as compared to U.S.$ 14.67 and U.S.$ 23.49, respectively, in 2004 (2005 average installation fee does not consider the analog migration into digital charge).

Advertising, additional services and other revenues for the year ended December 31, 2005 was U.S.$10.3 million, as compared to U.S.$ 8.0 million for the same period in 2004, an increase of 28%.  This increase was due primarily to an increase in advertising revenue of 93%, from U.S.$ 1.8 million in 2004 to U.S.$ 3.5 million in 2005 due to a new segmented approach in the market. Additionally, other revenues increased 9.3% from U.S.$6.2 million in 2004 to U.S.$6.7 million in 2005, principally due to the increase in the internet subscriber base and related cable modem rental and new contracts for the wholesale segment.

Taxes on revenue for the year ended December 31, 2005 were U.S.$ 19.5 million, as compared to U.S.$14.0 million for the same period in the prior year, an increase of 39%.  The increase in taxes on revenue is attributable to our increase in revenues and a new valued added tax (ICMS) applied to adverting revenue.

Direct operating expenses.  Direct operating expenses for the year ended December 31, 2005 were U.S.$42.7 million, as compared to U.S.$36.1 million for the same period in 2004, an increase of U.S.$6.6 million, or 18.1%.  As a percentage of monthly subscriptions revenues, direct operating expenses represented 35% in 2005, as compared to 39% in 2004.  This relative decrease in direct operating expenses demonstrates the positive results of our restructuring efforts with gains in productivity being incorporated into our cost structure.

Selling, general and administrative expenses.  Selling, general and administrative expenses for the year ended December 31, 2005 were U.S.$47.0 million, as compared to U.S.$24.1 million for the same period in 2004, an increase of U.S.$22.9 million or 95%, primarily due to higher sales commission expenses attributed to an increase in the subscriber base level, resulting in 6,294 new net pay television connections and 14,332 new net Internet connections in 2005. With the migration of our MMDS customers from analog to digital service in 2005, we encouraged the cancellation of approximately 5,000 relatively unprofitable customers. Marketing expenses also increased in 2005 due to the launching of new digital products for our São Paulo MMDS operation and new communication and institutional strategies. As a percentage of net revenues, selling, general and administrative expenses represented 29.9% in 2005, as compared to 27.9% in 2004.  Fixed costs were practically the same in 2005 as compared to 2004 (in local currency adjusted for inflation), an impact of the continuous cost control program that we have implemented since 2002. The increase was primarily due to a non-recurring provision of U.S.$12.2 million in 2005 in respect of value added taxes (ICMS) applicable to advertising revenues.

Depreciation and amortization.  Depreciation and amortization for the year ended December 31, 2005 was U.S.$28.9 million, as compared to U.S.$23.7 million for the same period in 2004, an increase of U.S.$5.2 million due primarily to new capital expenditures of U.S.$25.5 million during 2005 which were partially offset by the fact that certain items of property, plant and equipment were fully depreciated in 2005.  In addition, this increase reflects the investment made to digitize our cable operations in São Paulo in 2004.

Interest income.  Interest income for the year ended December 31, 2005 was U.S.$0.5 million, as compared to U.S.$0.3 million for the same period in 2004, an increase of U.S.$0.2 million, or 46%.

Interest Expense.  Interest expense for the year ended December 31, 2005 was U.S.$10.2 million, as compared to U.S.$5.2 million for the same period in 2004, an increase of U.S.$5.0 million, principally attributable to fluctuations in prime interest rates in Brazil (19.12% in 2005 and 16.24% in 2004) and the appreciation of the real.

Foreign currency transaction (gain) loss, net.  Foreign currency transaction gain, net increased from U.S.$0.1 million in 2004 to U.S.$0.2 million in 2005 as a result of the appreciation of the real against the U.S. dollar of 11.8% in 2005 compared to an appreciation of 8.1% in 2004.

Net income (loss).  Net loss for the year ended December 31, 2005 was U.S.$19.1 million, as compared to a net loss of U.S.$5.3 million for the same period in 2004, an increase of U.S.$13.8 million.  The increase in net loss was primarily due to a non-recurring provision of U.S.$12.2 million in 2005 in response to a assessment by Brazilian tax autorities related to value added taxes (ICMS).

B.  Liquidity and Capital Resources

Since our inception, we have sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of our pay television and broadband internet systems.  As of December 31, 2006, we had cumulative net losses of U.S.$696.3 million and cumulative tax losses of U.S.$382.4 million (these cumulative tax losses will not be transferred in the event our transaction with Telesp is consummated).  During the periods under review, we required external funds to finance our capital expenditures and operating activities and make payments of principal and interest on our indebtedness.  The sources of such funds have been as follows:  (i) borrowings from Editora Abril under the Abril Credit Facility, of which U.S.$77.4 million was outstanding as of December 31, 2006, (ii) borrowings under short/long-term revolving credit facilities, of which U.S.$ 33.0 million was outstanding as of December 31, 2006, (iii) net capital contributions of approximately U.S.$515.8 million from shareholders and (iv) an aggregate principal amount of U.S.$48.3 million in senior notes outstanding to unaffiliated parties as of December 31, 2006.

As of December 31, 2006, we had U.S.$ 200.4 million of indebtedness outstanding, consisting of senior notes held by third parties in the aggregate principal amount of U.S.$48.3 million, U.S.$77.4 million outstanding under the Abril Credit Facility, loans amounting U.S.$41.7 million from related parties, and short/long-term revolving credit facilities in an aggregate principal amount of U.S.$33.0 million.  We will likely require capital for (i) the continued funding of losses and working capital requirements, (ii) the installation of equipment at subscribers’ locations, (iii) the construction/maintenance of additional/existing transmission and head end facilities and related equipment purchases, (iv) the launching of digital services for analog MMDS customers and related expenses, (v) the development of our internet businesses and (vi) the payment of the principal amount of our indebtedness.

We made purchases of fixed assets in the aggregate amount of U.S.$ 42.9 million and U.S.$26.6 million in 2006 and 2005, respectively.  Management estimates that approximately U.S.$ 85.0 million (assuming an exchange rate of U.S.$1.00 = R$2.0) of capital expenditures will be required in 2007, principally related to new subscriber installations and set-top boxes, which expenditures are variable in accordance with the increase in new pay television and internet subscribers.

Our principal sources of liquidity are borrowings under the Abril Credit Facility and our short-term revolving credit facility, together with net cash provided by operating activities.  In addition, we received an advance payment of U.S.$93.5 million (R$200 million) from Telesp under the convergence and sale agreements described above.  In addition, Telesp has granted us a line of credit of up to U.S.$52.6 million  (R$112.5 million) for capital expenditure purposes, of which we have already borrowed U.S.$38.4 million (R$82.0 million) as of June 30, 2007.  In the event the transaction does not close, we are obligated to return by March 31, 2008 the advance payment and any amounts borrowed under the line of credit together with, in each case, interest accrued thereon at the rate of 103% of the CDI rate (the interbank certificate of deposit rate in Brazil) from the date of the determination that the transaction will not close.  Our obligation to repay these amounts was guaranteed by a pledge of our Cable and MMDS networks.

Our liquidity needs arise primarily from capital expenditures, debt service requirements and, during certain periods, the funding of our working capital requirements.  Until sufficient net cash flow is generated to satisfy our liquidity needs, we will be required to utilize our current sources of debt funding to supplement our cash flow.  We had approximately U.S.$1.8 million of cash and cash equivalents as of December 31, 2006.

For the year ended December 31, 2006, net cash provided by operating activities was U.S.$37.0 million. For the year ended December 31, 2006, net cash used in investing activities was U.S.$49.0 million (taking into account the advance payment of US$ 93.5 million received from Telesp), as the result of capital expenditures for the purchase of fixed assets.  The purchases of fixed assets were principally related to the beginning of the digitalization of our MMDS operation in Rio de Janeiro, our subscriber base growth, the maintenance of cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations, and the development of our internet operations. For the year ended December 31, 2006, net cash used in financing activities was U.S.$83.4 million.

For the year ended December 31, 2005, net cash provided by operating activities was U.S.$31.9 million.  For the year ended December 31, 2005, net cash used in investing activities was U.S.$26.6 million, as the result of capital expenditures for the purchase of fixed assets.  The purchases of fixed assets were principally related to the digitalization of our MMDS operation in São Paulo, our subscriber base growth, the maintenance of cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations, and the development of our internet operations.  For the year ended December 31, 2005, net cash provided by financing activities was U.S.$4.1 million.

For the year ended December 31, 2004, net cash provided by operating activities was $24.4 million.  For the year ended December 31, 2004, net cash used in investing activities was $13.1 million, as the result of capital expenditures for the purchase of fixed assets.  The purchases of fixed assets were principally related to the maintenance of cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations, and the development of our internet operations.  For the year ended December 31, 2004, net cash used in financing activities was $10.1 million, reducing our indebtedness levels.

Our liquidity may also be adversely affected by statutory minimum dividend requirements, which are 25% of profits under applicable Brazilian law.

C.  Research and Development

We are engaged in research and development activities with respect to the digitalization of our cable and MMDS systems and the introduction of new technologies, such as DVR, pay-per-view and WiMAX technologies through our distribution networks.  For the years ended December 31, 2004, 2005 and 2006, we incurred expenses of approximately U.S.$1.5 million, U.S.$12.0 million and U.S.$8.4 million, respectively, in connection with these activities.

D.  Trend Information

Our results of operations for the year ended December 31, 2006 have been affected by Brazilian economic conditions.  In 2006, the real appreciated by 8.7% to R$2.138 per U.S.$1.00.  During 2006, the Brazilian economy performed favorably, with the rate of increase in industrial production increasing from 2.5% in 2005 to 3.0% in 2006 and GDP growth increasing from 2.3% in 2005 to 2.9% in 2006.  Our results of operations for the year ending December 31, 2007 will be influenced generally by Brazilian economic conditions, including the effects arising from policies implemented by the administration of Luiz Inácio Lula da Silva, the performance of the Brazilian real against other major currencies, and the roll-out of our new digital services.  See Item 3, “Key Information—Risk Factors—Factors Relating to Brazil.”

In addition, we have invested substantial amounts in the development of “triple-play” digital technology through which we can offer to our customers a single source of video, data and voice services through our cable and MMDS systems, as well as the deployment of digital video recorders, or DVRs and HDTV.  In addition, we expect to launch new MMDS services incorporating wireless and worldwide interoperability for microwave access, or WiMAX, technologies.  As a result, our results of operations for the year ending December 31, 2007 and thereafter will be significantly affected by the development and marketability of “triple-play” and other new technologies in our principal markets.

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Contractual Obligations

The following table sets forth our principal contractual obligations during the periods indicated. As a result of our anticipated disposition and the materiality of the operations being transferred under our transaction with Telesp as described above, we have classified the operations being transferred as “Discontinued Operations,”.

		Payment due by Period (thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Debt obligations(1)	59,815	21,948	37,867	—	—
Purchase obligations(2)	2,335	1,157	1,178	—	—
Other liabilities	227	126	101	—	—
Total from continued operations	62,377	23,231	39,146	—	—
Debt obligations(3)	33,012	13,220	19,792	—	—
Operating lease obligations	9,732	2,787	6,945	—	—
Purchase obligations(2)	51,520	24,537	26,983	—	—
Other liabilities	5,599	3,445	2,154	—	—
Total from discontinued operations	99,863	43,989	55,874	—	—
Total	162,240	67,220	95,020	—	—

(1)	This debt obligation refers to the Senior Notes and includes interests until the maturity date.

(2)	Purchase obligations include primarily obligations under programming agreements.

(3)

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

In addition to the obligations described above, we will be obligated to repay the advance payment (U.S.$93.5 million) and drawings under the line of credit ($38.4 million) granted to us by Telesp in the event our transaction with Telesp does not close.  See “Liquidity and Capital Resources.”

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

Board of Directors

Member	Position	Current Position Held Since
Roberto Civita	President	2006
Victor Civita	Member	2007
Leila Abraham Loria	Member	2004
Arnaldo Figueiredo Tibyriçá	Member	2003
Douglas Duran	Member	2007
Francisco Sávio Couto Pinheiro	Member	1995
Marcelo Vaz Bonini	Member	2004

Committee of Officers

Member	Position	Current Position Held Since
Carlos Eduardo Malagoni	Member	2004
Virgílio José Carreira Amaral	Member	2004
Marcelo Vaz Bonini	Member	2001

Executive Officers

Member	Position	Current Position Held Since
Leila Abraham Loria	Chief Executive Officer	1999
Carlos Eduardo Malagoni	Chief Financial Officer	2002
Antonio Vieira de Araujo Filho	Customer Relationship & Sales Officer	2006
Virgílio José Carreira Amaral	Strategy & Technology Officer	1999
Alex Bonalda Jucius	Programming Officer	2006
Leila Cocito	Marketing and Advertisement Officer	2004

Roberto Civita.  Mr. Civita was appointed as president of our board of directors in 2006 and has been a member of the board of directors of the Abril Group since 2001.  He has been president and editor-in-chief of Editora Abril since 1990.  He was the first publisher of Veja, which he created and launched in 1968.  He was born in Italy in 1936, and holds a bachelor’s degree in journalism and economics from Wharton School of the University of Pennsylvania and a postgraduate degree in sociology from Columbia University.

Victor Civita became a member of our board of directors in 2007.  Mr. Civita also became a member of the board of directors of the Abril Group and Managing Director of Abril Digital in 2006.  He joined Abril in 1990 as Programming and Production Director of MTV, having been responsible for the implementation of the broadcasting company in Brazil.  He also served as Programming and Production Director of TVA, Director of Abril Produções and Vice-President of the Youth Unit at Editora Abril.  He is a political science graduate of Columbia University.

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

Douglas Duran became a member of our board of directors in 2007.  Mr. Duran has been the Shared Services Vice-President of Abril since 2006 and in 2007 also assumed the role of Vice-President of Finance and Control of the Abril Group.  He joined the Abril Group in 1978 and has served as Chief Treasurer of Abril, CFO of TVA, Planning and Business Director of Abril Entertainment, Managing Director of Dinap and International

Relations Director of Abril.  He received a finance degree from USP (University of São Paulo), having also attended the Program for Management Development at Harvard Business School.

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

Antonio Vieira de Araujo Filho has been our Customer Relationship and Sales Officer since 2006. Mr. Araujo graduated in social communication from the Universidade Gama Filho in Rio de Janeiro.  Mr. Araujo was previously associated with Ediouro for eight years.  He started his career at TVA working as São Paulo Relationship Manager.  He has also worked as the General Manager of our operations in Rio de Janeiro for 3 years.  Since July 2005 he has been the São Paulo Commercial Manager, where he was in charge of managing the sales process, including administering channels, installation and technical assistance.  At TVA Mr. Filho is responsible for sales operations in Rio de Janeiro and the south of Brazil.

Alex Bonalda Jucius has been our Programming Officer since 2006.  Mr. Jucius graduated in Engineering from the Universidade of São Paulo and has an MBA in Corporate Finance from IBMEC.  For the previous four years he worked at Vivo as the New Product and Services Development Manager of the Marketing Department.  Mr. Jucius also worked for four years as a management consultant at Accenture, focusing on the internet, retail and telecommunications industries.  At TVA, Mr. Jucius is responsible for the new business and programming areas, where he is in charge of negotiations with partners and programmers and identifying expansion opportunities for new business and services

Leila Cocito has been our Marketing and Advertisement Officer since April 2004.  Ms. Cocito has participated in marketing and communication development and advertisement sales.  Prior to her involvement with TVA, Mrs. Cocito was associated with Louis Dreyfus Group and worked for eight years at the Abril Group.  Ms. Cocito received a master’s degree in business administration from the Pontifícia Universidade Católica de São Paulo and post-graduate degree from the Escola Superior de Propaganda e Marketing.

B.  Compensation

For the year ended December 31, 2006, the aggregate compensation, including bonuses, of all our directors, officers and executive officers was U.S.$0.5 million.  Members of our board of directors and our committee of officers do not receive a salary from us.

For the year ended December 31, 2006, we did not set aside any amounts to provide pension, retirement or similar benefits to our directors, officers and executive officers.

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

D.  Employees

The following table sets forth the number of our officers, managers and other permanent employees as of the dates indicated.

	As of December 31,
	2006			2005			2004
City	Officers	Management	Others	Officers	Management	Others	Officers	Management	Others
São Paulo	12	25	399	11	21	359	7	17	363
Rio de Janeiro	1	1	108	—	1	78	—	2	78
Curitiba	—	1	64	—	1	60	—	1	60
Camboriú	—	1	10	—	1	10	—	1	11
Florianópolis	—	1	9	—	1	9	—	1	10
Foz do Iguaçú	—	1	10	—	1	8	—	1	12
Total	13	30	600	11	26	524	7	23	534

As of December 31, 2006, we also employed 20 interns and 23 temporary employees, as compared to 18 interns and 5 temporary employees as of December 31, 2005 and 21 interns and 12 temporary employees as of December 31, 2004.  Most of our interns and temporary employees are located in São Paulo and Rio de Janeiro.

E.  Share Ownership

No director, officer or executive officer listed above owns more than 1% of the common shares of Tevecap.  See Item 7, “Major Shareholders and Related Party Transactions.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Tevecap has one class of capital stock, common shares, authorized and outstanding.  As of December 31, 2006, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700 (equivalent to U.S.$446.0 million).  The following table sets forth, as of December 31, 2006, information regarding the beneficial ownership of Tevecap’s common shares:

Shareholder	Number of Common Shares Owned	Percentage

Abril Comunicações S.A.	485,220,432	99.99%
All directors and executive officers as a group	8	— (1)
Total	485,220,440	100.0%

(1)          Less than 1%.

In December 2006 Abril Comunicações S.A. purchased from Falcon International and the JP Morgan Parties the 5.7% and 3.7% equity interests in TVA held by Falcon International and the JP Morgan Parties, respectively.  As a result, the stockholders agreement dated December 6, 1995, among us, Robert Civita, Abril Comunicações, the JPMorgan Parties and Falcon International was terminated.

In the first half of 2004, the board of directors of Abril Comunicações approved a capital increase in TVA.  This amount corresponds to existing indebtedness between us and Editora Abril which will be cancelled once the capital increase is effected.  Accordingly, if this capital increase is effected it will not be available for our use in future investments.

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

Transactions Among Related Parties

Editora Abril service agreement

We outsource a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril pursuant to a services agreement.  Under this service agreement, we pay to Editora Abril a monthly fee of approximately U.S.$201,000 as of December 31, 2006 (compared to U.S.$184,000 and U.S.$130,000 as of December 31, 2005 and 2004, respectively).

Publishing and advertising

We publish a monthly programming guide detailing our programming options in a given month.  In connection with this magazine, TVA Sistema has entered into an agreement with Editora Abril, dated September 1992, pursuant to which Editora Abril publishes approximately 155,000 copies of our monthly programming guide in return for a monthly payment of approximately U.S.$230,000 as of December 31, 2006 (compared to U.S.$173,000 and U.S.$127,000 as of December 31, 2005 and 2004, respectively).

TVA Sistema and Editora Abril also have a reciprocal advertising agreement in which we publish advertisements for Editora Abril in our monthly magazine in exchange for advertisements for us (and third parties through us) in the magazines published by Editora Abril.

Abril Credit Facility

We have entered, as borrower, into a revolving credit facility with Editora Abril as lender.  The Abril Credit Facility, effective December 6, 1995, allows us to draw down amounts not to exceed a maximum aggregate principal amount of U.S.$60.0 million.  Since June 1996, we have from time to time requested, and Editora Abril has provided, funding in excess of the aggregate maximum principal amount.  The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Editora Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount.  Editora Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to us under the Abril Credit Facility.  In 2006 we intend to capitalize our indebtedness under the Abril Credit Facility, which will significantly reduce our total outstanding indebtedness.  The aggregate principal amount outstanding under the Abril Credit Facility was U.S.$77.1 million as of December 31, 2006 (compared to U.S.$59.5 million as of December 31, 2005 and U.S.$41.7 million as of December 31, 2004).

Other intercompany/shareholder loans

We have used the proceeds from loans under the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various subsidiaries.  The aggregate outstanding amount under these loans as of December 31, 2006 was U.S.$119.1 million (compared to U.S.$68.2 million as of December 31, 2005 and U.S.$28.4 million as of December 31, 2004).

Service agreement with license holders

Pursuant to a service agreement dated July 22, 1994, as amended, Abril Comunicações, TVA Brasil and TV Show Time (referred to as the license holders) agreed to transfer to us all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which we have minority interests.  While the license holders retained the title to such licenses, the license holders promised to take all steps necessary to transfer the title of such licenses to us.  Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers.  The transfer of the title to such licenses is currently either pending, subject to approval by Anatel, or waiting for the passage of certain statutory or regulatory waiting periods.

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

Our board of directors can be composed of up to nine regular members, and can include up to nine alternates, each elected by the general shareholders meeting.  Our board of directors meets whenever necessary and at least every three months, upon the request in writing by any of its regular or alternate directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed).  The meeting of our board of directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates.  The resolutions shall be taken by the favorable vote of the majority of the directors present at the meeting.

Our committee of officers comprises a minimum of two and a maximum of five members.  The committee of officers manages our business in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law and the Estatuto Social, are the responsibility of the shareholders or our board of directors.

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

(c)                                  Pursuant to Subsection 20 of Chapter V of the Estatuto Social, the incurrence of the following indebtedness must be approved by all directors appointed by minority shareholders:  (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000).  Any other incurrence of indebtedness can be approved by a majority of the directors present at a meeting of the board of directors or by any two officers in the ordinary course of business.  Notwithstanding the foregoing: (i) our expenditures or projects that are included in approved Business Plans do not require any additional board of directors or shareholder approval and (ii) we are allowed to incur indebtedness of up to U.S.$10,000,000 (or the reais equivalent) or guarantee loans in such amounts, without the need to obtain specific approval from the board of directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

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

(e)                                  All directors, pursuant to Brazilian Law, whether regular or alternates, must be shareholders of Tevecap, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a director.  Officers do not need to be shareholders of Tevecap.

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

(e)                                  There are no sinking fund provisions in the Estatuto Social.

(f)                                    All of our shares are issued and fully paid.  Consequently, the shareholders are not subject to further capital calls.

(g)                                 There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

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

C.  Material Contracts

On October 29, 2006 we executed certain convergence and sale agreements with Telesp, as described above.  For more information on this transaction, see Item 3, “Key Information—Selected Financial Data,” Item 4, “Information on the Company” and note 20 to the Tevecap Financial Statements included in this Annual Report.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to foreign currency exchange rate risk and interest rate risk.  As of December 31, 2006, we had dollar-denominated debt of U.S.$48.3 million, which is due in three equal annual installments commencing November 26, 2007 and ending November 26, 2009.

During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade.  Since that time, the exchange rate has been volatile, ranging up to R$3.9552 per U.S. dollar in 2002 but appreciating to R$2.138 as of December 31, 2006.  See Item 3, “Key Information—Selected Financial Data—Exchange Rates.”

Although our reporting currency is the U.S. dollar, the cash flow required to service our indebtedness is generated in local currency, Brazilian reais (R$).  Using the year end 2006 exchange rate R$2.138 per U.S.$1.00), the cash flow in reais to pay the interest due in 2007 would be R$12.9 million.  A 25% devaluation of the real to R$2.673 per U.S. dollar would require cash flow of R$16.1 million.  If the real devalued 50% to R$3.207 per U.S. dollar, the cash flow in reais to pay the interest due in 2007 would be R$ 19.4 million.

We are also subject to interest rate risk on our loans in local currency.  As of December 31, 2006, we had U.S.$119.1 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate.  The majority of the affiliate’s debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil).

During 2006, the CDI rate ranged from 17.94% to 13.08%.  The average rate for the year was 15.2%, and the rate at December 31, 2006 was 13.17%.  If the CDI rate rose to 20%, interest payments on the U.S.$ 119.1 million would be approximately U.S.$18.8 million annually.  If the CDI rate rose to 35%, the annual interest payments would be U.S.$ 21.2 million.  Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In October 2004 we launched an exchange offer for our 12 5/8% Senior Notes due 2004 in the aggregate principal amount of U.S.$48.0 million that were held by third parties.  On November 26, 2004, the original maturity date of such senior notes, the exchange offer was still outstanding, as a result of which we did not pay the outstanding principal amount of such notes (although we paid interest accrued until such date).  The exchange offer was consummated in December 2004, as a result of which approximately U.S.$40.7 million of the senior notes due 2004 were exchanged for senior notes due 2009.  We subsequently conducted a second exchange offer, launched in March 2005 and consummated in May 2005, under which an additional U.S.$7.0 million in senior notes due 2004 were exchanged for senior notes due 2009.  We subsequently repaid the U.S.$0.3 million in outstanding senior notes due 2004.  As of December 31, 2006, we were not in default under the terms of our senior notes due 2009.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

As of December 31, 2006, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu, or DTT, during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(in thousands of dollars)
Audit fees	247.0	385.0
Audit-related fees	513.3	0
Tax fees	0	0
All other fees	0	0
Total	760.1	385.0

Audit fees are the aggregate fees billed by DTT for the audit of our consolidated annual financial statements that are provided in connection with regulatory filings.

Audit-related fees in the above table for fiscal year 2006 are fees billed by Deloitte Touche Tohmatsu Auditores Independentes for services rendered in connection with our initial public offering in Brazil, which was aborted upon the execution of the convergence and sale agreements with Telesp described above.

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

INDEX TO THE FINANCIAL STATEMENTS

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements for the Years Ended
December 31, 2006, 2005 and 2004 and Report of Independent Registered Accounting Firm

CCS—CAMBORIÚ CABLE SYSTEM DE TELECOMUNICAÇÕES LTDA. -

Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 and Report of Independent Registered Accounting Firm

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

TEVECAP S.A.

By:	/s/ Leila Abraham Loria
Name:	Leila Abraham Lória
Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Malagoni
Name:	Carlos Eduardo Malagoni
Title:	Chief Financial Officer

Date:	July 11, 2007

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2006 and 2005 and for
the Three Years in the Period Ended

December 31, 2006 and

Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

TEVECAP S.A.

AND SUBSIDIARIES

Index to Consolidated Financial Statements

Contents

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-4

Consolidated Statements of Losses for each of the three years in the period ended December 31, 2006	F-6

Consolidated Statements of Changes in Shareholders’ Deficiency and Redeemable Common Stock for each of the three years in the period ended December 31, 2006	F-7

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2006	F-8

Notes to The Consolidated Financial Statements	F-10

TEVECAP S.A.

AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TEVECAP S.A.

São Paulo — SP - Brazil

1.               We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of losses, change in shareholders’ deficiency and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2006, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.               We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.               In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

4.               As discussed in Note 20, on October 29, 2006, the Company entered into a binding agreement to sell principally all of its operations. The sale is subject to approval by the Agência Nacional de Telecomunicações — Anatel, the Brazilian Telecommunications Agency, and the Conselho Administrativo de Defesa Econômica — CADE (Administrative Council for Economic Defense or “CADE”), the Brazilian anti-trust governmental entity.

5.               As discussed in Note 6, the Company has recorded intercompany receivables and loans amounting to $106 million. The realization of these amounts is contingent upon the completion of the sale of principally all of its operations and the corporate restructuring that is currently in progress as described in Note 6.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil,

June 30, 2007

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005
in thousands of U.S. dollars

	December 31,
	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$1,754	$9,753
Accounts receivable, net (Note 3)	172	3,846
Inventories, net (Note 4)	97	8,478
Recoverable taxes	458	552
Prepaid and other assets (Note 5)	11	984
Other accounts receivable	—	82
Current assets held for sale (Note 20)	135,647	—

Total current assets	138,139	23,695

Property, plant and equipment, net (Note 8)	2,352	71,898
Recoverable taxes	47	81
Intangible assets, net (Note 9)	—	3,165
Loans receivable from related companies (Note 6)	105,845	8,127
Judicial deposits (Note 17.2)	549	11,887

Total assets	$246,932	$118,853

The accompanying notes are an integral part of the consolidated financial statements

	December 31,
	2006	2005
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Loans (Note 10)	$16,488	$26,836
Film suppliers	194	5,322
Other suppliers	213	8,027
Tax recovery program – PAES/REFIS (Note 12)	32	1,963
Taxes payable other than income taxes (Note 11)	314	4,434
Income tax payable	491	589
Deferred income tax (Note 7.2)	1,960	—
Accrued payroll and related liabilities	26	2,553
Advances from customers (Note 2.12)	7,029	5,375
Advance on sale of Tevecap’s operations (Note 20)	93,545	—
Other accounts payable	4,396	918
Liabilities directly associated with current assets held for sale (Note 20)	97,113	—

Total current liabilities	221,801	56,017

Long-term liabilities
Loans (Note 10)	31,838	54,309
Loans payable to related companies (Note 6)	119,122	68,196
Taxes payable other than income taxes (Note 11)	494	3,906
Accrual for contingencies (Note 17.1)	31,234	43,190
Tax recovery program – PAES/REFIS (Note 12)	339	15,697
Deferred income tax (Note 7.2)	57,390	45,877

Total long-term liabilities	$240,417	$231,175

Minority interest	781	936
Redeemable common stock, no par value 46,294,949 shares authorized, issued and outstanding as of December 31, 2006 and 2005 (Note 15)	—	30,380

Shareholders’ deficiency
Common stock, no par value, 485.220.440 shares authorized, issued and outstanding as of December 31, 2006 and 2005. (Note 16)	515,776	446,026
Accumulated other comprehensive income	(35,538)	(18,360)
Accumulated deficit	(696,305)	(627,321)

Total shareholders’ deficiency	(216,067)	(199,655)

Total liabilities and shareholders’ deficiency	$246,932	$118,853

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Losses

for the years ended December 31, 2006, 2005 and 2004
in thousands of U.S. dollars

	Year ended December 31,
	2006	2005	2004
Gross revenues
Monthly subscriptions	$4,518	$3,556	$2,447
Installation	51	32	26
Advertising	107	110	16
Additional services	102	69	45
Taxes on revenues	(706)	(519)	(367)
	4,072	3,248	2,167
Direct operating expenses (excluding depreciation and amortization stated separately below)
Payroll and benefits	33	65	32
Programming	1,190	1,058	834
Technical assistance	45	14	3
TVA magazine	14	14	28
Pole rental	37	36	25
Other costs	103	142	168
	1,422	1,329	1,090
Selling, general and administrative expenses
Payroll and benefits	118	70	49
Advertising and promotion	27	20	12
Rent	39	6	—
Other selling, general and administrative expenses	1,472	852	705
	1,656	948	766
Depreciation	579	161	195
Amortization	238	430	428
Other operating expense, net (Note 13)	4,609	341	216
Income (loss) from operations	(4,432)	39	(528)

Interest income	(1,190)	(523)	(367)
Interest expense	25,108	22,977	16,252
Foreign currency transaction income, net	(3,819)	(6,157)	(3,496)
Other nonoperating income, net (Note 14)	—	—	(8,443)

Loss before income taxes, equity in affiliates and minority interest	(24,531)	(16,258)	(4,474)

Losses of affiliates, net	—	—	468
Minority interest	341	240	255

Loss from continuing operations before income taxes	(24,872)	(16,498)	(5,197)

Income tax from continuing operations–current (Note 7.1)	493	308	304
Income tax from continuing operations–deferred (Note 7.1)	8,613	27,424	8,866
Loss from continuing operations	(33,978)	(44,230)	(14,367)
Discontinued operations (Note 20)
Income (loss) from discontinued operations, before income taxes	5,326	(18,782)	(5,276)
Income taxes on discontinued operations	(962)	(314)	—
Income (loss) from discontinued operations	4,364	(19,096)	(5,276)
Net loss	(29,614)	(63,326)	(19,643)

Other comprehensive loss - Foreign currency translation adjustment	(17,178)	(13,231)	(7,845)

Comprehensive loss	$(46,792)	$(76,557)	$(27,488)

The accompanying notes are an integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Deficit and Redeemable

Common Stock

for the years ended December 31, 2006, 2005 and 2004

in thousands of U.S. dollars

			Accumulated
			Other	Total	Redeemable
	Common	Accumulated	Comprehensive	Shareholders’	Common
	Stock	Deficit	Income (Loss)	Deficit	Stock

Balance as of December 31, 2003	446,026	(538,173)	2,716	(89,431)	24,201

Foreign currency translation adjustments, net of tax of $0			(7,845)	(7,845)

Net loss		(19,643)		(19,643)

Adjustment of redeemable common stock to redemption price		(3,398)		(3,398)	3,398

Balance as of December 31, 2004	446,026	(561,214)	(5,129)	(120,317)	27,599

Foreign currency translation adjustments, net of tax of $0			(13,231)	(13,231)

Net loss		(63,326)		(63,326)

Adjustment of redeemable common stock to redemption price		(2,781)		(2,781)	2,781

Balance as of December 31, 2005	446,026	(627,321)	(18,360)	(199,655)	30,380

Foreign currency translation adjustments, net of tax of $0			(17,178)	(17,178)

Net loss		(29,614)		(29,614)

Adjustment of redeemable common stock to redemption price		7,082		7,082	(7,082)

Redemption of redeemable common stock	69,750	(46,452)		23,298	(23,298)

Balance as of December 31, 2006	$515,776	$(696,305)	$(35,538)	$(216,067)	$—

The accompanying notes are integral part of the consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2006, 2005 and 2004
in thousands of U.S. dollars

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net loss	$(29,614)	$(63,326)	$(19,643)
Adjustments to reconcile net loss to net cash
Provided by operating activities:
Depreciation	579	161	195
Amortization	238	430	428
Net gain on sale of equity method investments	—	—	(8,443)
Allowance for doubtful accounts	61	19	21
Provision for inventory obsolescence	2	33	—
Loss on sale of obsolete inventories	6	—	—
Minority interest	341	240	255
Allowance for loans receivable from related companies	460	—	—
Disposal and write-off of property, plant and equipment	50	—	—
Equity in (income) losses of affiliates	—	—	468
Foreign currency transaction loss, net	(3,819)	(6,157)	(3,496)
Current income taxes	493	308	304
Deferred income taxes	8,613	27,424	8,866
Accrued interest	23,180	35,055	16,125
Changes in operating assets and liabilities:			—
Accounts receivable	662	480	(196)
Prepaid expenses and other assets	641	761	(215)
Recoverable taxes	(135)	—	—
Inventories	11	(2)	103
Suppliers	150	(359)	244
Accrual for contingencies	(410)	6,061	6
Taxes payable other than income taxes	(165)	(242)	(120)
Current income taxes	(3)	—	—
Accrued payroll and related liabilities	1	7	(3)
Advances received from subscribers	(485)	(389)	—
Judicial deposits	(66)	(112)	(28)
Other	4,755	(408)	(1,342)
Cash Flow from Discontinued operations	31,473	31,928	30,880
Net cash provided by operating activities	37,019	31,912	24,409
Cash flows from investing activities:
Purchases of property, plant and equipment	(161)	(88)	262
Short-term investments	—	—	(1)
Advance on sale of Tevecap’s operations	93,545	—	—
Cash Flow from Discontinued operations	(44,382)	(26,495)	(13,346)
Net cash provided by (used in) investing activities	$49,002	$(26,583)	$(13,085)
Cash flows from financing activities:
Proceeds from bank loans	—	—	30
Repayment of loans from banks	(6,034)	(5,972)	(6,186)
Repayments of program PAES/REFIS	(200)	(56)	(73)
Loans to related parties	(112,644)	6	—
Repayment of loans made to related parties	4,991	—	—
Dividends paid	(1,489)	(674)	—
Proceeds from loans from related parties	53,211	10,569	54,117
Repayments of loans from related parties	(11,910)	(11,090)	(46,894)
Cash Flow from Discontinued operations	(9,340)	11,345	(11,125)
Net cash provided by (used in) financing activities	(83,415)	4,128	(10,131)

Effect of exchange rate changes	(5,966)	(1,072)	(117)
Net increase (decrease) in cash and cash equivalents	(3,360)	8,385	1,076
Cash and cash equivalents at beginning of the period	9,753	1,368	292
Cash and cash equivalents at end of the period	$6,393	$9,753	$1,368

Cash and cash equivalent - continuing operation	825	701	165
Cash and cash equivalent - discontinued operation	8,928	667	127
Cash and cash equivalent at beginning of the period	9,753	1,368	292

Cash and cash equivalent - continuing operation	1,754	825	701
Cash and cash equivalent - discontinued operation	4,639	8,928	667
Cash and cash equivalent at end of the period	6,393	9,753	1,368

The accompanying notes are an integral part of the consolidated financial statements

	Year Ended December 31,
	2006	2005	2004

Supplemental cash disclosure:
Interest paid	$6,144	$6,885	$6,123
Income tax paid	$411	$252	$281

Supplemental non-cash financing and investing activities:
Accrued interest bank loans	—	785	597
Accrued interest on loans from related parties	14,412	11,476	—
Accrued interest on tax payable other income tax	1,477	127	—

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

As described in Note 20, on October 29, 2006 the Company entered into an agreement with Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) for the sale of principally all of the operations of the Company.

As of December 31, 2006, the Company was wholly-owned by Abril Comunicações S.A. (“Abrilcom”), a printing and distribution company.

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

Investments in affiliated companies of from, 20% to 50%, are accounted for using the equity method of accounting. Intercompany transactions and accounts are eliminated in consolidation.

As described in Note 20, on October 29, 2006, the Company entered into an agreement with, Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) for the sale of principally all of the operations of the Company. These financial statements present the portion of the Company subject to this agreement as discontinued operations.

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

Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The shareholder’s deficit was translated into U.S. dollars at the exchange rate of the transaction date and the resulting net translation gains and losses are reported in accumulated other comprehensive income (loss) in shareholders’ deficit.

2.4.      Consolidated financial statements

The Company’s operating subsidiaries are as follows:

	Ownership Interest as of December 31,
	2006	2005
OwnedSystems
TVA Sistema de Televisão S.A.	100.00%	100.00%
TVA Sul Paraná Ltda.	100.00%	100.00%
CCS Camboriú Cable Systems de Telecomunicações Ltda.	60.00%	60.00%
Rede Ajato S.A.	100.00%	100.00%

License Subsidiary
Comercial Cabo TV São Paulo Ltda. (a)	99.99%	99.99%

Programming Ventures
TVA Inc.	100.00%	100.00%
TVA Overseas Ltd.	100.00%	100.00%
TVA Communications Ltd.	100.00%	100.00%
TVA Continental S.A.	100.00%	100.00%
TVA Pelicano S.A.	100.00%	100.00%
TVA Network Participações S.A.	100.00%	100.00%

(a).    0.00149% of the common shares in this entity is owned by the controlling shareholder of the parent company Roberto Civita, pursuant to local legislative requirements.

As described in Note 20, on October 29, 2006, the Company entered into an agreement with, Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) for the sale of principally all of the operations of the Company, representing TVA Sistema de Televisão S.A. and TVA Sul Paraná Ltda. These companies are presented as discontinued operations in these financial statements.

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

•              The fair value of Senior Notes represents 104.5% of its carrying value as of December 31, 2006 (105% of its carrying value as of December 31, 2005). Fair value is estimated based on quoted market prices.

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

2.10.    Advertising and promotion expenses

Costs of advertising and promotion are expensed as incurred. For the years ended December 31, 2006, 2005 and 2004, advertising and promotion expenses amounted to $5,010, $5,143 and $1,475 respectively.

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

On December 17, 2003, the Company signed an agreement of intent to sell the licenses of Televisão Show Time Ltda., TVA Brasil Radioenlaces Ltda. and TV Delta Curitiba Ltda. relating to the “Pay TV Special Service” to an unrelated party. The Company received an advance of $2,723 which is recorded as advances from customers. This balance has been monetarily restated using the IGPM + CDI and amounted to $7,029 as of December 31, 2006 ($5,375 as of December 31, 2005). The consummation of the transaction is still subject to the approval of ANATEL (Brazilian Telecommunications Agency).

2.13.    Intangible assets

Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years, representing the term of the respective concessions. Such costs were fully amortized on December 31, 2006.

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

2.16.    Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of losses.

2.17.    Barter transactions

The Company enters into transactions that exchange advertising for advertising and for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. For the years ended December 31, 2006, 2005 and 2004, revenue from barter transactions amounted to $991, $600 and $1,608 respectively and expenses to $1,941, $632 and $1,298, respectively.

2.18.    Accrual for contingencies

An accrual for contingence is recognized by management of the Company based on their assessment of probable losses, supported by external legal opinions on lawsuits and other contingent events known at the balance sheet date.

2.19.    Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.         Accounts receivable, net

As of December 31, 2006 and 2005, accounts receivable were comprised of:

	2006	2005
Subscriptions and installation fees	$473	$9,498
Advertising	9	512
Barter transactions	—	13
Provision for doubtful accounts	(310)	(6,177)
	$172	$3,846

No single customer accounted for more than 10% of total accounts receivable as of December 31, 2006 and 2005.

4.         Inventories, net

As of December 31, 2006 and 2005, inventories were comprised of:

	2006	2005
Materials and supplies	$137	$11,289
Provision for obsolescence	(40)	(2,811)
	$97	$8,478

5.         Prepaid and other assets

As of December 31, 2006 and 2005, prepaid expenses were comprised of:

	2006	2005
Advances to employes	$1	$581
Other	10	403
	$11	$984

6.         Related party transactions

The following tables summarize the transactions between the Company and its related parties as of December 31, 2006 and 2005 and for the three years ended December 31, 2006:

	December 31,
	2006	2005

Editora Abril S.A.
Accounts receivable	$—	$181
Accounts payable	—	1,223
Loans payable	77,418	59,500

Abril Comunicações S.A.
Accounts receivable	—	57
Loans receivable	105,779	8,070
Loans payable	1,403	1,282

Abril Investments Corporation
Loans payable	8,015	7,414

Abril S.A.
Loans payable	32,286	—

Others
Accounts receivable	—	52
Accounts payable	—	5
Loans receivable	66	57

Accounts receivable	$—	$290
Accounts payable	$—	$1,228
Loans receivable	$105,845	$8,127
Loans payable	$119,122	$68,196

	2006	2005	2004
Editora Abril S.A.
Net interest expense	$13,095	$12,443	$7,330
Administrative services	40	—	—
Printing costs and distribution	14	12	5
Advertising	1	1	—

Paraná Participações S/C Ltda.
Interest income	(460)	(395)	(175)

Abril Investments Corporation
Interest expense (income)	(73)	(288)	55

Abril S.A.
Interest expense (income)	2,168	—	—

The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. (affiliated company). The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in Reais and subject to variable interest of 1.69% per month as of December 31, 2006 (2.04% per month as of December 31, 2005 and 2.03% per month as of December 31, 2004). These loans do not have defined maturity dates.

As described in Note 20, on December 28, 2006 the Company received $93,545 as an advance on the sale of substantially all of the Company’s operations. On the same date, the Company transferred $93,078 to its controlling shareholder, Abril Comunicações S.A.

The realization of the loans granted to the Company’s controlling shareholder amounting to $105,779 is subject to the conclusion of the sale of substantially all of the Company’s operations as described in Note 20 and the corporate restructuring that is currently in progress. The Company’s management does not expect the recognition of losses relating to these receivables.

Related Party Transactions

Publishing and Advertising

The Company publishes a monthly programming guide detailing the Company’s programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes copies of the Company’s monthly programming guide in return for a monthly payment of approximately $2 during the year ended December 31, 2006 ($1 and $1 during the years ended December 31, 2005 and 2004) to printing costs, distribution and advertising. TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company’s monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Abril Credit Facility

Tevecap has entered, as the borrower, into a revolving credit facility (the “Abril Credit Facility”) with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a “pass-through” loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. In 2007, Tevecap intends to capitalize its indebtedness under the Abril Credit Facility, which will significantly reduce its total outstanding indebtedness. The aggregate principal amount outstanding under the Abril Credit Facility was $77,148 as of December 31, 2006, ($59,500 as of December 31, 2005).

Service Agreement with License holders

Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicações S.A., TVA Brasil and TV Show Time (the “License holders”) agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the License holders retained the title to such licenses, the License holders promised to take all steps necessary to transfer the title of such licenses to the Company. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the licenses is currently subject to approval by the Ministry of Communications or subject to the passage of certain statutory or regulatory waiting periods.

7.         Income taxes

7.1.                    The amounts charged to the provision for income tax in results for the year ended December 31, 2006, 2005 and 2004, are comprised as follows:

	2006	2005	2004

Current income tax provision	493	308	304
Deferred income taxes	8,613	27,424	8,866

	9,106	27,732	9,170

7.2.              The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$54,335	$119,268
Provision for obsolescence	11	3,185
Provision for claims	(461)	9,342
Other	(2,356)	8,185

Total gross deferred tax asset	51,529	139,980

Less valuation allowance	(51,360)	(139,869)

Deferred tax asset	$169	$111

Deferred tax liability:
Foreign currency exchange gains on Senior Notes taxable on final settlement	(59,519)	(45,988)

Deferred tax liability	$(59,350)	$(45,877)

7.3.                    Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized, with exception of the deferred tax assets recorded on CCS Camboriú Cable Systems de Telecomunicações Ltda.

As of December 31, 2006 the Company and its subsidiaries have accumulated tax losses of $382,376 ($ 333,469 in 2005) that do not expire.

7.4.                    The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

	2006	2005	2004

Loss before income taxes	$(24,872)	$(16,498)	$(5,197)
Statutory income tax rate	34%	34%	34%
Computed income tax benefit	(8,456)	(5,609)	(1,767)
Amortization of deferred charges	238	430	428
Translation (gain) loss on tax losses	(299)	(1,875)	(2,622)
Losses in foreign affiliates	7,833	12,419	1,238
Provision for income tax contingencies (note 19 c)	—	14,431	—
Other	520	269	442
Increase in valuation allowance	9,271	7,667	11,450
Total income tax expense per consolidated statements of operations	$9,106	$27,732	$9,170

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

8.                            Property, plant and equipment, net

As of December 31, 2006 and 2005, property, plant and equipment were comprised of:

	Annual
	Depreciation Rate	December 31,
	%	2006	2005

Reception equipment	20	1,152	137,035
Cable plant	10	1,354	64,406
Machinery and equipment	10	5,966	54,465
Decoders	10	153	79,419
Leasehold improvements	25	329	2,208
Furniture and fixtures	10	59	1,515
Premises	10	—	1,376
Vehicles	20	28	797
Building	4	2,756	2,901
Other	0	31	1,148
Accumulated depreciation		(9,476)	(273,372)

		$2,352	$71,898

9.                            Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization

	2006			2005
	Software	Concession	Total	Software	Concession	Total
Gross	$23	6,973	$6,996	$17,161	$12,977	$30,138
Accumulated amortization	(23)	(6,973)	(6,996)	(14,545)	(12,435)	(26,980)
Net	$—	$—	$—	$2,616	$542	$3,158

Net subject to amortization:
Trademarks and patents	—	—	—	—	—	7
	$—	$—	$—	$2,616	$542	$3,165

Aggregate amortization expense for the above intangible assets amounted to $238, $430 and $428 for the years ended December 31, 2006, 2005 and 2004, respectively.

10.                      Loans

As of December 31, 2006 and 2005, loans were comprised of:

	December 31, 2006		December 31, 2005
	Short-term	Long-term	Short-term	Long-term

Senior Notes (a)	$16,488	$31,838	$569	$47,764
Bank loans (b)	—	—	26,002	6,545
Accrued interest	—	—	265	—
	$16,488	$31,838	$26,836	$54,309

(a)                        On November 26, 1996, Tevecap raised funds in the foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes matured on November 26, 2004 and were guaranteed by certain subsidiaries of Tevecap (see Note 23). Interest accrues at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap’s Senior Notes. At the time the

Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate significant restrictive covenants of the Senior Notes agreements.

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, to extend the 12.625% Senior Notes due 2009. On November 26, 2004, the original maturity date of the senior notes, the exchange offer was still outstanding, as a result of which the Company did not pay the outstanding principal amount of such notes, although the Company paid interest accrued until such date. The new Notes are payable in three annual installments commencing November 26, 2007. The new Senior Notes are denominated in U.S. dollars and accrue interest at a rate of 12.625% per year, with interest payable on May 26 and November 26.

On December 21, 2004, the Company completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749 as of December 31, 2005 and 2004. The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap (see Note 23). One of the conditions for the exchange of the notes was that the maturity of the $201,978 in Notes held by the subsidiary TVA Communications Ltd., should be modified on terms less favorable than the terms offered to the other noteholders. On March 3, 2005, the renegotiation of the Notes held by TVA Communications Ltd. was registered with the SEC, retroactive to November 26, 2004, changing the maturity to November 26, 2011, with annual interest based on LIBOR plus 3%, limited to 12.625% per year, above exchange variation, to be paid upon the payment of the principal of the debt.

On November 7, 2005, an exchange offer proposal was filed with SEC (US- Securities and Exchange Comission) for the residual balance in the amount of $7,008. The conditions for this renegotiation were similar to those determined on October 13, 2004.

On September 13, 2005, the Company paid $265 to the creditors for which renegotiation had not been made. This amount is available to the creditors in an account of the depositary bank, JP Morgan Trust Bank.

Short-term financing in local currency is collateralized by 41% of receivables of the Company’s subsidiaries as of December 31, 2005.

The Company’s long-term financing matures as follows:

Maturity	US$	% of total

2008	$15,919	50.0%
2009	15,919	50.0%

	$31,838	100.00%

b)                           Bank loans are comprised of the following:

	2006		2005
	Short-Term	Long-Term	Short-Term	Long-Term

Banco ABC do Brasil S.A. - interest of 0.53% L-T. and 0.60% S-T. plus CDI rate per month 1.39% as of December 31, 2005	—	—	5,222	2,563

Banco Safra – annual interest 0.37% Plus CDI rate per month 1.39% as of December 31, 2005	—	—	6,418	—

Banco J.Safra – interest of 0.57% plus CDI rate per month 1.39% as of December 31, 2005	—	—	8,233	—

Banco Bic – interest of 0.60% plus CDI rate per month 1.39% as of December 31, 2005	—	—	2,138	—

Banco HSBC–interest of 0.64% plus CDI rate per month 1.39% as of December 31, 2005	—	—	2,176	—

Banco GM – interest of 1.77% per month	—	—	34	15
Banco Pine – interest of 1.10% per month	—	—	823	2,198
Banco ABC do Brasil S.A. interest of 1.14% per month	—	—	958	1,769

Total	$—	—	$26,002	6,545

11.                     Taxes payable other than income taxes

As of December 31, 2006 and 2005, taxes payable other than income taxes were comprised of:

	2006		2005
	Short-Term	Long-Term	Short-Term	Long-Term

Tax on revenue (COFINS)	$14	—	$458	—
VAT state tax (ICMS)	54	—	3,473	3,906
Tax on revenue (PIS)	4	—	101	—
Other	242	494	402	—
	$314	494	$4,434	3,906

On July 28, 1999, as a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities referring to taxes that were accrued as a charge on the gain recognized on the sale of these companies. The balance related to these taxes as of December 31, 2006 is presented in discontinued operations in Note 20 in the amount of $3,728 classified as ICMS ($4,728 as of December 31, 2005). The payment terms of these taxes were approved in 2004, under which the balance will be settled in 54 monthly payments commencing in May, 2004. The balance classified as long-term amounted to $1,859 at December 31, 2006 in discontinued operations in Note 20.

12.                   Tax recovery program (REFIS) and special installment program (PAES)

On April 5, 2000, Tevecap S.A. and its subsidiaries opted for the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000. In addition, the direct subsidiary TVA Sistema de Televisão S.A. used its credits for tax loss carryforwards amounting to $7,113 for amortization of interest and fines.

In guarantee of the payment of the debts included in the program, the subsidiary pledged property items as collateral in the amount of $16,440.

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

Management believes that this payment will be made in approximately 99 monthly installments, adjusted by TJLP.

As of December 31, 2006 and 2005, this accounts payable is segregated between short and long-term as follows:

	2006	2005

Short-term	32	1,963
Long-term	339	15,697

Total	371	17,660

13.                     Other operating expense , net

	2006	2005	2004

Loss on disposal of property and equipment	$50	—	—
Provision for inventory obsolescence	2	33	—
Expenses with commissions	4,199	—	—
Other	358	308	216
	$4,609	$341	$216

14.                     Other nonoperating income, net

	2006	2005	2004

Net gain on sale of equity method investments	—	—	(8,443)

	$—	$—	$(8,443)

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

On September 27, 2004, ANATEL – Agência Nacional de Telecomunicações approved the contract dated October 08, 2003 for the sale of the Company’s investments in Paraná Participações Ltda, Zerelda Participações S/C Ltda and its wholly subsidiary TVA Cabo Guarapuava Ltda, and TV Jacarandá Ltda. The net loss on sale of these investment recorded in 2005 amounted to $368.

15.                     Redeemable Stock

As of December 31, 2005, 9.5% of the common stock of Tevecap was subject to an event put, i.e., “triggering event” under the Stockholders’ Agreement pursuant to which each of the stockholders (other than Abril Comunicações S.A. (“Abril”)) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders becomes publicly registered, listed or traded. In addition, as of December 31, 2006 and 2005, 5.8% of the same common stock of Tevecap (27,930 thousand shares) are also subject to a time put whereby, pursuant to the Stockholders’ Agreement, Falcon International Communications (“Falcon”) may also demand that Tevecap buy all or a portion of Falcon’s shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002. On July 15, 2005, the Stockholders Agreement was amended to change the term of the time put to September 22, 2006. The time put is redeemable at fair value as determined by appraisal. In the event that Tevecap does not have the funds to pay the amounts due under the time put, subject to certain conditions, Abril becomes ultimately responsible payment under the terms of the put.

On December 22, 2006, Abril acquired 9.5% of the Company’s shares held by minority shareholders pursuant to an event put and became owner of 100% of the Company. The minority shareholders signed an agreement under which the obligation under the time put was cancelled. Accordingly, the balance relating to the time put amounting to $30,380, recorded as Redeemable Common Stock, was reversed against the shareholders’ deficiency for the year ended December 31, 2006.

16.                     Capital Stock

The capital stock of the Company as of December 31, 2006 and 2005, held entirely by Brazilian stockholders, is comprised of 485,220,440 common shares.

The shares of Tevecap held by Abril have been pledged in connection with certain debentures issued by Abril.

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

On December 22, 2006 Abril acquired 9.5% of the Company’s shares from the minority shareholders, and became the owner of 100% of the Company outstanding common shares.

17.                     Accrual for contingencies

The Company records provisions for contingences for probable estimable losses based on the opinion of management and external legal counsel.

17.1.              The accrued amounts of the contingencies under litigation, as of December 31, 2006 and 2005, are as follows:

	2006	2005
	Long-term	Long-term

Labor lawsuits (a)	93	2,740
Civil lawsuits (b)	—	199
Income tax (c)	12,240	10,566
Social contribution tax (c)	4,470	3,865
VAT state tax (ICMS) (d)	14,346	23,246
Social security compulsory deposit (FGTS)	—	19
Other	85	2,555
	$31,234	$43,190

(a)              Labor lawsuits

These are part of various labor claims against certain subsidiaries, especially due to terminations occurred in the normal course of their businesses. The most frequent claims refer to proportional vacation pay, salary differences, night shift premiums, overtime, social charges, among others. There are no individual claims of significant amounts.

(b)             Civil lawsuits

Certain subsidiaries are defendants in civil claims at various legal levels, there are no individual claims of significant amounts.

(c)              Income tax

December 18, 2003 for the year 1998 and in March 11, 2004 for the years 1999 and 2001, the Company was served a tax assessment notice demanding the payment of income tax ($12,240 in 2006, $10,566 in 2005) and the social contribution tax ($4,470 in 2006, $3,865 in 2005) for the years ended December 31, 1998, 1999 and 2001, relating to the deductibility of financial expenses arising from exchange variation on dividends receivable, profits of foreign subsidiaries and uncollected interest on loans granted to its subsidiaries. During 2005, the Company recorded a provision for this contingency amonting to $16,710 in 2006 ($14,431 in 2005), since the likelihood of loss was changed from possible to probable based on the opinion of the Company’s external legal counsel.

(d)             ICMS

d.1)        In November 05, 1998, in response to a fiscal inquiry, the Company filed a lawsuit challenging the constitutionality of ICMS on cable television services. During the year ended December 31, 2005, the Company recorded a provision amounting to $110 in 2006 ($11.191 in 2005). The Company has made fiscal deposits amounting to $208 in 2006 ($8,264 in 2005) related to this contingency as described in Note 17.2.

d.2)        In January 23, 2001, TVA Sistema de Televisão S.A. consulted with the Brazilian tax authorities as to whether ICMS should be applied to advertising revenues in response to a fiscal inquiry. Prior to 2005, the probability of loss relating to this matter was remote. During the year ended December 31, 2005, the Company recorded a provision amounting to $14,236 in 2006 ($12.055 in 2005) based on the opinion of its external legal counsel, which determined that the likelihood of loss relating to this item changed from remote to probable.

17.2.              With respect to certain claims for which provisions have been recorded. The Company’s subsidiaries have judicial deposits as of December 31, 2006 and 2005, as follows:

	2006	2005
	Long-term	Long-term

Labor lawsuits	18	1,510
Civil lawsuits	—	737
Income tax	—	119
Social security (INSS)	28	335
Tax on revenue (PIS)	—	32
Tax on revenue (COFINS)	—	59
VAT state tax (ICMS)	208	8,264
Other	295	831
	549	11,887

17.3.              Following are the contingencies for which the Company has not recorded a provision since the likelihood of loss is possible:

	2006	2005

Civil contingency (a)	6,850	6,267
Tax contingency (b)	3,993	4,952

	10,843	11,219

(a)     Civil contingencies

Certain subsidiaries are defendants in civil claims at various legal levels refers to the sum of many requests for indemnities for pain and suffering and/or material damages and claim for occupational damages. There are no individual claims of significant amounts needing specific disclosure.

(b)    Tax contingencies

Tax contingencies for which no provisions have been recorded are dispersed and Management understands that there are no individual claims of significant amounts needing specific disclosure.

17.4.              Following are the contingencies for which the Company has not recorded a provision since the likelihood of loss is remote:

a)         Tax on use of public roads, and aerial and underground space

Certain municipalities in the States of São Paulo, Paraná and Santa Catarina which the Company is operating promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax. The Company currently involved in seven claims relating to this issue and has taken legal action questioning the constitutionality and legality of this tax. Five of these claims are in the appeals phase in the Courts of Justice of São Paulo, Paraná and Santa Catarina, and two of these claims are in the Appeal Court of the State of São Paulo. If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. The maximum potential loss relating to this lawsuit amounted to $43 million as of December 31, 2006. The Company based on the opinion of its external counsel that classify the likelihood of an unfavorable outcome relating to these claims are remote.

b)        ECAD

The Company’s operating companies are currently defending a lawsuit brought by the Escritório Central de Arrecadação e Distribuição (Central Collection and Distribution Office, or “ECAD”), entity authorized to enforce copyright laws relating to musical works.  ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators.  ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators.  The suits are currently being submitted to the Superior Tribunal de Justiça in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television.  Suits were filed against TVA in the 1 Vara Cível Forum Central de Curitiba (against TVA Sul) and the 14 Vara Cível Forum Central de São Paulo (against TVA Brasil).  The suit against TVA Sul has been initially ruled in TVA’s favor, while the suit against TVA Brasil is currently awaiting judgment. The maximum potential loss relating to this lawsuit amounted to $686 as of December 31, 2006. The Company based on the opinion of its external counsel that classify the likelihood of loss is remote related to these lawsuits.

18.       Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the "Health Care Plan"), was created to provide health care to Abril companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associação Abril de Benefícios, the company responsible for management of the plan.

In 2006, contributions made by Tevecap’s subsidiaries of Associação Abril de Benefícios amounted to $11 ($11 in 2005 and $8 in 2004).

 19.      Valuation and qualifying accounts and reserves

	Provision	Provision	Deferred		Provision
	for	for	taxation	Accrual	for
	doubtful	inventory	valuation	for	equipment
	accounts	obsolescence	allowance	contingencies	obsolescence

Balance as of December 31, 2003	3,248	263	92,807	11,272	5,625
Additions	1,414	368	21,842	1,953	2,117
Effect of exchange rate	432	61	—	1,319	691
Balance as of December 31, 2004	5,094	692	114,649	14,544	8,433
Additions	385	1,948	25,220	25,660	3,519
Effect of exchange rate	698	171	—	2,986	2,281
Balance as of December 31, 2005	$6,177	$2,811	$139,869	$43,190	$14,233
Additions	1,922	—	13,965	500	—
Deductions	—	(459)	—	—	—
Effect of exchange rate	619	258	—	4,102	1,350
Discontinued operations	(8,408)	(2,570)	(102,474)	(16,558)	(15,583)
Balance as of December 31, 2006	$310	$40	$51,360	$31,234	$—

20.       Discontinued Operations

On October 29, 2006, the Company entered into certain agreements with Telesp for the sale of principally all of the operations of the Company. Under these agreements, the Company expects to transfer its MMDS, SCM (Internet and telephony) licenses and operations to Telesp and to transfer our Cable operations and licenses (other than those related to CCS Camboriú Cable System de Telecomunicações Ltda.) to certain entities to be owned by a joint venture company formed between Telesp and certain affiliates of Abril Comunicações. The transaction was structured such that upon consummation Telesp will become the owner of a minority stake in the Cable entities, within the limits set forth in applicable regulations and in Telesp’s concession agreement for telephony services, while certain affiliates of Abril Comunicações will continue to have a majority stake in the Cable entities. The agreements also stipulate the sale of CCS Camboriú if the Company is able to acquire the minority shareholders of CCS Camboriú. This sale of Tevecap’s operations is subject to approval by the Agência Nacional de Telecomunicações – Anatel, the Brazilian Telecommunications Agency, and the Conselho Administrativo de Defesa Econômica – CADE (Administrative Council for Economic Defense or “CADE”), the Brazilian anti-trust governmental entity. The sale is also subject to the implementation of a corporate reorganization by the Company and Abril and the ability to transfer the related assets free and clean of encumbrances. The Company’s Board of Directors believes that it is highly probable that the sale (other than CCS Camboriú) will be approved. The Company does not expect to recognize a loss in connection with the sale of the above operations of Tevecap. Additionally, the book values of the assets of these operations do not exceed their fair values.

The agreements also stipulate that Telesp and Tevecap will begin to participate in joint telephony, broad band and subscription TV services during the approval process period. In connection with these services, the Company and Telesp have established certain contractual commercial and operational relationships.

On December 28, 2006, Telesp made an advance payment of $93,545 million. In addition, Telesp granted the Company a line of credit of up to $52,619 million for capital expenditures, of which the Company had borrowed $38,371 million up to June 30, 2007. In the event the sale does not occur, the Company is obligated to return by April 30, 2008 the advance payment and any amounts borrowed under the line of credit together with, in each case, interest accrued thereon at the rate of 103% of the CDI rate (the interbank certificate of deposit rate in Brazil) from the date of the determination that the transaction will not close. Our obligation to repay these amounts was guaranteed by a pledge of our Cable networks. In addition, our operating agreements with Telesp will terminate on July 31, 2007 in the event that the transaction does not close.

The Senior Notes are not being transferred under the above agreements and will remain obligations of ours following the corporate reorganization mentioned above. Additionally, Tevecap S.A. and/or Abril, have assumed responsibility for potential contingencies that arise after the sale of Tevecap’s operations described above relating to periods prior to completion of the sale.

In addition, the Company expects that as a result of the transaction, substantially all of the assets of TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. (other than TVA Sul Paraná’s equity interests in CCS Camboriú Cable System de Telecomunicações Ltda.), will be transferred to the purchasers under the above agreements, although they will not continue to be Guarantors under the Senior Notes. The Company’s management is analysing the effects of the transaction as a whole on the Senior Notes.

Following is selected financial information relating to Tevecap’s operations that are classified as discontinued operations as a result of this agreement:

	December 31,
	2006	2005

Cash and cash equivalents	$4,639	$8,928
Accounts receivable, net	8,300	3,371
Inventories, net	11,822	8,381
Recoverable taxes	974	293
Prepaid and other assets	300	780
Property, plant and equipment, net	91,492	69,299
Intangible assets, net	3,356	2,943
Judicial deposits	14,764	11,448

Current assets held for sale	$135,647	$105,443

	December 31,
	2006	2005

Loans	$33,012	$32,819
Film suppliers	5,280	5,226
Other suppliers	10,030	7,708
Tax recovery program – PAES/REFIS	17,139	16,588
Taxes payable other than income taxes	10,081	8,062
Income tax payable	895	297
Accrued payroll and related liabilities	2,847	2,531
Advances from customers	—	441
Other accounts payable	1,271	387
Accrual for contingencies	16,558	16,507

Current Liabilities directly associated with current assets held for sale	$97,113	$90,566

	Year ended December 31,
	2006	2005	2004

Gross revenues
Monthly subscriptions	$150,353	$123,085	$91,616
Installation	2,713	2,053	964
Advertising	5,037	3,534	1,833
Additional services	9,767	6,725	6,151
Taxes on revenues	(23,842)	(19,466)	(14,026)
Direct operating expenses (excluding depreciation and and amortization stated separately below)
Payroll and benefits	(1,780)	(1,620)	(1,988)
Programming	(31,652)	(29,462)	(25,483)
Technical assistance	(1,782)	(1,470)	(1,246)
TVA magazine	(571)	(305)	(1,265)
Pole rental	(2,137)	(2,090)	(1,419)
Other costs	(9,285)	(7,723)	(4,715)
Selling, general and administrative expenses
Payroll and benefits	(11,276)	(8,500)	(5,503)
Advertising and promotion	(4,983)	(5,123)	(1,463)
Rent	(1,815)	(1,170)	(1,355)
Other selling, general and administrative expenses	(29,522)	(32,222)	(15,780)
Depreciation	(25,197)	(23,146)	(19,634)
Amortization	(3,508)	(5,800)	(4,099)
Other operating expense, net	(986)	(6,587)	(3,096)
Interest income	1,566	487	333
Interest expense	(16,140)	(10,205)	(5,165)
Foreign currency transaction income, net	366	223	64
Income (loss) from discontinued operations, before income taxes	5,326	(18,782)	(5,276)
Income tax expense	(962)	(314)	—
Income (loss) from discontinued operations	4,364	(19,096)	(5,276)

CASH FLOW INFORMATION

	Year Ended December 31,
	2006	2005	2004

Amounts of cash flow relating to discontinued operations:
Provided by operating activities:
Depreciation	$25,197	23,146	19,634
Amortization	3,508	5,800	4,099
Allowance for doubtful accounts	1,757	366	1,393
Provision for inventory obsolescence	460	—	—
Loss on sale of obsolete inventories	1,495	1,172	480
Write-off of assets related to cancellation of subscriptions	—	3,519	2,117
Disposal and write-off of property, plant and equipment	197	771	382
Foreign currency transaction loss, net	(366)	(223)	(64)
Current income taxes	962	314	—
Accrued interest	6,158	(11,506)	361
Changes in operating assets and liabilities:
Accounts receivable	(6,211)	(3,062)	1,615
Prepaid expenses and other assets	573	409	480
Recoverable taxes	(660)	—	—
Inventories	(2,143)	2,177	(334)
Suppliers	832	1,545	(1,373)
Accrual for contingencies	1,138	5,547	1,955
Taxes payable other than income taxes	142	741	919
Accrued payroll and related liabilities	75	973	(192)
Advances received from subscribers	—	1,296	—
Judicial deposits	(2,177)	(1,765)	(1,376)
Other	536	708	784
Cash flow from discontinued operations	31,473	31,928	30,880
Cash flows from investing activities:
Purchases of property, plant and equipment	(42,739)	(26,495)	(13,346)
Purchase of intangible assets	(1,643)	—	—
Cash flow from discontinued operations	$(44,382)	$(26,495)	$(13,346)
Cash flows from financing activities:
Proceeds from bank loans	37,264	48,661	36,192
Repayment of loans from banks	(45,195)	(33,226)	(43,084)
Repayments of program PAES/REFIS	(1,409)	(4,090)	(4,233)
Cash flow from discontinued operations	(9,340)	11,345	(11,125)

Related Party Transactions

Editora Abril Service Agreement

In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril. Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately $201 as of December 31, 2006 ($184 and $130 as of December 31, 2005 and 2004).

Publishing and Advertising

The Company publishes a monthly programming guide detailing the Company’s programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes copies of the Company’s monthly programming guide in return for a monthly payment of approximately $228 during the year ended December 31, 2006 ($172 and $126 during the years ended December 31, 2005 and 2004) to printing costs, distribution and advertising. TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company’s monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

Accounts receivable, net

As of December 31, 2006 and 2005, accounts receivable were comprised of:

	2006	2005
Subscriptions and installation fees	$14,163	$8,669
Advertising	869	626
Barter transactions	1,676	13
Provision for doubtful accounts	(8,408)	(5,937)
	$8,300	$3,371

No single customer accounted for more than 10% of total accounts receivable as of December 31, 2006 and 2005.

Inventories, net

As of December 31, 2006 and 2005, inventories were comprised of:

	2006	2005
Materials and supplies	$13,083	$11,154
Imports in transit	$1,309	$—
Provision for obsolescence	(2,570)	(2,773)
	$11,822	$8,381

Property, plant and equipment, net

As of December 31, 2006 and 2005, property, plant and equipment were comprised of:

	Annual
	Depreciation Rate	December 31,
	%	2006	2005

Reception equipment	20	167,579	135,940
Cable plant	10	71,467	63,481
Machinery and equipment	10	54,446	49,482
Decoders	10	101,847	79,280
Leasehold improvements	25	2,103	1,907
Furniture and fixtures	10	1,732	1,461
Premises	10	1,499	1,376
Vehicles	20	704	748
Building	4	421	385
Other	0	5,730	1,087
Accumulated depreciation		(316,036)	(265,848)

		$91,492	$69,299

Intangible assets subject to amortization

Following is a summary of the Company’s intangible assets subject to amortization:

	2006			2005
	Software	Concession	Total	Software	Concession	Total
Gross	$20,433	$7,235	$27,668	$17,140	6,608	$23,748
Accumulated amortization	(17,085)	(7,235)	(24,320)	(14,524)	(6,288)	(20,812)
Net	$3,348	$—	$3,348	$2,616	$320	$2,936

Net subject to amortization:
Trademarks and patents	—	—	8	—	—	7
	$3,348	$—	$3,356	$2,616	$320	$2,943

Aggregate amortization expense for the above intangible assets amounted to $3,508, $5,800, and $4,099 for the years ended December 31, 2006, 2005 and 2004, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2007	$1,038
2008	1,038
2009	664
2010	441
2011	167
Total	3,348

Loans

	December 31, 2006		December 31, 2005
	Short-term	Long-term	Short-term	Long-term

Bank loans (a)	$13,220	$19,792	$26,002	$6,552
Accrued interest	—	—	265	—

	$13,220	$19,792	$26,267	$6,552

(a) As of December 31, 2006 and 2005, loans were comprised of:

	2006		2005
	Short-Term	Long-Term	Short-Term	Long-Term

Banco ABC do Brasil SA - interest of 0,25% plus CDI rate per month 1,04% as of December 31, 2006	$2,340	—	5,222	2,563
Banco Safra – annual interest 0,37% plus CDI rate per month 1,39% as of December 31, 2005	—	—	6,418	—
Banco J.Safra – interest of 0,21% plus CDI rate per month 1,04% as of December 31,2006	49	6,782	8,233	—
Banco Bic – interest of 0,60% plus CDI rate per month 1,39% as of December 31,2005	—	—	2,138	—
Banco HSBC–interest of 0,64% plus CDI rate per month 1,04% as of December 31, 2006	3,775	—	2,176	—
Banco GM – interest of 1,77% per month	—	—	34	22
Banco Pine – interest of 1,10% per month	1,407	1,056	823	2,198
Banco ABC do Brasil SA interest of 1,14% per month	3,351	4,704	958	1,769
Banco Itaú – interest of 0,17% plus CDI rate per month 1,04% as of December 31, 2006	2,170	7,250	—	—
Teeleap – interest of 2,2% per month	128	—	—	—
Total	$13,220	19,792	$26,002	6,552

The Company’s long-term financing matures as follows:

Maturity	US$	% of total

2008	$14,880	75.2%
2009	4,912	24.8%

	$19,792	100.00%

Taxes payable other than income taxes

As of December 31, 2006 and 2005, taxes payable other than income taxes were comprised of:

	2006		2005
	Short-Term	Long-Term	Short-Term	Long-Term

Tax on revenue (COFINS)	$602	—	$443	—
VAT state tax (ICMS)	4,510	4,465	3,322	3,908
Tax on revenue (PIS)	135	—	99	—
Other	369	—	290	—
	$5,616	4,465	$4,154	3,908

On July 28, 1999, as a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities referring to taxes that were accrued as a charge on the gain recognized on the sale of these companies. The balance related to these taxes as of December 31, 2006 is $3,728 classified as ICMS ($4,728 as of December 31, 2005). The payment terms of these taxes were approved in 2004, under which the balance will be settled in 54 monthly payments commencing in May, 2004. The balance classified as long-term amounted to $1,859 at December 31, 2006.

Tax recovery program (REFIS) and special installment program (PAES)

On April 5, 2000, Tevecap S.A. and its subsidiaries opted for the Government’s Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000. In addition, the direct subsidiary TVA Sistema de Televisão S.A. used its credits for tax loss carryforwards amounting to $7,113 for amortization of interest and fines.

In guarantee of the payment of the debts included in the program, the subsidiary pledged property items as collateral in the amount of $16,440.

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

Management believes that this payment will be made in approximately 99 monthly installments, adjusted by TJLP.

As of December 31, 2006 and 2005, this accounts payable is segregated between short and long-term as follows:

	2006	2005

Short-term	2,052	1,841
Long-term	15,087	14,747

Total	17,139	16,588

Other costs

	2006	2005	2004

Telephone and internet	$2,981	$2,205	$1,109
Outside services – legal entities	2,168	2,371	666
Power sources	1,094	992	838
External network maintenance	1,846	1,403	1,162
Ancillary and consumable materials	276	191	459
Other	920	561	481

	$9,285	$7,723	$4,715

Other operating expense, net

	2006	2005	2004

Write-off of assets related to cancelation of subscriptions	$—	$3,519	$2,117
Loss (Gain) on disposal of property and equipment	(61)	771	384
Loss on sale of obsolete inventories	1,472	1,172	480
Provision for inventory obsolescence	—	1,916	49
Other	(425)	(791)	66
	$986	$6,587	$3,096

Accrual for contingencies

The accrued amounts of the contingencies under litigation, as of December 31, 2006 and 2005, are as follows:

	2006	2005
	Long-term	Long-term

Labor lawsuits (a)	3,034	2,723
Civil lawsuits (b)	112	199
VAT state tax (ICMS) (c)	11,074	11,089
Social security compulsory deposit (FGTS)	36	19
Other	2,302	2,477
	$16,558	$16,507

(a)              Labor lawsuits

These are part of various labor claims against certain subsidiaries, especially due to terminations occurred in the normal course of their businesses. The most frequent claims refer to proportional vacation pay, salary differences, night shift premiums, overtime, social charges, among others. There are no individual claims of significant amounts.

(b)             Civil lawsuits

Certain subsidiaries are defendants in civil claims at various legal levels, there are no individual claims of significant amounts.

(c)              ICMS

In November 05, 1998, in response to a fiscal inquiry, the Company filed a lawsuit challenging the constitutionality of ICMS on cable television services. During the year ended December 31, 2005, the Company recorded a provision amounting to $11,074 in 2006 ($11,089 in 2005). The Company has made fiscal deposits amounting to $10.392 in 2006 ($8,088 in 2005) related to this contingency.

With respect to certain claims for which provisions have been recorded, the Company’s subsidiaries have judicial deposits as of December 31, 2006 and 2005, as follows:

	2006	2005
	Long-term	Long-term

Labor lawsuits	2,165	1,506
Civil lawsuits	1,294	734
Income tax	139	119
Social security (INSS)	188	311
Tax on revenue (PIS)	35	32
Tax on revenue (COFINS)	65	59
VAT state tax (ICMS)	10,392	8,088
Other	486	599
	14,764	11,448

Additionally, fixed assets in the amount of $1,385 as of December 31, 2006 ($10,028 in 2005), consolidated amounts, were offered as collateral in connection with the judicial proceedings described above.

Commitments

As of December 31, 2006, the Company has purchase obligations for programming costs through the year 2010 and minimum payments due under operating leases as follows:

	Programming costs	Operating leases and others
2007	25,694	6,358
2008	19,739	5,042
2009	8,422	2,787
2010	—	1,371

Total	$53,855	15,558

Pension plan

In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdência Privada (“Abrilprev”), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $89 for the year ended December 31, 2006 ($45 in 2005 and $33 in 2004).

Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril companies’ employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associação Abril de Benefícios, the company responsible for management of the plan.

In 2006, contributions made by Tevecap’s subsidiaries of Associação Abril de Benefícios amounted to $1,731 ($578 in 2005 and $454 in 2004).

Valuation and qualifying accounts and reserves

	Provision	Provision	Deferred		Provision
	for	for	taxation	Accrual	for
	doubtful	inventory	valuation	for	equipment
	accounts	obsolescence	allowance	contingencies	obsolescence

Balance as of December 31, 2003	3,150	259	75,334	11,026	5,625
Additions	1,402	368	6,573	1,948	2,117
Effect of exchange rate	422	61	—	1,296	691
Balance as of December 31, 2004	4,974	688	81,907	14,270	8,433
Additions	284	1,948	22,599	313	3,519
Deductions	—	(33)	—	—	—
Effect of exchange rate	679	170	—	1,924	2,281
Balance as of December 31, 2005	$5,937	$2,773	$104,506	$16,507	$14,233
Additions	1,875	—	—	—	—
Deductions	—	(458)	(2,032)	(1,488)	—
Effect of exchange rate	596	255	—	1,539	1,350
Balance as of December 31, 2006	$8,408	$2,570	$102,474	$16,558	$15,583

21.                     Recent accounting pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While we are still evaluating our tax positions, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We cannot currently estimate the impact of SFAS No. 159 on our consolidated results of losses, cash flows or financial position and have not yet determined whether or not we will choose to measure items subject to SFAS No. 159 at fair value.

22.       Segment information

The Company’s continuing operations relate to one operating segment, Pay Television.

23.                     Financial information for subsidiary guarantors and non-guarantor subsidiaries

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

As discussed in Note 20, in the event that Tevecap sells substantially all of its assets to Telesp, substantially all of the assets of TVA Sistema de Televisão S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. (other than TVA Sul Paraná’s equity interests in CCS Camboriú Cable System de Telecomunicações Ltda.), will be transferred to the purchasers under the above agreements, although they will not continue to be Guarantors under the Senior Notes. The Company’s management is analysing the effects of the transaction as a whole on the Senior Notes.

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

•                TVA Sistema de Televisão S.A.

•                TVA Sul Paraná Ltda.

b)    Majority-Owned Guarantor Subsidiaries

•                CCS Camboriú Cable System de Telecomunicações Ltda.

c)    Non-Guarantor Subsidiaries

•                TVA Communications Aruba N.V.

•                Rede Ajato Ltda.

•                TVA Overseas Ltd.

•                TVA Inc

•                TVA Continental S.A.

•                TVA Pelicano S.A.

•                TVA Network Participações S.A.

Separate financial statements have been presented for CCS Camboriú Cable System Telecomunicações Ltda. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

23.          Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheets
as of December 31, 2006

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	guarantor
Assets	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$493	$47	$1,214	$—	$—	$1,754
Accounts receivable, net	78	22	33	2,095	(2,056)	172
Inventories, net	—	—	97	—	—	97
Recoverable taxes	—	47	411	—	—	458
Prepaid and other assets	242	—	2	—	(233)	11
Current assets held for sale	—	136,318	—	—	(671)	135,647
Total current assets	813	136,434	1,757	2,095	(2,960)	138,139

Property, plant and equipment, net	—	334	2,018	—	—	2,352
Investments	(1,250)	1,172	—	—	78	—
Recoverable taxes	(5)	—	7	45	—	47
Loans receivable from related companies	168,986	421,039	236	54,260	(538,676)	105,845
Dividends receivable	446,471	—	—	—	(446,471)	—
Judicial deposits	—	43	506	—	—	549

Total assets	$615,015	$559,022	$4,524	$56,400	$(988,029)	$246,932

23.       Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheets
as of December 31, 2006

		Wholly-	Majority-
		Owned	Owned	Non-
Liabilities and Shareholders’	Parent	Guarantor	Guarantor	Guarantor
Equity (Deficiency)	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Current Liabilities
Loans	$16,488	$—	$—	$—	$	$16,488
Filmsuppliers	—	—	194	—	—	194
Other suppliers	238	2,471	42	2	(2,540)	213
Tax recovery program - PAES/REFIS	—	32	—	—	—	32
Taxes payable other than income taxes	33	33	246	2	—	314
Income tax payable	—	—	491	—	—	491
Deferred income tax	1,960	—	—	—	—	1,960
Accrued payroll and related liabilities	—	—	26	—	—	26
Advances from customers	—	7,030	—	—	—	7,030
Advance on sale of Tevecap’s operations	93,545	—	—	—	—	93,545
Other accounts payable	3,808	600	1,019	—	(1,032)	4,395
Liabilities directly associated with current assets held for sale	10,920	86,193	—	—	—	97,113

Total current liabilities	126,992	96,359	2,018	4	(3,572)	221,801

Long-term liabilities
Loans	31,838	—	—	—	—	31,838
Loans payable to related companies	450,863	179,278	—	27,657	(538,676)	119,122
Taxes payable other than income	—	—	494	—	—	494
Accrual for contingencies	16,760	14,246	228	—	—	31,234
Tax recovery program - PAES/REFIS	—	339	—	—	—	339
Liability to fund equity investee	126,599	—	—	—	(126,599)	—
Deferred income tax	57,559	—	(169)	—	—	57,390
Dividends payable	—	381,147	—	65,324	(446,471)	—

Total long-term liabilities	683,619	575,010	553	92,981	(1,111,746)	240,417
Minority interest	—	—	—	—	781	781
Shareholders’ deficit
Common stock	515,774	283,365	1,860	15,068	(300,291)	515,776
Accumulated other comprehensive income (loss)	(39,284)	189,231	(45)	(1,794)	(183,646)	(35,538)
Accumulated deficit	(672,086)	(584,943)	138	(49,859)	610,445	(696,305)
Total shareholders’ equity (deficiency)	(195,596)	(112,347)	1,953	(36,585)	126,508	(216,067)
Total liabilities and shareholders’ equity (deficiency)	$615,015	$559,022	$4,524	$56,400	$(988,029)	$246,932

23.       Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statements of Operations
for the year ended December 31, 2006

		Wholly-
		Owned	Majority-	Non-
	Parent	Guarantor	Owned	Guarantor
Description	Company	Subsidiaries	Guarantor	Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	$—	$32	$4,486	$—	$—	$4,518
Installation	—	7	44	—	—	51
Advertising	—	101	6	—	—	107
Addtional services	—	232	102	—	(232)	102
Taxes on revenues	(6)	(26)	(674)	—	—	(706)
	(6)	346	3,964	—	(232)	4,072

Direct operating expenses
Payroll and benefits	—	—	33	—	—	33
Programming	—	—	1,190	—	—	1,190
Technical assistance	—	—	45	—	—	45
TVA magazine	—	—	14	—	—	14
Rent	—	—	37	—	—	37
Other costs	—	1	102	—	—	103
	—	1	1,421	—	—	1,422

Selling, general and administrative expenses
Payroll and benefits	—	—	118	—	—	118
Advertising and promotion	—	—	27	—	—	27
Rent	2	4	33	—	—	39
Other selling, general and administrative expenses	561	535	599	9	(232)	1,472
	563	539	777	9	(232)	1,656
Depreciation	—	646	345	—	(412)	579
Amortization	238	—	—	—	—	238
Other operating expense, net	4,564	—	45	—	—	4,609
Income (loss) from operations	(5,371)	(840)	1,376	(9)	412	(4,432)
Interest income	(1,733)	(15,347)	(49)	—	15,939	(1,190)
Interest expense	30,935	8,743	131	1,238	(15,939)	25,108
Foreign currency transaction (income) loss, net	(36,634)	29,578	15	3,222	—	(3,819)
Income (loss) before income taxes, equity in affiliates and minority interest	2,061	(23,814)	1,279	(4,469)	412	(24,531)

Equity in (losses of) affiliates, net	(23,963)	512	—	(1,678)	25,129	—
Minority interest	—	—	—	—	341	341
Income (loss) from continuing operations before income taxes	(21,902)	(23,302)	1,279	(6,147)	25,200	(24,872)

Income tax from continuing operations - current	—	10	483	—	—	493
Income tax from continuing operations - deferred	8,671	—	(58)	—	—	8,613
Income (loss) from continuing operations	(30,573)	(23,312)	854	(6,147)	25,200	(33,978)
Discontinued operations
Income from discontinued operations before income taxes	803	4,523	—	—	—	5,326
Income taxes on discontinued operations	—	(962)	—	—	—	(962)
Income from discontinued operations	803	3,561	—	—	—	4,364

Net income (loss)	(29,770)	(19,751)	854	(6,147)	25,200	(29,614)

23.       Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statement's of Cash Flows
for the year ended December 31, 2006

		Wholly-	Majority-	Non-
	Parent	Owned	Owned	Guarantor
	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(29,770)	$(19,751)	$854	$(6,147)	$25,200	$(29,614)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	646	345	—	(412)	579
Amortization	238	—	—	—	—	238
Allowance for doubtful accounts	—	(28)	89	—	—	61
Provision for inventory obsolescence	—	(1)	—	3	—	2
Loss on sale of obsolete inventories	—	—	6	—	—	6
Minority interest	—	—	—	—	341	341
Allowance for loans receivable from related companies	460	—	—	—	—	460
Disposal and write-off of property, plant and equipment	—	—	50	—	—	50
Equity in (income) losses of affiliates	23,963	(512)	—	—	(23,451)	—
Foreign currency transaction loss, net	(36,634)	29,578	15	3,222	—	(3,819)
Current income taxes	—	10	483	—		493
Deferred income taxes	8,671	—	(58)	—	—	8,613
Accrued interest	26,729	(4,768)	18	1,201	—	23,180
Changes in operating assets and liabilities:
Accounts receivable	225	44	(94)	4	483	662
Prepaid expenses and other assets	(228)	—	729	—	140	641
Recoverable taxes	—	—	(135)			(135)
Inventories	—	—	11	—	—	11
Suppliers	234	129	39	2	(254)	150
Accrual for contingencies	3	(410)	(3)	—	—	(410)
Taxes payable other than income taxes	(154)	(20)	11	(2)	—	(165)
Current income taxes	—	—	—	(3)	—	(3)
Accrued payroll and related liabilities	—	—	1	—	—	1
Advances received from customers	—	(485)	—	—	—	(485)
Judicial deposits	—	(16)	(50)	—	—	(66)
Other	3,741	966	46	1,681	(1,679)	4,755
Cash flow from Discontinued operations	803	30,670	—	—	—	31,473

Net cash provided by (used in) operating activities	(1,719)	36,052	2,357	(39)	368	37,019

Cash flows from investing activities:
Purchases of property, plant and equipment	—	—	(161)	—	—	(161)
Advances on sale of Tevecap’s operation	93,545	—	—	—	—	93,545
Purchases of intangible assets	—	—	—	—	—	—
Cash flow from Discontinued operations	—	(44,382)	—	—	—	(44,382)
Net cash provided by (used in) investing activities	93,545	(44,382)	(161)	—	—	49,002

Cash flows from financing activities:
Repayment of loans from banks	(6,034)	—	—	—	—	(6,034)
Repayment of program PAES/REFIS	—	(30)	(170)	—	—	(200)
Loans to related parties	(93,773)	(18,526)	(345)	—	—	(112,644)
Repayments of loans made to related parties	228	4,418	345	—	—	4,991
Dividends paid	—	—	(1,489)	—	—	(1,489)
Proceeds from loans from related parties	15,391	37,782	—	38	—	53,211
Repayments of loans from related parties	(4,418)	(7,492)	—	—	—	(11,910)
Cash flow from Discontinued operations	(2,405)	(6,935)	—	—	—	(9,340)
Net cash provided by (used in) financing activities	(91,011)	9,217	(1,659)	38	—	(83,415)

Effect of exchange rate changes	(327)	(5,138)	(133)	—	(368)	(5,966)
Net increase (decrease) in cash and cash equivalents	488	(4,251)	404	(1)	—	(3,360)
Cash and cash equivalents at beginning of the period	5	8,937	810	1	—	9,753

Cash and cash equivalents at end of the period	$493	$4,686	$1,214	$—	$—	$6,393

Cash and cash equivalent - continuing operation	5	9	810	1	—	825
Cash and cash equivalent - discontinued operation	—	8,928	—	—	—	8,928
Cash and cash equivalent at beginning of the period	5	8,937	810	1	—	9,753

Cash and cash equivalent - continuing operation	493	47	1,214	—	—	1,754
Cash and cash equivalent - discontinued operation	—	4,639	—	—	—	4,639
Cash and cash equivalent at end of the period	493	4,686	1,214	—	—	6,393

23.       Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheets
as of December 31, 2005

		Wholly-	Majority-
		Owned	Owned	Non-
	Parent	Guarantor	Guarantor	guarantor
Assets	Company	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$5	$8,937	$810	$—	$1	$9,753
Accounts receivable, net	280	4,033	25	1,917	(2,409)	3,846
Inventories, net	—	8,381	97	—	—	8,478
Recoverable taxes	—	299	250	3	—	552
Prepaid and other assets	8	1,090	681	—	(795)	984
Other accounts receivable	—	82	—	—	—	82
Total current assets	293	22,822	1,863	1,920	(3,203)	23,695

Property, plant and equipment, net	—	69,562	2,077	—	259	71,898
Investments	(6,254)	1,404	—		4,850	—
Recoverable taxes	—	35	6	40	—	81
Intangible assets, net	222	2,943	—	—	—	3,165
Loans receivable from related companies	67,738	386,854	187	54,260	(500,912)	8,127
Dividends receivables	407,807	—	—	—	(407,807)	—
Judicial deposits	—	11,473	414	—	—	11,887
Total assets	$469,806	$495,093	$4,547	$56,220	$(906,813)	$118,853

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheet

as of December 31, 2005

Liabilities and Shareholders’ Equity (Deficiency)	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	$569	$26,267	$—	$—	$	$26,836
Film suppliers	—	5,183	139	—	—	5,322
Other suppliers	—	10,184	40	1	(2,198)	8,027
Tax recovery program - PAES/REFIS	541	1,328	94	—	—	1,963
Taxes payable other than income taxes	1,759	2,617	57	1	—	4,434
Income tax payable	—	279	307	3	—	589
Accrued payroll and related liabilities	—	2,530	23	—	—	2,553
Advances from customers	—	5,779	—	—	(404)	5,375
Other accounts payable	—	636	885	—	(603)	918

Total current liabilities	2,869	54,803	1,545	5	(3,205)	56,017

Long-term liabilities
Loans	47,757	6,552	—	—	—	54,309
Loans payable to related companies	413,132	130,282	—	25,694	(500,912)	68,196
Taxes payable other than income taxes	3,143	763	—	—	—	3,906
Accrual for contingencies	14,476	28,571	143	—	—	43,190
Tax recovery program - PAES/REFIS	6,222	8,842	633	—	—	15,697
Liability to fund equity investee	93,076	—	—	—	(93,076)	—
Deferred income tax	45,988	—	(111)	—	—	45,877
Dividends payable	—	348,140	—	59,667	(407,807)	—

Total long-term liabilities	623,794	523,150	665	85,361	(1,001,795)	231,175

Minority interest	—	—	—	—	936	936
Redeemable common stock	30,380	—	—	—	—	30,380

Shareholders’ deficit
Common stock	445,313	284,076	1,860	15,068	(300,291)	446,026
Accumulated other comprehensive income (loss)	(23,020)	198,233	(157)	1,179	(194,595)	(18,360)
Accumulated deficit	(609,530)	(565,169)	634	(45,392)	592,136	(627,321)
Total shareholders’ equity (deficiency)	(187,237)	(82,860)	2,337	(29,145)	97,250	(199,655)
Total liabilities and shareholders’ equity (deficiency)	$469,806	$495,093	$4,547	$56,221	$(906,814)	$118,853

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statements of Operations

for the year ended December 31, 2005

Description	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Gross revenues
Monthly subscriptions	$—	$—	$3,556	$—	$—	$3,556
Installation	—	—	32	—	—	32
Advertising	—	110	—	—	—	110
Addtional services	—	127	69	—	(127)	69
Taxes on revenues	—	8	(527)	—	—	(519)
Net revenue	—	245	3,130	—	(127)	3,248

Direct operating expenses
Payroll and benefits	—	—	65	—	—	65
Programming	—	—	1,058	—	—	1,058
Technical assistance	—	—	14	—	—	14
TVA magazine	—	—	14	—	—	14
Rent	—	—	36	—	—	36
Other costs	—	—	142	—	—	142
	—	—	1,329	—	—	1,329

Selling, general and administrative expenses
Payroll and benefits	—	—	70	—	—	70
Advertising and promotion	—	—	20	—	—	20
Rent	—	—	6	—	—	6
Other general and administrative expenses	454	379	141	5	(127)	852
	454	379	237	5	(127)	948

Depreciation	—	229	308	—	(376)	161
Amortization	430	—	—	—	—	430
Other operating expense, net	301	—	40	—	—	341
Income (loss) from operations	(1,185)	(363)	1,216	(5)	376	39

Interest income	(1,550)	(11,802)	(51)	(19)	12,899	(523)
Interest expense	27,881	6,479	343	1,173	(12,899)	22,977
Foreign currency transaction (income) loss,net	(51,573)	40,832	10	4,574	—	(6,157)

Income (loss) before income taxes, equity and minority interest	24,057	(35,872)	914	(5,733)	376	(16,258)
Equity in (losses of) affiliates, net	(60,000)	360	—	(1,580)	61,220	—
Minority interest	—	—	—	—	(240)	(240)

Income (loss) from continuing operations before income taxes	(35,943)	(35,512)	914	(7,313)	61,356	(16,498)
Income tax from continuing operations - current	—	—	305	3	—	308
Income tax from continuing operations - deferred	27,416	—	8	—	—	27,424
Income (loss) from continuing operations	(63,359)	(35,512)	601	(7,316)	61,356	(44,230)
Discontinued operations
Income (loss) from discontinued operations before income taxes	(1,081)	(17,701)	—	—	—	(18,782)
Income taxes on discontinued operations	—	(314)	—	—	—	(314)
Income (loss) from discontinued operations	(1,081)	(18,015)	—	—	—	(19,096)

Net income (loss)	$(64,440)	$(53,527)	$601	$(7,316)	$61,356	$(63,326)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statements of Cash Flows
for the year ended December 31, 2005

	Parent Company	Wholly- Owned Subsidiaries	Majority- Owned Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(64,440)	$(53,527)	$601	$(7,316)	$61,356	$(63,326)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	229	308	—	(376)	161
Amortization	430	—	—	—	—	430
Allowance for doubtful accounts	—	—	19	—	—	19
Provision for inventory obsolescence	—	33	—	—	—	33
Minority interest	—	—	—	—	240	240
Equity in (income) losses of affiliates	60,000	(360)	—	1,580	(61,220)	—
Foreign currency transaction loss, net	(51,573)	40,832	10	4,574	—	(6,157)
Current income taxes	—	—	305	3	—	308
Deferred income taxes	27,416	—	8	—	—	27,424
Accrued interest	22,322	11,387	232	1,114	—	35,055
Changes in operating assets and liabilities:
Accounts receivable	(17)	21	(59)	28	507	480
Prepaid expenses and other assets	—	—	(3)	—	764	761
Inventories	—	—	(2)	—	—	(2)
Suppliers	(110)	176	(122)	—	(303)	(359)
Accrual for contingencies	6,061	—	—	—	—	6,061
Taxes payable other than income taxes	(165)	(12)	(69)	4	—	(242)
Accrued payroll and related liabilities	—	(1)	8	—	—	7
Advances received from subscribers	—	—	—	—	(389)	(389)
Judicial deposits	—	—	(112)	—	—	(112)
Other	314	(266)	24	(47)	(433)	(408)
Cash flow from Discontinued operation	—	31,928	—	—	—	31,928
Net cash provided by (used in) operating activities	238	30,440	1,148	(60)	146	31,912

Cash flows from investing activities:
Purchases of property, plant and equipment	—	43	(131)	—	—	(88)
Cash flow from Discontinued operation	—	(26,495)	—	—	—	(26,495)
Net cash used in investing activities	—	(26,452)	(131)	—	—	(26,583)

Cash flows from financing activities:
Repayment of loans from banks	(5,972)	—	—	—	—	(5,972)
Repayment of program PAES/REFIS	—	—	(56)	—	—	(56)
Loans to related parties	—	—	6	—	—	6
Dividends	—	375	(674)	—	(375)	(674)
Proceeds from loans from related parties	12,949	(2,407)	—	27	—	10,569
Repayments of loans from related parties	(2,035)	(9,055)	—	—	—	(11,090)
Cash flow from Discontinued operation	—	11,345	—	—	—	11,345
Net cash provided by (used in) financing activities	4,942	258	(724)	27	(375)	4,128

Effect of exchange rate changes	(5,178)	4,023	(172)	26	229	(1,072)
Net increase (decrease) in cash and cash equivalents	2	8,269	121	(7)	—	8,385
Cash and cash equivalents at beginning of the period	3	668	689	8	—	1,368

Cash and cash equivalents at end of the period	$5	$8,937	$810	$1	$—	$9,753

Cash and cash equivalent - continuing operation	3	1	689	8	—	701
Cash and cash equivalent - discontinued operation	—	667	—	—	—	667
Cash and cash equivalent at beginning of the period	3	668	689	8	—	1,368

Cash and cash equivalent - continuing operation	5	9	810	1	—	825
Cash and cash equivalent - discontinued operation	—	8,928	—	—	—	8,928
Cash and cash equivalent at end of the period	5	8,937	810	1	—	9,753

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheet
as of December 31, 2004

Assets	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Current assets
Cash and cash equivalents	$3	$668	$689	$8	$—	$1,368
Accounts receivable, net	234	1,270	(16)	1,713	(1,506)	1,695
Inventories, net	—	9,510	86	—	(124)	9,472
Prepaid and other assets	8	1,312	3	—	—	1,323
Other accounts receivable	49	247	281	—	—	577

Total current assets	294	13,007	1,043	1,721	(1,630)	14,435

Property, plant and equipment, net	—	67,012	2,083	—	(875)	68,220
Investments	16,066	1,319	—	—	(17,385)	—
Recoverable taxes	—	102	—	35	1	138
Intangible assets, net	598	3,933	—	—	—	4,531
Loans receivable from related companies	55,504	18,314	146	54,258	(121,742)	6,480
Dividends receivable	362,063	—	—	—	(362,063)	—
Judicial deposits	—	8,497	263	—	—	8,760

Total assets	$434,525	$112,184	$3,535	$56,014	$(503,694)	$102,564

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Balance Sheet

as of December 31, 2004

Liabilities and Shareholders’ Equity (Deficiency)	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Current Liabilities
Loans	$7,846	$11,628	$—	$—	$—	$19,474
Film suppliers	—	4,766	230	—	—	4,996
Other suppliers	102	7,174	40	—	(1,629)	5,687
Tax recovery program - PAES/REFIS	439	1,082	60	—	—	1,581
Taxes payable other than income taxes	1,427	1,988	45	2	—	3,462
Income tax payable	—	—	328	—	—	328
Accrued payroll and related liabilities	—	1,339	13	—	—	1,352
Advances from customers	—	3,939	—	—	—	3,939
Other accounts payable	—	1,288	172	40	—	1,500

Total current liabilities	9,814	33,204	888	42	(1,629)	42,319

Long-term liabilities
Loans	385,384	(344,324)	—	—	—	41,060
Loans payable to related companies	34,595	113,027	—	23,753	(121,741)	49,634
Taxes payable other than income taxes	3,390	324	—	—	—	3,714
Accrual for contingencies	—	14,277	267	—	—	14,544
Tax recovery program - PAES/REFIS	5,530	8,248	302	—	—	14,080
Liability to fund equity investee	47,497	—	—	—	(47,497)	—
Deferred income tax	29,171	—	(119)	—	—	29,052
Dividends payable	—	309,448	—	52,615	(362,063)	—

Total long-term liabilities	505,567	101,000	450	76,368	(531,301)	152,084

Minority interest	—	—	—	—	879	879
Redeemable common stock	27,599	—	—	—	—	27,599

Shareholders’ deficit
Common stock	445,313	284,076	1,860	15,068	(300,291)	446,026
Accumulated other comprehensive income (loss)	(10,380)	204,466	(298)	4,194	(203,111)	(5,129)
Accumulated deficit	(543,388)	(510,562)	635	(39,658)	531,759	(561,214)

Total shareholders’ equity (deficiency)	(108,455)	(22,020)	2,197	(20,396)	28,357	(120,317)
Total liabilities and shareholders’ equity (deficiency)	$434,525	$112,184	$3,535	$56,014	$(503,694)	$102,564

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statements of Operations
for the year ended December 31, 2004

Description	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated

Gross revenues
Monthly subscriptions	$—	$164	$2,447	$—	$(164)	$2,447
Installation	—	—	26	—	—	26
Advertising	—	16	—	—	—	16
Other	—	—	45	—	—	45
Taxes on revenue	—	(10)	(357)	—	—	(367)
Net revenue	—	170	2,161	—	(164)	2,167

Direct operating expenses
Payroll and benefits	—	—	32	—	—	32
Programming	—	—	834	—	—	834
Technical assistance	—	—	3	—	—	3
TVA Magazine	—	—	28	—	—	28
Rent	—	—	25	—	—	25
Other costs	—	—	168	—	—	168
	—	—	1,090	—	—	1,090

Selling, general and administrative expenses
Payroll and benefits	—	(3)	52	—	—	49
Advertising and promotion	—	—	12	—	—	12
Other general and administrative expenses	507	209	149	4	(164)	705
	507	206	213	4	(164)	766

Depreciation	—	266	261	—	(332)	195
Amortization	428	—	—	—	—	428
Other operating expense, net	258	—	—	(42)	—	216
Income (loss) from operations	(1,193)	(302)	597	38	332	(528)

Interest income	(1,031)	(25,893)	(223)	—	26,780	(367)
Interest expense	36,833	5,451	63	685	(26,780)	16,252
Foreign currency transaction (income) loss, net	(35,006)	27,994	(63)	3,579	—	(3,496)
Other nonoperating income	(8,443)	—	—	—	—	(8,443)

Income (loss) before income taxes, equity and minority interest	6,454	(7,854)	820	(4,226)	332	(4,474)
Equity in (losses of) affiliates, net	(17,039)	382	—	(874)	17,063	(468)
Minority interest	—	—	—	—	255	255

Income (loss) from continuing operations before income taxes	(10,585)	(7,472)	820	(5,100)	17,140	(5,197)
Income tax from continuing operations - current	—	—	304	—	—	304
Income tax from continuing operations - deferred	8,985	—	(119)	—	—	8,866
Income (loss) from continuing operations	(19,570)	(7,472)	635	(5,100)	17,140	(14,367)
Discontinued operations
Loss from discontinued operations before income taxes	(556)	(4,720)	—	—	—	(5,276)
Income taxes on discontinued operations	—	—	—	—	—	—
Loss from discontinued operations	(556)	(4,720)	—	—	—	(5,276)
Net income (loss)	(20,126)	(12,192)	635	(5,100)	17,140	(19,643)

23. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

Consolidated Statement's of Cash Flows
for the year ended December 31, 2004

	Parent Company	Wholly- Owned Guarantor Subsidiaries	Majority- Owned Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(19,721)	$(12,597)	$635	$(5,100)	$17,140	$(19,643)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	—	266	261	—	(332)	195
Amortization	428	—	—	—	—	428
Net Gain on sale of equity method investments	(8,443)	—	—	—	—	(8,443)
Allowance for doubtful accounts	—	—	21	—	—	21
Minority interest	—	—	—	—	255	255
Equity in (income) losses of affiliates	17,039	(382)	—	874	(17,063)	468
Foreign currency transaction loss, net	(35,006)	27,994	(63)	3,579	—	(3,496)
Current income taxes	—	—	304	—	—	304
Deferred income taxes	8,985	—	(119)	—	—	8,866
Accrued interest	35,479	6,190	(364)	710	(25,890)	16,125
Changes in operating assets and liabilities:
Accounts receivable	(212)	(39)	(4)	(81)	140	(196)
Prepaid expenses and other assets	(9,848)	466	15	123	9,029	(215)
Inventories	—	—	(9)	—	112	103
Suppliers	79	48	83	—	34	244
Accrual for contingencies	—	6	—	—	—	6
Taxes payable other than income taxes	(146)	48	(25)	3	—	(120)
Accrued payroll and related liabilities	—	(2)	(1)	—	—	(3)
Judicial deposits	—	(6)	(22)	—	—	(28)
Other	2,464	8,288	36	(41)	(12,089)	(1,342)
Cash flow from Discontinued operation	—	30,880	—	—		30,880

Net cash provided by (used in) operating activities	(8,902)	61,160	748	67	(28,664)	24,409

Cash flows from investing activities:
Purchases of property, plant and equipment	—	349	(87)	—	—	262
Short-term investments	—	2,476	—	—	(2,477)	(1)
Cash flow from Discontinued operation	—	(13,346)	—	—	—	(13,346)
Net cash used in investing activities	—	(10,521)	(87)	—	(2,477)	(13,085)

Cash flows from financing activities:
Proceeds from bank loans	25,988	—	—	—	(25,958)	30
Repayment of loans from banks	(32,144)	—	—	—	25,958	(6,186)
Repayment of program PAES/REFIS	—	—	(73)	—	—	(73)
Loans to related parties	—	—	(7)	—	7	—
Repayment of loans made to related parties	—	—	1,302	—	(1,302)	—
Proceeds from loans from related parties	9,136	45,428	—	29	(476)	54,117
Repayments of loans from related parties	175	(50,864)	—	(15)	3,810	(46,894)
Capital Distribution	—	—	(940)	—	940	—
Dividends	—	—	(576)	—	576	—
Cash flow from Discontinued operation	—	(11,125)	—	—	—	(11,125)
Net cash provided by financing activities	3,155	(16,561)	(294)	14	3,555	(10,131)

Effect of exchange rate changes	5,654	(33,537)	261	(81)	27,586	(117)
Net increase (decrease) in cash and cash equivalents	(93)	541	628	—	—	1,076
Cash and cash equivalents at beginning of the period	96	127	61	8	—	292

Cash and cash equivalents at end of the period	$3	$668	$689	$8	$—	$1,368

Cash and cash equivalent - continuing operations	96	—	61	8	—	165
Cash and cash equivalent - discontinued operations	—	127	—	—	—	127
Cash and cash equivalent at beginning of the period	96	127	61	8	—	292

Cash and cash equivalent - continuing operations	3	1	689	8	—	701
Cash and cash equivalent - discontinued operations	—	667	—	—	—	667
Cash and cash equivalent at end of the period	3	668	689	8	—	1,368

* * *

CCS – CAMBORIÚ CABLE SYSTEM

TELECOMUNICAÇÕES LTDA.

Financial Statements for the Years Ended
December 31, 2006, 2005 and 2004 and

Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.
São Paulo – SP - Brasil

We have audited the accompanying balance sheets of CCS – CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA. (the “Company”) as of December 31, 2006 and 2005, and the related statements of income, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil

June 30, 2007

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Balance Sheets

December 31, 2006 and 2005
(in thousands of U.S. dollars)

	December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$1,214	$810
Accounts receivable	34	25
Inventories	96	97
Prepaid and other assets	2	681
Recoverable taxes	418	256

Total current assets	1,764	1,869

Property, plant and equipment, net (Note 5)	2,018	2,077
Deferred income taxes (Note 4)	169	111
Loans to related companies (Note 3)	236	187
Judicial deposits	506	414

Total assets	$4,693	$4,658

The accompanying notes are an integral part of the financial statements

	December 31,
	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Film suppliers	$194	$139
Other suppliers	42	40
Taxes payable other than income taxes	246	149
Accrued payroll and related liabilities	26	23
Income taxes payable	491	307
Dividends payable	725	651
Other accounts payable - rentals	294	236

Total current liabilities	2,018	1,545

Long-term liabilities
Taxes payable other than income taxes	494	633
Provision for claims (Note 10)	228	142

Total long-term liabilities	722	775

Shareholders’ equity
Common stock, no par value, 2,248,712 shares authorized, issued and outstanding (Note 6)	1,860	1,860
Accumulated other comprehensive loss	93	(157)
Accumulated income	—	635

Total shareholders’ equity	1,953	2,338

Total liabilities and shareholders’ equity	$4,693	$4,658

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Income

for the years ended December 31, 2006 , 2005 and 2004
(in thousands of U.S. dollars)

	Year ended December 31,
	2006	2005	2004
Gross revenues
Monthly subscriptions	$4,486	$3,556	$2,447
Installation	44	32	26
Advertising	6	—	—
Additional services	102	69	45
Taxes on revenues	(674)	(527)	(357)

	3,964	3,130	2,161
Direct operating expenses (excluding depreciation stated separately below)
Payroll and benefits	33	65	32
Programming	1,190	1,058	834
Other costs	198	206	224

	1,421	1,329	1,090

Selling, general and administrative expenses
Payroll and benefits	118	70	52
Advertising and promotion	27	20	12
Other selling, general and administrative expenses	632	147	149

	777	237	213

Depreciation	345	308	261
Other operating expense, net	45	40	—

Operating income	1,376	1,216	597

Interest income	(49)	(51)	(223)
Interest expense	131	343	63
Foreign currency transaction (gain) loss, net	15	10	(63)

Income before income taxes	1,279	914	820

Income tax expense – current (Note 4)	483	305	304
Income tax (benefit)– deferred (Note 4)	(58)	8	(119)

Net income	$854	$601	$635
Other comprehensive income (loss) - Foreign currency translation adjustment	250	141	1,151
Comprehensive income	$1,104	$742	$1,786

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. dollars)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance as of December 31, 2003	$4,012	$288	$(1,449)	$2,851

Foreign currency translation adjustment, net of tax of $0	—	—	1,151	1,151

Capital distribution	(2,152)	(288)	—	(2,440)

Net income	—	635	—	635

Balance as of December 31, 2004	1,860	635	(298)	2,197

Foreign currency translation adjustment, net of tax of $0	—	—	141	141

Capital distribution	—	(601)	—	(601)

Net income	—	601	—	601

Balance as of December 31, 2005	1,860	635	(157)	2,338

Foreign currency translation adjustment, net of tax of $0	—	—	250	250

Capital distribution	—	(1,489)	—	(1,489)

Net income	—	854	—	854

Balance as of December 31, 2006	$1,860	$—	$93	$1,953

The accompanying notes are an integral part of the financial statements

CCS - CAMBORIÚ CABLE SYSTEM TELECOMUNICAÇÕES LTDA.

Statements of Cash Flows

for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. dollars)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$854	$601	$635

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	345	308	261
Provision for doubtful accounts (Note 10)	89	19	21
Loss on sale of obsolete inventories	6	—	—
Disposal and Write-off of property, plant and equipments	50	—	—
Foreign currency transaction (gain) loss, net	15	10	(63)
Current income taxes	483	305	304
Deferred income taxes	(58)	8	(119)
Accrued interest	18	232	(364)
Changes in operating assets and liabilities:
Accounts receivable	(94)	(59)	(4)
Prepaid and other assets	729	(3)	15
Recoverable taxes	(135)	—	—
Inventories	11	(2)	(9)
Suppliers	39	(122)	83
Accrual for contingencies	(3)	—	—
Taxes payable other than income taxes	11	(69)	(25)
Judicial deposits	(50)	(112)	(22)
Accrued payroll and related liabilities	1	8	(1)
Other	46	24	36

Net cash provided by operating activities	2,357	1,148	748

Cash flows from investing activities:
Purchases of property, plant and equipment	(161)	(131)	(87)

Net cash used in investing activities	(161)	(131)	(87)

Cash flows from financing activities:
Repayments of program PAES/REFIS	(170)	(56)	(73)
Loans to related parties	(345)	6	(7)
Repayments of loans made to related parties	345	—	1,302
Capital Distribution	—	—	(940)
Dividends paid	(1,489)	(674)	(576)

Net cash used in financing activities	(1,659)	(724)	(294)

Effect of exchange rate changes on cash and cash equivalents	(133)	(172)	261

Net increase in cash and cash equivalents	404	121	628
Cash and cash equivalents at beginning of year	810	689	61

Cash and cash equivalents at end of the year	$1,214	$810	$689

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

2.3.     Currency remeasurement

The Company uses the Brazilian real as its functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The shareholder’s deficit was translated into U.S. dollars at the exchange rate of the transaction date and the resulting net translation gains and losses are reported in accumulated other comprehensive income (loss) in shareholders’ deficit.

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

2.9.     Recoverability of long-lived assets to be held and used

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2006, 2005 and 2004.

2.10.    Revenue recognition

Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

Other revenues are recognized as services are rendered.

2.11.    Advertising and promotion costs

Costs of advertising and promotion are expensed as incurred.

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

2.13     Comprehensive income (loss)

SFAS no. 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of income. As of December, the Company accumulated comprehensive income (loss) is represented by the effects of foreign currency translation adjustments.

2.14.    Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.         Related party transactions

The following tables summarize the transactions between the Company and related parties as of December 31, 2006 and 2005:

	December 31,
	2006	2005
TVA Sul Paraná Ltda. (parent company)
Loans receivable	$236	$187

The Company and its related parties maintain a cash management system centralized at TVA Sul Paraná Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in Reais and subject to variable interest of 1,04% per month as of December 31, 2005 (2.02% per month as of December 31, 2004 and 1.96% per month as of December 31, 2003). These loans do not have defined maturity dates.

4.                            Income taxes

Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities.  A valuation allowance has not been established against the net deferred tax asset (primarily consisting of provisions) as management believes it is more likely than not that the deferred tax assets will be realized.  Accordingly, a benefit has been recognized for the Company’s net operating income and other deferred tax assets. As of December 31, 2006 and 2005, the Company had no net operating loss carryforwards.

The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:
Provision for claims	29	4
Other	140	107

Total gross deferred tax asset	169	111

The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

	2006	2005	2004

Income (loss) before income taxes	$1,279	$914	$820
Statutory income tax rate	34%	34%	34%
Computed income tax expense (benefit)	435	311	278
Deductible devaluation loss for Brazilian statutory purposes	—	(4)	1
Other	(10)	6	(17)
Change in valuation allowance	—	—	(77)

Income tax expense per statements of operations	$425	$313	$185

5.         Property, plant and equipment, net

As of December 31, 2006 and 2005, property, plant and equipment were comprised of:

	Annual
	Depreciation
	Rate	December 31,
	%	2006	2005

Reception equipment	20	$1,010	$965
Cable plant	10	991	906
Machinery and equipment	10	279	253
Decoders	10	151	137
Leasehold improvements	25	6	6
Building	4	2,756	2,517
Furniture and fixtures	10	59	54
Vehicles	20	28	49
Software	20	13	12
Other		8	8
Accumulated depreciation		(3,283)	(2,830)

		$2,018	$2,077

6.         Shareholder’s equity

Common stock as of December 31, 2006 and 2005 was comprised of:

	2006		2005
	$	Shares	$	Shares

Construtora ENE ESSE Ltda.	$744	899,485	$744	899,485
TVA Sul Paraná Ltda.	1,116	1,349,227	1,116	1,349,227

	$1,860	2,248,712	$1,860	2,248,712

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

On October 13, 2004, Tevecap filed a registration statement with the United States Securities and Exchange Commission to exchange the original Senior Notes due November 26, 1996, amounting to $48,022, for new 12.625% Senior Notes due 2009. On December 21, 2004, Tevecap completed the exchange offer with the participation of 85% of the Note holders, which held Notes amounting to $40,749. On November 7, 2005, an exchange offer proposal was filed with SEC (US-Securities and Exchange Commission) for the residual balance in the amount of $7,008 the conditions for this renegotiation were similar to those determined on October 13, 2004. On September 13, 2005, Tevecap paid $265 to the creditors for which renegotiation had not been made. This amount is available to the creditors in an account of the depositary bank, JP Morgan Trust Bank.  The new Notes are jointly and severally guaranteed by certain subsidiaries of Tevecap, including the Company.

8.         Litigation contingencies

Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has provided for losses on all cases where, based on opinion of management and external legal counsel, the likelihood of loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company’s results of income, financial condition or cash flows.

9.         Abril Health Care Plan

In February 1996, the Abril Health Care Plan, Associação Abril de Benefícios (the “Health Care Plan”), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2006, contributions made by the Company to the Health Care Plan amounted to $11 ($10 in 2005 and $7 in 2004).

10.       Supplementary information - valuation and qualifying accounts and reserves

	Deferred Taxation Valuation Allowance	Provision for Doubtful Accounts	Provision for Claims
Balance as of December 31, 2003	77	97	165
Additions	42	21	102
Deductions	—	—	—
Balance as of December 31, 2004	119	118	267
Additions	—	19	—
Deductions	(8)	—	(155)
Effect of exchange rate	—	17	30
Balance as of December 31, 2005	111	154	142
Additions	58	88	70
Deductions	—	—	—
Effect of exchange rate	—	17	16
Balance as of December 31, 2006	$169	$259	$228

11.       Recent accounting pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While we are still evaluating our tax positions, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. For us, SFAS No. 159 is effective as of 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. We cannot currently estimate the impact of SFAS No. 159 on our consolidated results of income, cash flows or financial position and have not yet determined whether or not we will choose to measure items subject to SFAS No. 159 at fair value.

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

Globopar:  Globo Comunicações e Participações Ltda.

Guarantors:  TVA Sistema de Televisão S.A., TVA Communications Ltd., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and CCS Camboriú Cable System de Telecomunicações Ltda.

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

JPMorgan Parties:  Two wholly owned subsidiaries of JPM JPMorgan Partners LLC, an affiliate of JPMorgan Chase Bank.

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

SCM:  Serviço de Comunicação Multimídia (multimedia communication services, including broadband Internet services).

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

TVA Sul:  The operations of TVA Sul Paraná S.A., a Brazilian corporationin which we hold a 100% equity interest, and CCS-Camboriú Cable System de Telecomunicações Ltda., a Brazilian limitada in which TVA Sul Paraná S.A. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

UHF:  Broadcast of a television signal at an ultra-high frequency over a given geographical area.

VOD: Video on Demand.

VoIP:  Voice over Internet Protocol.

WiMAX:  Worldwide Interoperability for Microwave Access.